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Exhibit 99.1

         MANAGEMENT PROXY CIRCULAR

PLAN OF ARRANGEMENT

involving

BROOKFIELD OFFICE PROPERTIES INC.

and

BROOKFIELD PROPERTY PARTNERS L.P.

together with Brookfield Property Split Corp. and
Brookfield Office Properties Exchange LP

NOTICE OF ANNUAL & SPECIAL MEETING OF SHAREHOLDERS OF

BROOKFIELD OFFICE PROPERTIES INC.

to be held on June 3, 2014

THE BOARD OF DIRECTORS OF BROOKFIELD OFFICE PROPERTIES INC. (EXCLUDING INTERESTED DIRECTORS) UNANIMOUSLY RECOMMENDS THAT BROOKFIELD OFFICE PROPERTIES INC. COMMON SHAREHOLDERS VOTE FOR THE ARRANGEMENT.

These materials are important and require your immediate attention. They require shareholders of Brookfield Office Properties Inc. to make important decisions. If you are in doubt as to how to make such decisions, please contact your financial, legal, tax or other professional advisors.

May 5, 2014

 BROOKFIELD OFFICE PROPERTIES INC.

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

        NOTICE IS HEREBY GIVEN to the holders of common shares and Class A preference shares, Series A and B (the "Voting Shareholders") and the holders of Class AAA preference shares, Series G, H, J and K ("BPO Convertible Preferred Shareholders") of Brookfield Office Properties Inc. (the "Corporation" or "BPO") that the Annual and Special Meeting of BPO (the "BPO Meeting") will be held at Brookfield Place, 250 Vesey Street in the Bank of America Conference Center in New York, New York, USA on June 3, 2014 at 11:00 a.m., Eastern daylight time, for the following purposes:

1.
to consider, pursuant to an interim order of the Ontario Superior Court of Justice (Commercial List) dated May 5, 2014, as the same may be varied (the "Interim Order"), and, if deemed advisable, pass, with or without variation, a special resolution of Voting Shareholders and the BPO Convertible Preferred Shareholders, voting together (the "Arrangement Resolution"), the full text of which is attached as Appendix B to the accompanying management proxy circular of BPO (the "Circular"), to approve an arrangement (the "Arrangement") pursuant to section 192 of the Canada Business Corporations Act, as amended, (the "CBCA") all as more particularly described and set forth in the Circular;

2.
to consider and, if deemed advisable, to approve a special resolution of Voting Shareholders to amend the articles of incorporation of the Corporation (the "Articles") to remove cumulative voting, change the size of the board of directors from 11 directors to a minimum of 3 directors and a maximum of 10 directors and fix the number of directors at 4 (the "Board Election Resolution"), the full text of which is attached as Appendix C to the accompanying Circular;

3.
to receive the consolidated financial statements of the Corporation for the fiscal year ended December 31, 2013, including the external auditor's report;

4.
to elect directors who will serve until the end of the next annual meeting;

5.
to appoint the external auditor who will serve until the end of the next annual meeting and authorize the directors to set the external auditor's remuneration; and

6.
to consider and, if deemed advisable, to approve an advisory resolution on the Corporation's approach to executive compensation.

        We will also consider other business that may properly come before the BPO Meeting or any adjournment thereof.

        Pursuant to the Interim Order, registered holders of common shares of BPO ("BPO Common Shareholders") have been granted the right to dissent in respect of the Arrangement Resolution. If the Arrangement becomes effective, a registered BPO Common Shareholder who dissents in respect of the Arrangement Resolution (each a "Dissenting Shareholder") is entitled to be paid the fair value of such Dissenting Shareholder's shares, provided that such Dissenting Shareholder has delivered a written objection to the Arrangement Resolution to BPO not later than 5:00 p.m. (Eastern daylight time) on May 30, 2014, being two (2) business days preceding the BPO Meeting (or, if the BPO Meeting is postponed or adjourned, two (2) business days preceding the date of the postponed or adjourned BPO Meeting) and has otherwise complied strictly with the dissent procedures described in the Circular, including the relevant provisions of section 190 of the CBCA, as modified by the Interim Order. Beneficial owners of BPO Common Shares registered in the name of a broker, investment dealer or other intermediary who wish to dissent should be aware that only registered owners of BPO Common Shares are entitled to dissent. Failure to comply strictly with the dissent procedures described in the Circular may result in the loss of any right of dissent. These rights are described in detail in the accompanying Circular under the heading "Rights of Dissenting BPO Common Shareholders". The text of section 190 of the CBCA, which will be relevant in any dissent proceeding, is set forth in Appendix G to the Circular.

        The Circular accompanying this notice provides additional information relating to the matters to be dealt with at the BPO Meeting and includes the full text of the Arrangement Resolution, the Board Election Resolution and the Interim Order, attached as Appendix B, Appendix C and Appendix E, respectively, which

i

are incorporated by reference into and forms part of this notice. The BPO Meeting is both an annual and special meeting. Even if the Arrangement Resolution receives the required approval from Voting Shareholders and BPO Convertible Preferred Shareholders, Voting Shareholders must also consider certain other resolutions including the Board Election Resolution, the appointment of auditors and the election of directors, and, in addition, the advisory resolution to accept BPO's approach to executive compensation, all as more particularly described in Appendix K to the Circular.

        You have the right to vote at the BPO Meeting if you are a Voting Shareholder as at the close of business on April 28, 2014 or a BPO Convertible Preferred Shareholder as at the close of business on May 6, 2014.

        You do not have to vote in person at the BPO Meeting. The Circular tells you how to exercise your right to vote your shares.

By Order of the Board of Directors

BRETT M. FOX

General Counsel and Secretary
New York, New York, USA

May 5, 2014

 MANAGEMENT PROXY CIRCULAR

        In this management proxy circular (the "Circular"), the "Corporation", "BPO", "we", "us" and "our" refers to Brookfield Office Properties Inc. and its consolidated subsidiaries, unless otherwise noted or the context requires otherwise.

        This Circular explains the business to be considered at the annual and special meeting of BPO (the "BPO Meeting") referred to in the accompanying notice of meeting (the "Notice") to be held at Brookfield Place, 250 Vesey Street in the Bank of America Conference Center in New York, New York, USA on June 3, 2014 at 11:00 a.m., Eastern daylight time.

        This BPO Meeting is both an annual and special meeting. Aside from consideration of the annual matters set forth in Appendix K, holders of common shares and Class A preference shares, Series A and B of BPO (the "Voting Shareholders") will also be considering the following items of special business: (i) an arrangement (the "Arrangement") pursuant to section 192 of the Canada Business Corporations Act, as amended, (the "CBCA") all as more particularly described and set forth in the Circular (the "Arrangement Resolution"); and (ii) the amendment to the articles of incorporation of the Corporation (the "Articles") to remove cumulative voting, change the size of the BPO Board from 11 directors to a minimum of 3 directors and a maximum of 10 directors and fix the number of directors at 4 (the "Board Election Resolution"). BPO Convertible Preferred Shareholders will vote together with the Voting Shareholders to consider the Arrangement Resolution at the BPO Meeting.

        The solicitation of proxies by this Circular is being made by or on behalf of the management of BPO and the total cost of solicitation will be borne by the Corporation. The solicitation will be made primarily by mail, but proxies may also be solicited personally or by telephone by regular employees of the Corporation at nominal cost.

        The information in this Circular is given as at April 15, 2014, unless otherwise indicated.

        No person has been authorized to give information or to make any representations in connection with the Arrangement pursuant to section 192 of the CBCA involving BPO and Brookfield Property Partners L.P. ("Brookfield Property Partners" or "BPY"), Brookfield Property Split Corp. ("BOP Split") and Brookfield Office Properties Exchange LP ("Exchange LP") or any other matters described herein other than those contained or incorporated by reference in this Circular and, if given or made, any such information or representations should not be relied upon in making a decision as to how to vote on the Arrangement Resolution, or be considered to have been authorized by BPO, Brookfield Property Partners L.P., Brookfield Property Split Corp. or Brookfield Office Properties Exchange LP.

        All information relating to the Purchasers contained in this Circular has been provided to the Corporation by the Purchasers. The BPO Board has relied upon this information without having made independent inquiries as to the accuracy or completeness thereof; however, it has no reason to believe such information is misleading or inaccurate.

        Pursuant to National Instrument 54-101 — Communication with Beneficial Owners of Securities of a Reporting Issuer, BPO is sending proxy-related materials directly to non-objecting beneficial owners. To objecting beneficial owners, through their intermediaries, BPO is sending proxy-related materials including voting instructions for intermediaries.

        This Circular does not constitute an offer to buy or sell, or a solicitation of an offer to sell, any securities, or the solicitation of a proxy, by any person in any jurisdiction in which such an offer or solicitation is not authorized, or in which the person making such an offer or solicitation is not qualified to do so, or to any person to whom it is unlawful to make such an offer or solicitation.

        You should not construe the contents of this Circular as legal, tax, investment or financial advice and should consult with your own professional advisors as to the relevant legal, tax, investment, financial or other matters in connection herewith.

        This Circular should be read in conjunction with (i) the offer and circular of Brookfield Property Partners, Brookfield Property Split Corp. and Brookfield Office Properties Exchange LP (the "Purchasers") dated February 11, 2014 (the "Initial BPO Circular"), as amended by the Purchasers' notice of variation dated

March 20, 2014 (the "March 2014 Notice", together with the Initial BPO Circular, the "Purchasers' Circular") and (ii) the BPO Directors' Circular.

Currency and Exchange Rate Information

        We are a corporation existing under the federal laws of Canada. As the Corporation operates in U.S. dollars and reports financial results in U.S. dollars, unless otherwise indicated, all dollar amounts in this Circular are expressed in U.S. dollars and references to "$", "US$", "dollars", "USD" or "U.S. dollars" in this Circular refer to U.S. dollars. On April 15, 2014, the Bank of Canada noon rate of exchange for U.S. dollars was US$1.00 = C$1.0981.

Notice to Shareholders in the United States

        We are a corporation existing under the federal laws of Canada. Investors should be aware the disclosure requirements applicable to this Circular may be different from those of the United States. The historical financial information of BPO and the Purchasers that is included or incorporated by reference herein is prepared in U.S. dollars and has been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Boards ("IFRS"), which differ from United States generally accepted accounting principles in certain material respects, and is subject to Canadian auditing and auditor independence standards and, thus, may not be comparable to financial statements of U.S. companies. The enforcement by investors of civil liabilities under United States federal and state securities laws may be affected adversely by the fact that BPO and the Purchasers are incorporated or otherwise established and located outside the United States, that the Depositary and some of its officers and directors are non-residents of the United States, that some of the experts named in this management circular are non-residents of the United States, and that some of the assets of the BPO and the Purchasers and the persons referred to above are located outside the United States. Shareholders may not be able to sue BPO or the Purchasers, or their respective officers or directors, as applicable, in a foreign court for violations of United States federal or state securities law. It may be difficult to compel a foreign issuer and its affiliate to subject themselves to a United States court's jurisdiction.

        Neither the SEC nor any state securities commission has approved or disapproved of the transaction or the securities to be delivered in connection with the Arrangement, passed upon the merits or fairness of transaction, or passed upon the adequacy or accuracy of the disclosure in the document. Any representation to the contrary is a criminal offense.

Forward-Looking Information

        Certain information in this Circular is "forward-looking information", which reflects expectations regarding the future growth, results of operations, performance and business prospects and opportunities of the Corporation and the Purchasers. In this Circular, the words "may", "would", "could", "should", "will", "intend", "plan", "anticipate", "believe", "seek", "propose", "estimate" and "expect" and similar expressions, as they relate to the Corporation and the Purchasers, are often, but not always, used to identify forward-looking information. Such forward-looking information reflects management's and the directors' current beliefs and is based on information currently available to management and the directors. Forward-looking information involves significant risks and uncertainties, should not be read as a guarantee of future performance or results, and will not necessarily be an accurate indication of whether or not or the times at which, or by which, such performance or results will be achieved, and Shareholders are cautioned not to place undue reliance on such forward-looking statements. In particular, this Circular contains forward-looking information pertaining to the completion of the Arrangement by the Purchasers and the general business strategies and plans of the Corporation.

        A number of factors could cause actual results to differ materially from the results discussed in the forward-looking information, including, but not limited to, failure to receive, on a timely basis or otherwise, the required approvals by Shareholders, the Court and applicable government authorities, the terms of those approvals, the risk that a condition to closing contemplated by the Arrangement Agreement may not be satisfied or waived or other adverse events, changes in applicable laws or regulations and all other factors discussed under the heading

"Company and Real Estate Industry Risks" in the Corporation's Annual Information Form dated March 31, 2014, under Item 3.D of the annual report of Brookfield Property Partners on Form 20-F for the year ended December 31, 2013 filed April 2, 2014 (the "BPY 20-F"), under the heading "Risk Factors" in the Purchasers' Circular and under the heading "Risk Factors" below. Although the forward-looking information contained in this Circular is based upon what management and the directors of each of the Corporation and the Purchasers believe are reasonable assumptions, neither the Corporation nor the Purchasers can assure investors that actual results will be consistent with this forward-looking information. If the assumptions underlying forward-looking information prove incorrect or if some of the risks or uncertainties materialize, actual results may vary materially from those described in this Circular as intended, planned, anticipated, believed, estimated or expected. This forward-looking information is made as of the date of this Circular, and neither the Corporation nor the Purchasers assumes an obligation to update or revise it to reflect new events or circumstances, except as required by applicable Laws.

Availability of Disclosure Documents

        The Corporation will provide any person or corporation, upon request to the Secretary of BPO, with a copy of (i) our most recent annual information form, together with a copy of any document or the pertinent pages of any document incorporated therein by reference; (ii) our comparative financial statements for the fiscal year ended December 31, 2013, together with the report of the auditors thereon; (iii) our most recent annual report, which includes management's discussion and analysis of financial conditions and results of operations ("MD&A"); (iv) our unaudited interim financial statements for the periods subsequent to the end of the Corporation's fiscal year and the MD&A thereon; and (v) this Circular. Financial information for the fiscal year ended December 31, 2013 is provided in our comparative financial statements and MD&A, which are included in our most recent annual report.

        Requests for the above-mentioned disclosure documents can be made to the Secretary of the Corporation by mail at Suite 330, 181 Bay Street, Brookfield Place, P.O. Box 770, Toronto, Ontario M5J 2T3 or by e-mail at contact-form@brookfieldofficeproperties.com.

Documents Incorporated by Reference

        BPO and BPY file their continuous disclosure documents and other information with the SEC and with securities commissions or similar authorities in Canada. Such documents are available to the public on the SEC's website at www.sec.gov, on SEDAR at www.sedar.com and on BPO's website at www.brookfieldofficeproperties.com or BPY's website at www.brookfieldpropertypartners.com, as applicable. Information on BPO's website, BPY's website or any other website is not incorporated by reference into this document and does not constitute part of this document.

        Shareholders may also read and copy any document BPO or BPY files at the SEC's public reference room located at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room.

        BPO is "incorporating by reference" into this document certain information BPO or BPY files with the SEC, which means that BPO is disclosing important information to shareholders by referring shareholders to those documents. The information incorporated by reference is an important part of this document, and information that BPO or BPY files later with the SEC will automatically update and supersede this information as well as the information included in this document. BPO incorporates by reference the documents listed below and any future filings BPO or BPY makes with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act from the date of this document to the date of the BPO Meeting. Canadian Shareholders can find the equivalent documents on SEDAR at www.sedar.com.

  •
  the section under the heading "Risk Factors" in the Purchasers' Circular;

  •
  BPO's Annual Report on Form 40-F for the year ended December 31, 2013 (filed on March 31, 2014);

  •
  BPY's Annual Report on Form 20-F for the year ended December 31, 2013 (filed on April 2, 2014);

  •
  a press release relating to BPO's financial results for the quarter ended March 31, 2014 (filed on April 25, 2014); and

  •
  a press release relating to BPY's financial results for the quarter ended March 31, 2014 (filed on May 1, 2014).

v

 SUMMARY

        This Summary summarizes the material information presented in greater detail elsewhere in this document. Shareholders should read carefully this entire document, its annexes and the documents referred to or incorporated by reference in this document.

Brookfield Office Properties Inc.

        BPO owns, develops and manages premier office properties in the United States, Canada, Australia and the United Kingdom. As of December 31, 2013, BPO's portfolio comprised interests in 114 properties totaling 85 million square feet in the downtown cores of New York, Washington, D.C., Houston, Los Angeles, Toronto, Calgary, Ottawa, London, Sydney, Melbourne and Perth, making BPO a global leader in the ownership and management of office assets. BPO's landmark properties include the Brookfield Places in New York, Toronto and Perth, Bank of America Plaza in Los Angeles, Bankers Hall in Calgary and Darling Park in Sydney.

The Purchasers: Brookfield Property Partners L.P., Brookfield Property Split Corp. and Brookfield Office Properties Exchange LP

        Brookfield Property Partners is a commercial real estate owner, operator and investor operating globally. In addition to a premier office portfolio in the United States, Canada, Australia and the United Kingdom primarily consisting of its 92.6% voting interest in BPO, Brookfield Property Partners' diversified portfolio as of December 31, 2013 includes (i) its 32% fully diluted interest in General Growth Properties, Inc. ("GGP"), which is the second largest retail mall company in the United States, (ii) 68 million sq. ft. of industrial and logistics assets in the United States and Europe; and (iii) 25,000 multi-family units. In addition, Brookfield Property Partners will benefit from Brookfield's real estate business development capabilities, which has invested over $23 billion in the real estate sector since 1989. Brookfield Property Partners' goal is to be the leading globally diversified owner and operator of high quality real estate assets.

        BOP Split is an indirect subsidiary of Brookfield Property Partners. BOP Split was incorporated for the purpose of being an issuer of preferred shares and owning the Purchasers' additional investment in BPO Common Shares.

        Exchange LP was established on December 16, 2013 as an Ontario limited partnership by BOP Split, as limited partner, and BOP Exchange GP ULC ("GP ULC"), as general partner. Exchange LP and GP ULC are indirect subsidiaries of Brookfield Property Partners. Exchange LP was established for the sole purpose of the offer by the Purchasers to purchase all of the outstanding BPO Common Shares dated February 11, 2014 (and extended on March 19, 2014) (the "Offer").

The Arrangement

Acquisition of Remaining BPO Shares

        Pursuant to the Offer, the Purchasers acquired 220,030,944 BPO Common Shares that they did not already own, bringing their ownership of BPO Common Shares to an aggregate of 469,393,505 BPO Common Shares, or 92.5% of the outstanding BPO Common Shares. The principal purpose of the BPO Meeting is for Voting Shareholders and BPO Convertible Preferred Shareholders to consider the proposed acquisition by the Purchasers by way of a plan of arrangement of the remaining BPO Common Shares for consideration per BPO Common Shares of one BPY Unit or $20.34 cash, subject to a limit on the number of units and the amount of cash. Canadian Shareholders can elect to receive, in lieu of BPY Units, Exchange LP Units.

        Canadian Shareholders can also elect to have each of their BPO Common Shares purchased for cancellation by BPO in exchange for one Exchange LP Unit or $20.34 in cash. The Exchange LP Units will be issued by Exchange LP and will be exchangeable at any time on a one-for-one basis, at the option of the holder, for BPY Units, subject to their terms and applicable Law. An Exchange LP Unit will provide a holder thereof with economic terms that are substantially equivalent to those of a BPY Unit.

        Assuming that all BPO Common Shareholders elect to receive all cash or all BPY Units, each BPO Common Shareholder would be entitled to receive $6.71 in cash and 0.67 of a BPY Unit for each BPO Common Share (based on 527,315,290 BPO Common Shares issued and outstanding on a fully-diluted basis), subject to adjustment for fractional shares, as described herein. In light of the total amount of cash available under the Arrangement ($388,690,066.88) relative to the size of the Arrangement, and based on the elections made under the Offer, it is likely that BPO Common Shareholders who elect to receive a cash payment for their BPO Common Shares will receive less cash than elected due to pro-ration. The Arrangement is being implemented pursuant to the Plan of Arrangement. See "Description of the Arrangement" and the Plan of Arrangement which is attached as Appendix D to this Circular.

Redemption of BPO Class A Preferred Shares

        Pursuant to the Arrangement, the BPO Class A Preferred Shares, other than BPO Class A Preferred Shares held by a Purchaser or one of its subsidiaries, will be redeemed for C$1.11111 in cash, plus any accrued and unpaid dividends.

Treatment of BPO Convertible Preferred Shares

        The BPO Convertible Preferred Shares (being the BPO Preferred Shares, Series G, H, J and K) are currently convertible at the option of BPO into BPO Common Shares and redeemable for cash. In addition, starting on September 30, 2015, December 31, 2015, December 31, 2014 and December 31, 2016, respectively, each of the four series of BPO Convertible Preferred Shares will be convertible at the option of the holders into BPO Common Shares. If a holder exercises its conversion right, BPO has the overriding right to exercise its redemption right and redeem the shares for cash. In connection with the acquisition of the remaining BPO Common Shares and delisting from the TSX and NYSE, holders of outstanding BPO Convertible Preferred Shares are being giving the option to elect either:

  (a)
  to exchange their BPO Convertible Preferred Shares for BOP Split Senior Preferred Shares, subject to minimum listing requirements and a maximum of 1,000,000 BOP Split Senior Preferred Shares issued per series, pro-rated as set out herein, or

  (b)
  to continue holding their BPO Convertible Preferred Shares, the conditions of which will be modified in order to provide for the BPO Convertible Preferred Shares to be exchangeable into BPY Units rather than convertible into BPO Common Shares.

        The BOP Split Senior Preferred Shares have been structured to provide a holder thereof with economic terms that are substantially equivalent to those of the BPO Convertible Preferred Shares. The four series of BOP Split Senior Preferred Shares will each have the same dividend and redemption rights as the corresponding series of BPO Convertible Preferred Shares. However, in lieu of being convertible into BPO Common Shares, the BOP Split Senior Preferred Shares will be retractable at any time by the holder. For further information on the BOP Split Senior Preferred Shares, see "Treatment of BPO Convertible Preferred Shares — Description of BOP Split Senior Preferred Shares".

        If a holder of BPO Convertible Preferred Shares does not make an election, such holder will be deemed to elect to exchange their BPO Convertible Preferred Shares for BOP Split Senior Preferred Shares. However, since there is a maximum of 1,000,000 BOP Split Senior Preferred Shares to be issued per series, holders of outstanding BPO Convertible Preferred Shares who elect or are deemed to elect to exchange their BPO Convertible Preferred Shares may be left with a combination of BPO Convertible Preferred Shares and BOP Split Senior Preferred Shares.

        The minimum listing requirement is 80,000 BOP Split Senior Preferred Shares per series. If holders of less than 80,000 BPO Convertible Preferred Shares of a particular series elect or are elected to exchange their BPO Convertible Preferred Shares for BOP Split Senior Preferred Shares, then none of the BPO Convertible Preferred Shares of that particular series will be exchanged for BOP Split Senior Preferred Shares and all of the BPO Convertible Preferred Shareholders of that particular series will continue to hold their BPO Convertible Preferred Shares.

        See "Treatment of BPO Convertible Preferred Shares".

Recommendation of the BPO Board

        The BPO Board (acting through the Disinterested Directors) has unanimously determined that, based on the recommendation of the Independent Committee and the considerations set forth elsewhere in this Circular, the Arrangement Agreement, the Plan of Arrangement and the transactions contemplated thereby are fair to the BPO Common Shareholders (other than the Purchasers and each of their respective affiliates) and in the best interests of the Corporation and therefore unanimously recommends that BPO Common Shareholders vote in favor of the Arrangement Resolution.

Reports, Opinions, Appraisals and Negotiations

        The Transaction is an "insider bid" within the meaning of MI 61-101. As a result, MI 61-101 requires that a formal valuation of (i) the securities that are the subject of the Transaction and (ii) any non-cash consideration be prepared by an independent valuator. The BPO Independent Committee retained Morgan Stanley as the independent valuator to value the BPO Common Shares and the BPY Units. A summary of the Valuations and the Fairness Opinion is included in Section 8 of the Special Factors, "Summary of Valuations and Fairness Opinion". A copy of the Valuations is appended hereto as Annex L, and a copy of the Fairness Opinion is attached hereto as Appendix M.

Position of the BPY Filing Persons Regarding the Fairness of the Arrangement

        The BPY Filing Persons believe that the Arrangement is fair to unaffiliated security holders of BPO. In arriving at their position as to the fairness of the Arrangement, the BPY Filing Persons considered the factors discussed in Section 6 of the Special Factors, "Position of the BPY Filing Persons Regarding the Fairness of the Arrangement".

Shareholder Approval

        The BPO Meeting is scheduled to take place on June 3, 2014. Pursuant to the Interim Order, the requisite approval for the Arrangement Resolution will require the affirmative vote of (A) two-thirds of the votes cast on the Arrangement Resolution by the Voting Shareholders and the BPO Convertible Preferred Shareholders, voting together, represented in person or by proxy at the BPO meeting (the "Standard Approval Threshold"); and (B) a simple majority of the votes cast by BPO Common Shareholders represented in person or by proxy at the BPO meeting, excluding the votes that are required to be excluded for the purposes of "minority approval" under Multilateral Instrument 61-101 — Protection of Minority Security Holders in Special Transactions (the "Majority of the Minority Approval Threshold", together with the Standard Approval Threshold, "Shareholder Approval"). Brookfield Property Partners beneficially owns shares of BPO entitled to 88.2% of the votes that may be cast towards the Arrangement Resolution. In addition, the Purchasers are entitled to vote the 220,030,944 BPO Common Shares acquired pursuant to the Offer for the purposes of the Majority of the Minority Approval Threshold, representing 85% of the minority shares.

Court Approval

        As required under the CBCA, the Arrangement requires court approval. Subject to the terms of the Arrangement Agreement, and if Shareholder Approval is obtained, BPO will apply to the Court for the Final Order. The application for the Final Order is scheduled to take place on June 6, 2014 at 10:00 a.m. (Eastern time) or as soon thereafter as counsel may be heard, at 330 University Avenue, Toronto, Ontario, Canada, M5G 1R7. See "Description of the Arrangement — Court Approval and Completion of the Arrangement".

Timing

        Pursuant to the terms of the Plan of Arrangement, the Arrangement will be effective on the date on which the Certificate of Arrangement is issued, which is currently expected to be on or around June 6, 2014.

Elections

BPO Common Shareholders

        Registered BPO Common Shareholders have been sent a Letter of Transmittal (printed on GREEN paper) along with this Circular. Each BPO Common Shareholder may elect to receive for each BPO Common Share tendered by such BPO Common Shareholder, one BPY Unit or $20.34 in cash, subject, in each case, to pro-ration as set out below. The total number of BPY Units that may be issued under the Arrangement shall not exceed 38,814,826 (20.8% of the aggregate limited partnership units available) and the total amount of cash available under the Arrangement shall not exceed $388,690,066.88 (20.8% of the aggregate cash available), which equates to approximately 67% and 33%, respectively, of the total number of BPO Common Shares to be acquired under Arrangement. BPO Common Shareholders who do not make an election between BPY Units and cash will be deemed to have elected to receive BPY Units.

        Canadian Shareholders can elect to receive, in lieu of BPY Units, Exchange LP Units. Canadian Shareholders who do not make an election between BPY Units and Exchange LP Units will be deemed to have elected to receive BPY Units.

        Canadian Shareholders can also elect to have each of their BPO Common Shares purchased for cancellation by BPO in exchange for one Exchange LP Unit or $20.34 in cash.

        The Letter of Transmittal or a manually executed facsimile thereof, properly completed and duly executed in accordance with the instructions set out therein, together with all other required documents, must be received by CST Trust Company at the office specified on the back page of the Letter of Transmittal, no later than 5:00 p.m. (Eastern daylight time) on May 30, 2014 or your election will not be received.

        The Depositary or your broker or other financial advisor can assist you in completing the Letter of Transmittal.

BPO Convertible Preferred Shareholders

        Registered holders of BPO Convertible Preferred Shares have been sent a Letter of Transmittal (printed on YELLOW paper) Holders of outstanding BPO Convertible Preferred Shares are being given the option to elect either:

  (a)
  to exchange their BPO Convertible Preferred Shares for BOP Split Senior Preferred Shares, subject to minimum listing requirements and a maximum of 1,000,000 BOP Split Senior Preferred Shares issued per series, pro-rated as set out in herein, or

  (b)
  to continue holding their BPO Convertible Preferred Shares, the conditions of which will be modified in order to provide for the BPO Convertible Preferred Shares to be exchangeable into BPY Units rather than convertible into BPO Common Shares.

        Please contact your tax and/or financial advisor for assistance on the choice you are being asked to make.

        The maximum number of BOP Split Senior Preferred Shares per series that may, in the aggregate, be issued to holders of the applicable series of BPO Preferred Shares pursuant to the Arrangement is 1,000,000 shares. In the event that the aggregate number per series of BOP Split Senior Preferred Shares that would otherwise be issued to holders of the applicable series of BPO Preferred Shares in accordance with the elections or deemed elections of such holders pursuant to the Arrangement exceeds 1,000,000 shares, then the aggregate number per series of BOP Split Senior Preferred Shares to be issued to any holder of the applicable series of BPO Preferred Shares will be pro-rated in accordance with the elections, or deemed elections, received.

        The Depositary or your broker or other financial advisor can assist you in completing the Letter of Transmittal.

        The Letter of Transmittal or a manually executed facsimile thereof, properly completed and duly executed in accordance with the instructions set out therein, together with all other required documents, must be received by the Depositary at the office specified on the back page of the Letter of Transmittal, no later than 5:00 p.m. (Eastern daylight time) on May 30, 2014.

        If you are a beneficial shareholder, you should communicate as soon as possible with your broker or other nominee and follow their instructions. It is important that you act in their recommended time frame so as to provide enough time for your broker or other nominee to meet the May 30, 2014 deadline.

        If you do not complete and return the enclosed Letter of Transmittal, or provide instructions to your broker or other nominee, you will be deemed to have elected to exchange the maximum number of your BPO Convertible Preferred Shares for BOP Split Senior Preferred Shares pursuant to the Arrangement.

Treatment of BPO Preferred Shares and BPO Senior Notes

        Except for the redemption of the BPO Class A Preferred Shares and the treatment of the BPO Convertible Preferred Shares described above, there are no changes being made to the BPO Preferred Shares, which will not be affected by the Arrangement and will continue to be listed on the TSX.

        In addition, as of December 31, 2013, BPO had $187 million principal amount of BPO 4.30% Notes outstanding and $140 million principal amount of BPO 4.00% Notes outstanding. The BPO Senior Notes will remain outstanding following the consummation of the Arrangement and will not be affected.

Rights of Dissenting BPO Common Shareholders

        Registered BPO Common Shareholders are entitled to dissent from the Arrangement Resolution in the manner provided in section 190 of the CBCA, as modified by the Interim Order, the Plan of Arrangement and Final Order. The Court hearing the application for the Final Order has the discretion to alter the Dissent Rights described herein. If you wish to exercise Dissent Rights, you should review the requirements summarized in this Circular carefully and consult with your legal advisor. A registered holder of BPO Common Shares who votes in favour of the Arrangement Resolution will not be considered a dissenting shareholder with respect to BPO Common Shares voted in favour of the Arrangement Resolution.

        For further information, see "Rights of Dissenting BPO Common Shareholders".

Exchange LP Units

        Canadian Shareholders can elect to receive, in lieu of BPY Units, Exchange LP Units. The Exchange LP Units will be issued by Exchange LP and will be exchangeable at any time on a one-for-one basis, at the option of the holder, for BPY Units, subject to their terms and applicable Law. An Exchange LP Unit will provide a holder thereof with economic terms that are substantially equivalent to those of a BPY Unit. Canadian Shareholders who do not make an election between BPY Units and Exchange LP Units will be deemed to have elected to receive BPY Units. Canadian Shareholders can also elect to have each of their BPO Common Shares purchased for cancellation by BPO in exchange for one Exchange LP Unit or $20.34 in cash.

        For further information on the Exchange LP Units, see "Description of Exchange LP Units".

BOP Split Senior Preferred Shares

        Holders of outstanding BPO Convertible Preferred Shares may elect either (a) to exchange their BPO Convertible Preferred Shares for BOP Split Senior Preferred Shares, subject to minimum listing requirements and a maximum of 1,000,000 BOP Split Senior Preferred Shares issued per series, pro-rated as set out in herein, or (b) to continue holding their BPO Convertible Preferred Shares, the conditions of which will be modified in order to provide for the BPO Convertible Preferred Shares to be exchangeable into BPY Units rather than convertible into BPO Common Shares. For further information on the BOP Split Senior Preferred Shares, see "Treatment of BPO Convertible Preferred Shares — Description of BOP Split Senior Preferred Shares".

Listings

        Subsequent to the completion of the Arrangement, the Purchasers intend to apply to the NYSE and the TSX to de-list the BPO Common Shares from trading. After the BPO Common Shares are de-listed from trading on the NYSE and the TSX, BPO is expected to remain a reporting issuer under Canadian Securities Laws for so long as the BPO Preferred Shares and the BPO Senior Notes remain outstanding.

        The TSX and the NYSE have conditionally approved the listing of the BPY Units to be issued to BPO Common Shareholders in connection with the Arrangement. These listings are subject to Brookfield Property Partners fulfilling all of the listing requirements of the TSX and the NYSE.

        An application has been made to the TSX to list the BOP Split Senior Preferred Shares to be issued to BPO Convertible Preferred Shareholders in connection with the Arrangement.

Risk Factors

        Please see "Risk Factors" for a summary of certain risk factors.

Accounting Treatment

        Brookfield Property Partners prepares its consolidated financial statements in accordance with IFRS and Brookfield Property Partners currently consolidates BPO. The BPO Common Shares that are subject to the Arrangement are currently recognized as non-controlling interests in the consolidated financial statements of Brookfield Property Partners. Under IFRS, changes in a parent's ownership interest in a subsidiary that do not result in the parent losing control of the subsidiary are considered equity transactions (i.e., transactions with owners in their capacity as owners) with any difference between the amount by which the non-controlling interests are adjusted and the fair value of the consideration paid attributed to the owners of the parent. Accordingly, any difference between the fair value of the cash paid and BPY Units issued in exchange for BPO Common Shares will be reflected as an adjustment to the partners' equity in Brookfield Property Partners. No gain or loss will be recognized in Brookfield Property Partners' consolidated statement of comprehensive income upon completion of the transaction.

Certain Canadian Federal Income Tax Considerations

        Please see "Certain Canadian Federal Income Tax Considerations" for a summary of certain Canadian income tax consequences of the Arrangement.

Certain United States Federal Income Tax Considerations

        Please see "Certain United States Federal Income Tax Considerations" for a summary of certain U.S. income tax consequences of the Arrangement.

Entitlement to Dividends

        As the Effective Date will occur after the quarterly dividend record date for BPO Common Shares (May 30, 2014), holders of BPO Common Shares on the dividend record date will receive the regular second quarter dividend on the regularly scheduled payment date (June 30, 2014). All holders of BPO Common Shares will receive the second quarter dividend in cash, even if they are currently enrolled in BPO's dividend reinvestment plan (the "BPO DRIP"). The BPO DRIP will be terminated prior to May 30, 2014, the record date for the quarterly dividend for BPO Common Shares. The initial distribution for the BPY Units and Exchange LP Units issued under the Arrangement will be payable at the end of Brookfield Property Partners' third quarter.

        The dividend record date for the BPO Convertible Preferred Shares will be May 30, 2014 to facilitate timing of the Arrangement. As the Effective Date will occur after the quarterly dividend record date for BPO Convertible Preferred Shares, holders of BPO Convertible Preferred Shares on that date will receive the regular second quarter dividend on the regularly scheduled payment date (June 30, 2014), notwithstanding completion of the Arrangement. The initial distribution for the BOP Split Senior Preferred Shares issued under the Arrangement will be payable at the end of BOP Split's third quarter.

Other Business at the BPO Meeting

        At the BPO Meeting, Voting Shareholders will also be asked to consider:

  a)
  the amendment to the articles of incorporation of BPO to change the number of directors from 11 to a minimum of 3 and a maximum of 10, and to remove cumulative voting;

  b)
  the fixing of the number of directors at 4;

  c)
  the election of directors for the coming year;

  d)
  the appointment of the auditor; and

  e)
  an advisory vote on BPO's approach to executive compensation.

        For further information, see "Description of the Board Election Resolution" and Appendix K — "BPO Annual Meeting Information".

 BPO MEETING AND VOTING INFORMATION

Who Can Vote

        At April 15, 2014, BPO had outstanding 507,376,466 BPO Common Shares, 14,201,980 BPO Class A Preferred Shares and 26,400,000 BPO Convertible Preferred Shares. If you are a holder of BPO Common Shares or BPO Class A Preferred Shares of record at the close of business on April 28, 2014, you will be entitled to one vote in respect of each such share held on all matters that come before the BPO Meeting or any adjournment thereof either in person, or by proxy. If you are a holder of BPO Convertible Preferred Shares at the close of business on May 6, 2014, you will be entitled to one vote in respect of each such share held in respect of the consideration of the Arrangement Resolution either in person, or by proxy.

        For a description of the procedures to be followed to direct the voting of shares that are held in the name of a bank, trust company, securities dealer, broker, trustee or other person (each, an "Intermediary"), please refer to the answer to the question "If my shares are not registered in my name but are held in the name of an Intermediary, how do I vote my shares?" on page 11 of this Circular.

Principal Holders of Voting Shares

        To our knowledge, the only person or corporation beneficially owning, directly or indirectly, or exercising control or direction over, securities of BPO entitled to vote at the BPO Meeting carrying more than 10% of the votes attached to any class of outstanding securities of BPO is BPY, which, directly and indirectly, owned 469,393,505 BPO Common Shares, 13,797,320 BPO Class A Preferred Shares and 70,000 BPO Convertible Preferred Shares as of April 15, 2014, being approximately 92.5%, 97.2% and 0.3% respectively, of the outstanding shares of each such class, and representing 88.2% of the votes that may be cast towards the Arrangement Resolution and 92.6% of the votes that may be cast towards the other matters to be approved at the BPO Meeting. Brookfield Property Partners is a commercial real estate owner, operator and investor operating globally. Brookfield Property Partners' diversified portfolio includes interests in over 300 office and retail properties encompassing approximately 250 million square feet. In addition, Brookfield Property Partners as of December 31, 2013 has interests in 25,000 multi-family units, 68 million square feet of industrial space and a 100 million square foot development pipeline. Brookfield Property Partners' units are listed on the NYSE under the symbol "BPY" and the TSX under the symbol "BPY.UN".

Q & A on Voting

Q:
What am I voting on?

A:
You are voting on (i) the Arrangement Resolution; (ii) the Board Election Resolution; (iii) the election of the BPO Board; (iv) the appointment of the external auditor and authorizing the directors to set the external auditor's remuneration; and (v) an advisory resolution on the Corporation's approach to executive compensation.

  The Arrangement Resolution must be passed by (A) two-thirds of the votes cast on the Arrangement Resolution by the Voting Shareholders and the BPO Convertible Preferred Shareholders, voting together, represented in person or by proxy at the BPO meeting (the "Standard Approval Threshold"); and (B) a simple majority of the votes cast by BPO Common Shareholders represented in person or by proxy at the BPO meeting, excluding (i) the votes of BPO Common Shares held directly or indirectly by BPY prior to the Offer and (ii) other votes required to be excluded for the purposes of "minority approval" under MI 61-101 (the "Majority of the Minority Threshold").

  The Purchasers and their affiliates hold 92.5% of the outstanding BPO Common Shares, 97.2% of the outstanding BPO Class A Preferred Shares and 0.3% of the outstanding BPO Convertible Preferred Shares, representing 88.2% of the votes that may be cast towards the Arrangement Resolution and 92.6% of the votes that may be cast towards the other matters to be approved at the BPO Meeting. The Purchasers will cause all of their Voting Shares, including BPO Common Shares acquired under the Offer, to be voted in favour of the Arrangement Resolution. All of the BPO Common Shares held by the Purchasers may be counted towards the Standard Approval Threshold, and therefore the Standard Approval Threshold will be reached.

  Of the 507,376,466 BPO Common Shares outstanding, 258,172,665 BPO Common Shares can be voted in respect of the Majority of the Minority Threshold. As the Purchasers may vote the 220,030,944 BPO Common Shares acquired under the Offer for purposes of reaching the Majority of the Minority Approval Threshold, representing 85% of the minority shares, the Majority of the Minority Approval Threshold will be reached and the approval of the Arrangement Resolution is therefore assured.

  The Board Election Resolution must be approved by two-thirds of the votes cast by Voting Shareholders represented in person or by proxy at the BPO meeting and items (iii) to (v) must be approved by a simple majority of the votes cast by the Voting Shareholders represented in person or by proxy at the BPO meeting. The Purchasers will cause all of their BPO Common Shares and BPO Class A Preferred Shares, including BPO Common Shares acquired under the Offer, to be voted in favour of the Board Election Resolution and items (iii) to (v), and therefore approval of all of these items is assured.

Q:
Who is entitled to vote?

A:
Holders of BPO Common Shares, BPO Class A Preferred Shares as at the close of business on April 28, 2014, and holders of BPO Convertible Preferred Shares as at close of business on May 6, 2014, are entitled to vote. Each BPO Common Share and BPO Class A Preferred Share entitles the holder to one vote on items (i) to (v) above. Each BPO Convertible Preferred Share entitles the holder to one vote on item (i) above (the Arrangement Resolution).

Q:
How do I vote?

A:
If you are a registered Voting Shareholder or BPO Convertible Preferred Shareholder, you may vote in person at the BPO Meeting or you may sign the enclosed form of proxy appointing the named persons or some other person you choose, who need not be a shareholder, to represent you as proxyholder and vote your shares at the BPO Meeting. If your shares are held in the name of an Intermediary, please refer to the answer to the question "If my shares are not registered in my name but are held in the name of an Intermediary, how do I vote my shares?" on page 11 for voting instructions.

Q:
Are BPO Common Shareholders entitled to Dissent Rights?

A:
Yes. Under the Interim Order, registered holders of BPO Common Shares are entitled to Dissent Rights only if they follow the procedures specified in the CBCA, as modified by the Interim Order. If you wish to exercise Dissent Rights, you should review the requirements summarized in this Circular carefully and consult with your legal advisor. A registered holder of BPO Common Shares who votes in favour of the Arrangement Resolution will not be considered a dissenting shareholder with respect to BPO Common Shares voted in favour of the Arrangement Resolution. See "Rights of Dissenting BPO Common Shareholders".

Q:
What if I plan to attend the BPO Meeting and vote in person?

A:
If you are a registered Voting Shareholder or BPO Convertible Preferred Shareholder and plan to attend the BPO Meeting on June 3, 2014 and wish to vote your shares in person at the BPO Meeting, please register with CST Trust Company upon arrival at the BPO Meeting. Your vote will be taken and counted at the BPO Meeting. If your shares are held in the name of an Intermediary, please refer to the answer to the question "If my shares are not registered in my name but are held in the name of an Intermediary, how do I vote my shares?" on page 11 for voting instructions.

Q:
What if I sign the form of proxy enclosed with this Circular?

A:
Signing the enclosed form of proxy gives authority to Dennis H. Friedrich or Brian W. Kingston, each of whom is a director of BPO, or to another person you have appointed, to vote your shares at the BPO Meeting.

Q:
Can I appoint someone other than these directors to vote my shares?

A:
Yes. You have the right to appoint a person or company other than the directors named on the form of proxy to be your proxyholder; the person or company does not need to be another shareholder. Write the name of this person or company, who need not be a shareholder, in the blank space provided in the form of proxy. It is important to ensure that any other person you appoint is attending the BPO Meeting and is aware that he or she has been appointed to vote your shares. Proxyholders should, upon arrival at the BPO Meeting, present themselves to a representative of CST Trust Company.

Q:
What do I do with my completed proxy?

A:
Return it to BPO's transfer agent, CST Trust Company, in the envelope provided or by facsimile at (416) 368-2502 or 1-866-781-3111 by no later than 5:00 p.m., Eastern daylight time, on May 30, 2014 or two days (excluding Saturdays, Sundays and holidays) before the day of any adjourned or postponed meeting.

Q:
Can I vote by Internet?

A:
If you are a registered Voting Shareholder or BPO Convertible Preferred Shareholder, go to www.cstvotemyproxy.com and follow the instructions. You will need your control number (located under your address on the form of proxy) to identify yourself to the system. You must submit your vote by no later than 5:00 p.m., Eastern daylight time, on May 30, 2014 or two days (excluding Saturdays, Sundays and holidays) before the day of any adjourned or postponed meeting.

Q:
How can I request electronic delivery of investor materials?

A:
Shareholders can opt for electronic distribution of investor materials. To do so, you should complete the request for electronic delivery of materials form enclosed with the Meeting Materials and return it to CST Trust Company by mail, P.O. Box 700 Station B, Montreal, Quebec, H3B 3K3; or by facsimile at (514) 985-8843 or 1-888-249-6189. You can also submit your request online by visiting the CST Trust Company's website: www.canstockta.com/electronicdelivery.

Q:
How will my shares be voted if I give my proxy?

A:
The persons named on the form of proxy must vote for or against or withhold from voting, as applicable, your shares in accordance with your directions on any ballot that may be called for, or you can let your proxyholder decide for you. If you specify a choice with respect to any matter to be acted upon, your shares will be voted accordingly. In the absence of such directions, proxies received by management will be voted in favour of the Arrangement Resolution, the Board Election Resolution, the election of directors named in Appendix K, the appointment of the external auditor and authorizing the directors to set the external auditor's remuneration, and the advisory resolution on the Corporation's approach to executive compensation.

Q:
What if amendments are made to these matters or if other matters are brought before the BPO Meeting?

A:
The persons named in the form of proxy will have discretionary authority with respect to amendments or variations to matters identified in the Notice and with respect to other matters that may properly come before the BPO Meeting. As of the date of this Circular, management of BPO knows of no such amendment, variation or other matter expected to come before the BPO Meeting. If any other matters properly come before the BPO Meeting, the persons named in the form of proxy will vote on them in accordance with their best judgment.

Q:
If I change my mind, can I submit another proxy or take back my proxy once I have given it?

A:
Yes. If you are a registered Voting Shareholder or BPO Convertible Preferred Shareholder and wish to submit another proxy, you may deliver another properly executed form of proxy bearing a later date and depositing it as described above. If you wish to revoke your proxy, prepare a written statement to this effect. The statement must be signed by you or your attorney as authorized in writing or, if the shareholder is a corporation, under its corporate seal or by an officer or attorney of the corporation duly authorized. This statement must be delivered to the General Counsel and Secretary of BPO at the following address no later than 5:00 p.m., Eastern daylight time, on June 2, 2014 or to the Chairman on the day of the BPO Meeting, June 3, 2014, or one day (excluding Saturdays, Sundays and holidays) before the day of any adjourned or postponed meeting:

  Brett M. Fox
  General Counsel and Secretary
  Brookfield Office Properties Inc.
  Brookfield Place
  250 Vesey Street, 15th Floor
  New York, NY 10281-1023

  A non-registered Voting Shareholder or BPO Convertible Preferred Shareholder may revoke a voting instruction form or a waiver of the right to receive meeting materials and to vote previously given to an Intermediary at any time by written notice to the Intermediary, except that an Intermediary is not required to act on a revocation of a voting instruction form or of a waiver of the right to receive materials and to vote that is not received by the Intermediary at least seven days prior to the BPO Meeting.

Q:
Who counts the votes?

A:
BPO's transfer agent, CST Trust Company, counts and tabulates the proxies.

Q:
If I need to contact the transfer agent, how do I reach it?

A:
For general shareholder enquiries, you can contact CST Trust Company at:

  CST Trust Company
  P.O. Box 1036
  Adelaide Street Postal Station
  Toronto, ON M5C 2K4
  or by telephone: (416) 682-3860
  within Canada and the United States toll free at: 1-800-387-0825 or by facsimile: 1-888-249-6189
  or by email: inquiries@canstockta.com

Q:
If my shares are not registered in my name but are held in the name of an Intermediary, how do I vote my shares?

A:
In many cases, BPO Common Shares, BPO Class A Preferred Shares and BPO Convertible Preferred Shares that are beneficially owned by a non-registered shareholder (a "Non-Registered Voting Shareholder") are registered either:

(a)
in the name of an Intermediary that the Non-Registered Voting Shareholder deals with in respect of the shares such as, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered Registered Retirement Savings Plans, Registered Retirement Income Funds, Registered Education Savings Plans and similar plans; or

(b)
in the name of a depositary (such as CDS Clearing and Depository Services Inc.) of which the Intermediary is a participant.

  As required by Canadian securities legislation, you will have received from your Intermediary a voting instruction form for the number of shares you beneficially own.

  Since BPO has limited access to the names of its Non-Registered Voting Shareholders, if you attend the BPO Meeting, BPO may have no record of your shareholdings or of your entitlement to vote unless your Intermediary has appointed you as proxyholder. Therefore, if you wish to vote in person at the BPO Meeting, insert your name in the space provided on the voting instruction form and return it by following the instructions provided. Do not otherwise complete the form as your vote will be taken at the BPO Meeting. Please register with CST Trust Company upon arrival at the BPO Meeting.

  In accordance with the requirements of National Instrument 54-101 — Communication with Beneficial Owners of Securities of a Reporting Issuer, the Corporation has distributed copies of the accompanying Notice, this Circular and the Corporation's 2013 Annual Report (which includes the MD&A and consolidated financial statements for the fiscal year ended December 31, 2013) (collectively, the "Meeting Materials") to those Non-Registered Voting Shareholders who have requested it, to the Depositary and Intermediaries for onward distribution to Non-Registered Voting Shareholders.

  Non-Registered Voting Shareholders who have not waived the right to receive Meeting Materials will receive a voting instruction form. The purpose of this form is to permit Non-Registered Voting Shareholders to direct the voting of the shares they beneficially own. Non-Registered Voting Shareholders should follow the instructions on the form they receive and contact their Intermediaries promptly if they need assistance.

  If the Non-Registered Voting Shareholder does not wish to attend and vote at the BPO Meeting in person (or have another person attend and vote on his or her behalf), the voting instruction form must be completed, signed and returned in accordance with the directions on the form. Voting instruction forms in some cases permit the completion of the voting instruction form by telephone or through the Internet. If a Non-Registered Voting Shareholder wishes to attend and vote at the BPO Meeting in person (or have another person attend and vote on his or her behalf), the Non-Registered Voting Shareholder must complete, sign and return the voting instruction form in accordance with the directions provided.

 SPECIAL FACTORS

1.     Background to the Arrangement

        In furtherance of Brookfield Asset Management's goal of establishing itself as the asset manager of choice for investors in real estate, infrastructure, power and private equity, with a flagship publicly-traded partnership for each of the real estate, infrastructure and power sectors, Brookfield Asset Management announced in 2012 its intention to form Brookfield Property Partners as a leading commercial real estate owner, operator and investor operating globally and Brookfield's primary entity to own and operate commercial property assets on a global basis. In April 2013, Brookfield Property Partners acquired from Brookfield Asset Management substantially all of its commercial property operations, including Brookfield Asset Management's interests in BPO. Brookfield Asset Management had owned a significant interest in BPO and its predecessor companies since its formation in 1978. In April 2013, Brookfield Asset Management completed a partial spin-off of Brookfield Property Partners to its shareholders. Brookfield Asset Management distributed 35,839,414 BPY Units to its shareholders and retained an approximately 93% economic interest in Brookfield Property Partners, through its ownership of BPY Units and Redemption-Exchange Units, and is the sole shareholder of the BPY General Partner and the BPY Service Providers. The spin-off of Brookfield Property Partners followed the establishment of Brookfield Infrastructure Partners L.P. in 2007 and the establishment of Brookfield Renewable Energy Partners L.P. in 2011.

        Since the spin-off of Brookfield Property Partners, numerous BPO Common Shareholders have made inquiries regarding the role of BPO in the Brookfield property group and have suggested that a transaction that would allow BPO shareholders to exchange their BPO Common Shares for BPY Units would be well received by BPO Common Shareholders.

        Beginning in June 2013, Brookfield Property Partners began assessing the feasibility of a transaction involving BPO. From June through September 2013, Brookfield Property Partners considered the terms of a potential transaction and related structuring, financing and tax considerations.

        On September 11, 2013, Richard Clark, who serves as the Chief Executive Officer of Brookfield's global property group and chairman of BPO, had a conversation with Dennis Friedrich, Chief Executive Officer of BPO, informing Mr. Friedrich that Brookfield Property Partners was evaluating a potential transaction involving BPO. On September 25, 2013, Mr. Clark informed Mr. Friedrich that the proposed transaction involving BPO was likely to proceed.

        On September 25, 2013, certain non-U.S. BPO Common Shareholders were approached regarding a transaction involving Brookfield Asset Management and certain of its affiliates, although the specific terms and participants of such transaction were not disclosed, and were provided a form of confidentiality agreement. Confidentiality agreements were entered into with the Locked-Up Shareholders on September 26, 2013.

        On September 27, 2013, representatives of Brookfield Property Partners met with the board of directors of Brookfield Asset Management to discuss the potential transaction involving BPO. Brookfield Asset Management considered the terms of the potential transaction and indicated to Brookfield Property Partners that it would be supportive of such a transaction. Brookfield Property Partners asked Brookfield Asset Management to forego any equity enhancement distribution it is entitled to by contract with respect to debt incurred to finance such transaction and Brookfield Asset Management agreed to do so to benefit Brookfield Property Partners.

        On September 27, 2013, the Initial Offer was submitted to the board of directors of Brookfield Property Partners Limited (the "BPY General Partner") for consideration. The board of directors of the BPY General Partner evaluated the Initial Offer and unanimously approved the Initial Offer and authorized Brookfield Property Partners' service providers to announce the intention to make the Initial Offer and take the other steps necessary in connection with the Initial Offer. Brookfield Asset Management supported the making of the Offer and indicated that it would provide a written consent or vote, as applicable, necessary for the Initial Offer to be made.

        On September 27, 2013, Mr. Clark informed Mr. Friedrich of Brookfield Property Partners' intention to make an offer for any or all of the BPO Common Shares that Brookfield Property Partners does not already own for consideration per BPO Common Share of $19.34 in cash or one BPY Unit, subject in each case to pro-ration based on a maximum cash consideration of $1.7 billion and a maximum of 174 million BPY Units (the "Initial Offer"). Mr. Clark indicated that Brookfield Property Partners would be prepared to provide an overview of the Initial Offer to the BPO Board on September 30, 2013 following announcement of the Initial Offer. Mr. Clark and Mr. Friedrich had a number of telephone conversations on September 27, 2013 regarding the Initial Offer.

        The Locked-Up Shareholders were informed of the Offer terms after board approvals were obtained on September 27, 2013. Between September 27-29, 2013, Brookfield Property Partners negotiated the Lock-Up Agreements with the Locked-Up Shareholders. The Lock-Up Agreements were entered into on September 29, 2013.

        On September 30, 2013, Brookfield Property Partners announced by news release its intention to make the Initial Offer, also disclosing that Brookfield Property Partners had entered into lock-up agreements pursuant to which two institutional shareholders of BPO, holding in aggregate approximately 11% of the BPO Common Shares not already owned by Brookfield Property Partners and its affiliates, had agreed to tender their BPO Common Shares to the Initial Offer.

        Although there was not one particular methodology used to determine the Offer price, Brookfield Property Partners considered a number of factors typically considered in public real estate acquisitions in determining the Offer price. Brookfield Property Partners considered BPO's future cash flows for each of BPO's properties in operation and its development projects. Brookfield Property Partners derived its cash flow forecasts from its view of future rent, occupancy levels, leasing costs, financing costs, capital expenditures and BPO's general and administrative costs less liabilities including the market value of BPO's debt. For development projects, Brookfield Property Partners also factored in projected development and construction costs. Brookfield Property Partners also considered the relative value of BPO Common Shares compared to the value of BPY Units. In addition, Brookfield Property Partners also considered the impact of the transaction on Brookfield Property Partners' projected funds from operations ("FFO") per unit and net income per unit. Brookfield Property Partners also reviewed the stock price premiums in certain historical real estate acquisitions compared with the implied premium under the Offer. Specifically, Brookfield Property Partners reviewed the stock price premiums paid in: (1) select public North American real estate transactions completed in the last five — and ten-year periods (constituting 15 and 56 transactions, respectively); (2) select public North American real estate transactions greater than $5 billion completed in the last ten years (constituting 11 transactions); and (3) select public North American office sector transactions (without regards to deal size) completed in the last ten years (constituting 10 transactions), in each case based on publicly available information. The transactions included in categories (2) and (3) above were a subset of the transactions described in category (1) above. Brookfield Property Partners believed that the select real estate transactions described above involved acquirers and/or targets that had certain characteristics that were similar to those of Brookfield Property Partners and/or BPO based on the type of real estate assets involved, the location of assets, and other characteristics; however, these selected transactions were not directly comparable to the Offer, may not reflect all the transactions that would be relevant to an analysis of the consideration paid in the Offer, and were chosen by Brookfield Property Partners in its sole determination and without consultation with financial advisors. For the selected transactions, the median premium in the individual categories described above ranged between 10.4% and 14.1% on the day prior to announcement, and the median premium in the individual categories described above ranged between 13.1% and 17.0% to the 30-day volume weighted average priced ending on the day prior to announcement.

        Finally, Brookfield Property Partners analyzed the value of the Offer based on the closing price of BPY Units on the day immediately prior to the announcement of the transaction as compared to the price of BPO Common Shares over the five-year period immediately prior to the announcement of the Offer. During such five-year period, BPO Common Shares ranged in price from $4.46 per share to $19.91 per share. The value of the Offer exceeded BPO's stock price 99.4% of the days within such five-year period. Additionally, the value of the Offer represented a premium of 35.1% to BPO's average stock price during such five-year period.

        On the morning of September 30, 2013, the BPO Board held a meeting at which Mr. Clark and Brian Kingston, President and Chief Investment Officer of Brookfield Property Group, presented the Initial Offer to the BPO Board. At this meeting, Mr. Clark formally requested that the BPO Board establish a committee of independent directors to select a qualified and independent valuator to complete a formal valuation of the BPO Common Shares and the BPY Units as required by MI 61-101.

        Following the presentation of the Initial Offer by Messrs. Clark and Kingston, the BPO Board determined that it would be appropriate for the directors of the BPO Board, excluding directors who are directors or officers of Brookfield Asset Management, are members of management of BPO or otherwise have interests that present actual or potential conflicts of interest in connection with the Offer, to be tasked with reviewing and considering the Offer on behalf of BPO. Accordingly, Messrs. Robert L. Stelzl, Christie J.B. Clark, Michael Hegarty, Paul J. Massey Jr. and F. Allan McDonald (the "Disinterested Directors") were authorized to review and consider the Offer on behalf of the BPO Board, with Mr. Stelzl acting as Chairman in respect of the deliberations of the Disinterested Directors.

        Later on September 30, 2013, BPO issued a press release acknowledging Brookfield Property Partners' intention to make the Offer and disclosing the formation of a committee of directors to review and consider the Initial Offer.

        On October 10, 2013, the Disinterested Directors held a meeting. At the outset of the meeting, the Disinterested Directors confirmed the appointment of Davies Ward Phillips & Vineberg as counsel to the BPO Board (acting through the Disinterested Directors) in connection with the Initial Offer and Davies Ward Phillips & Vineberg provided advice to the Disinterested Directors in respect of their duties and the process to be followed in response to the Initial Offer, including an overview of the requirements under MI 61-101 and the rules applicable to a "going private" transaction as promulgated by the SEC. Among other things, Davies Ward Phillips & Vineberg advised the Disinterested Directors that they were required to form a committee comprised exclusively of one or more "independent directors" based on the standards for independence set forth in Section 7.1 of MI 61-101. Accordingly, an independent committee of the BPO Board (the "Independent Committee") comprised of Messrs. C. Clark and Massey Jr., being the Disinterested Directors also satisfying the requirements for independence under MI 61-101, was then formed.

        At the meeting, the Disinterested Directors approved a mandate for the Independent Committee, which provided the Independent Committee with broad authority to, inter alia: (a) retain an independent valuator selected by the Independent Committee to prepare the Valuations and supervise the preparation of the Valuations; (b) to assess, consider and review the terms and conditions of the Initial Offer or any alternatives thereto and the response of the BPO Board thereto; (c) propose and negotiate, or supervise the negotiation of, such modifications to the terms and conditions of the Initial Offer or any alternatives thereto as considered advisable by the Independent Committee; (d) to consult and enter into such discussions with the other Disinterested Directors, management, professional advisors of BPO and such other advisors as the Independent Committee may deem necessary or advisable in relation to the Initial Offer or any alternatives thereto; (e) to conduct and carry out such investigations and diligence in relation to the Initial Offer or any alternatives thereto as the Independent Committee considers necessary or advisable; (f) to report and to make such recommendations to the BPO Board with respect to the Initial Offer or any alternatives thereto as the Independent Committee considers necessary or advisable, including in respect of whether the BPO Board should recommend to shareholders of BPO that they accept or reject the Initial Offer or any alternatives thereto; (g) to consider such other matters and take such other actions as the Independent Committee deems necessary or advisable in connection with the Initial Offer; and (h) to have broad powers to act on behalf of the BPO Board in connection with the foregoing. Davies Ward Phillips & Vineberg was appointed as counsel to the Independent Committee in connection with the proposed transaction.

        Later on October 10, 2013, the Independent Committee held its first meeting, at which the committee members discussed potential candidates to serve as independent valuator to prepare the Valuations and to act as financial advisor to the Independent Committee. Following this meeting, Davies Ward Phillips & Vineberg, on behalf of the Independent Committee, invited potential candidates to submit proposals to the Independent Committee in respect of serving as independent valuator to prepare the Valuations and acting as financial advisor to the Independent Committee.

        The Independent Committee held meetings on October 19, 2013 and October 21, 2013 to discuss the proposals received from the potential candidates and the credentials, capabilities and independence of such candidates. The Independent Committee also discussed the merits of retaining a single advisor to provide the

Valuations and act as financial advisor to the Independent Committee as compared to the retention of two advisors to perform the roles separately. Following such meetings, the Independent Committee invited a short list of candidates to in-person meetings.

        On October 23, 2013, the members of the Independent Committee received presentations from the short-listed candidates to act as independent valuator to prepare the Valuations and to act as financial advisor to the Independent Committee at BPO's offices in New York, New York, with the other Disinterested Directors in attendance at the invitation of the Independent Committee. The Disinterested Directors met on October 23, 2013 and October 24, 2013 to discuss the presentations and allow the members of the Independent Committee to benefit from the views of the other Disinterested Directors. The members of the Independent Committee met on October 23, 2013 and October 24, 2013 to further discuss the presentations from the short-listed candidates. On October 25, 2013, Messrs. Massey Jr. and Hegarty met with additional representatives of one of the candidates to further discuss their credentials. Later that day, the Independent Committee met and resolved that Morgan Stanley would be retained as independent valuator to prepare and deliver the Valuations and as financial advisor to the Independent Committee.

        On October 30, 2013, BPO issued a press release announcing that the Independent Committee had appointed Morgan Stanley to act as its financial advisor and Davies Ward Phillips & Vineberg to act as its legal advisor.

        Also on October 30, 2013, Morgan Stanley was granted access to virtual data rooms containing diligence materials in respect of Brookfield Property Partners and BPO.

        On November 1, 2013, the Independent Committee held a meeting at which representatives of Morgan Stanley discussed the general timetable of and process by which Morgan Stanley would undertake to prepare the Valuations. Morgan Stanley also discussed the details of the valuation process, including the proposed scope of work and valuation methods that Morgan Stanley proposed to employ.

        On November 10, 2013, the Disinterested Directors met in order to allow Morgan Stanley and Davies Ward Phillips & Vineberg to provide background information in respect of Brookfield Property Partners and its business in order to prepare the Disinterested Directors for the diligence session with management of Brookfield Property Partners to be held on November 14, 2013.

        On November 14, 2013, the Disinterested Directors held a diligence session with senior management of Brookfield Property Partners to receive further information regarding Brookfield Property Partners and its business and to allow the Disinterested Directors to pose questions directly to senior management of Brookfield Property Partners. Representatives of Morgan Stanley and Davies Ward Phillips & Vineberg also participated. Later that day, the Disinterested Directors met to further discuss the diligence session. At the meeting, Morgan Stanley also provided an update of its valuation work to date.

        On December 3, 2013, Morgan Stanley provided a presentation in respect of its preliminary valuation analysis (the "Preliminary Presentation") to the Disinterested Directors at its offices in New York, New York based on information received from BPO and Brookfield Property Partners as of December 2, 2013 and Morgan Stanley's valuation work current as of such date. The Independent Committee had requested that Morgan Stanley present the Preliminary Presentation based on its work to date in order to assist the Independent Committee in assessing the value of the Offered Consideration and to allow the Independent Committee to form a preliminary view as to the merits of the Offer. The Preliminary Presentation was not intended to be, and was not, shared with representatives of Brookfield Property Partners. The Preliminary Presentation suggested a preliminary fair market value for the BPO Common Shares in the range of $18.00 to $21.00 per BPO Common Share, and a preliminary fair market value for the BPY Units in the range of $19.00 to $22.00 per BPY Unit. For further details of the Preliminary Presentation, see the section of this Circular entitled "Summary of Valuations and Fairness Opinion — Valuations".

        Following Morgan Stanley's presentation, the Disinterested Directors discussed the approach to negotiations with Brookfield Property Partners. The members of the Independent Committee then held a meeting to discuss the terms of the Initial Offer in detail. At the meeting, the members of the Independent Committee decided upon a number of potential improvements to the terms of the Initial Offer that would be raised with Brookfield Property Partners. The members of the Independent Committee also discussed their desired approach to negotiations with Brookfield Property Partners. The meeting concluded with the members of the Independent Committee instructing representatives of Morgan Stanley and Davies Ward Phillips & Vineberg to meet with representatives of Brookfield Property Partners in order to communicate the Independent Committee's desired improvements to the terms of the Initial Offer.

        On December 5, 2013, representatives of Morgan Stanley and Davies Ward Phillips & Vineberg met with representatives of Brookfield Property Partners and its legal counsel to communicate the Independent Committee's initial views regarding the Initial Offer. Among other things, it was communicated to Brookfield Property Partners that the Independent Committee was seeking the following improvements to the terms of the Initial Offer: (i) a cash price per BPO Common Share of at least $21.00; (ii) a greater proportion of consideration in cash; (iii) more certainty of value with respect to the BPY Unit consideration through a fixed value exchange ratio, subject to a collar; and (iv) a commitment from the Purchasers to acquire the BPO Common Shares not tendered to the Initial Offer through a second-step transaction should a sufficient minimum number of BPO Common Shares be tendered to the Initial Offer. The representatives of Brookfield Property Partners indicated that, should at least a majority of BPO Common Shares that can be included for purposes of "minority approval" under MI 61-101 be tendered, Brookfield Property Partners would commit to acquire the balance of the BPO Common Shares by way of a second-step transaction. The representatives of Brookfield Property Partners did not provide any further reaction to the other improvements to the terms of the Initial Offer raised by Morgan Stanley and Davies Ward Phillips & Vineberg on behalf of the Independent Committee.

        On December 6, 2013, the Independent Committee held a meeting in order to receive an update from Morgan Stanley and Davies Ward Phillips & Vineberg regarding the meeting on December 5, 2013 with representatives of Brookfield Property Partners and its legal counsel and to provide instructions to Morgan Stanley in respect of negotiations with Brookfield Property Partners.

        On December 9, 2013, representatives of Morgan Stanley met with representatives of Brookfield Property Partners to further discuss the items raised in the meeting of December 5, 2013. The representatives of Brookfield Property Partners expressed an unwillingness to increase the proportion of cash consideration in the Initial Offer or to utilize a fixed value exchange ratio, subject to a collar, for the BPY Unit Consideration. The representatives of Brookfield Property Partners also expressed reluctance as to Brookfield Property Partners' willingness to increase the value of the cash consideration in the Initial Offer, suggesting that only an increase in the magnitude of $0.05 to $0.25 per BPO Common Share would be entertained. The representatives of Brookfield Property Partners further stated that Brookfield Property Partners was prepared to go forward with the Initial Offer without a favorable recommendation from the Independent Committee and the BPO Board. Morgan Stanley indicated that Brookfield Property Partners would need to increase the value of the cash consideration in the Initial Offer by significantly more than $0.25 per BPO Common Share in order for the Independent Committee to be able to provide a favourable recommendation, particularly if there was no increase in the proportion of cash consideration and no fixed value exchange ratio, subject to a collar, for the BPY Unit consideration.

        Later that day, the Independent Committee held a meeting to receive an update from Morgan Stanley on the discussions. The Independent Committee and Morgan Stanley discussed negotiating strategy and various potential courses of action. At the conclusion of the meeting, the Independent Committee requested that Morgan Stanley arrange a conference call between the Independent Committee and Brookfield Property Partners.

        On December 10, 2013, the members of the Independent Committee had a discussion with representatives of Brookfield Property Partners. The representatives of Brookfield Property Partners again indicated that Brookfield Property Partners would not increase the proportion of cash consideration offered in the Initial Offer nor would it change the fixed exchange ratio (being one BPY Unit for each BPO Common Share) in the Initial Offer or entertain a fixed value exchange ratio, subject to a collar, for the BPY Unit consideration. The representatives of Brookfield Property Partners expressed a possible willingness to increase the cash portion of the consideration in the Initial Offer to $19.80 per BPO Common Share. The members of the Independent Committee indicated that this increase would be insufficient and, following further discussion, the representatives of Brookfield Property Partners suggested a willingness to increase the cash consideration in the

Initial Offer to $20.00 per BPO Common Share, with the exchange ratio for the BPY Unit consideration remaining unchanged at 1.0.

        The Independent Committee then held a meeting in order to update the other Disinterested Directors as to the nature of the discussions with Brookfield Property Partners and to discuss negotiation strategy.

        Later that day, the members of the Independent Committee had another discussion with representatives of Brookfield Property Partners, indicating that the Independent Committee was requesting an increase in the exchange ratio to 1.034 BPY Units per BPO Common Share, along with an increase in the cash consideration to $20.00 per BPO Common Share. The representatives of Brookfield Property Partners again indicated a possible willingness to increase the cash consideration in the Initial Offer but reiterated that a change in the exchange ratio for the BPY Unit consideration would not be entertained.

        On the morning of December 11, 2013, the Independent Committee held a meeting in order to update the other Disinterested Directors in respect of the previous day's discussions with Brookfield Property Partners and to consider possible ways to move the negotiations with Brookfield Property Partners forward. After a lengthy discussion, the members of the Independent Committee instructed Morgan Stanley to have further discussions with Brookfield Property Partners with the particular objective of maximizing the cash price per BPO Common Share in the Initial Offer.

        On December 11, 2013, representatives of Morgan Stanley had a discussion with representatives of Brookfield Property Partners to indicate that an increase in the cash per BPO Common Share offered in the Initial Offer to $20.40, without any change to the exchange ratio for the BPY Unit consideration, might be acceptable to the Independent Committee. The representatives of Brookfield Property Partners reiterated their position from their discussion with the Independent Committee on the previous date.

        On December 12, 2013, the Independent Committee held a meeting in order to allow Morgan Stanley to update the members of the Independent Committee as to the previous day's discussions with Brookfield Property Partners. The participants also discussed the minimum increase in the cash per BPO Common Share in the Initial Offer that could potentially be acceptable to the Independent Committee absent an increase in the exchange ratio.

        On December 14, 2013, representatives of the Independent Committee arranged to meet with Brookfield Property Partners in order to attempt to move the negotiations forward. At the meeting, the Independent Committee requested that Brookfield Property Partners increase the cash per BPO Common Share offered in the Initial Offer to $20.40, without any change to the exchange ratio for the BPY Unit consideration. The representatives of Brookfield Property Partners indicated that they would not engage in any further discussions until the Valuations were made available.

        On December 18, 2013, Morgan Stanley delivered a draft of the Valuations (the "Draft Valuations") to the Independent Committee and Brookfield Property Partners.

        On December 19, 2013, Morgan Stanley delivered the Valuations to the Independent Committee and Brookfield Property Partners. The Valuations provided that, based on and subject to the information considered and valuation approaches utilized and the other assumptions, qualifications and limitations as described therein, the fair market value of the BPO Common Shares, as at December 19, 2013, was in the range of $18.50 to $21.00 per BPO Common Share and the fair market value of the BPY Units, as at December 19, 2013, was in the range of $19.00 to $22.00 per BPY Unit, the same ranges as indicated in the draft valuation report shared the previous day.

        Also on December 19, 2013, the members of the Independent Committee spoke with representatives of Brookfield Property Partners. The Independent Committee members again requested that Brookfield Property Partners increase the cash per BPO Common Share offered in the Initial Offer to $20.40, without any change to the exchange ratio for the BPY Unit consideration. The representatives of Brookfield Property Partners rejected this request. After further discussion, the representatives of Brookfield Property Partners proposed an increase to the cash portion of the consideration in the Initial Offer to $20.34 per BPO Common Share (with no change to the exchange ratio).

        Later that day, the Disinterested Directors held a meeting at which they received an update from the Independent Committee in respect of Brookfield Property Partners' willingness to increase the cash per BPO Common Share offered in the Initial Offer to $20.34 per BPO Common Share (with the exchange ratio remaining unchanged at 1.0 BPY Unit per BPO Common Share). The members of the Independent Committee recommended to the Disinterested Directors that, subject to the announcement by Brookfield Property Partners of the increased Offer, BPO issue a press release announcing that the BPO Board intended to recommend that BPO Common Shareholders accept the increased Offer if and when formally commenced by Brookfield Property Partners. The Disinterested Directors accepted such recommendation and approved, subject to the announcement by Brookfield Property Partners of the increased Offer, the issuance of a press release by BPO announcing that the BPO Board intended to recommend that BPO Common Shareholders accept the increased Offer if and when formally commenced.

        On December 20, 2013, Brookfield Property Partners issued a press release announcing the increase in the cash portion of the consideration to be offered in the Offer to $20.34 per BPO Common Share and that such increase had been as a result of discussions with members of the Independent Committee. On the same day, BPO issued the press release approved by the Disinterested Directors announcing the receipt of the Valuations and that the BPO Board, based on the recommendation of the Independent Committee, intended to unanimously recommend that BPO Common Shareholders accept the Offer if and when formally commenced. The press release clarified that the release was not itself a directors' circular, that the Offer was not expected to be commenced by Brookfield Property Partners until the first quarter of 2014, and that the BPO Board's intention to recommend in favour of the Offer could change prior to issuance of the Circular, including as a result of any change to the terms and conditions of the Offer, the occurrence of any event or circumstance material to the business, condition, assets, liabilities or results of operations of BPO and/or BPY or otherwise material to the BPO Board's consideration of the Offer or any withdrawal or material amendment of the Valuations by Morgan Stanley. Pursuant to the Morgan Stanley Engagement Agreement, the Disinterested Directors also expected to receive a fairness opinion from Morgan Stanley prior to making any formal recommendation in connection with the Offer, and the Disinterested Directors' intention to recommend was based on the understanding that such a fairness opinion, once delivered, would need to be favourable in its conclusions. The Fairness Opinion was subsequently received on February 9, 2014.

        On December 23, 2013, Brookfield Property Partners and the other Purchasers filed a Registration Statement on Form F-4 and a Transaction Statement on Schedule 13E-3 (the "Schedule 13E-3") with the SEC and Canadian securities regulators incorporating the terms of the Offer as announced in its December 20, 2013 press release and including a copy of the Valuations. Amended Offer documents were subsequently filed with the SEC on January 24, 2014, February 4, 2014 and February 6, 2014, with the material terms of the Offer in each case remaining unchanged.

        On February 9, 2014, Morgan Stanley delivered the Fairness Opinion to the Independent Committee to the effect that, as of February 9, 2014 and based upon and subject to the assumptions made, procedures followed, matters considered and qualifications and limitations upon the scope of the review undertaken by Morgan Stanley, as set forth in its opinion, the Offered Consideration to be received by the holders of BPO Common Shares in the Offer, taken in the aggregate, was fair from a financial point of view to such holders other than the Purchasers and each of their respective affiliates. That day, meetings of the Independent Committee and the Disinterested Directors were held, and the BPO Board (acting through the Disinterested Directors), adopting the recommendation of the Independent Committee, resolved, among other things, to approve the BPO Circular recommending that BPO Common Shareholders accept the Offer and tender their BPO Common Shares under the Offer.

        On February 12, 2014, the Purchasers commenced the Offer and mailed the offer documents, including the BPO Directors' Circular recommending acceptance of the Offer, to BPO Common Shareholders.

        On March 20, 2014, Brookfield Property Partners announced it took up 195,880,947 BPO Common Shares tendered pursuant to the Offer and extended the expiration of the Offer to March 31, 2014. The BPO Common Shares taken up represented 70.48% of the BPO Common Shares held by BPO Common Shareholders independent of Brookfield Property Partners and increased Brookfield Property Partners' total ownership of BPO Common Shares to 445,243,508, representing 87.7% of the issued and outstanding BPO Common Shares.

Brookfield Property Partners also announced its intention to acquire the remaining BPO Common Shares through the Arrangement (rather than by way of compulsory acquisition).

        On April 1, 2014, Brookfield Property Partners announced it took up 24,149,997 additional BPO Common Shares tendered pursuant to the Offer. The BPO Common Shares taken up increased Brookfield Property Partners' total ownership of BPO Common Shares to 469,393,505, representing 92.5% of the issued and outstanding BPO Common Shares.

        Following completion of the Offer, representatives of BPO and the Purchasers negotiated the terms of the Arrangement Agreement. On April 24, 2014, BPO and BPY announced the execution of the Arrangement Agreement providing for, among other things, the Purchasers to acquire all of the BPO Common Shares not tendered to the Offer pursuant to the Plan of Arrangement for consideration per BPO Common Share equal to the consideration per BPO Common Share paid pursuant to the Offer.

2.     Purpose and Structure of the Arrangement; Reasons for the Transaction

        Under the SEC rules, the Corporation and the BPY Filing Persons are deemed to be engaged in a "going private" transaction and may be required to express their reasons for entering into the Arrangement to the Shareholders. The Corporation and the BPY Filing Persons are making the statements included in this section solely for purposes of complying with the requirements of these rules.

        The Arrangement is being implemented pursuant to the Plan of Arrangement. Pursuant to the Arrangement, the Purchasers will, subject to Court approval and compliance with applicable Laws, acquire all of the outstanding BPO Common Shares that were not acquired by the Purchasers under the Offer. If the Arrangement is approved and completed, Affected Shareholders will be entitled to receive the Arrangement Consideration.

        The purpose of the Arrangement is to enable the Purchasers to acquire all of the outstanding BPO Common Shares that were not acquired by the Purchasers under the Offer. The Purchasers and their affiliates hold 92.5% of the outstanding BPO Common Shares, 97.2% of the outstanding BPO Class A Preferred Shares and 0.3% of the outstanding BPO Convertible Preferred Shares, representing 88.2% of the votes that may be cast towards the Arrangement Resolution and 92.6% of the votes that may be cast towards the other matters to be approved at the BPO Meeting.

        In order for the Arrangement to be completed, (i) the Arrangement Resolution must receive the Shareholder Approval (see "Description of the Arrangement — Required Shareholder Approval for the Arrangement"), (ii) the Arrangement must be approved by the Court pursuant to the Final Order, (iii) all conditions precedent to the Arrangement set forth in the Arrangement Agreement must be satisfied or waived by the appropriate party (see "Description of the Arrangement — Conditions Precedent to Completion of the Arrangement"); and (iv) the Final Order and related documents, in the form prescribed by the CBCA, must be filed with the CBCA Director.

        If the Purchasers are unable to effectuate the Arrangement, the Purchasers may evaluate other available alternatives. These alternatives could include, to the extent permitted by applicable Laws, purchasing additional BPO Common Shares: (i) in the open market; (ii) in privately negotiated transactions; or (iii) in another take-over bid or exchange offer or otherwise. Any additional purchases of BPO Common Shares could be at a price greater than, equal to or less than the price to be paid for BPO Common Shares under the Arrangement and could be for cash or securities or other consideration.

        In determining the structure of the Arrangement, the Purchasers, individually and collectively, particularly considered the following material factors:

  •
  The Arrangement would permit the Purchasers to acquire 100% of the BPO Common Shares.

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  Sufficient BPO Common Shares were tendered to the Offer to ensure that the Arrangement Resolution will receive Shareholder Approval.

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  The Arrangement would provide BPO Common Shareholders with an attractive opportunity to exchange their BPO Common Shares for an interest in Brookfield's flagship public commercial property vehicle, with the amounts of BPY Units and cash consideration dependent on the elections of BPO Common Shareholders.

  •
  BPO Common Shareholders who exchange their BPO Common Shares in the Arrangement have the opportunity to do so on a rollover basis with respect to the BPY Units or Exchange LP Units received as consideration. U.S. Holders (as defined herein) should be able to receive BPY Units on a tax deferred basis. For Canadian BPO Common Shareholders, the Purchasers will offer Exchange LP Units on a tax deferred basis that are exchangeable for BPY Units at the election of the holder. The Exchange LP Units will receive distributions per unit that are equivalent to the distributions per unit received on BPY Units.

        A number of beliefs and other factors were considered in the decision by the Purchasers to undertake the Arrangement at the present time, including the following material factors:

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  Prior to commencement of the Offer, Brookfield Property Partners had been operating for over six months and was then in a position to acquire BPO.

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  The belief that the Arrangement will be well received by BPO Common Shareholders based on the fact that 79.2% of the BPO Common Shares subject to the Offer were tendered pursuant to the Offer.

  •
  Brookfield Property Partners made a commitment to the Independent Committee that if at least a majority of BPO Common Shares that could be included for purposes of "minority approval" under MI 61-101 were tendered pursuant to the Offer, Brookfield Property Partners would commit to acquire the balance of the BPO Common Shares by way of a second-step transaction.

  •
  A plan of arrangement is a transaction structure commonly used in Canada for privatizations.

        A number of other beliefs and factors were considered in the decision by the Purchasers to undertake the Transaction, including the following material factors:

  •
  The belief that completing the Transaction will increase Brookfield Property Partners' exposure to BPO's office portfolio, which is one of the world's premier office portfolios, with a number of development projects in supply constrained markets.

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  The belief that full ownership of BPO will maximize the value of the combined business, by diversifying Brookfield Property Partners' cashflow and enhancing the ability to sell some of Brookfield Property Partners' mature, lower growth assets and reinvest proceeds in geographies and real estate sectors with higher risk-adjusted rates of return.

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  The belief that it would be more advantageous for BPY to operate BPO as a wholly owned subsidiary rather than a majority owned public company, due to increased operating flexibility that wholly owned subsidiary status would provide.

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  The belief that full ownership of BPO will allow Brookfield Property Partners to simplify its corporate structure, eliminate duplicative costs and increase the portion of its equity base invested in directly held assets.

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  The belief that the increased scale, diversification and public float of Brookfield Property Partners that will result from the Transaction will improve Brookfield Property Partners' access to the capital markets and lower its cost of capital to fund its growth strategy.

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  Their familiarity with the business, operations, properties, assets, financial condition, business strategy, and prospects of BPO, the nature of the real estate industry in general, industry trends, the regulatory and legislative environment relevant to the industries in which BPO and BPY operate, and global and national economic and market conditions, both on a historical and on a prospective basis.

  •
  Since the formation of BPY as a standalone company in April 2013, numerous BPO investors have contacted BPY expressing interest in exchanging their BPO Common Shares for BPY Units.

  •
  Brookfield Asset Management's agreement to forego any equity enhancement distribution it is entitled to by contract as a result of debt incurred to finance the Offer and the Arrangement, which enhances the benefits to Brookfield Property Partners.

  •
  BPO Common Shareholders have tendered a total of 220,030,944 BPO Common Shares pursuant to the Offer, representing 79.2% of the BPO Common Shares held by BPO Common Shareholders independent of Brookfield Property Partners prior to the commencement of the Offer.

        A number of beliefs and other factors were considered in the decision by Brookfield Asset Management to support the Transaction, including the following:

  •
  The belief that the acquisition of BPO by Brookfield Property Partners will enable Brookfield Asset Management to consolidate its office portfolio with its retail, industrial and multi-family properties under a single externally managed platform and realize efficiencies by operating its real estate business under one platform.

  •
  The belief that, as a diversified, global real estate vehicle, Brookfield Property Partners will be able to make opportunistic investments in geographies and real estate sectors that enable it to earn higher risk-adjusted returns and enable Brookfield Asset Management to maximize the return on its capital that is invested in the real estate sector.

  •
  The belief that the increased scale, diversification and public float of Brookfield Property Partners that will result from the Transaction will improve Brookfield Property Partners' access to the capital markets and lower its cost of capital, improving Brookfield Property Partners' ability to be Brookfield Asset Management's primary vehicle to fund its global investments in the real estate sector.

  •
  The belief that the Transaction will result in a trading price of BPY Units that more accurately reflects the underlying value of Brookfield Property Partners.

3.     Plans for BPO After the Transaction; Certain Effects of the Transaction

Plans for BPO After the Arrangement

        The BPY Filing Persons are making the statements included in this section solely for purposes of complying with the requirements of Rule 13e-3 and related rules under the Exchange Act.

        If all of the BPO Common Shares are acquired pursuant to the Arrangement, the BPY Filing Persons would plan to review BPO and its assets, corporate structure, capitalization, operations, properties, policies, management and personnel to determine what changes, if any, would be desirable, to best organize the activities of BPO. The BPY Filing Persons expressly reserve the right to make any such changes that they deem necessary or appropriate in light of their review or in light of future developments. In addition, the BPY Filing Persons would plan to sell some of BPO's mature, lower growth assets and use the proceeds to pay down the Acquisition Facility raised in conjunction with the Offer and Arrangement as well as to reinvest in geographies and real estate sectors that are expected to generate higher risk-adjusted returns.

        Following the consummation of the Arrangement, the Purchasers' interest in BPO's net book value and net earnings will increase due to the number of BPO Common Shares acquired under the Arrangement, and the Purchasers will be entitled to benefits resulting from that interest, including cash flow generated by BPO's operations and any future increase in BPO's value. Similarly, the Purchasers will also bear the risk of losses generated by BPO's operations and any decrease in the value of BPO after acquiring all outstanding BPO Common Shares.

        In addition, a former BPO Common Shareholder will not have the opportunity to participate in the earnings and growth of BPO (except indirectly as a BPY Unitholder to the extent such BPO Common Shareholder receives BPY Units) and will not have any right to vote on corporate matters. Similarly, a former BPO Common Shareholder will not face the risk of losses generated by BPO's operations or decline in the value of BPO (except indirectly as a BPY Unitholder to the extent such BPO Common Shareholder receives BPY Units).

        If the Arrangement is consummated, BPY's ownership interest in BPO and, as the indirect parent of BPY, Brookfield Asset Management's indirect ownership in BPO, would increase from 93% and 65%, respectively, on a fully diluted basis prior to the commencement of the Arrangement, to 100% and 66%, respectively. Based on BPO's consolidated financial statements as of December 31, 2013, the completion of the Arrangement, together with the funding of the Offer and the Arrangement through the New BPY Credit Facility, would result in (1) an increase of approximately $3.7 billion, or 68%, from BPY's existing interest in BPO's net book value of approximately $5.5 billion as of December 31, 2013, and (2) on a pro forma basis an increase of approximately $400 million, or 465%, from BPY's limited partnership existing interest in BPO's net income of approximately

$86 million for the year ended December 31, 2013 and an increase of approximately $80 million, or 19%, from the redeemable/exchangeable and special limited partner units of the operating partnership's existing interest in BPO's net income of approximately $412 million for the year ended December 31, 2013.

        BPO is currently registered under the U.S. Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder (the "Exchange Act") and listed on the NYSE under the symbol "BPO". If the Arrangement takes place, BPO will no longer have outstanding any equity securities publicly traded in the United States, and the Purchasers intend to promptly cause BPO (or make a request to the BPO Board) to terminate BPO's public reporting obligations with the SEC once the requirements for terminating such obligations are satisfied.

        If BPO were to deregister as an SEC reporting company, there would be a reduction in the publicly available information about BPO, and BPO's executive officers and directors would no longer be subject to the provisions of the Sarbanes Oxley Act of 2002 and the liability provisions of the Exchange Act. Likewise, if BPO were to terminate its Exchange Act registration, persons acquiring 5% of the BPO Common Shares would no longer be required to report their ownership under the Exchange Act. Finally, the ability of affiliates of BPO and persons holding "restricted securities" of BPO to dispose of such securities under Rule 144 under the U.S. Securities Act of 1933, as amended, and the rules, regulations and published policies made thereunder, as now in effect and as they may be amended from time to time prior to the Effective Date (as defined herein) (the "U.S. Securities Act") may be impaired or eliminated.

        Subsequent to the completion of the Arrangement, the Purchasers intend to apply to the NYSE and the TSX to de-list the BPO Common Shares from trading.

        After the BPO Common Shares are de-listed from trading on the NYSE and the TSX, BPO is expected to remain a reporting issuer under the Securities Act and all other applicable securities laws, rules and regulations and published policies thereunder in Canada ("Canadian Securities Laws") for so long as the BPO Preferred Shares and the BPO 4.30% Notes and the BPO 4.00% Notes (collectively, "BPO Senior Notes") remain outstanding.

Treatment of BPO Preferred Shares

        Pursuant to the Arrangement, holders of outstanding BPO Convertible Preferred Shares may exchange their shares for BOP Split Senior Preferred Shares, subject to minimum listing requirements and a maximum of 1,000,000 of BOP Split Senior Preferred Shares issued per series. Holders who do not exchange their BPO Convertible Preferred Shares for BOP Split Senior Preferred Shares will continue to hold BPO Convertible Preferred Shares and the share conditions of their BPO Convertible Preferred Shares will be modified in order to provide for the BPO Convertible Preferred Shares to be exchangeable into BPY Units rather than convertible into BPO Common Shares. BPY will have an overriding call right that will allow it to acquire directly any BPO Convertible Preferred Shares sought to be exchanged. If a holder of BPO Convertible Preferred Shares does not make an election, such holder will be deemed to elect to exchange their BPO Convertible Preferred Shares for BOP Split Senior Preferred Shares (subject to minimum listing requirements and a maximum of 1,000,000 of BOP Split Senior Preferred Shares issued per series). The minimum listing requirement is 80,000 BOP Split Senior Preferred Shares per series. If holders of less than 80,000 BPO Convertible Preferred Shares of a particular series elect or are elected to exchange their BPO Convertible Preferred Shares for BOP Split Senior Preferred Shares, then none of the BPO Convertible Preferred Shares of that particular series will be exchanged for BOP Split Senior Preferred Shares and all of the BPO Convertible Preferred Shares of that particular series will continue to hold their BPO Convertible Preferred Shares. See "Treatment of BPO Convertible Preferred Shares".

        Pursuant to the Arrangement, the BPO Class A Preferred Shares, other than BPO Class A Preferred Shares held by the Purchasers or one of their subsidiaries, will be redeemed by BPO. See "Description of the Arrangement — Arrangement Steps."

        Other than the BPO Class A Preferred Shares and the BPO Convertible Preferred Shares, there are no changes being made to the BPO Preferred Shares, which will not be affected by the Arrangement and will continue to be listed on the TSX.

Treatment of Options and Other Share Based Compensation Awards

        Immediately following the Arrangement, options and other share based compensation awards outstanding at BPO will be redeemed for cash and/or converted into the following interests in Brookfield Property Partners:

  (a)
  Vested in the money Options will be redeemed for a cash payment equal to the in the money value (i.e., the value of the Arrangement Consideration determined using the price of the BPY Units at the time of the exchange plus the cash amount, assuming full pro-ration, less the applicable strike price of the Option).

  (b)
  Unvested in the money Options will be exchanged for unvested BPY Options on a basis that preserves the in the money value at the time of the exchange with the BPY Options having expiry dates and vesting terms consistent with the unvested Options exchanged.

  (c)
  Each outstanding out of the money Option (whether vested or unvested) will be exchanged for a BPY Option with a strike price equal to the value of a BPY Unit at the time of the exchange.

  (d)
  DSUs and BPO restricted shares ("RSs") will be exchanged for awards in respect of Brookfield Property Partners such that the fair market value is the same immediately before and after such exchange and other terms and conditions be substantially the same before and after such exchange.

        In addition to the above, holders of Options may receive an additional award of BPY Options with a strike price equal to the value of a BPY Unit at the time of award and subject to vesting terms, in order to enable them to participate in the future appreciation of units of Brookfield Property Partners.

        The holders of Options, DSUs and RSs collectively hold less than 1% of the outstanding BPO Common Shares.

        The tax consequences to holders of Options or Other Securities are not described in this document. Holders of Options and Other Securities should consult their tax advisors for advice with respect to any potential income tax consequences arising from the Arrangement.

Treatment of BPO Senior Notes

        As of December 31, 2013, BPO had $187 million principal amount of BPO 4.30% Notes outstanding and $140 million principal amount of BPO 4.00% Notes outstanding. The BPO Senior Notes will remain outstanding following the consummation of the Arrangement and will not be affected.

4.     Recommendation of the Independent Committee of the BPO Board

        The Independent Committee, after consultation with its financial and legal advisors and based, among other things, upon the considerations set forth below, has unanimously determined that the Arrangement Agreement, the Plan of Arrangement and the transactions contemplated thereby are fair to the BPO Common Shareholders (other than the Purchasers and each of their respective affiliates) and in the best interests of the Corporation and has recommended that the Board recommend that BPO Common Shareholders vote in favor of the Arrangement Resolution.

Reasons for Recommendation

        In reaching its conclusion that the Arrangement is substantively fair to the BPO Common Shareholders (other than the Purchasers and their affiliates), the Independent Committee considered a number of factors including, among others, the following:

  •
  Attractive Offer.  The Arrangement Consideration represent an attractive premium over the closing price of the BPO Common Shares on September 27, 2013, the last trading day prior to the announcement of the Purchasers' intention to make the Initial Offer. Based on the closing prices of C$20.00 and $19.34 per BPY Unit on the TSX and the NYSE, respectively, on September 27, 2013, depending on whether a BPO Common Shareholder receives (i) only BPY Units, (ii) only cash, or (iii) a combination of BPY Units and cash, assuming full pro-ration (as set forth in the Plan of Arrangement), the Arrangement has the values set out below, representing the premiums to the historic trading prices of the BPO Common Shares set out below:

		Premium
		BPO Closing price on September 27, 2013		BPO 30-Day VWAP ending September 27, 2013
	Per Share Value
Per Share Consideration		TSX(1)	NYSE(2)	TSX(3)	NYSE(4)
1.0 BPY Unit	$19.34	15%	15%	16%	17%
$20.34 cash	$20.34	21%	21%	22%	23%
0.67 BPY Units and $6.71 cash	$19.67	17%	17%	18%	19%

  (1)
  The closing price of the BPO Common Shares on the TSX on September 27, 2013 was C$17.29.

  (2)
  The closing price of the BPO Common Shares on the NYSE on September 27, 2013 was $16.77.

  (3)
  The 30-day volume weighted average prices of the BPO Common Shares on the TSX ending September 27, 2013 was C$17.16.

  (4)
  The 30-day volume weighted average prices of the BPO Common Shares on the NYSE ending September 27, 2013 was $16.51.
  •
  Fairness Opinion.  Morgan Stanley delivered a Fairness Opinion in connection with the Offer to the Independent Committee to the effect that, as of February 9, 2014 and based upon and subject to the assumptions made, procedures followed, matters considered and qualifications and limitations upon the scope of the review undertaken by Morgan Stanley, as set forth in its opinion, the consideration to be received by the holders of BPO Common Shares in the Offer, taken in the aggregate, was fair from a financial point of view to such holders other than the Purchasers and each of their respective affiliates. Morgan Stanley was not requested by the Independent Committee to, and did not, update its Fairness Opinion subsequent to February 9, 2014. However, the Independent Committee noted that the consideration to be received by holders of BPO Common Shares in the Offer is the same as the Arrangement Consideration to be received by the holders of BPO Common Shares in the Arrangement.

  •
  Valuations.  Morgan Stanley provided the Valuations in connection with the Offer to the Independent Committee for inclusion in the Purchasers' Circular and the BPO Directors' Circular, which indicated that, based upon and subject to the analyses, assumptions, qualifications and limitations discussed in the Valuations, in addition to other factors that it considered relevant, Morgan Stanley was of the opinion that, as at December 19, 2013, the fair market value of the BPO Common Shares was in the range of $18.50 to $21.00 per BPO Common Share and that, as at December 19, 2013, the fair market value of the BPY Units was in the range of $19.00 to $22.00 per BPY Unit. Thus, the midpoint of the value of the BPY Units as determined by Morgan Stanley in the Valuations ($20.50) and the value of the cash consideration in the Arrangement ($20.34) are each higher than the midpoint of the value of the BPO Common Shares as determined by Morgan Stanley in the Valuations ($19.75). Morgan Stanley was not requested by the Independent Committee to, and did not, update the Valuations subsequent to December 19, 2013. However, the Independent Committee noted that the consideration to be received by holders of BPO Common Shares in the Offer is the same as the Arrangement Consideration to be received by the holders of BPO Common Shares in the Arrangement.

  •
  Increased IFRS Book Value.  As of December 31, 2013, BPO's IFRS book value was $21.06 per BPO Common Share and BPY's IFRS book value was $25.23 per BPY Unit. Based on the exchange ratio in the Arrangement of 1.0 BPY Unit per BPO Common Share and a pro forma book value of $24.23 per BPY Unit, BPO Common Shareholders will realize a 15% increase in the IFRS book value per security on the BPY Units they receive in the Arrangement.

  •
  Form of Consideration Under the Arrangement Provides Both Immediate Value and Liquidity Along With Participation in BPY and BPO. The Arrangement provides BPO Common Shareholders with the option to elect to receive one BPY Unit or $20.34 in cash, subject, in each case, to pro-ration. BPO Common Shareholders who receive cash for their BPO Common Shares will immediately realize a fair value for their investment and the payment in cash provides certainty of value for their BPO Common Shares. BPO Common Shareholders who receive BPY Units will have the opportunity to participate in

    Brookfield's flagship public commercial property vehicle going forward, continuing to participate in any increase in value of BPO's assets and the increase in value of the current assets of BPY.

  •
  BPO Common Shareholders May be Able to Exchange their BPO Common Shares on a Tax Deferred Basis. BPO Common Shareholders who are U.S. taxpayers should benefit from U.S. tax deferred treatment with respect to BPY Units received pursuant to the Arrangement. Canadian BPO Common Shareholders who elect to receive Exchange LP Units pursuant to the Arrangement should be able to obtain a full or partial deferral of capital gains for Canadian federal income tax purposes. The Exchange LP Units will receive distributions per unit equivalent to the distributions per unit received on BPY Units.

  •
  No Financing Condition; Financing Arrangements.  The Arrangement is not subject to any financing condition, and the BPO Board believes BPY has made reasonable financing arrangements, taken together with its existing financial capacity, to complete the acquisition of BPO Common Shares under the Arrangement. In connection with the Offer and the Arrangement, BPY has entered into a credit agreement dated March 18, 2014 with a syndicate of lenders to provide, severally and not jointly, upon the terms and subject to the conditions set forth therein, unsecured credit facilities of up to $2.5 billion in the aggregate, consisting of a $1.5 billion term acquisition credit facility to fund the Offer and the Arrangement and a $1 billion revolving facility to be used to replace the existing revolving credit facilities of BPY, to fund a portion of the additional cash required to complete the Offer and the Arrangement and for general corporate and operating purposes.

  •
  Strength of Combined BPO/BPY Platform for Continuing Securityholders.  The combination of BPO and BPY is expected to create one of the largest, most globally diversified commercial property companies with assets in the world's most dynamic markets. In addition to a premier office portfolio in the United States, Canada, Australia and the United Kingdom, BPO Common Shareholders who receive BPY Units in the Arrangement will gain exposure to as of December 31, 2013: (i) BPY's 32% fully-diluted interest in GGP, which is the second largest retail mall company in the United States; (ii) 68 million square feet of industrial and logistics assets in the United States and Europe; (iii) 25,000 multi-family units; and (iv) the full breadth of Brookfield's real estate business development capabilities, which have originated more than $23 billion of investments in the real estate sector since 1989.

  •
  Second Step Transaction.  The consideration to be paid by the Purchasers to BPO Common Shareholders under the Arrangement is the same as the consideration paid pursuant to the Offer, subject to pro-ration. The Purchasers have already acquired a sufficient number BPO Common Shares pursuant to the Offer to be assured of obtaining minority approval under MI 61-101.

  •
  Appraisal Rights.  BPO Common Shareholders are entitled, in connection with the Arrangement, to demand the appraisal of their BPO Common Shares by following the procedures required by the CBCA. See "Rights of Dissenting BPO Common Shareholders".

        Furthermore, the Independent Committee believes that the Arrangement is procedurally fair to BPO Common Shareholders (other than the Purchasers and their affiliates) for the following reasons:

  •
  Retention of Independent Advisors.  To evaluate the consideration paid to BPO Common Shareholders under the Offer and to be paid to BPO Common Shareholders under the Arrangement, the Independent Committee retained independent financial and legal advisors, being Morgan Stanley and Davies Ward Phillips & Vineberg, respectively. The Independent Committee has expressly adopted the analysis and opinion of Morgan Stanley set forth in the Valuations and Fairness Opinion, among other factors, in reaching its determination.

  •
  Detailed Review and Negotiation.  The Independent Committee, with assistance from its legal and financial advisors, conducted an extensive review of the Offer and conducted negotiations with representatives of BPY of the key economic terms of the Offer and the Arrangement.

  •
  Obtained Increased Consideration.  After negotiations with representatives of BPY in which the Independent Committee sought improved financial terms, the Independent Committee was able to secure an increase in the cash component of consideration to be paid under the Offer and the

    Arrangement from $19.34 to $20.34 per BPO Common Share and concluded that this consideration was the best that could be obtained from the Purchasers in the circumstances.

  •
  BPO Common Shareholders Had Sufficient Time and Opportunity to Consider the Offer and Arrangement. Each BPO Common Shareholder was given the opportunity to decide whether or not to tender BPO Common Shares to the Offer. Any BPO Common Shareholder who elected not to tender to the Offer will be entitled to receive the same consideration under the Arrangement as such BPO Common Shareholder would have received in the Offer, subject to pro-ration. BPO Common Shareholders had sufficient time to make a decision whether or not to tender their BPO Common Shares under the Offer, and they will have sufficient time to make a decision whether to or not to exercise their appraisal rights under the Arrangement.

  •
  Protections for Minority BPO Common Shareholders.  In accordance with MI 61-101 (i) the Independent Committee was required to, and did, select and retain Morgan Stanley and supervise the preparation of the Valuations in connection with the Offer and (ii) the Arrangement Resolution will require the affirmative vote of (A) two-thirds of the votes cast on the Arrangement Resolution by the Voting Shareholders and the BPO Convertible Preferred Shareholders, voting together, represented in person or by proxy at the BPO meeting; and (B) a simple majority of the votes cast by BPO Common Shareholders represented in person or by proxy at the BPO meeting, excluding the votes of BPO Common Shares held directly or indirectly by Brookfield Property Partners prior to the Offer or otherwise required to be excluded for the purposes of "minority approval" under MI 61-101.

        The Independent Committee also considered a number of risks and potential negative factors relating to the Arrangement and the substantive and procedural fairness thereof, including the following:

  •
  Elimination of Continued BPO Common Shareholder Participation in BPO.  If the Arrangement is completed, it will eliminate the opportunity for BPO Common Shareholders to participate in the longer term potential benefits of the business of BPO to the extent BPO Common Shares are acquired for cash.

  •
  Constraints on the BPO Board's Ability to Pursue Alternative Transactions.  Despite Morgan Stanley's conclusion in the Valuations, a BPO Common Shareholder might be unable to receive the range of the fair market value attributed to the BPO Common Shares in the Valuations. Given its significant shareholdings and its influence on BPO's business, BPY is able to veto significant transactions requiring Voting Shareholder approval, including a merger, amalgamation, plan of arrangement, liquidation, winding up or a sale of all or substantially all of BPO's assets. It might not be possible, for as long as BPY holds a significant number of BPO Common Shares, for BPO Common Shareholders (other than BPY and its affiliates) to receive the range of the fair market value set out in the Valuations for their BPO Common Shares either through an alternative transaction to the Offer or otherwise. BPY has indicated that it has no intention of reducing its position in BPO in the near future, and has further indicated that it will not pursue or support any transaction in which it would sell or otherwise dispose of its interest in BPO or any material transaction involving BPO other than the Offer or the Arrangement. Because of BPY's interest in BPO, the BPO Board is highly constrained in its ability to undertake a sale process with third parties or otherwise pursue alternative transactions of the aforementioned nature.

  •
  Consideration in the Arrangement May Vary from that Elected by Affected Shareholders. In light of the total amount of cash and BPY Units available in the Arrangement and the value of the cash consideration compared to the value of a BPY Unit, a BPO Common Shareholder may receive consideration with a different aggregate value and a different combination of cash and BPY Units than the BPO Common Shareholder elects to receive in the Arrangement. If the amount of cash elected by BPO Common Shareholders exceeds the aggregate amount of cash available under the Arrangement, then those BPO Common Shareholders who elected cash will receive less cash than they elected due to pro-ration. In this scenario, all of the BPO Common Shareholders who elected to receive BPY Units or Exchange LP Units would receive all of the BPY Units or Exchange LP Units that such BPO Common Shareholder elected. Alternatively, if the amount of BPY Units or Exchange LP Units elected exceeds the aggregate amount of BPY Units/Exchange LP Units available under the Arrangement, then those BPO Common Shareholders who elected BPY Units or Exchange LP Units will receive fewer BPY Units/Exchange LP Units than they elected due to pro-ration. In this scenario, all of the BPO Common Shareholders who elected to receive cash would receive all of the cash that such BPO Common Shareholder elected. By way of example, assuming that all BPO Common Shareholders tendered all their BPO Common Shares for either all cash or all BPY Units, each BPO Common Shareholder would be entitled to receive $6.71 in cash and 0.67 of a BPY Unit for each BPO Common Share tendered, subject to adjustment for fractional shares, which may not be the desired mix of consideration for individual BPO Common Shareholders. Moreover, the value of the cash consideration ($20.34 per BPO Common Share) may be different than the value of a BPY Unit, and the trading price of the BPY Units on the TSX and NYSE is likely to continue to change prior to the consummation of the Arrangement. See "Risk Factors — Risks Relating to the Arrangement — Shareholders may not receive their desired mix of BPY Units and/or cash in the Arrangement due to pro-ration" in the Purchasers' Circular.

  •
  Relatively Limited Legal Rights Afforded to Holders of BPY Units.  BPO Common Shareholders who receive BPY Units in the Arrangement will have more limited rights in respect of the affairs of BPY (as a holder of BPY Units) than previously afforded in respect of the affairs of BPO (as a holder of BPO Common Shares), as the legal rights of holders of BPY Units are more limited than those afforded to holders of BPO Common Shares. Under the BPY Limited Partnership Agreement, holders of BPY Units are not entitled to vote on matters relating to BPY, such as acquisitions, dispositions or financings, or to participate in management or control of BPY. In particular, holders of BPY Units do not have the right to remove the BPY General Partner, to cause the BPY General Partner to withdraw from BPY, to cause a new general partner to be admitted to BPY, to appoint new directors to the BPY General Partner's board of directors, to remove existing directors from the BPY General Partner's board of directors or to prevent a change of control of the BPY General Partner. As a result, BPO Common Shareholders that come to hold BPY Units in the Arrangement will not be able to influence the direction of BPY or to cause a change in its management, even if they are dissatisfied with BPY's performance. These limited rights afforded to holders of BPY Units are materially different than those typically afforded to holders of common stock of a corporation, including holders of BPO Common Shares. See "Comparison of Rights".

  •
  No Shareholder Representative.  The Independent Committee has not retained or appointed an unaffiliated representative who would act solely on behalf of Shareholders unaffiliated with the Purchasers with respect to the Offer as contemplated by the SEC in paragraph (d) of Regulation M-A: § 229.1014 (Item 1014) — Fairness of the Going-Private Transaction. However, the Independent Committee has retained Morgan Stanley as independent financial advisor to prepare the Valuations and the Fairness Opinion.

        In reaching its determination, the Independent Committee also considered and evaluated, among other things: information concerning the business, operations, property, assets, financial condition, operating results and prospects of both BPO and BPY; current industry, economic and market circumstances and trends and their informed expectations as to the prospects for both BPO's and BPY's businesses; and historical market prices and trading information in respect of the BPO Common Shares and BPY Units.

        The foregoing discussion of the information and factors considered by the Independent Committee is not intended to be exhaustive, but addresses the material information and factors considered by the Independent Committee in their review and consideration of the Arrangement, including factors that support as well as weigh against the Arrangement. In view of the numerous factors considered in connection with their evaluation of the Arrangement, the Independent Committee did not find it practicable to, and therefore did not, quantify or otherwise attempt to assign relative weight to specific factors or methodologies in reaching their conclusions and recommendations. In addition, the individual members of the Independent Committee may have given different weight to different factors. The conclusions and recommendation of the Independent Committee were made after considering the totality of the information and factors involved.

Remuneration

        For their services in reviewing and considering the Offer and the Arrangement on behalf of BPO, BPO will pay $60,000 to each of the members of the Independent Committee and each of the other Disinterested Directors. BPO will also pay Robert L. Stelzl an additional $45,000 for his role as Chairman in respect of the deliberations of the Disinterested Directors. Such payments are not contingent upon the completion of the Arrangement.

5.     Recommendation of the BPO Board

        The BPO Board (acting through the Disinterested Directors) has unanimously determined that, based on the recommendation of the Independent Committee and the considerations described above, the Arrangement Agreement, the Plan of Arrangement and the transactions contemplated thereby are fair to the BPO Common Shareholders (other than the Purchasers and each of their respective affiliates) and in the best interests of the Corporation and therefore unanimously recommends that BPO Common Shareholders vote in favor of the Arrangement Resolution.

        Messrs. William T. Cahill, Richard B. Clark, Jack L. Cockwell, Dennis Friedrich, Brian W. Kingston and John E. Zuccotti declared their respective interests in and/or did not participate in deliberations on, and abstained from voting in respect of resolutions relating to, the Arrangement. See section 7 of the Special Factors section of this Circular entitled "Interests of Certain Persons in the Transaction".

        In adopting the Independent Committee's recommendation and concluding that the Arrangement is substantively and procedurally fair to BPO Common Shareholders (other than the Purchasers and their affiliates), the BPO Board considered and relied upon the same factors and considerations that the Independent Committee relied upon as described in "Recommendation of the Independent Committee of the BPO Board — Reasons for Recommendation", and adopted the Independent Committee's analyses in their entirety.

        The recommendation of the BPO Board is not, and is not intended to be, investment advice to any particular BPO Common Shareholder. Each BPO Common Shareholder's circumstances are different. Each BPO Common Shareholder should consider the Arrangement carefully and come to its own conclusions as to whether to vote in favor of or against the Arrangement Resolution. A BPO Common Shareholder who is in doubt as to how to respond should consult with its own investment advisor, stockbroker, bank manager, trust company manager, accountant, lawyer or other professional advisor as to how to respond to the Arrangement having regard to its own particular circumstances. Further, BPO Common Shareholders are advised that the exchange of their BPO Common Shares as result of the consummation of the Arrangement may have tax consequences and they should consult their own professional tax advisors. The recommendation of the BPO Board set forth above is not, and is not intended to be, a recommendation to the holders of any other class of securities of the Corporation other than the BPO Common Shares.

6.     Position of the BPY Filing Persons Regarding the Fairness of the Arrangement

        The BPY Filing Persons are making the statements included in this section solely for purposes of complying with the requirements of Rule 13e-3 and related rules under the Exchange Act. The BPY Filing Persons, individually and collectively, believe that the Arrangement is substantively and procedurally fair to unaffiliated security holders of BPO (whether those BPO Common Shareholders deposit their BPO Common Shares under the Arrangement or elect to exercise their appraisal rights under the Arrangement, and whether or not the Arrangement is consummated).

Factors Supportive of the BPY Filing Persons' Fairness Determination

        The BPY Filing Persons, individually and collectively, believe that the Arrangement is fair to unaffiliated security holders of BPO. The BPY Filing Persons, individually and collectively, base their belief on the following material factors, each of which, in their judgment, supports their view as to the substantive fairness of the transaction:

  •
  Based on the closing prices of C$20.00 and $19.34 per BPY Unit on the TSX and the NYSE, respectively, on September 27, 2013, depending on whether a BPO Common Shareholder receives (i) only BPY Units, (ii) only cash, or (iii) a combination, assuming full pro-ration, the Arrangement has the values set out below, representing the premiums to the historic trading prices of BPO Common Shares set out below:

		Premium
		BPO Closing price on September 27, 2013		BPO 30-Day VWAP ending September 27, 2013
	Per Share Value
Per Share Consideration		TSX(1)	NYSE(2)	TSX(3)	NYSE(4)
1.0 BPY Unit	$19.34	15%	15%	16%	17%
$20.34 cash	$20.34	21%	21%	22%	23%
0.67 BPY Units and $6.71 cash	$19.67	17%	17%	18%	19%

  (1)
  The closing price of the BPO Common Shares on the TSX on September 27, 2013 was C$17.29.

  (2)
  The closing price of the BPO Common Shares on the NYSE on September 27, 2013 was $16.77.

  (3)
  The 30-day volume weighted average prices of the BPO Common Shares on the TSX ending September 27, 2013 was C$17.16.

  (4)
  The 30-day volume weighted average prices of the BPO Common Shares on the NYSE ending September 27, 2013 was $16.51.
  •
  As of December 31, 2013, BPO's IFRS book value was $21.06 per BPO Common Share and Brookfield Property Partners' IFRS book value was $25.23 per unit. Based on the Exchange Ratio and a Brookfield Property Partners' pro forma book value of $24.23 per unit, BPO Common Shareholders will realize a 15% increase in the IFRS book value per security on the BPY Units they receive.

  •
  The midpoint of the value of the BPY Units as determined by Morgan Stanley in the Valuations in connection with the Offer and the value of the cash consideration in the Arrangement are each higher than the midpoint of the value of the BPO Common Shares as determined by Morgan Stanley in the Valuations in connection with the Offer.

  •
  Brookfield Property Partners' current distribution policy targets a pay out ratio of approximately 80% of FFO and Brookfield Property Partners pays a quarterly distribution of $0.25 per BPY Unit. Assuming the Brookfield Property Partners quarterly distribution amount remains unchanged, BPO Common Shareholders will realize an increase of 79% in distributions per security on BPY Units that they receive.

  •
  The combination of BPO and Brookfield Property Partners will create one of the largest, most globally diversified commercial property companies with assets in the world's most dynamic markets. In addition to a premier office portfolio in the United States, Canada, Australia and the United Kingdom composed of properties totaling over 93 million square feet, an investment in Brookfield Property Partners will provide BPO Common Shareholders with exposure to as of December 31, 2013: (i) one of the highest quality and fastest growing retail shopping center platforms in the United States; (ii) 68 million square feet of industrial and logistics assets in the United States and Europe; (iii) 25,000 multi-family units; and (iv) the full breadth of Brookfield's real estate business development capabilities, which have originated more than $23 billion of investments in the real estate sector since 1989.

  •
  BPO Common Shareholders who receive cash consideration will be able to monetize their investment in BPO, subject to applicable pro-ration, at the premium offered by participating in the Arrangement, without incurring brokerage and other costs typically associated with market sales.

  •
  Canadian BPO Common Shareholders who receive Exchange LP Units pursuant to the Arrangement can obtain a full or partial deferral of capital gains for Canadian federal income tax purposes. In addition, BPO Common Shareholders who are U.S. taxpayers should benefit from U.S. tax deferred treatment with respect to BPY Units received pursuant to the Arrangement.

  •
  BPO Common Shareholders who do not waive their dissent rights will be entitled, in connection with the Arrangement, to demand the appraisal of their BPO Common Shares by following the procedures required by the CBCA. See "Rights of Dissenting BPO Common Shareholders".

  •
  Pursuant to the Offer completed on April 3, 2014, BPO Common Shareholders have already tendered a total of 220,030,944 BPO Common Shares to Brookfield Property Partners, representing 79.2% of the BPO Common Shares held by BPO Common Shareholders independent of Brookfield Property Partners prior to the commencement of the Offer (on a fully-diluted basis).

  •
  The consideration to be paid by the Purchasers to BPO Common Shareholders under the Arrangement is the same as the consideration paid pursuant to the Offer. The Purchasers have acquired a sufficient number BPO Common Shares pursuant to the Offer to be assured of obtaining minority approval under MI 61-101.

  •
  There are no unusual requirements or conditions to the Arrangement and there is no financing condition to the Arrangement.

        In addition to the factors described above, the BPY Filing Persons, individually and collectively, believe that the Arrangement is procedurally fair to unaffiliated security holders of BPO, based on the following material factors:

  •
  BPO established the Independent Committee composed of independent directors. The BPY Filing Persons did not participate in or have any influence over the deliberative process of, or the conclusions reached by, the Independent Committee or the negotiating positions of the Independent Committee.

  •
  The Independent Committee appointed Morgan Stanley as its exclusive financial advisor and Davies Ward Phillips & Vineberg as legal advisor.

  •
  In accordance with MI 61-101 (i) the Independent Committee was required to, and did, select and retain Morgan Stanley and supervise the preparation of the Valuations in connection with the Offer and (ii) the Arrangement Resolution will require the affirmative vote of (A) two-thirds of the votes cast on the Arrangement Resolution by the Voting Shareholders and the BPO Convertible Preferred Shareholders, voting together, represented in person or by proxy at the BPO meeting; and (B) a simple majority of the votes cast by BPO Common Shareholders represented in person or by proxy at the BPO meeting, excluding the votes of BPO Common Shares held directly or indirectly by Brookfield Property Partners prior to the Offer. Pursuant to MI 61-101, Brookfield Property Partners is entitled to vote the BPO Common Shares it acquired pursuant to the Offer for the purposes of the Majority of the Minority Approval Threshold. See "Description of the Arrangement — Required Shareholder Approval for the Arrangement".

  •
  The amount of the consideration paid in the Transaction was negotiated between the Purchasers and the Independent Committee, resulting in an increase of $1.00 in the cash consideration per BPO Common Share to $20.34 per share.

  •
  Each BPO Common Shareholder was given the opportunity to decide whether or not to tender BPO Common Shares to the Offer. Any BPO Common Shareholder who elected not to tender to the Offer will be entitled to receive the same consideration under the Arrangement as such BPO Common Shareholder would have received in the Offer, subject to pro-ration. BPO Common Shareholders had sufficient time to make a decision whether or not to tender their BPO Common Shares under the Offer, and they will have sufficient time to make a decision whether to or not to exercise their appraisal rights under the Arrangement.

  •
  The BPO Board has been allowed a reasonable period of time since Brookfield Property Partners' announcement of its intention to commence the Offer to develop its position with respect to the Offer and the Arrangement. The BPO Board, upon receiving the recommendation of the Independent Committee, has unanimously recommended that BPO Common Shareholders vote in favor of the Arrangement Resolution.

Factors Not Supportive of the BPY Filing Persons' Fairness Determination

        The BPY Filing Persons, individually and collectively, also considered the following factors, each of which was considered negative in their considerations concerning the substantive and procedural fairness of the terms of the Transaction to unaffiliated security holders of BPO:

  •
  After giving effect to the Offer, because Brookfield Property Partners holds an aggregate voting interest in BPO of approximately 92.6% and is not prepared to pursue or support a transaction in which it would sell or otherwise dispose of its interest in BPO, the BPO Board is constrained in its ability to undertake a sale process with third parties.

  •
  The financial interest of the BPY Filing Persons in acquiring the BPO Common Shares for as low a price as possible is adverse to the financial interest of unaffiliated BPO Common Shareholders in selling their BPO Common Shares for as high a price as possible.

  •
  In light of the total amount of cash available under the Arrangement relative to the size of the Arrangement, it is likely that BPO Common Shareholders who elect to receive a cash payment for their BPO Common Shares will receive less cash than they elected to receive due to pro-ration. Similarly, in light of the total amount of BPY Units that may be issued under the Arrangement relative to the size of the Arrangement, it is also likely that BPO Common Shareholders who elect to receive BPY Units will receive fewer BPY Units than they elected to receive due to pro-ration. Moreover, the value of the cash consideration ($20.34 per BPO Common Share) may be different than the value of a BPY Unit. The closing price of the BPY Units on the NYSE on September 27, 2013 was $19.34 and the closing price of the BPY Units on the NYSE on April 15, 2014 was $19.22. As a result, due to pro-ration a BPO Common Shareholder may receive consideration with a different value than the BPO Common Shareholder elected to receive. See "Risk Factors — Risks Relating to the Arrangement — Shareholders may not receive their desired mix of BPY Units and/or cash in the Arrangement due to pro-ration" in the Purchasers' Circular.

  •
  The BPO Common Shares have in the past traded at higher levels than the price represented by the Arrangement Consideration. Prior to the Offer being announced, the BPO Common Shares reached an all-time high trading price of $32.81 per share on the NYSE in February 2007 and an all-time low trading price of $4.11 per share on the NYSE in March 2009. This trading history suggests that certain of the BPO Common Shareholders may have acquired their BPO Common Shares at prices higher than the Arrangement Consideration.

  •
  Because Brookfield Property Partners holds an aggregate voting interest in BPO of approximately 88.2% of the votes that may be cast towards the Arrangement Resolution, approval of the Arrangement Resolution is assured. Provided that the conditions described under "Description of the Arrangement — Summary of Arrangement Agreement" are satisfied or waived, the Arrangement will be completed. As a result, BPO Common Shareholders who do not vote in favor of the Arrangement Resolution will be forced to sell their BPO Common Shares pursuant to the Arrangement even if such shareholder does not vote in favour of the Arrangement Resolution.

  •
  As a result of the Offer, the trading liquidity of the BPO Common Shares has been reduced, which may have affected the price of the BPO Common Shares and the ability of a BPO Common Shareholder to dispose of its BPO Common Shares.

  •
  A majority of BPO directors who are not employees of BPO did not appoint or retain an unaffiliated representative who would act solely on behalf of unaffiliated security holders of BPO for purposes of negotiating the terms of the Transaction and/or preparing a report concerning the fairness of the Transaction.

Factors Not Considered

        In reaching their conclusion as to fairness, the BPY Filing Persons, individually and collectively, did not consider the following factors in their considerations concerning the substantive and procedural fairness of the terms of the Transaction to unaffiliated security holders of BPO:

  •
  The liquidation value was not considered because BPO is a viable going concern and the BPY Filing Persons have no plans to liquidate BPO. Therefore, the Purchasers believe that BPO's liquidation value is irrelevant to a determination as to whether the Arrangement is fair to unaffiliated security holders of BPO.

  •
  The BPY Filing Persons, individually and collectively, are not aware of any firm offers that have been made by a third party during the past two years to acquire BPO and in any event have no intention of selling the BPO Common Shares owned by Brookfield Property Partners. Accordingly, the BPY Filing Persons did not consider third party offers in reaching their conclusion as to fairness.

        Although no outside party has been engaged by the BPY Filing Persons to assess the fairness of the Arrangement to unaffiliated security holders of BPO, pursuant to MI 61-101, the Independent Committee selected Morgan Stanley to prepare the Valuations, which are summarized herein and appended. As required by MI 61-101, the Valuations were paid for by BPY.

        Beyond the valuation analysis referenced beginning on page 34, the BPY Filing Persons did not establish a pre Offer going concern value for BPO in determining the fairness of the Arrangement Consideration to the unaffiliated security holders of BPO because they did not believe there was a single method for determining going concern value. However, the BPY Filing Persons believe that the financial analyses prepared by Morgan Stanley in the Valuations represented potential valuations of BPO as it continues to operate its business, and, to that extent, the BPY Filing Persons considered such analyses to be forms of going concern valuations. The BPY Filing Persons considered each of these analyses in the context of the Valuations prepared by Morgan Stanley as well as various additional factors, including the historical market prices of BPO Common Shares, as an indication of the going concern value of BPO. The BPY Filing Persons expressly adopted these analyses and the Valuations prepared by Morgan Stanley, among other factors considered by the BPY Filing Persons, in reaching their conclusions regarding the fairness of the transactions.

        The foregoing discussion summarizes the material information and factors the BPY Filing Persons, individually and collectively, considered, including factors that support as well as weigh against the Arrangement and is not intended to be exhaustive. In view of the variety and the amount of information considered, the BPY Filing Persons did not find it practicable to, and did not, make specific assessments of, quantify, or otherwise assign relative weights to these factors in reaching their conclusion. Their view as to the fairness of the transaction to the unaffiliated security holders of BPO should not be construed as a recommendation to any Voting Shareholder or BPO Convertible Preferred Shareholder as to whether that Voting Shareholder or BPO Convertible Preferred Shareholder should vote in favour of the Arrangement Resolution.

7.     Interests of Certain Persons in the Transaction

        Interlocking Directors and Officers.    In considering the Arrangement and any position taken by BPO with respect to the Arrangement, BPO Common Shareholders should be aware that certain officers and directors of BPO have interests in connection with the Arrangement, which may present them with certain actual or potential conflicts of interest. Richard B. Clark is chairman of the Board of Directors of BPO and a director of BPO, serves as the chief executive officer of Brookfield Property Partners, is Chief Executive Officer of Brookfield's global property group, a Senior Managing Partner of Brookfield Asset Management, a member of the board of directors of GGP and Chairman of Rouse Properties, Inc. ("RSE"). Jack L. Cockwell is a director of BPO, a director and Group Chairman of Brookfield Asset Management and a director of a number of Brookfield Asset Management's affiliates. Mr. Cockwell was President and Chief Executive Officer of Brookfield Asset Management from 1991 to 2001 and was a senior executive of Brookfield Asset Management's predecessor companies. Michael Hegarty is a director of BPO and is a director of RSE. Brian W. Kingston is a director of BPO, serves as President and Chief Investment Officer of Brookfield Property Group, acts as a Senior Managing Partner of Brookfield Asset Management and is a member of the board of directors of GGP and RSE. Robert L. Stelzl is a director of BPO, a director of Brookfield DTLA Fund Office Trust Investor Inc., a holding subsidiary of BPO that holds interests in certain BPO properties in Los Angeles and is a director and Chair of Brookfield Residential Properties Inc. John E. Zuccotti is a director of BPO and is the Chairman of the board of directors of Brookfield Financial Properties LLC, a holding subsidiary of BPO that holds interests in certain BPO properties in the United States.

        Certain Interests of Brookfield Asset Management, Brookfield Property Partners, BOP Split and Exchange LP.    Brookfield Asset Management, Brookfield Property Partners, BOP Split and Exchange LP have certain interests that present actual or potential conflicts of interest in connection with the Arrangement, including that their financial interests with regard to the consideration per BPO Common Share offered in the Arrangement are generally adverse to the financial interests of the BPO Common Shareholders (other than the Purchasers and their affiliates) being asked to vote in favor of the Arrangement Resolution. In addition, members of the BPO Board that also serve as officers of BPO have certain actual or potential conflicts of interest in connection with the Arrangement, including as to the potential loss of office or continued office within Brookfield if the Arrangement is successfully completed. Due to the nature of the Arrangement, it was determined at the outset of the transaction that it would be appropriate for members of the BPO Board who are also directors or officers of Brookfield Asset Management, Brookfield Property Partners, BOP Split or Exchange LP, are members of management of BPO or otherwise have interests that present actual or potential conflicts of interest in connection with the transaction to have no role in reviewing and considering the transaction on behalf of BPO. Accordingly, Messrs. Cahill, Clark, Cockwell, Friedrich, Kingston and Zuccotti declared their respective interests in and did not participate in deliberations on, and abstained from voting in respect of resolutions relating to, the Transaction.

        Financial Interests.    The interests of Brookfield Asset Management, Brookfield Property Partners, BOP Split and Exchange LP in respect of the Arrangement are different from the interests of BPO Common Shareholders because such entities have an interest in acquiring the BPO Common Shares for as low a price as possible and BPO Common Shareholders have an interest in selling their BPO Common Shares for as high a price as possible. The interests of the directors, officers and other affiliates of each of Brookfield Asset Management, Brookfield Property Partners, BOP Split and Exchange LP in the Arrangement may be the same as or different from the interests of BPO Common Shareholders. For example, while in general the interests of Brookfield Asset Management, Brookfield Property Partners, BOP Split and Exchange LP's respective directors and officers in respect of the Arrangement will be aligned with such entities' respective interests, some of such persons own BPO Common Shares or Options convertible into BPO Common Shares, which they are entitled to deposit to the Arrangement for the same price per BPO Common Share that is available to BPO Common Shareholders, and/or own DSUs with a value derived from the value of the BPO Common Shares.

        Increase in Equity Enhancement Distributions.    In considering the Arrangement, BPO Common Shareholders should be aware that, although Brookfield Asset Management has agreed to forego any equity enhancement distribution it is entitled to by contract with respect to debt incurred to finance the Arrangement, a successfully consummated Arrangement will result in Brookfield Asset Management receiving an increased quarterly equity enhancement distribution due to the expected increased capitalization value of Brookfield Property Partners as a result of the issuance of BPY Units in the Arrangement. See "Risk Factors — Risks Relating to Brookfield Property Partners' Relationship with Brookfield — Brookfield Property Partners' organizational and ownership structure, as well as its contractual arrangements with Brookfield, may create significant conflicts of interest that may be resolved in a manner that is not in the best interests of Brookfield Property Partners or the best interests of the BPY Unitholders" in the Purchasers' Circular for further details.

        Options, DSUs and RSs.    Certain officers and directors of BPO hold Options, DSUs and RSs. All vested Options may be exercised in accordance with their terms, and holders of BPO Common Shares acquired thereby may vote at the BPO Meeting or exercise Dissent Rights pursuant to the Plan of Arrangement. Immediately following the Arrangement, options and other share based compensation awards outstanding at BPO will be redeemed for cash and/or converted into the following interests in Brookfield Property Partners:

  (a)
  Vested in the money Options then remaining will be redeemed for a cash payment equal to the in the money value (i.e., the value of the Arrangement Consideration determined using the price of the BPY Units at the time of the exchange plus the cash amount, assuming full pro-ration, less the applicable strike price of the Option).

  (b)
  Unvested in the money Options then remaining will be exchanged for unvested BPY Options on a basis that preserves the in the money value at the time of the exchange with the BPY Options having expiry dates and vesting terms consistent with the unvested Options exchanged.

  (c)
  Each outstanding out of the money Option (whether vested or unvested) will be exchanged for a BPY Option with a strike price equal to the value of a BPY Unit at the time of the exchange.

  (d)
  DSUs and RSs will be exchanged for awards in respect of Brookfield Property Partners such that the fair market value is the same immediately before and after such exchange and other terms and conditions be substantially the same before and after such exchange.

        In addition to the above, holders of Options may receive an additional award of BPY Options with a strike price equal to the value of a BPY Unit at the time of award and subject to vesting terms, in order to enable them to participate in the future appreciation of units of Brookfield Property Partners.

        Indemnification.    The Purchasers expect that all rights to indemnification, advancement of expenses and exculpation currently in effect in favor of the present and former directors or officers of BPO, including on the terms provided in BPO's articles of incorporation and bylaws currently in effect, with respect to matters occurring prior to the consummation of the Offer and the Arrangement will survive the consummation of the Offer and the Arrangement and continue in full force and effect thereafter.

8.     Summary of Valuations and Fairness Opinion

        The following constitutes only a summary of the Valuations and the Fairness Opinion which were prepared by Morgan Stanley for the use of the Independent Committee in connection with the Offer. The Valuations have been prepared as of December 19, 2013 for the use of the Independent Committee and for inclusion in the Purchasers' Circular and the BPO Directors' Circular. The Fairness Opinion has been prepared as of February 9, 2014 for the use of the Independent Committee and for inclusion in in the BPO Directors' Circular. The following summaries are qualified in their entirety by the full text of the Valuations and the Fairness Opinion. A copy of the Valuations is attached hereto as Appendix L and a copy of the Fairness Opinion is attached hereto as Appendix M. The Valuations and Fairness Opinion are incorporated by reference herein. BPO Common Shareholders are urged to read the full text of the Valuations and the Fairness Opinion and should consider the same in their entirety. Neither the Valuations nor the Fairness Opinion constitutes a recommendation to any Voting Shareholder or BPO Convertible Preferred Shareholder as to how such Voting Shareholder or BPO Convertible Preferred Shareholder should vote with respect to the Arrangement Resolution or any other matter. Morgan Stanley was not requested by the Independent Committee to, and did not, update either the Valuations or its Fairness Opinion subsequent to December 19, 2013 and February 9, 2014, respectively.

Engagement of Morgan Stanley

        Morgan Stanley was engaged by the Independent Committee pursuant to a letter agreement dated December 2, 2013 (the "Morgan Stanley Engagement Agreement") to provide financial advice and assistance to the Independent Committee in evaluating the Offer, including the preparation and delivery to the Independent Committee of a formal valuation of the BPO Common Shares (the "BPO Valuation") and of the BPY Units (the "BPY Valuation" and, together with the BPO Valuation, the "Valuations"), and the preparation and delivery of an opinion as to the fairness, from a financial point of view, of the consideration to be received by the holders of the BPO Common Shares (other than the Purchasers and each of their respective affiliates). The Morgan Stanley Engagement Agreement provides for a payment to Morgan Stanley of a fee upon the delivery by Morgan Stanley of: (i) its preliminary valuation analysis ($2.0 million); (ii) the Valuations ($2.2 million); and (iii) each subsequent financial opinion ($500,000), if requested by the Independent Committee. None of the fees payable to Morgan Stanley under the Morgan Stanley Engagement Agreement are contingent upon the conclusions reached by Morgan Stanley in the Valuations or in any financial opinion, or the completion of the Offer. During the two years preceding the date of the Valuations, Morgan Stanley received fees in the amount of approximately $320,000 from BPO for financial advisory and financial services and no fees from BPY for any such services. Morgan Stanley may seek to provide such services to BPO and BPY and/or their respective affiliates in the future and would expect to receive fees for the rendering of these services. In addition, BPO has agreed to reimburse Morgan Stanley for its reasonable out-of-pocket expenses and to indemnify Morgan Stanley in respect of certain liabilities that might arise out of its engagement.

Valuations

  Credentials of Morgan Stanley

        Morgan Stanley and its affiliated entities is a global financial services firm engaged in the securities, investment management and individual wealth management businesses. Morgan Stanley's securities business is engaged in securities underwriting, trading and brokerage activities, foreign exchange, commodities and derivatives trading, prime brokerage, as well as providing investment banking, financing and financial advisory services. The Valuations are the opinions of Morgan Stanley and their form and content have been approved by a committee of senior investment banking professionals of Morgan Stanley, each of whom is experienced in merger, acquisition, divestiture, valuation and fairness opinion matters.

  Independence of Morgan Stanley

        Morgan Stanley confirmed that: (i) it and its affiliated entities are not an issuer insider, associated entity or an affiliated entity of any interested party as each such term is used in MI 61-101; (ii) it and its affiliated entities are not acting as a financial advisor to any interested party in respect of the Offer; (iii) its compensation under the Morgan Stanley Engagement Agreement does not depend in whole or in part on the conclusion reached in the Valuations or the outcome of the Offer; (iv) it and its affiliated entities will not act as manager or co-manager of any soliciting dealer group formed by any interested party in connection with the Offer nor will it, as a member of any such group, perform services beyond customary soliciting dealer's functions nor will it receive more than the per security or per securityholder fee payable to other members of the group; and (v) it and its affiliated entities do not have any material financial interest in the completion of the Offer.

  Scope of Review

        In connection with the Valuations, Morgan Stanley obtained information from publicly available sources and from BPO and BPY. In addition, Morgan Stanley reviewed and relied upon (subject to the exercise of professional judgment, and except as expressly described in the Valuations, without attempting to verify independently the completeness or accuracy thereof) or carried out, among other things: management-prepared operating and financial projections for BPO and BPY, various BPY investor presentations and corporate profiles, as well as such other corporate, industry and financial market information, investigations and analyses as Morgan Stanley considered necessary or appropriate in the circumstances. Morgan Stanley also held discussions with management of each of BPO and BPY, the Independent Committee and legal counsel to the Independent Committee. Morgan Stanley has not, to the best of its knowledge, been denied access by BPO or BPY to any information requested by Morgan Stanley. Morgan Stanley did, however, request certain non-public information regarding certain entities in which BPY has an investment for purposes of the BPY Valuation. BPY advised Morgan Stanley that it was legally precluded from providing such information to Morgan Stanley and, as such and with the permission of the Independent Committee, Morgan Stanley relied upon publicly available information with respect to these entities and discussions with BPY with respect to its strategy for these investments for the purposes of the BPY Valuation.

  Prior Valuations

        Each of BPO and BPY represented to Morgan Stanley that there are no prior valuations (as defined in MI 61-101) of BPO or BPY or of their respective securities or material assets, which have been prepared as of a date within two years preceding the date of the Valuations.

  Assumptions and Limitations

        With the Independent Committee's acknowledgement and agreement as provided for in the Morgan Stanley Engagement Agreement, Morgan Stanley relied upon the accuracy, completeness and fair presentation of all data and other information obtained by it from public sources or provided to it by or on behalf of BPO and BPY, or otherwise obtained by Morgan Stanley (collectively, the "Information"). The Valuations are conditional upon such accuracy, completeness and fair presentation. With respect to the budgets, forecasts, projections and/or estimates provided to Morgan Stanley and used in its analyses, Morgan Stanley noted that projecting future results is inherently subject to uncertainty. Morgan Stanley assumed, however, that such budgets, forecasts, projections and/or estimates were prepared using the assumptions identified therein which Morgan Stanley has been advised are (or were at the time of preparation and continue to be), in the opinion of BPO and BPY, reasonable in the circumstances and were prepared on a basis reflecting the best currently available estimates and judgments of management of BPO and BPY, respectively.

        In preparing the Valuations, Morgan Stanley made several assumptions, including that conditions precedent to the completion of the Offer can be satisfied in due course, the disclosure in the BPO Directors' Circular and the Purchasers' Circular will be accurate in all material respects and will comply, in all material respects, with the requirements of all applicable laws. In preparing the BPY Valuation, and with the permission of the Independent Committee, Morgan Stanley assumed that the Offer will result in the Purchasers acquiring 100% of the BPO Common Shares not already owned by the Purchasers.

        The Valuations were rendered as of December 19, 2013 on the basis of securities markets, economic and general business and financial conditions prevailing on that date and the condition and prospects, financial and otherwise, of BPO, BPY and their respective subsidiaries and affiliates as they were reflected in the Information provided to Morgan Stanley. In its analysis in connection with the preparation of the Valuations, Morgan Stanley made numerous assumptions with respect to industry performance, general business and economic conditions, and other matters, many of which are beyond the control of Morgan Stanley, BPO or BPY.

        The preparation of a valuation is a complex process and is not necessarily amenable to partial analysis or summary description. Morgan Stanley believes that its analyses must be considered as a whole and that selecting portions of the analyses or the factors considered by it, without considering all factors and analyses together, could create an incomplete view of the process underlying the Valuations. Accordingly, the Valuations should be read in their entirety.

  Definitions and Approach to Fair Market Value

        The Valuations are based upon techniques and assumptions that Morgan Stanley considered appropriate in the circumstances for the purposes of arriving at an opinion as to the range of fair market values of the BPO Common Shares and the range of fair market values of the BPY Units. Morgan Stanley approached the Valuations in accordance with MI 61-101, which, in the case of an insider bid such as the Offer, requires the valuator to make a determination as to the "fair market value" of not only the affected securities (i.e. the BPO Common Shares), but also the non-cash consideration (except in certain circumstances outlined in MI 61-101) to be received pursuant to the Offer.

        MI 61-101 defines "fair market value" as the monetary consideration that, in an open and unrestricted market, a prudent and informed buyer would pay a prudent and informed seller, each acting at arm's length with the other and under no compulsion to act. In accordance with MI 61-101, Morgan Stanley made no downward adjustment to the fair market value of the BPO Common Shares to reflect the liquidity of the BPO Common Shares, the effect of the Offer on the BPO Common Shares, or the fact that the BPO Common Shares held by minority shareholders do not form part of a controlling interest. Consequently, the BPO Valuation provided a conclusion on a per BPO Common Share basis with respect to BPO's "en bloc" value, being the price at which all of the BPO Common Shares could be sold to one or more buyers at the same time.

        As Exchange LP was established for the sole purpose of the Offer, the Exchange LP Units will be exchangeable at any time on a one-for-one basis, at the option of the holder, for BPY Units, subject to their terms and applicable laws, and, as Morgan Stanley understood it, will provide a holder thereof with economic terms that are substantially equivalent to those of a BPY Unit, Morgan Stanley believed that the fair market value of a BPY Unit was an appropriate indicator of the expected fair market value of the Exchange LP Units.

  BPO Valuation

        Based upon and subject to the analyses, assumptions, qualifications and limitations discussed in the BPO Valuation, in addition to other factors that it considered relevant, Morgan Stanley was of the opinion that, as of December 19, 2013, the fair market value of the BPO Common Shares was in the range of $18.50 per BPO Common Share to $21.00 per BPO Common Share.

  Distinctive Material Benefits to BPY and its Affiliates

        Morgan Stanley reviewed and considered whether any distinctive material benefit would accrue to BPY or its affiliates through the acquisition of all of the BPO Common Shares not already owned by the Purchasers. Morgan Stanley determined that by completing the Offer, BPY would benefit from greater direct ownership of real estate as well as a more simplified ownership structure, both of which would give BPY greater control of its assets and increase its strategic flexibility. Morgan Stanley also concluded that by completing the Offer, BPY would benefit from an enhanced public float and trading liquidity. Additionally, based on interviews with BPY management, BPY estimated that by completing the Offer, they may be able to reduce BPO general and administrative expenses by up to approximately $15 million.

  BPY Valuation

        Based upon and subject to the analyses, assumptions, qualifications and limitations discussed in the BPY Valuation, in addition to other factors that it considered relevant, Morgan Stanley was of the opinion that, as of December 19, 2013, the fair market value of the BPY Units was in the range of $19.00 per BPY Unit to $22.00 per BPY Unit.

  Other Considerations

        A preliminary version of Morgan Stanley's valuation analyses was shared with the Independent Committee on December 3, 2013 (the "Preliminary Presentation") and was filed as an exhibit to the Schedule 13E-3. The Preliminary Presentation consisted of various summary data and analyses that Morgan Stanley utilized in formulating its preliminary perspective on the valuation of the BPO Common Shares and the BPY Units. The Preliminary Presentation did not present any findings, make any recommendations or constitute an opinion of Morgan Stanley in any respect. The financial analyses in the Preliminary Presentation were substantially similar to those in the Valuations, subject to refinement and updates. In addition, the procedures followed by Morgan Stanley in preparing the analyses in the Preliminary Presentation were substantially similar to the procedures used by Morgan Stanley to prepare the corresponding analyses in the Valuations except that the Valuations used updated market information and updated financial and forecast information provided by BPO management and BPY management, and the valuation of the BPY Units in the Valuations assumed that the Offer would result in the Purchasers acquiring 100% of the BPO Common Shares not already owned by the Purchasers, while the Preliminary Presentation valued the BPY Units both on a stand-alone basis and also assuming that the Offer would result in the Purchasers acquiring 100% of the BPO Common Shares not already owned by the Purchasers. Based upon and subject to the analyses, assumptions, qualifications and limitations discussed in the Preliminary Presentation and the Valuations, respectively, in addition to other factors that Morgan Stanley considered relevant, the estimated market value of the BPO Common Shares as of December 3, 2013 was in the range of $18.00 per BPO Common Share to $21.00 per BPO Common Share (compared to the range of $18.50 per BPO Common Share to $21.00 per BPO Common Share as of December 19, 2013 as set forth in the Valuations), and the estimated market value of the BPY Units as of December 3, 2013 was in the range of $19.00 per BPO Unit to $22.00 per BPO Unit (which was the same range of estimated market values per BPY Unit as of December 19, 2013 as set forth in the Valuations). This summary of the Preliminary Presentation is qualified in its entirety by reference to a copy of the Preliminary Presentation attached as an exhibit to the Schedule 13E-3.

        The Draft Valuations were shared with the Independent Committee and BPY on December 18, 2013 and were filed as an exhibit to the Schedule 13E-3. The Draft Valuations did not present any findings, make any recommendations or constitute an opinion of Morgan Stanley in any respect. The financial analyses, methodologies and assumptions used in the Valuations were substantially similar to those used in the Draft Valuations, subject to refinement and updates in the descriptions of certain of the properties and assets owned by the Purchasers and BPO that were provided by the management of the Purchasers and reflected in the Valuations. In addition, the Valuations took into account the $1.00 per BPO Common Share increase in the cash portion of the Offered Consideration that BPY agreed to make on December 19, 2013, which was not reflected in the Draft Valuations. The estimated range of market values of the BPO Common Shares was the same in the Draft Valuations as it was in the Valuations, and the estimated range of market values of the BPY Units was the same in the Draft Valuations as it was in the Valuations. This summary of the Draft Valuations is qualified in its entirety by reference to a copy of the Draft Valuations attached as an exhibit to the Schedule 13E-3.

Fairness Opinion

        At the meeting of the Independent Committee on February 9, 2014, Morgan Stanley rendered its opinion to the Independent Committee to the effect that, as of that date and based upon and subject to the assumptions made, procedures followed, matters considered and qualifications and limitations upon the scope of review undertaken by Morgan Stanley, as set forth in its opinion, the Offered Consideration to be received by the holders of BPO Common Shares, taken in the aggregate, in the Offer was fair from a financial point of view to such holders other than the Purchasers and each of their respective affiliates.

        The full text of Morgan Stanley's written opinion, dated February 9, 2014, is attached as Appendix M to this Circular. BPO Common Shareholders are urged to read the opinion in its entirety for a discussion of the assumptions made, procedures followed, matters considered, and qualifications and limitations upon the scope of the review undertaken by Morgan Stanley in rendering the opinion. This summary is qualified in its entirety by reference to the full text of such opinion. Morgan Stanley's opinion was directed to the Independent Committee and addresses only the fairness of the Offered Consideration to be received by the holders of BPO Common Shares, taken in the aggregate, in the Offer as of the date of the opinion. Morgan Stanley's opinion did not address any other aspects of the Offer, including the prices at which BPO Common Shares or BPY Units will trade at any time, and did not constitute a recommendation to any BPO Common Shareholder as to whether such BPO Common Shareholder should tender or take any other action with respect to the Offer, including whether to elect BPY Units, cash or Exchange LP Units.

        In connection with its opinion, Morgan Stanley reviewed and relied upon (subject to the exercise of professional judgment, and except as expressly described herein, without attempting to verify independently the completeness or accuracy of) or carried out, among other things, the following:

  •
  a draft dated February 7, 2014 of the Purchasers' Circular and Amendment No. 3 to BPY's Registration Statement on Form F-4, and a draft dated February 9, 2014 of the BPO Directors' Circular;

  •
  interim reports, including the comparative unaudited financial statements and earnings releases, of BPO for the three and six months ended June 30, 2013 and the three and nine months September 30, 2013, and the three and twelve months ended December 31, 2013;

  •
  annual reports, comparative audited annual financial statements, MD&A, annual information forms and management information circulars of BPO for the fiscal years ended December 31, 2012, 2011 and 2010;

  •
  annual report on Form 20-F of BPY dated April 30, 2013 including the accompanying financial statements;

  •
  interim reports, including the comparative unaudited financial statements and earnings releases, of BPY for the three and six months ended June 30, 2013 and the three and nine months ended September 30, 2013, and the three and twelve months ended December 31, 2013;

  •
  quarterly supplemental reports for the three months ended June 30, 2013, September 30, 2013 and December 31, 2013 for BPY and BPO, as well as a review of quarterly earnings call transcripts for the three months ended June 30, 2013, September 30, 2013 and December 31, 2013;

  •
  press releases, material change reports and other regulatory filings made by BPO and BPY during the past three years;

  •
  management-prepared operating and financial projections for BPO and BPY;

  •
  various BPY investor presentations including a September 2013 investor presentation regarding the Offer; a November 2013 investor presentation regarding BPY's investment in GGP; and monthly corporate profiles from September to December 2013;

  •
  publicly available information regarding GGP, RSE, the Canary Wharf Group plc, affiliates of BPO and BPY such as Brookfield Asset Management, Brookfield Canada Office Properties, Brookfield Prime Property Fund, Brookfield Renewable Energy Partners L.P., and Brookfield Infrastructure Partners L.P., and certain other funds in which BPY has investments;

  •
  review of due diligence files contained in a data room prepared by each of BPO and BPY, including such items as internal business plans, IFRS valuations, asset, tenant, leasing, development and redevelopment project information, fund investor reports, asset appraisals, investment committee memos, tax disclosure, and debt, preferred stock, capital securities, and equity details, including shares, units, unit equivalents, and options outstanding;

  •
  discussions with management of each of BPO and BPY regarding the primary assets, operations, and businesses of each of BPO and BPY, and other issues deemed relevant by Morgan Stanley;

  •
  due diligence sessions and calls with senior management of each of BPO and BPY;

  •
  meetings and discussions with the Independent Committee in connection with the Offer;

  •
  discussions with legal counsel to the Independent Committee;

  •
  various research publications prepared by equity research analysts, industry sources, and credit rating agencies regarding BPO and BPY, the commercial real estate and office and mall property industries, and other public companies, as Morgan Stanley deemed relevant;

  •
  public information relating to the business, operations, financial performance and stock trading history of each of BPO and BPY, and other selected public companies, as Morgan Stanley considered relevant;

  •
  public information with respect to certain other transactions of a comparable nature, as Morgan Stanley considered relevant;

  •
  certificates addressed to Morgan Stanley, dated as of the date hereof, from two senior officers of each of BPO and Brookfield Property Group LLC, a service provider of BPY, as to the completeness and accuracy of the information provided to Morgan Stanley by BPO and BPY, respectively; and

  •
  such other corporate, industry, and financial market information, investigations and analyses as Morgan Stanley considered necessary or appropriate in the circumstances.

        With the Independent Committee's acknowledgement and agreement, Morgan Stanley relied upon the accuracy, completeness and fair presentation of all data and other information obtained by it from public sources or provided to it by or on behalf of BPO and BPY, or otherwise obtained by Morgan Stanley. Morgan Stanley's opinion was conditional upon such accuracy, completeness and fair presentation. Subject to the exercise of professional judgment, and except as expressly described herein, Morgan Stanley did not attempt to verify independently the accuracy, completeness of fair presentation of any of the Information. Morgan Stanley did not meet separately with the independent auditors of BPO or BPY in connection with preparing its opinion, and, with the Independent Committee's permission, it assumed the accuracy and fair presentation of, and relied upon, BPO's and BPY's audited financial statements and the reports of the auditors thereon and BPO's and BPY's interim unaudited financial statements. With respect to the budgets, forecasts, projections and/or estimates provided to Morgan Stanley and used in its analyses, Morgan Stanley notes that projecting future results is inherently subject to uncertainty. Morgan Stanley assumed, however, that such budgets, forecasts, projections and/or estimates were prepared using the assumptions identified therein, which Morgan Stanley has been advised are (or were at the time of preparation and continue to be), in the opinion of BPO or BPY, as applicable, reasonable in the circumstances and were prepared on a basis reflecting the best currently available estimates and judgments of management of BPO and BPY, respectively. In addition, Morgan Stanley assumed that the Offer will be consummated in accordance with the terms set forth in the Purchasers' Circular without any waiver, amendment or delay of any terms or conditions. In preparing its opinion, Morgan Stanley made several assumptions, including that conditions precedent to the completion of the Offer can be satisfied in due course, all consents, permissions, exemptions or orders of relevant third parties or regulatory authorities will be obtained, without adverse condition or qualification, the procedures being followed to implement the Offer are valid and effective, the Purchasers' Circular and the BPO Directors' Circular will be distributed to the securityholders of BPO entitled to receive them in accordance with the applicable laws, the disclosure in the Purchasers' Circular and the BPO Directors' Circular will be accurate in all material respects and will comply, in all material respects, with the requirements of all applicable laws and the BPY Units to be distributed to holders of BPO Common Shares as consideration under the Offer will be freely tradeable by such holders substantially concurrently with the acquisition of the BPO Common Shares by BPY pursuant to the Offer. Morgan Stanley is not a legal, tax or accounting expert, and Morgan Stanley expressed no opinion concerning any legal, tax or accounting matters concerning the Offer or the sufficiency of its opinion for the purposes of the Independent Committee. Morgan Stanley relied upon, without independent verification, the assessment of the Independent Committee and its legal, tax or regulatory advisors with respect to legal, tax or regulatory matters. Morgan Stanley expressed no opinion with respect to the fairness of the amount or nature of the compensation to any of BPO's officers, directors or employees, or any class of such persons, relative to the Offered Consideration to be received by the holders of shares of BPO Common Shares in the Offer. Morgan Stanley did not make any independent valuation or appraisal of the assets or liabilities of BPO or BPY (other than the Valuations), nor has it been furnished with any such valuations or appraisals that it relied upon for purposes of its opinion. In its analysis in connection with the preparation of its opinion, Morgan Stanley made numerous assumptions with respect to industry performance, general business and economic conditions and other matters as in effect on the date hereof, many of which are beyond the control of Morgan Stanley, BPO or BPY. Morgan Stanley's opinion was rendered as of February 9, 2014 on the basis of securities markets, economic and general business and financial conditions prevailing on that date and the condition and prospects, financial and otherwise, of BPO, BPY and their respective subsidiaries and affiliates as they were reflected in the information provided to Morgan Stanley. Any changes therein may affect its opinion and, although Morgan Stanley reserves the right to change or withdraw its opinion in such event, it disclaims any undertaking or obligation to advise any person of any such change that may come to its attention, or update its opinion after such date.

        Morgan Stanley was not, to the best of its knowledge, denied access by BPO or BPY to any information requested by Morgan Stanley. Morgan Stanley did, however, request certain non-public information regarding certain entities in which BPY has an investment for purposes of its opinion, including with respect to GGP, RSE, and certain private funds. BPY advised Morgan Stanley that it was legally precluded from providing such information to Morgan Stanley and, as such and with the permission of the Independent Committee, Morgan Stanley relied upon publicly available information with respect to these entities and discussions with BPY with respect to its strategy for these investments for the purposes of its opinion.

        In preparing its opinion, Morgan Stanley was not authorized to solicit, and did not solicit, interest from any other party with respect to the acquisition of BPO Common Shares or other securities of BPO, or any business combination or other extraordinary transaction involving BPO, nor did Morgan Stanley negotiate with any party in connection with any such transaction involving BPO. Morgan Stanley's opinion was not intended to be, and does not constitute, a recommendation that any holders of BPO Common Shares tender their BPO Common Shares pursuant to or take any other action in connection with the Offer. In addition, Morgan Stanley's opinion does not address the relative merits of the Offer as compared to other transactions or business strategies that might be available to BPO.

        In preparing its opinion, and with the permission of the Independent Committee, Morgan Stanley assumed that the Offer will result in the Purchasers acquiring 100% of the BPO Common Shares not already owned by the Purchasers.

        Morgan Stanley's opinion is conditional upon all of Morgan Stanley's assumptions being correct and there being no "misrepresentation" in any Information.

        The following is a summary of the material financial analyses performed by Morgan Stanley in connection with its opinion to the Independent Committee. The financial analyses summarized below include information presented in tabular format. In order to fully understand the financial analyses used by Morgan Stanley, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses. The analyses described below must be considered as a whole; considering any portion of such analyses and of the factors considered, without considering all analyses and factors, could create a misleading or incomplete view of the process underlying Morgan Stanley's opinion. This summary is qualified in its entirety by reference to a copy of the presentation of Morgan Stanley to the Independent Committee, dated February 9, 2014, attached as an exhibit to the Schedule 13E-3. Except as otherwise noted, the following quantitative information, to the extent that it is based on market data, is based on market data as it existed on or before February 5, 2014, and is not necessarily indicative of current market conditions, and the various analyses summarized below were based on closing prices for the BPO Common Shares and BPY Units as of February 5, 2014.

BPO Valuation

  Net Asset Value Analysis

        The NAV methodology ascribes a separate value for each category of asset and liability, utilizing the methodology appropriate in each case based on the unique characteristics of each asset. The sum of total assets less total liabilities yields the NAV. As Morgan Stanley does not consider a NAV analysis a liquidation analysis, it has not included frictional costs that may be incurred in the liquidation of the assets such as transaction costs or tax leakage in the subsequent analysis. In preparing BPO's NAV analysis, Morgan Stanley relied on financial projections as prepared by BPO management.

        The key components of BPO's NAV are as follows:

  •
  Operating real estate

  •
  Redevelopment and development projects

  •
  Real estate funds/asset management business

  •
  Services business

  •
  Cash and net other assets

  •
  Debt, mark-to-market on debt, capital securities, and preferred stock

  Operating Real Estate

        Operating real estate includes office assets located in the U.S., Canada, Australia, and the U.K. Based on each asset's profile, Morgan Stanley applied either a range of select nominal capitalization rates to 2014 net operating income as estimated by BPO management, or employed a discounted cash flow ("DCF") approach. In this approach, unlevered cash flows over a specific forecast period are discounted at a specific rate to determine the present value of the unlevered cash flows. The present value of a terminal value, representing the value of cash flows beyond the end of the forecast period, is added to arrive at a total aggregate value. For assets with respect to which Morgan Stanley employed a DCF approach, Morgan Stanley determined the terminal value by applying a reversionary cap rate to the year following the end of the forecast period's net operating income.

        For those assets with respect to which Morgan Stanley employed a DCF approach, Morgan Stanley relied upon the unlevered cash flow projections prepared by BPO management. In determining the length of each asset's forecast period, Morgan Stanley took into account such factors as the asset's expected occupancy, anticipated tenant turnover and re-leasing expectations as provided by BPO management, and the timing of certain redevelopment projects, resulting in a weighted average hold period of 6.3 years. For each market, Morgan Stanley selected a range of discount rates and reversionary cap rates based on third-party data providers and Morgan Stanley's review of discount rates and reversionary cap rates used by BPO management in its quarterly IFRS valuations. In certain cases, Morgan Stanley made adjustments to the resulting range of market discount rates and reversionary capitalization rates to reflect each asset's unique characteristics, the length of the DCF period, and Morgan Stanley's knowledge of current real estate pricing parameters. As a result, the range of market discount rates ranged from a weighted average of 7.4% to a weighted average of 7.9% and the range of market reversionary cap rates ranged from a weighted average of 5.9% to a weighted average 6.3%. Morgan Stanley then made adjustments to each asset's resulting gross asset value to reflect BPO's proportionate ownership in each asset, net of non-controlling interests.

        For those assets with respect to which Morgan Stanley applied a range of nominal capitalization rates to 2014 estimated net operating income, Morgan Stanley selected a range of nominal capitalization rates for each market based on third-party data providers and select precedent transactions. In certain cases, Morgan Stanley made adjustments to the resulting range of market capitalization rates to reflect each asset's unique characteristics and Morgan Stanley's knowledge of current real estate pricing parameters. As a result, the range of market nominal capitalization rates Morgan Stanley applied to 2014 estimated net operating income ranged from a weighted average of 5.5% to a weighted average of 5.9%. Morgan Stanley then made adjustments to each asset's resulting gross asset value to reflect BPO's proportionate ownership in each asset, net of non-controlling interests.

        As a result of these approaches, this analysis implied a valuation range for the operating real estate of approximately $22,281 million to $23,985 million.

  Development and Redevelopment Projects

        BPO's development and redevelopment assets include the 450 West 33rd Street property undergoing redevelopment, the Manhattan West parcel adjacent to 450 West 33rd Street, Bay Adelaide East in Toronto, Brookfield Place East in Calgary, Brookfield Place South in Perth, and other development assets and land held for development in the U.S., Canada, Australia and the U.K. In its evaluation of the development and redevelopment assets, Morgan Stanley considered the residual land value approach, the DCF approach, the cost basis approach, and also comparable land valuation metrics, as appropriate. Morgan Stanley also reviewed BPO's fourth-quarter 2013 IFRS values for these projects. As a result of these approaches, this analysis implied a valuation range for the development and redevelopment projects of approximately $1,781 million to $2,151 million.

  Real Estate Funds/Asset Management Business

        BPO has three funds with institutional investors that invest in office assets across specific geographies. The Canadian Office Fund, formed in 2005, owns Canadian office buildings that were acquired as part of BPO's acquisitions of O&Y Properties Corporation and of the assets and liabilities of O&Y Real Estate Investment Trust. The U.S. Office Fund, formed in October 2006, owns U.S. office buildings that were acquired as part of BPO's acquisitions of Trizec Properties, Inc. and Trizec Canada Inc. The DTLA Fund, formed in October 2013, consists of assets acquired as part of BPO's acquisition of MPG Office Trust, Inc. ("MPG"), as well as other downtown Los Angeles assets previously owned by BPO that were contributed to the DTLA Fund at the time of the MPG acquisition. These funds are all managed by BPO, which receives asset management fees, transaction-related fees for development, redevelopment, and leasing activities, and incentive fees. BPO also owns assets in property level joint-ventures, and receives similar fees on those assets. Morgan Stanley has valued these asset management-related fees by applying a 50% margin to 2014 fees as estimated by BPO management. Morgan Stanley then applied a range of EBITDA multiples (7.0x — 9.0x) selected based on its review of third-party research. As a result, this analysis implied a valuation range for the real estate funds/asset management business of approximately $158 million to $203 million.

  Services Business

        BPO has an approximate 22% interest in the Management Entity, which collectively owns BJCC, BJCA, BRSL and the Middle East Business, all of which are facilities management businesses. Morgan Stanley has valued these businesses by applying a range of EBITDA multiples (7.0x — 9.0x) selected based on its review of third-party research to 2014 EBITDA as estimated by BPO management. Morgan Stanley used a foreign exchange rate of 1.1093 CAD to 1 USD in its valuation of BPO's Service Business. As a result, this analysis implied a valuation range for the services business of approximately $61 million to $79 million.

  Cash and Net Other Assets

        Morgan Stanley included BPO's proportionate share of cash, net of non-controlling interests, as stated in BPO's fourth-quarter 2013 financial statements. Morgan Stanley also included BPO's proportionate share of accounts receivable and other assets, restricted cash, deposits, accounts payable, and accrued liabilities, net of non-controlling interests, as stated in BPO's fourth-quarter 2013 financial statements. As a result, Morgan Stanley determined cash and net other assets to be approximately $273 million.

  Debt, Capital Securities, Preferred Equity, and Mark-to-Market

        BPO's proportionate share of total debt outstanding is $12,810 million as of December 31, 2013. Based upon materials prepared by BPO and reviewed by Morgan Stanley, the mark-to-market on BPO's debt is estimated to be approximately $272 million and the mark-to-market on BPO's hedges is estimated to be approximately $57 million.

        BPO has four series of capital securities outstanding totaling $628 million. BPO has preferred securities outstanding totaling $1,701 million, of which $1,657 million represents BPO's outstanding securities as of December 31, 2013 and $44 million represents BPO's proportionate share of MPG's preferred securities and accrued preferred dividends resulting from the MPG acquisition. As a result, Morgan Stanley determined the aggregate of debt, capital securities, preferred equity and mark-to-market of select securities to be approximately $15,468 million.

  Total Shares Outstanding

        As of December 31, 2013, 527,083,309 BPO Common Shares were issued and outstanding on a fully diluted gross basis including options determined to be in-the-money as of February 5, 2014 (510,967,032 on a net basis).

  Net Asset Value — Conclusion

        Based on the foregoing, and by subtracting the sum of BPO's total liabilities from the sum of its total assets, this analysis implied a valuation range per BPO Common Share of approximately $17.78 to $21.96.

Comparable Companies Analysis

        Using publicly available information including equity research analyst estimates, Morgan Stanley reviewed and analyzed certain trading multiples of the following select real estate companies:

  U.S.

  •
  Boston Properties, Inc.
  •
  Douglas Emmett, Inc.
  •
  Empire State Realty Trust, Inc.
  •
  Forest City Enterprises, Inc.
  •
  Kilroy Realty Corp.
  •
  SL Green Realty Corp.
  •
  Vornado Realty Trust

  Canada

  •
  Dundee Real Estate Investment Trust

  Australia

  •
  Commonwealth Property Office Fund
  •
  DEXUS Property Group
  •
  Investa Office Fund

        While Morgan Stanley did not consider any of the companies reviewed to be identical to BPO, Morgan Stanley believed that they shared similar business characteristics to those of BPO and relied upon its professional judgment in selecting the most appropriate trading multiples. Morgan Stanley considered funds from operations ("FFO") multiples for 2014E and premium/ discount to Green Street Advisors' net asset value for select U.S. real estate companies to be the most appropriate trading metrics for BPO. As summarized below, Morgan Stanley selected the following multiple ranges for BPO. These ranges reflect the ranges of select U.S. real estate companies adjusted for observed historical discounts BPO has traded at relative to these companies.

Implied BPO Valuation — Comparable Companies

	2014E P/FFO	Premium/Discount to NAV
Selected Range of Multiples
Low	13.9x	(23.5)%
High	17.5x	(8.2)%

        Based on the foregoing, this analysis implied a valuation range per BPO Common Share of approximately $13.86 to $18.36.

  Precedent Transactions Analysis

        Morgan Stanley reviewed the purchase prices paid in select precedent transactions involving office companies over the last ten years. Based on publicly available information, Morgan Stanley identified and reviewed 17 publicly announced transactions involving companies in the office real estate sector with a value of greater than $150 million. Morgan Stanley also reviewed the purchase prices paid in select precedent transactions involving minority buyouts of Canadian companies over the last ten years. Based on publicly available information, Morgan Stanley identified and reviewed four publicly announced transactions involving minority buyouts of Canadian companies.

        For both sets of transactions, Morgan Stanley reviewed the premiums paid to the target companies' unaffected stock prices (defined as the average ten day stock price five days prior to the earliest date of the deal announcement, announcement of a competing bid or market rumors in certain transactions, as appropriate) for the selected precedent transactions. The overall observed bottom quartile and top quartile unaffected stock price premiums paid in such selected transactions were 10.0% and 20.8%, respectively.

		Selected Range
	# of Transactions	25% Quartile	75% Quartile	BPO Unaffected Share Price
Premium/(Discount) to Unaffected Price	21	10.0%	20.8%	$16.74

        Based on the foregoing, this analysis implied a valuation range per BPO Common Share of approximately $18.42 to $20.23.

  Dividend Discount Model Analysis

        Morgan Stanley performed a DDM analysis using four-year dividend projections as provided by BPO management. In this approach, dividend projections are discounted at a specific rate to determine the present value of the dividend stream. The present value of a terminal value, representing the value of dividends beyond the end of the forecast period, is added to arrive at a total equity value. Morgan Stanley also analyzed dividend payout ratios based on four-year FFO and adjusted FFO projections as provided by BPO management.

        Morgan Stanley calculated a range of terminal values by applying a range of FFO multiples to the fifth year's estimated FFO as provided by BPO management. An FFO multiple range of 13.9x to 17.5x was selected based on Morgan Stanley's professional judgment, which included an analysis of the FFO multiples of other comparable companies. Morgan Stanley then discounted the resulting terminal value, along with the dividends over the four-year forecast period, to present value using equity discount rates ranging from 8.2% to 9.2%. These equity discount rates were the result of a capital asset pricing model ("CAPM") approach, which generates a cost of equity by adding a risk-free rate of return to a premium that represents the financial and non-diversifiable business risk of a stock.

        Based on the foregoing, this analysis implied a valuation range per BPO Common Share of approximately $16.02 to $20.31.

  Valuation Reference Points

        Morgan Stanley also reviewed and took into consideration other valuation reference points in its evaluation of the BPO Common Shares.

  Historical Trading Analysis

        Morgan Stanley reviewed historical trading prices and volumes for the BPO Common Shares on both the NYSE and the TSX for the last twelve months ended September 27, 2013, or the last trading day immediately prior to BPY's announcement of the Offer. Morgan Stanley aggregated the trading volumes on both the NYSE and the TSX. Cumulative pre-offer trading volume over the last twelve months on both the NYSE and the TSX was 591 million shares, representing 231% of the public float. Morgan Stanley also examined the volume weighted average price ("VWAP") over this time period, aggregated over both exchanges. Over the last twelve months ended September 27, 2013, the VWAP was $16.79, and over the last 30-trading days ended September 27, 2013, the VWAP was $16.44. As of February 5, 2014, the trading price of the BPO Common Shares was $18.40 on the NYSE.

BPO Historical Stock Price Chart — Last Twelve Months

  Research Analyst Price Targets and NAV Estimates

        Morgan Stanley reviewed public market trading price targets for the BPO Common Shares prepared and published by 14 available equity research analysts. Morgan Stanley also reviewed the consensus price target for the BPO Common Shares as determined by Bloomberg. Equity research analyst price targets reflect each analyst's estimate of the future public market trading price of the BPO Common Shares at the time the price target is published.

        Additionally, Morgan Stanley reviewed NAV estimates for BPO prepared and published by six available equity research analysts. Morgan Stanley also reviewed the consensus NAV estimate as determined by SNL Financial LC.

        Morgan Stanley specifically reviewed these price targets and NAV estimates immediately prior to and following BPY's announcement of the Initial Offer on September 30, 2013. For the date immediately prior to BPY's announcement of the Initial Offer, Morgan Stanley used September 27, 2013, and for the dates following BPY's announcement of the increased Offer, Morgan Stanley used December 19, 2013 (which reflects the day prior to BPY announcing the increase in the cash portion of the consideration to be offered in the Offer to $20.34 per BPO Common Share) and February 5, 2014.

  BPO Research Views

	Before Offer (September 13, 2013)	Before Revised Offer (December 19, 2013)	Current (February 5, 2014)
Price Targets
Min	$15.00	$18.00	$18.00
Max	$20.00	$21.50	$21.00
Consensus	$17.85	$19.79	$19.83
NAV Estimates
Min	$18.30	$19.10	$19.40
Max	$22.00	$22.00	$23.00
Consensus	$20.04	$20.36	$20.67

  IFRS Valuation

        Morgan Stanley reviewed and considered BPO's fourth-quarter 2013 IFRS NAV of $21.06 per BPO Common Share.

BPY Valuation

        In preparing its opinion, and with the permission of the Independent Committee, Morgan Stanley assumed that the Offer will result in the Purchasers acquiring 100% of the BPO Common Shares not already owned by the Purchasers.

Net Asset Value Analysis

        As Morgan Stanley does not consider a NAV analysis a liquidation analysis, it has not included frictional costs that may be incurred in the liquidation of the assets such as transaction costs or tax leakage in the subsequent analysis. In preparing BPY's NAV analysis (which assumes the acquisition of 100% of the BPO Common Shares not already owned by the Purchasers), Morgan Stanley relied on financial projections as prepared by both BPY and BPO management.

        The key components of BPY's NAV are as follows:

  •
  GGP common shares (the "GGP Shares")

  •
  GGP common share warrants (the "GGP Warrants")

  •
  RSE common shares (the "RSE Shares")

  •
  Equity interest in Canary Wharf Group plc ("CWG")

  •
  Operating real estate assets, including BPO's operating real estate assets

  •
  Development and redevelopment projects, including BPO's development and redevelopment projects

  •
  Limited partnership interests in real estate funds

  •
  BPO real estate asset management and services business

  •
  Cash and net other assets

  •
  Debt, mark-to-market on debt, capital securities, and preferred stock

  GGP Shares

        BPY owns 255,356,037 GGP Shares. GGP is a publicly-traded real estate investment trust ("REIT") that owns 120 retail properties in the U.S. comprising approximately 125 million square feet of gross leasable area. Morgan Stanley reviewed a number of factors in its evaluation of the GGP Shares, including but not limited to:

  •
  Trading multiples of GGP relative to those of select publicly traded U.S. mall REITs;

  •
  Valuation reference points such as:

  •
  The trading price and volume of the GGP Shares;

  •
  Liquidity of the GGP Shares;

  •
  Recent transactions on the part of institutional investors involving the GGP Shares;

  •
  BPY's IFRS valuation of the GGP Shares of $23.67 per share, which reflects BPY's IFRS NAV value as of December 31, 2013, which includes approximately $302 million of goodwill as estimated by BPY management related to BPY's purchase of the GGP Shares;

  •
  An adjusted IFRS valuation of the GGP Shares of $22.49 per share, which excludes approximately $302 million of goodwill as estimated by BPY management related to BPY's purchase of the GGP Shares;

  •
  A review of GGP equity research, including seven individual NAV estimates and seventeen price targets, as prepared and published by available equity research; and

  •
  Morgan Stanley also considered:

  •
  BPY's representation on GGP's board of directors, with three representatives of BPY serving as directors (including the Chairman of GGP's board of directors, J. Bruce Flatt) out of a total of nine directors on GGP's board of directors; and

  •
  The relative size of BPY's equity interest in GGP, which at 32% on a fully diluted basis makes BPY the largest shareholder of GGP.

        Using publicly available information including equity research analyst estimates, Morgan Stanley reviewed and analyzed certain trading multiples of the following real estate companies:

  •
  The Macerich Company

  •
  Simon Property Group, Inc.

  •
  Taubman Centers, Inc.

        While Morgan Stanley did not consider any of the companies reviewed to be identical to GGP, Morgan Stanley believed that they shared similar business characteristics to those of GGP and relied upon its professional judgment in selecting the most appropriate trading multiples. Morgan Stanley considered the FFO multiple for 2014E, implied capitalization rate as determined by Green Street Advisors and premium/discount to Green Street Advisors' net asset value to be the most appropriate trading metrics for GGP. As summarized below, Morgan Stanley selected the following multiple ranges for GGP.

  Implied GGP Valuation — Comparable Companies

	2014 P/FFO	Implied Cap Rate	Premium/Discount to NAV
Selected Range of Multiples
Low	15.9x	5.8%	(10.5)%
High	17.4x	5.6%	(4.7)%

  Implied GGP Valuation — Comparable Companies

	2014 P/FFO	Implied Cap Rate	Premium/Discount to NAV
Imputed Share Price
Low	$22.11	$20.26	$20.58
High	$24.21	$21.87	$21.92

        Based on the foregoing, this analysis implied a valuation range per GGP Share of approximately $20.26 to $24.21.

        Morgan Stanley also reviewed historical trading prices and volumes for the GGP Shares on the NYSE for the last twelve months ended February 5, 2014. Over the last twelve months, the trading range for the GGP Shares was $18.63 per GGP Share to $23.33 per GGP Share and over the last 30 days, the trading range was $19.38 per GGP Share to $20.79 per GGP Share. Cumulative trading volume over the last twelve months was 1,147 million shares, representing 193% of the public float. Morgan Stanley also examined VWAP over this time period. Over the last twelve months, the VWAP was $20.56 and over the last 30-trading days, the VWAP was $20.17. As of February 5, 2014, the trading price of the GGP Shares was $20.17.

GGP Historical Stock Price Chart — Last Twelve Months

        Morgan Stanley reviewed seven individual NAV estimates and seventeen price targets, as prepared and published by available equity research analysts. Morgan Stanley also reviewed the consensus price target as determined by Bloomberg and the consensus NAV estimate as determined by SNL Financial LC:

  GGP Research Views

$	Price Target	NAV
Min	$21.00	$21.75
Max	$25.00	$27.23
Consensus	$22.83	$23.85

        Given that GGP Shares are highly liquid, Morgan Stanley relied primarily on the market trading value for the GGP Shares. Morgan Stanley also considered applying a control premium to the GGP Shares to reflect BPY's influence given its representation on GGP's board and position as GGP's largest shareholder. Based on GGP's market trading value as of February 5, 2014 and by applying a representative control premium of 10% to this market trading value, this analysis implied a valuation range per GGP Share of approximately $20.17 to $22.19, or adjusted for the 255,356,037 GGP Shares that BPY owns, approximately $5,151 million to $5,666 million in total value.

  GGP Warrants

        BPY is the owner of 59.4 million GGP Warrants which convert into GGP Shares at a 1 to 1.1509 ratio, 43.0 million of which have a common-share strike price of $9.3419 and 16.4 million of which have a common-share strike price of $9.1247. BPY acquired these warrants as a result of a series of transactions ranging from its original recapitalization of GGP in November 2010 to its purchase of GGP Warrants from its consortium partners in November 2013.

        In valuing the GGP Warrants, Morgan Stanley relied primarily on the Black-Scholes option pricing model and valuation reference points such as recent GGP Warrant transactions on the part of institutional investors. The Black-Scholes model is an approach for valuing derivative instruments based on various inputs such as stock price, strike price, risk-free rate, and assumptions regarding the expected future volatility of the GGP Shares and the term of the derivative instrument.

        In valuing the GGP Warrants using the Black-Scholes option pricing model, Morgan Stanley relied on the following inputs and assumptions:

  •
  $20.17 stock price (as of February 5, 2014)

  •
  $9.3419 and $9.1247 strike prices (for the two tranches of GGP Warrants)

  •
  1.12% risk-free rate

  •
  15% – 50% volatility levels for the expected future volatility of the GGP Shares

  •
  3.7611 year term

  •
  1.1509 GGP Shares per GGP Warrant (February 5, 2014 conversion rate)

  •
  Zero dividends due to a dividend protection provision

  •
  Zero borrow costs and no transfer restrictions

        Morgan Stanley also considered the implied pricing of recent GGP Warrant transactions on the part of institutional investors. As a result, this analysis implied a theoretical value of the GGP Warrants held by BPY to be in the range of approximately $771 million to $863 million.

  RSE Shares

        BPY owns 19,387,624 RSE Shares. RSE is a publicly-traded REIT that owns 34 malls encompassing 23.4 million square feet. Morgan Stanley reviewed a number of factors in its evaluation of the RSE Shares, including but not limited to:

  •
  Trading multiples of RSE relative to those of select publicly traded U.S. mall REITs;

  •
  Valuation reference points such as:

  •
  The trading price and volume of the RSE Shares;

  •
  Liquidity of the RSE Shares;

  •
  Recent transactions on the part of institutional investors involving the RSE Shares;

  •
  BPY's IFRS valuation of the RSE Shares of $20.58 per share, which reflects BPY's IFRS NAV value as of December 31, 2013;

  •
  A review of RSE equity research, including a NAV estimate as prepared and published by one available equity research analyst; and

  •
  Morgan Stanley also considered:

  •
  BPY's representation on RSE's board of directors, with three representatives of BPY serving as directors (including the Chairman of RSE's board of directors, Richard Clark) out of a total of eight directors on RSE's board of directors; and

  •
  The relative size of BPY's equity interest in RSE, which at 39% on a fully diluted basis makes BPY the largest shareholder of RSE.

        Using publicly available information including equity research analyst estimates, Morgan Stanley reviewed and analyzed certain trading multiples of the following select real estate companies:

  •
  CBL & Associates Properties, Inc.

  •
  Glimcher Realty Trust

  •
  Pennsylvania Real Estate Investment Trust

        While Morgan Stanley did not consider any of the companies reviewed to be identical to RSE, Morgan Stanley believed that they shared similar business characteristics to those of RSE and relied upon its professional judgment in selecting the most appropriate trading multiples. Morgan Stanley considered the FFO multiple for 2014E, implied capitalization rate as determined by Green Street Advisors and premium/discount to

Green Street Advisors' net asset value to be the most appropriate trading metrics for RSE. As summarized below, Morgan Stanley selected the following multiple ranges for RSE:

  Implied RSE Valuation — Comparable Companies

	2014 P/FFO	Implied Cap Rate	Premium/Discount to NAV
Selected Range of Multiples
Low	7.4x	8.2%	(37.9)%
High	9.2x	7.2%	(35.2)%
Imputed Share Price
Low	$12.40	$17.70	$10.71
High	$15.31	$24.17	$11.18

        Based on the foregoing, this analysis implied a valuation range per RSE Share of approximately $10.71 to $24.17.

        Morgan Stanley also reviewed historical trading prices and volumes for the RSE Shares on the NYSE for the last twelve months ended February 5, 2014. Over the last twelve months, the trading range for the RSE Shares was $15.88 per RSE Share to $25.26 per RSE Shares and over the last 30-trading days, the trading range was $16.33 per RSE Share to $22.39 per RSE Share. Cumulative trading volume over the last twelve months was 60 million shares, representing 159% of the public float. Morgan Stanley also examined VWAP over this time period. Over the last twelve months, the VWAP was $19.40 and over the last 30-trading days, the VWAP was $19.14. As of February 5, 2014, the trading price of the RSE Shares was $16.49.

RSE Historical Stock Price Chart — Last Twelve Months

        Given the liquidity of the RSE Shares, Morgan Stanley relied primarily on the market trading value for the RSE Shares. Morgan Stanley also considered applying a control premium to the RSE Shares to reflect BPY's influence given its representation on RSE's board and position as RSE's largest shareholder. Based on RSE's market trading value as of February 5, 2014 and by applying a representative control premium of 10% to this market trading value, this analysis implied a valuation range per RSE Share of approximately $16.49 to $18.14, or adjusted for the 19,387,624 RSE Shares that BPY owns, approximately $320 million to $352 million in total value.

  Equity Interest in CWG

        BPY owns an approximate 22% equity interest in CWG, a private real estate company in the U.K., which owns 18 completed properties and a development pipeline and land bank within the Canary Wharf Estate and within Central London. CWG also derives income from managing the entire Canary Wharf Estate. CWG is 69% owned by Songbird Estates plc ("Songbird"), a publicly-traded entity whose sole asset is its equity interest in CWG. Morgan Stanley used a foreign exchange rate of 0.6135 GBP to 1 USD in in its valuation of BPY's equity interest in CWG.

        In its evaluation of BPY's equity interest in CWG, Morgan Stanley relied primarily on two methodologies: the comparable trading approach and an adjusted NNAV approach. Morgan Stanley also considered CWG's reported European Public Real Estate Association ("EPRA") NNNAV and valuation reference points, such as Songbird's trading price, its public market trading price targets and NAV estimates prepared and published by three available equity research analysts, and BPY's IFRS NAV value of its CWG stake of $1,027 million as of December 31, 2013.

        In terms of NAVs relevant to Morgan Stanley's analysis of CWG, EPRA NAV may be considered a "going-concern" NAV that takes into account properties and other investment interests at fair market value and excludes liabilities that are not expected to crystallize in normal circumstances, assuming CWG intends to hold its properties over the long term. Excluded liabilities in EPRA NAV generally include, but are not limited to, deferred tax liabilities and the mark-to-market on debt and hedging financial instruments. Based on Morgan Stanley's experience, public market investors in the U.K. and Continental Europe tend to consider EPRA NAV the most important measure of value. EPRA NNNAV takes into account deferred tax liabilities and the mark-to-market on fixed rate debt and hedging financial instruments, as opposed to EPRA NAV.

        In the case of CWG, Morgan Stanley determined that premium/discount to reported EPRA NAV was the most relevant trading metric because of CWG's large development pipeline and land bank, making traditional income-based trading metrics less applicable. Morgan Stanley analyzed this metric in the context of two U.K. publicly-traded companies, British Land Company plc ("BLND") and Land Securities Group plc ("LAND"), which Morgan Stanley believes are representative of highly liquid U.K. listed real estate stocks. As of February 5, 2014, BLND and LAND traded at 5.3% and 8.8% premiums as compared to their June 2013 EPRA NAVs, respectively. Applying these premiums to CWG's reported June 2013 EPRA NAV implied a valuation range per CWG share of approximately $7.66 to $7.91 per CWG share or adjusted for BPY's 22% equity interest in CWG, approximately $1,077 million to $1,112 million.

        Morgan Stanley also performed an adjusted NNAV analysis, which is similar to an EPRA NAV analysis although it takes into account the full mark-to-market on the fixed rate notes, floating rate notes and the swaps of CWG's securitization. Morgan Stanley estimated CWG's adjusted NNAV per share to be approximately $6.13 to $7.67, or adjusted for BPY's 22% equity interest in CWG, approximately $863 million to $1,079 million in total value. This analysis reflects adjustments to CWG's June 2013 NAV for rental growth, cap rate compression, the development pipeline, a mark-to-market of debt, among other items, and a potential illiquidity discount related to BPY's position as a minority shareholder in a controlled private entity.

        As a result of these approaches, this analysis implied a valuation range for BPY's interest in CWG of approximately $863 million to $1,112 million.

  Operating Real Estate Assets (Including BPO's Operating Real Estate Assets)

        BPY is the direct owner of: four office assets in Australia; five office assets in New Zealand through the Multiplex New Zealand Property Fund; and one office asset in the U.K. BPY is also in the process of finalizing the recapitalization of Deutsche Interhotel AG ("Interhotel"), a European hotel portfolio of ten hotels and one retail asset in which BPY currently holds a mezzanine position.

        Morgan Stanley primarily relied on a DCF approach in valuing BPY's operating real estate. Morgan Stanley used unlevered cash flow projections prepared by BPY management and in most instances, assumed a ten-year hold period. For each asset, Morgan Stanley selected a range of discount rates and reversionary cap rates based on third-party data providers and Morgan Stanley's review of discount rates and reversionary cap rates used by BPY management in its quarterly IFRS valuations. As a result, the range of discount rates ranged from a weighted average of 7.2% to a weighted average of 7.7% and the range of reversionary cap rates ranged from a weighted average of 6.2% to a weighted average of 6.6%. Morgan Stanley valued the Interhotel portfolio at BPY's acquisition price.

        As a result of these approaches, and inclusive of the value of BPO's operating real estate described previously in this document, this analysis implied a valuation range for the operating real estate of approximately $23,757 million to $25,555 million.

        Development and Redevelopment Projects (Including BPO's Development and Redevelopment Projects)

        BPY owns Giroflex, an office and retail development in Brazil. Morgan Stanley reviewed the cash projections and underlying assumptions involved in BPY management's quarterly IFRS valuation of Giroflex and concluded that these were reasonable. Based upon this, and other factors that Morgan Stanley considered relevant, Morgan Stanley determined the value of BPY's Giroflex development project to be in a range of approximately $155 million to $172 million. Morgan Stanley used a foreign exchange rate of 2.4105 R$ to 1 USD in its valuation of BPY's Giroflex development project.

        As a result of this approach, and inclusive of the value of BPO's development and redevelopment projects described previously, this analysis implied a valuation range for the development and redevelopment projects of approximately $1,936 million to $2,322 million.

  Limited Partnership Interests in Real Estate Funds

        BPY is a limited partner in ten real estate funds, which consist of four opportunity funds, three real estate finance funds and three sector-specific real estate funds. Brookfield Property Partners Limited, the general partner of BPY, is also the general partner of these funds. BPY's share of the limited partnership interests ranges from 12% to 55% for each fund.

        In its evaluation of BPY's limited partnership interests, Morgan Stanley considered BPY management's quarterly IFRS values and estimates of capital invested to-date as provided by BPY management. Morgan Stanley also reviewed quarterly investor fund reports and, where available, investment committee memos and asset appraisals for select investments within the funds. Finally, Morgan Stanley also took into account recent fund investments that were in process following the close of the fourth-quarter of 2013 such as BSREP's announced preferred equity investment in China Xintiandi, which owns Shui On Land's portfolio of office and retail assets in Shanghai, and the acquisition of the second tranche of Inmobiliaria Colonial debt. As a result of these approaches and other factors that Morgan Stanley considered relevant, this analysis implied a valuation range for the limited partnership interests in real estate funds of approximately $1,254 million to $1,572 million.

  BPO Real Estate Asset Management and Services Business

        As described previously, Morgan Stanley determined the value of the fees BPO receives from its real estate asset management function to be in the range of approximately $158 million to $203 million. Morgan Stanley also determined the value of BPO's Services Business to be in the range of approximately $61 million to $79 million.

  Cash and Net Other Assets

        BPY management provided Morgan Stanley with a breakdown of balance sheet items by business segment shown at BPY's proportionate ownership of each asset and liability. Cash at the BPY Corporate, U.K. Office, and BPY's Australian segments were included in the NAV analysis, as the remaining segments reflected assets that were already accounted for in other parts of Morgan Stanley's NAV analysis. Similarly, only other assets and other liabilities in the previously mentioned segments were included, and only insofar as they were not reflected elsewhere in Morgan Stanley's NAV analysis.

        Net other assets also included and reflected:

  •
  The remaining mezzanine position in the Interhotel portfolio post-recapitalization; and

  •
  Required funding for transactions that were in process after the close of fourth-quarter 2013 such as the preferred equity investment in China Xintiandi, the recapitalization of Interhotels, and the debt investment in Inmobiliaria Colonial.

        Inclusive of the negative impact of the required funding and the positive impact of recent asset sales, Morgan Stanley determined the aggregate of BPY's cash and net other assets prior to completion of the Offer to be approximately $(166) million; inclusive of BPO's balance sheet items as described previously, the aggregate of BPY's cash and net other assets pro forma for the Offer is approximately $107 million.

  Debt, Capital Securities, Preferred Equity, and Mark-to-Market

        BPY's debt consists of: $123 million of debt tied to its Australian and New Zealand assets; $471 million in debt tied to its U.K. asset; $107 million in debt on Giroflex; $496 million drawn on its corporate credit facility and $220 million in debt that will be assumed as part of the Interhotel recapitalization. Also, as part of BPY's proposed funding of the Offer as of February 9, 2014, BPY planned to put a new credit facility in place and draw down approximately $1,808 million of debt to purchase BPO Common Shares.

        BPY has total capital securities of $1,250 million and total preferred equity of $25 million. The debt on the U.K. asset is fixed rate, and based upon a current coupon of 6.309% and an estimated market yield of 3.59%, the mark-to-market on the debt is estimated to be $43 million. As disclosed in its public filings, BPY has foreign exchange hedge liabilities totaling $40 million.

        Based upon these securities, and inclusive of the value of BPO's debt, capital securities, preferred equity, and mark-to-market of select securities described earlier in this document, Morgan Stanley determined the aggregate of BPY's debt, capital securities, preferred equity and mark-to-market of select securities to be approximately $20,050 million.

  Total BPY Units Outstanding

        As of December 31, 2013, 540,070,228 BPY Units (and BPY Unit-equivalents) were issued and outstanding on a fully diluted basis. Under the Offer (assuming the Purchasers acquire 100% of the BPO Common Shares that they do not already own), BPY will issue 186,230,124 BPY Units (or BPY-Unit equivalents, being the Exchange LP Units) on a fully diluted gross basis accounting for BPO options determined to be in-the-money as of December 31, 2013 (175,466,525 on a net basis). As a result, an aggregate of 715,536,753 BPY Units on a net basis was utilized by Morgan Stanley in its NAV analysis of BPY.

  Net Asset Value — Conclusion

        Based on the foregoing, and by subtracting the sum of BPY's total liabilities from the sum of its total assets, this analysis implied a valuation range per BPY Unit (and BPY Unit-equivalent) of approximately $20.02 to $24.85.

DDM Analysis

        Morgan Stanley performed a DDM analysis using four-year dividend projections as provided by BPY management.

        Morgan Stanley calculated a range of terminal values by applying a perpetual dividend growth rate ranging from 4.1% to 4.5%. This dividend growth rate is based on our review of the compound annual growth rate as provided by BPY management's dividend projections.

        Morgan Stanley then discounted the resulting terminal value along with the dividends over the four-year forecast period to present value using an equity discount rate ranging from 7.5% to 8.5%. This equity discount rate was the result of a CAPM approach.

        The above analysis yielded an implied equity value per BPY Unit of approximately $22.25 to $32.16.

  Valuation Reference Points

        Morgan Stanley also reviewed and took into consideration other valuation reference points in its evaluation of the BPY Units.

  Historical Trading Analysis

        Morgan Stanley reviewed historical trading prices for the BPY Units on the NYSE and the TSX since its spin-off from Brookfield Asset Management in April 2013. Trading volume has been 59 million units, representing 168% of the public float, since BPY's spin-off from Brookfield Asset Management. BPY's 30-day VWAP is $19.35 per unit, as aggregated across both the NYSE and the TSX. As of February 5, 2014, the trading price of the BPY Units was $18.61 on the NYSE.

BPY Historical Stock Price Chart — Since Spin-Off

IFRS Valuation

        Morgan Stanley reviewed and considered BPY's estimated IFRS valuation of $24.17 per BPY Unit, which was provided by BPY and reflects BPY's fourth-quarter 2013 IFRS valuation, adjusted for the BPO Offer.

Implied Blended Value of the Offered Consideration

        Based on the implied valuation ranges of the BPY Units using the Net Asset Value analysis, DDM analysis, and Historical Trading analysis for the BPY Units summarized above, Morgan Stanley arrived at implied blended valuation ranges of the Offered Consideration. In arriving at the implied blended value of the Offered Consideration, Morgan Stanley assumed that holders of BPO Common Shares, taken in the aggregate, would receive $6.71 in cash (or 33% of $20.34) and 0.67 of a BPY Unit. As a result, Morgan Stanley determined the following implied blended valuation ranges of the Offered Consideration:

  •
  Using the Net Asset Value analysis, $20.13 to $23.36, which reflects $6.71 of cash and 0.67 of a BPY Unit based upon an implied valuation range using this analysis of $20.02 to $24.85 per BPY Unit

  •
  Using the DDM Analysis, $21.62 to $28.26, which reflects $6.71 of cash and 0.67 of a BPY Unit based upon an implied valuation range using this analysis of $22.25 to $32.16 per BPY Unit

  •
  Using the Historical Trading analysis, $19.07 to $22.79, which reflects $6.71 of cash and 0.67 of a BPY Unit based upon a range of prices since BPY's spin-off of $18.45 to $23.99 per BPY Unit

  General

        In connection with the review of the Offer by the Independent Committee, Morgan Stanley performed a variety of financial and comparative analyses for purposes of rendering its opinion. The preparation of a financial opinion is a complex process and is not necessarily susceptible to a partial analysis or summary description. In arriving at its opinion, Morgan Stanley considered the results of all of its analyses as a whole and did not attribute any particular weight to any analysis or factor it considered. Morgan Stanley believes that selecting any portion of its analyses, without considering all analyses as a whole, would create an incomplete view of the process underlying its analyses and opinion. In addition, Morgan Stanley may have given various analyses and factors more or less weight than other analyses and factors, and may have deemed various assumptions more or less probable than other assumptions. As a result, the ranges of valuations resulting from any particular analysis described above should not be taken to be Morgan Stanley's view of the actual value of BPO or BPY. In performing its analyses, Morgan Stanley made numerous assumptions with respect to industry performance, general business, regulatory, economic, market and financial conditions and other matters. Many of these assumptions are beyond the control of BPO and BPY. Any estimates contained in Morgan Stanley's analyses are not necessarily indicative of future results or actual values, which may be significantly more or less favorable than those suggested by such estimates.

        Morgan Stanley conducted the analyses described above solely as part of its analysis of the fairness of the Consideration to be received by the holders of BPO Common Shares, taken in the aggregate, in the Offer and in connection with the delivery of its opinion to the Independent Committee. These analyses do not purport to be appraisals.

        No company utilized in the comparable company trading multiples analysis is identical to BPO or BPY. In evaluating the comparable companies, Morgan Stanley made judgments and assumptions with regard to industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond the control of BPO or BPY, such as the impact of competition on the businesses of BPO or BPY and the industry generally, industry growth and the absence of any adverse material change in the financial condition and prospects of BPO or BPY or the industry or in the financial markets in general. Mathematical analysis (such as determining the mean or median) is not in itself a meaningful method of using comparable company data.

        No company or transaction utilized in the precedent transactions analysis is identical to BPO or the transaction. In evaluating the precedent transactions, Morgan Stanley made judgments and assumptions with regard to industry performance, general business, market and financial conditions and other matters, which are beyond the control of BPO, such as the impact of competition on the business of BPO or the industry generally, industry growth and the absence of any adverse material change in the financial condition of BPO or the industry or in the financial markets in general, which could affect the public trading value of the companies and the aggregate value and equity value of the transactions to which they are being compared. Morgan Stanley considered a number of factors in analyzing the Offered Consideration. The fact that points in the range of implied present value per share of BPO derived from the valuation of precedent transactions were less than or greater than the Offered Consideration is not necessarily dispositive in connection with Morgan Stanley's analysis of the Offered Consideration, but one of many factors Morgan Stanley considered.

        The Offered Consideration was determined through negotiations between the Independent Committee and BPY and was approved by the Independent Committee. Morgan Stanley provided advice to the Independent Committee during these negotiations. Morgan Stanley did not, however, recommend any specific consideration to the Independent Committee or that any specific consideration constituted the only appropriate consideration for the Offer.

        Morgan Stanley's opinion and its presentation to the Independent Committee was one of many factors taken into consideration by the Independent Committee in deciding to recommend the Offer. Consequently, the analyses as described above should not be viewed as determinative of the opinion of the Independent Committee with respect to the Offered Consideration or of whether the Independent Committee would have been willing to recommend different consideration.

        Morgan Stanley's opinion was approved by a committee of Morgan Stanley investment banking and other professionals in accordance with its customary practice.

        Morgan Stanley is a global financial services firm engaged in the securities, investment management and individual wealth management businesses. Its securities business is engaged in securities underwriting, trading and brokerage activities, foreign exchange, commodities and derivatives trading, prime brokerage, as well as providing investment banking, financing and financial advisory services. Morgan Stanley, its affiliates, directors and officers may at any time invest on a principal basis or manage funds that invest, hold long or short positions, finance positions, and may trade or otherwise structure and effect transactions, for their own account or the accounts of its customers, in debt or equity securities or loans of BPO, the Purchasers or any other company, or any currency or commodity, that may be involved in this transaction, or any related derivative instrument.

9.     Certain Unaudited Financial Projections

BPO Financial Projections

        BPO does not as a matter of course make public projections as to future sales, earnings or other results. However, in connection with the Offer, the management of BPO prepared the financial projections of BPO set forth below and provided such projections to Morgan Stanley in connection with its preparation of the Valuations and the Fairness Opinion. The accompanying financial projections were not prepared with a view toward public disclosure or with a view toward complying with the published guidelines of the SEC or the guidelines established by the American Institute of Certified Public Accountants with respect to prospective financial information, or IFRS, but, in the view of management of BPO, were prepared on a reasonable basis, reflect the best estimates and judgments available at the time they were prepared, and present, to the best of management's knowledge and belief, the expected course of action and the expected future financial performance of BPO. However, this information is not fact and should not be relied upon as being necessarily indicative of future results, and readers of this document are cautioned not to place undue reliance on the financial projections.

        Neither BPO's independent auditors, nor any other independent accountants, have compiled, examined or performed any procedures with respect to the financial projections contained herein, nor have they expressed any opinion or any other form of assurance on such information or its achievability, and assume no responsibility for, and disclaim any association with, the financial projections.

        In developing the financial projections, management of BPO made numerous assumptions with respect to BPO for the relevant forecast period (fiscal 2014 through fiscal 2018). The assumptions and estimates underlying the financial projections are inherently uncertain and, though considered reasonable by the management of BPO as of the date of their preparation, are subject to a wide variety of significant business, economic and competitive risks and uncertainties that could cause actual results to differ materially from those contained in the prospective financial information. See the risk factors under the heading "Company and Real Estate Industry Risks" in the Corporation's Annual Information Form dated March 31, 2014. Accordingly, there can be no assurance that the prospective results are indicative of the future performance of BPO or that actual results will not differ materially from those presented in the financial projections. Inclusion of the financial projections in the BPO Directors' Circular should not be regarded as a representation by any person that the results contained in the financial projections will be achieved.

        The financial projections do not take into account any circumstances or events occurring after the date they were prepared, and except as may be required in order to comply with applicable Law, none of BPO or, to BPO's knowledge, any of its representatives intends to update, or otherwise revise, the financial projections, or the specific portions presented herein, to reflect circumstances existing after the date when they were made or to reflect the occurrence of future events, even in the event that any or all of the assumptions are shown to be in error.

        Neither BPO nor any of its affiliates or representatives has made or makes any representation to any person regarding the ultimate performance of BPO compared to the information contained in the financial projections contained herein.

        The financial projections should be read together with BPO's published financial statements, the most recent of which being its audited financial statements for the year ended December 31, 2013 and MD&A for the year ended December 31, 2013, each of which is available on SEDAR and EDGAR as incorporated by reference herein, and other publicly available information.

($Millions, except per share amounts)	2014E	2015E	2016E	2017E	2018E
FFO & NET INCOME
Commercial property revenue	2,317	2,366	2,567	2,763	2,949
Operating expenses	(984)	(980)	(1,035)	(1,095)	(1,141)
Fee and termination income	55	45	44	46	44

Commercial net operating income	1,388	1,431	1,576	1,714	1,852
Interest and other income	29	27	30	30	29

Total net operating income	1,417	1,458	1,606	1,744	1,881
Expenses
Interest	(658)	(654)	(770)	(797)	(870)
General and administrative	(128)	(133)	(137)	(141)	(145)
Depreciation	(12)	(12)	(11)	(10)	(10)
Non-controlling interests and other	(20)	(22)	(44)	(43)	(49)

FFO	599	637	644	753	807
FFO per share	1.01	1.08	1.09	1.31	1.41

Net income	819	1,083	1,619	1,898	1,476
Net income per share	1.77	2.29	3.34	3.89	3.06

AFFO	305	324	367	524	601
AFFO per share	0.43	0.47	0.55	0.86	1.01

($Millions)	2014E	2015E	2016E	2017E	2018E
BALANCE SHEET
Assets
Commercial properties	26,308	28,030	30,681	33,217	34,229
Commercial developments	2,725	3,327	3,612	3,882	3,998
Cash and cash equivalents	200	200	117	110	209
Receivables and other assets	997	911	885	873	869

Total Assets	30,230	32,468	35,295	38,082	39,305

Liabilities & Equity
Commercial property debt	14,080	15,543	17,234	18,499	18,375
Accounts payable and other	1,420	1,417	1,424	1,443	1,457
Deferred tax liability	600	646	703	752	770
Capital securities	460	150	—	—	—
Non-controlling interest	626	1,002	1,053	1,091	1,129
Preferred shares	1,542	1,542	1,542	1,542	1,542
Common equity	11,502	12,168	13,339	14,755	16,032

Total Liabilities and Equity	30,230	32,468	35,295	38,082	39,305

($Millions)	2014E	2015E	2016E	2017E	2018E
CASH FLOWS
FFO	599	637	644	753	807
Adjust for non-cash revenue and non-controlling interest	(90)	(103)	(63)	(14)	27

Cash from Operations	509	534	581	739	834
Tenant improvement and leasing commissions	(300)	(442)	(275)	(217)	(138)
Capital expenditures — sustaining	(40)	(40)	(40)	(40)	(40)
Capital expenditures — growth	(236)	(153)	(118)	(40)	(32)
Dispositions	1,044	34	—	—	785
Partner contributions	142	515	—	1	317
Development, net of financing	(784)	(386)	(705)	(118)	(486)
Other	(51)	(54)	(23)	(48)	(74)

Investing activities	(225)	(526)	(1,161)	(462)	332
New financings	2,900	3,241	2,777	4,026	2,084
Maturities	(2,942)	(2,832)	(1,832)	(3,828)	(2,637)
Preferred dividends	(86)	(86)	(86)	(86)	(86)
Common dividends	(303)	(331)	(362)	(396)	(428)
Financing activities	(431)	(8)	497	(284)	(1,067)

Cash beginning of period	347	200	200	117	110

Cash end of period	200	200	117	110	209

BPY Financial Projections

  Base Case Financial Projections

        Brookfield Property Partners does not as a matter of course make public projections as to future sales, earnings, or other results. However, in connection with the Offer, the management of Brookfield Property Partners prepared the base case financial projections of Brookfield Property Partners (the "Base Case Financial Projections") set forth below in connection with Morgan Stanley's preparation of the Valuations. The Base Case Financial Projections were not prepared with a view toward public disclosure or with a view toward complying with the published guidelines of the SEC, the guidelines established by the American Institute of Certified Public Accountants with respect to prospective financial information, or IFRS, but, in the view of the management of Brookfield Property Partners, the Base Case Financial Projections were prepared on a reasonable basis, reflect the best estimates and judgments available at the time they were prepared, and present, to the best of management's knowledge and belief, the expected course of action and the expected future financial performance of Brookfield Property Partners. However, this information is not fact and should not be relied upon as being necessarily indicative of future results, and readers of this document are cautioned not to place undue reliance on the Base Case Financial Projections.

        In developing the Base Case Financial Projections, management of Brookfield Property Partners made numerous assumptions with respect to Brookfield Property Partners for the period from 2014 to 2015, including:

  •
  the acquisition of all of the outstanding BPO Common Shares by the end of the second quarter of 2014 at the Offer consideration per BPO Common Share of either one BPY Unit or $19.34 in cash (subject to pro-ration);

  •
  the sale of certain assets of BPO and Brookfield Property Partners in 2014 and 2015;

  •
  continued investments in the Brookfield Strategic Real Estate Partners series of funds and certain other future real estate funds;

  •
  BPO's distribution of all free cash flows to Brookfield Property Partners starting 2015; and

  •
  the repayment of the Acquisition Facility in full by 2015.

(US$ millions, on a proportionate basis)	2014 E	2015 E	2016 E	2017 E
PRO FORMA INCOME STATEMENT
Net operating income	$2,259	$2,679	$2,927	$3,254
Interest expense	(1,123)	(1,288)	(1,437)	(1,566)
General and administrative expense	(344)	(396)	(396)	(432)
Income tax	(12)	(17)	(24)	(18)
Other*	(85)	(107)	(120)	(116)

FFO	695	871	950	1,122
Fair value adjustment	1,201	1,577	2,159	1,478
Future income tax	(196)	(218)	(246)	(264)
Other	(107)	(57)	(119)	(112)

Net income	1,593	2,173	2,744	2,224
BPY units outstanding	627	714	714	714
FFO per unit	1.11	1.22	1.33	1.57

*
Other includes BPO preferred dividends, non-controlling interest in the subsidiary level, depreciation and fully diluted FFO from warrants of GGP.

(US$ millions, on a proportionate basis)	2014 E	2015 E	2016 E	2017 E
PRO FORMA CASH FLOW
FFO	$695	$871	$950	$1,122
Adjusted non-cash revenue and non-controlling interest	(5)	(16)	39	89

Cash FFO	690	855	989	1,211
Investment activities
Acquisitions	(6,830)	(1,136)	(3,064)	(3,056)
Dispositions	3,092	2,974	817	742
Loan payables	4	135	—	1
Development cost	(902)	(1,008)	(620)	(231)
Development financing	326	658	345	208
CapEx — Growth	—	—	—	(6)
CapEx — Sustaining	(279)	(250)	(213)	(136)
Tenant improvements & leasing commissions	(321)	(476)	(301)	(240)
Other	541	(6)	—	11

Total investing activities	(4,369)	891	(3,036)	(2,707)
Financing activities
New financings	5,018	2,918	5,495	7,600
Maturities	(3,234)	(3,466)	(1,907)	(4,606)
Debt amortization	(239)	(423)	(403)	(318)
Share issuance	3,224	(310)	(150)	—

Total financing activities	4,769	(1,281)	3,035	2,676
Other
Dividends/Distributions	(695)	(749)	(768)	(907)
Preferred dividends	(65)	(86)	(86)	(86)
Contributions	—	380	—	—
Working capital	(16)	(46)	46	(58)

Total other	(776)	(501)	(808)	(1,051)

Cash generated	314	(36)	180	129

Cash balance
Beginning of period	600	914	878	1,058
End of period	914	878	1,058	1,187

(US$ millions, on a proportionate basis)	2014 E	2015 E	2016 E	2017 E
PRO FORMA BALANCE SHEET
Assets
Commercial properties	$46,004	$48,557	$54,191	$59,515
Cash	914	878	1,058	1,187
Other assets	4,892	3,757	3,678	2,807

Total assets	51,810	53,192	58,927	63,509
Liabilities
Property debt	(23,438)	(24,376)	(27,603)	(29,448)
Corp debt	(1,819)	(360)	(678)	(1,733)
Capital securities	(1,733)	(1,423)	(1,273)	(1,273)
Accounts payable	(1,820)	(1,784)	(1,795)	(1,806)
Deferred tax liabilities	(1,274)	(1,439)	(1,651)	(1,882)
Other liabilities	(528)	(777)	(805)	(834)

Total liabilities	(30,612)	(30,159)	(33,805)	(36,976)
Non-controlling interest	2,506	2,883	2,958	3,011

Net asset value	18,692	20,150	22,164	23,522

  Adjusted Financial Projections

        After the Base Case Financial Projections were provided to Morgan Stanley, Morgan Stanley requested that Brookfield Property Partners prepare an alternative set of financial projections (the "Adjusted Financial Projections") based upon the following assumptions, which differ from the assumptions considered in the Base Case Financial Projections:

  •
  the increase in the Offer price to $20.34 per BPO Common Share;

  •
  Brookfield Property Partners would not make new investments in the Brookfield Strategic Real Estate Partners series of funds and certain other future real estate funds as contemplated by the Base Case Financial Projections; and

  •
  the inclusion of the Manhattan West development project in the BPO business plan (which was excluded from the Base Case Financial Projections).

        In addition, the Adjusted Financial Projections (i) did not reflect the sale of certain assets of BPO and Brookfield Property Partners in 2014 and 2015 and (ii) reflected an increase in the number of issued and outstanding BPO Common Shares (calculated on a fully-diluted basis) in the third quarter of 2013 as compared to the number of BPO Common Shares in the second quarter of 2013 reflected in the Base Case Financial Projections.

        The Adjusted Financial Projections were not prepared with a view toward public disclosure or with a view toward complying with the published guidelines of the SEC, the guidelines established by the American Institute of Certified Public Accountants with respect to prospective financial information, or IFRS. The Adjusted Financial Projections were prepared on the same basis as the Base Case Financial Projections, which, in the view of the management of Brookfield Property Partners, were prepared on a reasonable basis and reflect the best available estimates and judgments at the time they were prepared, but were adjusted to reflect the assumptions described immediately above. This information is not fact and should not be relied upon as being necessarily indicative of future results, and readers of this document are cautioned not to place undue reliance on the Adjusted Financial Projections.

        The Adjusted Financial Projections are set forth below.

(US$ millions, on a proportionate basis)	2014 E	2015 E	2016 E	2017 E
PRO FORMA INCOME STATEMENT
Net operating income	$2,179	$2,595	$2,800	$2,954
Interest expense	(1,065)	(1,227)	(1,336)	(1,347)
General and administrative expense	(346)	(409)	(406)	(433)
Income tax	(12)	(17)	(24)	(18)
Other*	(85)	(107)	(120)	(116)

FFO	671	835	914	1,040
Fair value adjustment	1,183	1,532	2,163	1,410
Future income tax	(196)	(218)	(246)	(264)
Other	(107)	(57)	(119)	(112)

Net income	1,551	2,092	2,712	2,074
BPY units outstanding	628	715	715	715
FFO per unit	1.07	1.17	1.28	1.45

*
Other includes BPO preferred dividends, non-controlling interest in the subsidiary level, depreciation and fully diluted FFO from warrants of GGP.

(US$ millions, on a proportionate basis)	2014 E	2015 E	2016 E	2017 E
PRO FORMA CASH FLOW
FFO	$671	$835	$914	$1,040
Adjusted non-cash revenue and non-controlling interest	(5)	(16)	39	89

Cash FFO	666	819	953	1,129
Investment activities
Acquisitions	(5,131)	—	(8)	—
Dispositions	1,971	1,474	817	742
Loan payables	4	135	—	1
Development cost	(1,133)	(1,332)	(1,437)	(1,230)
Development financing	358	804	524	1,068
CapEx — Growth	—	—	—	(6)
CapEx — Sustaining	(279)	(250)	(213)	(136)
Tenant improvements & leasing commissions	(321)	(476)	(301)	(240)
Other	234	(6)	—	11

Total investing activities	(4,297)	349	(618)	210
Financing activities
New financings	4,141	2,748	3,096	4,699
Maturities	(2,674)	(2,716)	(1,907)	(4,606)
Debt amortization	(239)	(423)	(403)	(318)
Share issuance	3,375	(310)	(150)	—

Total financing activities	4,603	(701)	636	(225)
Other
Dividends/Distributions	(895)	(750)	(752)	(841)
Preferred dividends	(65)	(86)	(86)	(86)
Contributions	102	380	—	—
Working capital	(16)	(46)	46	(58)

Total other	(874)	(502)	(792)	(985)

Cash generated	98	(35)	179	129

Cash balance
Beginning of period	517	615	580	759
End of period	615	580	759	888

(US$ millions, on a proportionate basis)	2014 E	2015 E	2016 E	2017 E
PRO FORMA BALANCE SHEET
Assets
Commercial properties	$45,652	$48,848	$52,246	$55,444
Cash	615	580	759	888
Other assets	4,892	3,757	3,678	2,807

Total assets	$51,159	$53,185	$56,683	$59,139
Liabilities
Property debt	$(22,833)	$(23,989)	$(25,077)	$(24,782)
Corp debt	(1,892)	(1,020)	(1,079)	(1,372)
Capital securities	(1,733)	(1,423)	(1,273)	(1,273)
Accounts payable	(1,820)	(1,784)	(1,795)	(1,806)
Deferred tax liabilities	(1,274)	(1,439)	(1,651)	(1,882)
Other liabilities	(303)	(327)	(355)	(384)

Total liabilities	$(29,855)	$(29,982)	$(31,230)	$(31,499)
Non-controlling interest	2,400	2,778	2,852	2,906

Net asset value	$18,904	$20,425	$22,601	$24,734

        Important Information about the Base Case Financial Projections and Adjusted Financial Projections

        Neither Brookfield Property Partners' independent auditors, nor any other independent accountants, have compiled, examined, or performed any procedures with respect to the Base Case Financial Projections or the Adjusted Financial Projections nor have they expressed any opinion or any other form of assurance on such information or its achievability, and assume no responsibility for, and disclaim any association with, the Base Case Financial Projections and the Adjusted Financial Projections.

        The assumptions and estimates underlying the financial projections set forth above are inherently uncertain and are subject to a wide variety of significant business, economic, and competitive risks and uncertainties that could cause actual results to differ materially from those contained in the prospective financial information, including, among others, risks and uncertainties. See the "Risk Factors" section of this Circular and the Purchasers' Circular. Accordingly, there can be no assurance that the prospective results are indicative of the future performance of Brookfield Property Partners or that actual results will not differ materially from those presented in the financial projections. In addition, because the financial projections cover multiple years, such information by its nature becomes less reliable with each successive year. Inclusion of such financial projections in this document should not be regarded as a representation by any person that the results contained in the financial projections will be achieved.

        The financial projections do not take into account any circumstances or events occurring after the date they were prepared, and, except as may be required in order to comply with applicable Law, none of Brookfield Property Partners, the BPY Filing Persons, or any of their respective representatives intends to update, or otherwise revise, the financial projections, or the specific portions presented, to reflect circumstances existing after the date when they were made or to reflect the occurrence of future events, even in the event that any or all of the assumptions are shown to be in error.

        Neither the Purchasers nor any of their respective affiliates or representatives has made or makes any representation to any person regarding the ultimate performance of Brookfield Property Partners or BPO compared to the information contained in the projections, and to the Purchasers' knowledge, none of them intends to update or otherwise revise the projections to reflect circumstances existing after the date when made or to reflect the occurrence of future events, even in the event that any or all of the assumptions underlying the projections are shown to be in error.

        These financial projections should be read together with the consolidated financial statements of Brookfield Property Partners in the BPY 20-F incorporated by reference herein.

10.   Prior Valuations

        To the knowledge of BPO and its directors and senior officers, after reasonable enquiry, other than the Preliminary Presentation, the Valuations and the Fairness Opinion, there have been no prior valuations (as defined in MI 61-101) prepared in respect of BPO, the BPO Common Shares or any material assets of BPO during the 24 months preceding the date of the Offer.

11.   Dissenters' Rights; Rule 13e-3

Dissenters' Rights

        Under the Plan of Arrangement, each BPO Common Shareholder will have the right to exercise dissenters' rights for payment of fair value of their BPO Common Shares.

        The following summarizes provisions of the CBCA regarding dissenters' rights that would be applicable in connection with the Arrangement. This discussion is not a complete statement of law pertaining to dissenters' rights under Canadian law.

Arrangement

        Shareholders have the right to dissent in respect of the Arrangement and demand payment of the fair value of their BPO Common Shares. The exercise of such right of dissent, if certain procedures are complied with by the BPO Common Shareholder, could lead to a judicial determination of fair value required to be paid to such Dissenting Shareholder for its BPO Common Shares. The fair value so determined could be more or less than the amount paid per BPO Common Share pursuant to such transaction or pursuant to the Offer. The exact terms and procedures of the rights of dissent available to BPO Common Shareholders are more fully described in this Circular. See "Rights of Dissenting BPO Common Shareholders".

Rule 13e-3

        Because the Purchasers own BPO Common Shares and BPO Class A Preferred Shares representing an aggregate voting interest of approximately 92.6% in BPO, they are "affiliates" of BPO and therefore the Arrangement contemplated in this circular, together with the Offer, constitutes a "going private" transaction under Rule 13e-3 under the Exchange Act. Rule 13e-3 under the Exchange Act requires, among other things, that certain financial information concerning BPO and certain information relating to the fairness of the Arrangement to unaffiliated Shareholders be filed with the SEC and disclosed to Shareholders prior to consummation of the Offer and such transaction. The Purchasers have provided or incorporated by reference such information in this document and a Transaction Statement on Schedule 13E-3 and the respective exhibits thereto filed with the SEC. If permitted by applicable Laws, subsequent to the completion of the Arrangement, the Purchasers intend to apply to the NYSE and the TSX to de-list the BPO Common Shares from trading and to cause BPO to terminate its public reporting obligations under U.S. securities laws.

 DESCRIPTION OF THE ARRANGEMENT

        Pursuant to the Offer, the Purchasers acquired 220,030,944 BPO Common Shares that they did not already own, bringing their ownership of BPO Common Shares to an aggregate of 469,393,505 BPO Common Shares, or 92.5% of the outstanding BPO Common Shares. The principal purpose of the BPO Meeting is for Voting Shareholders and BPO Convertible Preferred Shareholders to consider the proposed acquisition by the Purchasers pursuant to the Arrangement of the remaining BPO Common Shares for consideration per BPO Common Shares of one BPY Unit or $20.34 cash, subject to a limit on the number of units and the amount of cash. Canadian Shareholders can elect to receive, in lieu of BPY Units, Exchange LP Units.

        Canadian Shareholders can also elect to have each of their BPO Common Shares purchased for cancellation by BPO in exchange for one Exchange LP Unit or $20.34 in cash. The Exchange LP Units will be issued by Exchange LP and will be exchangeable at any time on a one-for-one basis, at the option of the holder, for BPY Units, subject to their terms and applicable Law. An Exchange LP Unit will provide a holder thereof with economic terms that are substantially equivalent to those of a BPY Unit.

        The Arrangement will also provide for (a) the redemption of the BPO Class A Preferred Shares not owned by Brookfield Property Partners and its subsidiaries for cash and (b) two choices for holders of BPO Convertible Preferred Shares.

        The Arrangement is being implemented pursuant to the Plan of Arrangement. The following description is qualified in its entirety by reference to the full text of the Plan of Arrangement, which is attached as Appendix D to this Circular.

Arrangement Steps

Acquisition of BPO Common Shares

        Commencing at the Initial Effective Time, the following shall occur and shall be deemed to occur in the following order without any further act or formality:

  •
  each outstanding BPO Common Share held by a Dissenting Shareholder shall be deemed to be transferred by the holder thereof to BOP Split free and clear of all liens, claims and encumbrances, and each Dissenting Shareholder shall cease to have any rights as a Shareholder other than the right to be paid the fair value of their BPO Common Shares by BOP Split in accordance with Article 4 of the Plan of Arrangement, and the name of such holder shall be removed from the register of holders of BPO Common Shares, and BOP Split shall be recorded as the registered holder of the BPO Common Share so transferred and shall be deemed to be the legal and beneficial owner thereof, free and clear of any liens, claims or encumbrances; and

  •
  each outstanding BPO Common Share held by a BPO Common Shareholder other than a Dissenting Shareholder or a Purchaser or one of its subsidiaries shall be and be deemed to be transferred by the holder thereof to the Applicable Purchaser in exchange for (i) $20.34 in cash or (ii) the Unit Consideration (in each case as elected or deemed to be elected pursuant to Section 3.2 of the Plan of Arrangement and subject, in each case, to pro-ration in accordance with Section 3.3 of the Plan of Arrangement) and the name of such holder shall be removed from the register of holders of BPO Common Shares, and the Applicable Purchaser shall be recorded as the registered holder of the BPO Common Share so transferred and shall be deemed to be the legal and beneficial owner thereof, free and clear of any liens, claims or encumbrances.

Redemption of BPO Class A Preferred Shares

        Immediately after the acquisition of BPO Common Shares under the Arrangement, each outstanding BPO Class A Preferred Share other than a BPO Class A Preferred Share held by a Purchaser or one of its subsidiaries shall be redeemed by BPO, without any further act or formality on its part, in exchange for the consideration provided for in section 1.3 of the class provisions for the BPO Class A Preferred Shares contained in the articles of incorporation of BPO and the name of the holder of such BPO Class A Preferred Share shall be removed from the register of holders of BPO Class A Preferred Shares.

BPO Convertible Preferred Share Transactions

        Commencing at the Effective Time, the following events or transactions shall occur and shall be deemed to occur in the following sequence without any further act or formality:

  •
  provided that at least 80,000 BOP Split Class A, Series 1 Shares are elected or are deemed to be elected, each BPO Preferred Share, Series G in respect of which its holder has made an election pursuant to Section 3.2(f) of the Plan of Arrangement or, if applicable, is deemed to have made an election pursuant to Section 3.2(l) of the Plan of Arrangement shall be, subject to Section 3.3(b) of the Plan of Arrangement, transferred by the holder thereof to BOP Split Amalco in accordance with the election of such holder pursuant to Section 3.2(f) of the Plan of Arrangement and in exchange for one (1) BOP Split Class A, Series 1 Share and the name of such holder shall be removed from the register of holders of BPO Preferred Shares, Series G and added to the register of holders of BOP Split Class A, Series 1 Shares, and BOP Split Amalco shall be recorded as the registered holder of the BPO Preferred Share, Series G so exchanged and shall be deemed to be the legal and beneficial owner thereof, free and clear of any liens, claims or encumbrances;

  •
  provided that at least 80,000 BOP Split Class A, Series 2 Shares are elected or are deemed to be elected, each BPO Preferred Share, Series H in respect of which its holder has made an election pursuant to Section 3.2(g) of the Plan of Arrangement or, if applicable, is deemed to have made an election pursuant to Section 3.2(m) of the Plan of Arrangement shall be, subject to Section 3.3(c) of the Plan of Arrangement, transferred by the holder thereof to BOP Split Amalco in accordance with the election of such holder pursuant to Section 3.2(g) of the Plan of Arrangement and in exchange for one (1) BOP Split Class A, Series 2 Share and the name of such holder shall be removed from the register of holders of BPO Preferred Shares, Series H and added to the register of holders of BOP Split Class A, Series 2 Shares, and BOP Split Amalco shall be recorded as the registered holder of the BPO Preferred Share, Series H so exchanged and shall be deemed to be the legal and beneficial owner thereof, free and clear of any liens, claims or encumbrances;

  •
  provided that at least 80,000 BOP Split Class A, Series 3 Shares are elected or are deemed to be elected, each BPO Preferred Share, Series J in respect of which its holder has made an election pursuant to Section 3.2(h) of the Plan of Arrangement or, if applicable, is deemed to have made an election pursuant to Section 3.2(n) of the Plan of Arrangement shall be, subject to Section 3.3(d) of the Plan of Arrangement, transferred by the holder thereof to BOP Split Amalco in accordance with the election of such holder pursuant to Section 3.2(h) of the Plan of Arrangement and in exchange for one (1) BOP Split Class A, Series 3 Share and the name of such holder shall be removed from the register of holders of BPO Preferred Shares, Series J and added to the register of holders of BOP Split Class A, Series 3 Shares, and BOP Split Amalco shall be recorded as the registered holder of the BPO Preferred Share, Series J so exchanged and shall be deemed to be the legal and beneficial owner thereof, free and clear of any liens, claims or encumbrances;

  •
  provided that at least 80,000 BOP Split Class A, Series 4 Shares are elected or are deemed to be elected, each BPO Preferred Share, Series K in respect of which its holder has made an election pursuant to Section 3.2(i) of the Plan of Arrangement or, if applicable, is deemed to have made an election pursuant to Section 3.2(o) of the Plan of Arrangement shall be, subject to Section 3.3(e) of the Plan of Arrangement, transferred by the holder thereof to BOP Split Amalco in accordance with the election of such holder pursuant to Section 3.2(i) of the Plan of Arrangement and in exchange for one (1) BOP Split Class A, Series 4 Share and the name of such holder shall be removed from the register of holders of BPO Preferred Shares, Series K and added to the register of holders of BOP Split Class A, Series 4 Shares, and BOP Split Amalco shall be recorded as the registered holder of the BPO Preferred Share, Series K so exchanged and shall be deemed to be the legal and beneficial owner thereof, free and clear of any liens, claims or encumbrances;

  •
  any BPO Convertible Preferred Shares not transferred to BOP Split Amalco pursuant to the foregoing shall remain outstanding as BPO Convertible Preferred Shares; and

  •
  the share conditions for each series of BPO Convertible Preferred Shares shall be modified in order to provide for the BPO Convertible Preferred Shares to be convertible into BPY Units rather than BPO Common Shares, all as set forth in Schedule B to the Plan of Arrangement.

        If a holder of BPO Convertible Preferred Shares does not make an election, such holder will be deemed to elect to exchange their BPO Convertible Preferred Shares for BOP Split Senior Preferred Shares. Since there is a maximum 1,000,000 of BOP Split Senior Preferred Shares to be issued per series, holders of outstanding BPO Convertible Preferred Shares who elect or are deemed to elect to exchange their BPO Convertible Preferred Shares may be left with a combination of BPO Convertible Preferred Shares and BOP Split Senior Preferred Shares.

        For more information on the choices available to holders of BPO Convertible Preferred Shares in connection with the Arrangement, see "Treatment of BPO Convertible Preferred Shares".

Ancillary Transactions

        Commencing immediately after the conclusion of the steps described under "— Acquisition of BPO Common Shares" and immediately prior to the steps described under "— BPO Convertible Preferred Share Transactions" the following shall occur:

  •
  subsidiaries of BPO will transfer, directly and indirectly, units representing an aggregate 40.5% interest in Brookfield Canada Office Properties ("BOX"), a publicly-traded REIT listed on the TSX and the NYSE, to an indirect subsidiary of Brookfield Property Partners, in exchange for debt and equity of the indirect subsidiary of Brookfield Property Partners representing the fair market value equal to the aggregate 40.5% interest in BOX (the "BOX Transfer"); and

  •
  Brookfield Property Split Holdings Corp., BOP 1BOX Ltd., BOP 2BOX Ltd. and BOP Split, each of which is an indirect subsidiary of Brookfield Property Partners, will amalgamate under the BCBCA (the "BOP Split Amalgamation"), creating BOP Split Amalco.

Summary of Arrangement Agreement

        On April 24, 2014, BPO and the Purchasers entered into the Arrangement Agreement pursuant to which, among other things and subject to the conditions set forth therein, the Purchasers agreed to pursue the Arrangement. The following is a summary only of the material provisions of the Arrangement Agreement and does not purport to be complete and may not contain all of the information about the Arrangement Agreement that is important to a particular shareholder in connection with the Arrangement. This summary is qualified in its entirety by reference to the full text of the Arrangement Agreement, which is available in English on SEDAR at www.sedar.com and on the SEC website at www.sec.gov.

        The Arrangement Agreement contains certain covenants, representations and warranties of and from each of the Purchasers and BPO and various conditions precedent. BPO has agreed to take all reasonable actions consistent with the Arrangement Agreement to give effect to the Arrangement. In this regard, BPO has agreed to prepare and mail the Circular, which contains the unanimous recommendation of the BPO Board that BPO Common Shareholders vote in favour of the Arrangement Resolution. The Arrangement Agreement may be terminated by mutual written agreement of BPO and the Purchasers or if any of the conditions precedent to the Arrangement are not satisfied or waived on or before September 30, 2014.

        BPO and the Purchasers have agreed under the Arrangement Agreement that their obligations to complete the Arrangement are subject to the fulfillment of the following conditions precedent on or before the Effective Time, each of which may be waived by the Purchasers or BPO in writing at any time: (a) the Arrangement Resolution shall have been approved at the BPO Meeting by the Voting Shareholders and the BPO Convertible Preferred Shareholders, voting together, required pursuant to the interim order of the Court pursuant to section 192(3) of the CBCA (the "Interim Order"); (b) there shall not be in force any order or decree of a court or other tribunal of competent jurisdiction restraining or enjoining the consummation of the Arrangement; (c) all consents, orders, regulations and approvals, including regulatory and judicial approvals and orders, required or necessary for the completion of the Arrangement shall have been obtained or received from the persons, authorities or bodies having jurisdiction in the circumstances, and none of such consents, orders, regulations or approvals shall contain terms or conditions that are unsatisfactory or unacceptable to the Purchasers or BPO, each acting reasonably; (d) the Interim Order shall have been granted in form and substance satisfactory to the Purchasers and BPO, each acting reasonably; (e) the final order of the Court pursuant to section 192(3) of the CBCA (the "Final Order") shall have been granted in form and substance satisfactory to the Purchasers and BPO, each acting reasonably, and shall not have been set aside or modified in a manner unacceptable to such parties on appeal or otherwise; and (f) the securities to be issued under the Arrangement shall be exempt from the registration requirements of the U.S. Securities Act in accordance with Section 3(a)(10) thereof.

        Such conditions will be conclusively deemed to have been satisfied, waived or released upon the completion of the Arrangement.

Procedure for the Arrangement Becoming Effective

        The Arrangement is proposed to be carried out pursuant to section 192 of the CBCA. The following procedural steps must be taken for the Arrangement to become effective:

  (a)
  the Arrangement Resolution must be approved by Voting Shareholders and the BPO Convertible Preferred Shareholders, voting together, present at the BPO Meeting either in person or represented by proxy in the manner required pursuant to the Interim Order (set out below);

  (b)
  the Arrangement must be approved by the Court pursuant to the Final Order;

  (c)
  all conditions precedent to the Arrangement set forth in the Arrangement Agreement must be satisfied or waived by the appropriate party; and

  (d)
  the Final Order and related documents, in the form prescribed by the CBCA, must be filed with the CBCA Director.

Required Shareholder Approval for the Arrangement

        At the BPO Meeting scheduled to take place on June 3, 2014, Voting Shareholders and BPO Convertible Preferred Shareholders will be asked to vote together to approve the Arrangement Resolution, the full text of which is set forth in Appendix B to this Circular. Pursuant to the Interim Order, the requisite approval for the Arrangement Resolution will require the affirmative vote of (A) two-thirds of the votes cast on the Arrangement Resolution by the Voting Shareholders and the BPO Convertible Preferred Shareholders, voting together, represented in person or by proxy at the BPO meeting (the "Standard Approval Threshold"); and (B) a simple majority of the votes cast by BPO Common Shareholders represented in person or by proxy at the BPO meeting, excluding the votes that are required to be excluded for the purposes of "minority approval" under Multilateral Instrument 61-101 — Protection of Minority Security Holders in Special Transactions (the "Majority of the Minority Approval Threshold"), together with the Standard Approval Threshold, the "Shareholder Approval").

        Notwithstanding the approval by Voting Shareholders and BPO Convertible Preferred Shareholders of the Arrangement Resolution or the Final Order having been obtained, each of BPO and the Purchasers reserves the right not to proceed with, or otherwise give effect to, the Arrangement without further notice to or authorization on the part of the Voting Shareholders and BPO Convertible Preferred Shareholders, at any time prior to the Arrangement becoming effective pursuant to the provisions of the CBCA, in accordance with and subject to the terms of the Arrangement Agreement, the Interim Order and the Plan of Arrangement. See Appendix B to this Circular for the full text of the Arrangement Resolution.

        Unless otherwise instructed, the management representatives designated in the enclosed form of proxy, if named as proxy, intend to vote FOR the Arrangement Resolution. As a result of the completion of the Offer, the Purchasers hold 92.5% of the issued and outstanding BPO Common Shares. All of the BPO Common Shares held by the Purchasers may be counted towards the Standard Approval Threshold, and therefore the Standard Approval Threshold will be reached.

        Of the 507,376,466 BPO Common Shares outstanding, 258,172,665 BPO Common Shares can be voted in respect of the Majority of the Minority Threshold. As the Purchasers may vote the 220,030,944 BPO Common Shares acquired under the Offer for purposes of reaching the Majority of the Minority Approval Threshold, representing 85% of the minority shares, the Majority of the Minority Approval Threshold will be reached and the Shareholder Approval of the Arrangement Resolution is therefore assured.

Court Approval and Completion of the Arrangement

Interim Order

        On May 5, 2014, BPO obtained the Interim Order, which provides for the calling and holding of the BPO Meeting, the dissent rights for Registered BPO Common Shareholders and other procedural matters. A copy of the Interim Order is attached as Appendix D to this Circular.

Final Order

        As required under the CBCA, the Arrangement requires court approval. Subject to the terms of the Arrangement Agreement, and if Shareholder Approval is obtained, BPO will apply to the Court for the Final Order.

        The application for the Final Order is scheduled to take place on June 6, 2014 at 10:00 a.m. (Eastern time) or as soon thereafter as counsel may be heard, at 330 University Avenue, Toronto, Ontario, Canada, M5G 1R7. Any Voting Shareholder, BPO Convertible Preferred Shareholder or holder of Options may participate, be represented and present evidence or arguments at the hearing for the Final Order, subject to filing a notice to appear (the "Notice of Appearance") with the Court and serving it upon BPO along with any evidence or materials that such party intends to present to the Court on or before noon (Eastern time) on June 4, 2014, all in compliance with the notice of application for the Final Order (the "Notice of Application") and the Interim Order. Service of such notice will be effected by service upon the solicitors for BPO: Davies Ward Phillips & Vineberg LLP, 155 Wellington Street West, Toronto, Canada ON M5V 3J7, Attention: James W. E. Doris.

        At the hearing of the application for the Final Order, the Court will consider, among other things, the fairness and reasonableness of the Arrangement, both from a substantive and procedural point of view. The Court may approve the Arrangement, either as proposed or amended, in any manner the Court may direct, subject to compliance with any terms and conditions, if any, as the Court deems fit. Depending upon the nature of any required amendments, BPO and the Purchasers may determine not to proceed with the Arrangement. In the event that the hearing of the application for the Final Order is postponed, adjourned or rescheduled then, subject to further order of the Court, only those persons having previously served a Notice of Appearance in compliance with the Notice of Application and the Interim Order will be given notice of the postponement, adjournment or rescheduled date. A copy of the Notice of Application is attached as Appendix F to this Circular.

Articles of Arrangement

        Once the Final Order has been obtained, to give effect to the Plan of Arrangement, articles of arrangement of BPO in respect of the Arrangement (the "Articles of Arrangement") will be filed with the CBCA Director and a certificate of arrangement pursuant to section 192(7) of the CBCA (the "Certificate of Arrangement") will be issued. Pursuant to the terms of the Plan of Arrangement, the Arrangement will be effective on the date on which the Certificate of Arrangement is issued (the "Effective Date"), which is currently expected to be on or around June 6, 2014.

Timing

        If the BPO Meeting is held as scheduled and is not postponed or adjourned, and the other necessary conditions at that point in time are satisfied or waived, BPO will apply for the Final Order approving the Arrangement on June 6, 2014. If the Final Order is obtained in a form and substance satisfactory to BPO and the Purchasers, and all other conditions set forth in the Arrangement Agreement are satisfied or waived by the applicable party, BPO currently expects the Effective Date to occur on or around June 6, 2014. However, it is not possible at this time to determine with certainty when the Effective Date will occur.

Elections by BPO Common Shareholders

        Each BPO Common Shareholder may elect to receive for each BPO Common Share tendered by such BPO Common Shareholder, one BPY Unit or $20.34 in cash, subject, in each case, to pro-ration as set out below. The total number of BPY Units that may be issued under the Arrangement shall not exceed 38,814,826 (20.8% of the aggregate limited partnership units available) and the total amount of cash available under the Arrangement shall not exceed $388,690,066.88 (20.8% of the aggregate cash available), which equates to approximately 67% and 33%, respectively, of the total number of BPO Common Shares to be acquired under Arrangement. BPO Common Shareholders who do not make an election between BPY Units and cash will be deemed to have elected to receive BPY Units.

        Canadian Shareholders can elect to receive, in lieu of BPY Units, Exchange LP Units. Canadian Shareholders who do not make an election between BPY Units and Exchange LP Units will be deemed to have elected to receive BPY Units.

        Rather than receiving their consideration under the Arrangement from the Purchasers, Canadian Shareholders can also elect to have each of their BPO Common Shares purchased for cancellation by BPO in exchange for one Exchange LP Unit or $20.34 in cash (subject to pro-ration).

        Assuming that all BPO Common Shareholders elect to receive all cash or all BPY Units, each BPO Common Shareholder would be entitled to receive $6.71 in cash and 0.67 of a BPY Unit for each BPO Common Share (based on 527,315,290 BPO Common Shares issued and outstanding on a fully-diluted basis), subject to adjustment for fractional shares, as described herein. In light of the total amount of cash available under the Arrangement ($388,690,066.88) relative to the size of the Arrangement, and based on the elections made under the Offer, it is likely that BPO Common Shareholders who elect to receive a cash payment for their BPO Common Shares will receive less cash than elected due to pro-ration.

        The maximum amount of cash that may, in the aggregate, be paid to the BPO Common Shareholders pursuant to the Arrangement is equal to the Maximum Cash Consideration and the maximum number of BPY Units and Exchange LP Units that may, in the aggregate, be issued to the BPO Common Shareholders pursuant to the Arrangement is equal to the Maximum Unit Consideration. In the event that:

  (i)
  the aggregate amount of cash to be paid to BPO Common Shareholders in accordance with the elections or deemed elections of such BPO Common Shareholders pursuant to the Arrangement (the "Total Elected Cash Consideration") exceeds the Maximum Cash Consideration, then (A) the aggregate amount of cash to be paid to any BPO Common Shareholder shall be determined by multiplying the aggregate amount of cash that would otherwise be paid to such BPO Common Shareholder by the Cash Pro-Ration Factor; and (B) such holder shall receive and shall be deemed to have elected to receive Unit Consideration (calculated by valuing each BPY Unit or Exchange LP Unit at $20.34) for the remainder of their BPO Common Shares; and

  (ii)
  the aggregate number of BPY Units and Exchange LP Units that would otherwise be issued to BPO Common Shareholders in accordance with the elections or deemed elections of such BPO Common Shareholders pursuant to the Arrangement (the "Total Elected Unit Consideration") exceeds the Maximum Unit Consideration, then: (A) the aggregate number of BPY Units or Exchange LP Units, as applicable, to be issued to any BPO Common Shareholder, subject to rounding as described below, shall be determined by multiplying the aggregate number of BPY Units or Exchange LP Units, as applicable, that would otherwise be issued to such BPO Common Shareholder by the Unit Pro-Ration Factor; and (B) such holder shall receive and shall be deemed to have elected to receive $20.34 in cash per BPO Common Share for the remainder of their BPO Common Shares.

        In no event shall any fractional BPY Units or Exchange LP Units be issued under the Arrangement. Where the aggregate number of BPY Units or Exchange LP Units to be issued to a BPO Common Shareholder as consideration under the Arrangement would result in a fraction of a BPY Unit or Exchange LP Unit being issuable, then the number of BPY Units or Exchange LP Units to be issued to such BPO Common Shareholder will be rounded down to the closest whole number and, in lieu of the issuance of a fractional BPY Unit or Exchange LP Unit thereof, such BPO Common Shareholder will receive a cash payment in U.S. dollars

(rounded down to the nearest cent) determined on the basis of an amount equal to (i) $19.34 multiplied by (ii) the fractional unit amount.

        If the aggregate cash amount that a BPO Common Shareholder is entitled to receive pursuant to the Arrangement would otherwise include a fraction of $0.01, then the aggregate cash amount that such Shareholder shall be entitled to receive shall be rounded up to the nearest whole $0.01.

        The Letter of Transmittal or a manually executed facsimile thereof, properly completed and duly executed in accordance with the instructions set out therein, together with all other required documents, must be received by CST Trust Company at the office specified on the back page of the Letter of Transmittal, no later than 5:00 p.m. (Eastern daylight time) on May 30, 2014 or your election will not be received.

Treatment of BPO Preferred Shares

        Pursuant to the Arrangement, the BPO Class A Preferred Shares, other than BPO Class A Preferred Shares held by the Purchasers or one of their subsidiaries, will be redeemed by BPO for C$1.11111, plus any accrued and unpaid dividends. See "Description of the Arrangement — Arrangement Steps."

        For information on the treatment of the BPO Convertible Preferred Shares (the BPO Preferred Shares, Series G, H, J and K), see "Treatment of BPO Convertible Preferred Shares".

        Other than the BPO Class A Preferred Shares and the BPO Convertible Preferred Shares, there are no changes being made to the BPO Preferred Shares, which will not be affected by the Arrangement and will continue to be listed on the TSX.

Treatment of BPO Senior Notes

        As of December 31, 2013, BPO had $187 million principal amount of BPO 4.30% Notes outstanding and $140 million principal amount of BPO 4.00% Notes outstanding. The BPO Senior Notes will remain outstanding following the consummation of the Arrangement and will not be affected.

Entitlement to Dividends

        As the Effective Date will occur after the quarterly dividend record date for BPO Common Shares (May 30, 2014), holders of BPO Common Shares on the dividend record date will receive the regular second quarter dividend on the regularly scheduled payment date (June 30, 2014). All holders of BPO Common Shares will receive the second quarter dividend in cash, even if they are currently enrolled in the BPO DRIP. The BPO DRIP will be terminated prior to May 30, 2014, the record date for the quarterly dividend for BPO Common Shares. The initial distribution for the BPY Units and Exchange LP Units issued under the Arrangement will be payable at the end of Brookfield Property Partners' third quarter.

        The dividend record date for the BPO Convertible Preferred Shares will be May 30, 2014 to facilitate timing of the Arrangement. As the Effective Date will occur after the quarterly dividend record date for BPO Convertible Preferred Shares, holders of BPO Convertible Preferred Shares on that date will receive the regular second quarter dividend on the regularly scheduled payment date (June 30, 2014), notwithstanding completion of the Arrangement. The initial distribution for the BOP Split Senior Preferred Shares issued under the Arrangement will be payable at the end of BOP Split's third quarter as if the shares were issued on July 1, 2014.

TSX and NYSE Listings

        Subsequent to the completion of the Arrangement, the Purchasers intend to apply to the NYSE and the TSX to de-list the BPO Common Shares from trading. After the BPO Common Shares are de-listed from trading on the NYSE and the TSX, BPO is expected to remain a reporting issuer under Canadian Securities Laws for so long as the BPO Preferred Shares and the BPO Senior Notes remain outstanding.

        The TSX and the NYSE have conditionally approved the listing of the BPY Units to be issued to BPO Common Shareholders in connection with the Arrangement. These listings are subject to Brookfield Property Partners fulfilling all of the listing requirements of the TSX and the NYSE.

        An application has been made to the TSX to list the BOP Split Senior Preferred Shares to be issued to BPO Convertible Preferred Shareholders in connection with the Arrangement.

Certain Securities Laws Matters

MI 61-101

        The Arrangement is a "business combination" under MI 61-101 as the Arrangement will result in the interest of a Shareholder being terminated without the consent of the Shareholder.

        MI 61-101 provides that, unless exempted, a corporation proposing to carry out a business combination is required to prepare a valuation of the affected securities and any non-cash consideration being offered therefor and provide to the holders of the affected securities a summary of such valuation. The Purchasers are relying on available exemptions from the valuation requirements of MI 61-101 in connection with the Arrangement. An exemption is available under MI 61- 101 for certain business combinations completed within 120 days after the expiry of a formal take-over bid provided that the consideration under such transaction is at least equal in value to and is in the same form as the consideration that tendering securityholders were entitled to receive in the take-over bid and provided that certain disclosure is provided in the take-over bid circular (which disclosure was provided in the Purchasers' Circular). As a result, the Valuations are being provided herein for informational purposes only and not as a requirement under MI 61-101.

        The Arrangement will require the approval of 66 2/3% of the votes cast by holders of the outstanding BPO Common Shares at a meeting duly called and held for the purpose of approving the Arrangement. MI 61-101 also requires that, in addition to any other required security holder approval, in order to complete a business combination, the approval of a simple majority of the votes cast by remaining ("minority") shareholders of each class of affected securities must be obtained unless an exemption is available or discretionary relief is granted by the Securities Regulatory Authorities.

        In relation to the Arrangement, the remaining Shareholders are (i) all Shareholders other than the Purchasers (other than in respect of BPO Common Shares acquired pursuant to the Offer as described below), (ii) any "interested party" (within the meaning of MI 61-101), a "related party" of an "interested party", unless the related party meets that description solely in its capacity as a director or senior officer of one or more persons that are neither "interested parties" nor "issuer insiders" (in each case within the meaning of MI 61-101) of BPO, and (iii) any "joint actor" (within the meaning of MI 61-101) with any of the foregoing persons. MI 61-101 also provides that the Purchasers may treat BPO Common Shares acquired under the Offer as "minority" shares and vote them, or consider them voted, in favour of such business combination if, among other things (a) the business combination is completed not later than 120 days after the Expiry Time, (b) the consideration per security in the business combination is at least equal in value to and in the same form as the consideration paid under the Offer, (c) certain disclosure is provided in the take-over bid circular (which disclosure was provided in the Purchasers' Circular) and (d) the Shareholder who tendered such BPO Common Shares to the Offer was not (i) a "joint actor" (within the meaning of MI 61-101) with the Purchasers in respect of the Offer, (ii) a direct or indirect party to any "connected transaction" (within the meaning of MI 61-101) to the Offer or (iii) entitled to receive, directly or indirectly, in connection with the Offer, a "collateral benefit" (within the meaning of MI 61-101) or consideration per BPO Common Share that is not identical in amount and form to the entitlement of the general body of holders in Canada of BPO Common Shares.

        The BOX Transfer may be considered a "related party transaction" between BPO and BPY. However, as the fair market value of the subject matter of the BOX Transfer is not more than 25% of the market capitalization of BPO, BPO is exempt from the "related party transaction" provisions of MI 61-101.

Exemptive Relief Relating to BOP Split

        BOP Split is expected to be a mutual fund corporation for Canadian tax purposes. However, BOP Split will not be considered a mutual fund under Canadian securities laws of most jurisdictions and has applied to certain Canadian securities regulators for exemptive relief to not be considered a mutual fund under Canadian securities laws in the remaining jurisdictions. Upon the granting of such exemptive relief, BOP Split will not be subject to the various policies and regulations that apply to mutual funds under such legislation.

        BOP Split is currently not a reporting issuer or the equivalent in any jurisdiction and is not listed on any stock exchange. As of the Effective Time, BOP Split will become a reporting issuer in the provinces of Canada in which BPO is currently a reporting issuer by virtue of the completion of the Arrangement. BOP Split has applied to Canadian Securities regulators for exemptive relief from certain Canadian continuous disclosure requirements.

        See "Treatment of BPO Convertible Preferred Shares — Exemptive Relief" for additional information.

Exemption from U.S. Registration

        The securities to be issued in connection with the Arrangement have not been, and will not be, registered under the U.S. Securities Act, and will be issued in reliance upon the exemption from registration provided by section 3(a)(10) of the U.S. Securities Act and exemptions from registration and qualification provided under the applicable state securities laws. Section 3(a)(10) of the U.S. Securities Act exempts from the registration requirements of the U.S. Securities Act securities issued in exchange for one or more bona fide outstanding securities where the terms and conditions of the issuance and exchange of the securities have been approved by a court of competent jurisdiction, after a hearing upon the fairness of the terms and conditions of the issuance and exchange at which all persons to whom the securities will be issued have the right to appear. The Court will conduct a hearing to determine the fairness of the terms and conditions of the Arrangement, including the proposed issuance of securities in exchange for the outstanding BPO Common Shares. The Final Order will, if granted, constitute a basis for the exemption from the registration requirements of the U.S. Securities Act with respect to the Share Consideration issued in connection with the Arrangement. Prior to the hearing of the Final Order, the Court will be informed of this effect of the Final Order.

Share Exchange Mechanics for BPO Common Shares and BPO Class A Preferred Shares

Exchange of Certificates

        At or promptly after the Effective Time, the Purchasers will deposit or cause to be deposited with the Depositary, for the benefit of the Affected Shareholders who will receive the Arrangement Consideration in connection with the Arrangement, (i) the cash representing the aggregate amount of consideration to which Affected Shareholders are entitled to receive pursuant to the Plan of Arrangement, (ii) certificates representing the BPY Units or Exchange LP Units that BPO Common Shareholders are entitled to receive pursuant to the Plan of Arrangement, and (iii) certificates representing the BOP Split Senior Preferred Shares that BPO Convertible Preferred Shareholders are entitled to receive pursuant to the Plan of Arrangement. Upon surrender to the Depositary for cancellation of a certificate that immediately prior to the Effective Time represented one or more BPO Common Shares, with such other documents and instruments as would have been required to effect the transfer of the BPO Common Shares under the CBCA and the by-laws of BPO, together with such other documents and instruments as the Depositary may reasonably require, the holder of such surrendered certificate will be entitled to receive in exchange therefor, and the Depositary will deliver to such holder (less any amounts withheld pursuant to the Income Tax Act (Canada) together with the regulations thereunder (the "Tax Act")), (i) a certificate representing that number (rounded down to the nearest whole number) of BPY Units or Exchange LP Units, as applicable, which such holder has the right to receive (together with any dividends or distributions with respect thereto), and (ii) if applicable, a cheque for the cash consideration that such holder has the right to receive, and the certificate so surrendered will forthwith be cancelled.

        In the event of a transfer of ownership of BPO Common Shares that was not registered in the transfer records of BPO, (i) a certificate representing the proper number of BPY Units or Exchange LP Units, as applicable, and (ii) if applicable, a cheque for the cash consideration, may be issued to the transferee if the certificate, which immediately prior to the Effective Time represented BPO Common Shares that were exchanged for the Arrangement Consideration, is presented to the Depositary, accompanied by all documents required to evidence and effect such transfer. Until surrendered, each certificate that immediately prior to the Effective Time represented one or more outstanding BPO Common Shares shall be deemed at all times after the Effective Time to represent only the right to receive upon such surrender (less any amounts withheld pursuant to the Tax Act), (i) a certificate representing that number (rounded down to the nearest whole number)

of BPY Units or Exchange LP Units, as applicable, which such holder has the right to receive (together with any dividends or distributions with respect thereto), (ii) if applicable, a cheque for the cash consideration that such holder has the right to receive, and the certificate so surrendered will forthwith be cancelled, and (iii) on the appropriate payment date, any distributions with a record date after the Effective Time theretofore paid or payable with respect to BPY Units or Exchange LP Units. See "— Payments with Respect to Unsurrendered Certificates" below.

Payments with Respect to Unsurrendered Certificates

        No other distributions declared or made after the Effective Time with respect to BPY Units or Exchange LP Units with a record date after the Effective Time shall be paid to the holder of any unsurrendered certificate that immediately prior to the Effective Time represented outstanding BPO Common Shares, unless and until the holder of such certificate shall surrender such certificate, as the case may be. Subject to applicable Laws and the Plan of Arrangement, at the time of such surrender of any such certificate there shall be paid to the holder of the certificates representing BPO Common Shares without interest, a cheque for the amount of distributions with a record date after the Effective Time theretofore paid with respect to the BPY Units or Exchange LP Units, as applicable, to which such holder is entitled pursuant to the Plan of Arrangement.

Fractional Units

        No certificates representing fractional BPY Units or Exchange LP Units shall be issued upon the surrender for exchange of certificates. In lieu of any such fractional units, each BPO Common Shareholder will receive a cash payment in U.S. dollars (rounded down to the nearest cent) determined on the basis of an amount equal to (i) $19.34 multiplied by (ii) the fractional unit amount.

Lost Certificates

        In the event any certificate, which immediately prior to the Effective Time represented one or more outstanding BPO Common Shares shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such certificate to be lost, stolen or destroyed, the Depositary will issue in exchange for such lost, stolen or destroyed certificate: (i) certificates representing BPY Units or Exchange LP Units, as applicable, (ii) if applicable, a cheque for the cash consideration that such holder has the right to receive, and (ii) a cheque for any distributions with respect to the BPY Units or Exchange LP Units, as applicable, deliverable in accordance with such holder's Letter of Transmittal. When authorizing such payment in exchange for any lost, stolen or destroyed certificate, the person to whom cash and/or certificates representing the Arrangement Consideration is to be issued shall, as a condition precedent to the issuance thereof, give a bond satisfactory to Brookfield Property Partners and the Depositary in such sum as Brookfield Property Partners and the Depositary may direct or otherwise indemnify the Purchasers and the Depositary in a manner satisfactory to Brookfield Property Partners and the Depositary against any claim that may be made against the Purchasers or the Depositary with respect to the certificate alleged to have been lost, stolen or destroyed.

Extinction of Rights

        Any certificate, which immediately prior to the Effective Time represented outstanding BPO Common Shares that were exchanged pursuant to the Plan of Arrangement, that is not deposited with all other instruments required by the Arrangement Agreement on or prior to the sixth anniversary of the Effective Date shall cease to represent a claim or interest of any kind or nature as a shareholder of Brookfield Property Partners or Exchange LP. On such date, the BPY Units and Exchange LP Units, as applicable, to which the former holder of the certificate referred to in the preceding sentence was ultimately entitled shall be deemed to have been surrendered for no consideration to the Applicable Purchaser, together with all entitlements to distributions and interest thereon held for such former registered shareholder.

Letters of Transmittal

        Registered Affected Shareholders have been sent a Letter of Transmittal that sets out the details to be followed by each Registered Affected Shareholder for delivering the share certificate(s) held by such Registered

Affected Shareholder to the Depositary. Different forms of Letters of Transmittal will be provided for holders of each of the BPO Common Shares (printed on GREEN paper), the BPO Convertible Preferred Shares (printed on YELLOW paper) and the BPO Class A Preferred Shares (printed on BLUE paper). Registered Affected Shareholders must carefully follow the instructions to complete their respective Letter of Transmittal and return it with the certificate(s) representing their BPO Common Shares, BPO Convertible Preferred Shares or BPO Class A Preferred Shares, as applicable, to the Depositary, at any of the offices set forth in such Letter of Transmittal.

        Registered BPO Convertible Preferred Shareholders should review "Treatment of BPO Convertible Preferred Shares — Letter of Transmittal" for more information on the actions they should take in connection with the Arrangement.

        Provided that a Registered Affected Shareholder has returned a properly completed and executed Letter of Transmittal and has presented and surrendered the share certificate(s) representing such Registered Affected Shareholder's BPO Common Shares or BPO Class A Preferred Shares, as applicable, to the Depositary, together with such other documents and instruments as the Depositary may reasonably require as set forth in the Letter of Transmittal, the Depositary will cause the Arrangement Consideration for each BPO Common Share and BPO Class A Preferred Share transferred pursuant to the Arrangement to be delivered in the form of certificates for BPY Units or Exchange LP Units, as applicable, and a cheque for the cash consideration that such holder has the right to receive as soon as practicable following the Effective Date.

        The Letters of Transmittal contain procedural information relating to the Arrangement and should be reviewed carefully.

        BPO Common Shares and BPO Class A Preferred Shares held by shareholders who do not deposit with the Depositary a properly completed and executed Letter of Transmittal or do not surrender the share certificate(s) representing such shareholder's BPO Common Shares or BPO Class A Preferred Shares in accordance with the Letter of Transmittal or do not otherwise comply with the requirements of the Letter of Transmittal and the instructions therein will not be entitled to receive the Arrangement Consideration until the shareholder deposits with the Depositary a properly completed and executed Letter of Transmittal and the certificate(s) representing such shareholder's BPO Common Shares or BPO Class A Preferred Shares, as applicable. See "Description of the Arrangement — Share Exchange Mechanics for BPO Common Shares and BPO Class A Preferred Shares — Extinction of Rights".

        The Letters of Transmittal will be made available on SEDAR at www.sedar.com and on BPO's website at www.brookfieldofficeproperties.com. Additional copies of the Letters of Transmittal are also available by contacting the Depositary. It is recommended that Affected Shareholders complete, sign and return their respective Letter of Transmittal with the accompanying share certificate(s) representing their BPO Common Shares or BPO Class A Preferred Shares, as applicable, to the Depositary as soon as possible.

        The use of the mail to transmit share certificates representing BPO Common Shares or BPO Class A Preferred Shares, as applicable, and the Letters of Transmittal will be at the risk of the Registered Affected Shareholders. BPO recommends that such share certificates and documents be delivered by hand to the Depositary and a receipt therefor be obtained or that registered mail be used.

        Non-Registered Affected Shareholders should contact the intermediary in whose name their BPO Common Shares or BPO Class A Preferred Shares are registered for instructions and assistance in depositing those shares.

 TREATMENT OF BPO CONVERTIBLE PREFERRED SHARES

        The BPO Convertible Preferred Shares (being the BPO Preferred Shares, Series G, H, J and K) are currently convertible at the option of BPO into BPO Common Shares and redeemable for cash. In addition, starting on September 30, 2015, December 31, 2015, December 31, 2014 and December 31, 2016, respectively, each of the four series of BPO Convertible Preferred Shares will be convertible at the option of the holders into BPO Common Shares. If a holder exercises its conversion right, BPO has the overriding right to exercise its redemption right and redeem the shares for cash. In connection with the acquisition of the remaining BPO Common Shares and delisting from the TSX and NYSE, holders of outstanding BPO Convertible Preferred Shares are being given the option to elect either:

  (a)
  to exchange their BPO Convertible Preferred Shares for BOP Split Senior Preferred Shares, subject to minimum listing requirements and a maximum of 1,000,000 BOP Split Senior Preferred Shares issued per series, pro-rated as set out in herein, or

  (b)
  to continue holding their BPO Convertible Preferred Shares, the conditions of which will be modified in order to provide for the BPO Convertible Preferred Shares to be exchangeable into BPY Units rather than convertible into BPO Common Shares.

        The BOP Split Senior Preferred Shares have been structured to provide a holder thereof with economic terms that are substantially equivalent to those of the BPO Convertible Preferred Shares. The four series of BOP Split Senior Preferred Shares will each have the same dividend and redemption rights as the corresponding series of BPO Convertible Preferred Shares. However, in lieu of being convertible into BPO Common Shares, the BOP Split Senior Preferred Shares will be retractable at any time by the holder. For further information on the BOP Split Senior Preferred Shares, see "— BOP Split Senior Preferred Shares".

        An investment in the BOP Split Senior Preferred Shares has risks. Please carefully consider the risks described under "Risk Factors — Risk Factors Specific to the BOP Split Senior Preferred Shares".

Elections

        Under the Arrangement, holders of outstanding BPO Convertible Preferred Shares are being given the option to elect either:

  (a)
  to exchange their BPO Convertible Preferred Shares for BOP Split Senior Preferred Shares, as follows:

Series of BPO Convertible Preferred Shares	Series of BOP Split Senior Preferred Shares

Class AAA Preference Share, Series G	BPO Split Senior Preferred Shares, Series 1

Class AAA Preference Share, Series H	BPO Split Senior Preferred Shares, Series 2

Class AAA Preference Share, Series J	BPO Split Senior Preferred Shares, Series 3

Class AAA Preference Share, Series K	BPO Split Senior Preferred Shares, Series 4

    subject to minimum listing requirements and a maximum of 1,000,000 BOP Split Senior Preferred Shares issued per series, pro-rated as set out in herein, or

  (b)
  to continue holding their BPO Convertible Preferred Shares, the conditions of which will be modified in order to provide for the BPO Convertible Preferred Shares to be exchangeable into BPY Units rather than convertible into BPO Common Shares.

        The minimum listing requirement is 80,000 BOP Split Senior Preferred Shares per series. If holders of less than 80,000 BPO Convertible Preferred Shares of a particular series elect or are deemed to have elected to exchange their BPO Convertible Preferred Shares for BOP Split Senior Preferred Shares, then none of the BPO Convertible Preferred Shares of that particular series will be exchanged for BOP Split Senior Preferred Shares and all of the BPO Convertible Preferred Shares of that particular series will continue to hold their BPO Convertible Preferred Shares.

        Please contact your tax and/or financial advisor for assistance on the choice you are being asked to make.

        If a holder of BPO Convertible Preferred Shares does not make an election, such holder will be deemed to elect to exchange their BPO Convertible Preferred Shares for BOP Split Senior Preferred Shares. Since there is a maximum 1,000,000 of BOP Split Senior Preferred Shares to be issued per series, holders of outstanding BPO Convertible Preferred Shares who elect or are deemed to elect to exchange their BPO Convertible Preferred Shares may be left with a combination of BPO Convertible Preferred Shares and BOP Split Senior Preferred Shares.

        In the event that the aggregate number per series of BOP Split Senior Preferred Shares that would otherwise be issued to holders of the applicable series of BPO Preferred Shares in accordance with the elections or deemed elections of such holders pursuant to the Arrangement (the "Total Elected BOP Split Senior Preferred Consideration") exceeds 1,000,000, then: the aggregate number per series of BOP Split Senior Preferred Shares to be issued to any holder of the applicable series of BPO Preferred Shares will be determined by: (i) multiplying the aggregate number of the applicable series of BOP Split Senior Preferred Shares that would otherwise be issued to such holder by a number, rounded to six decimal places, equal to 1,000,000 divided by the Total Elected BOP Split Senior Preferred Consideration; and (ii) if such number of BOP Split Senior Preferred Shares is not a whole number, rounding such number down to the closest whole number (such whole number of BOP Split Senior Preferred Shares after rounding, if necessary, the "Received BOP Split Senior Preferred Consideration"); and such holder will be deemed to have elected to transfer such number of BPO Preferred Shares equal to the Received BOP Split Senior Preferred Consideration and elected to retain the remaining applicable BPO Preferred Shares.

BOP Split

        BOP Split is an indirect subsidiary of Brookfield Property Partners. BOP Split was incorporated for the purpose of being an issuer of preferred shares and owning the Purchasers' additional investment in BPO Common Shares. BOP Split is currently not a reporting issuer or the equivalent in any jurisdiction and is not listed on any stock exchange. As of the Effective Time, BOP Split will become a reporting issuer in the provinces of Canada in which BPO is currently a reporting issuer by virtue of the completion of the Arrangement. BOP Split has applied to Canadian Securities regulators for exemptive relief from certain Canadian continuous disclosure requirements. For more information on BOP Split, including its authorized and outstanding share capital, see "Information Concerning the Purchasers — BOP Split".

BOP Split Senior Preferred Shares

        The BOP Split Senior Preferred Shares have been structured to provide a holder thereof with economic terms that are substantially equivalent to those of the BPO Convertible Preferred Shares.

        The following is a summary of some of the material terms of the BOP Split Senior Preferred Shares, as set out in share terms for each series of the BOP Split Senior Preferred Shares, and is qualified in its entirety by reference to the full share terms for each series of the BOP Split Senior Preferred Shares, which are appended as Schedule A to the Plan of Arrangement and will be available on SEDAR at www.sedar.com or on the SEC's website at www.sec.gov.

Class Provisions

        The directors of BOP Split may from time to time issue BOP Split Senior Preferred Shares in one or more series, each series to consist of such number of shares as will before issuance thereof be fixed by the directors who shall at the same time determine the designation, rights, privileges, restrictions and conditions attaching to that series of BOP Split Senior Preferred Shares. Each of the series of the BOP Split Senior Preferred Shares are subject to the provisions of the BOP Split Senior Preferred Shares.

  Priority

        The BOP Split Senior Preferred Shares rank senior to the BOP Split Common Shares and the BOP Split Junior Preferred Shares as to the payment of dividends and return of capital in the event of liquidation, dissolution or winding up of BPO. Pursuant to the BCBCA, each series of BOP Split Senior Preferred Shares participates rateably with every other series of BOP Split Senior Preferred Shares in respect of accumulated dividends and return of capital.

  Voting

        Subject to applicable corporate law, the holders of the BOP Split Senior Preferred Shares or of a series thereof are not entitled as holders of that class or series to receive notice of, to attend or to vote at any meeting of the shareholders of BOP Split. Notwithstanding the foregoing, votes may be granted to a series of BOP Split Senior Preferred Shares when dividends are in arrears on any one or more series, in accordance with the applicable series provisions.

  Approval

        The approval of the holders of the BOP Split Senior Preferred Shares of any matters to be approved by a separate vote of the holders of the BOP Split Senior Preferred Shares may be given by special resolution in accordance with the share conditions for the BOP Split Senior Preferred Shares.

Specific Provisions of the BOP Split Senior Preferred Shares Series 1, Series 2, Series 3 and Series 4

        The BOP Split Senior Preferred Shares have been structured to provide a holder thereof with economic terms that are substantially equivalent to those of the BPO Convertible Preferred Shares. The four series of BOP Split Senior Preferred Shares will each have the same dividend and redemption rights as the corresponding series of BPO Convertible Preferred Shares. However, in lieu of being convertible into BPO Common Shares, the BOP Split Senior Preferred Shares will be retractable at any time by the holder.

  Dividends

        The holders of each series of the BOP Split Senior Preferred Shares are each entitled to receive fixed cumulative preferential cash dividends, if, as and when declared by the board of directors of BOP Split in the following amounts, each of which is the same as the dividend payable on the corresponding series of BPO Convertible Preferred Shares:

  Series 1: $1.3125 per annum

  Series 2: C$1.4375 per annum

  Series 3: C$1.25 per annum

  Series 4: C$1.30 per annum

        Dividends on each series of the BOP Split Senior Preferred Shares accrue daily from the date of issue (less any tax required to be deducted and withheld by BOP Split) and are payable quarterly on the last day of March, June, September and December in each year. The first dividend paid on the BOP Split Senior Preferred Shares will be for the full quarter ended September 30, 2014. The first dividend on the BOP Split Senior Preferred Shares issued pursuant to the Arrangement will be calculated as if the BOP Split Senior Preferred Shares were issued on July 1, 2014, regardless of the date that such shares were actually issued.

  Redemption

        Subject to the terms of any shares of BOP Split ranking prior to the applicable series of BOP Split Senior Preferred Shares, to applicable law and to the provisions described under "Restrictions on Dividends and Retirement and Issue of Shares", BOP Split may, at its option, at any time redeem all, or from time to time any part, of the outstanding applicable series of BOP Split Senior Preferred Shares, by the payment of an amount in cash for each such share so redeemed in the following amounts, each of which is the same as the amount payable on the corresponding series of BPO Convertible Preferred Shares:

  Series 1: $25.33 if redeemed before June 30, 2014, and $25.00 thereafter;

  Series 2: C$25.33 if redeemed before December 31, 2014, and C$25.00 thereafter;

  Series 3: C$25.25 if redeemed before June 30, 2014, and C$25.00 thereafter;

  Series 4: C$25.67 if redeemed before December 31, 2014, C$25.33 if redeemed on or after December 31, 2014 but before December 31, 2015, and C$25.00 thereafter;

  plus, in each case, all accrued and unpaid dividends (for greater certainty excluding declared dividends with a record date prior to the date fixed for redemption) up to but excluding the date fixed for redemption (less any tax required to be deducted and withheld by BOP Split).

  Retraction

        Subject to the restrictions imposed by applicable law, each series of the BOP Split Senior Preferred Shares is retractable by the holder at any time for the following amounts:

  Series 1: $23.75 per share if redeemed before September 30, 2015 and $25.00 per share if redeemed thereafter;

  Series 2: C$23.75 per share if redeemed before December 31, 2015 and C$25.00 per share if redeemed thereafter;

  Series 3: C$23.75 per share if redeemed before December 31, 2014 and C$25.00 per share if redeemed thereafter;

  Series 4: C$23.75 per share if redeemed before December 31, 2016 and C$25.00 per share if redeemed thereafter;

  together with all accrued and unpaid dividends to the applicable retraction date. Retraction payments will be made on or before the last day of each month provided that the certificate(s) representing the BOP Split Senior Preferred Shares have been surrendered for retraction at least one business day before the last day of the preceding month.

  Purchase for Cancellation

        Subject to applicable law and the provisions described under "— Restrictions on Dividends and Retirement and Issue of Shares", BOP Split may at any time purchase for cancellation the whole or any part of a series of the BOP Split Senior Preferred Shares at the lowest price or prices at which in the opinion of the board of directors of BOP Split such shares are obtainable.

  Liquidation, Dissolution and Winding Up

        In the event of the liquidation, dissolution or winding up of BOP Split or any other distribution of assets of BOP Split among its shareholders for the purpose of winding up its affairs, the holders of each series of the BOP Split Senior Preferred Shares will be entitled to payment of an amount equal to C$25.00 per share (US$25.00 per share in the case of the BOP Split Senior Preferred Shares, Series 1), plus an amount equal to all accrued and unpaid dividends up to but excluding the date fixed for payment or distribution (less any tax required to be deducted and withheld by BOP Split), before any amount is paid or any assets of BOP Split are distributed to the holders of any shares ranking junior as to capital to such series of BOP Split Senior Preferred Shares. The holders of such shares will not be entitled to share in any further distribution of the assets of BOP Split.

  Restriction on Dividends and Retirement and Issue of Shares

        So long as any of the BOP Split Senior Preferred Shares are outstanding, BOP Split will not, without the approval of the holders of the applicable series of BOP Split Senior Preferred Shares:

  •
  declare, pay or set apart for payment any dividends (other than stock dividends payable in shares of BOP Split ranking as to capital and dividends junior to the applicable series of BOP Split Senior Preferred Shares) on shares of BOP Split ranking as to dividends junior to the applicable series of BOP Split Senior Preferred Shares;

  •
  except out of the net cash proceeds of a substantially concurrent issue of shares of BOP Split ranking as to return of capital and dividends junior to the applicable series of BOP Split Senior Preferred Shares, redeem or call for redemption, purchase or otherwise pay off, retire or make any return of capital in respect of any shares of BOP Split ranking as to capital junior to the applicable series of BOP Split Senior Preferred Shares;

  •
  redeem or call for redemption, purchase or otherwise retire for value or make any return of capital in respect of less than all of the applicable series of BOP Split Senior Preferred Shares then outstanding;

  •
  except pursuant to any purchase obligation, sinking fund, retraction privilege or mandatory redemption provisions attaching thereto, redeem or call for redemption, purchase or otherwise pay off, retire or make any return of capital in respect of any BOP Split Senior Preferred Shares, ranking as to the payment of dividends or return of capital on a parity with the applicable series of BOP Split Senior Preferred Shares; or

  •
  issue any additional BOP Split Senior Preferred Shares or any shares ranking as to dividends or return of capital prior to or on a parity with the applicable series of BOP Split Senior Preferred Shares, unless, in each such case, (i) all accrued and unpaid dividends up to and including the dividend payable for the last completed period for which dividends were payable on the applicable series of BOP Split Senior Preferred Shares and on all other shares of BOP Split ranking prior to or on a parity with the applicable series of BOP Split Senior Preferred Shares with respect to the payment of dividends have been declared, paid or set apart for payment; and (ii) BOP Split shall have redeemed all of the applicable series of BOP Split Senior Preferred Shares tendered for redemption as described in "Retraction" above.

  Amendment

        The provisions of the each series of BOP Split Senior Preferred Shares may be amended, but only with the prior approval of the holders of the applicable series of BOP Split Senior Preferred Shares by special resolution, given in accordance with the share provisions of the applicable series of BOP Split Senior Preferred Shares, in addition to any vote or authorization required by law.

BOP Split Senior Preferred Share Guarantee

        Each BOP Split Senior Preferred Share will be fully and unconditionally guaranteed, jointly and severally, by the Guarantors, including BPO, as to (i) the payment of dividends, as and when declared, on the BOP Split Senior Preferred Shares, (ii) the payment of amounts due on redemption of the BOP Split Senior Preferred Shares, and (iii) the payment of the amounts due on BOP Split Senior Preferred Shares on the liquidation, dissolution and winding-up of BOP Split (the "BOP Split Senior Preferred Share Guarantee"). The BOP Split Senior Preferred Share Guarantee will be subordinated to all of the respective senior and subordinated debt of the Guarantors that is not expressly stated to be pari passu with or subordinate to the BOP Split Senior Preferred Share Guarantee and will rank senior to the equity securities of the Guarantors.

        The rights, obligations and liabilities of a Guarantor, including BPO, pursuant to the BOP Split Senior Preferred Share Guarantee will terminate upon the conveyance, distribution, transfer or lease of all or substantially all of its properties, securities and assets to another Guarantor. A Guarantor may not otherwise convey, distribute, transfer or lease all or substantially all of its properties, securities and assets to another person, unless the person that acquires the properties, securities and assets of such Guarantor assumes such Guarantor's obligations under the BOP Split Senior Preferred Share Guarantee.

Listing

        An application has been made to the TSX to list the BOP Split Senior Preferred Shares to be issued to BPO Convertible Preferred Shareholders in connection with the Arrangement.

Tax Considerations

        Certain tax considerations for holders of BPO Convertible Preferred Shares are described under "Certain Canadian Federal Income Tax Considerations".

Exemptive Relief

        BOP Split is expected to be a mutual fund corporation for Canadian tax purposes. However, BOP Split will not be considered a mutual fund under Canadian securities laws of most jurisdictions and has applied to certain Canadian securities regulators for exemptive relief to not be considered a mutual fund under Canadian securities laws in the remaining jurisdictions. Upon the granting of such exemptive relief, BOP Split will not be subject to the various policies and regulations that apply to mutual funds under such legislation.

        BOP Split is currently not a reporting issuer or the equivalent in any jurisdiction and is not listed on any stock exchange. As of the Effective Time, BOP Split will become a reporting issuer in the provinces of Canada in which BPO is currently a reporting issuer by virtue of the completion of the Arrangement. BOP Split has applied to Canadian Securities regulators for exemptive relief from certain Canadian continuous disclosure requirements. Pursuant to a "passport application" for exemptive relief made by BOP Split in accordance with National Policy 11-203 — Process for Exemptive Relief Applications in Multiple Jurisdictions, BOP Split has applied to receive exemptive relief (the "Exemptive Relief") from or on behalf of each of the securities regulatory authorities in each of the provinces and territories of Canada, which Exemptive Relief, if granted, among other things, will permit BOP Split to rely on the exemption provided in section 13.4 of NI 51-102. Pursuant to section 13.4 of NI 51-102, if the Exemptive Relief is granted, BOP Split will not be required to file with Canadian securities regulatory authorities separate continuous disclosure information regarding BOP Split except for material change reports in the event there is a material change in respect of its affairs that is not also a material change in respect of the affairs of Brookfield Property Partners. The Exemptive Relief, if granted, will also provide BOP Split with exemptions from the disclosure requirements in Item 6 (Earnings Coverage Ratios), paragraphs 1 to 4 and 6 to 8 of Item 11.1(1) (Documents Incorporated by Reference) and Item 12 (Additional Disclosure for Issues of Guaranteed Securities) of Form 44-101F1 of National Instrument 44-101 — Short Form Prospectus Distributions.

Earnings Coverage Ratios

        Brookfield Property Partners' indirect dividend requirements on all of the BOP Split Senior Preferred Shares for the 12 months ended December 31, 2013 amounted to $6 million, after giving effect to the issuance of the BOP Split Class A, Series 1 Shares, the BOP Split Class A, Series 2 Shares, the BOP Split Class A, Series 3 Shares and the BOP Split Class A, Series 4 Shares, as if such issuances had occurred at the beginning of the period, and adjusted to a before tax equivalent using an effective tax rate of 22% (collectively, the "Dividend Adjustments").

        Brookfield Property Partners' borrowing cost requirements for the 12 months ended December 31, 2013 amounted to $1,164 million, after giving effect to the issuance of the BOP Split Class A, Series 1 Shares, the BOP Split Class A, Series 2 Shares, the BOP Split Class A, Series 3 Shares and the BOP Split Class A, Series 4 Shares, as if such events had occurred at the beginning of the period (collectively, the "Interest Adjustments").

        Brookfield Property Partners' income before interest and income taxes, but including the impact of depreciation and amortization, unrealized financial instrument losses, and other non-cash items, for the 12 months ended December 31, 2013 (which includes net income attributable to limited partners of Brookfield Property Partners, the BPY General Partner, Brookfield Asset Management (prior to the spin-off of Brookfield Property Partners) and the redeemable/exchangeable and special limited partner units of the Property Partnership held by Brookfield Asset Management) was $2,566 million, which is 2.2 times Brookfield Property Partners' aggregate borrowing cost and indirect dividend requirements on all of the BOP Split Senior Preferred Shares for the period after giving effect to the Dividend Adjustments and the Interest Adjustments.

Modification of Terms of BPO Convertible Preferred Shares

        Under the Arrangement, holders who do not exchange their BPO Convertible Preferred Shares for BOP Split Senior Preferred Shares will continue to hold BPO Convertible Preferred Shares and the share conditions of their BPO Convertible Preferred Shares will be modified in order to provide for the BPO Convertible Preferred Shares to be exchangeable into BPY Units rather than convertible into BPO Common Shares. In addition, Brookfield Property Partners will have an overriding call right that will allow it to acquire directly any BPO Convertible Preferred Shares sought to be exchanged. See Schedule B to the Plan of Arrangement, attached as Appendix D, for the full text of the modifications that are being made to the terms of the BPO Convertible Preferred Shares under the Arrangement.

Letter of Transmittal

        Registered BPO Convertible Preferred Shareholders have been sent a Letter of Transmittal (printed on YELLOW paper) that sets out the details to be followed by each holder. Registered BPO Convertible Preferred Shareholders must carefully follow the instructions to complete their Letter of Transmittal and return it along with the certificate(s) representing their BPO Convertible Preferred Shares, if applicable, to the Depositary, at any of the offices set forth in such Letter of Transmittal.

        Provided that a Registered BPO Convertible Preferred Shareholder has returned a properly completed and executed Letter of Transmittal and has presented and surrendered the share certificate(s) representing BPO Convertible Preferred Shares to the Depositary, if applicable, together with such other documents and instruments as the Depositary may reasonably require as set forth in the Letter of Transmittal, the Depositary will cause the Arrangement Consideration for each BPO Convertible Preferred Share transferred pursuant to the Arrangement to be delivered in the form of certificates for BOP Split Senior Preferred Shares that such holder has the right to receive as soon as practicable following the Effective Date.

        The Letters of Transmittal contain procedural information relating to the Arrangement and should be reviewed carefully.

        The Letters of Transmittal will be made available on SEDAR at www.sedar.com and on BPO's website at www.brookfieldofficeproperties.com. Additional copies of the Letters of Transmittal are also available by contacting the Depositary. It is recommended that Affected Shareholders complete, sign and return their respective Letter of Transmittal with the accompanying share certificate(s) representing their BPO Convertible Preferred Shares, depending on their elections, to the Depositary as soon as possible.

        The use of the mail to transmit share certificates representing BPO Convertible Preferred Shares and the Letters of Transmittal will be at the risk of the Registered Affected Shareholders. BPO recommends that such share certificates and documents be delivered by hand to the Depositary and a receipt therefor be obtained or that registered mail be used.

        Non-Registered Affected Shareholders should contact the intermediary in whose name their BPO Convertible Preferred Shares are registered for instructions and assistance in depositing those shares.

        The Depositary or your broker or other financial advisor can assist you in completing the Letter of Transmittal.

        The Letter of Transmittal or a manually executed facsimile thereof, properly completed and duly executed in accordance with the instructions set out therein, together with all other required documents, must be received by the Depositary at the office specified on the back page of the Letter of Transmittal, no later than 5:00 p.m. (Eastern daylight time) on May 30, 2014.

        If you are a beneficial shareholder, you should communicate as soon as possible with your broker or other nominee and follow their instructions. It is important that you act in their recommended time frame so as to provide enough time for your broker or other nominee to meet the May 30, 2014 deadline.

        If you do not complete and return the enclosed Letter of Transmittal, or provide instructions to your broker or other nominee, you will be deemed to have elected to exchange the maximum number of your BPO Preferred Shares for BOP Split Preferred Shares pursuant to the Arrangement.

        If you are in doubt as to how to make any of the elections described above, please contact your financial, legal, tax or other professional advisors.

Exchange of Certificates

        At or promptly after the Effective Time, BOP Split will deposit or cause to be deposited with the Depositary, for the benefit of the BPO Convertible Preferred Shareholders who will receive the Arrangement Consideration in connection with the Arrangement, certificates representing the BOP Split Senior Preferred Shares that BPO Convertible Preferred Shareholders are entitled to receive pursuant to the Plan of Arrangement. Upon surrender to the Depositary for cancellation of a certificate that immediately prior to the Effective Time represented one or more BPO Convertible Preferred Shares, with such other documents and instruments as would have been required to effect the transfer of the BPO Convertible Preferred Shares under the CBCA and the by-laws of BPO, as applicable, together with such other documents and instruments as the Depositary may reasonably require, the holder of such surrendered certificate will be entitled to receive in exchange therefor, and the Depositary will deliver to such holder (less any amounts withheld pursuant to the Tax Act), a certificate representing that number of BOP Split Senior Preferred Shares, which such holder has the right to receive (together with any dividends or distributions with respect thereto).

        In the event of a transfer of ownership of BPO Convertible Preferred Shares that was not registered in the transfer records of BPO, a certificate representing the proper number of BOP Split Senior Preferred Shares may be issued to the transferee if the certificate, which immediately prior to the Effective Time represented BPO Convertible Preferred Shares that were exchanged under the Arrangement, is presented to the Depositary, accompanied by all documents required to evidence and effect such transfer. Until surrendered, each certificate that immediately prior to the Effective Time represented one or more outstanding BPO Convertible Preferred Shares shall be deemed at all times after the Effective Time to represent only the right to receive upon such surrender (less any amounts withheld pursuant to the Tax Act), a certificate representing that number (rounded down to the nearest whole number) of BOP Senior Split Preferred Shares, which such holder has the right to receive (together with any dividends or distributions with respect thereto).

Lost Certificates

        In the event any certificate, which immediately prior to the Effective Time represented one or more outstanding BPO Convertible Preferred Shares, shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such certificate to be lost, stolen or destroyed, the Depositary will issue in exchange for such lost, stolen or destroyed certificate, certificates representing BOP Split Senior Preferred Shares deliverable in accordance with such holder's Letter of Transmittal. When authorizing such payment in exchange for any lost, stolen or destroyed certificate, the person to whom certificates representing the Arrangement Consideration is to be issued shall, as a condition precedent to the issuance thereof, give a bond satisfactory to Brookfield Property Partners and the Depositary in such sum as Brookfield Property Partners and the Depositary may direct or otherwise indemnify the Purchasers and the Depositary in a manner satisfactory to Brookfield Property Partners and the Depositary against any claim that may be made against the Purchasers or the Depositary with respect to the certificate alleged to have been lost, stolen or destroyed.

 DESCRIPTION OF THE BOARD ELECTION RESOLUTION

        The Articles currently provide for cumulative voting so that each shareholder entitled to vote in the election of directors has the right to cast a number of votes equal to the number of votes attached to the shares held by the shareholder multiplied by the number of directors to be elected (e.g., if a shareholder has one share and if there are 11 directors nominated for election, the shareholder will be entitled to 11 votes). A shareholder may cast all such votes in favour of one candidate or distribute his or her votes among the candidates in any manner he or she sees fit. If a shareholder votes for more than one candidate without specifying the distribution of his or her votes among such candidates, he or she will be deemed to have distributed his or her votes equally among the candidates for whom he or she voted. The Articles also currently provide for 11 directors.

        At the BPO Meeting scheduled to take place on June 3, 2014, Voting Shareholders will be asked to vote to approve the Board Election Resolution, the full text of which is set forth in Appendix C to this Circular. The Board Election Resolution will amend the Articles to remove cumulative voting, change the size of the board of directors from 11 directors to a minimum of 3 directors and a maximum of 10 directors and fix the numbers of directors at 4, the full text of which is attached as Appendix C hereto. Upon completion of the Arrangement, the Purchasers will own 100% of the voting shares of BPO and therefore cumulative voting is not necessary. In addition, given that BPO intends to delist the BPO Common Shares from the TSX and NYSE, the size of the board of directors is also being reduced.

        The requisite approval for the Board Election Resolution will require the affirmative vote of two-thirds of the votes cast on the Board Election Resolution by the Voting Shareholders represented in person or by proxy at the BPO meeting.

        Unless otherwise instructed, the management representatives designated in the enclosed form of proxy, if named as proxy, intend to vote FOR the Board Election Resolution. As a result of the completion of the Offer, the Purchasers hold 92.5% of the issued and outstanding BPO Common Shares. All of the BPO Common Shares held by the Purchasers may be counted towards approving the Board Election Resolution, and therefore the Board Election Resolution will be approved.

 RISK FACTORS

        Voting Shareholders and BPO Convertible Preferred Shareholders should carefully consider the following risk factors in connection with their consideration of the Arrangement. Such risks may not be the only ones facing BPO, the Purchasers and each of their respective subsidiaries. Additional risks and uncertainties not presently known may also materially and adversely affect the business, operations, financial condition or prospects of BPO, the Purchasers and each of their respective subsidiaries. For risks relating to the Exchange LP Units, the BPY Units, Brookfield Property Partners' business and Brookfield Property Partners' relationship with Brookfield, see the risks described under the heading "Risk Factors" in the Purchasers' Circular and under the heading "Risk Factors" in the BPY 20-F. The section under the heading "Risk Factors" in the Purchasers' Circular is incorporated by reference herein.

        The BOP Split Senior Preferred Shares are subject to a number of risks. Before deciding whether to exchange their BPO Convertible Preferred Shares into the BOP Split Senior Preferred Shares, BPO Convertible Preferred Shareholders should consider carefully the risks relating to BOP Split Senior Preferred Shares.

Risk Factors Specific to the BOP Split Senior Preferred Shares

        There can be no assurance that an active trading market will develop for the BOP Split Senior Preferred Shares after the Arrangement or, if developed, that such a market will be sustained. There is currently no market for the BOP Split Senior Preferred Shares.

        BOP Split may choose to redeem the BOP Split Senior Preferred Shares from time to time, in accordance with its rights described under "Treatment of BPO Convertible Preferred Shares — BOP Split Senior Preferred Shares — Specific Provisions of the BOP Split Senior Preferred Shares Series 1, Series 2, Series 3 and Series 4 — Redemption". BOP Split's redemption right also may adversely impact a purchaser's ability to sell BOP Split Senior Preferred Shares.

        Except as required by law or as specified under "Treatment of BPO Convertible Preferred Shares — BOP Split Senior Preferred Shares — Specific Provisions of the BOP Split Senior Preferred Shares Series 1, Series 2, Series 3 and Series 4 — Voting", the holders of BOP Split Senior Preferred Shares shall not be entitled to receive notice of, to attend or to vote at any meeting of the shareholders of BOP Split.

        BOP Split is expected to be a mutual fund corporation for Canadian tax purposes. However, BOP Split will not be considered a mutual fund under Canadian securities laws of most jurisdictions and has applied to certain Canadian securities regulators for exemptive relief to not be considered a mutual fund under Canadian securities laws in the remaining jurisdictions. Upon the granting of such exemptive relief, BOP Split will not be subject to the various policies and regulations that apply to mutual funds under such legislation.

        The payment of dividends under the BOP Split Senior Preferred Share Guarantee is limited to certain circumstances. Although the BOP Split Senior Preferred Shares carry cumulative dividends, BOP Split may not be in a position pursuant to law to declare and pay such dividends as contemplated in this Circular. While the payment of such dividends has been guaranteed by Brookfield Property Partners, such BOP Split Senior Preferred Share Guarantee is only triggered when such dividends are declared by the board of directors of BOP Split or, upon the redemption, retraction or liquidation, dissolution or winding-up of the Corporation. The tax treatment of a payment under the BOP Split Senior Preferred Share Guarantee may differ from the tax treatment of the payment if it had been made by BOP Split.

        Payment under the BOP Split Senior Preferred Share Guarantee will also depend, to a large extent, on the receipt by Brookfield Property Partners of sufficient funds from its indirect subsidiaries as Brookfield Property Partners does not have any significant assets of its own. Brookfield Property Partners has agreed pursuant to the BOP Split Senior Preferred Share Guarantee that, as long as dividends on BOP Split Senior Preferred Shares are in arrears, Brookfield Property Partners will not make any distributions on the BPY Units or pay any dividends on equity securities of any Successor to Brookfield Property Partners. A failure by Brookfield Property Partners to pay such distributions or dividends may have an adverse effect on Brookfield Property Partners, BOP Split and the market values of the BPY Units and the BOP Split Senior Preferred Shares.

        Creditors of BOP Split rank ahead of holders of BOP Split Senior Preferred Shares in the event of an insolvency or winding up of BOP Split, and other creditors of Brookfield Property Partners rank ahead of BOP Split and holders of BOP Split Senior Preferred Shares in the event of an insolvency or winding up of Brookfield Property Partners. Each series of the BOP Split Senior Preferred Shares rank equally with all other series of BOP Split Senior Preferred Shares that may be outstanding in the event of an insolvency or winding up of BOP Split. If BOP Split becomes insolvent or is wound-up, BOP Split's assets must be used to pay debt, including inter-company debt, before payments may be made on the BOP Split Senior Preferred Shares. If Brookfield Property Partners becomes insolvent or is wound-up, Brookfield Property Partners' assets will likely be used to pay other debt, including inter-company debt, before payments will be made on the BOP Split Senior Preferred Share Guarantee. The BOP Split Senior Preferred Share Guarantee will be subordinated to all other debt of Brookfield Property Partners, other than debt that is specifically stated to rank pari passu with, or subordinate to, the BOP Split Senior Preferred Share Guarantee.

        The BOP Split Senior Preferred Shares are "taxable preferred shares" for purposes of the Tax Act. As a result, a BOP Split Senior Preferred Shareholder that is a corporation may be subject to a 10% tax under Part IV.1 of the Tax Act in respect of any dividends received by it on the BOP Split Senior Preferred Shares, to the extent that such dividends are deductible in computing its taxable income or taxable income earned in Canada, unless the dividend is an "excepted dividend" as defined in subsection 187.1(1) of the Tax Act. BOP Split Senior Preferred Shareholders that are corporations should consult their own tax advisors in this regard.

        A BOP Split Senior Preferred Shareholder that is a corporation that, together with persons with whom the BOP Split Senior Preferred Shareholder does not deal at arm's length for purposes of the Tax Act and "specified persons" (as defined in the Tax Act for purposes of subsection 112(2.21) of the Tax Act) in relation to the BOP Split Senior Preferred Shareholder, holds more than 10% of the issued and outstanding BOP Split Senior Preferred Shares at the time any dividend is paid on such shares, will not be entitled to deduct the dividend in computing its taxable income under the Tax Act. BOP Split Senior Preferred Shareholders that are corporations should consult their own tax advisors in this regard.

United States Tax Risk Factors Relating to the Arrangement

If the exchange of BPO Common Shares for BPY Units pursuant to the Arrangement does not qualify as a tax-free exchange, then BPO Common Shareholders that are U.S. taxpayers may recognize U.S. taxable gain.

        In general, the exchange by a BPO Common Shareholder of BPO Common Shares for BPY Units pursuant to the Arrangement is expected to qualify as an exchange to which Section 721(a) of the U.S. Internal Revenue Code of 1986, as amended (the "U.S. Internal Revenue Code") applies, i.e., a tax-free exchange in which no gain or loss is recognized for U.S. federal income tax purposes. However, Section 721(a) of the U.S. Internal Revenue Code will not apply to such exchange if, for U.S. federal income tax purposes, (i) Brookfield Property Partners is a publicly traded partnership treated as a corporation or (ii) Brookfield Property Partners is treated as a partnership that would be an "investment company" if it were incorporated. In either case, a BPO Common Shareholder that is a U.S. taxpayer may recognize gain upon the exchange.

        BPO and the BPY General Partner believe that the exchange of BPO Common Shares for BPY Units pursuant to the Arrangement should qualify as a tax-free exchange under Section 721(a) of the U.S. Internal Revenue Code. Moreover, the BPY General Partner believes that Brookfield Property Partners will be treated as a partnership and not as an association or publicly traded partnership taxable as a corporation for U.S. federal income tax purposes. For a more detailed discussion, see "Certain United States Federal Income Tax Considerations" in this Circular.

Brookfield Property Partners may engage in transactions that cause a former BPO Common Shareholder to be subject to taxation in a manner different from that applicable to other holders of BPY Units.

        A former BPO Common Shareholder that is a U.S. taxpayer could be required to recognize part or all of the "built-in gain" in such BPO Common Shareholder's BPO Common Shares exchanged for BPY Units pursuant to the Arrangement if Brookfield Property Partners (i) sells or otherwise disposes of, or is considered to sell or otherwise to dispose of, in a taxable transaction at any time following the Arrangement, such BPO Common Shares, (ii) distributes such BPO Common Shares acquired from such BPO Common Shareholder to another BPY Unitholder within seven years following the Arrangement, (iii) distributes any Brookfield Property Partners property (other than money or BPO Common Shares acquired from such BPO Common Shareholder) to such BPY Unitholder within seven years of the Arrangement, or (iv) makes any distribution (other than an "operating cash flow distribution" as defined for U.S. federal income tax purposes) to such former BPO Common Shareholder within two years following the Arrangement. The BPY General Partner intends to use commercially reasonable efforts to ensure that a BPO Common Shareholder that is a U.S. taxpayer is not required to recognize part or all of the "built-in gain" in such BPO Common Shareholder's BPO Common Shares deferred as a result of the Arrangement, in the event that Brookfield Property Partners undertakes any of the foregoing transactions. For a more detailed discussion, see "Certain United States Federal Income Tax Considerations — Ownership and Disposition of BPY Units Received Pursuant to the Arrangement" in this Circular.

        For additional U.S. tax risk factors, see the discussion below under "— Risks Relating to Taxation of Brookfield Property Partners".

Canadian Tax Risk Factors Relating to the Arrangement

Canadian Shareholders who elect to receive Exchange LP Units and who wish to make a Joint Tax Election (as defined herein) are responsible for the validity, proper completion and timely filing of such Joint Tax Election.

        For Canadian Shareholders who elect to receive Exchange LP Units, BOP Exchange GP ULC, the general partner of Exchange LP, will make the necessary Joint Tax Elections with such Canadian Shareholders. However, none of Exchange LP, GP ULC nor any of the members of Exchange LP will be responsible for the validity, proper completion or timely filing of any Joint Tax Election nor for any taxes, interest, penalties or other consequences under the Tax Act (or applicable provincial tax legislation) in respect thereof. GP ULC agrees only to deliver an executed copy of the Joint Tax Election containing the relevant information to Canadian Shareholders who have submitted, on or before the Election Deadline (as defined herein), all of the relevant information through the website www.brookfieldpropertypartners.com/ bpotaxelection, that will be made available for this purpose, provided that the information provided complies with the rules under the Tax Act described herein). See "Certain Canadian Federal Income Tax Considerations" below. The Elected Amount (as defined herein) in such election may not be less than the fair market value of any consideration other than Exchange LP Units (including cash) received by a Canadian Shareholder.

If Exchange LP earns income that is subject to SIFT Tax (as defined herein) for any taxation year, the Canadian federal income tax consequences to holders of Exchange LP Units could be materially different in certain respects from those described in "Certain Canadian Federal Income Tax Considerations" below and Exchange LP's cash available for distributions may be reduced.

        Under the rules in the Tax Act (the "SIFT Rules") applicable to a "SIFT partnership" (as defined in the Tax Act), certain income and gains earned by a "SIFT partnership" are subject to income tax (the "SIFT Tax") at the partnership level at a rate similar to a corporation, and allocations of such income and gains to its partners are taxed as a dividend from a taxable Canadian corporation. GP ULC has advised counsel that it expects that Exchange LP will be a "SIFT partnership" for each of its taxation years but it does not expect that Exchange LP will be liable for any material amount of SIFT Tax for any taxation year. If Exchange LP earns income that is subject to SIFT Tax for any taxation year, the Canadian federal income tax consequences to holders of Exchange LP Units could be materially different in certain respects from those described in "Certain Canadian Federal Income Tax Considerations" below and Exchange LP's cash available for distributions may be reduced.

The Exchange LP Units will not be a "qualified investment" (as defined in the Tax Act) for Registered Plans (as defined herein).

        The Exchange LP Units will not be a "qualified investment" (as defined in the Tax Act) for a trust governed by a registered retirement savings plan ("RRSP"), deferred profit sharing plan, registered retirement income fund ("RRIF"), registered education savings plan, registered disability savings plan, or a tax-free savings account ("TFSA") (all as defined in the Tax Act and collectively referred to herein as "Registered Plans"). Canadian Shareholders who hold their BPO Common Shares in a Registered Plan should not elect to receive Exchange LP

Units in lieu of BPY Units pursuant to the Arrangement. Taxes may be imposed in respect of the acquisition or holding of non-qualified investments by Registered Plans and certain other taxpayers and with respect to the acquisition or holding of "prohibited investments" (as defined in the Tax Act) by a TFSA or an RRSP or RRIF. Canadian Shareholders who hold their BPO Common Shares in a Registered Plan should consult their own tax advisors.

Risks Relating to Taxation of Brookfield Property Partners

        For general tax risks relating to the taxation of Brookfield Property Partners, see Item 3.D of the BPY 20-F under "Risk Factors — Risks Relating to Taxation — General".

        For Canadian tax risks relating to the taxation of Brookfield Property Partners, see Item 3.D of the BPY 20-F under "Risk Factors — Risks Relating to Taxation — Canada".

        For U.S. tax risks relating to the taxation of Brookfield Property Partners, see Item 3.D of the BPY 20-F under "Risk Factors — Risks Relating to Taxation — United States".

 RIGHTS OF DISSENTING BPO COMMON SHAREHOLDERS

        The Court hearing the application for the Final Order has the discretion to alter the Dissent Rights described herein.

        Registered BPO Common Shareholders are entitled to dissent from the Arrangement Resolution in the manner provided in section 190 of the CBCA, as modified by the Interim Order, the Plan of Arrangement and Final Order.

        This section summarizes the provisions of section 190 of the CBCA, as modified by the Interim Order and the Plan of Arrangement. Registered BPO Common Shareholders who wish to dissent should obtain legal advice and carefully read the provisions of the Plan of Arrangement, the Interim Order and the provisions of section 190 of the CBCA, which are appended hereto at Appendix D, Appendix E and Appendix G, respectively.

        Anyone who is a beneficial owner of BPO Common Shares registered in the name of an Intermediary and who wishes to dissent should be aware that only Registered BPO Common Shareholders are entitled to exercise Dissent Rights. A Registered BPO Common Shareholder who holds BPO Common Shares as an Intermediary for one or more beneficial owners, one or more of whom wish to exercise Dissent Rights, must exercise such Dissent Rights on behalf of such holder(s). In such case, the Dissent Notice should specify the number of BPO Common Shares held by the Intermediary for such beneficial owner. A Dissenting Shareholder may dissent only with respect to all the BPO Common Shares held on behalf of any one beneficial owner and registered in the name of the Dissenting Shareholder.

        Each Registered BPO Common Shareholder who properly exercises Dissent Rights will be deemed to have transferred his, her or its BPO Common Shares or, in the event that the Registered BPO Common Shareholder is an Intermediary, the number of BPO Common Shares held on behalf of the beneficial owner who wishes to exercise Dissent Rights (the "Dissenting BPO Common Shares"), to BOP Split free and clear of any liens, claims and encumbrances, as of the Effective Date, and if it:

  (a)
  ultimately is entitled to be paid fair value for its Dissenting BPO Common Shares, will be entitled to be paid the fair value of such Dissenting BPO Common Shares and will not be entitled to any other payment or consideration (including any payment that would be payable under the Arrangement had it not exercised its Dissent Rights). There can be no assurance that a Dissenting Shareholder will receive consideration for its Dissenting BPO Common Shares of equal value to the Arrangement Consideration that such Dissenting Shareholder would have received under the Arrangement; or

  (b)
  is ultimately not entitled, for any reason, to be paid fair value for its Dissenting BPO Common Shares, will be deemed to have elected to receive one BPY Unit for each BPO Common Share held and will be subject to the same pro-ration adjustment as for any other Shareholder who elected to receive BPY Units of Exchange LP Units.

        All Dissent Notices must be received by the Assistant Secretary of BPO (Michelle Campbell) at her office located at Brookfield Place Toronto, Suite 330, 181 Bay Street, Toronto, Ontario, M5J 2T3, on or prior to 5:00 p.m. (Eastern daylight time) on the day that is two (2) Business Days immediately preceding the date of the BPO Meeting (as it may be adjourned or postponed from time to time). It is important that BPO Common Shareholders strictly comply with this requirement, which is different from the statutory dissent provisions of the CBCA that would permit a Dissent Notice to be provided at or prior to the BPO Meeting.

        The filing of a Dissent Notice does not deprive a Registered BPO Common Shareholder of the right to vote at the BPO Meeting; however, a Registered BPO Common Shareholder who has submitted a Dissent Notice and who votes in favour of the Arrangement Resolution will no longer be considered a Dissenting Shareholder with respect to Dissenting BPO Common Shares voted in favour of the Arrangement Resolution. If such Dissenting Shareholder votes in favour of the Arrangement Resolution in respect of a portion of the BPO Common Shares he, she or it holds as an Intermediary on behalf of any one beneficial owner, such vote approving the Arrangement Resolution will be deemed to apply to the entirety of the Dissenting BPO Common Shares held in the name of that beneficial owner, given that section 190 of the CBCA provides there is no right of partial dissent. A vote against the Arrangement Resolution will not constitute a Dissent Notice.

        Within 10 days after the approval of the Arrangement Resolution, BPO is required to notify each Dissenting BPO Common Shareholder that the Arrangement Resolution has been approved. Such notice is not required to be sent to a Registered BPO Common Shareholder who voted for the Arrangement Resolution or who has withdrawn a Dissent Notice previously filed.

        A Dissenting Shareholder must, within 20 days after the Dissenting Shareholder receives notice that the Arrangement Resolution has been approved or, if the Dissenting Shareholder does not receive such notice, within 20 days after the Dissenting Shareholder learns that the Arrangement Resolution has been approved, send a Demand for Payment containing the Dissenting Shareholder's name and address, the number of Dissenting BPO Common Shares held by the Dissenting Shareholder, and a Demand for Payment of the fair value of the Dissenting BPO Common Shares. Within 30 days after sending a Demand for Payment, the Dissenting Shareholder must send to the Assistant Secretary of BPO (Michelle Campbell) at her office located at Brookfield Place Toronto, Suite 330, 181 Bay Street, Toronto, Ontario, M5J 2T3, the certificates representing the Dissenting BPO Common Shares or to CST Trust Company at P.O. Box 1036, Adelaide Street Postal Station, Toronto, ON M5C 2K4 or by courier or hand delivery to CST Trust Company at 320 Bay Street, Banking Basement Level (B1), Toronto, Ontario M5H 4A6. Dissenting Shareholders who fail to send the share certificates representing the Dissenting BPO Common Shares forfeit their right to make a claim under section 190 of the CBCA. BPO or CST Trust Company will endorse on share certificates received from Dissenting Shareholders a notice that the holder is a Dissenting Shareholder under section 190 of the CBCA and will forthwith return the share certificates to the Dissenting Shareholder.

        On the filing of a Demand for Payment (and in any event upon the Effective Date), a Dissenting Shareholder ceases to have any rights in respect of its Dissenting BPO Common Shares, other than the right to be paid the fair value of its Dissenting BPO Common Shares as determined pursuant to section 190 of the CBCA and the Interim Order and the Final Order, except where, prior to the date at which the Arrangement becomes effective: (i) the Dissenting Shareholder withdraws its Demand for Payment before BPO makes an Offer to Pay to the Dissenting Shareholder; (ii) an Offer to Pay is not made and the Dissenting Shareholder withdraws its Demand for Payment; or (iii) the BPO Board revokes the Arrangement Resolution, in which case BPO will reinstate the Dissenting Shareholder's rights in respect of its Dissenting BPO Common Shares as of the date the Demand for Payment was sent. Pursuant to the Plan of Arrangement, in no case will the Purchasers, BPO or any other person be required to recognize any Dissenting Shareholder as a BPO Common Shareholder after the Effective Date, and the names of such BPO Common Shareholders will be deleted from the list of Registered BPO Common Shareholders at the Effective Date. In addition to any other restrictions under section 190 of the CBCA, none of the following shall be entitled to exercise Dissent Rights: (i) holders of Options, BPO Class A Preferred Shares or BPO Convertible Preferred Shares, and (ii) holders of BPO Common Shares who vote or have instructed a proxyholder to vote such BPO Common Shares in favour of the Arrangement Resolution.

        No later than 7 days after the later of the Effective Date and the date on which a Demand for Payment of a Dissenting Shareholder is received, as applicable, each Dissenting Shareholder who has sent a Demand for Payment must be sent a written Offer to Pay for its Dissenting BPO Common Shares in an amount considered by the board of directors of BOP Split to be the fair value thereof, accompanied by a statement showing how the fair value was determined. Every Offer to Pay in respect of Dissenting BPO Common Shares must be on the same terms as every other offer to pay in respect of Dissenting BPO Common Shares.

        Payment for the Dissenting BPO Common Shares held by a Dissenting Shareholder must be made within 10 days after an Offer to Pay has been accepted by a Dissenting Shareholder, but any such Offer to Pay lapses if an acceptance thereof is not received within 30 days after the Offer to Pay has been made. If an Offer to Pay for the Dissenting BPO Common Shares held by a Dissenting Shareholder is not made, or if a Dissenting Shareholder fails to accept an Offer to Pay that has been made, an application to the Court to fix a fair value for the Dissenting BPO Common Shares held by a Dissenting Shareholder may be made within 50 days after the Effective Date or by BOP Split within such further period as a court may allow.

        If no such application is made, a Dissenting Shareholder may apply to the Court for the same purpose within a further period of 20 days or within such further period as a court may allow. A Dissenting Shareholder is not required to give security for costs in such an application.

        Upon an application to the Court, all Dissenting Shareholders whose BPO Common Shares have not been purchased will be joined as parties and bound by the decision of the Court, and each affected Dissenting Shareholder shall be notified of the date, place and consequences of the application and of their right to appear and be heard in person or by counsel. Upon any such application to the Court, the Court may determine whether any other person is a Dissenting Shareholder who should be joined as a party, and the court will then fix a fair value for the Dissenting BPO Common Shares of all such Dissenting Shareholders. The final order of the Court will be rendered against BOP Split in favour of each Dissenting Shareholder joined as a party and for the amount of the BPO Common Shares held by Dissenting Shareholders as fixed by the Court.

        The Court may, in its discretion, allow a reasonable rate of interest on the amount payable to each such Dissenting Shareholder from the Effective Date until the date of payment. Any judicial determination of fair value will result in delay of receipt by a Dissenting Shareholder of consideration for such Dissenting Shareholder's Dissenting BPO Common Shares.

        The above is only a summary of the provisions of the CBCA pertaining to Dissent Rights, as modified by the Interim Order and the Plan of Arrangement, which are technical and complex. If you are a BPO Common Shareholder and wish to directly or indirectly exercise Dissent Rights, you should seek your own legal advice as failure to strictly comply with the provisions of the CBCA, as modified by the Interim Order and the Plan of Arrangement, may prejudice your Dissent Rights.

 CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

        In the opinion of Torys LLP, counsel to the Purchasers, the following is an accurate summary of the principal Canadian federal income tax considerations generally applicable under the Tax Act to the BPO Common Shareholders, BPO Convertible Preferred Shareholders and BPO Class A Preferred Shareholders in respect of the Arrangement.

        This summary is applicable only to a BPO Common Shareholder, BPO Convertible Preferred Shareholder and/or BPO Class A Preferred Shareholder who, for purposes of the Tax Act and at all relevant times, holds its BPO Common Shares, BPO Convertible Preferred Shares and/or BPO Class A Preferred Shares, as applicable, and will hold its BPY Units, Exchange LP Units and/or BOP Split Senior Preferred Shares as capital property and who deals at arm's length and is not affiliated with the Purchasers, BPO, BOP Split Amalco and their respective affiliates (a "Securityholder"). Generally, the BPO Common Shares, BPO Convertible Preferred Shares, BPO Class A Preferred Shares, BPY Units, Exchange LP Units and/or BOP Split Senior Preferred Shares will be considered to be capital property to a Securityholder, provided that the Securityholder does not use or hold them in the course of carrying on a business of buying and selling securities and has not acquired them in one or more transactions considered to be an adventure or concern in the nature of trade.

        A Securityholder who is resident in Canada for purposes of the Tax Act and who might not otherwise be considered to hold its BPO Common Shares, BPO Convertible Preferred Shares, BPO Class A Preferred Shares and/or BOP Split Senior Preferred Shares, as applicable, as capital property may, in certain circumstances, be entitled to have such securities (but not its BPY Units or Exchange LP Units) and any other "Canadian security" (as defined in the Tax Act) held by it in the taxation year of the election and in all subsequent taxation years treated as capital property by making the irrevocable election permitted by subsection 39(4) of the Tax Act. A Securityholder contemplating making such an election should consult its own tax advisor.

        This summary is not applicable to a Securityholder: (i) that is a "financial institution" (as defined in the Tax Act) for the purposes of the "mark-to-market property" rules; (ii) that is a "specified financial institution" (as defined in the Tax Act); (iii) who makes or has made a functional currency reporting election pursuant to section 261 of the Tax Act; (iv) an interest in which would be a "tax shelter investment" (as defined in the Tax Act) or who acquires or has acquired their BPO Common Shares and/or BPO Convertible Preferred Shares, BPO Class A Preferred Shares, BOP Split Senior Preferred Shares, BPY Unit or Exchange LP Units as a "tax shelter investment" (and this summary assumes that no such persons hold such securities); (v) that would have, directly or indirectly, a "significant interest" (as defined in subsection 34.2(1) of the Tax Act) in Brookfield Property Partners or Exchange LP; (vi) to whom any affiliate of Brookfield Property Partners or Exchange LP would be a "foreign affiliate" (as defined in the Tax Act); or (vii) that has entered into or will enter into a "derivative forward agreement" with respect to their BPO Common Shares, BPO Convertible Preferred Shares, BPO Class A Preferred Shares or BOP Split Senior Preferred Shares. Any such Securityholders should consult their own tax advisors.

        This summary is based upon the facts set out in this Circular, the current provisions of the Tax Act, all specific proposals to amend the Tax Act publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (the "Tax Proposals") and the current published administrative and assessing policies and practices of the Canada Revenue Agency (the "CRA"). This summary assumes that all Tax Proposals will be enacted in the form proposed, but no assurance can be given that the Tax Proposals will be enacted in the form proposed or at all.

        This summary does not otherwise take into account or anticipate any changes in law, whether by judicial, administrative or legislative decision or action, or changes in the CRA's administrative and assessing policies and practices, nor does it take into account provincial, territorial or foreign income tax legislation or considerations, which may differ significantly from those described herein. Securityholders should consult their own tax advisors in respect of the provincial, territorial or foreign income tax consequences to them.

        This summary also assumes that neither Brookfield Property Partners nor Exchange LP is a "tax shelter" (as defined in the Tax Act) or a "tax shelter investment". However, no assurance can be given in this regard. This summary is not exhaustive of all possible Canadian federal income tax considerations applicable to the transactions described herein. Moreover, the income and other tax consequences will vary depending on the

Securityholder's particular circumstances, including the province or provinces in which the Securityholder resides or carries on business.

        This summary is based on the assumption that a sufficient number of BPO Convertible Preferred Shares will be exchanged for BOP Split Senior Preferred Shares such that BOP Split Amalco can qualify as a "public corporation" (as defined in the Tax Act). This summary is based on the assumption that the BOP Split Senior Preferred Shares will at all relevant times be listed on a "designated stock exchange" in Canada (as defined in the Tax Act), which currently includes the TSX. This summary is based on the assumption that BOP Split Amalco will not be established and will not be maintained primarily for the benefit of non-residents of Canada. Based in part on statements provided by BOP Split and a third party investment dealer, provided that the BOP Split Senior Preferred Shares are listed on a "designated stock exchange" in Canada, BOP Split Amalco will qualify as a "mutual fund corporation" (as defined in the Tax Act). BOP Split has advised counsel that, following the BOP Split Amalgamation, BOP Split Amalco will file the necessary election under the Tax Act so that it will be deemed to be a "public corporation" effective from the beginning of its first taxation year, and therefore can qualify as a "mutual fund corporation" throughout its first taxation year. BOP Split has advised counsel that, following the BOP Split Amalgamation, BOP Split Amalco is expected to continue to qualify as a "mutual fund corporation" throughout each taxation year in which any BOP Split Senior Preferred Shares are outstanding and this summary assumes that this will be the case. BOP Split has advised counsel that, following the BOP Split Amalgamation, it expects that not more than 50% of the fair market value of the BOP Split Senior Preferred Shares will be attributable to one or more properties each of which is real property in Canada, a "Canadian resource property" (as defined in the Tax Act) or a "timber resource property" (as defined in the Tax Act) and this summary assumes that this will be the case. BOP Split has also advised counsel that, following the BOP Split Amalgamation, BOP Split Amalco will not elect dividends on the BOP Split Senior Preferred Shares to be capital gains dividends and this summary assumes this will be the case. This summary is based on the assumption that the issuers of securities held by BOP Split Amalco will not be "foreign affiliates" (as defined in the Tax Act) of BOP Split Amalco or a shareholder of BOP Split Amalco.

        This summary is of a general nature only and is not intended to be, nor should it be construed to be, legal or tax advice to any particular Securityholder, and no representation with respect to the Canadian federal income tax consequences to any particular Securityholder is made. Consequently, Securityholders are advised to consult their own tax advisors with respect to their particular circumstances.

        For purposes of the Tax Act, all amounts relating to the acquisition, holding or disposition of BPO Common Shares, BPO Convertible Preferred Shares, BPO Class A Preferred Shares, BPY Units, Exchange LP Units and/or BOP Split Senior Preferred Shares must be expressed in Canadian dollars, including any distributions, adjusted cost base and proceeds of disposition. For purposes of the Tax Act, amounts denominated in a currency other than the Canadian dollar generally must be converted into Canadian dollars using the rate of exchange quoted by the Bank of Canada at noon on the date such amounts arose, or such other rate of exchange as is acceptable to the CRA.

Securityholders Resident in Canada

        The following portion of the summary is generally applicable to Securityholders who, for purposes of the Tax Act and, at all relevant times, are or are deemed to be resident in Canada ("Resident Securityholders").

Holders of BPO Common Shares

        The following portion of the summary is applicable to Resident Securityholders who currently hold BPO Common Shares ("Resident BPO Common Shareholders").

  Exchange of BPO Common Shares for BPY Units and/or Cash

        A Resident BPO Common Shareholder who exchanges its BPO Common Shares for BPY Units and/or cash pursuant to the Arrangement will be considered to have disposed of its BPO Common Shares for proceeds of disposition equal to the aggregate of the fair market value at the time of the exchange of the BPY Units (if any) received and the amount of any cash received. Such Resident BPO Common Shareholders will realize a capital gain (or capital loss) equal to the amount by which such proceeds of disposition, net of any reasonable costs of disposition, exceed (or are less than) the aggregate adjusted cost base to the Resident BPO Common Shareholder of the BPO Common Shares exchanged pursuant to the Arrangement. The cost of such BPY Units, if any, will be the market value thereof at the time of the exchange.

        For a description of the tax treatment of capital gains and capital losses under the Tax Act, see "— Taxation of Capital Gains and Capital Losses" below.

  Exchange of BPO Common Shares with Exchange LP for Exchange LP Units or Exchange LP Units and Cash

1.
No Subsection 97(2) Election

        Unless a valid election under subsection 97(2) of the Tax Act is made, a Resident BPO Common Shareholder who exchanges its BPO Common Shares with Exchange LP for Exchange LP Units or Exchange LP Units and cash pursuant to the Arrangement will be considered to have disposed of its BPO Common Shares for proceeds of disposition equal to the aggregate of the fair market value at the time of the exchange of the Exchange LP Units received and the amount of any cash received. Such Resident BPO Common Shareholders will realize a capital gain (or a capital loss) equal to the amount by which such proceeds of disposition, net of any reasonable costs of disposition, exceed (or are less than) the aggregate adjusted cost base to the Resident BPO Common Shareholder of the BPO Common Shares exchanged pursuant to the Arrangement. The cost of such Exchange LP Units will be the fair market value thereof at the time of the exchange.

        For a description of the tax treatment of capital gains and capital losses under the Tax Act, see "— Taxation of Capital Gains and Capital Losses" below.

2.
Subsection 97(2) Election

        A Resident BPO Common Shareholder may choose to recognize all or a portion of any capital gain that would otherwise be realized on the exchange of BPO Common Shares for Exchange LP Units or Exchange LP Units and cash pursuant to the Arrangement by filing with the CRA (and, where applicable, with a provincial tax authority) a joint election (the "Joint Tax Election") under subsection 97(2) of the Tax Act (and the corresponding provisions of any applicable provincial tax legislation). A Joint Tax Election is made jointly by the Resident BPO Common Shareholder and GP ULC on behalf of all of the members of Exchange LP. For this purpose, the Letter of Transmittal will authorize GP ULC and its officers to make a Joint Tax Election on behalf of the Shareholder signing the Letter of Transmittal. Canadian Shareholders who are exempt from tax under Part I of the Tax Act should not elect to receive Exchange LP Units in lieu of BPY Units pursuant to the Arrangement because such Canadian Shareholders generally would not benefit from rollover treatment on the exchange of their BPO Common Shares and Exchange LP Units are not a "qualified investment" for Registered Plans.

        Subject to the limitations set out in the Arrangement, GP ULC on behalf of all of the members of Exchange LP has agreed to make a Joint Tax Election pursuant to subsection 97(2) of the Tax Act (and, where applicable, the corresponding provision of any provincial tax legislation) with a Resident BPO Common Shareholder at the elected amount (the "Elected Amount") determined by such Resident BPO Common Shareholder, subject to the limitations set out in subsection 97(2) of the Tax Act (or any applicable provincial tax legislation).

        The limitations imposed by the Tax Act in respect of the Elected Amount are that the Elected Amount:

  (a)
  may not be less than the fair market value of any consideration other than Exchange LP Units (including cash) received in exchange for BPO Common Shares pursuant to the Arrangement and in respect of which the Joint Tax Election is made;

  (b)
  may not be less than the lesser of:

  (i)
  the adjusted cost base to the Resident BPO Common Shareholder of the BPO Common Shares that are exchanged pursuant to the Arrangement and in respect of which the Joint Tax Election is made at the time of the exchange; and

    (ii)
    the fair market value at the time of the exchange of the BPO Common Shares that are exchanged pursuant to the Arrangement and in respect of which the Joint Tax Election is made; and

  (c)
  may not exceed the fair market value of the BPO Common Shares that are exchanged pursuant to the Arrangement and in respect of which the Joint Tax Election is made at the time of the exchange.

        An Elected Amount that does not otherwise comply with the foregoing limitations will be automatically adjusted under the Tax Act so that it is in compliance.

        Where a Resident BPO Common Shareholder and GP ULC on behalf of all of the members of Exchange LP make a Joint Tax Election that complies with the above parameters and the Joint Tax Election is filed on a timely basis, the tax treatment to the Resident BPO Common Shareholder will generally be as follows:

  (a)
  BPO Common Shares that are the subject of the Joint Tax Election will be deemed to be disposed of by the Resident BPO Common Shareholder for proceeds of disposition equal to the Elected Amount;

  (b)
  if such proceeds of disposition in respect of such BPO Common Shares are equal to the aggregate of the adjusted cost base to the Resident BPO Common Shareholder of the BPO Common Shares at the time of the exchange, and any reasonable costs of disposition, no capital gain or capital loss will be realized by the Resident BPO Common Shareholder;

  (c)
  to the extent that such proceeds of disposition in respect of such BPO Common Shares exceed (or are less than) the aggregate of the adjusted cost base of such BPO Common Shares to the Resident BPO Common Shareholder and any reasonable costs of disposition, such Resident BPO Common Shareholder will in general realize a capital gain (or a capital loss); and

  (d)
  the aggregate cost to the Resident BPO Common Shareholder of the Exchange LP Units acquired on the exchange will generally be equal to the Elected Amount less the fair market value of any consideration other than Exchange LP Units (including cash).

        For a description of the tax treatment of capital gains and capital losses under the Tax Act, see "— Taxation of Capital Gains and Capital Losses" below.

        For greater certainty, where a Resident BPO Common Shareholder who has elected to receive Exchange LP Units in lieu of BPY Units as consideration for its BPO Common Shares receives Exchange LP Units and cash because of pro-ration, the Resident BPO Common Shareholder will be deemed to have received a proportionate amount of cash and Exchange LP Units as consideration for each whole BPO Common Share exchanged pursuant to the Arrangement.

        To make a Joint Tax Election, the Resident BPO Common Shareholder must provide the relevant information to GP ULC through a website, www.brookfieldpropertypartners.com/ bpotaxelection, made available for this purpose, including: (i) the required information concerning the Resident BPO Common Shareholder; (ii) the details of the number of BPO Common Shares exchanged in respect of which the Resident BPO Common Shareholder is making a Joint Tax Election; and (iii) the applicable Elected Amounts for such BPO Common Shares. The relevant information must be submitted to GP ULC through the website on or before the day that is 85 days following the Effective Date (the "Election Deadline"). GP ULC will not make a Joint Tax Election with Resident BPO Common Shareholders who do not provide the relevant information through the website on or before the Election Deadline.

        After receipt of all of the relevant information through the website, and provided that the information provided complies with the rules under the Tax Act described above, GP ULC will deliver an executed copy of the Joint Tax Election containing the relevant information to the Resident BPO Common Shareholder. The Resident BPO Common Shareholder will be solely responsible for executing its portion of the Joint Tax Election and submitting it to the CRA (and, where applicable, to any provincial tax authority) within the required time. In order to avoid late filing penalties, the Joint Tax Election is required to be filed with the CRA (and, where applicable, with any provincial tax authority) on or before the earliest of the days on or before that any member of Exchange LP is required to file a Canadian federal income tax return for the member's taxation year in which the exchange to which the election relates occurs. This could be as early as 90 days after the Effective Date if any member of Exchange LP is a testamentary trust having a taxation year ending on such date. Accordingly,

Resident BPO Common Shareholders wishing to make a Joint Tax Election should consult their own tax advisors without delay and should provide the relevant information to GP ULC through the website as described above as soon as possible.

        A Joint Tax Election will be valid only if it meets all the applicable requirements under the Tax Act (and any applicable provincial tax legislation) and is filed on a timely basis. These requirements are complex, are not discussed in any detail in this summary, and meeting these requirements with respect to preparing and filing the Joint Tax Election will be the sole responsibility of the Resident BPO Common Shareholder. None of Exchange LP, GP ULC or any of the members of Exchange LP will be responsible for the validity, proper completion or timely filing of a Joint Tax Election, or for any taxes, interest, penalties or other consequences under the Tax Act (or applicable provincial tax legislation) in respect thereof. GP ULC makes no representation or warranty in respect of any such Joint Tax Election. Accordingly, Resident BPO Common Shareholders wishing to make a Joint Tax Election should consult their own tax advisors without delay.

  Purchase for Cancellation of BPO Common Shares

        Upon the purchase for cancellation by BPO of the BPO Common Shares, a Resident BPO Common Shareholder will generally be deemed to have received a taxable dividend on each BPO Common Share equal to the amount, if any, paid by BPO for the BPO Common Share in excess of the paid-up capital of the BPO Common Share at such time, as computed for purposes of the Tax Act. BPO has advised counsel that it estimates that the paid-up capital of each BPO Common Share is C$8.91. The amount paid by BPO will be the aggregate of the fair market value at the time of the purchase for cancellation of the Exchange LP Units (if any) received and the amount of any cash received.

        Any such deemed dividend received by a Resident BPO Common Shareholder that is an individual (other than certain trusts) will be included in the individual's income and generally will be subject to the gross-up and dividend tax credit rules normally applicable to taxable dividends received by individuals from taxable Canadian corporations, including the enhanced gross-up and dividend tax credit where the deemed dividend is designated by BPO as an "eligible dividend" in accordance with the Tax Act. There may be limitations on BPO's ability to designate the deemed dividend as an "eligible dividend". Dividends received by individuals (other than certain trusts) may give rise to alternative minimum tax.

        Any such deemed dividend received by a Resident BPO Common Shareholder that is a corporation will be included in computing the corporation's income and will generally be deductible in computing the corporation's taxable income. However, in certain circumstances, a dividend may be deemed to be proceeds of disposition and not a dividend to a Resident BPO Common Shareholder that is a corporation.

        A Resident BPO Common Shareholder that is a "private corporation" or a "subject corporation" (each as defined in the Tax Act) will generally be liable to pay a 33 1/3% refundable tax under Part IV of the Tax Act on any deemed dividend received by it on the purchase for cancellation by BPO of a BPO Common Share to the extent such dividend is deductible in computing its taxable income. This tax will generally be refunded to the corporation at a rate of C$1.00 for every C$3.00 of taxable dividends paid while it is a "private corporation" or a "subject corporation".

        A Resident BPO Common Shareholder whose BPO Common Shares are purchased for cancellation by BPO will also be considered to have disposed of each BPO Common Share for proceeds of disposition equal to the amount paid by BPO for the BPO Common Share less the amount of any deemed dividend, and will realize a capital gain (or a capital loss) to the extent that such proceeds of disposition, net any reasonable costs of disposition, exceed (or are less than) such Resident BPO Common Shareholder's adjusted cost base of such BPO Common Share. Any such capital loss realized by a Resident BPO Common Shareholder that is a corporation (or certain partnerships or trusts of which a corporation is a member or beneficiary) will be reduced by the amount of dividends or deemed dividends (including any deemed dividend arising on the purchase for cancellation by BPO) received on such Resident BPO Common Shareholder's BPO Common Share, to the extent and in the circumstances provided for under the Tax Act.

        The cost to such holder of any Exchange LP Units acquired on the purchase for cancellation will be the fair market value thereof at that time. For a description of the tax treatment of capital gains and capital losses under the Tax Act, see "— Taxation of Capital Gains and Capital Losses" below.

  Dissenting Resident BPO Common Shareholders

        A Resident BPO Common Shareholder that is a Dissenting Shareholder (a "Dissenting Resident BPO Common Shareholder") will be deemed to have transferred its BPO Common Shares to BOP Split as of the Effective Date and will be paid fair value for its BPO Common Shares by BOP Split. Such a Dissenting Resident BPO Common Shareholder will be considered to have disposed of its BPO Common Shares for aggregate proceeds of disposition equal to the amount received by the Dissenting Resident BPO Common Shareholder from BOP Split (less any interest awarded by a court). As a result, such Dissenting Resident BPO Common Shareholder will realize a capital gain (or a capital loss) to the extent that such proceeds of disposition, net any reasonable costs of disposition, exceed (or are less than) the Dissenting Resident Shareholder's aggregate adjusted cost base of such BPO Common Shares. For a description of the tax treatment of capital gains and capital losses under the Tax Act, see "— Taxation of Capital Gains and Capital Losses" below.

        Interest awarded to a Dissenting Resident BPO Common Shareholder by a court will be included in the Dissenting Resident BPO Common Shareholder's income for purposes of the Tax Act.

        A Resident BPO Common Shareholder who exercises Dissent Rights but who is not ultimately determined to be entitled to be paid fair value for its BPO Common Shares will be deemed to have participated in the Arrangement and will be deemed to have transferred its BPO Common Shares to BOP Split in exchange for BPY Units, subject to pro-ration. In such an event, the tax consequences as discussed above under "— Exchange of BPO Common Shares for BPY Units and/or Cash" will generally apply.

  Holding and Disposing of BPY Units

        For a discussion of the Canadian federal income tax consequences to a Resident BPO Common Shareholder of holding and disposing of BPY Units, see the Purchasers' Circular under the headings "Risk Factors — Risks Relating to the BPY Units — Risks Relating to Taxation of BPY — Canada" and "Certain Canadian Federal Income Tax Considerations".

  Holding and Disposing of Exchange LP Units

        Resident BPO Common Shareholders whose BPO Common Shares are exchanged for Exchange LP Units pursuant to the Arrangement will become limited partners of Exchange LP. Such Resident BPO Common Shareholders are referred to in this portion of the summary as "Resident Exchange LP Unitholders".

1.
SIFT Rules

        Under the SIFT Rules, certain income and gains earned by a "SIFT partnership" are subject to SIFT Tax at the partnership level at a rate similar to a corporation and allocations of such income and gains to its partners will be taxed as a dividend from a taxable Canadian corporation.

        GP ULC has advised counsel that it expects that Exchange LP will be a "SIFT partnership" for each of its taxation years. As a "SIFT partnership", Exchange LP will be subject to partnership level taxation on its "taxable non-portfolio earnings" (as defined in the Tax Act), which generally include (i) income from businesses carried on by Exchange LP in Canada, (ii) income (other than taxable dividends) from "non-portfolio property" (as defined in the Tax Act), and (iii) taxable capital gains from dispositions of "non-portfolio property". The tax rate applied to the above-mentioned sources of income and gains is set at a rate equal to the "net corporate income tax rate" plus the "provincial SIFT tax rate" (each as defined in the Tax Act). If Exchange LP has "taxable non-portfolio earnings", the excess of its "taxable non-portfolio earnings" over its SIFT Tax payable for a taxation year is deemed to be a dividend received by Exchange LP in the taxation year from a taxable Canadian corporation, which deemed dividend will be allocated to holders of Exchange LP Units in accordance with the Exchange LP Partnership Agreement. The deemed dividend that is allocated to Resident Exchange LP Unitholders will qualify as an "eligible dividend" (as defined in the Tax Act). GP ULC has advised counsel that it does not expect that Exchange LP will earn any material amount of income other than taxable dividends from the BPO Common Shares held by Exchange LP. As a result, GP ULC does not expect that Exchange LP will be liable for any material amount of SIFT Tax for any taxation year. This summary assumes that Exchange LP will not be liable to pay SIFT Tax in any taxation year on the basis that it is not expected to earn any "taxable non-portfolio earnings". However, no assurance can be given in this regard. The tax consequences of holding Exchange LP Units described in this summary are qualified in their entirety by Exchange LP being a "SIFT partnership" for each of its taxation years but not being liable for SIFT Tax for any taxation year.

  (b)
  Computation of Income or Loss

        Exchange LP is not subject to tax under the Tax Act. Each Resident Exchange LP Unitholder will be required to include in computing its income for a particular taxation year its share of the income or loss of Exchange LP, as the case may be, for its fiscal year ending in, or coincidentally with the end of, the Resident Exchange LP Unitholder's taxation year, whether or not any of that income is distributed to the Resident Exchange LP Unitholder in the taxation year. For this purpose, the income or loss of Exchange LP will be computed for each fiscal year as if Exchange LP was a separate person resident in Canada.

        In computing the income or loss of Exchange LP, deductions may be claimed in respect of reasonable costs and expenses incurred by Exchange LP to earn income from its investment in BPO Common Shares. The net income or loss of Exchange LP for a fiscal year will be allocated to the partners of Exchange LP in the manner set out in the Exchange LP Partnership Agreement, subject to the detailed rules in the Tax Act in that regard.

        GP ULC expects that the income of the Exchange LP will consist only of taxable dividends received on the BPO Common Shares held by Exchange LP. A Resident Exchange LP Unitholder's share of taxable dividends received or considered to be received by Exchange LP in a fiscal year on the BPO Common Shares held by Exchange LP will be treated as a dividend received by the Resident Exchange LP Unitholder and will be subject to the normal rules in the Tax Act applicable to such dividends, including the enhanced gross-up and dividend tax credit for eligible dividends when the dividend received by Exchange LP is designated as an "eligible dividend".

        If Exchange LP incurs losses for tax purposes, each Resident Exchange LP Unitholder will be entitled to deduct in the computation of its income for tax purposes its share of any such losses for any fiscal year to the extent that its investment is "at-risk" within the meaning of the Tax Act. In general, the amount "at-risk" for an investor in a limited partnership for any taxation year will be the adjusted cost base of the investor's partnership interest at the end of the year, plus any income allocated to the limited partner for the year, less any amount owing by the limited partner (or a person with whom the limited partner does not deal at arm's length) to Exchange LP (or to a person with whom Exchange LP does not deal at arm's length) and less the amount of any benefit that a limited partner (or a person with whom the limited partner does not deal at arm's length) is entitled to receive or obtain for the purpose of reducing, in whole or in part, any loss of the limited partner from the investment. The Exchange LP Support Agreement could give rise to a benefit for purposes of the "at-risk" rules, however, GP ULC has advised counsel that it expects that the value of any such benefit would be nominal.

  (c)
  Disposition of Exchange LP Units

        The disposition by a Resident Exchange LP Unitholder of an Exchange LP Unit, including on a redemption or exchange of Exchange LP Units for BPY Units pursuant to the Resident Exchange LP Unitholder's right of retraction, Exchange LP's right of redemption, or the exercise of the Retraction Call Right or Redemption Call Right by Brookfield Property Partners, will result in the realization of a capital gain (or capital loss) by such Resident Exchange LP Unitholder in the amount, if any, by which the proceeds of disposition of the Exchange LP Unit, net of any reasonable costs of disposition, exceed (or are less than) the Resident Exchange LP Unitholder's adjusted cost base of such Exchange LP Unit. The proceeds of disposition of an Exchange LP Unit on a redemption or exchange of Exchange LP Units for BPY Units will be equal to the fair market value of the BPY Units received on such redemption or exchange. In general, the adjusted cost base of a Resident Exchange LP Unitholder's Exchange LP Units will be equal to: (i) the cost of the Exchange LP Units pursuant to the Joint Tax Election as described above (excluding any portion thereof financed with limited recourse indebtedness); plus (ii) the pro-rata share of Exchange LP's income allocated to the Resident Exchange LP Unitholder for Exchange LP's fiscal years ending before the relevant time; less (iii) the aggregate of the pro-rata share of Exchange LP's losses allocated to the Resident Exchange LP Unitholder (other than losses that cannot be deducted because they exceed the Resident Exchange LP Unitholder's "at-risk" amount) for Exchange LP's fiscal years ending before the relevant time; and less (iv) the Resident Exchange LP Unitholder's distributions received from Exchange LP before the relevant time. On a redemption of an Exchange LP Unit pursuant to the Resident Exchange LP Unitholder's right of retraction or Exchange LP's right of redemption, the proceeds of disposition of the Exchange LP Unit will not include any Distribution Amount paid in connection with the redemption of the Exchange LP Unit but the Resident Exchange LP Unitholder's adjusted cost base of the Exchange LP Unit will be reduced by such amount. On a redemption of an Exchange LP Unit pursuant to the exercise of the Retraction Call Right or Redemption Call Right by Brookfield Property Partners the proceeds of disposition of the Exchange LP Unit will include any Distribution Amount paid in connection with the redemption of the Exchange LP Unit, but the Resident Exchange LP Unitholder's adjusted cost base of the Exchange LP Unit will not be reduced by such amount. The adjusted cost base of each Exchange LP Unit will be subject to the averaging provisions contained in the Tax Act.

        Where a Resident Exchange LP Unitholder disposes of all of its Exchange LP Units, it will no longer be a partner of Exchange LP. If, however, a Resident Exchange LP Unitholder is entitled to receive a distribution from Exchange LP after the disposition of all of its Exchange LP Units, then the Resident Exchange LP Unitholder will be deemed to dispose of the Exchange LP Units at the later of (i) the end of Exchange LP's fiscal year during which the disposition occurred; and (ii) the date of the last distribution made by Exchange LP to which the Resident Exchange LP Unitholder was entitled. Pursuant to the Tax Act, the pro-rata share of Exchange LP's income (or loss) for tax purposes for a particular fiscal year which is allocated to a Resident Exchange LP Unitholder who has ceased to be a partner will generally be added (or deducted) in the computation of the adjusted cost base of the Resident Exchange LP Unitholder's Exchange LP Units immediately prior to the time of the disposition. Resident Exchange LP Unitholders should consult their own tax advisors for advice with respect to the specific tax consequences to them of disposing of Exchange LP Units.

        A Resident Exchange LP Unitholder will realize a deemed capital gain if, and to the extent that, the adjusted cost base of the Resident Exchange LP Unitholder's Exchange LP Units is negative at the end of any fiscal year of Exchange LP. In such a case, the adjusted cost base of the Resident Exchange LP Unitholder's Exchange LP Units will be nil at the beginning of Exchange LP's next fiscal year.

        For a description of the tax treatment of capital gains and capital losses under the Tax Act, see "— Taxation of Capital Gains and Capital Losses" below. Special rules in the Tax Act may apply to disallow the one-half treatment on all or a portion of a capital gain realized on a disposition of Exchange LP Units to a tax-exempt person or a non-resident person. Resident Exchange LP Unitholders contemplating such a disposition should consult their own tax advisors in this regard.

Holders of BPO Class A Preferred Shares

        The following portion of the summary is applicable to Resident Securityholders who currently hold BPO Class A Preferred Shares ("Resident BPO Class A Preferred Shareholders").

        Pursuant to the Arrangement, the BPO Class A Preferred Shares, other than BPO Class A Preferred Shares held by a Purchaser or one of its subsidiaries, will be redeemed. Upon the redemption of the BPO Class A Preferred Shares, a Resident BPO Class A Preferred Shareholder will generally be deemed to have received a taxable dividend on each BPO Class A Preferred Share equal to the amount, if any, paid by BPO for the BPO Class A Preferred Share in excess of the paid-up capital of the BPO Class A Preferred Share at such time, as computed for purposes of the Tax Act. BPO has advised counsel that it estimates that the paid-up capital of each BPO Class A Preferred Share is C$1.11111.

        Any such deemed dividend received by a Resident BPO Class A Preferred Shareholder that is an individual (other than certain trusts) will be included in the individual's income and generally will be subject to the gross-up and dividend tax credit rules normally applicable to taxable dividends received by individuals from taxable Canadian corporations, including the enhanced gross-up and dividend tax credit where the deemed dividend is designated by BPO as an "eligible dividend" in accordance with the Tax Act. There may be limitations on BPO's ability to designate the deemed dividend as an "eligible dividend". Dividends received by individuals (other than certain trusts) may give rise to alternative minimum tax.

        Any such deemed dividend received by a Resident BPO Class A Preferred Shareholder that is a corporation will be included in computing the corporation's income and will generally be deductible in computing the corporation's taxable income. However, in certain circumstances, a dividend may be deemed to be proceeds of disposition and not a dividend to a Resident BPO Class A Preferred Shareholder that is a corporation.

        A Resident BPO Class A Preferred Shareholder that is a "private corporation" or a "subject corporation" will generally be liable to pay a 33 1/3% refundable tax under Part IV of the Tax Act on any deemed dividend received by it on the redemption of a BPO Class A Preferred Share, to the extent such dividend is deductible in computing its taxable income. Where Part IV.1 tax (as discussed below) also applies to the deemed dividend received by a corporation, the rate of Part IV tax payable by the corporation is reduced to 23 1/3%. Tax under Part IV of the Tax Act will generally be refunded to the corporation at a rate of C$1.00 for every C$3.00 of taxable dividends paid while it is a "private corporation" or a "subject corporation".

        A Resident BPO Class A Preferred Shareholder that is a corporation other than a "private corporation" or a "financial intermediary corporation" (as defined in the Tax Act) will generally be subject to a 10% tax under Part IV.1 of the Tax Act in respect of any deemed dividend received by it on the redemption of a BPO Class A Preferred Share, to the extent that such dividend is deductible in computing its taxable income.

        On the redemption of the BPO Class A Preferred Shares, a Resident BPO Class A Preferred Shareholder will also be considered to have disposed of each BPO Class A Preferred Share for proceeds of disposition equal to the amount paid by BPO for the BPO Class A Preferred Share less the amount of any deemed dividend, and will realize a capital gain (or a capital loss) to the extent that such proceeds of disposition, net any reasonable costs of disposition, exceed (or are less than) such Resident BPO Class A Preferred Shareholder's adjusted cost base of such BPO Class A Preferred Share. Any such capital loss realized by a Resident BPO Class A Preferred Shareholder that is a corporation (or certain partnerships or trusts of which a corporation is a member or beneficiary) will be reduced by the amount of dividends or deemed dividends (including any deemed dividend arising on the redemption) received on such Resident BPO Class A Preferred Shareholder's BPO Class A Preferred Share, to the extent and in the circumstances provided for under the Tax Act. For a description of the tax treatment of capital gains and capital losses under the Tax Act, see "— Taxation of Capital Gains and Capital Losses" below.

Holders of BPO Convertible Preferred Shares

        The following portion of the summary is applicable to Resident Securityholders who currently hold BPO Convertible Preferred Shares ("Resident BPO Convertible Preferred Shareholders").

  Exchange of BPO Convertible Preferred Shares for BOP Split Senior Preferred Shares

        Pursuant to the Arrangement, a Resident BPO Convertible Preferred Shareholder may elect to receive the relevant BOP Split Senior Preferred Shares in exchange for the Resident BPO Convertible Preferred Shareholder's relevant BPO Convertible Preferred Shares (such electing Resident Preferred Shareholder is referred to herein as an "Exchanging Preferred Shareholder"). Such exchange will result in a disposition of the relevant BPO Convertible Preferred Shares by the Exchanging Preferred Shareholder but the Exchanging Preferred Shareholder will not recognize a capital gain (or capital loss) on such disposition unless it chooses to recognize a capital gain (or capital loss) by including such capital gain (or capital loss) in computing its income for the taxation year in which the exchange takes place, as described below. BOP Split Amalco will not make a joint election under section 85 of the Tax Act with any Exchanging Preferred Shareholder in connection with the Arrangement.

        Where an Exchanging Preferred Shareholder does not choose to recognize a capital gain (or capital loss) in respect of the disposition, such Exchanging Preferred Shareholder will be deemed to have disposed of the relevant BPO Convertible Preferred Shares for proceeds of disposition equal to the Exchanging Preferred Shareholder's adjusted cost base of the relevant BPO Convertible Preferred Shares so exchanged, determined immediately before the exchange, and the Exchanging Preferred Shareholder will be deemed to have acquired the relevant BOP Split Senior Preferred Shares at an aggregate cost equal to such proceeds of disposition. The adjusted cost base of each BOP Split Senior Preferred Share will be subject to the averaging provisions contained in the Tax Act on a series by series basis.

        Where an Exchanging Preferred Shareholder chooses to recognize a capital gain (or capital loss), the Exchanging Preferred Shareholder will realize a capital gain (or a capital loss) to the extent that the aggregate fair market value of the relevant BOP Split Senior Preferred Shares received, net of any reasonable costs of disposition, exceeds (or is less than) the Exchanging Preferred Shareholder's aggregate adjusted cost base of the relevant BPO Convertible Preferred Shares. For a description of the tax treatment of capital gains and capital losses under the Tax Act, see "— Taxation of Capital Gains and Capital Losses" below. In such case, the cost of the relevant BOP Split Senior Preferred Shares acquired on the exchange will be equal to the fair market value thereof. The adjusted cost base of each BOP Split Senior Preferred Share will be subject to the averaging provisions contained in the Tax Act on a series by series basis.

  Holding and Disposing of BOP Split Senior Preferred Shares

        Resident BPO Convertible Preferred Shareholders whose relevant BPO Convertible Preferred Shares are exchanged for relevant BOP Split Senior Preferred Shares are referred to in this portion of the summary as "Resident BOP Split Senior Preferred Shareholders". This portion of the summary is not applicable to a Resident BOP Split Senior Preferred Shareholder that is a corporation that, together with persons with whom the Resident BOP Split Senior Preferred Shareholder does not deal at arm's length for purposes of the Tax Act and "specified persons" (as defined in the Tax Act for purposes of subsection 112(2.21) of the Tax Act) in relation to the Resident BOP Split Senior Preferred Shareholder, holds more than 10% of the issued and outstanding BOP Split Senior Preferred Shares at the time any dividends are paid on such shares. Such Resident BOP Split Senior Preferred Shareholders should consult their own tax advisors.

  (a)
  Dividends

        Dividends received on the BOP Split Senior Preferred Shares by a Resident BOP Split Senior Preferred Shareholder will be included in computing such holder's income. In the case of a Resident BOP Split Senior Preferred Shareholder that is an individual, dividends will be subject to the gross-up and dividend tax credit rules under the Tax Act normally applicable to taxable dividends received from a taxable Canadian corporation. Such dividends will be eligible for the enhanced gross-up and dividend tax credit if BOP Split Amalco designates the dividends as "eligible dividends". There may be limitations on BOP Split Amalco's ability to designate dividends as "eligible dividends".

        Dividends received on the BOP Split Senior Preferred Shares by a Resident BOP Split Senior Preferred Shareholder that is a corporation will generally be deductible by the corporation in computing its taxable income.

        A Resident BOP Split Senior Preferred Shareholder that is a "private corporation" or a "subject corporation" will generally be liable to pay a 33 1/3% refundable tax under Part IV of the Tax Act on dividends received by it on the BOP Split Senior Preferred Shares, to the extent such dividends are deductible in computing its taxable income. Where Part IV.l tax (as discussed below) also applies to dividends received by a corporation, the rate of Part IV tax payable by the corporation is reduced to 23 1/3%. Tax under Part IV of the Tax Act is generally refunded to the corporation at a rate of C$1.00 of refund for every C$3.00 of taxable dividends paid while it is a "private corporation" or a "subject corporation".

        A Resident BOP Split Senior Preferred Shareholder that is a corporation other than a "private corporation" or a "financial intermediary corporation" will generally be subject to a 10% tax under Part IV.1 of the Tax Act in respect of any dividends received by it on the BOP Split Senior Preferred Shares, to the extent that such dividends are deductible in computing its taxable income.

        Dividends paid to a Resident BOP Split Senior Preferred Shareholder who is an individual (other than certain trusts) may give rise to a liability for alternative minimum tax.

  (b)
  Dispositions

        A Resident BOP Split Senior Preferred Shareholder that disposes of, or is deemed to dispose of, a BOP Split Senior Preferred Share, including a disposition to BOP Split Amalco (whether on a retraction, redemption, or otherwise), will realize a capital gain (or a capital loss) to the extent that the proceeds of disposition, net of any reasonable costs of disposition, exceed (or are less than) the Resident BOP Split Senior Preferred Shareholder's adjusted cost base of such BOP Split Senior Preferred Share. Any such capital loss realized by a Resident BPO Senior Preferred Shareholder that is a corporation (or certain partnerships or trusts of which a corporation is a member or beneficiary) will be reduced by the amount of dividends received on the BOP Split Senior Preferred Shares, to the extent and in the circumstances provided for under the Tax Act. For a description of the tax treatment of capital gains and capital losses under the Tax Act, see "— Taxation of Capital Gains and Capital Losses" below.

  Modification to Terms of BPO Convertible Preferred Shares

        Pursuant to the Arrangement, the terms of the BPO Convertible Preferred Shares that are not exchanged for BOP Split Senior Preferred Shares will be modified so that the remaining BPO Convertible Preferred Shares become exchangeable for BPY Units. No capital gain (or capital loss) will be realized by Resident BPO Convertible Preferred Shareholders as a result of the modification of the terms of the BPO Convertible Preferred Shares.

  Holding and Disposing of BPO Convertible Preferred Shares

1.
Dividends

        Dividends received on the BPO Convertible Preferred Shares by a Resident BPO Convertible Preferred Shareholder will be included in such holder's income. In the case of a Resident BPO Convertible Preferred Shareholder that is an individual, dividends will be subject to the gross-up and dividend tax credit rules under the Tax Act normally applicable to taxable dividends received from a taxable Canadian corporation. Such dividends will be eligible for the enhanced gross-up and dividend tax credit if BPO designates the dividends as "eligible dividends". There may be limitations on BPO's ability to designate dividends as "eligible dividends". Dividends received by individuals (other than certain trusts) may give rise to alternative minimum tax.

        Dividends received on the BPO Convertible Preferred Shares by a Resident BPO Convertible Preferred Shareholder that is a corporation will generally be deductible by the corporation in computing its taxable income.

        The BPO Convertible Preferred Shares are "taxable preferred shares" as defined in the Tax Act. The terms of the BPO Convertible Preferred Shares require BPO to make the necessary election under Part VI.1 of the Tax Act so that Resident BPO Convertible Preferred Shareholders that are corporations will not be subject to tax under Part IV.1 of the Tax Act on dividends received on the BPO Convertible Preferred Shares.

        A Resident BPO Convertible Preferred Shareholder that is a "private corporation" or a "subject corporation" will generally be liable to pay a 33 1/3% refundable tax under Part IV of the Tax Act on dividends received by it on the BPO Convertible Preferred Shares to the extent such dividends are deductible in computing its taxable income. This tax will generally be refunded to the corporation at a rate of C$1.00 for every C$3.00 of taxable dividends paid while it is a "private corporation" or "subject corporation".

2.
Redemption

        If a BPO Convertible Preferred Share is redeemed or otherwise acquired by BPO (including upon the exercise of a right of conversion where Brookfield Property Partners does not exercise its conversion call right) otherwise than by a purchase in the open market in the manner in which shares are normally purchased by a member of the public in the open market, a Resident BPO Convertible Preferred Shareholder will generally be deemed to have received a taxable dividend equal to the amount, if any, paid by BPO (either in cash or BPY Units) for the BPO Convertible Preferred Share in excess of the paid-up capital of the BPO Convertible Preferred Share at such time, as computed for purposes of the Tax Act. The amount paid by BPO for the BPO Convertible Preferred Share on a redemption or other acquisition by BPO will be equal to the fair market value of any BPY Units and/or the amount of any cash received by the Resident BPO Convertible Preferred Shareholder. In the case of a Resident BPO Convertible Preferred Shareholder that is a corporation, it is possible that in certain circumstances all or part of the deemed dividend may be treated as proceeds of disposition and not a dividend. Any such deemed dividend will be subject to the same tax treatment as discussed above under " — Dividends."

        The Resident BPO Convertible Preferred Shareholder will also be considered to have disposed of the BPO Convertible Preferred Share for proceeds of disposition equal to the amount paid by BPO for the BPO Convertible Preferred Share less the amount of any deemed dividend, and will realize a capital gain (or a capital loss) to the extent that such proceeds of disposition, net any reasonable costs of disposition, exceed (or are less than) such Resident BPO Convertible Preferred Shareholder's adjusted cost base of such BPO Convertible Preferred Share. Any such capital loss realized by a Resident BPO Convertible Preferred Shareholder that is a corporation (or certain partnerships or trusts of which a corporation is a member or beneficiary) will be reduced by the amount of dividends or deemed dividends received on such Resident BPO Convertible Preferred

Shareholder's BPO Convertible Preferred Share, to the extent and in the circumstances provided for under the Tax Act. The cost to a Resident BPO Convertible Preferred Shareholder of any BPY Units received on a redemption or other acquisition of a BPO Convertible Preferred Share by BPO will be equal to the fair market value of the BPY Units received. The adjusted cost base to a Resident BPO Convertible Preferred Shareholder of such BPY Units will be determined by averaging the cost of such BPY Units with the adjusted cost base of all other BPY Units held by the Resident BPO Convertible Preferred Shareholder as capital property at that time, in accordance with the provisions of the Tax Act in that regard. For a description of the tax treatment of capital gains and capital losses under the Tax Act, see "— Taxation of Capital Gains and Capital Losses" below.

        For a description of the tax consequences of holding and disposing of BPY Units, see "— Holding and Disposing of BPY Units" above.

3.
Dispositions

        A Resident BPO Convertible Preferred Shareholder who disposes of a BPO Convertible Preferred Share (including to Brookfield Property Partners on the exercise of its conversion call right) will generally realize a capital gain (or a capital loss) equal to the amount, if any, by which the proceeds of a disposition, net of any reasonable costs of disposition, exceed (or are less than) the Resident BPO Convertible Preferred Shareholder's adjusted cost base of the BPO Convertible Preferred Share. Any such capital loss realized by a Resident BPO Convertible Preferred Shareholder that is a corporation (or certain partnerships or trusts of which a corporation is a member or beneficiary) will be reduced by the amount of dividends or deemed dividends received on such Resident BPO Convertible Preferred Shareholder's BPO Convertible Preferred Share, to the extent and in the circumstances provided for under the Tax Act. The proceeds of disposition of a BPO Convertible Preferred Share on a disposition to Brookfield Property Partners on the exercise of its conversion call right will be equal to the fair market value of any BPY Units and any cash received by the Resident BPO Convertible Preferred Shareholder. The cost to a Resident BPO Convertible Preferred Shareholder of BPY Units acquired on the exercise of Brookfield Property Partners' conversion call right will be equal to the fair market value of the BPY Units received. The adjusted cost base to a Resident BPO Convertible Preferred Shareholder of such BPY Units will be determined by averaging the cost of such BPY Units with the adjusted cost base of all other BPY Units held by the Resident BPO Convertible Preferred Shareholder as capital property at that time, in accordance with the provisions of the Tax Act in that regard. For a description of the tax treatment of capital gains and capital losses under the Tax Act, see "— Taxation of Capital Gains and Capital Losses" below.

        For a description of the tax consequences of holding and disposing of BPY Units, see the Purchasers' Circular under the headings "Risk Factors — Risks Relating to the BPY Units — Risks Relating to Taxation of BPY — Canada" and "Certain Canadian Federal Income Tax Considerations".

Taxation of Capital Gains and Capital Losses

        One-half of the amount of any capital gain (a "taxable capital gain") realized in a taxation year must be included in income. One-half of the amount of any capital loss (an "allowable capital loss") realized in a taxation year must be deducted from taxable capital gains realized in that year. Allowable capital losses in excess of taxable capital gains in a taxation year may be carried back and deducted in any of the three preceding taxation years or carried forward and deducted in any subsequent taxation year against taxable capital gains realized in such year, to the extent and under the circumstances described in the Tax Act.

        A Resident Securityholder that is throughout the year a "Canadian-controlled private corporation" (as defined in the Tax Act) is liable to pay, in addition to tax otherwise payable under the Tax Act, a tax, a portion of which may be refundable, on certain investment income, including taxable capital gains.

        Capital gains realized by individuals (other than certain trusts) may give rise to alternative minimum tax.

Eligibility for Investment

        Provided that the BPY Units are listed on a "designated stock exchange" (which currently includes the TSX and the NYSE), the BPY Units will be a "qualified investment" under the Tax Act for Registered Plans.

        Provided that either the BOP Split Senior Preferred Shares are listed on a "designated stock exchange" or BOP Split Amalco is a "public corporation", the BOP Split Senior Preferred Shares will be a "qualified investment" under the Tax Act for a trust governed by a Registered Plan.

        Provided that either the BPO Convertible Preferred Shares are listed on a "designated stock exchange" or BPO is a "public corporation", the BPO Convertible Preferred Shares will be a "qualified investment" under the Tax Act for a trust governed by a Registered Plan.

        Notwithstanding the foregoing, the holder of a TFSA or the annuitant under an RRSP or RRIF, as the case may be, will be subject to a penalty tax if the BPY Units, BOP Split Senior Preferred Shares or BPO Convertible Preferred Shares, as applicable, are a "prohibited investment" for such Registered Plan. Generally, the BPY Units will not be a "prohibited investment" for a trust governed by a TFSA, RRSP or RRIF, provided that the holder of the TFSA or the annuitant under the RRSP or RRIF, as the case may be, deals at arm's length with Brookfield Property Partners for purposes of the Tax Act and does not have a "significant interest" (as defined in the Tax Act) for purposes of the prohibited investment rules in Brookfield Property Partners. Generally, the BOP Split Senior Preferred Shares will not be not be a "prohibited investment" for a trust governed by a TFSA, RRSP or RRIF, provided that the holder of the TFSA or the annuitant under the RRSP or RRIF, as the case may be, deals at arm's length with BOP Split Amalco for purposes of the Tax Act and does not have a "significant interest" for purposes of the prohibited investment rules in BOP Split Amalco. Generally, the BPO Convertible Preferred Shares will not be a "prohibited investment" for a trust governed by a TFSA, RRSP or RRIF, provided that the holder of the TFSA or the annuitant under the RRSP or RRIF, as the case may be, deals at arm's length with BPO for purposes of the Tax Act and does not have a "significant interest" for purposes of the prohibited investment rules in BPO. Resident Securityholders who intend to hold their BPY Units, BOP Split Senior Preferred Shares or BPO Convertible Preferred Shares, as applicable, in a TFSA, RRSP, or RRIF should consult their own tax advisors regarding the application of the foregoing "prohibited investment" rules having regard to their particular circumstances.

        The Exchange LP Units will not be a "qualified investment" for Registered Plans. Canadian Shareholders who hold their BPO Common Shares in a Registered Plan should not elect to receive Exchange LP Units pursuant to the Arrangement.

        There can be no assurance that the BPY Units, BOP Split Senior Preferred Shares or BPO Convertible Preferred Shares will continue to be listed on a "designated stock exchange" or that BOP Split Amalco or BPO will continue to be a "public corporation". There can also be no assurance that tax laws relating to "qualified investments" will not be changed. Taxes may be imposed in respect of the acquisition or holding of non-qualified investments by Registered Plans and certain other taxpayers and with respect to the acquisition or holding of "prohibited investments" by a TFSA or an RRSP or RRIF.

        Securityholders who hold their BPO Common Shares or BPO Convertible Preferred Shares or who will hold their BPY Units or BOP Split Senior Preferred Shares in a Registered Plan should consult their own tax advisors.

Securityholders Not Resident in Canada

        The following portion of the summary is generally applicable to a Securityholder who, for purposes of the Tax Act and at all relevant times, is not, and is not deemed to be, resident in Canada and who does not use or hold and is not deemed to use or hold its BPO Common Shares, BPO Convertible Preferred Shares, or BPO Class A Preferred Shares, as applicable, and will not be deemed to use or hold its BPY Units or BOP Split Senior Preferred Shares acquired pursuant to the Arrangement in connection with a business carried on in Canada (a "Non-Resident Securityholder"). This portion of the summary is not applicable to a Non-Resident Securityholder that is an insurer carrying on an insurance business in Canada and elsewhere or that is an "authorized foreign bank" (as defined in the Tax Act). Such Non-Resident Securityholders should consult their own tax advisors.

Holders of BPO Common Shares

        The following portion of the summary is applicable to Non-Resident Securityholders that currently hold BPO Common Shares ("Non-Resident BPO Common Shareholders").

  BPO Common Shares Exchanged Pursuant to the Arrangement

        A Non-Resident BPO Common Shareholder who exchanges BPO Common Shares for BPY Units and/or cash pursuant to the Arrangement will be considered to have disposed of such BPO Common Shares. A Non-Resident BPO Common Shareholder will not be subject to tax under the Tax Act in respect of any capital gain realized on the disposition of such BPO Common Shares unless such BPO Common Shares are or are deemed to constitute "taxable Canadian property" (as defined in the Tax Act) of the Non-Resident BPO Common Shareholder at the time of the disposition and the Non-Resident BPO Common Shareholder is not entitled to relief under an applicable income tax convention between Canada and the country in which the Non-Resident BPO Common Shareholder is resident.

        Provided that the BPO Common Shares are listed on a "designated stock exchange" (which currently includes the TSX and the NYSE), a BPO Common Share generally will not constitute "taxable Canadian property" of a Non-Resident BPO Common Shareholder at the time of disposition, unless, at any time during the 60-month period immediately preceding the disposition, (i)(A) the Non-Resident BPO Common Shareholder, (B) persons with whom the Non-Resident BPO Common Shareholder did not deal at arm's length, (C) pursuant to certain Tax Proposals released on July 12, 2013, partnerships in which the Non-Resident BPO Common Shareholder or a person described in (B) holds a membership interest directly or indirectly through one or more partnerships, or (D) the Non-Resident BPO Common Shareholder together with all such persons, owned 25% or more of the issued shares of any class or series of shares of the capital stock of BPO, and (ii) more than 50% of the fair market value of the BPO Common Share was derived directly or indirectly from one or any combination of real or immovable property situated in Canada, "Canadian resource property", "timber resource property" and options in respect of, or interests in, or for civil law rights in, any such properties (whether or not such properties exist). Notwithstanding the foregoing, in certain circumstances set out in the Tax Act, a BPO Common Share could be deemed to constitute "taxable Canadian property" of the Non-Resident BPO Common Shareholder. Pursuant to the Tax Proposals released on July 12, 2013, described in (i)(C) above, if a Non-Resident BPO Common Shareholder holds any BPY Units or Exchange LP Units at the time of disposition of BPO Common Shares, any shares of BPO held by Brookfield Property Partners or Exchange LP during the 60-month period immediately preceding the disposition would need to be taken into account in determining whether or not the requirements in (i) above are met.

        Even if the BPO Common Shares constitute "taxable Canadian property" of a Non-Resident BPO Common Shareholder, a taxable capital gain resulting from the disposition of the BPO Common Shares will not be included in computing the Non-Resident BPO Common Shareholder's income for purposes of the Tax Act provided that the BPO Common Shares constitute "treaty-protected property" (as defined in the Tax Act). BPO Common Shares owned by a Non-Resident BPO Common Shareholder will generally be "treaty-protected property" at the time of the disposition if the Non-Resident BPO Common Shareholder's gain from the disposition of such BPO Common Shares would, because of an applicable income tax convention to which Canada is a signatory, be exempt from tax under the Tax Act. Non-Resident BPO Common Shareholders should consult their own tax advisors with respect to the availability of any relief under the terms of an applicable income tax convention in their particular circumstances.

        In the event that the BPO Common Shares constitute "taxable Canadian property" of a Non-Resident BPO Common Shareholder and the capital gain realized upon a disposition of such BPO Common Shares pursuant to the Arrangement is not exempt from tax under the Tax Act by virtue of an applicable income tax convention, the tax consequences as described above under "— Securityholders Resident in Canada — Holders of BPO Common Shares — Exchange of BPO Common Shares for BPY Units and/or Cash" will generally apply. Such Non-Resident BPO Common Shareholders should consult their own tax advisors in this regard.

        A Non-Resident BPO Common Shareholder who disposes of BPO Common Shares pursuant to the Arrangement and whose BPO Common Shares constitute "taxable Canadian property" will be required to file a Canadian federal income tax return reporting the disposition of such BPO Common Shares in the year of disposition (unless the disposition is an "excluded disposition" (as defined in the Tax Act)). Non-Resident BPO Common Shareholders who dispose of "taxable Canadian property" should consult their own tax advisors regarding any resulting Canadian reporting requirements.

  Dissenting Non-Resident BPO Common Shareholders

        A Non-Resident BPO Common Shareholder that is a Dissenting Shareholder (a "Dissenting Non-Resident BPO Common Shareholder") will generally be subject to the same tax consequences as discussed above under "— Securityholders Not Resident in Canada — BPO Common Shares Exchanged Pursuant to the Arrangement."

        Interest awarded to a Dissenting Non-Resident BPO Common Shareholder by a court will not be subject to Canadian withholding tax.

        A Non-Resident BPO Common Shareholder who exercises Dissent Rights but who is not ultimately determined to be entitled to be paid fair value for the BPO Common Shares held by such Non-Resident BPO Common Shareholder will be deemed to have participated in the Arrangement and will receive the Arrangement Consideration. In such an event, the tax consequences as discussed above under "— Securityholders Not Resident in Canada — BPO Common Shares Exchanged Pursuant to the Arrangement" will generally apply.

  Holding and Disposing of BPY Units

        For a discussion of the Canadian federal income tax consequences to a Non-Resident BPO Common Shareholder of holding and disposing of BPY Units, see the Purchasers' Circular under the headings "Risk Factors — Risks Relating to the BPY Units — Risks Relating to Taxation of BPY — Canada" and "Certain Canadian Federal Income Tax Considerations".

Holders of BPO Class A Preferred Shares

        The following portion of the summary is applicable to Non-Resident Securityholders that currently hold BPO Class A Preferred Shares ("Non-Resident BPO Class A Preferred Shareholders").

        Pursuant to the Arrangement, the BPO Class A Preferred Shares, other than BPO Class A Preferred Shares held by a Purchaser or one of its subsidiaries, will be redeemed. Upon the redemption of BPO Class A Preferred Shares, a Non-Resident BPO Class A Preferred Shareholder will generally be deemed to have received a taxable dividend on each BPO Class A Preferred Share equal to the amount, if any, paid by BPO for the BPO Class A Preferred Share in excess of the paid-up capital of the BPO Class A Preferred Share at such time, as computed for purposes of the Tax Act. BPO has advised counsel that it estimates that the paid-up capital of each BPO Class A Preferred Share is C$1.11111.

        A Non-Resident BPO Class A Preferred Shareholder will be subject to Canadian withholding tax on the amount of any such deemed dividend received by the Non-Resident BPO Class A Preferred Shareholder as a result of the redemption. The rate of withholding is 25% of the gross amount of the dividend, subject to reduction under the terms of an applicable income tax convention between Canada and the Non-Resident BPO Class A Preferred Shareholder's country of residence.

        On the redemption of the BPO Class A Preferred Shares, a Non-Resident BPO Class A Preferred Shareholder will also be considered to have disposed of each BPO Class A Preferred Share for proceeds of disposition equal to the amount paid by BPO for the BPO Class A Preferred Share less the amount of any deemed dividend, and will realize a capital gain (or a capital loss) to the extent that such proceeds of disposition, net any reasonable costs of disposition, exceed (or are less than) the Non-Resident BPO Class A Preferred Shareholder's adjusted cost base of such BPO Class A Preferred Share. A Non-Resident BPO Class A Preferred Shareholder will not be subject to tax under the Tax Act on any capital gain realized on the disposition of the BPO Class A Preferred Share unless such BPO Class A Preferred Share is or is deemed to constitute "taxable Canadian property" of the Non-Resident BPO Class A Preferred Shareholder at the time of the disposition and the Non-Resident BPO Class A Preferred Shareholder is not entitled to relief under an applicable income tax convention between Canada and the Non-Resident BPO Class A Preferred Shareholder's country of residence.

        A BPO Class A Preferred Share generally will not constitute "taxable Canadian property" of a Non-Resident BPO Class A Preferred Shareholder at the time of disposition, unless, at any time during the 60-month period immediately preceding the disposition, more than 50% of the fair market value of the BPO Class A Preferred Share was derived directly or indirectly from one or any combination of real or immovable property situated in Canada, "Canadian resource property", "timber resource property" and options in respect of, or interests in, or for civil law rights in, any such properties (whether or not such properties exist). Notwithstanding the foregoing, in certain circumstances set out in the Tax Act, a BPO Class A Preferred Share could be deemed to constitute "taxable Canadian property" of a Non-Resident BPO Class A Preferred Shareholder.

        Even if the BPO Class A Preferred Shares constitute "taxable Canadian property" of a Non-Resident BPO Class A Preferred Shareholder, a taxable capital gain resulting from the disposition of the BPO Class A Preferred Shares will not be included in computing the Non-Resident BPO Class A Preferred Shareholder's income for purposes of the Tax Act provided that the BPO Class A Preferred Shares constitute "treaty-protected property". BPO Class A Preferred Shares owned by a Non-Resident BPO Class A Preferred Shareholder will generally be "treaty-protected property" at the time of the disposition if the Non-Resident BPO Class A Preferred Shareholder's gain from the disposition of such BPO Class A Preferred Shares would, because of an applicable income tax convention to which Canada is a signatory, be exempt from tax under the Tax Act. Non-Resident BPO Class A Preferred Shareholders should consult their own tax advisors with respect to the availability of any relief under the terms of an applicable income tax convention in their particular circumstances.

        In the event that the BPO Class A Preferred Shares constitute "taxable Canadian property" of a Non-Resident BPO Class A Preferred Shareholder and the capital gain realized upon a disposition of such BPO Class A Preferred Shares pursuant to the Arrangement is not exempt from tax under the Tax Act by virtue of an applicable income tax convention, the tax consequences as described above under "— Securityholders Resident in Canada — Redemption of BPO Class A Preferred Shares" will generally apply. Such Non-Resident BPO Class A Preferred Shareholders should consult their own tax advisors in this regard.

        A Non-Resident BPO Class A Preferred Shareholder who disposes of BPO Class A Preferred Shares pursuant to the Arrangement and whose BPO Class A Preferred Shares constitute "taxable Canadian property" will be required to file a Canadian federal income tax return reporting the disposition of such BPO Class A Preferred Shares in the year of disposition (unless the disposition is an "excluded disposition"). Furthermore, unless the BPO Class A Preferred Shares are "treaty exempt property" (as defined in the Tax Act) of the Non-Resident BPO Class A Preferred Shareholder, the notification and withholding provisions of section 116 of the Tax Act will apply to the Non-Resident BPO Class A Preferred Shareholder with the result that, among other things, unless the Non-Resident BPO Class A Preferred Shareholder has provided BPO with a clearance certificate pursuant to section 116 of the Tax Act relating to the disposition of the Non-Resident BPO Class A Preferred Shareholder's BPO Class A Preferred Shares, BPO may deduct or withhold 25% from any payment made to the Non-Resident BPO Class A Preferred Shareholders and must remit such amount to the Receiver General on account of the Non-Resident BPO Class A Preferred Shareholder's liability for tax under the Tax Act. The BPO Class A Preferred Shares will be "treaty exempt property" of the Non-Resident BPO Class A Preferred Shareholder if such shares are "treaty protected property" of the Non-Resident Class A Preferred Shareholder. Non-Resident BPO Class A Preferred Shareholders who dispose of "taxable Canadian property" should consult their own tax advisors regarding any resulting Canadian reporting requirements.

Holders of BPO Convertible Preferred Shares

        The following portion of the summary is applicable to Non-Resident Securityholders that currently hold BPO Convertible Preferred Shares ("Non-Resident BPO Convertible Preferred Shareholders").

  Exchange of BPO Convertible Preferred Shares for BOP Split Senior Preferred Shares

        Pursuant to the Arrangement, a Non-Resident BPO Convertible Preferred Shareholder may elect to receive the relevant BOP Split Senior Preferred Shares in exchange for the Non-Resident BPO Convertible Preferred Shareholder's relevant BPO Convertible Preferred Shares (such electing Non-Resident Preferred Shareholder is referred to herein as a "Non-Resident Exchanging Preferred Shareholder"). Such exchange will result in a disposition of the relevant BPO Convertible Preferred Shares by the Non-Resident Exchanging Preferred Shareholder but the Non-Resident Exchanging Preferred Shareholder will not realize a capital gain (or capital loss) on such disposition unless the relevant BPO Convertible Preferred Shares constitute "taxable Canadian property" of the Non-Resident Exchanging Preferred Shareholder that are not "treaty protected property" and the Non-Resident Exchanging Preferred Shareholder chooses to recognize a capital gain (or capital loss) by including such capital gain (or capital loss) in computing its "taxable income earned in Canada" (as defined in the Tax Act) for the taxation year in which the exchange takes place. Such Non-Resident Exchanging Preferred Shareholders should consult their own tax advisors.

        Provided that the BPO Convertible Preferred Shares are listed on a "designated stock exchange" (which currently includes the TSX and the NYSE), a BPO Convertible Preferred Share generally will not constitute "taxable Canadian property" of a Non-Resident Exchanging Preferred Shareholder at the time of disposition, unless, at any time during the 60-month period immediately preceding the disposition, (i) (A) the Non-Resident Exchanging Preferred Shareholder, (B) persons with whom the Non-Resident Exchanging Preferred Shareholder did not deal at arm's length, (C) pursuant to certain Tax Proposals released on July 12, 2013, partnerships in which the Non-Resident Exchanging Preferred Shareholder or a person described in (B) holds a membership interest directly or indirectly through one or more partnerships, or (D) the Non-Resident Exchanging Preferred Shareholder together with all such persons, owned 25% or more of the issued shares of any class or series of shares of the capital stock of BPO, and (ii) more than 50% of the fair market value of the BPO Convertible Preferred Shares was derived directly or indirectly from one or any combination of real or immovable property situated in Canada, "Canadian resource property", "timber resource property" and options in respect of, or interests in, or for civil law rights in, any such properties (whether or not such properties exist). Notwithstanding the foregoing, in certain circumstances set out in the Tax Act, the BPO Convertible Preferred Shares could be deemed to constitute "taxable Canadian property" of the Non-Resident Exchanging Preferred Shareholder. Pursuant to the Tax Proposals released on July 12, 2013, described in (i)(C) above, if a Non-Resident Exchanging Preferred Shareholder holds any BPY Units or Exchange LP Units at the time of disposition of BPO Convertible Preferred Shares, any shares of BPO held by Brookfield Property Partners or Exchange LP during the 60-month period immediately preceding the disposition would need to be taken into account in determining whether or not the requirements in (i) above are met.

        Even if the BPO Convertible Preferred Shares constitute "taxable Canadian property" of a Non-Resident Exchanging Preferred Shareholder, the BPO Convertible Preferred Shares owned by a Non-Resident BPO Convertible Preferred Shareholder will generally be "treaty-protected property" at the time of the disposition if the Non-Resident Exchanging Preferred Shareholder's gain from the disposition of such BPO Convertible Preferred Shares would, because of an applicable income tax convention to which Canada is a signatory, be exempt from tax under the Tax Act. Non-Resident Exchanging Preferred Shareholders should consult their own tax advisors with respect to the availability of any relief under the terms of an applicable income tax convention in their particular circumstances.

        A Non-Resident Exchanging Preferred Shareholder who disposes of BPO Convertible Preferred Shares pursuant to the Arrangement and whose BPO Convertible Preferred Shares constitute "taxable Canadian property" will be required to file a Canadian federal income tax return reporting the disposition of such BPO Convertible Preferred Shares in the year of disposition (unless the disposition is an "excluded disposition"). Non-Resident Exchanging Preferred Shareholders who dispose of "taxable Canadian property" should consult their own tax advisors regarding any resulting Canadian reporting requirements.

        Pursuant to the provisions of the Tax Act, where BPO Convertible Preferred Shares constitute "taxable Canadian property" of a Non-Resident Exchanging Preferred Shareholder, any BOP Split Senior Preferred Shares received by the Non-Resident Exchanging Preferred Shareholder who exchanges such BPO Convertible Preferred Shares for BOP Spit Senior Preferred Shares utilizing the rollover available under section 85.1 of the Tax Act will be deemed to constitute "taxable Canadian property" to the Non-Resident Exchanging Preferred Shareholder. The result is that such Non-Resident Exchanging Preferred Shareholder may be subject to tax under the Tax Act on gains realized on a future disposition of any BOP Split Senior Preferred Shares so long as the BOP Split Senior Preferred Shares constitute "taxable Canadian property" of the Non-Resident Exchanging Preferred Shareholder.

  Holding and Disposing of BOP Split Senior Preferred Shares

        Non-Resident BPO Convertible Preferred Shareholders whose relevant BPO Convertible Preferred Shares are exchanged for relevant BOP Split Senior Preferred Shares are referred to in this portion of the summary as "Non-Resident BOP Split Senior Preferred Shareholders".

1.
Dividends

        Dividends paid or credited or deemed to be paid or credited on the BOP Split Senior Preferred Shares to a Non-Resident BOP Split Senior Preferred Shareholder will be subject to Canadian withholding tax. The rate of withholding is 25% of the gross amount of the dividend, subject to reduction under the terms of an applicable income tax convention between Canada and the Non-Resident BOP Split Senior Preferred Shareholder's country of residence.

2.
Dispositions

        A Non-Resident BOP Split Senior Preferred Shareholder will not be subject to tax under the Tax Act in respect of any capital gain realized on a disposition of BOP Split Senior Preferred Shares (including on a redemption pursuant to the terms and conditions of the BOP Split Senior Preferred Shares) unless the BOP Split Senior Preferred Shares constitute "taxable Canadian property" of the Non-Resident BOP Split Senior Preferred Shareholder at the time of the disposition and the Non-Resident BOP Split Senior Preferred Shareholder is not entitled to relief under an applicable income tax convention.

        Provided that the BOP Split Senior Preferred Shares are listed on a "designated stock exchange" (which currently includes the TSX and the NYSE), a BOP Split Senior Preferred Share generally will not constitute "taxable Canadian property" of a Non-Resident BOP Split Senior Preferred Shareholder at the time of disposition, unless, at any time during the 60-month period immediately preceding the disposition, (i)(A) the Non-Resident BOP Split Senior Preferred Shareholder, (B) persons with whom the Non-Resident BOP Split Senior Preferred Shareholder did not deal at arm's length, (C) pursuant to certain Tax Proposals released on July 12, 2013, partnerships in which the Non-Resident BOP Split Senior Preferred Shareholder or a person described in (B) holds a membership interest directly or indirectly through one or more partnerships, or (D) the Non-Resident BOP Split Senior Preferred Shareholder together with all such persons, owned 25% or more of the issued shares of any class or series of shares of the capital stock of BOP Split Amalco, and (ii) more than 50% of the fair market value of the BOP Split Senior Preferred Shares was derived directly or indirectly from one or any combination of real or immovable property situated in Canada, "Canadian resource property", "timber resource property" and options in respect of, or interests in, or for civil law rights in, any such properties (whether or not such properties exist). Notwithstanding the foregoing, in certain circumstances set out in the Tax Act, the BOP Split Senior Preferred Shares could be deemed to constitute "taxable Canadian property" of the Non-Resident BOP Split Senior Preferred Shareholder, including where the BPO Convertible Preferred Shares exchanged therefor, as described under "— Exchange of BPO Convertible Preferred Shares for BOP Split Senior Preferred Shares" above, were "taxable Canadian property". Pursuant to the Tax Proposals released on July 12, 2013, described in (i)(C) above, if a Non-Resident BOP Split Senior Preferred Shareholder holds any BPY Units or Exchange LP Units at the time of disposition of BOP Split Senior Preferred Shares, any shares of BPO held by Brookfield Property Partners or Exchange LP during the 60-month period immediately preceding the disposition would need to be taken into account in determining whether or not the requirements in (i) above are met.

        Even if the BOP Split Senior Preferred Shares constitute "taxable Canadian property" of a Non-Resident BOP Split Senior Preferred Shareholder, a taxable capital gain resulting from the disposition of the BOP Split Senior Preferred Shares will not be included in computing the Non-Resident BOP Split Senior Preferred Shareholder's income for purposes of the Tax Act provided that the BOP Split Senior Preferred Shares constitute "treaty-protected property". BOP Split Senior Preferred Shares owned by a Non-Resident BOP Split Senior Preferred Shareholder will generally be "treaty-protected property" at the time of the disposition if the gain from the disposition of such BOP Split Senior Preferred Shares would, because of an applicable income tax convention to which Canada is a signatory, be exempt from tax under the Tax Act. Non-Resident BOP Split Senior Preferred Shareholders should consult their own tax advisors with respect to the availability of any relief under the terms of an applicable income tax convention in their particular circumstances.

        In the event that the BOP Split Senior Preferred Shares constitute "taxable Canadian property" of a Non-Resident BOP Split Senior Preferred Shareholder and the capital gain realized upon a disposition of such BOP Split Senior Preferred Shares is not exempt from tax under the Tax Act by virtue of an applicable income tax convention, the tax consequences as described above under "— Holders Resident in Canada — Holding and

Disposing of BOP Split Senior Preferred Shares" will generally apply. Such Non-Resident BOP Split Senior Preferred Shareholders should consult their own tax advisors in this regard.

        A Non-Resident BOP Split Senior Shareholder who disposes of BOP Split Senior Preferred Shares and whose BOP Split Senior Preferred Shares constitute "taxable Canadian property" will be required to file a Canadian federal income tax return reporting the disposition of such BOP Split Senior Preferred Shares in the year of disposition (unless the disposition is an "excluded disposition"). Non-Resident BOP Split Senior Preferred Shareholders who dispose of "taxable Canadian property" should consult their own tax advisors regarding any resulting Canadian reporting requirements.

  Modification to terms of BPO Convertible Preferred Shares

        Pursuant to the Arrangement, the terms of the BPO Convertible Preferred Shares that are not exchanged for BOP Split Senior Preferred Shares will be modified so that the remaining BPO Convertible Preferred Shares become exchangeable for BPY Units. No capital gain (or capital loss) will be realized by Non-Resident BPO Convertible Preferred Shareholders as a result of the modification of the terms of the BPO Convertible Preferred Shares.

  Holding and Disposing of BPO Convertible Preferred Shares

1.
Dividends

        Dividends paid or credited or deemed to be paid or credited on the BPO Convertible Preferred Shares to a Non-Resident BPO Convertible Preferred Shareholder will be subject to Canadian withholding tax. The rate of withholding is 25% of the gross amount of the dividend, subject to reduction under the terms of an applicable income tax convention between Canada and the Non-Resident BPO Convertible Preferred Shareholder's country of residence.

2.
Redemption

        If a BPO Convertible Preferred Share is redeemed or otherwise acquired by BPO (including upon the exercise of a right of conversion where Brookfield Property Partners does not exercise its conversion call right) other than by a purchase in the open market in the manner in which shares are normally purchased by a member of the public in the open market, a Non-Resident BPO Convertible Preferred Shareholder will generally be deemed to have received a taxable dividend equal to the amount, if any, paid by BPO (either in cash or BPY Units) for the BPO Convertible Preferred Share in excess of the paid-up capital of the BPO Convertible Preferred Share at such time, as computed for purposes of the Tax Act. The amount paid by BPO for the BPO Convertible Preferred Share on a redemption or other acquisition by BPO will be equal to the fair market value of any BPY Units and/or the amount of any cash received by the Non-Resident BPO Convertible Preferred Shareholder. Any such deemed dividend will be subject to the same tax treatment as discussed above under "— Dividends."

        The Non-Resident BPO Convertible Preferred Shareholder will also be considered to have disposed of the BPO Convertible Preferred Share for proceeds of disposition equal to the amount paid by BPO for the BPO Convertible Preferred Share less the amount of any deemed dividend. For a discussion of the tax consequences to a Non-Resident BPO Preferred Shareholder of disposing of a BPO Convertible Preferred Share, see below under "— Dispositions."

        For a discussion of the tax consequences to a Non-Resident BPO Convertible Preferred Shareholder of holding and disposing of BPY Units acquired on a conversion of BPO Convertible Preferred Shares, see the Purchasers' Circular under the headings "Risk Factors — Risks Relating to the BPY Units — Risks Relating to Taxation of BPY — Canada" and "Certain Canadian Federal Income Tax Considerations".

3.
Dispositions

        A Non-Resident BPO Convertible Preferred Shareholder will not be subject to tax under the Tax Act in respect of any capital gain realized on a disposition of BPO Convertible Preferred Shares unless the BPO Convertible Preferred Shares constitute "taxable Canadian property" of the Non-Resident BPO Convertible

Preferred Shareholder at the time of the disposition and the Non-Resident BPO Convertible Preferred Shareholder is not entitled to relief under an applicable income tax convention.

        Provided that the BPO Convertible Preferred Shares are listed on a "designated stock exchange" (which currently includes the TSX and the NYSE), a BPO Convertible Preferred Share generally will not constitute "taxable Canadian property" of a Non-Resident BPO Convertible Preferred Shareholder at the time of disposition, unless, at any time during the 60-month period immediately preceding the disposition, (i) (A) the Non-Resident BPO Convertible Preferred Shareholder, (B) persons with whom the Non-Resident BPO Convertible Preferred Shareholder did not deal at arm's length, (C) pursuant to certain Tax Proposals released on July 12, 2013, partnerships in which the Non-Resident BPO Convertible Preferred Shareholder or a person described in (B) holds a membership interest directly or indirectly through one or more partnerships, or (D) the Non-Resident BPO Convertible Preferred Shareholder together with all such persons, owned 25% or more of the issued shares of any class or series of shares of the capital stock of BPO, and (ii) more than 50% of the fair market value of the BPO Convertible Preferred Share was derived directly or indirectly from one or any combination of real or immovable property situated in Canada, "Canadian resource property", "timber resource property" and options in respect of, or interests in, or for civil law rights in, any such properties (whether or not such properties exist). Notwithstanding the foregoing, in certain circumstances set out in the Tax Act, a BPO Convertible Preferred Share could be deemed to constitute "taxable Canadian property" of the Non-Resident BPO Convertible Preferred Shareholder. Pursuant to the Tax Proposals released on July 12, 2013, described in (i)(C) above, if a Non-Resident BPO Convertible Preferred Shareholder holds any BPY Units or Exchange LP Units at the time of disposition of BPO Convertible Preferred Shares, any shares of BPO held by Brookfield Property Partners or Exchange LP during the 60-month period immediately preceding the disposition would need to be taken into account in determining whether or not the requirements in (i) above are met.

        Even if the BPO Convertible Preferred Shares constitute "taxable Canadian property" of a Non-Resident BPO Convertible Preferred Shareholder, a taxable capital gain resulting from the disposition of the BPO Convertible Preferred Shares will not be included in computing the Non-Resident BPO Convertible Preferred Shareholder's income for purposes of the Tax Act provided that the BPO Convertible Preferred Shares constitute "treaty-protected property". BPO Convertible Preferred Shares owned by a Non-Resident BPO Convertible Preferred Shareholder will generally be "treaty-protected property" at the time of the disposition if the gain from the disposition of such BPO Convertible Preferred Shares would, because of an applicable income tax convention to which Canada is a signatory, be exempt from tax under the Tax Act. Non-Resident BPO Convertible Preferred Shareholders should consult their own tax advisors with respect to the availability of any relief under the terms of an applicable income tax convention in their particular circumstances.

        In the event that the BPO Convertible Preferred Shares constitute "taxable Canadian property" of a Non-Resident BPO Convertible Preferred Shareholder and the capital gain realized upon a disposition of such BPO Convertible Preferred Shares is not exempt from tax under the Tax Act by virtue of an applicable income tax convention, the tax consequences as described above under "— Securityholders Resident in Canada — Holding and Disposing of BPO Convertible Preferred Shares" will generally apply. Such Non-Resident BPO Convertible Preferred Shareholders should consult their own tax advisors in this regard.

        A Non-Resident BPO Convertible Preferred Shareholder who disposes of BPO Convertible Preferred Shares and whose BPO Convertible Preferred Shares constitute "taxable Canadian Property" will be required to file a Canadian federal income tax return reporting the disposition of such BPO Convertible Preferred Shares in the year of disposition (unless the disposition is an "excluded disposition"). Non-Resident BPO Convertible Preferred Shareholders who dispose of "taxable Canadian property" should consult their own tax advisors regarding any resulting Canadian reporting requirements.

        For a discussion of the tax consequences to a Non-Resident BPO Convertible Preferred Shareholder of holding and disposing of BPY Units acquired on a conversion of BPO Convertible Preferred Shares, see the Purchasers' Circular under the headings "Risk Factors — Risks Relating to the BPY Units — Risks Relating to Taxation of BPY — Canada" and "Certain Canadian Federal Income Tax Considerations".

 CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

        NOTICE PURSUANT TO U.S. TREASURY DEPARTMENT CIRCULAR 230: THIS IS TO ADVISE YOU IN ACCORDANCE WITH U.S. TREASURY REGULATIONS THAT: (I) ANY DISCUSSION OF U.S. FEDERAL TAX ISSUES SET FORTH HEREIN, INCLUDING ATTACHMENTS, IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED BY ANY TAXPAYER, FOR THE PURPOSE OF AVOIDING PENALTIES THAT MAY BE IMPOSED UNDER THE U.S. INTERNAL REVENUE CODE OF 1986, AS AMENDED; (II) SUCH DISCUSSION IS WRITTEN TO SUPPORT THE PROMOTION OR MARKETING OF THE TRANSACTIONS OR MATTERS ADDRESSED HEREIN; AND (III) EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISER.

        The following is a summary of certain material U.S. federal income tax considerations for BPO Common Shareholders regarding (i) the disposition of BPO Common Shares pursuant to the Arrangement and (ii) the ownership and disposition of BPY Units and Exchange LP Units. This summary is based on provisions of the U.S. Internal Revenue Code, on the regulations promulgated thereunder (the "U.S. Treasury Regulations"), and on published administrative rulings, judicial decisions, and other applicable authorities, all as in effect on the date hereof and all of which are subject to change at any time, possibly with retroactive effect. This summary is necessarily general and may not apply to all categories of investors, some of which may be subject to special rules, including, without limitation, persons that own (directly or indirectly, applying certain attribution rules) 5% or more of BPY Units or Exchange LP Units, persons that own or owned (directly or indirectly, applying certain constructive ownership rules) 10% or more of the outstanding BPO Common Shares, dealers in securities or currencies, financial institutions or financial services entities, mutual funds, life insurance companies, persons that hold BPY Units or Exchange LP Units as part of a straddle, hedge, constructive sale or conversion transaction with other investments, persons whose BPY Units or Exchange LP Units are loaned to a short seller to cover a short sale of BPY Units or Exchange LP Units, persons whose functional currency is not the U.S. dollar, persons who have elected mark-to-market accounting, persons who hold BPY Units or Exchange LP Units through a partnership or other entity treated as a pass-through entity for U.S. federal income tax purposes, persons for whom BPY Units or Exchange LP Units are not a capital asset, persons who are liable for the alternative minimum tax or the "Medicare" tax on net investment income, and certain U.S. expatriates or former long-term residents of the United States. This summary also does not address the tax consequences to any BPO Common Shareholder that owns, directly or constructively, any interest in Brookfield Property Partners or Exchange LP (other than BPY Units or Exchange LP Units acquired pursuant to the Arrangement). The actual tax consequences of the ownership and disposition of BPY Units or Exchange LP Units will vary depending on your individual circumstances. This summary does not address the tax consequences to any Canadian Shareholder that elects to have its BPO Common Shares purchased for cancellation by BPO, nor does this summary address the tax consequences of the disposition of BPO preferred shares pursuant to the Arrangement. This summary does not address the tax consequences to any BPO Voting Preferred Shareholder or any BPO Convertible Preferred Shareholder.

        For purposes of this discussion, a "U.S. Holder" is a beneficial owner of BPO Common Shares that is for U.S. federal income tax purposes: (i) an individual citizen or resident of the United States; (ii) a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia; (iii) an estate the income of which is subject to U.S. federal income taxation regardless of its source; or (iv) a trust (a) that is subject to the primary supervision of a court within the United States and all substantial decisions of which one or more U.S. Persons have the authority to control or (b) that has a valid election in effect under applicable U.S. Treasury Regulations to be treated as a U.S. Person. A "Non-U.S. Holder" is a beneficial owner of BPO Common Shares, other than a U.S. Holder or an entity classified as a partnership or other fiscally transparent entity for U.S. federal tax purposes.

        If a partnership holds BPY Units, the tax treatment of a partner of such partnership generally will depend upon the status of the partner and the activities of the partnership. Partners of partnerships that hold BPY Units should consult their own tax advisers.

        THIS DISCUSSION IS FOR GENERAL INFORMATION ONLY AND IS NOT INTENDED TO BE, NOR SHOULD IT BE CONSTRUED TO BE, LEGAL OR TAX ADVICE TO ANY SHAREHOLDER, AND NO OPINION OR REPRESENTATION WITH RESPECT TO THE U.S. FEDERAL INCOME TAX CONSEQUENCES TO ANY SHAREHOLDER IS MADE. EACH SHAREHOLDER SHOULD CONSULT ITS OWN TAX ADVISER REGARDING THE PARTICULAR FEDERAL, STATE, LOCAL, AND NON-U.S. TAX CONSEQUENCES TO SUCH SHAREHOLDER OF THE ARRANGEMENT. ALL HOLDERS OF BPY UNITS OR EXCHANGE LP UNITS ACQUIRED PURSUANT TO THE ARRANGEMENT SHOULD CONSULT THEIR OWN TAX ADVISERS REGARDING THE PARTICULAR FEDERAL, STATE, LOCAL, AND NON-U.S. TAX CONSEQUENCES TO THEM OF THE OWNERSHIP AND DISPOSITION OF BPY UNITS OR EXCHANGE LP UNITS.

Partnership Status of Brookfield Property Partners

        Brookfield Property Partners has made a protective election to be classified as a partnership for U.S. federal tax purposes. An entity that is treated as a partnership for U.S. federal tax purposes incurs no U.S. federal income tax liability. Instead, each partner is required to take into account its allocable share of items of income, gain, loss, deduction, or credit of the partnership in computing its U.S. federal income tax liability, regardless of whether cash distributions are made. Distributions of cash by a partnership to a partner generally are not taxable unless the amount of cash distributed to a partner is in excess of the partner's adjusted basis in its partnership interest.

        An entity that would otherwise be classified as a partnership for U.S. federal income tax purposes may nonetheless be taxable as a corporation if it is a "publicly traded partnership", unless an exception applies. Brookfield Property Partners is publicly traded. However, an exception, referred to as the "Qualifying Income Exception", exists with respect to a publicly traded partnership if (i) at least 90% of such partnership's gross income for every taxable year consists of "qualifying income" and (ii) the partnership would not be required to register under the U.S. Investment Company Act if it were a U.S. corporation. Qualifying income includes certain interest income, dividends, real property rents, gains from the sale or other disposition of real property, and any gain from the sale or disposition of a capital asset or other property held for the production of income that otherwise constitutes qualifying income.

        The BPY General Partner intends to manage the affairs of Brookfield Property Partners so that Brookfield Property Partners will meet the Qualifying Income Exception in each taxable year. Accordingly, the BPY General Partner believes that Brookfield Property Partners will be treated as a partnership and not as an association taxable as a corporation for U.S. federal income tax purposes. The remainder of this summary assumes that Brookfield Property Partners will be treated as a partnership for U.S. federal income tax purposes.

Disposition of BPO Common Shares Pursuant to the Arrangement

        The U.S. federal income tax consequences to a U.S. Holder of the exchange of BPO Common Shares for BPY Units pursuant to the Arrangement will depend in part on whether the exchange qualifies as tax-free under Section 721(a) of the U.S. Internal Revenue Code. For the exchange to so qualify, Brookfield Property Partners (i) must be classified as a partnership and not as an association or publicly traded partnership taxable as a corporation for U.S. federal income tax purposes and (ii) must not be treated as an investment company for purposes of Section 721(b) of the U.S. Internal Revenue Code. With respect to the classification of Brookfield Property Partners as a partnership, see the discussion above under "— Partnership Status of Brookfield Property Partners" and in the BPY 20-F in Item 10.E under "Additional Information — Taxation — U.S. Tax Considerations — Partnership Status of Our Company and the Property Partnership".

        Section 721(b) of the U.S. Internal Revenue Code provides that Section 721(a) of the U.S. Internal Revenue Code will not apply to gain realized on a transfer of property to a partnership that would be treated as an investment company (within the meaning of Section 351 of the U.S. Internal Revenue Code) if the partnership were incorporated. In general, Section 351(e) of the U.S. Internal Revenue Code and the U.S. Treasury Regulations thereunder define an investment company to mean any corporation more than 80% of the value of whose assets are held for investment and are stock or securities as defined by the statute. For purposes of this determination, the stock and securities of a corporate subsidiary are disregarded and the parent corporation is treated as owning its ratable share of the subsidiary's assets if the parent corporation owns 50% or more of the subsidiary corporation's stock by voting power or value. The U.S. Treasury Regulations also provide that whether an entity is an investment company ordinarily will be determined by reference to the circumstances in existence immediately after the transfer in question. However, where circumstances change thereafter pursuant to a plan in existence at the time of the transfer, this determination will be made by reference to the later circumstances.

        BPO and the BPY General Partner believe that the exchange of BPO Common Shares for BPY Units pursuant to the Arrangement should qualify as a tax-free exchange under Section 721(a) of the U.S. Internal Revenue Code. This conclusion is based on certain facts and circumstances, including the relative values of Brookfield Property Partners' assets, its ratable share of the assets of its subsidiaries, and the expected value of the assets of BPO that Brookfield Property Partners will be treated as owning following the consummation of the Offer and the Arrangement and the transactions contemplated therewith. Certain of these facts and circumstances are not within the control of Brookfield Property Partners. If the IRS were to prevail with the assertion, or a court were to conclude, that Brookfield Property Partners were an investment company immediately following the consummation of the exchange pursuant to the Arrangement, then Section 721(a) of the U.S. Internal Revenue Code would not apply with respect to a U.S. Holder that receives BPY Units as Arrangement consideration, and such U.S. Holder would be treated as having sold in a taxable transaction such holder's BPO Common Shares to Brookfield Property Partners for cash in an amount equal to the value of the BPY Units received.

        The following discussion assumes that the exchange of BPO Common Shares for BPY Units pursuant to the Arrangement qualifies as a tax-free exchange under Section 721(a) of the U.S. Internal Revenue Code.

U.S. Holders — General Federal Income Tax Consequences

        A U.S. Holder who receives solely cash in exchange for its BPO Common Shares pursuant to the Arrangement, including a U.S. Holder who is a Dissenting Shareholder, will be treated as having sold its BPO Common Shares for cash. A U.S. Holder who receives solely BPY Units in exchange for its BPO Common Shares pursuant to the Arrangement will be treated as having exchanged its BPO Common Shares for BPY Units. It is uncertain whether a U.S. Holder who receives a combination of cash and BPY Units in exchange for its BPO Common Shares pursuant to the Arrangement will be permitted to specifically identify the BPO Common Shares that are treated as sold for cash and the BPO Common Shares that are treated as transferred to Brookfield Property Partners in exchange for BPY Units. If such specific identification is ineffective, such U.S. Holder will be treated as having sold a single undivided portion of each BPO Common Share exchanged by such BPO Common Shareholder pursuant to the Arrangement (equal to the percentage that the amount of the cash consideration received by such shareholder in exchange for its BPO Common Shares pursuant to the Arrangement bears to the fair market value of the total consideration (that is, cash plus the fair market value of BPY Units) received by such holder in exchange for its BPO Common Shares pursuant to the Arrangement), and to have contributed to Brookfield Property Partners in exchange for BPY Units the remaining single undivided portion of each BPO Common Share exchanged by such shareholder pursuant to the Arrangement.

        Subject to the discussion below under "— U.S. Holders — Passive Foreign Investment Company Considerations", a U.S. Holder that exchanges BPO Common Shares for cash pursuant to the Arrangement, including a U.S. Holder who is a Dissenting Shareholder, generally will recognize gain or loss in an amount equal to the difference, if any, between the amount of cash received (including the amount of any cash received in lieu of a fractional BPY Unit) and the shareholder's adjusted basis in the BPO Common Shares (or single undivided portion thereof) treated as sold for cash in the transaction (as described above). Generally, any such gain or loss will be long-term capital gain or loss if the U.S. Holder's holding period for the BPO Common Shares exchanged is greater than one year upon the consummation of the exchange pursuant to the Arrangement. The deductibility of capital losses is subject to limitations.

        Under Section 721(a) of the U.S. Internal Revenue Code, a U.S. Holder that exchanges BPO Common Shares for BPY Units pursuant to the Arrangement should not recognize gain or loss with respect to BPO Common Shares treated as contributed to Brookfield Property Partners in exchange for BPY Units, except as described below under the headings "— U.S. Holders — Passive Foreign Investment Company Considerations" and "— Ownership and Disposition of BPY Units Received Pursuant to the Arrangement". The aggregate tax basis of the BPY Units received by such U.S. Holder pursuant to the Arrangement will be the same as the aggregate tax basis of the BPO Common Shares (or single undivided portion thereof) exchanged therefor, increased by such holder's share of Brookfield Property Partners liabilities, if any. The holding period of the BPY Units received in exchange for BPO Common Shares pursuant to the Arrangement will include the holding period of the BPO Common Shares surrendered in exchange therefor.

        A U.S. Holder who acquired different blocks of BPO Common Shares at different times or different prices should consult its own tax adviser regarding the manner in which gain or loss should be determined in such holder's particular circumstances and such holder's holding period in BPY Units received in exchange for BPO Common Shares pursuant to the Arrangement.

        Interest awarded by a court to a U.S. Holder who is a Dissenting Shareholder will be taxable to such holder as ordinary interest income at the time that the payments are accrued or received, in accordance with such holder's method of tax accounting. Any Canadian withholding tax imposed on such interest will be treated as a foreign income tax eligible, subject to generally applicable limitations and conditions, for credit against a U.S. Holder's federal income tax liability at the holder's election or, if not elected, for deduction in computing such holder's taxable income. Interest income generally will constitute foreign source passive category income for U.S. foreign tax credit purposes.

U.S. Holders — Passive Foreign Investment Company Considerations

        Special, generally unfavorable rules apply to the ownership and disposition of the stock of a PFIC by a shareholder that is a U.S. taxpayer. For U.S. federal income tax purposes, a foreign corporation is classified as a PFIC for each taxable year in which either (i) at least 75% of its gross income is "passive" income or (ii) at least 50% of the average value of its assets is attributable to assets that produce or are held for the production of passive income. Passive income includes dividends, royalties, rents, annuities, interest, and income equivalent to interest, as well as net gain from the sale or exchange of property that gives rise to dividends, interest, royalties, rents, or annuities and certain gain from commodities transactions. In determining whether it is a PFIC, a foreign corporation must take into account a pro-rata portion of the income and assets of each corporation in which it owns, directly or indirectly, at least 25% by value.

        Based on its organizational structure and the composition of its income and assets, BPO believes that it is not currently a PFIC and was not classified as a PFIC for 2013. However, the determination of PFIC status is fundamentally factual in nature, depends on the application of complex U.S. federal income tax rules, which are subject to differing interpretations, and generally cannot be determined until the close of the taxable year in question. Consequently, no assurance can be provided that BPO is not and has not been classified as a PFIC.

        If BPO were a PFIC for any taxable year in which a U.S. Holder held BPO Common Shares, and such U.S. Holder had not made an election under the PFIC rules with respect to its BPO Common Shares, then gain recognized by such U.S. Holder upon the disposition of BPO Common Shares pursuant to the Arrangement generally would be allocated ratably to each day in the U.S. Holder's holding period for such BPO Common Shares. The portion of such amounts allocated to the current taxable year or to a year prior to the first year in which BPO was a PFIC would be includible as ordinary income in the current taxable year. The portion of any such amounts allocated to the first year in the U.S. Holder's holding period in which BPO was a PFIC and any subsequent year or years (excluding the current year) would be taxed at the highest rate of tax applicable to ordinary income in such taxable year and would be subject to an interest charge.

        If BPO were a PFIC for any taxable year in which a U.S. Holder held BPO Common Shares, and such U.S. Holder had made a timely and effective election to treat BPO as a "qualified electing fund" (a "QEF Election") for the first taxable year of such U.S. Holder's holding period in which BPO was classified as a PFIC, then such U.S. Holder generally would not be subject to the PFIC rules described in the preceding paragraph. Instead, the U.S. federal income tax consequences of the disposition of BPO Common Shares pursuant to the Arrangement would substantially resemble the consequences described above under "— U.S. Holders — General Federal Income Tax Consequences". However, in order for a U.S. Holder to have made a QEF election with respect to such holder's BPO Common Shares, BPO would have to have provided certain information regarding its BPO Common Shareholders' pro-rata share of BPO's ordinary earnings and net capital gain as calculated for U.S. federal income tax purposes. BPO has not provided such information to its BPO Common Shareholders, and therefore BPO does not expect that any U.S. Holder will have made a timely and effective QEF Election.

        If BPO were a PFIC for any taxable year in which a U.S. Holder held BPO Common Shares, and such U.S. Holder had made a timely and effective "mark to market" election (a "Mark-to-Market Election") in the first taxable year of such U.S. Holder's holding period in which BPO was classified as a PFIC, then such U.S. Holder generally would not be subject to the PFIC rules described in the preceding paragraphs. Instead, upon the disposition of BPO Common Shares pursuant to the Arrangement, any gain recognized would be treated as ordinary income. Any loss recognized by such U.S. Holder upon the disposition of BPO Common Shares pursuant to the Arrangement would be treated as an ordinary deduction, but only to the extent of the ordinary income that such holder had included pursuant to the Mark-to-Market Election in prior taxable years.

        The PFIC rules are complex and may have a significant adverse effect on the U.S. federal income tax consequences of the Arrangement to a U.S. Holder. Accordingly, each U.S. Holder should consult its own tax advisers regarding the possible classification of BPO as a PFIC and the application of the PFIC rules in light of such holder's particular circumstances.

Non-U.S. Holders

        Subject to the discussion below under "— Information Reporting and Backup Withholding", a Non-U.S. Holder generally will not recognize gain or loss for U.S. federal income tax purposes upon the exchange of BPO Common Shares for any combination of BPY Units, Exchange LP Units, or cash pursuant to the Arrangement, unless (i) such gain is effectively connected with the conduct of a trade or business in the United States or (ii) such Non-U.S. Holder is an individual and has been present in the United States for 183 days or more in the taxable year of such exchange and certain other conditions are met.

Information Reporting and Backup Withholding

        U.S. Holders may be subject to information withholding and may be subject to backup withholding, currently at the rate of 28%, on any cash payments received in exchange for BPO Common Shares. Backup withholding generally will not apply, however, to a U.S. Holder who (i) furnishes a correct taxpayer identification number and certifies on IRS Form W-9 (or substitute form) that such holder is not subject to backup withholding or (ii) is otherwise exempt from backup withholding. Non-U.S. Holders generally will not be subject to U.S. information reporting or backup withholding. However, Non-U.S. Holders may be required to provide certification of non-U.S. status (generally, on IRS Form W-8BEN) in connection with payments received in the United States or through certain U.S.-related financial intermediaries.

        Backup withholding is not an additional tax. Any amounts withheld from a payment to a BPO Common Shareholder under the backup withholding rules may be credited against the BPO Common Shareholder's U.S. federal income tax liability, and a BPO Common Shareholder may obtain a refund of any excess amounts withheld by filing the appropriate claim for refund with the IRS in a timely manner and furnishing any required information.

Ownership and Disposition of BPY Units Received Pursuant to the Arrangement

        For a general discussion of the tax consequences to a U.S. Holder of owning and disposing of BPY Units received in exchange for BPO Common Shares pursuant to the Arrangement, see the discussion in the BPY Form 20-F in Item 10.E under "Additional Information — Taxation — U.S. Tax Considerations — Consequences to U.S. Holders". In addition to the tax consequences discussed therein, a U.S. Holder that receives and holds BPY Units as a result of the Arrangement will be subject to special rules that may result in such U.S. Holder recognizing additional taxable gain or income.

        Under Section 704(c)(1) of the U.S. Internal Revenue Code, if appreciated property is contributed to a partnership, the contributing partner must recognize any gain that was realized but was not recognized for U.S. federal income tax purposes with respect to the property at the time of the contribution (referred to as

"built-in gain") if the partnership sells such property at any time thereafter or distributes such property to another partner within seven years of the contribution in a transaction that does not otherwise result in the recognition of "built-in gain" by the partnership. In addition, Section 737 of the U.S. Internal Revenue Code may require the recognition of a contributing partner's deferred "built-in gain" upon the distribution by the partnership to that contributing partner of other partnership property (other than money) within seven years of the contribution of the appreciated property to the partnership. If Brookfield Property Partners were subsequently to engage in a transaction described in either Section 704(c)(1) or Section 737 of the U.S. Internal Revenue Code, a U.S. Holder treated as contributing all or a portion of its BPO Common Shares to Brookfield Property Partners may be required to recognize such "built-in gain" with respect to such BPO Common Shares.

        Section 707(a) of the U.S. Internal Revenue Code and the U.S. Treasury Regulations thereunder create a presumption that any distributions of cash or other property made to a partner that contributed property within two years of the distribution will be treated as a payment in consideration for the property otherwise treated as contributed to the partnership in exchange for a partnership interest, with certain limited exceptions, including an exception for "operating cash flow distributions". For this purpose, an "operating cash flow distribution" is any distribution, including, but not limited to, a complete or partial redemption distribution, that does not exceed the product of the "net cash flow from operations" (as defined in the applicable U.S. Treasury Regulations) of the partnership for the year multiplied by the lesser of the partner's percentage interest in overall partnership profits for that year or the partner's percentage interest in overall partnership profits for the life of the partnership. If Brookfield Property Partners makes a distribution within two years of the Arrangement that does not qualify for one of the specific exceptions, Brookfield Property Partners will disclose that distribution to the IRS on behalf of the former BPO Common Shareholders and will bear the burden of demonstrating that facts and circumstances clearly establish that the distribution was not part of a deemed sale transaction. If such a disclosure is required with respect to a quarterly distribution made to all BPY Unitholders, Brookfield Property Partners intends to take the position that the distribution is not a part of a sale for tax purposes. However, the IRS may disagree with this position. If a distribution to a U.S. Holder within two years of the Arrangement is treated as part of a deemed sale transaction under Section 707(a) of the U.S. Internal Revenue Code, such U.S. Holder will recognize gain or loss in an amount equal to the difference between (i) the amount of cash and the fair market value of the property received and (ii) such U.S. Holder's adjusted tax basis in the BPO Common Shares deemed to have been sold. Such gain or loss will be recognized in the year of the Arrangement, and, if such U.S. Holder has already filed a tax return for the year of the Arrangement, such holder may be required to file an amended return. In such a case, the U.S. Holder may also be required to report some amount of imputed interest income.

        Accordingly, even if the Arrangement is treated as a tax-deferred contribution of a portion of BPO Common Shares to Brookfield Property Partners in exchange for BPY Units under Section 721(a) of the U.S. Internal Revenue Code, a U.S. Holder could be required to recognize part or all of the "built-in gain" in its BPO Common Shares deferred as a result of the Arrangement if Brookfield Property Partners (i) sells or otherwise disposes of, or is considered to sell or otherwise to dispose of, BPO Common Shares in a taxable transaction at any time, (ii) distributes any BPO Common Shares to another BPY Unitholder within seven years following the Arrangement, (iii) distributes any Brookfield Property Partners property other than money or BPO Common Shares to a former BPO Common Shareholder within seven years of the Arrangement, or (iv) makes any distribution (other than an "operating cash flow distribution") to a U.S. Holder within two years of the Arrangement. No provision of the BPY Limited Partnership Agreement prohibits any of these events from occurring, even if the event would result in a former BPO Common Shareholder recognizing part or all of the gain intended to be deferred pursuant to the Arrangement. Nonetheless, the BPY General Partner intends to use commercially reasonable efforts to ensure that U.S. Holders are not required to recognize part or all of the "built-in gain" in their BPO Common Shares deferred as a result of the Arrangement, in the event that Brookfield Property Partners undertakes any of the transactions described above.

        If a U.S. Holder fails to disclose to Brookfield Property Partners its basis in BPO Common Shares exchanged for BPY Units pursuant to the Arrangement, then solely for the purpose of allocating items of income, gain, loss, or deduction under Section 704(c) of the U.S. Internal Revenue Code, the BPY General Partner will use a reasonable method to estimate such holder's basis in the BPO Common Shares exchanged for BPY Units pursuant to the Arrangement. To ensure compliance with Section 704(c) of the U.S. Internal

Revenue Code, such estimated basis could be lower than a U.S. Holder's actual basis in its BPO Common Shares. As a result, the amount of gain reported by Brookfield Property Partners to the IRS with respect to such U.S. Holder in connection with any of the transactions described in the preceding paragraph could be substantially greater than the correct amount. Each U.S. Holder should consult its own tax adviser regarding the possible consequences under Section 704(c) of the U.S. Internal Revenue Code of failing to disclose to Brookfield Property Partners such U.S. Holder's basis in BPO Common Shares exchanged for BPY Units pursuant to the Arrangement.

Ownership and Disposition of Exchange LP Units Received Pursuant to the Arrangement

        The material U.S. federal income tax consequences to a Non-U.S. Holder of the ownership and disposition of Exchange LP Units should be substantially the same as the U.S. federal income tax consequences to a Non-U.S. Holder of the ownership and disposition of BPY Units discussed in the BPY 20-F in Item 10.E under "Additional Information — Taxation — U.S. Tax Considerations — Consequences to Non-U.S. Holders".

        THE FOREGOING DISCUSSION IS NOT INTENDED AS A SUBSTITUTE FOR CAREFUL TAX PLANNING. THE TAX MATTERS RELATING TO THE ARRANGEMENT, BPO, BROOKFIELD PROPERTY PARTNERS, SHAREHOLDERS, AND BPY UNITHOLDERS ARE COMPLEX AND ARE SUBJECT TO VARYING INTERPRETATIONS. MOREOVER, THE EFFECT OF EXISTING INCOME TAX LAWS, THE MEANING AND IMPACT OF WHICH IS UNCERTAIN, AND OF PROPOSED CHANGES IN INCOME TAX LAWS WILL VARY WITH THE PARTICULAR CIRCUMSTANCES OF EACH SHAREHOLDER, AND IN REVIEWING THIS CIRCULAR THESE MATTERS SHOULD BE CONSIDERED. EACH SHAREHOLDER SHOULD CONSULT ITS OWN TAX ADVISER WITH RESPECT TO THE U.S. FEDERAL, STATE, LOCAL, AND OTHER TAX CONSEQUENCES OF THE ARRANGEMENT AND THE OWNERSHIP OF BPY UNITS.

 COMPARISON OF RIGHTS

        Upon completion of the Arrangement, BPO Common Shareholders may become BPY Unitholders. The following is a summary of those instances where the rights and protections of BPY Unitholders differ materially from the current rights and protections of BPO Common Shareholders. These differences arise from differences between the CBCA, on the one hand, and the BPY Limited Partnership Agreement, the Bermuda Limited Partnership Act and the Exempted Partnerships Act 1992 (Bermuda), as amended ("Bermuda Exempted Partnerships Act"), on the other hand.

        Although the BPY Limited Partnership Agreement confers upon a BPY Unitholder certain of the same protections and rights that a BPO Common Shareholder has under the CBCA, the BPO Common Shares and the BPY Units are different securities and significant differences do exist. The following is a discussion of the material differences between the protections and rights that BPY Unitholders have and the protections and rights that BPO Common Shareholders have. The following is a summary only and does not purport to be a comprehensive statement of the differences that may exist. For a more detailed description of the rights of BPY Unitholders and BPO Common Shareholders, BPO Common Shareholder should refer to the CBCA and the BPY Limited Partnership Agreement and the relevant provisions of Bermuda law.

Meeting of BPY Unitholders/Appointment of Directors

        Brookfield Property Partners is not required to, nor does it intend to, hold an annual meeting of the BPY Unitholders, including for purposes of electing the directors of the BPY General Partner. Under the BPY Limited Partnership Agreement, BPY Unitholders are not entitled to elect the directors of the BPY General Partner or to appoint or change Brookfield Property Partners' auditors. The BPY General Partner's board of directors was and will be appointed by Brookfield, its sole shareholder, and any changes to the BPY General Partner's board of directors will be made by Brookfield at its sole discretion. In addition, BPY Unitholders are not entitled to remove the BPY General Partner for any reason. The BPY Limited Partnership Agreement provides that meetings of the BPY Unitholders may only be called by the BPY General Partner; the BPY Unitholders are not entitled to requisition a meeting of the limited partners. Additionally, the BPY Unitholders are not entitled to vote on matters that would cause the limited partners to be deemed to be taking part in the management or control of the activities and affairs of Brookfield Property Partners so as to jeopardize the limited partner's limited liability under the Bermuda Limited Partnership Act. When a meeting of the BPY Unitholders has been called by the BPY General Partner, the quorum for the meeting is 20% of the outstanding BPY Units represented in person or by proxy.

        By contrast, the CBCA provides that there shall be an annual meeting of the BPO Common Shareholders for the purpose of: (a) the election of directors of BPO; (b) the appointment of the auditors of BPO for the ensuing year; (c) generally, any other matter which requires a resolution of BPO Common Shareholders; and (d) transacting such other business as the BPO Board may determine or as may be properly brought before the meeting. The quorum for a meeting of the BPO Common Shareholders is two persons present in person who are entitled to vote at such meeting.

Certain Restrictions on the BPY General Partner's Powers

        The BPY Limited Partnership Agreement provides that the BPY General Partner may not, without the prior approval of at least 66 2/3% of the voting power of the outstanding BPY Units, cause Brookfield Property Partners to sell, exchange or otherwise dispose of all or substantially all of its assets, taken as a whole, in a single transaction or a series of related transactions. Apart from this restriction, the BPY General Partner has the right to conduct, direct and manage all activities of Brookfield Property Partners, and the limited partners are not generally entitled to vote on matters relating to Brookfield Property Partners, although the consent of BPY Unitholders is required with respect to certain amendments to the BPY Limited Partnership Agreement and certain matters with respect to the withdrawal of the BPY General Partner as described in further detail in the BPY 20-F in Item 10B under "Additional Information — Memorandum and Articles of Association — Description of Our Units and Our Limited Partnership Agreement".

        Pursuant to the CBCA, BPO Common Shareholders have voting rights (by special resolution unless indicated otherwise) in respect of certain matters, including (i) the appointment or change of BPO's auditors

(by ordinary resolution); (ii) most amendments to the articles of BPO, (iii) the sale, lease, or exchange all or substantially all of BPO's property, other than in the ordinary course of business, (iv) the authorization of the termination, liquidation or winding up of BPO or (v) the authorization of any arrangement, amalgamation or merger of BPO, or the involvement of BPO in other similar transactions, with any other person or entity.

Standard of Care

        The BPY Limited Partnership Agreement contains various provisions that modify the fiduciary duties that might otherwise be owed to Brookfield Property Partners and the BPY Unitholders. These duties include the duties of care and loyalty. These modifications restrict the remedies available for actions that might otherwise constitute a breach of fiduciary duty and permit the BPY General Partner to take into account the interests of third parties, including Brookfield, when resolving conflicts of interest.

        By contrast, every director and officer of BPO, in exercising their powers and discharging their duties, shall act honestly and in good faith with a view to the best interests of BPO and the BPO Common Shareholders and in connection therewith shall exercise that degree of care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances.

Distributions

        The BPY Limited Partnership Agreement does not require Brookfield Property Partners to make distributions to the BPY Unitholders. While the BPY General Partner has sole discretion to make distributions to the BPY Unitholders, it is expected that Brookfield Property Partners will declare and pay regular quarterly distributions. The amount and timing of any distribution payable by Brookfield Property Partners is always at the discretion of the BPY General Partner and is evaluated periodically, and will depend upon a number of factors, including, among others, Brookfield Property Partners' actual results of operations and financial condition, the amount of cash that is generated by Brookfield Property Partners' operations and investments, restrictions imposed by the terms of any indebtedness that is incurred to leverage Brookfield Property Partners' operations and investments or to fund liquidity needs, levels of operating and other expenses, contingent liabilities and other factors that the BPY General Partner deems relevant. See the BPY 20-F, "Additional Information — Memorandum and Articles of Association — Description of Our Units and Our Limited Partnership Agreement — Distributions" for further details.

        For information concerning BPO's dividends, see "Information Concerning BPO — Dividends and Dividend Policy".

Term of Brookfield Property Partners

        Brookfield Property Partners has a perpetual existence and will continue as a limited liability partnership unless it is terminated or dissolved in accordance with the BPY Limited Partnership Agreement. Except with respect to the sale of all of the assets of Brookfield Property Partners in a single transaction or a series of related transactions, which requires the approval of at least 66 2/3% of the voting power of the outstanding BPY Units, and which will result in the termination of Brookfield Property Partners, the termination or dissolution of Brookfield Property Partners will not require the approval of the BPY Unitholders.

        BPO has a perpetual existence and will not be terminated or dissolved without approval by special resolution of the BPO Common Shareholders.

Amendments

        Amendments to the BPY Limited Partnership Agreement may only be proposed by or with the consent of the BPY General Partner. The BPY Limited Partnership Agreement may be amended by the BPY General Partner to reflect a number of enumerated changes without the approval of BPY Unitholders. In addition to the enumerated items, the BPY General Partner may also make amendments to the BPY Limited Partnership Agreement, without the approval of any limited partner, if, among other criteria, those amendments, in the discretion of the BPY General Partner, do not adversely affect the limited partners considered as a whole in any material respect. The BPY General Partner is required to seek the approval of the holders of a majority of the voting power of the outstanding BPY Units for any other amendments to the BPY Limited Partnership Agreement. For any amendment where the approval of the BPY Unitholders is required, Brookfield Property Partners must also obtain an opinion of counsel to the effect that the amendment will not cause Brookfield Property Partners to be treated as an association taxable as a corporation or otherwise taxable as an entity for tax purposes (provided that for U.S. tax purposes the BPY General Partner has not made the election described in the BPY 20-F under Item 10B "Additional Information — Memorandum and Articles of Association — Description of Our Units and Our Limited Partnership Agreement — Election to be Treated as a Corporation") or affect the limited liability under the Bermuda Limited Partnership Act of any of Brookfield Property Partners' limited partners. If such an opinion of counsel is not obtained, the amendment can become effective if the approval of at least 90% of the voting power of the outstanding BPY Units is obtained. In addition, any amendments that would have a material adverse effect on rights of any class of limited partnership units of Brookfield Property Partners in relation to other classes of partnership interests must be approved by the holders of at least a majority of the holders of the class of Brookfield Property Partners limited partnership units affected. See the BPY 20-F, "Additional Information — Memorandum and Articles of Association — Description of Our Units and Our Limited Partnership Agreement" for further details.

        The CBCA provides that the articles of BPO may be amended by special resolution of the BPO Common Shareholders. The articles of BPO may also be amended by the BPO Board without BPO Shareholder approval in certain limited cases.

 INFORMATION CONCERNING BPO

Overview

        BPO owns, develops and manages premier office properties in the United States, Canada, Australia and the United Kingdom. As of December 31, 2013, BPO's portfolio comprised interests in 114 properties totaling 85 million square feet in the downtown cores of New York, Washington, D.C., Houston, Los Angeles, Toronto, Calgary, Ottawa, London, Sydney, Melbourne and Perth, making BPO a global leader in the ownership and management of office assets. BPO's landmark properties include the Brookfield Places in New York, Toronto and Perth, Bank of America Plaza in Los Angeles, Bankers Hall in Calgary and Darling Park in Sydney.

        BPO was formed under the CBCA on September 5, 1978 to continue the business of Canadian Arena Corporation, which was incorporated in 1923 under the Quebec Companies Act, 1920. BPO's articles were restated on September 5, 2002 and since then have been amended from time to time to change BPO's capital structure, to adjust the number of directors and to change BPO's name. BPO operates head offices in New York, Toronto, Sydney and London. BPO's registered office is Brookfield Place Toronto, Suite 330, P.O. Box 770, 181 Bay Street, Toronto, Ontario, Canada, M5J 2T3.

Authorized and Outstanding Share Capital

        There are an unlimited number of BPO Common Shares authorized, of which 507,376,466 are issued and outstanding. The authorized share capital of BPO also consists of: an unlimited number of Class A preference shares, issuable in series, of which 4,612,500 Series A preference shares have been authorized and 4,612,495 are issued and outstanding, and 9,589,500 Series B preference shares have been authorized and 9,589,485 are issued and outstanding; 6,000,000 authorized Class AA Preference Shares, issuable in series, of which 2,000,000 Series E preference shares have been authorized and 2,000,000 are issued and outstanding; and an unlimited number of Class AAA preference shares, issuable in series, of which 12,000,000 Series E preference shares have been authorized and 8,000,000 are issued and outstanding, 6,000,000 Series G preference shares have been authorized and 4,400,000 are issued and outstanding, 8,000,000 Series H preference shares have been authorized and 8,000,000 are issued and outstanding, 8,000,000 Series J preference shares have been authorized and 8,000,000 are issued and outstanding, 8,000,000 Series K preference shares have been authorized and 6,000,000 are issued and outstanding, 11,500,000 Series L preference shares have been authorized and 11,500,000 are issued and outstanding, 11,500,000 Series M preference shares have been authorized and zero are issued and outstanding, 11,000,000 Series N preference shares have been authorized and 11,000,000 are issued and outstanding, 11,000,000 Series O preference shares have been authorized and zero are issued and outstanding, 12,000,000 Series P preference shares have been authorized and 12,000,000 are issued and outstanding, 12,000,000 Series Q preference shares have been authorized and zero are issued and outstanding, 10,000,000 Series R preference shares have been authorized and 10,000,000 are issued and outstanding, 10,000,000 Series S preference shares have been authorized and zero are issued and outstanding, 10,000,000 Series T preference shares have been authorized and 10,000,000 are issued and outstanding, 10,000,000 Series U preference shares have been authorized and zero are issued and outstanding, 1,805,489 Series V preference shares have been authorized and 1,805,489 are issued and outstanding, 3,816,527 Series W preference shares have been authorized and 3,816,527 are issued and outstanding, 300 Series X preference shares have been authorized and 300 are issued and outstanding, 2,847,711 Series Y preference shares have been authorized and 2,847,711 are issued and outstanding, and 800,000 Series Z preference shares have been authorized and 800,000 are issued and outstanding (the "BPO Shares").

        There are no authorized Class AA preference shares, Series A, B, C or D, or Class AAA preference shares, Series A, B, C, D, F or I, as all authorized preference shares of each of these series were issued and subsequently redeemed and are no longer issuable.

Price Range and Trading Volume

        The BPO Common Shares are listed and posted for trading on the NYSE and the TSX under the symbol "BPO". The Class A preference shares, Series A and B, and Class AA preference shares, Series E are not listed on an exchange. The Class AAA preference shares are listed on the TSX under the symbols "BPO.PR.U",

"BPO.PR.H", "BPO.PR.J", "BPO.PR.K", "BPO.PR.L", "BPO.PR.N", "BPO.PR.P", "BPO.PR.R", "BPO.PR.T", "BPO.PR.X", "BPO.PR.W" and "BPO.PR.Y".

        The following table sets forth, for the periods indicated, the high and low trading prices and the trading volume of the BPO Common Shares on the NYSE, (as reported by Standard & Poor's Capital IQ) for the periods indicated.

		Price Range
Year	Period	High $	Low $	Volume
2013	April	18.44	16.82	44,838,858
	May	19.19	17.12	23,449,875
	June	17.55	15.60	24,026,962
	July	17.46	15.96	28,361,975
	August	17.13	15.70	25,439,959
	September	19.58	15.92	46,457,507
	October	19.28	18.61	34,784,373
	November	19.32	18.68	20,950,618
	December	19.58	19.01	28,132,839
2014	January	19.31	18.19	40,439,636
	February	19.31	18.30	39,919,316
	March	19.83	18.58	86,747,609
	April 1 to April 25	20.01	19.19	7,894,052

        The following table sets forth, for the periods indicated, the high and low trading prices and the trading volume of the BPO Common Shares on the TSX, (as reported by TMX Datalinx) for the periods indicated.

		Price Range
Year	Period	High C$	Low C$	Volume
2013	April	18.57	17.11	15,412,047
	May	19.65	17.67	12,519,796
	June	18.13	16.44	12,222,046
	July	18.09	16.89	10,150,095
	August	17.65	16.49	10,748,960
	September	20.13	16.70	19,211,276
	October	19.91	19.30	26,496,517
	November	20.88	19.49	8,749,120
	December	20.92	20.26	6,871,214
2014	January	20.97	20.14	17,748,728
	February	21.47	20.30	13,145,766
	March	21.91	20.91	32,040,211
	April 1 to April 25	22.43	21.08	1,537,470

Dividends and Dividend Policy

        BPO's policy is to pay cash dividends to BPO Common Shareholders on a quarterly basis in U.S. dollars at the discretion of the BPO Board. In addition, BPO's policy is to pay cash dividends semi annually on its Class A preference shares, and quarterly on its Class AAA preference shares.

        The following table discloses the dollar amount of cash dividends declared per share for each class and series of shares of BPO outstanding during the financial years ended December 31, 2013, 2012 and 2011:

Dividends per Outstanding Share	2013	2012	2011
BPO Common Shares	$0.56	$0.56	$0.56
Class A preference shares, Series A	C$0.0833	$0.0833	C$0.0833
Class A preference shares, Series B	C$0.0833	$0.0833	C$0.0833
Class AA preference shares, Series E	C$0.5250	C$0.5250	C$0.5250
Class AAA preference shares, Series E	C$0.5250	C$0.5250	C$0.5250
Class AAA preference shares, Series F(1)	C$0.1233	C$1.5000	C$1.5000
Class AAA preference shares, Series G	$1.3125	$1.3125	$1.3125
Class AAA preference shares, Series H	C$1.4375	C$1.4375	C$1.4375
Class AAA preference shares, Series I(2)	—	C$0.3250	C$1.3583
Class AAA preference shares, Series J	C$1.2500	C$1.2500	C$1.2500
Class AAA preference shares, Series K	C$1.3000	C$1.3000	C$1.3000
Class AAA preference shares, Series L	C$1.6875	C$1.6875	C$1.6875
Class AAA preference shares, Series N	C$1.5375	C$1.5375	C$1.5375
Class AAA preference shares, Series P	C$1.2875	C$1.2875	C$1.2875
Class AAA preference shares, Series R(3)	C$1.2750	C$1.2750	C$0.4192
Class AAA preference shares, Series T(4)	C$1.1500	C$0.3434	—
Class AAA preference shares, Series V(5)	C$0.5250	—	—
Class AAA preference shares, Series W(5)	C$0.5250	—	—
Class AAA preference shares, Series X(6)	C$8,080.5267	—	—
Class AAA preference shares, Series Y(5)	C$0.5250	—	—
Class AAA preference shares, Series Z(6)	C$0.4040	—	—

(1)
All outstanding Class AAA preference shares, Series F were redeemed on January 31, 2013.

(2)
All outstanding Class AAA preference shares, Series I were redeemed on March 20, 2012.

(3)
The Class AAA preference shares, Series R were issued on September 2, 2011. The initial Series R dividend of C$0.4192 per share was paid on December 31, 2011.

(4)
The Class AAA preference shares, Series T were issued on September 13, 2012. The initial Series T dividend of C$0.3434 per share was paid on December 31, 2012. The annual dividend rate on these shares is C$1.15 per share.

(5)
The Class AAA preference shares, Series V, W and Y were issued on April 29, 2013. The initial Series V, W and Y dividends of C$0.1312 per share in each case were paid on February 14, 2013.

(6)
The Class AAA preference shares, Series X and Z were issued on April 29, 2013. The initial Series X and Z dividends of C$623.2877 and C$0.0312 per share, respectively, were paid on January 17, 2013. Dividends on the Class AAA preference shares, Series X and Z are paid monthly.

Previous Purchases and Sales

        During the two-year period prior to the date of this Circular, the Corporation acquired an aggregate of 73,000 BPO Common Shares, as follows: (x) during the third quarter of 2012, the Corporation acquired 23,000 BPO Common Shares in a single transaction at a price per BPO Common Share of C$15.8119; and (y) during the fourth quarter of 2012, the Corporation acquired 50,000 BPO Common Shares in a single transaction at a price per BPO Common Share of C$15.9222. In September 2013, BPO renewed its normal course issuer bid for BPO Common Shares for a further one year period ending September 21, 2014. The price to be paid for the BPO Common Shares under the normal course issuer bid is the market price at the time of purchase. In its notice of intention relating to its normal course issuer bid, BPO announced that it may purchase on the TSX, NYSE and/or other exchanges and alternative trading systems if eligible, or by such other means as may be permitted by the TSX, up to 15,161,401 BPO Common Shares. The actual number of BPO Common Shares to be purchased and the timing of such purchases will be determined by BPO. All BPO Common Shares purchased by BPO under the normal course issuer bid will be promptly cancelled. Since the inception of its normal course issuer bid in 1999, BPO has repurchased approximately 39 million BPO Common Shares at an average price of $12.04 per BPO Common Share on a post-split adjusted basis.

        During the twenty-four (24) months prior to the date of the Arrangement, except as otherwise disclosed herein, the BPY Filing Persons have not purchased or sold any securities of BPO.

Prior Offers

        To the knowledge of the BPO and its directors and senior officers, after reasonable enquiry, no bona fide prior offer regarding the BPO Common Shares or otherwise relevant to the Arrangement, other than the Offer, was received by BPO in the 24 months prior to the public announcement of the Offer.

        The cash consideration in the Offer was increased by $1.00 per BPO Common Share from that originally announced by the Purchasers in the Initial Offer (from $19.34 per BPO Common Share to $20.34 per BPO Common Share) as a result of discussions with members of the Independent Committee. See "Special Factors — Background to the Arrangement".

 INFORMATION CONCERNING THE PURCHASERS

        The information in this section "Information Concerning the Purchasers" has been provided by the Purchasers or has been taken from, or is based upon, publicly available documents and records on file with the Canadian Securities Administrators. Although BPO has no knowledge that would indicate that any of such information is untrue or incomplete, neither BPO, nor any of its officers or directors, assumes any responsibility for the accuracy or completeness of such information or the failure by the Purchaser to disclose events that may have occurred or may affect the completeness or accuracy of such information but that are unknown to BPO.

Brookfield Property Partners L.P.

Overview

        Brookfield Property Partners is a commercial real estate owner, operator and investor operating globally. In addition to a premier office portfolio in the United States, Canada, Australia and the United Kingdom primarily consisting of its 92.6% voting interest in BPO, Brookfield Property Partners' diversified portfolio includes as of December 31, 2013 (i) its 32% fully diluted interest in GGP which is the second largest retail mall company in the United States, (ii) 68 million sq. ft. of industrial and logistics assets in the United States and Europe; and (iii) 25,000 multi-family units. In addition, Brookfield Property Partners will benefit from Brookfield's real estate business development capabilities, which has invested over $23 billion in the real estate sector since 1989. Brookfield Property Partners' goal is to be the leading globally diversified owner and operator of high quality real estate assets.

        Brookfield Property Partners was established on January 3, 2013 as a Bermuda exempted limited partnership registered under the Bermuda Exempted Partnerships Act. Brookfield Property Partners' head and registered office is 73 Front Street, 5th Floor, Hamilton HM 12, Bermuda and its telephone number is +441 294 3309.

        Brookfield Property Partners beneficially owns an aggregate of 469,393,505 BPO Common Shares, being approximately 92.5% of the outstanding BPO Common Shares. For information concerning the BPO preferred shares owned by Brookfield Property Partners, see section 15 of the Purchasers' Circular, "Beneficial Ownership of and Trading in Securities — Beneficial Ownership". In total, Brookfield Property Partners owns BPO Common Shares and BPO Class A Preferred Shares representing an aggregate voting interest of approximately 92.6% in BPO.

        Further information with respect to Brookfield Property Partners and the BPY Units is set forth in the Brookfield Property Partners 20-F that is incorporated into and forms part of this Circular.

Authorized and Outstanding Capital

        As of April 15, 2014, there are 249,937,353 BPY Units outstanding. Brookfield beneficially owns 45,249,931 limited partnership units, 138,875 general partner units, 432,649,105 Redemption-Exchange Units and 4,759,997 special limited partnership interests in Brookfield Property L.P., collectively an approximate 70% interest in Brookfield Property Partners (on a fully-exchanged basis) including its indirect general partnership interest in Brookfield Property Partners held by the general partner of Brookfield Property Partners, Brookfield Property Partners Limited.

        As of April 15, 2014 there are 34,216,062 BPY Units that are issuable on exchange of Exchange LP Units. See "Exchange LP — Description of Exchange LP Units" below.

        See the BPY 20-F for a description of the rights, privileges, restrictions and conditions attaching to the BPY Units and the Redemption-Exchange Units.

Price Range and Trading Volume of BPY Units

        The BPY Units are listed and traded on the NYSE under the symbol "BPY" and on the TSX under the symbol "BPY.UN". The BPY Units began trading the NYSE and the TSX on April 15, 2013.

        The following table sets forth, for the periods indicated, the high and low trading prices in U.S. dollars and trading volumes of the BPY Units on the NYSE, (as reported by Standard & Poor's Capital IQ) for the periods indicated. The Bank of Canada noon rate of exchange on April 15, 2014 for Canadian dollars was $1.00 = C$1.0981.

		Price Range
Year	Period	High $	Low $	Volume
2013	April 15 to April 30	22.60	20.75	11,713,468
	May	23.99	21.41	7,595,262
	June	21.42	19.07	3,467,383
	July	21.49	19.50	2,373,052
	August	21.48	18.82	1,922,903
	September	19.98	18.80	1,658,723
	October	20.00	18.90	2,777,979
	November	19.87	18.85	2,255,517
	December	20.50	19.28	3,956,365
2014	January	20.23	18.74	2,097,664
	February	19.95	18.45	1,588,312
	March	20.08	18.19	24,640,359
	April 1 to April 25	19.88	18.50	17,931,437

        The following table sets forth, for the periods indicated, the high and low trading prices in Canadian dollars and trading volumes of the BPY Units on the TSX, (as reported by TMX Datalinx) for the periods indicated.

		Price Range
Year	Period	High C$	Low C$	Volume
2013	April 15 to April 30	23.11	21.29	7,924,944
	May	24.70	21.85	3,443,895
	June	22.11	20.10	1,334,876
	July	22.25	20.70	511,554
	August	21.50	19.75	946,895
	September	20.49	19.47	744,627
	October	20.70	19.59	847,173
	November	21.19	19.78	1,083,541
	December	21.88	20.51	1,130,481
2014	January	21.46	20.62	980,932
	February	22.26	20.41	774,417
	March	22.18	20.50	12,359,286
	April 1 to April 25	21.91	20.45	8,536,053

Accounting Treatment

        Brookfield Property Partners prepares its consolidated financial statements in accordance with IFRS and Brookfield Property Partners currently consolidates BPO. The BPO Common Shares that are subject to the Arrangement are currently recognized as non-controlling interests in the consolidated financial statements of Brookfield Property Partners. Under IFRS, changes in a parent's ownership interest in a subsidiary that do not result in the parent losing control of the subsidiary are considered equity transactions (i.e., transactions with owners in their capacity as owners) with any difference between the amount by which the non-controlling interests are adjusted and the fair value of the consideration paid attributed to the owners of the parent. Accordingly, any difference between the fair value of the cash paid and BPY Units issued in exchange for BPO Common Shares will be reflected as an adjustment to the partners' equity in Brookfield Property Partners. No gain or loss will be recognized in Brookfield Property Partners' consolidated statement of comprehensive income upon completion of the transaction.

BOP Split

Overview

        Brookfield Property Split Corp., or BOP Split, was incorporated under the Business Corporations Act (British Columbia) on December 9, 2013 as a wholly owned subsidiary of Brookfield BPY Holdings Inc. ("CanHoldco") and an indirect subsidiary of Brookfield Property Partners. BOP Split was incorporated for the purpose of being an issuer of preferred shares and owning the Purchasers' additional investment in BPO Common Shares. BOP Split has not carried on any active business since incorporation other than in connection with the Offer. BOP Split's registered office is 1500 Royal Centre, 1055 West Georgia Street, P.O. Box 11117, Vancouver BC V6E 4N7 and its telephone number is (416) 363-9491.

        BOP Split is expected to be a mutual fund corporation for Canadian tax purposes. However, BOP Split will not be considered a mutual fund under Canadian securities laws of most jurisdictions and has applied to certain Canadian securities regulators for exemptive relief to not be considered a mutual fund under Canadian securities laws in the remaining jurisdictions. Upon the granting of such exemptive relief, BOP Split will not be subject to the various policies and regulations that apply to mutual funds under such legislation.

        BOP Split is currently not a reporting issuer or the equivalent in any jurisdiction and is not listed on any stock exchange. As of the Effective Time, BOP Split will become a reporting issuer in the provinces of Canada in which BPO is currently a reporting issuer by virtue of the completion of the Arrangement. BOP Split has applied to Canadian Securities regulators for exemptive relief from certain Canadian continuous disclosure requirements. Pursuant to a "passport application" for exemptive relief made by BOP Split in accordance with National Policy 11-203 — Process for Exemptive Relief Applications in Multiple Jurisdictions, BOP Split has applied to receive exemptive relief (the "Exemptive Relief") from or on behalf of each of the securities regulatory authorities in each of the provinces and territories of Canada, which Exemptive Relief, if granted, among other things, will permit BOP Split to rely on the exemption provided in section 13.4 of NI 51-102. Pursuant to section 13.4 of NI 51-102, if the Exemptive Relief is granted, BOP Split will not be required to file with Canadian securities regulatory authorities separate continuous disclosure information regarding BOP Split except for material change reports in the event there is a material change in respect of its affairs that is not also a material change in respect of the affairs of Brookfield Property Partners. The Exemptive Relief, if granted, will also provide BOP Split with exemptions from the disclosure requirements in Item 6 (Earnings Coverage Ratios), paragraphs 1 to 4 and 6 to 8 of Item 11.1(1) (Documents Incorporated by Reference) and Item 12 (Additional Disclosure for Issues of Guaranteed Securities) of Form 44-101F1 of National Instrument 44-101 — Short Form Prospectus Distributions.

Authorized and Outstanding Share Capital

        The capital of BOP Split is as follows: (i) class A and class B common shares, and (ii) class A junior preferred shares and class B junior preferred shares.

        As described in "Arrangement Steps", BOP Split will be amalgamated with Brookfield Property Split Holdings Corp., BOP 1BOX Ltd. and BOP 2BOX Ltd. on the Effective Date. The amalgamated company, or BOP Split Amalco, will continue to be called Brookfield Property Split Corp. The capital of BOP Split Amalco will be as follows: (i) class A and class B common shares (the "BOP Split Common Shares"), (ii) class A junior preferred shares, class B junior preferred shares, class C junior preferred shares, and class D junior preferred shares (the "BOP Split Junior Preferred Shares"), and (iii) class A senior preferred shares, series 1, class A senior preferred shares, series 2, class A senior preferred shares, series 3, and class A senior preferred shares, series 4.

        As of April 15, 2014 there were 44,529,986 class A common shares outstanding, 44,086,898 class B common shares outstanding, 44,868,000 class A junior preferred shares outstanding and 22,434,000 class B junior preferred shares outstanding, all of which are held indirectly by Brookfield Property Partners. The attributes of the BOP Split Common Shares, BOP Split Junior Preferred Shares and BOP Split Senior Preferred Shares are set out below.

  BOP Split Common Shares

        Priority.    The BOP Split Common Shares rank junior to the BOP Split Junior Preferred Shares and the BOP Split Senior Preferred Shares as to the payment of dividends and return of capital in the event of liquidation, dissolution or winding up of BOP Split. Pursuant to the BCBCA, each class of BOP Split Common Shares participates rateably with every other series of BOP Split Common Shares in respect of accumulated dividends and return of capital.

        Voting.    Subject to applicable corporate law, each holder of BOP Split Common Shares is entitled to notice of and to attend all meetings of shareholders of BOP Split (except meetings at which only holders of another specified class or series of shares are entitled to vote) and is entitled to cast at any such meeting one vote per BOP Split Common Share on each vote taken by poll.

        Retraction.    Subject to the restrictions imposed by applicable law, each BOP Split Common Share is retractable by the holder at any time at a price equal to 95% of the Net Asset Value of BOP Split, calculated as at the business day following receipt by BOP Split of a notice of retraction, divided by the number of BOP Split Common Shares then outstanding. Retraction payments will be made on or before the 15th day of each month provided that the certificate(s) representing the BOP Split Common Shares have been surrendered for retraction at least one business day before the 15th day of the preceding month.

        Liquidation, Dissolution and Winding Up.    In the event of the liquidation, dissolution or winding up of BOP Split or any other distribution of assets of BOP Split among its shareholders for the purpose of winding up its affairs, the holders of BOP Split Common Shares shall, subject to the rights of the holders of the BOP Split Junior Preferred Shares, the BOP Split Senior Preferred Shares, and any other class of shares of BOP Split ranking in priority or ratably with the BOP Split Common Shares on such liquidation, dissolution or winding-up, be entitled to receive the remaining property and assets of BOP Split.

  BOP Split Junior Preferred Shares

        The directors of BOP Split may from time to time issue BOP Split Junior Preferred Shares in one or more series, each series to consist of such number of shares as will before issuance thereof be fixed by the directors who shall at the same time determine the designation, rights, privileges, restrictions and conditions attaching to that series of BOP Split Junior Preferred Shares. Each of the series of the BOP Split Junior Preferred Shares are subject to the provisions of the BOP Split Junior Preferred Shares.

        Priority.    The BOP Split Junior Preferred Shares rank senior to the BOP Split Common Shares and junior to the BOP Split Senior Preferred Shares as to the payment of dividends and return of capital in the event of liquidation, dissolution or winding up of BOP Split. Pursuant to the BCBCA, each series of BOP Split Junior Preferred Shares participates rateably with every other series of BOP Split Junior Preferred Shares in respect of accumulated dividends and return of capital.

        Voting.    Subject to applicable corporate law, the holders of the BOP Split Junior Preferred Shares or of a series thereof are not entitled as holders of that class or series to receive notice of, to attend or to vote at any meeting of the shareholders of BOP Split. Notwithstanding the foregoing, votes may be granted to a series of BOP Split Junior Preferred Shares when dividends are in arrears on any one or more series, in accordance with the applicable series provisions.

        Approval.    The approval of the holders of the BOP Split Junior Preferred Shares of any matters to be approved by a separate vote of the holders of the BOP Split Junior Preferred Shares may be given by special resolution in accordance with the share conditions for the BOP Split Junior Preferred Shares.

        Dividends.    The holders of each series of the BOP Split Junior Preferred Shares are each entitled to receive fixed cumulative preferential cash dividends, if, as and when declared by the board of directors of BOP Split in the amount of C$1.50 per annum. Dividends on each series of the BOP Split Junior Preferred Shares accrue daily from the date of issue (less any tax required to be deducted and withheld by BOP Split) and are payable annually on the 7th day of January in each year. The first dividend paid on the BOP Split Junior Preferred Shares will be for the year ended December 31, 2014 and will be paid on January 7, 2015.

        Redemption.    Subject to the terms of any shares of BOP Split ranking prior to the applicable series of BOP Split Junior Preferred Shares, to applicable law and to the provisions described under "Restrictions on Dividends and Retirement and Issue of Shares", BOP Split may, at its option, at any time redeem all, or from time to time any part, of the outstanding applicable series of BOP Split Junior Preferred Shares, by the payment of an amount in cash for each such share so redeemed in the amount of C$25.00, plus, in each case, all accrued and unpaid dividends up to the redemption date.

        Retraction.    Subject to the restrictions imposed by applicable law, each series of the BOP Split Junior Preferred Shares is retractable by the holder at any time for the amount of C$25.00, together with all accrued and unpaid dividends thereon up to the applicable retraction date. Retraction payments will be made on or before the 15th day of each month provided that the certificate(s) representing the BOP Split Junior Preferred Shares have been surrendered for retraction at least one business day before the 15th day of the preceding month.

        Purchase for Cancellation.    Subject to applicable law, the provisions of the BOP Split Senior Preferred Shares and any other class of shares of BOP Split ranking in priority to the BOP Split Junior Preferred Shares, and the provisions described under "Restrictions on Dividends and Retirement and Issue of Shares", BOP Split may at any time purchase for cancellation the whole or any part of a series of the BOP Split Junior Preferred Shares in the open market or by invitation for tenders addressed to all holders of the BOP Split Junior Preferred Shares then outstanding at the lowest price or prices at which in the opinion of the board of directors of BOP Split such shares are obtainable, but not exceeding a price per BOP Split Junior Preferred Share exceeding the then applicable redemption price plus an amount equal to the cost of purchase. If in response to an invitation for tenders as described above, more BOP Split Junior Preferred Shares of any series are tendered at a price or prices acceptable to BOP Split than BOP Split is prepared to purchase, then the BOP Split Junior Preferred Shares of such series to be purchased by BOP Split shall be purchased as nearly as may be pro rata according to the number of shares tendered by each holder who submits a tender to BOP Split, provided that when shares are tendered at different prices, the pro rating shall be effected only with respect to the shares tendered at the price at which more shares were tendered than BOP Split is prepared to purchase after BOP Split has purchased all the shares tendered at lower prices.

        Liquidation, Dissolution and Winding Up.    In the event of the liquidation, dissolution or winding up of BOP Split or any other distribution of assets of BOP Split among its shareholders for the purpose of winding up its affairs, the holders of each series of the BOP Split Junior Preferred Shares will be entitled to payment of an amount equal to C$25.00 per share, plus an amount equal to all dividends declared and unpaid thereon up to the date of payment, before any amount is paid or any assets of BOP Split are distributed to the holders of any shares ranking junior as to capital to such series of BOP Split Junior Preferred Shares. The holders of such shares will not be entitled to share in any further distribution of the assets of BOP Split.

        Restriction on Dividends and Retirement and Issue of Shares.    So long as any of the BOP Split Junior Preferred Shares are outstanding, BOP Split will not, without the approval of the holders of the applicable series of BOP Split Junior Preferred Shares:

  •
  declare, pay or set apart for payment any dividends on shares of BOP Split ranking as to dividends junior to the applicable series of BOP Split Junior Preferred Shares (other than dividends payable in shares of BOP Split ranking as to capital and dividends junior to the applicable series of BOP Split Junior Preferred Shares);

  •
  call for redemption, redeem, purchase or otherwise pay off or retire for value, or make any capital distributions in respect of, any shares of BOP Split ranking as to capital junior to the applicable series of BOP Split Junior Preferred Shares (except in connection with the retirement thereof pursuant to a right of redemption exercised by the holder of any shares of BOP Split ranking as to capital junior to the applicable series of BOP Split Junior Preferred Shares or out of the net cash proceeds of a substantially concurrent issue of any shares of BOP Split ranking as to capital junior to the applicable series of BOP Split Junior Preferred Shares);

  •
  except in connection with the redemption of any series of BOP Split Junior Preferred Shares pursuant to any retraction privilege, call for redemption, redeem, purchase or otherwise pay off or retire for value, or make any capital distribution in respect of, less than all of the applicable series of BOP Split Junior Preferred Shares; or

  •
  issue any any shares ranking as to dividends or return of capital prior to or on a parity with the applicable series of BOP Split Junior Preferred Shares,

unless, in each such case, (i) all accrued and unpaid dividends up to and including the dividend payable for the last completed period for which dividends were payable on the applicable series of BOP Split Junior Preferred Shares and on all other shares of BOP Split ranking prior to or on a parity with the applicable series of BOP Split Junior Preferred Shares with respect to the payment of dividends have been declared, paid or set apart for payment; (ii) BOP Split shall have redeemed all of the applicable series of BOP Split Junior Preferred Shares tendered for redemption as described in "Retraction" above; and (iii) BOP Split is not otherwise in default under the rights, privileges, restrictions and conditions attached to the applicable series of BOP Split Junior Preferred Shares or any other shares of BOP Split ranking prior to or on a parity with the applicable series of BOP Split Junior Preferred Shares as to capital.

        Amendment.    The provisions of the each series of BOP Split Junior Preferred Shares may be amended, but only with the prior approval of the holders of the applicable series of BOP Split Junior Preferred Shares by special resolution, given in accordance with the share provisions of the applicable series of BOP Split Junior Preferred Shares, in addition to any vote or authorization required by law.

Description of BOP Split Senior Preferred Shares

        The BOP Split Senior Preferred Shares have been structured to provide a holder thereof with economic terms that are substantially equivalent to those of the BPO Convertible Preferred Shares. Please see "Treatment of BPO Convertible Preferred Shares — Description of BOP Split Senior Preferred Shares" for a description of the BOP Split Senior Preferred Shares.

Board of Directors

        The following table presents certain information concerning the expected board of directors of BOP Split upon completion of the Arrangement:

Name and Residence	Age	Position with BOP Split	Principal Occupation
Bryan K. Davis, U.S.A.	40	Director	Chief Financial Officer of Brookfield Office Properties
Robert L. Stelzl, U.S.A.	68	Director	Private real estate investor and investment manager
Saul Shulman, Canada	75	Director	Chief Executive Officer of MLG Management Inc. (management consultancy firm)
Denis A. Turcotte, Canada	52	Director	President and Chief Executive Officer of North Channel Management and North Channel Capital Partners (both consulting, private investment and management firms)

        Each of the directors of BOP Split will serve in such capacity until the date of the next annual meeting of the holders of the common shares of BOP Split or until his successor is duly elected or appointed, in each case unless such director's office is vacated prior to the next meeting of holders of the common shares of BOP Split.

Officers

Name and Residence	Age	Position with BOP Split	Principal Occupation
Richard B. Clark, U.S.A.	52	Chief Executive Officer	Chief Executive Officer of Brookfield Property Group, one of the service providers to Brookfield Property Partners
John Stinebaugh, U.S.A.	46	Chief Financial Officer	Chief Financial Officer of Brookfield Property Group, one of the service providers to Brookfield Property Partners

        BOP Split expects to appoint additional officers prior to the completion of the Arrangement.

Transfer Agent and Registrar

        The transfer agent and registrar for the BOP Split Senior Preferred Shares will be CST Trust Company.

Financial Statements

        The auditors of BOP Split are Deloitte LLP, chartered accountants, Toronto, Ontario.

        The audited financial statements of BOP Split as at February 28, 2014 are attached to this document as Appendix I. Going forward, BOP Split's financial results will be reflected in the consolidated financial results of Brookfield Property Partners, as supplemented with consolidating summary financial information in accordance with section 13.4 of NI 51-102.

Exchange LP

Overview

        Brookfield Office Properties Exchange LP, or Exchange LP, was established on December 16, 2013 as an Ontario limited partnership by BOP Split, as limited partner, and GP ULC, as general partner. Exchange LP and GP ULC are indirect subsidiaries of Brookfield Property Partners. Exchange LP was established for the sole purpose of the Offer. Exchange LP has not carried on any active business since formation other than in connection with the Transaction. Exchange LP's registered office is Brookfield Place, 181 Bay Street, Suite 300, Toronto, Ontario, M5J 2T3 and its telephone number is (416) 363 9491.

        Exchange LP is currently not a reporting issuer or the equivalent in any jurisdiction and is not listed on any stock exchange. As of the Effective Time, Exchange LP will become a reporting issuer in the provinces of Canada in which BPO is currently a reporting issuer by virtue of the completion of the Arrangement. Pursuant to section 13.3 of NI 51-102, Exchange LP will be exempt from Canadian continuous disclosure requirements, so long as the requirements of section 13.3 of NI 51-102 are satisfied, including that Exchange LP sends to holders of Exchange LP Units, in the manner and at the time required by Canadian Securities Laws, all financial and other continuous disclosure documents that Brookfield Property Partners sends to its unitholders.

Authorized and Outstanding Capital

        The capital of Exchange LP is as follows: (i) general partnership units, (ii) class A limited partnership units and (iii) Exchange LP Units. As of April 15, 2014 there are four general partnership units outstanding, which are held by GP ULC, 6,419,611 limited partnership units outstanding, all of which are held by BOP Split, and 34,216,062 Exchange LP Units outstanding. The attributes of the Exchange LP Units are set out below under "Description of Exchange LP Units".

Board of Directors

        GP ULC has sole responsibility and authority for the central management and control of Exchange LP, which is exercised through its board of directors. The following table presents certain information concerning the current board of directors of GP ULC:

Name and Residence	Age	Position with the GP ULC	Principal Occupation
David Arthur, Canada	60	Director	Managing Partner, Brookfield Property Group, one of the service providers of Brookfield Property Partners
Jeffrey M. Blidner, Canada	65	Director	Senior Managing Partner, Brookfield Asset Management
Murray Goldfarb, U.S.A.	39	Director	Senior Vice President, Counsel, Brookfield Property Group, one of the service providers of Brookfield Property Partners

        Each of the directors of GP ULC will serve in such capacity until the date of the next annual meeting of the holders of the common shares of GP ULC or until his successor is duly elected or appointed, in each case unless such director's office is vacated prior to the next meeting of holders of the common shares of GP ULC.

Transfer Agent and Registrar

        The transfer agent and registrar for the Exchange LP Units is CST Trust Company.

Financial Statements

        The auditors of Exchange LP are Deloitte LLP, chartered accountants, Toronto, Ontario.

        The audited financial statements of Exchange LP as at February 5, 2014 are attached to this document as Appendix J.

Description of Exchange LP Units

        The Transaction has been structured to provide Canadian Shareholders with an opportunity to obtain a full or partial deferral of capital gains for Canadian federal income tax purposes on the exchange of their BPO Common Shares for Exchange LP Units as described in this Circular under "Certain Canadian Federal Income Tax Considerations". Therefore, Canadian Shareholders who are exempt from tax under Part I of the Tax Act should not elect to receive Exchange LP Units in lieu of BPY Units pursuant to the Arrangement.

        The Exchange LP Units will be issued by Exchange LP and will be exchangeable at any time on a one-for-one basis, at the option of the holder, for BPY Units, subject to their terms and applicable Law. An Exchange LP Unit will provide a holder thereof with economic terms that are substantially equivalent to those of a BPY Unit.

        The following is a summary of some of the material terms of the Exchange LP Units, as set out in the Exchange LP Partnership Agreement, and is qualified in its entirety by reference to the full text of the Exchange LP Partnership Agreement, which is available on SEDAR at www.sedar.com or on the SEC's website at www.sec.gov.

  Transfer Restrictions

        Except as provided below, Exchange LP Units are not transferrable, except upon the death of a holder.

        The Exchange LP Units may not be offered or sold within the United States or to, or for the benefit of, U.S. Persons and may only be sold outside the United States in compliance with Regulation S under the U.S. Securities Act. For this purpose, the term "U.S. Person" has the meaning ascribed to it in Regulation S under the U.S. Securities Act, which term includes a natural person resident in the United States, a corporation or partnership organized in the United States and any professional fiduciary in the United States acting on a discretionary basis for U.S. beneficial persons. The certificates representing the Exchange LP Units will carry the following legend:

        "THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN REGISTERED UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED (THE "U.S. SECURITIES ACT") OR STATE SECURITIES LAWS AND MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED EXCEPT IN THE CASE OF THE DEATH OF THE HOLDER HEREOF."

  Retraction of Exchange LP Units by Holders

        Subject to applicable Law and the due exercise by Brookfield Property Partners of the Retraction Call Right (described below), holders of Exchange LP Units will be entitled at any time to retract (i.e., to require Exchange LP to redeem) any or all Exchange LP Units held by them and to receive in exchange one BPY Unit, plus the full amount of all declared and unpaid distributions on the Exchange LP Units and all distributions declared on a BPY Unit that have not yet been declared or paid on the Exchange LP Units, if any (the "Distribution Amount"). Holders of Exchange LP Units may effect a retraction by presenting to Exchange LP or its transfer agent the certificate(s) representing the Exchange LP Units the holder desires to be redeemed by Exchange LP, together with such other documents and instruments as may be required under the Exchange LP Partnership Agreement, applicable Laws or by Exchange LP's transfer agent, and a duly executed retraction request specifying that the holder desires to have the number of retracted units specified therein redeemed by Exchange LP. A holder of retracted units may withdraw its retraction request, by written notice to Exchange LP before the close of business on the Business Day immediately preceding the retraction date, in which case the retraction request will be null and void and the revocable offer constituted by the retraction request will be deemed to have been revoked.

        Upon receipt by Exchange LP or its transfer agent of a retraction request and certificate(s) representing the Exchange LP Units to be redeemed, Exchange LP will immediately provide notice of such request to Brookfield Property Partners. Instead of Exchange LP redeeming the retracted units, and provided that the retraction request is not revoked by the holder in the manner described above, Brookfield Property Partners will have the right to purchase all but not less than all of the units covered by the retraction request. See "— Call Rights".

  Distribution on Liquidation of Exchange LP

        Subject to applicable Law and the exercise by Brookfield Property Partners of the Liquidation Call Right (described below), in the event of the liquidation, dissolution or winding up of Exchange LP or any other distribution of its assets among its holders for the purpose of winding up its affairs, holders of Exchange LP Units shall be entitled to receive from the assets of Exchange LP a liquidation payment that will be satisfied by issuance of one BPY Unit plus the Distribution Amount, if any, for each outstanding Exchange LP Unit. This liquidation amount will be paid to the holders of Exchange LP Units before any distribution of assets of Exchange LP is made to the other holders of Exchange LP, and is subject to the exercise by Brookfield Property Partners of the Liquidation Call Right.

  Redemption of Exchange LP Units by Exchange LP

        Subject to applicable Law and the due exercise by Brookfield Property Partners of the Redemption Call Right (described below), Exchange LP will have the right, commencing on the seventh anniversary of the Effective Date, to redeem all of the then outstanding Exchange LP Units for a purchase price equal to one BPY Unit for each outstanding Exchange LP Unit plus the Distribution Amount, if any. The redemption date may be accelerated if one of the conditions described in the paragraphs below is met.

        The board of directors of GP ULC may accelerate the redemption date in the event that: (i) fewer than 5% of the total number of Exchange LP Units issued in connection with the Transaction (other than Exchange LP Units held by Brookfield Property Partners or its subsidiaries and subject to necessary adjustments to the number of units to reflect permitted changes to Exchange LP Units) are outstanding; (ii) (a) any person, firm or corporation acquires more than 90% of the BPY Units in a take-over bid; (b) the unitholders of Brookfield Property Partners approve a liquidation of Brookfield Property Partners; or (c) Brookfield Property Partners sells or disposes of all or substantially all of its assets, and the board of directors of GP ULC determines that it is not reasonably practicable to substantially replicate the terms and conditions of the Exchange LP Units in connection with such transaction and that the redemption of all but not less than all of the outstanding Exchange LP Units is necessary to enable the completion of such transaction; or (iii) any amendment to the Tax Act and other applicable provincial income tax Laws is made that permits holders of Exchange LP Units who: (a) are resident in Canada; (b) hold their Exchange LP Units as capital property; and (c) deal at arm's length with Brookfield Property Partners or Exchange LP, to exchange their Exchange LP Units without requiring such holders to recognize any gain or loss in respect of such exchange for the purposes of the Tax Act or applicable provincial income tax Laws.

  Call Rights

        As further described below, Brookfield Property Partners will have certain overriding rights to acquire Exchange LP Units from the holders.

  Retraction Call Right

        Brookfield Property Partners has an overriding Retraction Call Right to acquire on the retraction date all but not less than all of the Exchange LP Units that a holder of Exchange LP Units requests Exchange LP to redeem. The purchase price under the Retraction Call Right is satisfied by delivering to the holder of Exchange LP Units one BPY Unit for each Exchange LP Unit purchased plus the Distribution Amount, if any.

        At the time of a retraction request by a holder of Exchange LP Units, Exchange LP will immediately notify Brookfield Property Partners and Brookfield Property Partners must then advise Exchange LP within five Business Days if it chooses to exercise the Retraction Call Right. If Brookfield Property Partners does not advise Exchange LP within the five Business Day period, Exchange LP will notify the holder as soon as possible thereafter that Brookfield Property Partners will not exercise the Retraction Call Right. Unless the holder revokes his or her retraction request, on the retraction date the Exchange LP Units that the holder has requested Exchange LP to redeem will be acquired by Brookfield Property Partners (assuming exercise of the Retraction Call Right) or redeemed by Exchange LP, as the case may be, in each case for the retraction call purchase price as described in the preceding paragraph.

  Liquidation Call Right

        Brookfield Property Partners has an overriding Liquidation Call Right, in the event of and notwithstanding a proposed liquidation, dissolution or winding up of Exchange LP, to acquire all but not less than all of the Exchange LP Units then outstanding (other than Exchange LP Units held by Brookfield Property Partners or its subsidiaries). The purchase price under the Liquidation Call Right is satisfied by delivering to the holder of Exchange LP Units one BPY Unit for each Exchange LP Unit purchased plus the Distribution Amount, if any. Upon the exercise by Brookfield Property Partners of the Liquidation Call Right, the holders will be obligated to transfer their Exchange LP Units to Brookfield Property Partners for the purchase price. The acquisition by Brookfield Property Partners of all of the outstanding Exchange LP Units upon the exercise of the Liquidation Call Right will occur on the effective date of the voluntary or involuntary liquidation, dissolution or winding up of Exchange LP.

        To exercise the Liquidation Call Right, Brookfield Property Partners must notify Exchange LP's transfer agent in writing, as agent for the holders of the Exchange LP Units and Exchange LP of Brookfield Property Partners' intention to exercise this right at least 30 days before the liquidation date in the case of a voluntary liquidation, dissolution or winding up of Exchange LP and at least five Business Days before the liquidation date in the case of an involuntary liquidation, dissolution or winding up of Exchange LP. The transfer agent will notify the holders of Exchange LP Units as to whether or not Brookfield Property Partners has exercised the Liquidation Call Right after the earlier of (a) the date notice of exercise has been provided to the transfer agent and (b) the expiry of the date by which the same may be exercised by Brookfield Property Partners. If Brookfield Property Partners exercises the Liquidation Call Right, Brookfield Property Partners will purchase and the holders will sell all of the Exchange LP Units on the liquidation date for an amount equal to the liquidation call exercise price as described in the preceding paragraph.

  Redemption Call Right

        Brookfield Property Partners has an overriding Redemption Call Right, notwithstanding any proposed redemption of the Exchange LP Units by Exchange LP, to acquire all but not less than all of the Exchange LP Units then outstanding (other than Exchange LP Units held by Brookfield Property Partners or its subsidiaries). The purchase price under the Redemption Call Right is satisfied by delivering to the holder one BPY Unit for each Exchange LP Unit purchased plus the Distribution Amount, if any. In the event of the exercise of the Redemption Call Right by Brookfield Property Partners, each holder of Exchange LP Units shall be obligated to sell all the Exchange LP Units held by such holder to Brookfield Property Partners on the redemption date upon payment by Brookfield Property Partners to such holder of the purchase price for such Exchange LP Units.

        To exercise the Redemption Call Right, Brookfield Property Partners must notify Exchange LP's transfer agent in writing, as agent for the holders of the Exchange LP Units, and Exchange LP of Brookfield Property Partners' intention to exercise this right at least 30 days before the redemption date (other than in the case of an accelerated redemption date described above, in which case Brookfield Property Partners must notify the transfer agent and Exchange LP on or before the redemption date). The transfer agent will notify the holders of Exchange LP Units as to whether or not Brookfield Property Partners exercised the Redemption Call Right after the earlier of: (a) the date notice of exercise has been provided to the transfer agent; and (b) the expiry of the date by which the same may be exercised by Brookfield Property Partners. If Brookfield Property Partners exercises the Redemption Call Right, Brookfield Property Partners will purchase and the holders will sell all of the Exchange LP Units on the redemption date for an amount equal to the redemption call purchase price as described in the preceding paragraph.

  Effect of Call Rights Exercise

        If Brookfield Property Partners exercises one or more of its call rights, BPY Units will be directly issued to holders of Exchange LP Units and Brookfield Property Partners will become the holder of the Exchange LP Units. If Brookfield Property Partners declines to exercise the call rights when applicable, Brookfield Property Partners will be required, under the Exchange LP Support Agreement, to issue BPY Units to the holders of Exchange LP Units.

  Voting Rights

        Holders of Exchange LP Units do not have any voting rights, other than as set out below.

  Ranking

        Holders of Exchange LP Units will be entitled to a preference over holders of limited partnership units of Exchange LP and any other securities ranking junior to the Exchange LP Units with respect to the payment of distributions and the distribution of assets in the event of the liquidation, dissolution or winding up of Exchange LP, whether voluntary or involuntary, or any other distribution of the assets of Exchange LP among its holders for the purpose of winding up its affairs.

  Distributions

        Holders of Exchange LP Units will be entitled to receive distributions economically equivalent to the distributions, if any, paid from time to time by Brookfield Property Partners on BPY Units. The declaration date, record date and payment date for distributions on the Exchange LP Units will be the same as that for any corresponding distributions on BPY Units.

  Certain Restrictions

        Except with the approval of the holders of the Exchange LP Units, Exchange LP will not be permitted to:

  (a)
  pay any distributions on limited partnership units or any other securities of Exchange LP ranking junior to the Exchange LP Units, other than stock distributions payable in limited partnership units or in any such other securities of Exchange LP ranking junior to the Exchange LP Units, as the case may be;

  (b)
  redeem or purchase or make any capital distribution in respect of limited partnership units or any other securities of Exchange LP ranking junior to the Exchange LP Units with respect to the payment of distributions or the distribution of the assets in the event of a liquidation, dissolution or winding up of Exchange LP, whether voluntary or involuntary, or any other distribution of the assets of Exchange LP among its holders for the purpose of winding up its affairs;

  (c)
  redeem or purchase or make any capital distribution in respect of any other securities of Exchange LP ranking equally with the Exchange LP Units with respect to the payment of distributions or the distribution of assets in the event of the liquidation, dissolution or winding up of Exchange LP, whether voluntary or involuntary, or any other distribution of the assets of Exchange LP among its holders for the purpose of winding up its affairs; or

  (d)
  issue any securities other than Exchange LP Units, general partnership units, limited partnership units and any other securities ranking junior to the Exchange LP Units, other than by way of stock dividends to holders of Exchange LP Units, unless, in the case of (a), (b) or (c) above, all distributions on the outstanding Exchange LP Units corresponding to distributions declared and paid to date on the BPY Units have been declared and paid in full on the Exchange LP Units.

  Amendment and Approval

        The rights, privileges, restrictions and conditions attaching to the Exchange LP Units may be added to, changed or removed only with the approval of the holders of the Exchange LP Units. Any approval given by the holders of the Exchange LP Units to add to, change or remove any right, privilege, restriction or condition attaching to the Exchange LP Units or any other matter requiring the approval or consent of the holders of the Exchange LP Units shall be deemed to have been sufficiently given if it has been given in accordance with applicable Law, subject to a minimum requirement that such approval be evidenced by a resolution passed by not less than 66 2/3% of the votes cast on such resolution (excluding Exchange LP Units beneficially owned by Brookfield Property Partners or any of its subsidiaries) at a meeting of holders of Exchange LP Units duly called and held at which the holders of at least 10% of the outstanding Exchange LP Units at that time are present or represented by proxy.

  Exchange LP Support Agreement

        The following is a summary of some of the material terms and conditions of the Exchange LP Support Agreement and is qualified in its entirety by reference to the full text of the Exchange LP Support Agreement, which is available on SEDAR and EDGAR.

        Under the Exchange LP Support Agreement, Brookfield Property Partners will covenant that, so long as Exchange LP Units not owned by Brookfield Property Partners or its subsidiaries are outstanding, Brookfield Property Partners will, among other things:

  (a)
  not declare or pay any distribution on the BPY Units unless: (i) on the same day Exchange LP declares or pays, as the case may be, an equivalent distribution on the Exchange LP Units; and (ii) Exchange LP has sufficient money or other assets or authorized but unissued securities available to enable the due declaration and the due and punctual payment, in accordance with applicable Law and the Exchange LP Partnership Agreement, of an equivalent distribution on the Exchange LP Units;

  (b)
  advise Exchange LP sufficiently in advance of the declaration of any distribution on the BPY Units and take other actions reasonably necessary to ensure that the declaration date, record date and payment date for distributions on the Exchange LP Units are the same as those for any corresponding distributions on the BPY Units;

  (c)
  ensure that the record date for any distribution declared on the BPY Units is not less than ten Business Days after the declaration date of such distribution (or such shorter time period as may be permitted by Law); and

  (d)
  take all actions reasonably necessary to enable Exchange LP to pay the liquidation amount, the retraction price or the redemption price to the holders of the Exchange LP Units in the event of a liquidation, dissolution or winding up of Exchange LP, a retraction request by a holder of Exchange LP Units or a redemption of Exchange LP Units by Exchange LP, as the case may be.

        The Exchange LP Support Agreement will also provide that, without the prior approval of Exchange LP and the holders of Exchange LP Units, Brookfield Property Partners will not distribute additional BPY Units or rights to subscribe therefor or other property or assets to all or substantially all holders of Brookfield Property Partners, change any of the rights, privileges or other terms of BPY Units, or change the then outstanding number of BPY Units into a lesser or greater number, unless the same or an equivalent distribution on, or change to, the Exchange LP Units (or in the rights of the holders thereof) is made simultaneously. In the event of any proposed cash offer, share exchange offer, issuer bid, take-over bid or similar transaction affecting BPY Units, Brookfield Property Partners and Exchange LP will use reasonable best efforts to take all actions necessary or desirable to enable holders of Exchange LP Units to participate in such transaction to the same extent and on an economically equivalent basis as the holders of BPY Units, without discrimination.

        The Exchange LP Support Agreement will also provide that, as long as any outstanding Exchange LP Units are owned by any person or entity other than Brookfield Property Partners or any of its subsidiaries, Brookfield Property Partners will, unless approval to do otherwise is obtained from the holders of the Exchange LP Units, remain the direct or indirect beneficial owner of all of the issued and outstanding limited partnership units of Exchange LP.

        Under the Exchange LP Support Agreement, Brookfield Property Partners will not exercise, and will prevent their affiliates from exercising, any voting rights attached to the Exchange LP Units owned by Brookfield Property Partners or their affiliates on any matter considered at meetings of holders of Exchange LP Units (including any approval sought from such holders in respect of matters arising under the Exchange LP Support Agreement).

        The Exchange LP Support Agreement may not be amended without the approval of the holders of the Exchange LP Units, except in limited circumstances.

AGREEMENTS RELATING TO THE OFFER

        Brookfield Property Partners entered into lock up agreements dated September 29, 2013 with Signature Global Asset Management and RBC Global Asset Management Inc., on behalf of the relevant investment funds and accounts set out in the Lock Up Agreements, under which the Locked Up Shareholders agreed, subject to certain conditions and exceptions, to (i) tender in the Offer any BPO Common Shares they beneficially own or exercise control or direction over at, and all BPO Common Shares that may become beneficially owned or controlled by them after, the time the Offer is commenced (the "Locked Up Shares") and (ii) elect at least 67% of the Offered Consideration in BPY Units, subject to the termination rights of each party described below. The Purchasers were advised by Signature Global Asset Management that it exercised control or direction over 7,686,293 BPO Common Shares in the aggregate representing approximately 3.0% of the unaffiliated BPO Common Shares, and by RBC Global Asset Management Inc. that it exercised control or direction over 19,532,728 BPO Common Shares in the aggregate representing approximately 7.6% of the unaffiliated BPO Common Shares, in each case prior to the commencement of the Offer. Each Locked Up Shareholder tendered their BPO Common Shares to the Purchasers pursuant to the Offer.

 SOURCE OF OFFERED CONSIDERATION AND ARRANGEMENT CONSIDERATION

        The Purchasers estimate that, if they acquire all of the BPO Common Shares (based on 527,315,290 BPO Common Shares issued and outstanding on a fully diluted basis and assuming that the Purchasers Fund the treatment of options disclosed under the heading "Special Factors — 3. Plans for BPO after the Transaction; Certain Effects of the Transaction"), the total amount of cash required for the purchase of the BPO Common Shares and to cover related fees and expenses of the Purchasers will be approximately $400 million. Brookfield Property Partners entered into a credit agreement dated March 18, 2014 with The Toronto-Dominion Bank, as administrative agent and issuing bank, and TD Securities, Canadian Imperial Bank of Commerce, Citigroup Global Markets Inc., Deutsche Bank Securities Inc., HSBC Bank Canada and RBC Capital Markets, as joint bookrunners and co-lead arrangers, and the lenders party thereto (collectively, the "Lenders"), to provide, severally and not jointly, upon the terms and subject to the conditions set forth in the credit agreement, for unsecured credit facilities of up to $2.5 billion in the aggregate (collectively, the "New BPY Credit Facility,"), consisting of a $1.5 billion term acquisition credit facility to fund the Offer and the Arrangement (the "Acquisition Facility") and a $1 billion revolving facility to be used to replace the existing revolving credit facilities of Brookfield Property Partners, to fund a portion of the additional cash required to complete the Offer and the Arrangement up to a limit of $1,865,692,297 and for general corporate and operating purposes. Approximately $1.5 billion was drawn down to fund the Offer and $365,508,000 remains available to fund the Arrangement.

        Borrowings under the New BPY Credit Facility are subject to certain customary conditions for loan facilities of this type. Borrowings under the New BPY Credit Facility to fund the Arrangement are subject to certain key conditions including, but not limited to: the absence of an event or condition constituting a material adverse effect with respect to BPO; satisfaction of the conditions to the Arrangement set forth in the Arrangement Agreement on their current terms in all material respects or waived or amended with the consent of a certain percentage of the Lenders; the absence of a default and event of default; and the accuracy in all material respects of the representations and warranties contained in the credit agreement governing the New BPY Credit Facility.

        Interest under the New BPY Credit Facility is payable, at the option of borrowers thereunder, either at a base rate plus 1.25% or a LIBOR based rate plus 2.25%. The New BPY Credit Facility matures on March 18, 2016, with a one year extension at the option of Brookfield Property Partners for up to $1.5 billion of commitments subject to the satisfaction of certain conditions and the payment of extension fees. The New BPY Credit Facility may be prepaid, in whole or in part (subject to minimums and increments), by Brookfield Property Partners at any time and without bonus or penalty. Brookfield Property Partners will be required to reduce the aggregate principal amount outstanding under the Acquisition Facility to $500 million or less prior to the second anniversary of the facility, and such reduction is required to exercise the one year extension option. Subject to certain exceptions and limitations, Brookfield Property Partners will be required to cause a specified percentage (based on the amount outstanding under the Acquisition Facility) of the net proceeds that it receives from future asset sales and BPO debt issuances to be applied to repay the Acquisition Facility. Any portion of such net sale and financing proceeds that is not required to be repaid to the lenders in the first instance and is not reinvested within a specified time period, must similarly be used to repay the Acquisition Facility.

        As of the date of this document, no alternative financing arrangements or alternative financing plans have been made in the event the New BPY Credit Facility, including the Acquisition Credit Facility, is not available as anticipated.

 SUMMARY SELECTED HISTORICAL CONSOLIDATED FINANCIAL INFORMATION OF
BROOKFIELD PROPERTY PARTNERS

        Set forth below is certain selected historical consolidated financial information relating to Brookfield Property Partners. The selected financial information of Brookfield Property Partners for each of the years ended December 31, 2013, 2012 and 2011 and as at December 31, 2013 and 2012 are derived from the audited consolidated financial statements of Brookfield Property Partners filed as part of Brookfield Property Partners' Form 20-F for the year ended December 31, 2013, which is incorporated by reference into this Circular. The selected financial information of Brookfield Property Partners as at December 31, 2011 is derived from the audited consolidated financial statements of Brookfield Property Partners not included herein. This financial information should be read in conjunction with the financial statements and the related notes and other financial information as well as the MD&A of Brookfield Property Partners' financial condition and results of operations for such periods. See Appendix H and "Summary Selected Pro Forma Consolidated Financial Information" for pro forma financial information reflecting the pro forma effects of a combination of BPO and BPY. The following selected historical consolidated financial data are qualified in their entirety by reference to such other documents and all of the financial information and notes contained in those documents. See "Documents Incorporated by Reference" for the location of information incorporated by reference into this document.

	For the Year Ended December 31,
(US$ Millions, except per unit/share data)	2013	2012	2011
INCOME STATEMENT DATA
Total revenue	$4,287	$3,768	$2,781
Net income	1,763	2,640	3,766
Net income attributable to:
Limited partners	118	—	—
General partner	—	—	—
Brookfield Asset Management Inc.	232	1,476	2,344
Non-controlling interests attributable to:
Redeemable/exchangeable and special limited partner units of the operating partnership held by Brookfield Asset Management Inc.	557	—	—
Interests of others in operating subsidiaries	856	1,164	1,422
Basic and diluted earnings per LP unit(1)	1.41
OTHER DATA
Funds from Operations(2)	582	631	565
Distributions paid per unit	0.63	n/a	n/a

(1)
Earnings per LP unit have been presented effective for the period from the date of the spin-off on April 15, 2013, as this is the date of legal entitlement of earnings to limited partnership unitholders.

(2)
FFO is a non-IFRS measure. Refer to the reconciliation of FFO to net income on page 71 of the BPY 20-F.

	As at December 31,
(US$ Millions, except per unit/share data)	2013	2012	2011
BALANCE SHEET DATA
Investment properties	$34,153	$31,696	$27,151
Equity accounted investments	9,281	8,038	6,888

Total assets	52,446	47,681	39,615
Property debt	21,640	19,808	15,187
Equity
Limited partners	2,528	—	—
General partner	4	—	—
Brookfield Asset Management Inc.	—	13,163	11,555
Non-controlling interests attributable to:
Redeemable/exchangeable and special limited partner units of the operating partnership held by Brookfield Asset Management Inc.	11,092	—	—
Interests of others in operating subsidiaries	11,366	10,840	9,516

Total equity	24,990	24,003	21,071

 SUMMARY SELECTED HISTORICAL CONSOLIDATED FINANCIAL INFORMATION OF BPO

        Set forth below is certain selected historical consolidated financial information relating to BPO. The selected financial information of BPO for each of the years ended December 31, 2013 and 2012 and as of December 31, 2013 and 2012 are derived from BPO's audited financial statements filed as part of BPO's Annual Report on Form 40-F for the years ended December 31, 2013 and 2012, referred to as the "BPO 40-F" which is incorporated by reference into this document. This financial information should be read in conjunction with the financial statements and the related notes and other financial information contained in the BPO 40-F. More comprehensive financial information, including MD&A of BPO's financial condition and results of operations, is contained in the BPO 40-F and incorporated by reference into this document. The following selected historical consolidated financial data are qualified in their entirety by reference to such other documents and all of the financial information and notes contained in those documents. See "Documents Incorporated by Reference" for the location of information incorporated by reference into this document.

	For the year ended December 31,
(US$ Millions, except per unit/share data)	2013	2012
INCOME STATEMENT DATA
Commercial property revenue	$2,304	$2,195
Net income	1,222	1,468
Net income attributable to:
Shareholders	1,091	1,287
Non-controlling interests	131	181
Net income attributable to common shareholders — basic	2.00	2.42
Net income attributable to common shareholders — diluted	1.89	2.25
OTHER DATA
Funds from Operations(1)	652	650
Dividends paid per common share	0.56	0.56

(1)
FFO is a non-IFRS measure. Refer to the reconciliation of FFO to net income attributable to shareholders in the BPO 40-F.

	As at December 31,
(US$ Millions, except per unit/share data)	2013	2012
BALANCE SHEET DATA
Investment properties	$26,825	$23,580
Equity accounted investments	2,059	1,934
Total assets	30,891	27,479
Property debt	13,785	11,448
Total shareholders' equity	12,333	11,431
Common equity	10,791	10,086

(Millions)	Year ended December 31, 2013
Income from continuing operations before gains (losses), fair value gains (losses), share of net earnings from equity accounted investments and income taxes	$606
Fixed charges	742

Income before income taxes and fixed charges	$1,348

Fixed charges:
Interest expense	$661
Preferred share dividends	81

Total fixed charges	$742

Ratio of earnings to fixed charges	1.8x

SUMMARY SELECTED PRO FORMA CONSOLIDATED FINANCIAL INFORMATION(3)

        Set forth below is certain selected pro forma consolidated financial information giving pro forma effect to (i) the acquisition of all of the BPO Common Shares by the Purchasers and related capital and financing structure to effect the acquisition and (ii) the other pro forma adjustments noted in such pro forma financial statements attached as Appendix H. The unaudited pro forma consolidated income statements for the fiscal year ended December 31, 2013 give effect to the acquisition as if it had been completed on January 1, 2013, and the unaudited pro forma consolidated balance sheet also gives effect to the acquisition as if it had been completed on December 31, 2013. The unaudited pro forma consolidated financial statements have been prepared based upon currently available information and assumptions deemed appropriate by management of Brookfield Property Partners and should be read in conjunction with the historical financial information of Brookfield Property Partners and BPO included or incorporated by reference into this document. The preparation of the unaudited pro forma consolidated financial statements requires management to make estimates and assumptions deemed appropriate. The unaudited consolidated pro forma financial statements are not intended to represent, or be indicative of, the actual financial position and results of operations that would have occurred if the transactions described therein had been effected on the dates indicated, nor are they indicative of Brookfield Property Partners' future results.

(US$ Millions, except per unit/share data)	For the Year Ended December 31, 2013
INCOME STATEMENT DATA
Total revenue	$4,281
Net income	1,804
Net income attributable to:
Limited partners	568
General partner	—
Non-controlling interests attributable to:
Redeemable/exchangeable and special limited partner units of the operating partnership held by Brookfield Asset Management Inc.	893
Interests of others in operating subsidiaries	343
Basic earnings per LP unit	2.19
Diluted earnings per LP unit	2.04

(3)
Note: Updated pro forma information to be inserted after the board meeting.

(US$ Millions, except per unit/share data)	As at December 31, 2013
BALANCE SHEET DATA
Investment properties	$34,153
Equity accounted investments	9,281

Total assets	52,446
Property debt	23,400
Equity
Limited partners	6,249
General partner	4
Non-controlling interests attributable to:
Redeemable/exchangeable and special limited partner units of the operating partnership held by Brookfield Asset Management Inc.	11,092
Interests of others in operating subsidiaries	5,885

Total equity	23,230

SELECTED COMPARATIVE PRO FORMA PER SHARE/UNIT INFORMATION

        The historical per share/unit earnings, dividends, and book value of BPY and BPO shown in the table below are derived from, respectively, the audited combined and consolidated financial statements of Brookfield Property Partners for the year ended December 31, 2013, and the audited consolidated financial statements of BPO for the year ended December 31, 2013. The pro forma comparative basic and diluted earnings per share/unit data give effect to (i) the acquisition of all of the BPO Common Shares by the Purchasers and related capital and financing structure to effect the acquisition and (ii) the other pro forma adjustments noted in such pro forma financial statements attached as Appendix H. The pro forma book value per share information was computed as if the transactions had been completed on December 31, 2013. Shareholders should read this information in conjunction with the historical financial information of BPY and of BPO included or incorporated elsewhere in this document, including BPY's and BPO's financial statements and related notes.

	12 Months Ended December 31, 2013
	BPY		BPO
(US$ Actual)	Historical	Combined Company Pro Forma	Historical
Basic earnings per unit/share(1)	$1.41	$2.19	$2.00
Diluted earnings per unit/share(1)	1.41	2.04	1.89
Cash dividends declared per unit/share	0.63	1.00	0.56
Book value per unit/share at period end	25.23	24.23	21.06

(1)
Historical earnings per unit for BPY have been presented effective for the period from the date of the spin-off on April 15, 2013, as this is the date of legal entitlement of earnings to limited partnership unitholders.

 CONSOLIDATED CAPITALIZATION OF BROOKFIELD PROPERTY PARTNERS

        The following table sets forth the consolidated capitalization of Brookfield Property Partners as at December 31, 2013, before and after giving pro forma effect to (i) the acquisition of all of the BPO Common Shares by the Purchasers and related capital and financing structure to effect the acquisition and (ii) the other pro forma adjustments noted in such pro forma financial statements attached as Appendix H. This table should be read in conjunction with Brookfield Property Partners' consolidated annual financial statements as well as the other historical financial information of Brookfield Property Partners and BPO and the pro forma financial information included or incorporated by reference into this document.

(US$ Millions)	Actual, as at December 31, 2013	Pro forma, as at December 31, 2013
Commercial property debt	$21,640	$23,400
Capital securities	2,369	2,369
Equity
Limited partners	2,528	6,249
General partner	4	4
Redeemable/exchangeable and special limited partner units of the operating partnership held by Brookfield Asset Management Inc.	11,092	11,092
Interests of others in operating subsidiaries	11,366	5,885

Total capitalization	$48,999	$48,999

BENEFICIAL OWNERSHIP OF AND TRADING IN SECURITIES

Beneficial Ownership

        Other than as disclosed below, none of the BPY Filing Persons or the BPY General Partner, their general partners, managers, affiliates or related parties, any director or senior officer of any such person or majority-owned subsidiary of any such person or, to the knowledge of such persons after reasonable enquiry: (a) any associate or affiliate (both as defined in the Securities Act) of an insider (as defined in the Securities Act) of the Purchasers; (b) any insider of the Purchasers (other than a director or officer of the Purchasers); or (c) any person acting jointly or in concert with the Purchasers, beneficially owns, directly or indirectly, or exercises control or direction over, any of the securities of BPO.

        Brookfield Property Partners beneficially owns an aggregate of 469,393,505 BPO Common Shares, being approximately 92.5% of the outstanding BPO Common Shares. For information concerning the BPO preferred shares owned by Brookfield Property Partners, see section 15 of the Purchasers' Circular, "Beneficial Ownership of and Trading in Securities — Beneficial Ownership". In total, Brookfield Property Partners owns BPO Common Shares and BPO Class A Preferred Shares representing an aggregate voting interest of approximately 92.6% in BPO.

        The following table sets out the approximate number of BPO Common Shares that each director and senior officer of the Purchasers, their general partners and managers, and Brookfield Asset Management has advised are beneficially owned, directly or indirectly, or subject to control or direction by that person as of April 15, 2014:

Name of Director or Senior Officer	Number of Common Shares Beneficially Held	% of Outstanding Common Shares
Gordon E. Arnell	417,250	*
Richard B. Clark	3,373,750	*
Diana L. Taylor	1,000	*

*
Less than 1%.

        The following table sets out the approximate number of BPO Common Shares that each director and executive officer of BPO has advised are beneficially owned, as of April 15, 2014, directly or indirectly, or subject to control or direction by that person as of April 15, 2014:

Name of Director or Senior Officer	Number of Common Shares Beneficially Held	% of Outstanding BPO Common Shares
Richard B. Clark	3,373,750	*
Bryan Davis	876,291	*
Tom Farley	1,257,393	*
Dennis H. Friedrich	2,075,318	*
Mitchell Rudin	272,963	*
Jan Sucharda	491,325	*
John E. Zuccotti	390,000	*

*
Less than 1%.

Trading in BPO Securities

        Except as set forth below and except with respect to BPO Common Shares tendered pursuant to the Offer, during the six-month period preceding the date of this Circular, no securities of BPO have been traded by BPO, the Purchasers, their general partners or managers, any of their directors or senior officers, or any of their majority-owned subsidiaries, or, to the knowledge of such persons after reasonable inquiry: (a) any associate or affiliate of an insider of BPO or the Purchasers; (b) any insider of BPO or the Purchasers (other than a director or officer of BPO or the Purchasers); or (c) any person acting jointly or in concert with BPO or the Purchasers.

Date	Person	No. of BPO Common Shares	Price per BPO Common Share		Principal Exchange Where Trade Occurred(1)
November 18, 2013	Gordon E. Arnell	56,250		$19.0267	NYSE
December 23, 2013	Richard B. Clark	618,750		$19.2380	NYSE
December 23, 2013	John E. Zuccotti	45,000		$19.2587	NYSE
December 23, 2013	Thomas F. Farley	90,000	C$	20.4054	TSX
December 24, 2013	Thomas F. Farley	58,000	C$	20.5296	TSX
December 27, 2013	Thomas F. Farley	32,000	C$	20.5000	TSX

(1)
The trade was to facilitate a cashless exercise of expiring options.

ARRANGEMENTS, AGREEMENTS OR UNDERSTANDINGS; OTHER BENEFITS
TO INSIDERS, AFFILIATES AND ASSOCIATES

        Except in respect of Mitchell E. Rudin (as described below), there are no agreements, commitments or understandings made or proposed to be made between BPO and any of its directors or officers pursuant to which a payment or other benefit is to be made or given by way of compensation for loss of office or for their remaining in, or retiring from, office if the Arrangement is completed.

        Mitchell E. Rudin is currently employed by BPO as its President and Chief Executive Officer, U.S. Commercial Operations, and has an agreement (an "Executive Employment Agreement") with the Corporation in respect of his employment. The Executive Employment Agreement, entered into in June 2011, has an initial term ending on December 31, 2015, which may be extended for additional twelve-month periods upon the mutual agreement of Mr. Rudin and BPO. Pursuant to the Executive Employment Agreement, if Mr. Rudin's employment is terminated without cause, he resigns for good reason, or his employment is terminated due to his death or disability, he is entitled to (i) accrued and unpaid base salary and supplemental compensation; (ii) unpaid cash bonus earned with respect to any previous year; and (iii) a pro-rata portion of his minimum cash bonus for the current year. Unvested stock options and restricted stock awards granted to Mr. Rudin upon signing of the Executive Employment Agreement and certain minimum restricted stock awards for past years vest immediately upon such termination. If Mr. Rudin's employment is terminated without cause or he resigns for good reason, he is also entitled to (i) cash severance equal to two times the sum of his base salary, target cash bonus and target restricted stock award; and (ii) a monthly payment equal to BPO's portion of the COBRA continuation coverage premium under BPO's group medical plans for 18 months after termination. If Mr. Rudin's employment is terminated for cause, he resigns other than for good reason, or the term of his employment agreement expires, he is only entitled to (i) accrued and unpaid base salary and supplemental compensation; and (ii) unpaid cash bonus earned with respect to a previous year. All such payments to Mr. Rudin are payable only if Mr. Rudin executes a general release of all claims in favour of BPO.

        There are no arrangements or agreements made or proposed to be made between the BPY Filing Persons or the BPY General Partner, their general partners or managers and any of the directors or senior officers of BPO with respect to any security of BPO, and no payments or other benefits are proposed to be made or given by the BPY Filing Persons or the BPY General Partner, their general partners or managers by way of compensation for loss of office or as to such directors or senior officers remaining in or retiring from office if the Arrangement is completed.

        There are no contracts, arrangements or understandings, formal or informal, between the BPY Filing Persons or the BPY General Partner and any securityholder of BPO with respect to the Arrangement, or between the BPY Filing Persons or the BPY General Partner and any person, with respect to any securities of BPO in relation to the Arrangement.

        There are no arrangements, agreements, commitments or understandings made between the BPY Filing Persons or the BPY General Partner and BPO relating to the Arrangement.

        There is no agreement, arrangement, commitment or understanding of which the BPY Filing Persons or the BPY General Partner are aware that could affect control of BPO that the BPY Filing Persons or the BPY General Partner have access to and can reasonably be regarded as material to a BPO Shareholder under the Arrangement.

        Except as described below, there have been no material contacts, negotiations or transactions within the past two years between BPO or any of its affiliates, on the one hand, and the BPY Filing Persons or the BPY General Partner or any of their affiliates (or any person not affiliated with BPO who would have a direct interest in such matters), on the other hand, concerning a merger, consolidation or acquisition, takeover offer or other acquisition of securities, an election of directors or a sale or other transfer of a material amount of assets of BPO.

  •
  In November 2012, BPO, along with a group of private funds managed by an affiliate of Brookfield Asset Management, acquired substantially all of the outstanding equity of Thakral Holdings Group, a public real estate entity based in Australia, for approximately $298 million. BPO's equity interest in the entity is approximately 30% and BPO is also the operating partner of the venture and receives fees from the venture in connection therewith.

  •
  On October 15, 2013, BPO, an account managed by an affiliate of Brookfield Asset Management Inc., and other third party investors, through DTLA, a fund controlled by BPO, completed the acquisition of MPG, an owner and operator of office properties in Los Angeles, California, for $433 million. DTLA owns downtown Los Angeles office assets owned by BPO prior to the transaction as well as the assets of MPG. BPO's equity interest in DTLA is approximately 47% and the account controlled by Brookfield Asset Management holds an approximately 18% equity interest in DTLA.

  •
  On February 19, 2014, BPO announced that it entered into a joint venture partnership with AEW Capital Management L.P. on the Heritage Plaza office building in downtown Houston. Net proceeds to BPO, which sold a 41% interest in the property upon formation of the joint venture, total approximately $118 million and BPO will retain a 10% interest in Heritage Plaza. The remaining 49% sold to AEW was owned by an affiliate.

        Except as otherwise disclosed in this Circular, none of the directors or officers of BPO or their respective associates or, to the knowledge of the directors and officers of BPO, after reasonable enquiry, any person or company holding more than 10% of any class of equity securities of BPO for the time being outstanding, has any interest in any material transaction to which any of the Purchasers is a party.

        Except as disclosed in this document, none of the BPY Filing Persons or the BPY General Partner is aware of any firm offer by an unaffiliated third party during the past two years with respect to a merger or consolidation of BPO, the sale or other transfer of all or any substantial portion of the assets of BPO, or a purchase of securities of BPO that would enable such person to exercise control over BPO.

        Other than as disclosed elsewhere in this Circular, no person named under "Beneficial Ownership of and Trading in Securities" will receive any direct or indirect benefit from accepting or refusing to vote in favor of the Arrangement Resolution, other than the consideration available to any Voting Shareholder or BPO Convertible Preferred Shareholder under the Arrangement.

EXPENSES OF THE OFFER AND THE ARRANGEMENT

        The Purchasers estimate that the following expenses in the aggregate amount of $12,294,107 will be incurred by the Purchasers and/or one or more of their affiliates in connection with the Offer, including legal, financial advising, accounting, filing and printing costs, the Depositary fees, the information agent fees, the cost of preparation and mailing of the Offer, the fees in respect of the Valuations, and fees or expenses in connection with the Arrangement:

Description	Amount to be Paid
SEC filing fee	$694,107
Printing, proxy solicitation and mailing expenses	$500,000
Financial, legal, accounting, and other advisory fees	$11,000,000
Miscellaneous expenses	$100,000

Total	$12,294,107

        BPO estimates that the following expenses in the aggregate amount of $2,983,152 will be incurred by BPO in connection with the Offer and the Arrangement:

Description	Amount to be Paid
Legal and Financial Advisory Fees and Expenses	$2,400,000
Printing and Mailing Costs	$230,400
Filing Fees	$1,752
Miscellaneous	$351,000

Total	$2,983,152

DEPOSITARY

        The Purchasers have engaged CST Trust Company to act as the Depositary for the Arrangement. The Depositary may contact shareholders by mail, telephone and facsimile and may request banks, brokers, investment dealers and other nominees to forward materials relating to the Arrangement to beneficial owners of BPO Shares. The Depositary will receive reasonable and customary compensation from the Purchasers for its services in connection with the Arrangement, will be reimbursed for certain out of pocket expenses and will be indemnified against certain liabilities and expenses in connection with the Arrangement.

        Questions and requests for assistance concerning the Arrangement may be directed to the Depositary. Contact details for such persons may be found on the back page of this document. Additional copies of this document and related materials may be obtained without charge on request from the Depositary at its offices specified on the back page of this document. Copies of this document and related materials may also be found on SEDAR at www.sedar.com and on the SEC's website at www.sec.gov.

        Except as expressly set forth in this document, no broker, investment dealer, bank or trust company shall be deemed to be an agent of the Purchasers or the Depositary for the purposes of the Arrangement.

INDEBTEDNESS OF DIRECTORS, OFFICERS AND EMPLOYEES

        In response to changing U.S. guidelines on executive loans, in 2002 the BPO Board discontinued granting any further executive loans under securities purchase programs. As of the date hereof, the aggregate indebtedness (other than "routine indebtedness" under applicable Canadian securities laws) to BPO or its subsidiaries of all officers, directors, proposed directors and employees and former officers, directors and employees of BPO and its subsidiaries made in connection with the purchase of common shares of associated companies of BPO ("Designated Shares") was C$698,726. No additional loans have been extended subsequent to July 30, 2002 to directors, executives or senior officers of BPO.

        The following is a summary of the aggregate indebtedness as of the date hereof:

Purpose	To BPO or its Subsidiaries	To Another Entity
Share Purchases	C$698,726	—
Other	—	—

        As of the date hereof, Richard B. Clark, the Chairman of the BPO Board, had an outstanding loan from BPO of C$698,726. The largest amount outstanding of such loan during the 12 months ended December 31, 2013 was C$698,726. Designated Shares are held as security for the loan.

Name and Principal Position	Involvement of BPO or Subsidiary	Largest Amount Outstanding During 2013 (C$)	Amount Outstanding as at April 15, 2014 (C$)	Financially Assisted Securities Purchased During 2013 (#)	Security for Indebtedness	Amount Forgiven During 2013 (C$)
Securities Purchase Programs
Richard B. Clark, Chairman	BPO	698,726	698,726	—	Designated Shares	—

        At December 31, 2013, there were no outstanding loans to officers, directors or employees or former officers, directors or employees of BPO or its subsidiaries, other than in connection with purchases of the Designated Shares (other than "routine indebtedness" under applicable Canadian securities laws). No loans were made to officers, directors or employees for any purpose in 2013.

CEASE TRADE ORDERS, BANKRUPTCIES, PENALTIES OR SANCTIONS

        Mr. Cockwell was a director of Fraser Papers Inc. ("Fraser") until April 29, 2009. On June 18, 2009, Fraser announced that it, together with its subsidiaries, initiated a court-supervised restructuring under the Companies' Creditors Arrangement Act in the Ontario Superior Court of Justice and that they would be seeking similar relief pursuant to chapter 15 of the U.S. Bankruptcy Code in the U.S. Bankruptcy Court for the district of Delaware. On February 10, 2011, the Ontario Superior Court of Justice sanctioned an amended plan of compromise and arrangement under the Companies' Creditors Arrangement Act that provided for, among other things, the sale of most of Fraser's remaining property and the making of distributions to Fraser's creditors.

        In 2010, the New York Department of State alleged that Mr. Massey violated the New York Real Property Law for failing to ensure that three brokers working for Massey Knakal Realty Services were properly licensed as real estate brokers. In 2011, Mr. Massey paid a fine of $2,000 and the New York Department of State terminated and withdrew the matter.

 DIRECTORS' AND OFFICERS' LIABILITY INSURANCE

        BPO maintains directors and officers insurance under policies arranged by Brookfield Asset Management with a combined annual limit of C$50,000,000 subject to a corporate deductible of C$250,000 per loss (C$500,000 for certain of our U.S. subsidiaries). The limit is not exclusive to each corporation insured under the policies. Under this insurance coverage, BPO is reimbursed for indemnity payments made to directors or officers as required or permitted by law or under provisions of its by-laws as indemnity for losses, including legal costs, arising from acts, errors or omissions committed by directors and officers during the course of their duties as such. This insurance also provides coverage to individual directors and officers without any deductible if they are not indemnified by BPO. The insurance coverage for directors and officers has certain exclusions, including, but not limited to, those acts determined to be deliberately fraudulent or dishonest or to have resulted in personal profit or advantage.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

        Other than as described in section 7 of the Special Factors "Interests of Certain Persons in the Transaction", as of April 15, 2014, no director, senior officer or associate of a director or senior officer nor, to the knowledge of our directors or senior officers after having made reasonable inquiry, any person or company who beneficially owns, directly or indirectly, voting securities of BPO carrying more than 10% of the voting rights attached to any class of voting securities of BPO outstanding at the date hereof, or any associate or affiliate thereof, had any material interest, direct or indirect, in any material transaction of BPO or its affiliates nor do any such persons have a material interest, direct or indirect, in any proposed transaction of BPO or its affiliates.

        In the normal course of our operations, we enter into various transactions on market terms with related parties, including intercompany loans, putting amounts on deposit with affiliates, acquiring insurance and leasing office space. Brookfield Asset Management also reimburses us for a portion of the annual compensation paid to certain members of our senior management team to the extent that they devote a portion of their time to Brookfield Property Partners and Brookfield Asset Management's global real estate group.

SHAREHOLDER PROPOSALS

        The CBCA permits eligible shareholders to submit shareholder proposals to BPO, which proposals may be included in a management proxy circular relating to an annual meeting of shareholders. We did not receive any shareholder proposals for the upcoming BPO Meeting. The final date by which we must receive shareholder proposals for the annual meeting of shareholders to be held in 2015 is December 30, 2014.

OTHER BUSINESS

        The Corporation knows of no other matter to come before the BPO Meeting other than the matters referred to in the accompanying Notice of Meeting.

STATUTORY RIGHTS

        Canadian Securities Laws provide shareholders with, in addition to any other rights they may have at law, rights of action for damages if there is a misrepresentation in a circular or notice that is required to be delivered to Shareholders; however, such rights must be exercised within the prescribed time limits. Shareholders should refer to the applicable provisions of the securities legislation of their province or territory for particulars of those rights or consult their legal counsel.

LEGAL MATTERS

        Certain Canadian and U.S. legal matters relating to this Circular will be passed upon by Davies Ward Phillips & Vineberg and Torys LLP. As at April 15, 2014, partners and associates of Davies Ward Phillips & Vineberg beneficially owned, directly or indirectly, less than 1% of the outstanding BPO Common Shares and partners and associates of Torys LLP beneficially owned, directly or indirectly, less than 1% of the outstanding BPO Common Shares.

 EXPERTS

        The financial statements and the related financial statement schedule of Brookfield Property Partners incorporated in this document by reference from the BPY 20-F have been audited by Deloitte LLP, an independent registered public accounting firm, as stated in their report, which is incorporated herein by reference. Such financial statements and financial statement schedule have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing. The address of Deloitte LLP is 181 Bay Street, Toronto, Ontario M5J 2V1.

        The financial statements of BPO incorporated in this document by reference from the BPO 40-F have been audited by Deloitte LLP, an independent registered public accounting firm, as stated in their report, which is incorporated herein by reference. Such financial statements have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing. The address of Deloitte LLP is 181 Bay Street, Toronto, Ontario M5J 2V1.

        The financial statements of Brookfield Property Split Corp. included in this document have been audited by Deloitte LLP, an independent registered public accounting firm, as stated in their report appearing herein. Such financial statements are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing. The address of Deloitte LLP is 181 Bay Street, Toronto, Ontario M5J 2V1.

        The financial statements of Brookfield Office Properties Exchange LP included in this document have been audited by Deloitte LLP, an independent registered public accounting firm, as stated in their report appearing herein. Such financial statements are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing. The address of Deloitte LLP is 181 Bay Street, Toronto, Ontario M5J 2V1.

        The financial statements and the related financial statement schedule of General Growth Properties, Inc. incorporated in this document by reference from the BPY 20-F have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing in the BPY 20-F. Such financial statements and financial statement schedule have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing. The address of Deloitte & Touche LLP is 111 South Wacker, Chicago, IL 60606.

        The consolidated financial statements of GGP/Homart II L.L.C. and GGP-TRS L.L.C. as of December 31, 2012 and 2011, and for each of the two years in the period ended December 31, 2012, have been audited by KPMG LLP, an independent registered public accounting firm as stated in their report appearing in the BPY 20-F. The reports on GGP/Homart II L.L.C. and GGP-TRS L.L.C. are incorporated and upon the authority of said firm as experts in accounting and auditing. The address of KPMG LLP is 200 East Randolph Drive, Suite 5500, Chicago, IL 60601.

        None of the aforementioned persons, nor any director, officer, employee, consultant or partner thereof, as applicable, received or has received a direct or indirect interest in the Purchasers' property or in the property of any of the Purchasers' associates or affiliates.

 CONSENT OF MORGAN STANLEY CANADA LIMITED

To: The Board of Directors of Brookfield Office Properties Inc. (the "Corporation")

        We refer to the Valuations dated December 19, 2013 and the Fairness Opinion dated February 9, 2014, which we prepared for the Independent Committee of the Board of Directors of the Corporation in connection with the offer made by the Purchasers to the holders of common shares of the Corporation, other than the Purchasers and their subsidiaries. We consent to the references to our firm name and to the Valuations and the Fairness Opinion contained in the Management Proxy Circular of the Corporation dated May 5, 2014 (the "Circular"), and to the inclusion of the text of the Valuations and the Fairness Opinion as Appendix L and Appendix M, respectively, of the Circular. In providing our consent, we do not intend that any person other than the Board of Directors or the Corporation be entitled to rely upon the Valuations or the Fairness Opinion.

        DATED at Toronto, Ontario, Canada this 5th day of May, 2014.

(signed) MORGAN STANLEY CANADA LIMITED

 APPROVAL OF THE CIRCULAR

        The contents and sending of this Circular have been approved by the directors of the Corporation.

BRETT M. FOX

General Counsel and Secretary
New York, New York, USA

May 5, 2014

 APPENDIX A — GLOSSARY OF TERMS

        The following terms have the meanings set out below in this Circular, but not including the Notice of Special Meeting or the Appendices (with the exception of Appendix K):

"Acquisition Facility" means the $1.5 billion term acquisition credit facility to fund the Offer and the Arrangement;

"Adjusted Financial Projections" has the meaning ascribed thereto in section 9 of the Special Factors "Certain Unaudited Financial Projections";

"Affected Shareholders" means, collectively, BPO Common Shareholders, BPO Convertible Preferred Shareholders and BPO Class A Preferred Shareholders;

"allowable capital loss" has the meaning ascribed thereto in "Certain Canadian Federal Income Tax Considerations — Taxation of Capital Gains and Losses";

"Applicable Purchaser" means

  (a)
  for a BPO Common Shareholder who has elected or is deemed to have elected to receive BPY Units (i) Brookfield Property Partners for the number of such BPO Common Shareholder's BPO Common Shares equal to the whole number of BPY Units the BPO Common Shareholder is entitled to receive pursuant to Section 3.2 of the Plan of Arrangement and Section 3.3 of the Plan of Arrangement, as applicable, and (ii) BOP Split for the remainder of such BPO Common Shareholder's BPO Common Shares;

  (b)
  Exchange LP for any Canadian Shareholder who has elected or is deemed to have elected to receive Exchange LP Units;

  (c)
  BPO for any Canadian Shareholder who has elected to have its BPO Common Shares purchased for cancellation by BPO; and

  (d)
  BOP Split for any BPO Common Shareholder who is entitled to receive only cash;

"Arrangement" means the arrangement of BPO under section 192 of the CBCA on the terms and subject to the conditions set out in the Plan of Arrangement, subject to any amendments or variations thereto made in accordance with the Arrangement Agreement and Section 6.1 of the Plan of Arrangement or made at the discretion of the Court in the Final Order (with the consent of Brookfield Property Partners and BPO, each acting reasonably);

"Arrangement Agreement" means the Arrangement Agreement dated as of April 24, 2014 among the Purchasers and BPO providing for, among other things, the Arrangement, as the same may be amended, supplemented and/or restated from time to time;

"Arrangement Consideration" means the Unit Consideration, the BOP Split Senior Preferred Share Consideration, the BPO Class A Preferred Share Consideration and the Cash Consideration;

"Arrangement Resolution" means the special resolution of the Shareholders approving the Arrangement that is to be considered at the BPO Meeting substantially in the form of Appendix B hereto;

"Articles" means the articles of incorporation of BPO;

"Articles of Arrangement" means the articles of arrangement of BPO in respect of the Arrangement that are required by the CBCA to be sent to the Director after the Final Order is made, which shall be in form and substance satisfactory to Brookfield Property Partners and BPO, each acting reasonably;

"Authorization" means any authorization, order, permit, approval, grant, licence, registration, consent, right, notification, condition, franchise, privilege, certificate, judgment, writ, injunction, award, determination, direction, decision, decree, by-law, rule or regulation, of, from or required by any Governmental Entity;

"Base Case Financial Projections" has the meaning ascribed thereto in section 9 of the Special Factors "Certain Unaudited Financial Projections";

"BCBCA" means the Business Corporations Act (British Columbia) and the regulations made thereunder, in each case as now in effect and as may be amended from time to time prior to the Effective Date;

"Bermuda Exempted Partnerships Act" means the Bermuda Limited Partnership Act and the Exempted Partnerships Act 1992 (Bermuda), as amended;

"BJCA" means Brookfield Johnson Controls Australia;

"BJCC" means Brookfield Johnson Controls Canada;

"BLND" means the British Land Company plc;

"Board Election Resolution" means the special resolution of Voting Shareholders to amend the Articles to remove cumulative voting, to change the size of the board of directors from 11 directors to a minimum of 3 directors and a maximum of 10 directors and to fix the number of directors at 4;

"BOP Split" means Brookfield Property Split Corp., a corporation incorporated under the laws of British Columbia, and, after the Effective Time references to BOP Split mean BOP Split Amalco;

"BOP Split Amalco" means Brookfield Property Split Corp., the corporation resulting from the BOP Split Amalgamation;

"BOP Split Amalgamation" means the amalgamation of Newco, BOP 1BOX Ltd., BOP 2BOX Ltd. and BOP Split under the BCBCA, creating BOP Split Amalco;

"BOP Split Class A, Series 1 Shares" means the Class A, senior preferred shares of BOP Split, Series 1;

"BOP Split Class A, Series 2 Shares" means the Class A, senior preferred shares of BOP Split, Series 2;

"BOP Split Class A, Series 3 Shares" means the Class A, senior preferred shares of BOP Split, Series 3;

"BOP Split Class A, Series 4 Shares" means the Class A, senior preferred shares of BOP Split, Series 4;

"BOP Split Common Shares" means the class A and class B common shares of BOP Split;

"BOP Split Junior Preferred Shares" means the class A, class B and class C junior preferred shares of BOP Split;

"BOP Split Senior Preferred Share Consideration" means the aggregate number of BOP Split Senior Preferred Shares issued to former BPO Convertible Preferred Shareholders pursuant to the Plan of Arrangement;

"BOP Split Senior Preferred Share Guarantee" means the guarantee between BOP Split and the Guarantors to be entered into on the Effective Date;

"BOP Split Senior Preferred Shares" means the BOP Split Class A, Series 1 Shares; the BOP Split Class A, Series 2 Shares; the BOP Split Class A, Series 3 Shares and the BOP Split Class A, Series 4 Shares;

"BOX" means Brookfield Canada Office Properties;

"BOX Transfer" has the meaning ascribed thereto in "Ancillary Box Transactions";

"BPO" or the "Corporation" means Brookfield Office Properties Inc., a corporation incorporated under the laws of Canada;

"BPO 40-F" means BPO's Annual Report on Form 40-F for the year ended December 31, 2013, filed on March 31, 2014;

"BPO 4.00% Notes" means BPO's 4.00% senior unsecured notes due 2018;

"BPO 4.30% Notes" means BPO's 4.30% senior unsecured notes due 2017;

"BPO Board" means the board of directors of BPO;

"BPO Class A Preferred Share Consideration" means the aggregate consideration issued to former BPO Class A Preferred Shareholders pursuant to the Plan of Arrangement;

"BPO Class A Preferred Shareholder" means a holder of BPO Class A Preferred Shares;

"BPO Class A Preferred Shares" means BPO class A preference shares, Series A and B;

"BPO Common Shareholders" means the holders of BPO Common Shares;

"BPO Common Shares" means the common shares in the capital of BPO, other than the BPO Restricted Shares;

"BPO Convertible Preferred Shareholder" means a holder of BPO Convertible Preferred Shares;

"BPO Convertible Preferred Shares" means the BPO Preferred Shares, Series G, BPO Preferred Shares, Series H, BPO Preferred Shares, Series J and BPO Preferred Shares, Series K;

"BPO Directors' Circular" means the BPO directors' circular date February 11, 2014;

"BPO DRIP" means BPO's dividend reinvestment plan for the BPO Common Shares;

"BPO Meeting" has the meaning ascribed thereto under the heading "Circular";

"BPO Preferred Shares" means the preferred shares of BPO;

"BPO Preferred Shares, Series G" means the Class AAA preference shares, Series G of BPO;

"BPO Preferred Shares, Series H" means the Class AAA preference shares, Series H of BPO;

"BPO Preferred Shares, Series J" means the Class AAA preference shares, Series J of BPO;

"BPO Preferred Shares, Series K" means the Class AAA preference shares, Series K of BPO;

"BPO Restricted Shares" means the common shares in the capital of BPO that were granted under the BPO restricted stock plan and which are either unvested at the Effective Date or are held in a custodial account under the terms of the BPO Restricted Stock Plan at the Effective Date;

"BPO Senior Notes" means the BPO 4.30% Notes and the BPO 4.00% Notes, collectively;

"BPO Shares" has the meaning ascribed thereto in "Information Concerning BPO";

"BPO Valuation" has the meaning ascribed thereto in section 8 of the Special Factors "Summary of Valuations and Fairness Opinion";

"BPY" or "Brookfield Property Partners" means Brookfield Property Partners L.P., a Bermuda exempted limited partnership;

"BPY 20-F" means the annual report of Brookfield Property Partners on Form 20-F for the year ended December 31, 2013 filed on April 2, 2014;

"BPY Filing Persons" means the Purchasers and Brookfield Asset Management;

"BPY General Partner" has the meaning ascribed thereto in in section 1 of the Special Factors "Background to the Arrangement";

"BPY Limited Partnership Agreement" means the second amended and restated limited partnership agreement of Brookfield Property Partners, dated August 8, 2013;

"BPY Options" means (i) a cash settled appreciation right on a BPY Unit or (ii) an option to acquire a preferred share of a private corporation that tracks the value of a BPY Unit;

"BPY Service Providers" means the affiliates of Brookfield that provide services to Brookfield Property Partners pursuant to the Master Services Agreement, which are currently Brookfield Global Property Advisor Limited and Brookfield Property Group LLC, subsidiaries of Brookfield Asset Management, and unless the context otherwise requires, any other affiliate of Brookfield that is appointed by Brookfield Global Property Advisor Limited, Brookfield Property Group LLC or any such affiliate from time to time to act as a service provider pursuant to the Master Services Agreement or to whom any service provider has subcontracted for the provision of such services;

"BPY Unitholder" means a holder of BPY Units;

"BPY Units" means the non-voting limited partnership units of Brookfield Property Partners;

"BPY Valuation" has the meaning ascribed thereto in section 8 of the Special Factors "Summary of Valuations and Fairness Opinion";

"Brookfield" means Brookfield Asset Management and any subsidiary of Brookfield Asset Management;

"Brookfield Asset Management" means Brookfield Asset Management Inc.;

"Brookfield Property Group" means Brookfield Property Group LLC, one of the service providers of Brookfield Property Partners;

"BRSL" means Brookfield Residential Services Limited;

"BSREP" means Brookfield Strategic Real Estate Partners;

"Business Day" means any day of the week, other than a Saturday or Sunday or a statutory or civic holiday observed in Toronto, Ontario or in Hamilton, Bermuda;

"Canadian dollars", "CAD" or "C$" means the lawful currency of Canada;

"Canadian Securities Administrators" means the securities commissions or other similar regulatory authorities in each of the provinces and territories of Canada;

"Canadian Securities Laws" means the Securities Act, together with all other applicable provincial securities Laws, rules and regulations and published policies thereunder;

"Canadian Shareholder" means a Shareholder who, for purposes of the Tax Act and, at all relevant times, is or is deemed to be resident in Canada or, in the case of a Shareholder that is a partnership, a Shareholder that is a "Canadian partnership" as defined in the Tax Act;

"CanHoldco" means Brookfield BPY Holdings Inc., a corporation incorporated under the laws of Ontario;

"CAPM" means capital asset pricing model;

"Cash Consideration" means the aggregate amount of cash consideration paid to BPO Common Shareholders pursuant to the Plan of Arrangement;

"Cash Pro-Ration Factor" means a number, rounded to six decimal places, equal to the Maximum Cash Consideration divided by the Total Elected Cash Consideration;

"CBCA" means the Canada Business Corporations Act and the regulations made thereunder, as now in effect and as they may be promulgated or amended from time to time;

"CBCA Director" means the Director appointed pursuant to section 260 of the CBCA;

"CDS" means CDS Clearing and Depository Services Inc. or its nominee (which is, at the date hereof, CDS & Co.);

"CDS Participant" means a direct or indirect participant of CDS;

"certificate" means a physical share certificate or other evidence of share ownership, including without limitation, a DRS statement or evidence of a book-based holding;

"Certificate of Arrangement" has the meaning ascribed thereto in "Description of the Arrangement — Timing";

"Circular" means the Notice and this annual and special meeting management proxy circular of BPO dated May 5, 2014, including all schedules, appendices and exhibits thereto, sent to the Shareholders in connection with the BPO Meeting, as amended, supplemented or otherwise modified from time to time;

"Court" means the Ontario Superior Court of Justice (Commercial List);

"CRA" has the meaning ascribed thereto in "Certain Canadian Federal Income Tax Considerations";

"CWG" means Canary Wharf Group plc;

"Davies Ward Phillips & Vineberg" means Davies Ward Phillips & Vineberg LLP;

"DCF" means discounted cash flow;

"DDM" means the dividend discount model;

"Demand for Payment" means a written notice containing a Dissenting Shareholder's name and address, the number of Dissenting BPO Common Shares and a demand for payment of the fair value of such Dissenting BPO Common Shares;

"Depositary" means CST Trust Company;

"Designated Shares" has the meaning ascribed thereto in "Indebtedness of Directors, Officers and Employees";

"Director" means the Director appointed pursuant to section 260 of the CBCA;

"Disinterested Directors" has the meaning ascribed thereto in section 1 of the Special Factors "Background to the Arrangement";

"Dissenting BPO Common Shares" has the meaning ascribed to it in "Rights of Dissenting BPO Common Shareholders";

"Dissenting Non-Resident BPO Common Shareholder" has the meaning ascribed thereto in "Certain Canadian Federal Income Tax Considerations — Dissenting Non-Resident BPO Common Shareholders";

"Dissenting Resident BPO Common Shareholder" has the meaning ascribed thereto in "Certain Canadian Federal Income Tax Considerations — Dissenting Resident BPO Common Shareholders";

"Dissenting Shareholder" means a Registered BPO Common Shareholder who dissents in respect of the Arrangement Resolution;

"Dissent Notice" means a written objection to the Arrangement Resolution provided by a Dissenting Shareholders in accordance with the Interim Order and Plan of Arrangement;

"Dissent Rights" means the rights of dissent provided for in the Plan of Arrangement;

"Distribution Amount" has the meaning ascribed thereto in "Description of Exchange LP Units — Retraction of Exchange LP Units by Holders";

"Dividend Adjustments" has the meaning ascribed thereto in "Information Concerning the Purchasers — Brookfield Property Partners L.P. — Earnings Coverage Ratios;"

"Draft Valuations" has the meaning ascribed thereto in section 1 of the Special Factors "Background to the Arrangement";

"DSU Plan" means the deferred share unit plans for the employees, officers and directors of the Corporation;

"DSUs" means the deferred share units awarded under the DSU Plan;

"DTLA Fund" means Brookfield DTLA Holdings LLC;

"EDGAR" means the Electronic Data Gathering, Analysis and Retrieval database of the SEC;

"Effective Date" means the date of the Certificate;

"Effective Time" means immediately after such time on the Effective Date that the BOP Split Amalgamation is effective under the BCBCA;

"Elected Amount" has the meaning ascribed thereto in "Certain Canadian Federal Income Tax Considerations — BPO Common Shares Exchanged Under the Arrangement";

"Election Deadline" has the meaning ascribed thereto in "Certain Canadian Federal Income Tax Considerations — BPO Common Shares Exchanged Under the Arrangement";

"EPRA" means the European Public Real Estate Association;

"Exchange Act" means the U.S. Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder;

"Exchange LP" means Brookfield Office Properties Exchange LP, an Ontario exempted limited partnership;

"Exchange LP Support Agreement" means an agreement to be made between Exchange LP and Brookfield Property Partners, as it may be supplemented, modified or amended from time to time in accordance with the terms thereof;

"Exchange LP Units" means the exchangeable limited partnership units of Exchange LP;

"Exchange Ratio" means 1;

"Exchanging Preferred Shareholder" has the meaning ascribed thereto in "Certain Canadian Federal Income Tax Considerations — Exchange of BPO Convertible Preferred Shares for BOP Split Senior Preferred Shares";

"Executive Employment Agreement" means the agreement in respect of the employment of Mitchell E. Rudin with BPO, dated June 2011;

"Exemptive Relief" has the meaning ascribed thereto in "Information Concerning the Purchasers — Brookfield Property Split Corp — Overview";

"Expiry Time" means 5:00 p.m. (Eastern time) on March 31, 2014;

"Fairness Opinion" means the opinion of Morgan Stanley delivered to the Independent Committee to the effect that, as of February 9, 2014 and based upon and subject to the assumptions made, procedures followed, matters considered and qualifications and limitations upon the scope of the review undertaken by Morgan Stanley, as set forth in its opinion, the Offered Consideration to be received by the holders of BPO Common Shares in the Offer, taken in the aggregate, was fair from a financial point of view to such holders other than the Purchasers and each of their respective affiliates, a summary of which is set forth in the section of this Circular entitled "Summary of Valuations and Fairness Opinion — Fairness Opinion";

"FFO" means funds from operations;

"Final Order" means the order of the Court, in form and substance satisfactory to Brookfield Property Partners and BPO, each acting reasonably, approving the Arrangement, as such order may be amended by the Court (with the consent of Brookfield Property Partners and BPO, each acting reasonably) at any time prior to the Effective Date or, if appealed, then unless such appeal is withdrawn or denied, as affirmed or as amended (provided that any such amendment is satisfactory to Brookfield Property Partners and BPO, each acting reasonably) on appeal;

"GGP" means General Growth Properties, Inc.;

"GGP Shares" means GGP common shares;

"GGP Warrants" means GGP common share warrants;

"Governmental Entity" means (a) any multinational, federal, provincial, state, regional, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitral body, commission, commissioner, board, bureau or agency, domestic or foreign; (b) any subdivision, agent, commission, commissioner, board, or authority of any of the foregoing; (c) any self-regulatory authority, including the TSX and NYSE; or (d) any quasi-governmental or private body exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing;

"GP ULC" means BOP Exchange GP ULC, an unlimited liability company incorporated under the laws of Alberta;

"Guarantors" means Brookfield Property Partners, the Property Partnership, BPO, Brookfield BPY Holdings Inc., Brookfield BPY Retail Holdings II Inc., BPY Bermuda Holdings Limited and BPY Bermuda Holdings II Limited and their respective successors and assigns;

"Holding Entities" means the primary holdings subsidiaries of the Property Partnership, from time to time, through which it indirectly holds all of Brookfield Property Partners' interests in its operating companies;

"IFRS" means International Financial Reporting Standards as issued by the International Accounting Standards Board;

"Independent Committee" has the meaning ascribed thereto in section 1 of the Special Factors "Background to the Arrangement";

"Information" has the meaning ascribed thereto in section 8 of the Special Factors "Summary of Valuations and Fairness Opinion";

"Initial BPO Circular" means the Purchasers' takeover bid circular dated February 11, 2014 in respect of the Offer;

"Initial Effective Time" means 12:01 a.m. (Eastern daylight time) on the Effective Date, or such other time as the parties may agree to in writing before the Effective Date;

"Initial Offer" has the meaning ascribed thereto in section 1 of the Special Factors "Background to the Arrangement";

"Interest Adjustments" has the meaning ascribed thereto in "Information Concerning the Purchasers — Brookfield Property Partners L.P. — Earnings Coverage Ratios;"

"Interhotel" means Deutsche Interhotel AG;

"Interim Order" means an order of the Court, in form and substance acceptable to Brookfield Property Partners, acting reasonably, containing declarations and directions in respect of the notice to be given and the conduct of the BPO Meeting with respect to the Arrangement, as such order may be amended by the Court with the consent of Brookfield Property Partners and BPO, each acting reasonably;

"Intermediary" has the meaning ascribed thereto under the heading "BPO Meeting and Voting Information — Who Can Vote";

"IRS" has the meaning ascribed thereto under the heading "Certain U.S. Federal Income Tax Considerations";

"Joint Tax Election" has the meaning ascribed thereto in "Certain Canadian Federal Income Tax Considerations — BPO Common Shares Exchanged Under the Arrangement";

"LAND" means Land Securities Group plc;

"Law" or "Laws" means all laws (including common law), by-laws, statutes, rules, regulations, principles of law and equity, orders, rulings, ordinances, judgments, injunctions, determinations, awards, decrees or other legally binding requirements, whether domestic or foreign, and the terms and conditions of any Authorization of or from any Governmental Entity, including for this purpose a self-regulatory authority;

"Lenders" has the meaning ascribed thereto in "Sources of Offered Consideration and Arrangement Consideration";

"Letter of Transmittal" means the applicable letter of transmittal and election form in the form accompanying this document;

"Liquidation Call Right" means the overriding right of Brookfield Property Partners to purchase all but not less than all of the Exchange LP Units then outstanding (other than Exchange LP Units held by Brookfield Property Partners or its subsidiaries) in the event of and notwithstanding a proposed liquidation, dissolution or winding up of Exchange LP or any other distribution of the assets of Exchange LP among its holders for the purpose of winding up its affairs;

"Lock-Up Agreements" means the lock-up agreements dated September 29, 2013 with the Locked-Up Shareholders;

"Locked-Up Shareholders" means Signature Global Asset Management and RBC Global Asset Management Inc., on behalf of the relevant investment funds and accounts set out in the Lock Up Agreements;

"Locked-Up Shares" has the meaning ascribed thereto in "Agreements Relating to the Offer";

"Majority of the Minority Threshold" has the meaning ascribed thereto in "BPO Meeting and Voting Information — What am I voting on?";

"March 2014 Notice" has the meaning ascribed thereto in "Management Proxy Circular";

"Mark to Market Election" has the meaning ascribed thereto in "Certain United States Federal Income Tax Considerations — U.S. Holders — Passive Foreign Investment Company Considerations";

"Master Services Agreement" means the amended and restated master services agreement among the Service Recipients, the BPY Service Providers and Brookfield Asset Management;

"Maximum Cash Consideration" means (i) $1,865,692,297 multiplied by a fraction the numerator of which is the number of BPO Common Shares not owned by the Purchasers or Dissenting Shareholders and the denominator of which is the sum of the number of BPO Common Shares not owned by the Purchasers plus 220,030,944, being the number of BPO Common Shares acquired under the Offer;

"Maximum Unit Consideration" means 186,230,125 multiplied by a fraction the numerator of which is the number of BPO Common Shares not owned by the Purchasers or Dissenting Shareholders and the denominator of which is the number of BPO Common Shares not owned by the Purchasers plus 220,030,944, being the number of BPO Common Shares acquired under the Offer;

"Meeting Materials" means the Notice, this Circular and the Corporation's 2013 Annual Report (which includes management's discussion and analysis and consolidated financial statements for the fiscal year ended December 31, 2013);

"MD&A" means management's discussion and analysis;

"MI 61-101" means Multilateral Instrument 61-101 — Protection of Minority Security Holders in Special Transactions, as amended or replaced from time to time;

"Middle East Business" means the Middle East FM Business;

"minority" has the meaning ascribed thereto in "Canadian Securities Law Matters";

"Morgan Stanley" means Morgan Stanley Canada Limited;

"Morgan Stanley Engagement Agreement" has the meaning ascribed thereto in section 8 of the Special Factors "Summary of Valuations and Fairness Opinion";

"MPG" means MPG Office Trust, Inc.;

"Net Asset Value" means the amount, at any time, by which the value of the assets of BOP Split exceed (or are less than): (i) the liabilities of BOP Split as of the 30th day of the immediately preceding month (or, in the case of February, the last day of the month) and (ii) the aggregate of the redemption value of the then outstanding preferred shares of BOP Split at that time.

"New BPY Credit Facility" means the unsecured credit facilities of up to $2.5 billion in the aggregate, consisting of the Acquisition Facility and a $1 billion revolving facility to be used to replace the existing revolving credit facilities of Brookfield Property Partners, to fund a portion of the additional cash required to complete the Offer and the Arrangement up to a limit of $1,865,692,297 and for general corporate and operating purposes;

"Newco" means Brookfield Property Split Holdings Corp.;

"NI 51-102" means National Instrument 51-102, "Continuous Disclosure Obligations" of the Canadian Securities Administrators, as amended or replaced from time to time;

"Non-Registered Affected Shareholders" means Affected Shareholders whose BPO Common Shares or BPO Convertible Preferred Shares, as applicable, are registered in the name of a nominee;

"Non-Registered Shareholders" means Shareholders whose BPO Shares are registered in the name of a nominee;

"Non-Registered Voting Shareholders" has the meaning ascribed thereto in "BPO Meeting and Voting Information — If my shares are not registered in my name but are held in the name of an Intermediary, how do I vote my shares?";

"Non-Resident BOP Split Senior Preferred Shareholder" has the meaning ascribed thereto in "Certain Canadian Federal Income Tax Considerations — Securityholders Not Resident in Canada";

"Non-Resident BPO Common Shareholder" has the meaning ascribed thereto in "Certain Canadian Federal Income Tax Considerations — Securityholders Not Resident in Canada";

"Non-Resident BPO Convertible Preferred Shareholder" has the meaning ascribed thereto in "Certain Canadian Federal Income Tax Considerations — Securityholders Not Resident in Canada";

"Non-Resident BPO Class A Preferred Shareholder" has the meaning ascribed thereto in "Certain Canadian Federal Income Tax Considerations — Securityholders Not Resident in Canada";

"Non-Resident Exchanging Preferred Shareholder" has the meaning ascribed thereto in "Certain Canadian Federal Income Tax Considerations — Securityholders Not Resident in Canada";

"Non-Resident Securityholder" has the meaning ascribed thereto in "Certain Canadian Federal Income Tax Considerations — Securityholders Not Resident in Canada";

"Notice" means the notice of annual and special meeting of shareholders of BPO dated May 5, 2014;

"Notice of Appearance" has the meaning ascribed thereto under the heading "Description of the Arrangement — Court Approval and Completion of the Arrangement";

"Notice of Application" has the meaning ascribed thereto under the heading "Description of the Arrangement — Court Approval and Completion of the Arrangement";

"Notice of Dissent" has the meaning ascribed thereto under the heading "Rights of Dissenting BPO Common Shareholders";

"Notice of Extension, Variation and Change" has the meaning ascribed thereto under the heading "Circular";

"NYSE" means the New York Stock Exchange;

"Offer" means the offer to purchase all of the outstanding BPO Common Shares made in the Purchasers' Circular to Shareholders;

"Offered Consideration" means, in relation to the Offer, one BPY Unit or $20.34 in cash, subject, in each case, to pro-ration;

"Offer to Pay" means a written offer to a Dissenting Shareholder to pay the fair value for the Dissenting BPO Common Shares;

"Option Plans" means all plans of BPO providing options to purchase BPO Common Shares or Other Securities of BPO";

"Options" means options to purchase BPO Common Shares or Other Securities of BPO pursuant to the Option Plans;

"OSC" means the Ontario Securities Commission;

"Other Securities" means all securities convertible into, or exchangeable or exercisable for, BPO Common Shares, including the Options;

"person" includes an individual, partnership, association, body corporate, trustee, executor, administrator, legal representative, government (including any Governmental Entity) or any other entity, whether or not having legal status;

"PFIC" means passive foreign investment company;

"Plan of Arrangement" means the plan of arrangement substantially in the form and content set out in Appendix D to this Circular, as the same may be amended, supplemented or varied from time to time;

"Preliminary Presentation" has the meaning ascribed thereto in section 1 of the Special Factors "Background to the Transaction";

"Property Partnership" means Brookfield Property L.P., a Bermuda exempted limited partnership;

"Purchasers" means Brookfield Property Partners, BOP Split and Exchange LP;

"Purchasers' Circular" has the meaning ascribed thereto in "Management Proxy Circular";

"QEF Election" has the meaning ascribed thereto in "Certain United States Federal Income Tax Considerations — U.S. Holders — Passive Foreign Investment Company Considerations";

"Qualifying Income Exemption" has the meaning ascribed thereto in "Certain United States Federal Income Tax Considerations — Partnership Status of Brookfield Property Partners";

"Received BOP Split Senior Preferred Consideration" has the meaning ascribed thereto in "Description of the Arrangement — Elections of BPO Common Shareholders and BPO Convertible Preferred Shareholders";

"Redemption Call Right" means the overriding right of Brookfield Property Partners to purchase all but not less than all of the Exchange LP Units then outstanding (other than Exchange LP Units held by Brookfield Property Partners or its subsidiaries), notwithstanding any proposed redemption of the Exchange LP Units by Exchange LP;

"Redemption-Exchange Mechanism" means the mechanism by which Brookfield may request redemption of its Redemption-Exchange Units in whole or in part in exchange for cash, subject to the right of Brookfield Property Partners to acquire such interests (in lieu of such redemption) in exchange for BPY Units, as more fully described in the BPY 20-F;

"Redemption-Exchange Units" means the non-voting limited partnership interests in the Property Partnership that are redeemable for cash, subject to the right of Brookfield Property Partners to acquire such interests (in lieu of such redemption) in exchange for BPY Units, pursuant to the Redemption-Exchange Mechanism;

"REIT" means real estate investment trust;

"Registered Affected Shareholders" means Registered BPO Common Shareholders, Registered BPO Convertible Preferred Shareholders and Registered BPO Class A Preferred Shareholders;

"Registered BPO Common Shareholders" means BPO Common Shareholders whose names appear in the register of holders of common shares of BPO maintained on or on behalf of BPO;

"Registered BPO Convertible Preferred Shareholders" means BPO Convertible Preferred Shareholders whose names appear in the register of holders of BPO Convertible Shares maintained on or on behalf of BPO;

"Registered BPO Class A Preferred Shareholders" means holders of BPO Class A Preferred Shares whose names appear in the register of holders of BPO Class A Preferred Shares maintained on or on behalf of BPO;

"Registered Plans" has the meaning ascribed thereto in "Canadian Tax Risk Factors Relating to the Arrangement";

"Resident BPO Common Shareholders" has the meaning ascribed thereto in "Certain Canadian Federal Income Tax Considerations — Securityholders Resident in Canada";

"Resident BPO Convertible Preferred Shareholders" has the meaning ascribed thereto in "Certain Canadian Federal Income Tax Considerations — Securityholders Resident in Canada";

"Resident BPO Class A Preferred Shareholders" has the meaning ascribed thereto in "Certain Canadian Federal Income Tax Considerations — Securityholders Resident in Canada";

"Resident BOP Split Senior Preferred Shareholders" has the meaning ascribed thereto in "Certain Canadian Federal Income Tax Considerations — Holding and Disposing of BOP Split Senior Preferred Shares";

"Resident Exchange LP Unitholders" has the meaning ascribed thereto in "Certain Canadian Federal Income Tax Considerations — Holding and Disposing of Exchange LP Units";

"Resident Securityholders" has the meaning ascribed thereto in "Certain Canadian Federal Income Tax Considerations — Securityholders Resident in Canada";

"Retraction Call Right" means the overriding right of Brookfield Property Partners to purchase all but not less than all of the Exchange LP Units that a holder of Exchange LP Units requests Exchange LP to redeem;

"RRIF" has the meaning ascribed thereto in "Canadian Tax Risk Factors Relating to the Arrangement";

"RRSP" has the meaning ascribed thereto in "Canadian Tax Risk Factors Relating to the Arrangement";

"RSE" means Rouse Properties, Inc.;

"RSE Shares" means RSE common shares;

"RSs" means the BPO restricted share awards;

"SEC" means the U.S. Securities and Exchange Commission;

"Securities Act" means the Securities Act (Ontario) and the rules, regulations and published policies made thereunder, as now in effect and as they may be promulgated or amended from time to time;

"Securities Regulatory Authorities" means all applicable securities regulatory authorities, including (i) the provincial and territorial securities regulatory authority in the provinces and territories of Canada in which BPO is a reporting issuer (or the equivalent), (ii) all applicable federal and state securities regulatory authorities in the United States including, without limitation, the SEC, in each case having or claiming jurisdiction over BPO, and (iii) the TSX and the NYSE;

"Securityholder" has the meaning ascribed thereto in "Certain Canadian Federal Income Tax Considerations";

"SEDAR" means the System for Electronic Document Analysis and Retrieval of the Canadian Securities Administrators;

"Service Recipients" means Brookfield Property Partners, the Property Partnership, the Holding Entities and, at the option of the Holding Entities, any wholly-owned subsidiary of a Holding Entity excluding any operating entity;

"Shareholder Approval" has the meaning ascribed thereto in "Required Shareholder Approval for the Arrangement";

"Shareholders" means holders of BPO Shares;

"SIFT Rules" has the meaning ascribed thereto in "Canadian Tax Risk Factors Relating to the Arrangement";

"SIFT Tax" has the meaning ascribed thereto in "Canadian Tax Risk Factors Relating to the Arrangement";

"Songbird" means Songbird Estates plc;

"Standard Approval Threshold" has the meaning ascribed thereto in "BPO Meeting and Voting Information — What am I voting on?";

"taxable capital gain" has the meaning ascribed thereto in "Certain Canadian Federal Income Tax Considerations — Taxation of Capital Gains and Losses";

"Tax Act" has the meaning ascribed thereto in "Description of the Arrangement — Stock Exchange Mechanics for BPO Common Shares and BPO Class A Preferred Shares";

"Tax Proposals" has the meaning ascribed thereto in "Certain Canadian Federal Income Tax Considerations";

"TFSA" has the meaning ascribed thereto in "Canadian Tax Risk Factors Relating to the Arrangement";

"Total Elected BOP Split Senior Preferred Consideration" has the meaning ascribed thereto in "Description of the Arrangement — Elections of BPO Common Shareholders and BPO Convertible Preferred Shareholders";

"Total Elected Cash Consideration" has the meaning ascribed thereto in "Description of the Arrangement — Elections of BPO Common Shareholders and BPO Convertible Preferred Shareholders";

"Total Elected Unit Consideration" has the meaning ascribed thereto in "Description of the Arrangement — Elections of BPO Common Shareholders and BPO Convertible Preferred Shareholders";

"Transaction" means the Offer and the Arrangement;

"Transaction Consideration" means, collectively, the Offer Consideration and the Arrangement Consideration;

"Transfer Agent" means CST Trust Company;

"TSX" means Toronto Stock Exchange;

"Unit Consideration" means (i) in the case of a Canadian Shareholder who has elected or is deemed to have elected to receive Exchange LP Units, one Exchange LP Unit for each BPO Common Share or (ii) in the case of any other BPO Common Shareholder, one BPY Unit for each BPO Common Share;

"Unit Pro-Ration Factor" means a number, rounded to six decimal places, equal to the Maximum Unit Consideration divided by the Total Elected Unit Consideration;

"U.S." or "United States" means the United States of America;

"U.S. dollars", "dollars", "USD", "US$" or "$" means the lawful currency of the U.S.;

"U.S. Holder" has the meaning ascribed thereto in "Certain United States Federal Income Tax Considerations";

"U.S. Internal Revenue Code" has the meaning ascribed thereto in "United States Tax Risk Factors Relating to the Arrangement";

"U.S. Investment Company Act" means the United States Investment Company Act of 1940, as amended, and the rules and regulations promulgated thereunder;

"U.S. Securities Act" means the U.S. Securities Act of 1933, as amended and the rules and regulations promulgated thereunder;

"U.S. Treasury Regulations" has the meaning ascribed thereto in "Certain United States Federal Income Tax Considerations";

"Validly Dissenting Shareholder" means a registered holder of BPO Common Shares who dissents in respect of the Arrangement Resolution in strict compliance with the Dissent Rights and who is ultimately entitled to be paid fair value for its BPO Common Shares;

"Valuations" has the meaning ascribed thereto in section 8 of the Special Factors "Summary of Valuations — Fairness Opinion";

"Voting Shareholders" means, collectively, BPO Common Shareholders and BPO Class A Preferred Shareholders; and

"VWAP" means volume-weighted average price.

 APPENDIX B — ARRANGEMENT RESOLUTION

BE IT RESOLVED THAT:

1.
The arrangement (the "Arrangement") under section 192 of the Canada Business Corporations Act (the "CBCA") of Brookfield Office Properties Inc. (the "Corporation"), as more particularly described and set forth in the management proxy circular (the "Circular") dated May 5, 2014 of the Corporation accompanying the notice of this meeting (as the Arrangement may be amended, modified or supplemented in accordance with the arrangement agreement (the "Arrangement Agreement") made as of April 24, 2014 between the Corporation, Brookfield Property Partners L.P., Brookfield Office Properties Exchange LP and Brookfield Property Split Corp.), is hereby authorized, approved and adopted.

2.
The plan of arrangement of the Corporation (as it has been or may be amended, modified or supplemented in accordance with the Arrangement Agreement (the "Plan of Arrangement")), the full text of which is set out in Appendix "D" to the Circular, is hereby authorized, approved and adopted.

3.
The (i) Arrangement Agreement and related transactions, (ii) actions of the directors of the Corporation in approving the Arrangement Agreement, and (iii) actions of the directors and officers of the Corporation in executing and delivering the Arrangement Agreement, and any amendments, modifications or supplements thereto, are hereby ratified and approved.

4.
The Company be and is hereby authorized to apply for a final order from the Ontario Superior Court of Justice (Commercial List) to approve the Arrangement on the terms set forth in the Arrangement Agreement and the Plan of Arrangement (as they may be amended, modified or supplemented in accordance with the Arrangement Agreement).

5.
Notwithstanding that this resolution has been passed (and the Arrangement adopted) by the shareholders of the Corporation or that the Arrangement has been approved by the Ontario Superior Court of Justice (Commercial List), the directors of the Corporation are hereby authorized and empowered to, without notice to or approval of the shareholders of the Corporation, (i) amend, modify or supplement the Arrangement Agreement or the Plan of Arrangement, to the extent permitted by the Arrangement Agreement and (ii) subject to the terms of the Arrangement Agreement, not to proceed with the Arrangement and related transactions.

6.
Any officer or director of the Corporation is hereby authorized and directed for and on behalf of the Corporation to execute, under the corporate seal of the Corporation or otherwise, and deliver or cause to be delivered, for filing with the Director under the CBCA articles of arrangement and such other documents as are necessary or desirable to give effect to the Arrangement and the Plan of Arrangement in accordance with the Arrangement Agreement, such determination to be conclusively evidenced by the execution and delivery of such articles of arrangement and any such other documents.

7.
Any officer or director of the Corporation is hereby authorized and directed for and on behalf of the Corporation to execute or cause to be executed, under the corporate seal of the Corporation or otherwise, and to deliver or cause to be delivered all such other documents and instruments and to perform or cause to be performed all such other acts and things as such person determines may be necessary or desirable to give full effect to the foregoing resolution and the matters authorized thereby, such determination to be conclusively evidenced by the execution and delivery of such document or instrument or the doing of any such act or thing.

B-1

 APPENDIX C — BOARD ELECTION RESOLUTION

BE IT RESOLVED THAT:

1.
The articles of incorporation (the "Articles") of Brookfield Office Properties Inc. (the "Corporation") be amended to remove paragraph (b) in Schedule L found in the Restated Articles of Incorporation of Brookfield Properties Corporation dated September 2, 2002:

  "The articles of the Corporation be amended to provide that every shareholder of the Corporation entitled to vote at an election of directors has the right to cast thereat a number of votes equal to the number of votes attached to the shares held by him multiplied by the number of directors to be elected, and he may cast all such votes in favour of one candidate or distribute them among the candidates in such manner as he sees fit, and where he has voted for more than one candidate without specifying the distribution of his votes among such candidates, he shall be deemed to have divided his votes equally among the candidates for whom he voted."

  and replaced with the following:

  "At any shareholders meeting at which directors are to be elected, a separate vote of shareholders shall be taken with respect to each candidate nominated for director."

2.
The Articles be amended to reduce the minimum number of directors from 11 to 3 and the maximum number of directors from 11 to 10.

3.
The number of directors be fixed at 4.

4.
Any officer or director of the Corporation is hereby authorized and directed for and on behalf of the Corporation to execute, under the corporate seal of the Corporation or otherwise, and deliver or cause to be delivered, for filing with the Director under the Canada Business Corporations Act, articles of amendment and such other documents as are necessary or desirable to give effect to these resolutions, such determination to be conclusively evidenced by the execution and delivery of such articles of amendment and any such other documents.

5.
Any officer or director of the Corporation is hereby authorized and directed for and on behalf of the Corporation to execute or cause to be executed, under the corporate seal of the Corporation or otherwise, and to deliver or cause to be delivered all such other documents and instruments and to perform or cause to be performed all such other acts and things as such person determines may be necessary or desirable to give full effect to the foregoing resolutions and the matters authorized thereby, such determination to be conclusively evidenced by the execution and delivery of such document or instrument or the doing of any such act or thing.

C-1

 APPENDIX D — PLAN OF ARRANGEMENT

FORM OF PLAN OF ARRANGEMENT UNDER SECTION 192 OF THE
CANADA BUSINESS CORPORATIONS ACT

ARTICLE 1
DEFINITIONS AND INTERPRETATION

1.1
Definitions.

            In this Plan of Arrangement, unless there is something in the subject matter or context inconsistent therewith, the following words and terms shall have the meanings hereinafter set forth:

  "Applicable Offeror" means

  (a)
  for a Shareholder who has elected or is deemed to have elected to receive BPY Units (i) Brookfield Property Partners for the number of such Shareholder's BPO Common Shares equal to the whole number of BPY Units the Shareholder is entitled to receive pursuant to Section 3.2 and Section 3.3, as applicable, and (ii) BOP Split for the remainder of such Shareholder's BPO Common Shares;

  (b)
  Exchange LP for any Canadian Shareholder who has elected or is deemed to have elected to receive Exchange LP Units;

  (c)
  BPO for any Canadian Shareholder who has elected to have its BPO Common Shares purchased for cancellation by BPO; and

  (d)
  BOP Split for any Shareholder who is entitled to receive only cash;

  "Arrangement" means the arrangement of BPO under section 192 of the CBCA on the terms and subject to the conditions set out in this Plan of Arrangement, subject to any amendments or variations thereto made in accordance with the Arrangement Agreement and Section 6.1 hereof or made at the discretion of the Court in the Final Order (with the consent of Brookfield Property Partners and BPO, each acting reasonably);

  "Arrangement Agreement" means the Arrangement Agreement dated as of April 24, 2014 among the Offerors and BPO providing for, among other things, the Arrangement, as the same may be amended, supplemented and/or restated from time to time;

  "Articles of Arrangement" means the articles of arrangement of BPO in respect of the Arrangement that are required by the CBCA to be sent to the Director after the Final Order is made, which shall be in form and substance satisfactory to Brookfield Property Partners and BPO, each acting reasonably;

  "BCBCA" means the Business Corporations Act (British Columbia) and the regulations made thereunder, in each case as now in effect and as may be amended from time to time prior to the Effective Date;

  "BOP Split" means Brookfield Property Split Corp., a corporation incorporated under the laws of British Columbia, and after the Effective Time, references to BOP Split mean BOP Split Amalco;

  "BOP Split Amalco" means Brookfield Property Split Corp., the corporation resulting from the BOP Split Amalgamation;

  "BOP Split Amalco Preferred Shares" means, collectively, the BOP Split Amalco Preferred Shares, Series 1, the BOP Split Amalco Preferred Shares, Series 2, the BOP Split Amalco Preferred Shares, Series 3 and the BOP Split Amalco Preferred Shares, Series 4;

  "BOP Split Amalco Preferred Shares, Series 1" means the Class A Senior Preferred Shares, Series 1 of BOP Split Amalco, having the rights, privileges, restrictions and conditions set forth in Schedule A hereto;

  "BOP Split Amalco Preferred Shares, Series 2" means the Class A Senior Preferred Shares, Series 2 of BOP Split Amalco, having the rights, privileges, restrictions and conditions set forth in Schedule A hereto;

  "BOP Split Amalco Preferred Shares, Series 3" means the Class A Senior Preferred Shares, Series 3 of BOP Split Amalco, having the rights, privileges, restrictions and conditions set forth in Schedule A hereto;

  "BOP Split Amalco Preferred Shares, Series 4" means the Class A Senior Preferred Shares, Series 4 of BOP Split Amalco, having the rights, privileges, restrictions and conditions set forth in Schedule A hereto;

  "BOP Split Amalgamation" means the amalgamation of Newco, BOP 1BOX Ltd., BOP 2BOX Ltd. and BOP Split under the BCBCA, creating BOP Split Amalco;

  "BPO" means Brookfield Office Properties Inc., a corporation incorporated under the CBCA;

  "BPO Arrangement Resolution" means a special resolution of BPO in substantially the form of Schedule A to the Arrangement Agreement;

  "BPO Convertible Preferred Shareholders" means, collectively, holders of the BPO Preferred Shares, Series G, BPO Preferred Shares, Series H, BPO Preferred Shares, Series J and BPO Preferred Shares, Series K;

  "BPO Convertible Preferred Shares" means, collectively, the BPO Preferred Shares, Series G, BPO Preferred Shares, Series H, BPO Preferred Shares, Series J and BPO Preferred Shares, Series K;

  "BPO Common Shares" means the common shares in the capital of BPO, other than the BPO Restricted Shares;

  "BPO Preferred Shares, Series G" means the Class AAA Preference Shares, Series G of BPO;

  "BPO Preferred Shares, Series H" means the Class AAA Preference Shares, Series H of BPO;

  "BPO Preferred Shares, Series J" means the Class AAA Preference Shares, Series J of BPO;

  "BPO Preferred Shares, Series K" means the Class AAA Preference Shares, Series K of BPO;

  "BPO Redemption Amount" has the meaning ascribed thereto in Section 3.4(b);

  "BPO Restricted Shares" means the common shares in the capital of BPO that were granted under the BPO Restricted Stock Plan and which are either unvested at the Effective Date or are held in a custodial account under the terms of the BPO Restricted Stock Plan at the Effective Date;

  "BPO Voting Preferred Shares" means the Class A Preference Shares, Series A and B of BPO;

  "BPY Units" means the non-voting limited partnership units of Brookfield Property Partners;

  "Brookfield Property Partners" means Brookfield Property Partners L.P., a Bermuda exempted limited partnership;

  "business day" means any day of the week, other than a Saturday or Sunday or a statutory or civic holiday observed in Toronto, Ontario or in Hamilton, Bermuda;

  "Canadian Shareholder" means a Shareholder who, for purposes of the Tax Act and, at all relevant times, is or is deemed to be resident in Canada or, in the case of a Shareholder that is a partnership, a Shareholder that is a "Canadian partnership" as defined in the Tax Act;

  "Cash Pro-Ration Factor" means a number, rounded to six decimal places, equal to the Maximum Cash Consideration divided by the Total Elected Cash Consideration;

  "CBCA" means the Canada Business Corporations Act, R.S.C. 1985, c. C-44, as amended;

  "Certificate" means the certificate of arrangement giving effect to the Arrangement, issued pursuant to subsection 192(7) of the CBCA after the Articles of Arrangement have been filed;

  "certificate" means a physical share certificate or other evidence of share ownership, including without limitation, a DRS statement;

  "Court" means the Ontario Superior Court of Justice (Commercial List);

  "CRA" means the Canada Revenue Agency;

  "Depositary" means CST Trust Company, as depositary at its offices as set out in the Letter of Transmittal and Election Form;

  "Director" means the Director appointed pursuant to section 260 of the CBCA;

  "Dissent Rights" has the meaning ascribed thereto in Section 4.1;

  "Dissenting Shareholder" means a registered holder of BPO Common Shares (other than an Offeror or one of its subsidiaries) who dissents in respect of the BPO Arrangement Resolution in strict compliance with the Dissent Rights and who is ultimately entitled to be paid fair value for its BPO Common Shares;

  "Effective Date" means the date of the Certificate;

  "Effective Time" means immediately after such time on the Effective Date that the BOP Split Amalgamation is effective under the BCBCA;

  "Election Deadline" means 5:00 p.m. (Toronto Time) on the business day which is two business days preceding the Shareholders' Meeting;

  "Exchange LP" means Brookfield Office Properties Exchange LP, an Ontario limited partnership;

  "Exchange LP Units" means the exchangeable limited partnership units of Exchange LP;

  "Final Order" means the order of the Court, in form and substance satisfactory to Brookfield Property Partners and BPO, each acting reasonably, approving the Arrangement, as such order may be amended by the Court (with the consent of Brookfield Property Partners and BPO, each acting reasonably) at any time prior to the Effective Date or, if appealed, then unless such appeal is withdrawn or denied, as affirmed or as amended (provided that any such amendment is satisfactory to Brookfield Property Partners and BPO, each acting reasonably) on appeal;

  "Former Shareholders" means, at and following the Initial Effective Time, the holders of BPO Common Shares (other than the Offerors and their subsidiaries) immediately prior to the Initial Effective Time;

  "Governmental Entity" means (a) any multinational, federal, provincial, state, regional, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitral body, commission, commissioner, board, bureau or agency, domestic or foreign; (b) any subdivision, agent, commission, commissioner, board, or authority of any of the foregoing; (c) any self-regulatory authority, including the TSX and NYSE; or (d) any quasi-governmental or private body exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing;

  "GP ULC" means BOP Exchange GP ULC, an unlimited liability company incorporated under the laws of Alberta;

  "Initial Effective Time" means 12:01 a.m. (Toronto Time) on the Effective Date, or such other time as the parties may agree to in writing before the Effective Date;

  "Interim Order" means an order of the Court, in form and substance acceptable to Brookfield Property Partners, acting reasonably, containing declarations and directions in respect of the notice to be given and the conduct of the Shareholders' Meeting with respect to the Arrangement, as such order may be amended by the Court with the consent of Brookfield Property Partners and BPO, each acting reasonably;

  "Joint Tax Election" has the meaning ascribed thereto in Section 3.5;

  "Letter of Transmittal and Election Form" means the letter of transmittal and election form for use by Shareholders and BPO Convertible Preferred Shareholders with respect to the Arrangement;

  "Maximum Cash Consideration" means (i) $1,865,692,297 multiplied by a fraction the numerator of which is the number of BPO Common Shares not owned by the Offerors or Dissenting Shareholders and the denominator of which is the sum of the number of BPO Common Shares not owned by the Offerors plus 220,030,944, being the number of BPO Common Shares acquired under the Offer;

  "Maximum Series G Consideration" means 1,000,000 BOP Split Amalco Preferred Shares, Series 1;

  "Maximum Series H Consideration" means 1,000,000 BOP Split Amalco Preferred Shares, Series 2;

  "Maximum Series J Consideration" means 1,000,000 BOP Split Amalco Preferred Shares, Series 3;

  "Maximum Series K Consideration" means 1,000,000 BOP Split Amalco Preferred Shares, Series 4;

  "Maximum Unit Consideration" means 186,230,125 multiplied by a fraction the numerator of which is the number of BPO Common Shares not owned by the Offerors or Dissenting Shareholders and the denominator of which is the number of BPO Common Shares not owned by the Offerors plus 220,030,944, being the number of BPO Common Shares acquired under the Offer;

  "Minimum Listing Number" means such number of shares having an aggregate market value of $2,000,000 held by at least 300 public holders, each holding one board lot (equal to 100 securities) or more;

  "Newco" means Brookfield Property Split Holdings Corp.;

  "NYSE" means the New York Stock Exchange;

  "Offerors" means Brookfield Property Partners, BOP Split and Exchange LP;

  "Other Securities" means all securities convertible into, or exchangeable or exercisable for, BPO Common Shares, including stock options;

  "Person" includes an individual, partnership, association, body corporate, joint venture, business organization, trustee, executor, administrator, legal representative, government (including any Governmental Entity) or any other entity, whether or not having legal status;

  "Plan of Arrangement", "hereof", "herein", "hereto" and like references mean and refer to this plan of arrangement;

  "Received Series G Consideration" has the meaning ascribed thereto in Section 3.3(b);

  "Received Series H Consideration" has the meaning ascribed thereto in Section 3.3(c);

  "Received Series I Consideration" has the meaning ascribed thereto in Section 3.3(d);

  "Received Series J Consideration" has the meaning ascribed thereto in Section 3.3(e);

  "Shareholders" means the holders of BPO Common Shares;

  "Shareholders' Meeting" means such meeting or meetings of Shareholders, including any adjournment or postponement thereof, that is to be convened to consider, and if deemed advisable approve, the BPO Arrangement Resolution;

  "Tax Act" means the Income Tax Act, R.S.C. 1985, c. 1 (5th Supp.), as amended, including the regulations promulgated thereunder, and any successor legislation thereto;

  "Total Elected Cash Consideration" has the meaning ascribed thereto in Section 3.3(a)(i);

  "Total Elected Series G Consideration" has the meaning ascribed thereto in Section 3.3(b);

  "Total Elected Series H Consideration" has the meaning ascribed thereto in Section 3.3(c);

  "Total Elected Series J Consideration" has the meaning ascribed thereto in Section 3.3(d);

  "Total Elected Series K Consideration" has the meaning ascribed thereto in Section 3.3(e);

  "Total Elected Unit Consideration" has the meaning ascribed thereto in Section 3.3(a)(ii);

  "Tax Election Deadline" has the meaning ascribed thereto in Section 3.5;

  "TSX" means the Toronto Stock Exchange;

  "Unit Consideration" means (i) in the case of a Canadian Shareholder who has elected or is deemed to have elected to receive Exchange LP Units, one (1) Exchange LP Unit for each BPO Common Share or (ii) in the case of any other Shareholder, one (1) BPY Unit for each BPO Common Share; and

  "Unit Pro-Ration Factor" means a number, rounded to six decimal places, equal to the Maximum Unit Consideration divided by the Total Elected Unit Consideration.

1.2
Interpretation Not Affected By Headings, etc.

            The division of this Plan of Arrangement into Articles, Sections and subsections and the insertion of headings are for convenience of reference only and shall not affect in any way the meaning or interpretation of this Plan of Arrangement.

1.3
Article References

            Unless the contrary intention appears, references in this Plan of Arrangement to an Article, Section or subsection by number or letter or both refer to the Article, Section or subsection, respectively, bearing that designation in this Plan of Arrangement.

1.4
Number and Gender

            In this Plan of Arrangement, unless the contrary intention appears, words importing the singular include the plural and vice versa, and words importing gender shall include all genders.

1.5
Date for Any Action

            If the date on which any action is required to be taken hereunder by any of the parties is not a business day in the place where the action is required to be taken, such action shall be required to be taken on the next succeeding day which is a business day in such place.

1.6
Statutory References

            Unless otherwise indicated, references in this Plan of Arrangement to any statute include all regulations made pursuant to such statute and the provisions of any statute or regulation which amends, supplements or supersedes any such statute or regulation.

1.7
Currency

            All references to "$" mean U.S. dollars.

ARTICLE 2
ARRANGEMENT AGREEMENT

2.1
Arrangement Agreement

            This Plan of Arrangement is made pursuant to, and is subject to the provisions of, the Arrangement Agreement. This Plan of Arrangement shall become effective at, and be binding at and after, the Effective Time on the Offerors, BPO, BPO Convertible Preferred Shareholders and all persons who were immediately prior to the Initial Effective Time holders or beneficial owners of BPO Common Shares, BPO Convertible Preferred Shares or BPO Voting Preferred Shares.

ARTICLE 3
ARRANGEMENT

3.1
Arrangement

            Commencing at the Initial Effective Time, the following events or transactions shall occur and shall be deemed to occur in the following sequence without any further act or formality:

  (a)
  each outstanding BPO Common Share held by a Dissenting Shareholder shall be deemed to be transferred by the holder thereof to BOP Split free and clear of all liens, claims and encumbrances, and each Dissenting Shareholder shall cease to have any rights as a Shareholder other than the right to be paid the fair value of their BPO Common Shares by BOP Split in accordance with Article 4 hereof, and the name of such holder shall be removed from the register of holders of BPO Common Shares, and BOP Split shall be recorded as the registered holder of the BPO Common Share so transferred and shall be deemed to be the legal and beneficial owner thereof, free and clear of any liens, claims or encumbrances;

  (b)
  each outstanding BPO Common Share held by a Shareholder other than a Dissenting Shareholder or an Offeror or one of its subsidiaries shall be and be deemed to be transferred by the holder thereof to the Applicable Offeror in exchange for (i) $20.34 in cash or (ii) the Unit Consideration (in each case as elected or deemed to be elected pursuant to Section 3.2 and subject, in each case, to proration in accordance with Section 3.3) and the name of such holder shall be removed from the register of holders of BPO Common Shares, and the Applicable Offeror shall be recorded as the registered holder of the BPO Common Share so transferred and shall be deemed to be the legal and beneficial owner thereof, free and clear of any liens, claims or encumbrances;

  (c)
  each outstanding BPO Voting Preferred Share other than a BPO Voting Preferred Share held by an Offeror or one of its subsidiaries shall be redeemed by BPO, without any further act or formality on its part, in exchange for the consideration provided for in section 1.3 of the class provisions for the BPO Voting Shares contained in the articles of BPO and the name of the holder of such BPO Voting Preferred Share shall be removed from the register of holders of BPO Voting Preferred Shares;

            Commencing at the Effective Time, the following events or transactions shall occur and shall be deemed to occur in the following sequence without any further act or formality:

  (d)
  provided that at least the Minimum Listing Number of BOP Split Amalco Preferred Shares, Series 1 are elected or are deemed to be elected, each BPO Preferred Share, Series G in respect of which its holder has made an election pursuant to Section 3.2(f) or, if applicable, is deemed to have made an election pursuant to Section 3.2(l) shall be, subject to Section 3.3(b), transferred by the holder thereof to BOP Split Amalco in accordance with the election of such holder pursuant to Section 3.2(f) and in exchange for one (1) BOP Split Amalco Preferred Share, Series 1 and the name of such holder shall be removed from the register of holders of BPO Preferred Shares, Series G and added to the register of holders of BOP Split Amalco Preferred Shares, Series 1, and BOP Split Amalco shall be recorded as the registered holder of the BPO Preferred Share, Series G so exchanged and shall be deemed to be the legal and beneficial owner thereof, free and clear of any liens, claims or encumbrances;

  (e)
  provided that at least the Minimum Listing Number of BOP Split Amalco Preferred Shares, Series 2 are elected or are deemed to be elected, each BPO Preferred Share, Series H in respect of which its holder has made an election pursuant to Section 3.2(g) or, if applicable, is deemed to have made an election pursuant to Section 3.2(m) shall be, subject to Section 3.3(c), transferred by the holder thereof to BOP Split Amalco in accordance with the election of such holder pursuant to Section 3.2(g) and in exchange for one (1) BOP Split Amalco Preferred Share, Series 2 and the name of such holder shall be removed from the register of holders of BPO Preferred Shares, Series H and added to the register of holders of BOP Split Amalco Preferred Shares, Series 2, and BOP Split Amalco shall be recorded as the registered holder of the BPO Preferred Share,

    Series H so exchanged and shall be deemed to be the legal and beneficial owner thereof, free and clear of any liens, claims or encumbrances;

  (f)
  provided that at least the Minimum Listing Number of BOP Split Amalco Preferred Shares, Series 3 are elected or are deemed to be elected, each BPO Preferred Share, Series J in respect of which its holder has made an election pursuant to Section 3.2(h) or, if applicable, is deemed to have made an election pursuant to Section 3.2(n) shall be, subject to Section 3.3(d), transferred by the holder thereof to BOP Split Amalco in accordance with the election of such holder pursuant to Section 3.2(h) and in exchange for one (1) BOP Split Amalco Preferred Share, Series 3 and the name of such holder shall be removed from the register of holders of BPO Preferred Shares, Series J and added to the register of holders of BOP Split Amalco Preferred Shares, Series 3, and BOP Split Amalco shall be recorded as the registered holder of the BPO Preferred Share, Series J so exchanged and shall be deemed to be the legal and beneficial owner thereof, free and clear of any liens, claims or encumbrances;

  (g)
  provided that at least the Minimum Listing Number of BOP Split Amalco Preferred Shares, Series 4 are elected or are deemed to be elected, each BPO Preferred Share, Series K in respect of which its holder has made an election pursuant to Section 3.2(i) or, if applicable, is deemed to have made an election pursuant to Section 3.2(o) shall be, subject to Section 3.3(e), transferred by the holder thereof to BOP Split Amalco in accordance with the election of such holder pursuant to Section 3.2(i) and in exchange for one (1) BOP Split Amalco Preferred Share, Series 4 and the name of such holder shall be removed from the register of holders of BPO Preferred Shares, Series K and added to the register of holders of BOP Split Amalco Preferred Shares, Series 4, and BOP Split Amalco shall be recorded as the registered holder of the BPO Preferred Share, Series K so exchanged and shall be deemed to be the legal and beneficial owner thereof, free and clear of any liens, claims or encumbrances;

  (h)
  any BPO Convertible Preferred Shares not transferred to BOP Split Amalco pursuant to the foregoing shall remain outstanding as BPO Convertible Preferred Shares; and

  (i)
  the share conditions for each series of BPO Convertible Preferred Shares shall be modified in order to provide for the BPO Convertible Preferred Shares to be convertible into BPY Units rather than BPO Common Shares, all as set forth in Schedule B hereto.

3.2
Elections

            With respect to the exchange of BPO Common Shares effected pursuant to Section 3.1:

  (a)
  each Shareholder (other than Canadian Shareholders, Dissenting Shareholders or an Offeror or its subsidiaries) may elect to receive from the Offerors, in respect of each BPO Common Share held:

  (i)
  one (1) BPY Unit; or

  (ii)
  $20.34 in cash;

  (b)
  each Canadian Shareholder (other than Dissenting Shareholders or an Offeror or its subsidiaries) may elect:

  (i)
  to receive from the Offerors, in respect of each BPO Common Share held:

  (A)
  $20.34 in cash; or

  (B)
  one (1) Exchange LP Unit; or

  (C)
  one (1) BPY Unit; or

  (ii)
  to have its BPO Common Shares purchased for cancellation by BPO in exchange for, in respect of each BPO Common Share held:

  (A)
  $20.34 in cash; or

      (B)
      one (1) Exchange LP Unit; and

  (c)
  the elections provided for in Sections 3.2(a) and 3.2(b) shall be made by each applicable Shareholder by depositing with the Depositary, prior to the Election Deadline, a duly completed Letter of Transmittal and Election Form indicating such holder's election, together with any certificates representing the holder's BPO Common Shares;

  (d)
  any Letter of Transmittal and Election Form, once deposited with the Depositary, shall be irrevocable and may not be withdrawn by a Shareholder; and

  (e)
  any Shareholder who (i) does not deposit with the Depositary a duly completed Letter of Transmittal and Election Form prior to the Election Deadline, (ii) properly exercises Dissent Rights in accordance with Section 4.1(a) but is not ultimately entitled, for any reason, to be paid the fair value for its BPO Common Shares by BOP Split as referenced in Section 4.1(b), or (iii) otherwise fails to comply with the requirements of Sections 3.2(a) or 3.2(b) and the Letter of Transmittal and Election Form, shall be deemed to have elected to receive, subject to Section 3.3, one (1) BPY Unit for each BPO Common Share held.

            With respect to the exchange of BPO Convertible Preferred Shares pursuant to Section 3.1:

  (f)
  each holder of BPO Preferred Shares, Series G may elect to receive, in respect of each BPO Preferred Share, Series G held, one (1) BOP Split Amalco Preferred Share, Series 1, subject to Section 3.3, or may elect to retain the holder's BPO Preferred Shares, Series G;

  (g)
  each holder of BPO Preferred Shares, Series H may elect to receive, in respect of each BPO Preferred Share, Series H held, one (1) BOP Split Amalco Preferred Share, Series 2, subject to Section 3.3, or may elect to retain the holder's BPO Preferred Shares, Series H;

  (h)
  each holder of BPO Preferred Shares, Series J may elect to receive, in respect of each BPO Preferred Share, Series J held, one (1) BOP Split Amalco Preferred Share, Series 3, subject to Section 3.3, or may elect to retain the holder's BPO Preferred Shares, Series J;

  (i)
  each holder of BPO Preferred Shares, Series K may elect to receive, in respect of each BPO Preferred Share, Series K held, one (1) BOP Split Amalco Preferred Share, Series 4, subject to Section 3.3, or may elect to retain the holder's BPO Preferred Shares, Series K;

  (j)
  the election provided for in Section 3.2(f), 3.2(g), 3.2(h) or 3.2(i), as applicable, shall be made by each holder of BPO Convertible Preferred Shares by depositing with the Depositary, prior to the Election Deadline, a duly completed Letter of Transmittal and Election Form indicating such holder's election, together with any certificates representing the holder's BPO Convertible Preferred Shares;

  (k)
  any Letter of Transmittal and Election Form, once deposited with the Depositary, shall be irrevocable and may not be withdrawn by a holder of BPO Convertible Preferred Shares;

  (l)
  any holder of BPO Preferred Shares, Series G who does not deposit with the Depositary a duly completed Letter of Transmittal and Election Form prior to the Election Deadline, or otherwise fails to comply with the requirements of Section 3.2(f) and the Letter of Transmittal and Election Form, shall be deemed to have elected to receive, subject to Section 3.3(b), BOP Split Amalco Preferred Shares, Series 1;

  (m)
  any holder of BPO Preferred Shares, Series H who does not deposit with the Depositary a duly completed Letter of Transmittal and Election Form prior to the Election Deadline, or otherwise fails to comply with the requirements of Section 3.2(g) and the Letter of Transmittal and Election Form, shall be deemed to have elected to receive, subject to Section 3.3(c), BOP Split Amalco Preferred Shares, Series 2;

  (n)
  any holder of BPO Preferred Shares, Series J who does not deposit with the Depositary a duly completed Letter of Transmittal and Election Form prior to the Election Deadline, or otherwise fails to comply with the requirements of Section 3.2(h) and the Letter of Transmittal and Election Form, shall be deemed to have elected to receive, subject to Section 3.3(d), BOP Split Amalco Preferred Shares, Series 3; and

  (o)
  any holder of BPO Preferred Shares, Series K who does not deposit with the Depositary a duly completed Letter of Transmittal and Election Form prior to the Election Deadline, or otherwise fails to comply with the requirements of Section 3.2(i) and the Letter of Transmittal and Election Form, shall be deemed to have elected to receive, subject to Section 3.3(e), BOP Split Amalco Preferred Shares, Series 4.

3.3
Adjustments to Consideration

(a)
Notwithstanding Section 3.2 or any other provision herein, (i) the maximum amount of cash that may, in the aggregate, be paid to the Shareholders pursuant to Section 3.1 shall be equal to the Maximum Cash Consideration; and (ii) the maximum number of BPY Units and Exchange LP Units that may, in the aggregate, be issued to the Shareholders pursuant to Section 3.1 shall be equal to the Maximum Unit Consideration. In the event that:

(i)
the aggregate amount of cash that would, but for this Section 3.3(a)(i), be paid to Shareholders in accordance with the elections or deemed elections of such Shareholders pursuant to Section 3.2 (the "Total Elected Cash Consideration") exceeds the Maximum Cash Consideration, then

(A)
the aggregate amount of cash to be paid to any Shareholder shall be determined by multiplying the aggregate amount of cash that would, but for this Section 3.3(a)(i), be paid to such Shareholder by the Cash Pro-Ration Factor; and

(B)
such holder shall receive and shall be deemed to have elected to receive Unit Consideration (calculated by valuing each BPY Unit or Exchange LP Unit at $20.34) for the remainder of their BPO Common Shares; and

(ii)
the aggregate number of BPY Units and Exchange LP Units that would, but for this Section 3.3(a)(ii), be issued to Shareholders in accordance with the elections or deemed elections of such Shareholders pursuant to Section 3.2 (the "Total Elected Unit Consideration") exceeds the Maximum Unit Consideration, then:

(A)
the aggregate number of BPY Units or Exchange LP Units, as applicable, to be issued to any Shareholder, subject to rounding in accordance with Section 3.6(a), shall be determined by multiplying the aggregate number of BPY Units or Exchange LP Units, as applicable, that would, but for this Section 3.3(a)(ii), be issued to such Shareholder by the Unit Pro-Ration Factor; and

(B)
such holder shall receive and shall be deemed to have elected to receive $20.34 in cash per BPO Common Share for the remainder of their BPO Common Shares.

(b)
Notwithstanding Section 3.2 or any other provision herein, (i) the maximum number of BOP Split Amalco Preferred Shares, Series 1 that may, in the aggregate, be issued to holders of BPO Preferred Shares, Series G pursuant to Section 3.1 shall be equal to the Maximum Series G Consideration. In the event that the aggregate number of BOP Split Amalco Preferred Shares, Series 1 that would, but for this Section 3.3(b), be issued to holders of BPO Preferred Shares, Series G in accordance with the elections of such holders pursuant to Section 3.2(f) or deemed elections pursuant to Section 3.2(l) (the "Total Elected Series G Consideration") exceeds the Maximum Series G Consideration, then:

(i)
the aggregate number of BOP Split Amalco Preferred Shares, Series 1 to be issued to any holder of BPO Preferred Shares, Series G shall be determined by

      (A)
      multiplying the aggregate number of BOP Split Amalco Preferred Shares, Series 1 that would, but for this Section 3.3(b), be issued to such holder by a number, rounded to six decimal places, equal to the Maximum Series G Consideration divided by the Total Elected Series G Consideration; and

      (B)
      if such number of BOP Split Amalco Preferred Shares, Series 1 is not a whole number, rounding such number down to the closest whole number (such whole number of BOP Split Amalco Preferred Shares, Series 1, after rounding, if necessary, the "Received Series G Consideration"); and

    (ii)
    such holder shall be deemed to have:

    (A)
    elected to transfer to BOP Split Amalco such number of BPO Preferred Shares, Series G equal to the Received Series G Consideration; and

    (B)
    elected to retain the remaining BPO Preferred Shares, Series G.

  (c)
  Notwithstanding Section 3.2 or any provision herein contrary to, (i) the maximum number of BOP Split Amalco Preferred Shares, Series 2 that may, in the aggregate, be issued to holders of BPO Preferred Shares, Series H pursuant to Section 3.1 shall be equal to the Maximum Series H Consideration. In the event that the aggregate number of BOP Split Amalco Preferred Shares, Series 2 that would, but for this Section 3.3(c), be issued to holders of BPO Preferred Shares, Series H in accordance with the elections of such holders pursuant to Section 3.2(g) or deemed elections pursuant to Section 3.2(m) (the "Total Elected Series H Consideration") exceeds the Maximum Series H Consideration, then:

  (i)
  the aggregate number of BOP Split Amalco Preferred Shares, Series 2 to be issued to any holder of BPO Preferred Shares, Series H shall be determined by

  (A)
  multiplying the aggregate number of BOP Split Amalco Preferred Shares, Series 2 that would, but for this Section 3.3(c), be issued to such holder by a number, rounded to six decimal places, equal to the Maximum Series H Consideration divided by the Total Elected Series H Consideration; and

  (B)
  if such number of BOP Split Amalco Preferred Shares, Series 2 is not a whole number, rounding such number down to the closest whole number (such whole number of BOP Split Amalco Preferred Shares, Series 2, after rounding, if necessary, the "Received Series H Consideration"); and

  (ii)
  such holder shall be deemed to have:

  (A)
  elected to transfer to BOP Split Amalco such number of BPO Preferred Shares, Series H equal to the Received Series H Consideration; and

  (B)
  elected to retain the remaining BPO Preferred Shares, Series H.

  (d)
  Notwithstanding Section 3.2 or any provision herein contrary to, (i) the maximum number of BOP Split Amalco Preferred Shares, Series 3 that may, in the aggregate, be issued to holders of BPO Preferred Shares, Series J pursuant to Section 3.1 shall be equal to the Maximum Series J Consideration. In the event that the aggregate number of BOP Split Amalco Preferred Shares, Series 3 that would, but for this Section 3.3(d), be issued to holders of BPO Preferred Shares, Series J in accordance with the elections of such holders pursuant to Section 3.2(h) or deemed elections pursuant to Section 3.2(n) (the "Total Elected Series J Consideration") exceeds the Maximum Series J Consideration, then:

  (i)
  the aggregate number of BOP Split Amalco Preferred Shares, Series 3 to be issued to any holder of BPO Preferred Shares, Series J shall be determined by

  (A)
  multiplying the aggregate number of BOP Split Amalco Preferred Shares, Series 3 that would, but for this Section 3.3(d), be issued to such holder by a number,

        rounded to six decimal places, equal to the Maximum Series J Consideration divided by the Total Elected Series J Consideration; and

      (B)
      if such number of BOP Split Amalco Preferred Shares, Series 3 is not a whole number, rounding such number down to the closest whole number (such whole number of BOP Split Amalco Preferred Shares, Series 3, after rounding, if necessary, the "Received Series J Consideration"); and

    (ii)
    such holder shall be deemed to have:

    (A)
    elected to transfer to BOP Split Amalco such number of BPO Preferred Shares, Series J equal to the Received Series J Consideration; and

    (B)
    elected to retain the remaining BPO Preferred Shares, Series J.

  (e)
  Notwithstanding Section 3.2 or any provision herein contrary to, (i) the maximum number of BOP Split Amalco Preferred Shares, Series 4 that may, in the aggregate, be issued to holders of BPO Preferred Shares, Series K pursuant to Section 3.1 shall be equal to the Maximum Series K Consideration. In the event that the aggregate number of BOP Split Amalco Preferred Shares, Series 4 that would, but for this Section 3.3(e), be issued to holders of BPO Preferred Shares, Series K in accordance with the elections of such holders pursuant to Section 3.2(i) or deemed elections pursuant to Section 3.2(o) (the "Total Elected Series K Consideration") exceeds the Maximum Series K Consideration, then:

  (i)
  the aggregate number of BOP Split Amalco Preferred Shares, Series 4 to be issued to any holder of BPO Preferred Shares, Series K shall be determined by

  (A)
  multiplying the aggregate number of BOP Split Amalco Preferred Shares, Series 4 that would, but for this Section 3.3(e), be issued to such holder by a number, rounded to six decimal places, equal to the Maximum Series K Consideration divided by the Total Elected Series K Consideration; and

  (B)
  if such number of BOP Split Amalco Preferred Shares, Series 4 is not a whole number, rounding such number down to the closest whole number (such whole number of BOP Split Amalco Preferred Shares, Series 4, after rounding, if necessary, the "Received Series K Consideration"); and

  (ii)
  such holder shall be deemed to have:

  (A)
  elected to transfer to BOP Split Amalco such number of BPO Preferred Shares, Series K equal to the Received Series K Consideration; and

  (B)
  elected to retain the remaining BPO Preferred Shares, Series K.

3.4
Deposit Rules and Procedures

(a)
On or immediately prior to the Effective Date, the Offerors shall:

(i)
deposit or cause to be deposited with the Depositary, for the benefit of the Shareholders, except those Shareholders whose BPO Common Shares are being purchased for cancellation by BPO, entitled to receive cash pursuant to Section 3.1, the aggregate amount of cash that such Shareholders are entitled to receive under the Arrangement; and

(ii)
deposit or cause to be deposited with the Depositary;

(A)
for the benefit of and to be held on behalf of the Shareholders entitled to receive BPY Units or Exchange LP Units, as applicable, pursuant to Section 3.1, certificates representing the BPY Units and Exchange LP Units, as applicable, that such Shareholders are entitled to receive under the Arrangement (calculated without reference to whether any Shareholder has exercised Dissent Rights); and

      (B)
      for the benefit of and to be held on behalf of the BPO Convertible Preferred Shareholders entitled to receive BOP Split Amalco Preferred Shares pursuant to Section 3.1, certificates representing the BOP Split Amalco Preferred Shares that such BPO Convertible Preferred Shareholders are entitled to receive under the Arrangement, which certificates and cash shall be held by the Depositary as agent and nominee for Former Shareholders or former BPO Convertible Preferred Shareholders for distribution to such former holders in accordance with the provisions of Article 5 hereof.

  (b)
  On or immediately prior to the Effective Date, BPO shall:

  (i)
  deposit or cause to be deposited with the Depositary, for the benefit of the Shareholders or holders of BPO Voting Preferred Shares who are entitled to receive cash from BPO pursuant to Section 3.1, the aggregate amount of cash that such Shareholders or holders of BPO Voting Preferred Shares, as applicable, are entitled to receive under the Arrangement (the "BPO Redemption Amount"), unless BPO requests funding in accordance with Section 4.1(c) of the Arrangement Agreement, in which case the Offerors shall, on or immediately prior to the Effective Date, deposit or cause to be deposited with the Depositary the BPO Redemption Amount.

  (c)
  For greater certainty, where a Shareholder who has elected (or is deemed to have elected) to receive Unit Consideration as consideration for their BPO Common Shares receives BPY Units or Exchange LP Units, as applicable, and cash because of pro-ration, the Shareholder will be deemed to have received a proportionate amount of cash and BPY Units or Exchange LP Units, as applicable, as consideration for each whole BPO Common Share acquired.

  (d)
  Shareholders who have so elected in their Letter of Transmittal and Election Form will receive the C$ equivalent of any cash received pursuant to their elections or deemed elections, based on the exchange rate available to the Depositary at its typical banking institution on the date such funds are converted.

For greater certainty, for the purposes of Article 3, if a Shareholder submits more than one valid Letter of Transmittal and Election Form, such holder shall be treated as a separate Shareholder in respect of each valid Letter of Transmittal and Election Form submitted.

3.5
Tax Elections

            A Canadian Shareholder who receives Exchange LP Units only or a combination of Exchange LP Units and cash as consideration for such Canadian Shareholder's BPO Common Shares shall be entitled to make a joint election with GP ULC, the general partner of Exchange LP on behalf of all of the members of Exchange LP (the "Joint Tax Election") under subsection 97(2) of the Tax Act (and the corresponding provisions of any applicable provincial tax legislation). A Joint Tax Election shall be made jointly by the Canadian Shareholder and GP ULC on behalf of all of the members of Exchange LP. To make a Joint Tax Election, a Canadian Shareholder must provide the relevant information to GP ULC through a website, http://www.brookfieldpropertypartners.com/ bpotaxelection, that will be made available for this purpose. The relevant information must be submitted to GP ULC through the website on or before the day that is 85 days following the Effective Date (the "Tax Election Deadline"). GP ULC will not make a Joint Tax Election with Canadian Shareholders who do not provide the relevant information through the website on or before the Tax Election Deadline. After receipt of all of the relevant information through the website, and provided that the information provided complies with the rules under the Tax Act regarding the Joint Tax Election, GP ULC will deliver an executed copy of the Joint Tax Election containing the relevant information to the Canadian Shareholder. The Canadian Shareholder will be solely responsible for executing its portion of the Joint Tax Election and submitting it to the CRA (and, where applicable, to any provincial tax authority) within the required time.

3.6
No Fractional Units and Rounding of Cash Consideration

(a)
In no event shall any fractional BPY Units or Exchange LP Units be issued under this Plan of Arrangement. Where the aggregate number of BPY Units or Exchange LP Units to be issued to a Shareholder as consideration under this Plan of Arrangement would result in a fraction of a BPY Unit or Exchange LP Unit being issuable, then the number of BPY Units or Exchange LP Units to be issued to such Shareholder shall be rounded down to the closest whole number and, in lieu of the issuance of a fractional BPY Unit or Exchange LP Unit thereof, such Shareholder will receive a cash payment in U.S. dollars (rounded down to the nearest cent) determined on the basis of an amount equal to (i) $19.34 multiplied by (ii) the fractional unit amount.

(b)
If the aggregate cash amount which a Shareholder is entitled to receive pursuant to Section 3.1 would otherwise include a fraction of $0.01, then the aggregate cash amount to which such Shareholder shall be entitled to receive shall be rounded up to the nearest whole $0.01.

3.7
Adjustments to Unit Consideration

            The number of BPY Units and Exchange LP Units that constitute the Unit Consideration shall be adjusted to reflect fully the effect of any stock split, reverse split, stock dividend (including any dividend or distribution of securities convertible into BPY Units or BPO Common Shares, other than stock dividends paid in lieu of ordinary course dividends), consolidation, reorganization, recapitalization or other like change with respect to BPY Units or BPO Common Shares occurring after the date of the Arrangement Agreement and prior to the Initial Effective Time.

ARTICLE 4
DISSENT PROCEDURES

4.1
Rights of Dissent

(a)
Registered Shareholders may exercise rights of dissent with respect to their BPO Common Shares pursuant to and in the manner set forth in section 190 of the CBCA as modified by the Interim Order and this Article 4 in connection with the Arrangement (the "Dissent Rights"), provided that, notwithstanding subsection 190(5) of the CBCA, written notice setting forth such a registered Shareholder's objection to the Arrangement and exercise of Dissent Rights must be received by the Offerors not later than 5:00 p.m. (Toronto Time) on the business day which is two business days preceding the date of the Shareholders' Meeting.

(b)
Shareholders who properly exercise their Dissent Rights shall be deemed to have transferred their BPO Common Shares to BOP Split as of the Initial Effective Time as set out in Section 3.1(a) hereof. If such Shareholders are ultimately entitled to be paid the fair value for their BPO Common Shares by BOP Split pursuant to the Dissent Rights, the Shareholders will not be entitled to any other payment or consideration, including any payment that would be payable under the Arrangement had such holders not exercised their Dissent Rights; provided however that if any such Shareholder is not ultimately entitled, for any reason, to be paid the fair value for their BPO Common Shares by BOP Split, such Shareholder shall be deemed to have elected pursuant to Section 3.2(e) to receive one (1) BPY Unit for each BPO Common Share held and will be subject to the same adjustment made pursuant to Section 3.3 as for any other Shareholder who elected to receive Unit Consideration.

(c)
In addition to any other restrictions under Section 190 of the CBCA, and for greater certainty, holders of Other Securities, BPO Voting Preferred Shares and BPO Convertible Preferred Shares shall not be entitled to exercise Dissent Rights.

4.2
Recognition of Dissenting Shareholders

            From and after the Initial Effective Time, in no case shall the Offerors, BPO or any other Person be required to recognize a Dissenting Shareholder as a holder of BPO Common Shares or as a holder of any securities of any of the Offerors, BPO or any of their respective subsidiaries and the names of the Dissenting Shareholders shall be deleted from the register of holders of BPO Common Shares.

ARTICLE 5
DELIVERY OF CONSIDERATION

5.1
Delivery of Unit Consideration and Cash Consideration

(a)
Upon surrender to the Depositary for cancellation of a certificate which immediately prior to the Initial Effective Time represented one or more outstanding BPO Common Shares, together with a duly completed and executed Letter of Transmittal and Election Form, and such additional documents and instruments as the Depositary may reasonably require, the holder of such surrendered certificate shall be entitled to receive in exchange therefor, and the Depositary shall deliver to such holder following the Initial Effective Time (in each case, less any amounts withheld pursuant to Section 5.5 hereof), (i) a certificate representing the number of BPY Units or Exchange LP Units to which such holder is entitled to receive under the Arrangement, as applicable; and (ii) a cheque for the cash consideration to which such holder is entitled to under the Arrangement, as applicable.

(b)
After the Initial Effective Time and until surrendered for cancellation as contemplated by Section 5.1(a) hereof, each certificate which immediately prior to the Initial Effective Time represented one or more BPO Common Shares shall be deemed at all times to represent only the right to receive in exchange therefor the entitlements which the holder of such certificate is entitled to receive in accordance with Section 5.1(a) hereof.

5.2
Delivery of BOP Split Amalco Preferred Shares

(a)
Upon surrender to the Depositary for cancellation of a certificate which immediately prior to the Effective Time represented one or more outstanding BPO Convertible Preferred Shares, together with a duly completed and executed Letter of Transmittal and Election Form, and such additional documents and instruments as the Depositary may reasonably require, the holder of such surrendered certificate shall be entitled to receive in exchange therefor, and the Depositary shall deliver to such holder following Effective Time, a certificate representing the number of BOP Split Amalco Preferred Shares to which such holder is entitled to receive under the Arrangement.

(b)
After the Effective Time and until surrendered for cancellation as contemplated by Section 5.2(a) hereof, each certificate which immediately prior to the Effective Time represented one or more BPO Convertible Preferred Shares to be exchanged pursuant to Section 3.1 shall be deemed at all times to represent only the right to receive in exchange therefor the entitlements which the holder of such certificate is entitled to receive in accordance with Section 5.2(a) hereof.

5.3
Lost Certificates

            In the event any certificate which immediately prior to the Initial Effective Time represented one or more outstanding BPO Common Shares or BPO Convertible Preferred Shares that were exchanged pursuant to Section 3.1 shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such certificate to be lost, stolen or destroyed, the Depositary will issue in exchange for such lost, stolen or destroyed certificate, the consideration that such Person is entitled to receive pursuant to Section 3.1 (and any dividends or distributions with respect thereto pursuant to Section 5.4) deliverable in accordance with such holder's Letter of Transmittal and Election Form. When authorizing the delivery of such consideration in exchange for any lost, stolen or destroyed certificate, the Person to whom the consideration is being delivered shall, as a condition precedent to the delivery of such consideration, give a bond satisfactory to BPO, Brookfield Property Partners and the Depositary in such sum as BPO, Brookfield Property Partners or the Depositary may direct or otherwise indemnify BPO, the Offerors and the Depositary in a manner satisfactory to BPO, Brookfield Property Partners and the Depositary against any claim that may be made against BPO, the Offerors or the Depositary with respect to the certificate alleged to have been lost, stolen or destroyed.

5.4
Distributions with Respect to Unsurrendered Certificates

            No distribution declared or made after the Initial Effective Time with respect to BPY Units or Exchange LP Units with a record date after the Initial Effective Time shall be paid to the holder of any unsurrendered certificate which, immediately prior to the Initial Effective Time, represented outstanding BPO Common Shares unless and until the holder of such certificate shall have complied with the provisions of Section 5.1 or Section 5.3 hereof. Subject to applicable law and to Section 5.5 hereof, at the time of such compliance, a Former Shareholder entitled to receive BPY Units or Exchange LP Units shall receive, in addition to the delivery of a certificate representing the BPY Units or Exchange LP Units, a cheque for the amount of the distribution with a record date after the Initial Effective Time, without interest, theretofore paid with respect to such BPY Units or Exchange LP Units, as applicable.

5.5
Withholding Rights

            The Offerors and the Depositary shall be entitled to deduct and withhold from any consideration otherwise payable to any holder of BPO Common Shares or BPO Convertible Preferred Shares, as applicable, such amounts as the Offerors or the Depositary are required to deduct and withhold with respect to such payment under the Tax Act, the United States Internal Revenue Code of 1986 or any provision of provincial, state, local or foreign tax law, in each case as amended. To the extent that amounts are so withheld, such withheld amounts shall be treated for all purposes hereof as having been paid to the holder of the BPO Common Shares or BPO Convertible Preferred Shares, as applicable, in respect of which such deduction and withholding was made, provided that such withheld amounts are actually remitted to the appropriate taxing authority. To the extent that the amount so required or permitted to be deducted or withheld from any payment to a holder exceeds any cash component of the consideration otherwise payable to the holder, the Offerors and the Depositary are hereby authorized to sell or otherwise dispose of such portion of the consideration otherwise payable to the holder as is necessary to provide sufficient funds to the Offerors or the Depositary, as the case may be, to enable it to comply with such deduction or withholding requirement and the Offerors or the Depositary shall notify the holder thereof and remit the applicable portion of the net proceeds of such sale to the appropriate taxing authority, and shall remit to such holder any unapplied balance of the proceeds of such sale.

5.6
Extinction of Rights

            Any certificate which immediately prior to the Initial Effective Time represented outstanding BPO Common Shares that are exchanged pursuant to Section 3.1 and not deposited with all other instruments required by Section 5.1(a) on or prior to the sixth anniversary of the Effective Date, shall cease to represent a claim or interest of any kind or nature as a shareholder of BPO or as a unitholder of Brookfield Property Partners or Exchange LP. On such date, the cash or BPY Units or Exchange LP Units, as applicable, to which the former registered holder of the certificate referred to in the preceding sentence was ultimately entitled shall be deemed to have been surrendered to BPO or the Applicable Offeror, as applicable, together with all entitlements to distributions and interest thereon held for such former registered holder.

5.7
No Liens

            Any exchange or transfer of securities pursuant to this Plan of Arrangement shall be free and clear of any liens, charges, security interests, encumbrances, mortgages, hypothecs, restrictions, adverse claims or other claims of third parties of any kind.

5.8
Paramountcy

            From and after the Effective Time: (i) this Plan of Arrangement shall take precedence and priority over any and all BPO Common Shares issued prior to the Initial Effective Time; (ii) the rights and obligations of the registered holders of BPO Common Shares, BPO Convertible Preferred Shares (to the extent exchanged), BPO Voting Preferred Shares, the Applicable Offerors, the Depositary and any transfer agent or other depositary therefor in relation thereto, shall be solely as provided for in this Plan of Arrangement; and (iii) all actions, causes of action, claims or proceedings (actual or contingent and whether or not previously asserted) based on or in any way relating to any BPO Common Shares, BPO Convertible Preferred Shares (to the extent exchanged) or BPO Voting Preferred Shares shall be deemed to have been settled, compromised, released and determined without liability except as set forth herein.

5.9
Illegality of Delivery of BPY Units

            Notwithstanding the foregoing, if it appears to the Offerors that it would be contrary to applicable law to issue BPY Units pursuant to the Arrangement to a Shareholder that is not a resident of Canada, the BPY Units that otherwise would be issued to that person will be issued to the Depositary for sale by the Depositary on behalf of that person. The BPY Units so issued to the Depositary will be pooled and sold as soon as practicable after the Effective Date, on such dates and at such prices as the Depositary determines in its sole discretion. The Depositary shall not be obligated to seek or obtain a minimum price for any of the BPY Units sold by it. Each such person will receive a pro rata share of the cash proceeds from the sale of the BPY Units sold by the Depositary (less commissions, other reasonable expenses incurred in connection with the sale of the BPY Units and any amount withheld in respect of taxes) in lieu of the BPY Units. The net proceeds will be remitted in the same manner as other payments pursuant to this Article 5. None of the Offerors, the Depositary or BPO will be liable for any loss arising out of any such sales.

ARTICLE 6
AMENDMENTS

6.1
Amendments to Plan of Arrangement

(a)
The Offerors and BPO may amend, modify and/or supplement this Plan of Arrangement at any time and from time to time prior to the Initial Effective Time, provided that each such amendment, modification and/or supplement must be: (i) set out in writing; (ii) approved by each of BPO and Brookfield Property Partners; (iii) filed with the Court and, if made following the Shareholders' Meeting, approved by the Court; and (iv) communicated to Shareholders if and as required by the Interim Order or the Court.

(b)
Any amendment, modification or supplement to this Plan of Arrangement may be proposed by BPO at any time prior to the Shareholders' Meeting (provided that Brookfield Property Partners shall have consented thereto in writing) with or without any other prior notice or communication, and if so proposed and accepted by the Persons voting at the Shareholders' Meeting (other than as may be required under the Interim Order), shall become part of this Plan of Arrangement for all purposes.

(c)
Any amendment, modification or supplement to this Plan of Arrangement that is approved or directed by the Court following the Shareholders' Meeting shall be effective only if: (i) it is consented to in writing by Brookfield Property Partners and BPO, each acting reasonably; and (ii) if required by the Court, it is approved by holders of the BPO Common Shares, voting in the manner directed by the Court.

(d)
Any amendment, modification or supplement to this Plan of Arrangement may be made following the Effective Date unilaterally by the Offerors, provided that it concerns a matter which, in the reasonable opinion of the Offerors, is of an administrative or ministerial nature required to better give effect to the implementation of this Plan of Arrangement and is not adverse to the economic interest of any former holder of BPO Common Shares, BPO Convertible Preferred Shares or BPO Voting Preferred Shares and such amendments, modifications or supplements to the Plan of Arrangement need not be filed with Court or communicated to Shareholders.

ARTICLE 7
FURTHER ASSURANCES

7.1
Further Assurances

            Notwithstanding that the transactions and events set out herein shall occur and shall be deemed to occur in the order set out in this Plan of Arrangement without any further act or formality, each of the Parties to the Arrangement Agreement shall make, do and execute, or cause to be made, done and executed, all such further acts, deeds, agreements, transfers, assurances, instruments or documents as may reasonably be required by either of them in order to further document or evidence any of the transactions or events set out herein.

Schedule A — Terms for BOP Split Amalco Preferred Shares

Brookfield Property Split Corp. Class A Senior Preferred Shares

            The Class A Senior Preferred shares (the "Class A Senior Preferred Shares") shall, as a class, have attached thereto the following rights, privileges, restrictions and conditions:

  1.
  The directors of the Company may from time to time issue Class A Senior Preferred Shares in one or more series, each series to consist of such number of shares as shall before issuance thereof be fixed by the directors who (subject as herein provided) shall at the same time determine the designation, rights, restrictions and conditions attaching to the Class A Senior Preferred Shares of such series including, without limiting the generality of the foregoing, the rate of preferential dividends, the dates of payment thereof, the redemption price and terms and conditions of redemption (if any), the conversion rights (if any), the participation rights (if any) and any sinking fund, purchase fund or other provisions attaching to the Class A Senior Preferred Shares of such series, the whole subject to the Act, including the amendment to the Notice of Articles to include such series;

  2.
  The Class A Senior Preferred Shares shall, as to the payment of dividends and return of capital in the event of liquidation, dissolution or winding up of the Company, rank senior to the Class A and Class B Common Shares (the "Common Shares"), and the Class A, Class B, Class C, and Class D Junior Preferred Shares and all other shares ranking in such regard junior to the Class A Senior Preferred Shares;

  3.
  The Class A Senior Preferred Shares of each series shall rank on a parity with the Class A Senior Preferred Shares of every other series with respect to accumulated dividends and return of capital as set out in this Section 3. If any cumulative dividends are not paid in full, the Class A Senior Preferred Shares of all series shall participate rateably in respect of such dividends, including accumulations, if any, in accordance with the sums that would be payable on such shares if all such cumulative dividends were declared and paid in full. If amounts payable on a dissolution of the Company or on the occurrence of any other event that entitles the Class A Senior Preferred Shares of all series to a return of capital, are not paid in full, the Class A Senior Preferred Shares of all series must participate rateably in accordance with the amounts that would be payable on the return of capital if all amounts so payable were paid in full;

  4.
  Subject to the Business Corporations Act (British Columbia), the holders of the Class A Senior Preferred Shares or of a series thereof shall not be entitled as holders of such class or series to receive notice of or to attend any meeting of the shareholders of the Company or to vote at any such meeting except that votes may be granted to a series of Class A Senior Preferred Shares when dividends are in arrears on any one or more series; such voting rights, if any, will be determined by the applicable series provisions;

  5.
  The approval of the holders of the Class A Senior Preferred Shares as to any and all matters to be approved by a separate vote of the holders of Class A Senior Preferred Shares may be given by special resolution signed by all the holders of Class A Senior Preferred Shares or passed at a meeting of the holders of Class A Senior Preferred Shares duly called and held upon at least 21 days' notice at which the matter in question is carried by the affirmative votes of the holders of not less than 2/3 of the Class A Senior Preferred Shares represented and voted at such meeting cast on a poll; the formalities to be observed with respect to the giving of notice of any such meeting and the conduct thereof shall be those from time to time described in the Articles of the Company with respect to meetings of shareholders; on every poll taken at every such meeting, each holder of Class A Senior Preferred Shares shall be entitled to one vote in respect of each Class A Senior Preferred Share held.

Class A Senior Preferred Shares, Series 1

            The first series of Class A Senior Preferred Shares of the Company shall consist of 1,000,000 Class A Senior Preferred Shares which shall be designated as Class A Senior Preferred Shares, Series 1 (hereinafter referred to as the "Series 1 Senior Preferred Shares") and which, in addition to the rights, privileges, restrictions and conditions attaching to the Class A Senior Preferred Shares as a class, shall have attached thereto the following rights, privileges, restrictions and conditions:

1.
Consideration for Issue

            The consideration for the issue of each Series 1 Senior Preferred Share shall be US$25.00.

2.
Dividends

            For the purposes hereof, the following terms shall have the following meanings, unless the context otherwise requires:

  (a)
  "Dividend Payment Date" in respect of the dividends payable on the Series 1 Senior Preferred Shares means the last day of each of March, June, September and December in each year.

  (b)
  "Dividend Period" means the period from and including the date of initial issue of the Series 1 Senior Preferred Shares up to but excluding September 30, 2014 and, thereafter, the period from and including a Dividend Payment Date up to but excluding the next succeeding Dividend Payment Date.

  2.2
  Payment of Dividends

            Holders of Series 1 Senior Preferred Shares (the "Series 1 Shareholders") shall be entitled to receive, and the Company shall pay thereon, if, as and when declared by the board of directors of the Company (the "Board"), out of moneys of the Company properly applicable to the payment of dividends, fixed cumulative preferential cash dividends (the "Series 1 Dividends") payable quarterly, with respect to each Dividend Period, on the Dividend Payment Date immediately following each such Dividend Period at the rate of US$1.3125 per Series 1 Senior Preferred Share per annum accruing daily from the date of issue (less any tax required to be deducted and withheld by the Company) which shall be calculated on a 365 or 366 day basis, being the actual number of days in the year in which the amount is to be ascertained, by either (i) wire or electronic transfer in lawful money of Canada made to the account designated by the holder of Series 1 Senior Preferred Shares (ii) cheque at par in lawful money of Canada at any branch in Canada of the Company's bankers for the time being or (iii) any other reasonable means the Company deems desirable.

  2.3
  Method of Payment

            Series 1 Dividends shall (except in case of redemption in which case payment of Series 1 Dividends shall be made on surrender of the certificate representing the Series 1 Senior Preferred Shares to be redeemed) be paid by either (i) wire or electronic transfer in lawful money of Canada for such Series 1 Dividends (less any tax required to be deducted and withheld by the Company) made to the account designated by the holder of Series 1 Senior Preferred Shares or (ii) sending to each Series 1 Shareholder (in the manner provided for in Section 11) a cheque for such Series 1 Dividends (less any tax required to be deducted and withheld by the Company) payable to the order of such Series 1 Shareholder or, in the case of joint Series 1 Shareholders, to the order of all such Series 1 Shareholders failing written instructions from them to the contrary. The making of a payment by way of a wire or electronic transfer of funds or the posting or delivery of such cheque on or before the date on which such dividend is to be paid to a Series 1 Shareholder, as applicable, shall be deemed to be payment and shall satisfy and discharge all liabilities for the payment of such dividends to the extent of the sum represented thereby (plus the amount of any tax required to be and in fact deducted and withheld by the Company from the related dividends as aforesaid and remitted to the proper taxing authority) unless such cheque is not honoured when presented for payment. Subject to applicable law, dividends which are represented by a cheque which has not been presented to the Company's bankers for payment or that otherwise remain unclaimed for a period of six years from the date on which they were declared to be payable shall be forfeited to the Company.

  2.4
  Cumulative Payment of Dividends

            If on any Dividend Payment Date, the Series 1 Dividends accrued to such date are not paid in full on all of the Series 1 Senior Preferred Shares then outstanding, such Series 1 Dividends, or the unpaid part thereof, shall be paid on a subsequent date or dates determined by the directors on which the Company shall have sufficient monies properly applicable to the payment of such Series 1 Dividends. The Series 1 Shareholders shall not be entitled to any dividends other than or in excess of the cumulative preferential cash dividends herein provided for.

  2.5
  Dividend for Other than a Full Dividend Period

            The Series 1 Shareholders shall be entitled to receive, and the Company shall pay thereon, if, as and when declared by the directors, out of moneys of the Company properly applicable to the payment of dividends, cumulative preferential cash dividends for any period which is more or less than a full Dividend Period as follows:

  (a)
  in respect of the period beginning on and including the date of initial issue of the Series 1 Senior Preferred Shares up to but excluding September 30, 2014 (the "Initial Dividend Period"), a dividend in an amount per Series 1 Senior Preferred Share equal to US$0.328125; and

  (b)
  in respect of any period other than the Initial Dividend Period that is more or less than a full Dividend Period, a dividend in an amount per Series 1 Senior Preferred Share equal to the amount obtained (rounded to five decimal places) when US$1.3125 is multiplied by a fraction, the numerator of which is the number of calendar days in the relevant period (which shall include the first day of such period but exclude the last day of such period) and the denominator of which is the number of calendar days in the year in which such period falls.

3.
Retraction Privilege

3.1
Right to Require Retraction

            Subject to the provisions of Section 3.2 and Section 3.3 a Series 1 Shareholder shall be entitled to require the Company to redeem at any time or times after the date of issue thereof all or any of the Series 1 Senior Preferred Shares registered in the name of such Series 1 Shareholder. Retraction payments for the Series 1 Senior Preferred Shares will be made on or before the last day of each month (a "Retraction Payment Date") provided that certificate(s) representing the Series 1 Senior Preferred Shares to be retracted have been surrendered for retraction at least one business day before the last day of the preceding month.

  3.2
  Retraction Procedure

  (a)
  The Company shall redeem Series 1 Senior Preferred Shares duly tendered pursuant to the above retraction privilege at a price equal to:

  (i)
  US$23.75 if redeemed before September 30, 2015; and

  (ii)
  US$25.00 if redeemed on or after September 30, 2015;

    in each case, together with an amount equal to all accrued and unpaid dividends thereon up to the Retraction Payment Date (the whole constituting and being herein referred to as the "Retraction Price"). In order to elect to have the Company redeem Series 1 Senior Preferred Shares pursuant to the above retraction privilege, a Series 1 Shareholder must, on or before at least one business day before the last day of the preceding month, tender to the Company, at its registered office, at any place at which the Series 1 Senior Preferred Shares may be transferred or at such other place or places in Canada as shall have been specified by the Company to the Series 1 Shareholders, the certificate or certificates representing the Series 1 Senior Preferred Shares which the holder wishes the Company to redeem. Such tender shall be irrevocable unless payment of the Retraction Price shall not be duly made by the Company to the holder on or before the Retraction Payment Date. In the event that payment of the Retraction Price is not made by the Company on or before the Retraction Payment Date, the Company shall forthwith thereafter return the holder's deposited share certificate or certificates to the holder.

  (b)
  Subject to this Section 3.2 and Section 3.3, the Company shall redeem all the Series 1 Senior Preferred Shares tendered pursuant to the above retraction privilege (the "Subject Shares"). If a holder of Series 1 Senior Preferred Shares wishes to tender for redemption pursuant to the above retraction privilege a part only of the Series 1 Senior Preferred Shares represented by any certificate or certificates, the holder may deposit the certificate or certificates and at the same time advise the Company in writing as to the number of Series 1 Senior Preferred Shares with respect to which tender is being made, and the Company shall issue and deliver to such holder at the expense of the Company a new certificate representing the Series 1 Senior Preferred Shares which are not being tendered.

  (c)
  The Retraction Price payable in respect of Series 1 Senior Preferred Shares tendered for redemption during any calendar month shall be paid by either (i) wire or electronic transfer in lawful money of Canada for such Retraction Price (less any tax required to be deducted and withheld by the Company) made to the account designated by Series 1 Shareholder who exercised the right of retraction on or before at least one business day before the last day of the preceding month in which the Series 1 Senior Preferred Shares were tendered for retraction (the "Retracting Series 1 Shareholder") or (ii) sending to each Series 1 Shareholder (in the manner provided for in Section 11) a cheque for such Retraction Price (less any tax required to be deducted and withheld by the Company) payable to the order of the Retracting Series 1 Shareholder. Payments made by the Company of the Retraction Price shall be conclusively deemed to have been made upon the mailing of a cheque in a postage prepaid envelope addressed to the former Series 1 Shareholder unless such cheque is dishonoured upon presentment. Upon such payment, the Company shall be discharged from all liability to such former Series 1 Shareholder in respect of the Series 1 Senior Preferred Shares so redeemed.

  (d)
  All Series 1 Senior Preferred Shares which are redeemed under this Section 3.2 shall be cancelled and such Series 1 Senior Preferred Shares shall no longer be outstanding and shall not be reissued. Upon such payment, the Company shall be discharged from all liability to the former Series 1 Shareholder in respect of the Series 1 Senior Preferred Shares so redeemed.

  (e)
  The holder of a Series 1 Senior Preferred Share duly tendered pursuant to the above retraction privilege will not be entitled to exercise any of the rights of a holder thereof unless payment of the Retraction Price is not made in accordance with the provisions of this Section 3.2, in which case the rights of the holder will thereupon be restored.

  3.3
  Retraction Subject to Applicable Law

            If, as a result of insolvency provisions or other provisions of applicable law or the rights, privileges, restrictions and conditions attaching to any shares of the Company ranking prior to the Series 1 Senior Preferred Shares, the Company is not permitted to redeem all of the Series 1 Senior Preferred Shares duly tendered pursuant to the retraction privilege in this Section 3, the Company shall redeem only the maximum number of Series 1 Senior Preferred Shares (rounded to the next lower multiple of 1,000 shares) which the Board determines the Company is then permitted to redeem. Such redemption shall be made pro rata, disregarding fractions of shares, from each Series 1 Shareholder of tendered Series 1 Senior Preferred Shares according to the number of Series 1 Senior Preferred Shares tendered for redemption by each such Series 1 Shareholder and the Company shall issue and deliver to each such Series 1 Shareholder at the expense of the Company a new certificate representing the Series 1 Senior Preferred Shares not redeemed by the Company.

            If, as a result of insolvency provisions or other provisions of applicable law or the rights, privileges, restrictions and conditions attaching to any shares of the Company ranking prior to the Series 1 Senior Preferred Shares, the Company fails to redeem all of the Series 1 Senior Preferred Shares duly tendered pursuant to the retraction privilege in this Section 3, then the Company shall redeem on each Retraction Payment Date thereafter, from Series 1 Senior Preferred Shares tendered for redemption by the holders thereof on or before the 30th day preceding such Retraction Payment Date in the same manner as set forth in Section 3.2, the lesser of (i) the number of Series 1 Senior Preferred Shares so tendered, and (ii) the number of Series 1 Senior Preferred Shares (rounded to the next lower multiple of 1,000 shares and selected pro rata, disregarding fractions of shares, from each Series 1 Shareholder of tendered Series 1 Senior Preferred Shares according to the number of Series 1 Senior Preferred Shares tendered by each such Series 1 Shareholder) which the Board determines the Company is then permitted to redeem. The Company shall be under no obligation to give any notice to the holders of Series 1 Senior Preferred Shares in respect of the redemptions provided for in this paragraph.

            So long as the Board has acted in good faith in making any of the determinations referred to in this Section 3 as to the number of Series 1 Senior Preferred Shares which the Company is permitted at any time to redeem, neither the Company nor the directors shall have any liability in the event that any such determination proves to be inaccurate.

4.
Redemption

4.1
Optional Redemption

            Subject to the terms of any shares ranking prior to the Series 1 Senior Preferred Shares, to applicable law and to the provisions described in Section 5 below, the Company may, upon giving notice as hereinafter provided, at its option, at any time redeem all, or from time to time any part, of the then outstanding Series 1 Senior Preferred Shares by the payment of an amount in cash for each such Series 1 Senior Preferred Share so redeemed equal to:

  (a)
  US$25.33 if redeemed before June 30, 2014; and

  (b)
  US$25.00 if redeemed on or after June 30, 2014;

in each case, together with all accrued and unpaid Series 1 Dividends (for greater certainty excluding declared dividends with a record date prior to the date fixed for redemption) up to but excluding the date fixed for redemption (the "Redemption Price") (less any tax required to be deducted and withheld by the Company).

  4.2
  Mandatory Redemption

            For so long as the Class A Senior Preferred Share Guarantee remains in full force and effect, if, in contravention of the Class A Senior Preferred Share Guarantee, there is a liquidation, dissolution or winding-up of BPY (whether voluntary or involuntary), or any other distribution of assets by BPY to its securityholders for the purpose of winding-up its affairs, the Series 1 Senior Preferred Shares shall be redeemed by the Company, subject to applicable law, by payment in cash of a per share sum equal to US$25.00, together with all accrued and unpaid Series 1 Dividends up to but excluding the date of payment or distribution (less any tax required to be deducted and withheld by the Company).

  4.3
  Partial Redemption

            If less than all of the then outstanding Series 1 Senior Preferred Shares are at any time to be redeemed, then the particular Series 1 Senior Preferred Shares to be redeemed shall be selected on a pro rata basis.

  4.4
  Method of Redemption

            The Company shall give notice in writing not less than 30 days nor more than 60 days prior to the date on which the redemption is to take place of its intention to redeem such Series 1 Senior Preferred Shares to each person who at the date of giving such notice is the Series 1 Shareholder of Series 1 Senior Preferred Shares to be redeemed. Any such notice shall be validly and effectively given on the date on which it is sent to each Series 1 Shareholder of Series 1 Senior Preferred Shares to be redeemed in the manner provided for in Section 12. Such notice shall set out the number of such Series 1 Senior Preferred Shares held by the person to whom it is addressed which are to be redeemed and the Redemption Price and shall also set out the date on which the redemption is to take place. On and after the date so specified for redemption, the Company shall pay or cause to be paid to the Series 1 Shareholders to be redeemed the Redemption Price (less any tax required to be deducted and withheld by the Company) on presentation and surrender, at any place within Canada designated by such notice, of the certificate or certificates for such Series 1 Senior Preferred Shares so called for redemption.

            Payment shall be made by either (i) wire or electronic transfer in lawful money of Canada for the amount of the Redemption Price (less any tax required to be and in fact deducted and withheld by the Company and remitted to the proper taxing authority) (ii) cheque in the amount of the Redemption Price (less any tax required to be and in fact deducted and withheld by the Company and remitted to the proper taxing authority) payable at par at any branch in Canada of the Company's bankers for the time being or (iii) any other reasonable means that the Company deems desirable. The making of a payment by way of a wire or electronic transfer of funds or the delivery of such cheque, as applicable, shall be a full and complete discharge of the Company's obligation to pay the Redemption Price owed to the Series 1 Shareholders of Series 1 Senior Preferred Shares so called for redemption to the extent of the sum represented thereby (plus the amount of any tax required to be and in fact deducted and withheld by the Company and remitted to the proper taxing authority) unless the cheque is not honoured when presented for payment. From and after the date specified in any such notice, the Series 1 Senior Preferred Shares called for redemption shall cease to be entitled to Series 1 Dividends and the Series 1 Shareholders thereof shall not be entitled to exercise any of the rights of shareholders in respect thereof, except to receive the Redemption Price therefor (less any tax required to be deducted and withheld by the Company), unless payment of the Redemption Price shall not be duly made by the Company. At any time after notice of redemption is given as aforesaid, the Company shall have the right to deposit the Redemption Price of any or all Series 1 Senior Preferred Shares called for redemption (less any tax required to be deducted and withheld by the Company), or such part thereof as at the time of deposit has not been claimed by Series 1 Shareholders entitled thereto, with any chartered bank or banks or with any trust company or trust companies in Canada named in the notice of redemption to the credit of a special account or accounts in trust for the respective Series 1 Shareholders of such shares, to be paid to them respectively upon surrender to such bank or banks or trust company or trust companies of the certificate or certificates representing the same. Upon such deposit or deposits being made, such shares shall be redeemed on the redemption date specified in the notice of redemption (the "Redemption Date").

            After the Company has made a deposit of cash as aforesaid with respect to any shares, the Series 1 Shareholders thereof shall not, from and after the Redemption Date, be entitled to exercise any of the rights of shareholders in respect thereof and the rights of the Series 1 Shareholders thereof shall be limited to receiving a proportion of the amounts so deposited applicable to such shares, without interest. Any interest allowed on such deposit shall belong to the Company. Subject to applicable law, redemption monies that are represented by a cheque which has not been presented to the Company's bankers for payment or that otherwise remain unclaimed (including monies held in deposit as provided for above) for a period of six years from the date specified for redemption shall be forfeited to the Company.

            The Company cannot exercise its redemption rights hereunder in respect of any Series 1 Senior Preferred Shares that have been surrendered for retraction under Section 3.

5.
Restrictions on Dividends and Retirement and Issue of Shares

            So long as any of the Series 1 Senior Preferred Shares are outstanding, the Company shall not, without the approval of the Series 1 Shareholders:

  (a)
  declare, pay or set apart for payment any dividends (other than stock dividends payable in shares of the Company ranking as to capital and dividends junior to the Series 1 Senior Preferred Shares) on any shares of the Company ranking as to dividends junior to the Series 1 Senior Preferred Shares;

  (b)
  except out of the net cash proceeds of a substantially concurrent issue of shares of the Company ranking as to return of capital and dividends junior to the Series 1 Senior Preferred Shares, redeem or call for redemption, purchase or otherwise pay off, retire or make any return of capital in respect of any shares of the Company ranking as to capital junior to the Series 1 Senior Preferred Shares;

  (c)
  redeem or call for redemption, purchase or otherwise retire for value or make any return of capital in respect of less than all of the Series 1 Senior Preferred Shares then outstanding;

  (d)
  except pursuant to any purchase obligation, sinking fund, retraction privilege or mandatory redemption provisions attaching thereto, redeem or call for redemption, purchase or otherwise pay off, retire or make any return of capital in respect of any Class A Senior Preferred Shares, ranking as to the payment of dividends or return of capital on a parity with the Series 1 Senior Preferred Shares; or

  (e)
  issue any additional Series 1 Senior Preferred Shares or any shares ranking as to the payment of dividends or the return of capital prior to or on a parity with the Series 1 Senior Preferred Shares;

  unless, in each such case, (i) all accrued and unpaid dividends up to and including the dividend payable for the last completed period for which dividends were payable on the Series 1 Senior Preferred Shares and on all other shares of the Company ranking prior to or on a parity with the Series 1 Senior Preferred Shares with respect to the payment of dividends have been declared paid or set apart for payment; and (ii) the Company shall have redeemed all of the Series 1 Senior Preferred Shares tendered for redemption pursuant to Article 3.

6.
Purchase for Cancellation

            Subject to applicable law and to the provisions described in Section 5 above, the Company may at any time purchase (if obtainable) for cancellation the whole or any part of the Series 1 Senior Preferred Shares outstanding from time to time, in the open market through or from an investment dealer or any firm holding membership on a recognized stock exchange or by private agreement or otherwise, at the lowest price or prices at which in the opinion of the directors of the Company such shares are obtainable.

7.
Liquidation, Dissolution or Winding-Up

            In the event of the liquidation, dissolution or winding up of the Company, whether voluntary or involuntary, or any other distribution of assets of the Company among its shareholders for the purpose of winding up its affairs, the Series 1 Shareholders shall be entitled to payment of an amount equal to US$25.00 per Series 1 Senior Preferred Share, plus an amount equal to all accrued and unpaid Series 1 Dividends up to but excluding the date of payment or distribution (less any tax required to be deducted and withheld by the Company), before any amounts shall be paid or any assets of the Company distributed to the holders of any shares ranking junior as to capital to the Series 1 Senior Preferred Shares. Upon payment of such amounts, the Series 1 Shareholders shall not be entitled to share in any further distribution of the assets of the Company.

8.
Voting Rights

            The Series 1 Shareholders will not be entitled (except as otherwise provided by law and except for meetings of the holders of Class A Senior Preferred Shares as a class and meetings of the Series 1 Shareholders of the Series 1 Senior Preferred Shares as a series) to receive notice of, attend at, or vote at any meeting of shareholders of the Company.

9.
Modifications

            The provisions attaching to the Series 1 Senior Preferred Shares as a series may be repealed, altered, modified or amended from time to time with such approval as may then be required by the Business Corporations Act (British Columbia), any such approval to be given in accordance with Section 10.

10.
Approval of Series 1 Shareholders of Series 1 Senior Preferred Shares

10.1
Approval

            Except as otherwise provided herein, any approval of the Series 1 Shareholders with respect to any matters requiring the consent of the Series 1 Shareholders may be given in such manner as may then be required by law, subject to a minimum requirement that such approval be given by a resolution signed by all the Series 1

Shareholders or passed by the affirmative vote of at least 2/3 of the votes cast by the Series 1 Shareholders who voted in respect of that resolution at a meeting of the Series 1 Shareholders duly called for that purpose and at which at least 25% of the outstanding Series 1 Senior Preferred Shares are present or represented by proxy. If at any such meeting at least 25% of the outstanding Series 1 Senior Preferred Shares are not present or represented by proxy within one-half hour after the time appointed for such meeting, then the meeting shall be adjourned to such date not less than 15 days thereafter and to such time and place as may be designated by the chairman of such meeting, and not less than 10 days' written notice shall be given of such adjourned meeting. At such adjourned meeting, the Series 1 Shareholders(s) of Series 1 Senior Preferred Shares represented in person or by proxy may transact the business for which the meeting was originally called and the Series 1 Shareholders represented in person or by proxy shall form the necessary quorum. At any meeting of Series 1 Shareholders as a series, each Series 1 Shareholder shall be entitled to one (1) vote in respect of each Series 1 Senior Preferred Share held.

11.
Formalities, etc.

            The proxy rules applicable to, the formalities to be observed in respect of the giving notice of, and the formalities to be observed in respect of the conduct of, any meeting or any adjourned meeting of Series 1 Shareholders shall be those from time to time prescribed by the Articles of the Company with respect to meetings of shareholders or, if not so prescribed, as required by law. On every poll taken at every meeting of Series 1 Shareholders, each Series 1 Shareholder entitled to vote thereat shall have one (1) vote in respect of each Series 1 Senior Preferred Share held.

12.
Communications with Series 1 Shareholders

            Except as specifically provided elsewhere in these share conditions, any notice, cheque, invitation for tenders or other communication from the Company herein provided for shall be sufficiently given, sent or made if delivered or if sent by first class unregistered mail, postage prepaid, to each Series 1 Shareholder at the last address of such Series 1 Shareholder as it appears on the securities register of the Company or, in the case of joint Series 1 Shareholders, to the address of the Series 1 Shareholder whose name appears first in the securities register of the Company as one of such joint Series 1 Shareholders, or, in the event of the address of any of such Series 1 Shareholders not so appearing, then to the last address of such Series 1 Shareholder known to the Company. Accidental failure to give such notice, invitation for tenders or other communication to one or more Series 1 Shareholders shall not affect the validity of the notices, invitations for tenders or other communications properly given or any action taken pursuant to such notice, invitation for tender or other communication but, upon such failure being discovered, the notice, invitation for tenders or other communication, as the case may be, shall be sent forthwith to such Series 1 Shareholder or Series 1 Shareholders.

            If any notice, cheque, invitation for tenders or other communication from the Company given to a Series 1 Shareholder pursuant to paragraph (b) is returned on three consecutive occasions because the Series 1 Shareholder cannot be found, the Company shall not be required to give or mail any further notices, cheques, invitations for tenders or other communications to such Series 1 Shareholder until the Series 1 Shareholder informs the Company in writing of such Series 1 Shareholder's new address.

            If the directors determine that mail service is or is threatened to be interrupted at the time when the Company is required or elects to give any notice hereunder by mail, or is required to send any cheque or any share certificate to a Series 1 Shareholder, whether in connection with the redemption of such share or otherwise, the Company may, notwithstanding the provisions hereof:

  (a)
  give such notice by publication thereof once in a daily English language newspaper of general circulation published in each of Vancouver, Calgary, Winnipeg, Toronto, Montreal and Halifax, and once in a daily French language newspaper published in Montreal and such notice shall be deemed to have been validly given on the day next succeeding its publication in all of such cities; and

  (b)
  fulfill the requirement to send such cheque or such share certificate by arranging for the delivery thereof to such Series 1 Shareholder by the transfer agent for the Series 1 Senior Preferred Shares at its principal offices in the cities of Vancouver, Toronto and Montreal, and such cheque and/or share certificate shall be deemed to have been sent on the date on which notice of such arrangement shall have been given as provided in (a) above, provided that as soon as the Board determines that mail service is no longer interrupted or threatened to be interrupted, such cheque or share certificate, if not theretofore delivered to such Series 1 Shareholder, shall be sent by mail as herein provided.

13.
Interpretation

            In the provisions herein contained attaching to the Series 1 Senior Preferred Shares:

  (a)
  "accrued and unpaid dividends" means the aggregate of: (i) all unpaid dividends on the Series 1 Senior Preferred Shares for any quarterly period; and (ii) the amount calculated as though dividends on each Series 1 Senior Preferred Share had been accruing on a day-to-day basis from and including the date on which the last quarterly dividend was payable up to and including the date to which the computation of accrued dividends is to be made;

  (b)
  "BPY" means Brookfield Property Partners L.P. or its successors or assigns under the Class A Senior Preferred Share Guarantee;

  (c)
  "Class A Senior Preferred Share Guarantee" means the full and unconditional guarantee by the Guarantors in connection with the Class A Senior Preferred Shares as to: (i) the payment of dividends, as and when declared, (ii) the payment of amounts due on redemption of the Series 1 Senior Preferred Shares, and (iii) the payment of the amounts due on the liquidation, dissolution and winding-up of the Company;

  (d)
  "Guarantors" means collectively, BPY, Brookfield Property L.P., and direct and indirect subsidiaries thereof or their respective successors and assigns under the Class A Senior Preferred Share Guarantee; and "Guarantor" means any of them;

  (e)
  "in priority to", "on a parity with" and "junior to" have reference to the order of priority in payment of dividends and in the distribution of assets in the event of any liquidation, dissolution or winding up of the Company, whether voluntary or involuntary, or other distribution of the assets of the Company among its shareholders for the purpose of winding up its affairs; and

  (f)
  in the event that any date on which any dividend on the Series 1 Senior Preferred Shares is payable by the Company, or any date on or by which any other action is required to be taken by the Company or the Series 1 Shareholders hereunder, is not a business day (as hereinafter defined), then such dividend shall be payable, or such other action shall be required to be taken, on or by the next succeeding day that is a business day. A "business day" shall be a day other than a Saturday, a Sunday or any other day that is treated as a holiday in the province of Ontario.

14.
Book-Entry Only System

            If the Series 1 Senior Preferred Shares are held through the book-entry only system of the Canadian Depository for Securities ("CDS"), then the beneficial owner thereof shall provide instructions only by such beneficial owner providing instructions to the CDS Participant through whom such beneficial owner holds such Series 1 Senior Preferred Shares. Beneficial owners of Series 1 Senior Preferred Shares will not have the right to receive share certificates representing their ownership of the shares.

Class A Senior Preferred Shares, Series 2

            The second series of Class A Senior Preferred Shares of the Company shall consist of 1,000,000 Class A Senior Preferred Shares which shall be designated as Class A Senior Preferred Shares, Series 2 (hereinafter referred to as the "Series 2 Senior Preferred Shares") and which, in addition to the rights, privileges, restrictions and conditions attaching to the Class A Senior Preferred Shares as a class, shall have attached thereto the following rights, privileges, restrictions and conditions:

1.
Consideration for Issue

            The consideration for the issue of each Series 2 Senior Preferred Share shall be C$25.00.

2.
Dividends

            For the purposes hereof, the following terms shall have the following meanings, unless the context otherwise requires:

  (a)
  "Dividend Payment Date" in respect of the dividends payable on the Series 2 Senior Preferred Shares means the last day of each of March, June, September and December in each year.

  (b)
  "Dividend Period" means the period from and including the date of initial issue of the Series 2 Senior Preferred Shares up to but excluding September 30, 2014 and, thereafter, the period from and including a Dividend Payment Date up to but excluding the next succeeding Dividend Payment Date.

  2.1
  Payment of Dividends

            Holders of Series 2 Senior Preferred Shares (the "Series 2 Shareholders") shall be entitled to receive, and the Company shall pay thereon, if, as and when declared by the board of directors of the Company (the "Board"), out of moneys of the Company properly applicable to the payment of dividends, fixed cumulative preferential cash dividends (the "Series 2 Dividends") payable quarterly, with respect to each Dividend Period, on the Dividend Payment Date immediately following each such Dividend Period at the rate of C$1.4375 per Series 2 Senior Preferred Share per annum accruing daily from the date of issue (less any tax required to be deducted and withheld by the Company) which shall be calculated on a 365 or 366 day basis, being the actual number of days in the year in which the amount is to be ascertained, by either (i) wire or electronic transfer in lawful money of Canada made to the account designated by the holder of Series 2 Senior Preferred Shares (ii) cheque at par in lawful money of Canada at any branch in Canada of the Company's bankers for the time being or (iii) any other reasonable means the Company deems desirable.

  2.2
  Method of Payment

            Series 2 Dividends shall (except in case of redemption in which case payment of Series 2 Dividends shall be made on surrender of the certificate representing the Series 2 Senior Preferred Shares to be redeemed) be paid by either (i) wire or electronic transfer in lawful money of Canada for such Series 2 Dividends (less any tax required to be deducted and withheld by the Company) made to the account designated by the holder of Series 2 Senior Preferred Shares or (ii) sending to each Series 2 Shareholder (in the manner provided for in Section 11) a cheque for such Series 2 Dividends (less any tax required to be deducted and withheld by the Company) payable to the order of such Series 2 Shareholder or, in the case of joint Series 2 Shareholders, to the order of all such Series 2 Shareholders failing written instructions from them to the contrary. The making of a payment by way of a wire or electronic transfer of funds or the posting or delivery of such cheque on or before the date on which such dividend is to be paid to a Series 2 Shareholder, as applicable, shall be deemed to be payment and shall satisfy and discharge all liabilities for the payment of such dividends to the extent of the sum represented thereby (plus the amount of any tax required to be and in fact deducted and withheld by the Company from the related dividends as aforesaid and remitted to the proper taxing authority) unless such cheque is not honoured when presented for payment. Subject to applicable law, dividends which are represented by a cheque which has not been presented to the Company's bankers for payment or that otherwise remain unclaimed for a period of six years from the date on which they were declared to be payable shall be forfeited to the Company.

  2.3
  Cumulative Payment of Dividends

            If on any Dividend Payment Date, the Series 2 Dividends accrued to such date are not paid in full on all of the Series 2 Senior Preferred Shares then outstanding, such Series 2 Dividends, or the unpaid part thereof, shall be paid on a subsequent date or dates determined by the directors on which the Company shall have sufficient monies properly applicable to the payment of such Series 2 Dividends. The Series 2 Shareholders shall not be entitled to any dividends other than or in excess of the cumulative preferential cash dividends herein provided for.

  2.4
  Dividend for Other than a Full Dividend Period

            The Series 2 Shareholders shall be entitled to receive, and the Company shall pay thereon, if, as and when declared by the directors, out of moneys of the Company properly applicable to the payment of dividends, cumulative preferential cash dividends for any period which is more or less than a full Dividend Period as follows:

  (a)
  in respect of the period beginning on and including the date of initial issue of the Series 2 Senior Preferred Shares up to but excluding September 30, 2014 (the "Initial Dividend Period"), a dividend in an amount per Series 2 Senior Preferred Share equal to C$0.359375; and

  (b)
  in respect of any period other than the Initial Dividend Period that is more or less than a full Dividend Period, a dividend in an amount per Series 2 Senior Preferred Share equal to the amount obtained (rounded to five decimal places) when C$1.4375 is multiplied by a fraction, the numerator of which is the number of calendar days in the relevant period (which shall include the first day of such period but exclude the last day of such period) and the denominator of which is the number of calendar days in the year in which such period falls.

3.
Retraction Privilege

3.1
Right to Require Retraction

            Subject to the provisions of Section 3.2 and Section 3.3 a Series 2 Shareholder shall be entitled to require the Company to redeem at any time or times after the date of issue thereof all or any of the Series 2 Senior Preferred Shares registered in the name of such Series 2 Shareholder. Retraction payments for the Series 2 Senior Preferred Shares will be made on or before the last day of each month (a "Retraction Payment Date") provided that certificate(s) representing the Series 2 Senior Preferred Shares to be retracted have been surrendered for retraction at least one business day before the last day of the preceding month.

  3.2
  Retraction Procedure

  (a)
  The Company shall redeem Series 2 Senior Preferred Shares duly tendered pursuant to the above retraction privilege at a price equal to:

  (i)
  C$23.75 if redeemed before December 31, 2015; and

  (ii)
  C$25.00 if redeemed on or after December 31, 2015;

    in each case, together with an amount equal to all accrued and unpaid dividends thereon up to the Retraction Payment Date (the whole constituting and being herein referred to as the "Retraction Price"). In order to elect to have the Company redeem Series 2 Senior Preferred Shares pursuant to the above retraction privilege, a Series 2 Shareholder must, on or before at least one business day before the last day of the preceding month, tender to the Company, at its registered office, at any place at which the Series 2 Senior Preferred Shares may be transferred or at such other place or places in Canada as shall have been specified by the Company to the Series 2 Shareholders, the certificate or certificates representing the Series 2 Senior Preferred Shares which the holder wishes the Company to redeem. Such tender shall be irrevocable unless payment of the Retraction Price shall not be duly made by the Company to the holder on or before the Retraction Payment Date. In the event that payment of the Retraction Price is not made by the Company on or before the Retraction Payment Date, the Company shall forthwith thereafter return the holder's deposited share certificate or certificates to the holder.

  (b)
  Subject to this Section 3.2 and Section 3.3, the Company shall redeem all the Series 2 Senior Preferred Shares tendered pursuant to the above retraction privilege (the "Subject Shares"). If a holder of Series 2 Senior Preferred Shares wishes to tender for redemption pursuant to the above retraction privilege a part only of the Series 2 Senior Preferred Shares represented by any certificate or certificates, the holder may deposit the certificate or certificates and at the same time advise the Company in writing as to the number of Series 2 Senior Preferred Shares with respect to which tender is being made, and the Company shall issue and deliver to such holder at the expense of the Company a new certificate representing the Series 2 Senior Preferred Shares which are not being tendered.

  (c)
  The Retraction Price payable in respect of Series 2 Senior Preferred Shares tendered for redemption during any calendar month shall be paid by either (i) wire or electronic transfer in lawful money of Canada for such Retraction Price (less any tax required to be deducted and withheld by the Company) made to the account designated by Series 2 Shareholder who exercised the right of retraction on or before at least one business day before the last day of the preceding month in which the Series 2 Senior Preferred Shares were tendered for retraction (the "Retracting Series 2 Shareholder") or (ii) sending to each Series 2 Shareholder (in the manner provided for in Section 11) a cheque for such Retraction Price (less any tax required to be deducted and withheld by the Company) payable to the order of the Retracting Series 2 Shareholder. Payments made by the Company of the Retraction Price shall be conclusively deemed to have been made upon the mailing of a cheque in a postage prepaid envelope addressed to the former Series 2 Shareholder unless such cheque is dishonoured upon presentment. Upon such payment, the Company shall be discharged from all liability to such former Series 2 Shareholder in respect of the Series 2 Senior Preferred Shares so redeemed.

  (d)
  All Series 2 Senior Preferred Shares which are redeemed under this Section 3.2 shall be cancelled and such Series 2 Senior Preferred Shares shall no longer be outstanding and shall not be reissued. Upon such payment, the Company shall be discharged from all liability to the former Series 2 Shareholder in respect of the Series 2 Senior Preferred Shares so redeemed.

  (e)
  The holder of a Series 2 Senior Preferred Share duly tendered pursuant to the above retraction privilege will not be entitled to exercise any of the rights of a holder thereof unless payment of the Retraction Price is not made in accordance with the provisions of this Section 3.2, in which case the rights of the holder will thereupon be restored.

  3.3
  Retraction Subject to Applicable Law

            If, as a result of insolvency provisions or other provisions of applicable law or the rights, privileges, restrictions and conditions attaching to any shares of the Company ranking prior to the Series 2 Senior Preferred Shares, the Company is not permitted to redeem all of the Series 2 Senior Preferred Shares duly tendered pursuant to the retraction privilege in this Section 3, the Company shall redeem only the maximum number of Series 2 Senior Preferred Shares (rounded to the next lower multiple of 1,000 shares) which the Board determines the Company is then permitted to redeem. Such redemption shall be made pro rata, disregarding fractions of shares, from each Series 2 Shareholder of tendered Series 2 Senior Preferred Shares according to the number of Series 2 Senior Preferred Shares tendered for redemption by each such Series 2 Shareholder and the Company shall issue and deliver to each such Series 2 Shareholder at the expense of the Company a new certificate representing the Series 2 Senior Preferred Shares not redeemed by the Company.

            If, as a result of insolvency provisions or other provisions of applicable law or the rights, privileges, restrictions and conditions attaching to any shares of the Company ranking prior to the Series 2 Senior Preferred Shares, the Company fails to redeem all of the Series 2 Senior Preferred Shares duly tendered pursuant to the retraction privilege in this Section 3, then the Company shall redeem on each Retraction Payment Date thereafter, from Series 2 Senior Preferred Shares tendered for redemption by the holders thereof on or before the 30th day preceding such Retraction Payment Date in the same manner as set forth in Section 3.2, the lesser of (i) the number of Series 2 Senior Preferred Shares so tendered, and (ii) the number of Series 2 Senior Preferred Shares (rounded to the next lower multiple of 1,000 shares and selected pro rata, disregarding fractions of shares, from each Series 2 Shareholder of tendered Series 2 Senior Preferred Shares according to the number of Series 2 Senior Preferred Shares tendered by each such Series 2 Shareholder) which the Board determines the Company is then permitted to redeem. The Company shall be under no obligation to give any notice to the holders of Series 2 Senior Preferred Shares in respect of the redemptions provided for in this paragraph.

            So long as the Board has acted in good faith in making any of the determinations referred to in this Section 3 as to the number of Series 2 Senior Preferred Shares which the Company is permitted at any time to redeem, neither the Company nor the directors shall have any liability in the event that any such determination proves to be inaccurate.

4.
Redemption

4.1
Optional Redemption

            Subject to the terms of any shares ranking prior to the Series 2 Senior Preferred Shares, to applicable law and to the provisions described in Section 5 below, the Company may, upon giving notice as hereinafter provided, at its option, at any time redeem all, or from time to time any part, of the then outstanding Series 2 Senior Preferred Shares by the payment of an amount in cash for each such Series 2 Senior Preferred Share so redeemed equal to:

  (a)
  C$25.33 if redeemed before December 31, 2014; and

  (b)
  C$25.00 if redeemed on or after December 31, 2014;

in each case, together with all accrued and unpaid Series 2 Dividends (for greater certainty excluding declared dividends with a record date prior to the date fixed for redemption) up to but excluding the date fixed for redemption (the "Redemption Price") (less any tax required to be deducted and withheld by the Company).

  4.2
  Mandatory Redemption

            For so long as the Class A Senior Preferred Share Guarantee remains in full force and effect, if, in contravention of the Class A Senior Preferred Share Guarantee, there is a liquidation, dissolution or winding-up of BPY (whether voluntary or involuntary), or any other distribution of assets by BPY to its securityholders for the purpose of winding-up its affairs, the Series 2 Senior Preferred Shares shall be redeemed by the Company, subject to applicable law, by payment in cash of a per share sum equal to C$25.00, together with all accrued and unpaid Series 2 Dividends up to but excluding the date of payment or distribution (less any tax required to be deducted and withheld by the Company).

  4.3
  Partial Redemption

            If less than all of the then outstanding Series 2 Senior Preferred Shares are at any time to be redeemed, then the particular Series 2 Senior Preferred Shares to be redeemed shall be selected on a pro rata basis.

  4.4
  Method of Redemption

            The Company shall give notice in writing not less than 30 days nor more than 60 days prior to the date on which the redemption is to take place of its intention to redeem such Series 2 Senior Preferred Shares to each person who at the date of giving such notice is the Series 2 Shareholder of Series 2 Senior Preferred Shares to be redeemed. Any such notice shall be validly and effectively given on the date on which it is sent to each Series 2 Shareholder of Series 2 Senior Preferred Shares to be redeemed in the manner provided for in Section 11. Such notice shall set out the number of such Series 2 Senior Preferred Shares held by the person to whom it is addressed which are to be redeemed and the Redemption Price and shall also set out the date on which the redemption is to take place. On and after the date so specified for redemption, the Company shall pay or cause to be paid to the Series 2 Shareholders to be redeemed the Redemption Price (less any tax required to be deducted and withheld by the Company) on presentation and surrender, at any place within Canada designated by such notice, of the certificate or certificates for such Series 2 Senior Preferred Shares so called for redemption.

            Payment shall be made by either (i) wire or electronic transfer in lawful money of Canada for the amount of the Redemption Price (less any tax required to be and in fact deducted and withheld by the Company and remitted to the proper taxing authority) (ii) cheque in the amount of the Redemption Price (less any tax required to be and in fact deducted and withheld by the Company and remitted to the proper taxing authority) payable at par at any branch in Canada of the Company's bankers for the time being or (iii) any other reasonable means that the Company deems desirable. The making of a payment by way of a wire or electronic transfer of funds or the delivery of such cheque, as applicable, shall be a full and complete discharge of the Company's obligation to pay the Redemption Price owed to the Series 2 Shareholders of Series 2 Senior Preferred Shares so called for redemption to the extent of the sum represented thereby (plus the amount of any tax required to be and in fact deducted and withheld by the Company and remitted to the proper taxing authority) unless the cheque is not honoured when presented for payment. From and after the date specified in any such notice, the Series 2 Senior Preferred Shares called for redemption shall cease to be entitled to Series 2 Dividends and the Series 2 Shareholders thereof shall not be entitled to exercise any of the rights of shareholders in respect thereof, except to receive the Redemption Price therefor (less any tax required to be deducted and withheld by the Company), unless payment of the Redemption Price shall not be duly made by the Company. At any time after notice of redemption is given as aforesaid, the Company shall have the right to deposit the Redemption Price of any or all Series 2 Senior Preferred Shares called for redemption (less any tax required to be deducted and withheld by the Company), or such part thereof as at the time of deposit has not been claimed by Series 2 Shareholders entitled thereto, with any chartered bank or banks or with any trust company or trust companies in Canada named in the notice of redemption to the credit of a special account or accounts in trust for the respective Series 2 Shareholders of such shares, to be paid to them respectively upon surrender to such bank or banks or trust company or trust companies of the certificate or certificates representing the same. Upon such deposit or deposits being made, such shares shall be redeemed on the redemption date specified in the notice of redemption (the "Redemption Date").

            After the Company has made a deposit of cash as aforesaid with respect to any shares, the Series 2 Shareholders thereof shall not, from and after the Redemption Date, be entitled to exercise any of the rights of shareholders in respect thereof and the rights of the Series 2 Shareholders thereof shall be limited to receiving a proportion of the amounts so deposited applicable to such shares, without interest. Any interest allowed on such deposit shall belong to the Company. Subject to applicable law, redemption monies that are represented by a cheque which has not been presented to the Company's bankers for payment or that otherwise remain unclaimed (including monies held in deposit as provided for above) for a period of six years from the date specified for redemption shall be forfeited to the Company.

            The Company cannot exercise its redemption rights hereunder in respect of any Series 2 Senior Preferred Shares that have been surrendered for retraction under Section 3.

5.
Restrictions on Dividends and Retirement and Issue of Shares

            So long as any of the Series 2 Senior Preferred Shares are outstanding, the Company shall not, without the approval of the Series 2 Shareholders:

  (a)
  declare, pay or set apart for payment any dividends (other than stock dividends payable in shares of the Company ranking as to capital and dividends junior to the Series 2 Senior Preferred Shares) on any shares of the Company ranking as to dividends junior to the Series 2 Senior Preferred Shares;

  (b)
  except out of the net cash proceeds of a substantially concurrent issue of shares of the Company ranking as to return of capital and dividends junior to the Series 2 Senior Preferred Shares, redeem or call for redemption, purchase or otherwise pay off, retire or make any return of capital in respect of any shares of the Company ranking as to capital junior to the Series 2 Senior Preferred Shares;

  (c)
  redeem or call for redemption, purchase or otherwise retire for value or make any return of capital in respect of less than all of the Series 2 Senior Preferred Shares then outstanding;

  (d)
  except pursuant to any purchase obligation, sinking fund, retraction privilege or mandatory redemption provisions attaching thereto, redeem or call for redemption, purchase or otherwise pay off, retire or make any return of capital in respect of any Class A Senior Preferred Shares, ranking as to the payment of dividends or return of capital on a parity with the Series 2 Senior Preferred Shares; or

  (e)
  issue any additional Series 2 Senior Preferred Shares or any shares ranking as to the payment of dividends or the return of capital prior to or on a parity with the Series 2 Senior Preferred Shares;

  unless, in each such case, (i) all accrued and unpaid dividends up to and including the dividend payable for the last completed period for which dividends were payable on the Series 2 Senior Preferred Shares and on all other shares of the Company ranking prior to or on a parity with the Series 2 Senior Preferred Shares with respect to the payment of dividends have been declared paid or set apart for payment; and (ii) the Company shall have redeemed all of the Series 2 Senior Preferred Shares tendered for redemption pursuant to Article 3.

6.
Purchase for Cancellation

            Subject to applicable law and to the provisions described in Section 5 above, the Company may at any time purchase (if obtainable) for cancellation the whole or any part of the Series 2 Senior Preferred Shares outstanding from time to time, in the open market through or from an investment dealer or any firm holding membership on a recognized stock exchange or by private agreement or otherwise, at the lowest price or prices at which in the opinion of the directors of the Company such shares are obtainable.

7.
Liquidation, Dissolution or Winding-Up

            In the event of the liquidation, dissolution or winding up of the Company, whether voluntary or involuntary, or any other distribution of assets of the Company among its shareholders for the purpose of winding up its affairs, the Series 2 Shareholders shall be entitled to payment of an amount equal to C$25.00 per Series 2 Senior Preferred Share, plus an amount equal to all accrued and unpaid Series 2 Dividends up to but excluding the date of payment or distribution (less any tax required to be deducted and withheld by the Company), before any amounts shall be paid or any assets of the Company distributed to the holders of any shares ranking junior as to capital to the Series 2 Senior Preferred Shares. Upon payment of such amounts, the Series 2 Shareholders shall not be entitled to share in any further distribution of the assets of the Company.

8.
Voting Rights

            The Series 2 Shareholders will not be entitled (except as otherwise provided by law and except for meetings of the holders of Class A Senior Preferred Shares as a class and meetings of the Series 2 Shareholders of the Series 2 Senior Preferred Shares as a series) to receive notice of, attend at, or vote at any meeting of shareholders of the Company.

9.
Modifications

            The provisions attaching to the Series 2 Senior Preferred Shares as a series may be repealed, altered, modified or amended from time to time with such approval as may then be required by the Business Corporations Act (British Columbia), any such approval to be given in accordance with Section 10.

10.
Approval of Series 2 Shareholders of Series 2 Senior Preferred Shares

10.1
Approval

            Except as otherwise provided herein, any approval of the Series 2 Shareholders with respect to any matters requiring the consent of the Series 2 Shareholders may be given in such manner as may then be required by law, subject to a minimum requirement that such approval be given by a resolution signed by all the Series 2

Shareholders or passed by the affirmative vote of at least 2/3 of the votes cast by the Series 2 Shareholders who voted in respect of that resolution at a meeting of the Series 2 Shareholders duly called for that purpose and at which at least 25% of the outstanding Series 2 Senior Preferred Shares are present or represented by proxy. If at any such meeting at least 25% of the outstanding Series 2 Senior Preferred Shares are not present or represented by proxy within one-half hour after the time appointed for such meeting, then the meeting shall be adjourned to such date not less than 15 days thereafter and to such time and place as may be designated by the chairman of such meeting, and not less than 10 days' written notice shall be given of such adjourned meeting. At such adjourned meeting, the Series 2 Shareholders(s) of Series 2 Senior Preferred Shares represented in person or by proxy may transact the business for which the meeting was originally called and the Series 2 Shareholders represented in person or by proxy shall form the necessary quorum. At any meeting of Series 2 Shareholders as a series, each Series 2 Shareholder shall be entitled to one (1) vote in respect of each Series 2 Senior Preferred Share held.

  10.2
  Formalities, etc.

            The proxy rules applicable to, the formalities to be observed in respect of the giving notice of, and the formalities to be observed in respect of the conduct of, any meeting or any adjourned meeting of Series 2 Shareholders shall be those from time to time prescribed by the Articles of the Company with respect to meetings of shareholders or, if not so prescribed, as required by law. On every poll taken at every meeting of Series 2 Shareholders, each Series 2 Shareholder entitled to vote thereat shall have one (1) vote in respect of each Series 2 Senior Preferred Share held.

11.
Communications with Series 2 Shareholders

            Except as specifically provided elsewhere in these share conditions, any notice, cheque, invitation for tenders or other communication from the Company herein provided for shall be sufficiently given, sent or made if delivered or if sent by first class unregistered mail, postage prepaid, to each Series 2 Shareholder at the last address of such Series 2 Shareholder as it appears on the securities register of the Company or, in the case of joint Series 2 Shareholders, to the address of the Series 2 Shareholder whose name appears first in the securities register of the Company as one of such joint Series 2 Shareholders, or, in the event of the address of any of such Series 2 Shareholders not so appearing, then to the last address of such Series 2 Shareholder known to the Company. Accidental failure to give such notice, invitation for tenders or other communication to one or more Series 2 Shareholders shall not affect the validity of the notices, invitations for tenders or other communications properly given or any action taken pursuant to such notice, invitation for tender or other communication but, upon such failure being discovered, the notice, invitation for tenders or other communication, as the case may be, shall be sent forthwith to such Series 2 Shareholder or Series 2 Shareholders.

            If any notice, cheque, invitation for tenders or other communication from the Company given to a Series 2 Shareholder pursuant to paragraph (b) is returned on three consecutive occasions because the Series 2 Shareholder cannot be found, the Company shall not be required to give or mail any further notices, cheques, invitations for tenders or other communications to such Series 2 Shareholder until the Series 2 Shareholder informs the Company in writing of such Series 2 Shareholder's new address.

            If the directors determine that mail service is or is threatened to be interrupted at the time when the Company is required or elects to give any notice hereunder by mail, or is required to send any cheque or any share certificate to a Series 2 Shareholder, whether in connection with the redemption of such share or otherwise, the Company may, notwithstanding the provisions hereof:

  (a)
  give such notice by publication thereof once in a daily English language newspaper of general circulation published in each of Vancouver, Calgary, Winnipeg, Toronto, Montreal and Halifax, and once in a daily French language newspaper published in Montreal and such notice shall be deemed to have been validly given on the day next succeeding its publication in all of such cities; and

  (b)
  fulfill the requirement to send such cheque or such share certificate by arranging for the delivery thereof to such Series 2 Shareholder by the transfer agent for the Series 2 Senior Preferred Shares at its principal offices in the cities of Vancouver, Toronto and Montreal, and such cheque and/or share certificate shall be deemed to have been sent on the date on which notice of such arrangement shall have been given as provided in (a) above, provided that as soon as the Board determines that mail service is no longer interrupted or threatened to be interrupted, such cheque or share certificate, if not theretofore delivered to such Series 2 Shareholder, shall be sent by mail as herein provided.

12.
Interpretation

            In the provisions herein contained attaching to the Series 2 Senior Preferred Shares:

  (a)
  "accrued and unpaid dividends" means the aggregate of: (i) all unpaid dividends on the Series 2 Senior Preferred Shares for any quarterly period; and (ii) the amount calculated as though dividends on each Series 2 Senior Preferred Share had been accruing on a day-to-day basis from and including the date on which the last quarterly dividend was payable up to and including the date to which the computation of accrued dividends is to be made;

  (b)
  "BPY" means Brookfield Property Partners L.P. or its successors or assigns under the Class A Senior Preferred Share Guarantee;

  (c)
  "Class A Senior Preferred Share Guarantee" means the full and unconditional guarantee by the Guarantors in connection with the Class A Senior Preferred Shares as to: (i) the payment of dividends, as and when declared, (ii) the payment of amounts due on redemption of the Series 2 Senior Preferred Shares, and (iii) the payment of the amounts due on the liquidation, dissolution and winding-up of the Company;

  (d)
  "Guarantors" means collectively, BPY, Brookfield Property L.P. and direct and indirect subsidiaries thereof or their respective successors and assigns under the Class A Senior Preferred Share Guarantee; and "Guarantor" means any of them;

  (e)
  "in priority to", "on a parity with" and "junior to" have reference to the order of priority in payment of dividends and in the distribution of assets in the event of any liquidation, dissolution or winding up of the Company, whether voluntary or involuntary, or other distribution of the assets of the Company among its shareholders for the purpose of winding up its affairs; and

  (f)
  in the event that any date on which any dividend on the Series 2 Senior Preferred Shares is payable by the Company, or any date on or by which any other action is required to be taken by the Company or the Series 2 Shareholders hereunder, is not a business day (as hereinafter defined), then such dividend shall be payable, or such other action shall be required to be taken, on or by the next succeeding day that is a business day. A "business day" shall be a day other than a Saturday, a Sunday or any other day that is treated as a holiday in the province of Ontario.

13.
Book-Entry Only System

            If the Series 2 Senior Preferred Shares are held through the book-entry only system of the Canadian Depository for Securities ("CDS"), then the beneficial owner thereof shall provide instructions only by such beneficial owner providing instructions to the CDS Participant through whom such beneficial owner holds such Series 2 Senior Preferred Shares. Beneficial owners of Series 2 Senior Preferred Shares will not have the right to receive share certificates representing their ownership of the shares.

Class A Senior Preferred Shares, Series 3

            The third series of Class A Senior Preferred Shares of the Company shall consist of 1,000,000 Class A Senior Preferred Shares which shall be designated as Class A Senior Preferred Shares, Series 3 (hereinafter referred to as the "Series 3 Senior Preferred Shares") and which, in addition to the rights, privileges, restrictions and conditions attaching to the Class A Senior Preferred Shares as a class, shall have attached thereto the following rights, privileges, restrictions and conditions:

1.
Consideration for Issue

            The consideration for the issue of each Series 3 Senior Preferred Share shall be C$25.00

2.
Dividends

            For the purposes hereof, the following terms shall have the following meanings, unless the context otherwise requires:

  (a)
  "Dividend Payment Date" in respect of the dividends payable on the Series 3 Senior Preferred Shares means the last day of each of March, June, September and December in each year.

  (b)
  "Dividend Period" means the period from and including the date of initial issue of the Series 3 Senior Preferred Shares up to but excluding September 30, 2014 and, thereafter, the period from and including a Dividend Payment Date up to but excluding the next succeeding Dividend Payment Date.

  2.1
  Payment of Dividends

            Holders of Series 3 Senior Preferred Shares (the "Series 3 Shareholders") shall be entitled to receive, and the Company shall pay thereon, if, as and when declared by the board of directors of the Company (the "Board"), out of moneys of the Company properly applicable to the payment of dividends, fixed cumulative preferential cash dividends (the "Series 3 Dividends") payable quarterly, with respect to each Dividend Period, on the Dividend Payment Date immediately following each such Dividend Period at the rate of C$1.25 per Series 3 Senior Preferred Share per annum accruing daily from the date of issue (less any tax required to be deducted and withheld by the Company) which shall be calculated on a 365 or 366 day basis, being the actual number of days in the year in which the amount is to be ascertained, by either (i) wire or electronic transfer in lawful money of Canada made to the account designated by the holder of Series 3 Senior Preferred Shares (ii) cheque at par in lawful money of Canada at any branch in Canada of the Company's bankers for the time being or (iii) any other reasonable means the Company deems desirable.

  2.2
  Method of Payment

            Series 3 Dividends shall (except in case of redemption in which case payment of Series 3 Dividends shall be made on surrender of the certificate representing the Series 3 Senior Preferred Shares to be redeemed) be paid by either (i) wire or electronic transfer in lawful money of Canada for such Series 3 Dividends (less any tax required to be deducted and withheld by the Company) made to the account designated by the holder of Series 3 Senior Preferred Shares or (ii) sending to each Series 3 Shareholder (in the manner provided for in Section 11) a cheque for such Series 3 Dividends (less any tax required to be deducted and withheld by the Company) payable to the order of such Series 3 Shareholder or, in the case of joint Series 3 Shareholders, to the order of all such Series 3 Shareholders failing written instructions from them to the contrary. The making of a payment by way of a wire or electronic transfer of funds or the posting or delivery of such cheque on or before the date on which such dividend is to be paid to a Series 3 Shareholder, as applicable, shall be deemed to be payment and shall satisfy and discharge all liabilities for the payment of such dividends to the extent of the sum represented thereby (plus the amount of any tax required to be and in fact deducted and withheld by the Company from the related dividends as aforesaid and remitted to the proper taxing authority) unless such cheque is not honoured when presented for payment. Subject to applicable law, dividends which are represented by a cheque which has not been presented to the Company's bankers for payment or that otherwise remain unclaimed for a period of six years from the date on which they were declared to be payable shall be forfeited to the Company.

  2.3
  Cumulative Payment of Dividends

            If on any Dividend Payment Date, the Series 3 Dividends accrued to such date are not paid in full on all of the Series 3 Senior Preferred Shares then outstanding, such Series 3 Dividends, or the unpaid part thereof, shall be paid on a subsequent date or dates determined by the directors on which the Company shall have sufficient monies properly applicable to the payment of such Series 3 Dividends. The Series 3 Shareholders shall not be entitled to any dividends other than or in excess of the cumulative preferential cash dividends herein provided for.

  2.4
  Dividend for Other than a Full Dividend Period

            The Series 3 Shareholders shall be entitled to receive, and the Company shall pay thereon, if, as and when declared by the directors, out of moneys of the Company properly applicable to the payment of dividends, cumulative preferential cash dividends for any period which is more or less than a full Dividend Period as follows:

  (a)
  in respect of the period beginning on and including the date of initial issue of the Series 3 Senior Preferred Shares up to but excluding September 30, 2014 (the "Initial Dividend Period"), a dividend in an amount per Series 3 Senior Preferred Share equal to C$0.3125; and

  (b)
  in respect of any period other than the Initial Dividend Period that is more or less than a full Dividend Period, a dividend in an amount per Series 3 Senior Preferred Share equal to the amount obtained (rounded to five decimal places) when C$1.25 is multiplied by a fraction, the numerator of which is the number of calendar days in the relevant period (which shall include the first day of such period but exclude the last day of such period) and the denominator of which is the number of calendar days in the year in which such period falls.

3.
Retraction Privilege

3.1
Right to Require Retraction

            Subject to the provisions of Section 3.2 and Section 3.3, a Series 3 Shareholder shall be entitled to require the Company to redeem at any time or times after the date of issue thereof all or any of the Series 3 Senior Preferred Shares registered in the name of such Series 3 Shareholder. Retraction payments for the Series 3 Senior Preferred Shares will be made on or before the last day of each month (a "Retraction Payment Date") provided that certificate(s) representing the Series 3 Senior Preferred Shares to be retracted have been surrendered for retraction at least one business day before the last day of the preceding month.

  3.2
  Retraction Procedure

  (a)
  The Company shall redeem Series 3 Senior Preferred Shares duly tendered pursuant to the above retraction privilege at a price equal to:

  (i)
  C$23.75 if redeemed before December 31, 2014; and

  (ii)
  C$25.00 if redeemed on or after December 31, 2014;

    in each case, together with an amount equal to all accrued and unpaid dividends thereon up to the Retraction Payment Date (the whole constituting and being herein referred to as the "Retraction Price"). In order to elect to have the Company redeem Series 3 Senior Preferred Shares pursuant to the above retraction privilege, a Series 3 Shareholder must, on or before at least one business day before the last day of the preceding month, tender to the Company, at its registered office, at any place at which the Series 3 Senior Preferred Shares may be transferred or at such other place or places in Canada as shall have been specified by the Company to the Series 3 Shareholders, the certificate or certificates representing the Series 3 Senior Preferred Shares which the holder wishes the Company to redeem. Such tender shall be irrevocable unless payment of the Retraction Price shall not be duly made by the Company to the holder on or before the Retraction Payment Date. In the event that payment of the Retraction Price is not made by the Company on or before the Retraction Payment Date, the Company shall forthwith thereafter return the holder's deposited share certificate or certificates to the holder.

  (b)
  Subject to this Section 3.2 and Section 3.3, the Company shall redeem all the Series 3 Senior Preferred Shares tendered pursuant to the above retraction privilege (the "Subject Shares"). If a holder of Series 3 Senior Preferred Shares wishes to tender for redemption pursuant to the above retraction privilege a part only of the Series 3 Senior Preferred Shares represented by any certificate or certificates, the holder may deposit the certificate or certificates and at the same time advise the Company in writing as to the number of Series 3 Senior Preferred Shares with respect to which tender is being made, and the Company shall issue and deliver to such holder at the expense of the Company a new certificate representing the Series 3 Senior Preferred Shares which are not being tendered.

  (c)
  The Retraction Price payable in respect of Series 3 Senior Preferred Shares tendered for redemption during any calendar month shall be paid by either (i) wire or electronic transfer in lawful money of Canada for such Retraction Price (less any tax required to be deducted and withheld by the Company) made to the account designated by Series 3 Shareholder who exercised the right of retraction on or before at least one business day before the last day of the preceding month in which the Series 3 Senior Preferred Shares were tendered for retraction (the "Retracting Series 3 Shareholder") or (ii) sending to each Series 3 Shareholder (in the manner provided for in Section 11) a cheque for such Retraction Price (less any tax required to be deducted and withheld by the Company) payable to the order of the Retracting Series 3 Shareholder. Payments made by the Company of the Retraction Price shall be conclusively deemed to have been made upon the mailing of a cheque in a postage prepaid envelope addressed to the former Series 3 Shareholder unless such cheque is dishonoured upon presentment. Upon such payment, the Company shall be discharged from all liability to such former Series 3 Shareholder in respect of the Series 3 Senior Preferred Shares so redeemed.

  (d)
  All Series 3 Senior Preferred Shares which are redeemed under this Section 3.2 shall be cancelled and such Series 3 Senior Preferred Shares shall no longer be outstanding and shall not be reissued. Upon such payment, the Company shall be discharged from all liability to the former Series 3 Shareholder in respect of the Series 3 Senior Preferred Shares so redeemed.

  (e)
  The holder of a Series 3 Senior Preferred Share duly tendered pursuant to the above retraction privilege will not be entitled to exercise any of the rights of a holder thereof unless payment of the Retraction Price is not made in accordance with the provisions of this Section 3.2, in which case the rights of the holder will thereupon be restored.

  3.3
  Retraction Subject to Applicable Law

            If, as a result of insolvency provisions or other provisions of applicable law or the rights, privileges, restrictions and conditions attaching to any shares of the Company ranking prior to the Series 3 Senior Preferred Shares, the Company is not permitted to redeem all of the Series 3 Senior Preferred Shares duly tendered pursuant to the retraction privilege in this Section 3, the Company shall redeem only the maximum number of Series 3 Senior Preferred Shares (rounded to the next lower multiple of 1,000 shares) which the Board determines the Company is then permitted to redeem. Such redemption shall be made pro rata, disregarding fractions of shares, from each Series 3 Shareholder of tendered Series 3 Senior Preferred Shares according to the number of Series 3 Senior Preferred Shares tendered for redemption by each such Series 3 Shareholder and the Company shall issue and deliver to each such Series 3 Shareholder at the expense of the Company a new certificate representing the Series 3 Senior Preferred Shares not redeemed by the Company.

            If, as a result of insolvency provisions or other provisions of applicable law or the rights, privileges, restrictions and conditions attaching to any shares of the Company ranking prior to the Series 3 Senior Preferred Shares, the Company fails to redeem all of the Series 3 Senior Preferred Shares duly tendered pursuant to the retraction privilege in this Section 3, then the Company shall redeem on each Retraction Payment Date thereafter, from Series 3 Senior Preferred Shares tendered for redemption by the holders thereof on or before the 30th day preceding such Retraction Payment Date in the same manner as set forth in Section 3.2, the lesser of (i) the number of Series 3 Senior Preferred Shares so tendered, and (ii) the number of Series 3 Senior Preferred Shares (rounded to the next lower multiple of 1,000 shares and selected pro rata, disregarding fractions of shares, from each Series 3 Shareholder of tendered Series 3 Senior Preferred Shares according to the number of Series 3 Senior Preferred Shares tendered by each such Series 3 Shareholder) which the Board determines the Company is then permitted to redeem. The Company shall be under no obligation to give any notice to the holders of Series 3 Senior Preferred Shares in respect of the redemptions provided for in this paragraph.

            So long as the Board has acted in good faith in making any of the determinations referred to in this Section 3 as to the number of Series 3 Senior Preferred Shares which the Company is permitted at any time to redeem, neither the Company nor the directors shall have any liability in the event that any such determination proves to be inaccurate.

4.
Redemption

4.1
Optional Redemption

            Subject to the terms of any shares ranking prior to the Series 3 Senior Preferred Shares, to applicable law and to the provisions described in Section 5 below, the Company may, upon giving notice as hereinafter provided, at its option, at any time redeem all, or from time to time any part, of the then outstanding Series 3 Senior Preferred Shares by the payment of an amount in cash for each such Series 3 Senior Preferred Share so redeemed equal to:

  (a)
  C$25.25 if redeemed before June 30, 2014; and

  (b)
  C$25.00 if redeemed on or after June 30, 2014;

in each case, together with all accrued and unpaid Series 3 Dividends (for greater certainty excluding declared dividends with a record date prior to the date fixed for redemption) up to but excluding the date fixed for redemption (the "Redemption Price") (less any tax required to be deducted and withheld by the Company).

  4.2
  Mandatory Redemption

            For so long as the Class A Senior Preferred Share Guarantee remains in full force and effect, if, in contravention of the Class A Senior Preferred Share Guarantee, there is a liquidation, dissolution or winding-up of BPY (whether voluntary or involuntary), or any other distribution of assets by BPY to its securityholders for the purpose of winding-up its affairs, the Series 3 Senior Preferred Shares shall be redeemed by the Company, subject to applicable law, by payment in cash of a per share sum equal to C$25.00, together with all accrued and unpaid Series 3 Dividends up to but excluding the date of payment or distribution (less any tax required to be deducted and withheld by the Company).

  4.3
  Partial Redemption

            If less than all of the then outstanding Series 3 Senior Preferred Shares are at any time to be redeemed, then the particular Series 3 Senior Preferred Shares to be redeemed shall be selected on a pro rata basis.

  4.4
  Method of Redemption

            The Company shall give notice in writing not less than 30 days nor more than 60 days prior to the date on which the redemption is to take place of its intention to redeem such Series 3 Senior Preferred Shares to each person who at the date of giving such notice is the Series 3 Shareholder of Series 3 Senior Preferred Shares to be redeemed. Any such notice shall be validly and effectively given on the date on which it is sent to each Series 3 Shareholder of Series 3 Senior Preferred Shares to be redeemed in the manner provided for in Section 11. Such notice shall set out the number of such Series 3 Senior Preferred Shares held by the person to whom it is addressed which are to be redeemed and the Redemption Price and shall also set out the date on which the redemption is to take place. On and after the date so specified for redemption, the Company shall pay or cause to be paid to the Series 3 Shareholders to be redeemed the Redemption Price (less any tax required to be deducted and withheld by the Company) on presentation and surrender, at any place within Canada designated by such notice, of the certificate or certificates for such Series 3 Senior Preferred Shares so called for redemption.

            Payment shall be made by either (i) wire or electronic transfer in lawful money of Canada for the amount of the Redemption Price (less any tax required to be and in fact deducted and withheld by the Company and remitted to the proper taxing authority) (ii) cheque in the amount of the Redemption Price (less any tax required to be and in fact deducted and withheld by the Company and remitted to the proper taxing authority) payable at par at any branch in Canada of the Company's bankers for the time being or (iii) any other reasonable means that the Company deems desirable. The making of a payment by way of a wire or electronic transfer of funds or the delivery of such cheque, as applicable, shall be a full and complete discharge of the Company's obligation to pay the Redemption Price owed to the Series 3 Shareholders of Series 3 Senior Preferred Shares so called for redemption to the extent of the sum represented thereby (plus the amount of any tax required to be and in fact deducted and withheld by the Company and remitted to the proper taxing authority) unless the cheque is not honoured when presented for payment. From and after the date specified in any such notice, the Series 3 Senior Preferred Shares called for redemption shall cease to be entitled to Series 3 Dividends and the Series 3 Shareholders thereof shall not be entitled to exercise any of the rights of shareholders in respect thereof, except to receive the Redemption Price therefor (less any tax required to be deducted and withheld by the Company), unless payment of the Redemption Price shall not be duly made by the Company. At any time after notice of redemption is given as aforesaid, the Company shall have the right to deposit the Redemption Price of any or all Series 3 Senior Preferred Shares called for redemption (less any tax required to be deducted and withheld by the Company), or such part thereof as at the time of deposit has not been claimed by Series 3 Shareholders entitled thereto, with any chartered bank or banks or with any trust company or trust companies in Canada named in the notice of redemption to the credit of a special account or accounts in trust for the respective Series 3 Shareholders of such shares, to be paid to them respectively upon surrender to such bank or banks or trust company or trust companies of the certificate or certificates representing the same. Upon such deposit or deposits being made, such shares shall be redeemed on the redemption date specified in the notice of redemption (the "Redemption Date").

            After the Company has made a deposit of cash as aforesaid with respect to any shares, the Series 3 Shareholders thereof shall not, from and after the Redemption Date, be entitled to exercise any of the rights of shareholders in respect thereof and the rights of the Series 3 Shareholders thereof shall be limited to receiving a proportion of the amounts so deposited applicable to such shares, without interest. Any interest allowed on such deposit shall belong to the Company. Subject to applicable law, redemption monies that are represented by a cheque which has not been presented to the Company's bankers for payment or that otherwise remain unclaimed (including monies held in deposit as provided for above) for a period of six years from the date specified for redemption shall be forfeited to the Company.

            The Company cannot exercise its redemption rights hereunder in respect of any Series 3 Senior Preferred Shares that have been surrendered for retraction under Section 3.

5.
Restrictions on Dividends and Retirement and Issue of Shares

            So long as any of the Series 3 Senior Preferred Shares are outstanding, the Company shall not, without the approval of the Series 3 Shareholders:

  (a)
  declare, pay or set apart for payment any dividends (other than stock dividends payable in shares of the Company ranking as to capital and dividends junior to the Series 3 Senior Preferred Shares) on any shares of the Company ranking as to dividends junior to the Series 3 Senior Preferred Shares;

  (b)
  except out of the net cash proceeds of a substantially concurrent issue of shares of the Company ranking as to return of capital and dividends junior to the Series 3 Senior Preferred Shares, redeem or call for redemption, purchase or otherwise pay off, retire or make any return of capital in respect of any shares of the Company ranking as to capital junior to the Series 3 Senior Preferred Shares;

  (c)
  redeem or call for redemption, purchase or otherwise retire for value or make any return of capital in respect of less than all of the Series 3 Senior Preferred Shares then outstanding;

  (d)
  except pursuant to any purchase obligation, sinking fund, retraction privilege or mandatory redemption provisions attaching thereto, redeem or call for redemption, purchase or otherwise pay off, retire or make any return of capital in respect of any Class A Senior Preferred Shares, ranking as to the payment of dividends or return of capital on a parity with the Series 3 Senior Preferred Shares; or

  (e)
  issue any additional Series 3 Senior Preferred Shares or any shares ranking as to the payment of dividends or the return of capital prior to or on a parity with the Series 3 Senior Preferred Shares;

  unless, in each such case, (i) all accrued and unpaid dividends up to and including the dividend payable for the last completed period for which dividends were payable on the Series 3 Senior Preferred Shares and on all other shares of the Company ranking prior to or on a parity with the Series 3 Senior Preferred Shares with respect to the payment of dividends have been declared paid or set apart for payment; and (ii) the Company shall have redeemed all of the Series 3 Senior Preferred Shares tendered for redemption pursuant to Article 3.

6.
Purchase for Cancellation

            Subject to applicable law and to the provisions described in Section 5 above, the Company may at any time purchase (if obtainable) for cancellation the whole or any part of the Series 3 Senior Preferred Shares outstanding from time to time, in the open market through or from an investment dealer or any firm holding membership on a recognized stock exchange or by private agreement or otherwise, at the lowest price or prices at which in the opinion of the directors of the Company such shares are obtainable.

7.
Liquidation, Dissolution or Winding-Up

            In the event of the liquidation, dissolution or winding up of the Company, whether voluntary or involuntary, or any other distribution of assets of the Company among its shareholders for the purpose of winding up its affairs, the Series 3 Shareholders shall be entitled to payment of an amount equal to C$25.00 per Series 3 Senior Preferred Share, plus an amount equal to all accrued and unpaid Series 3 Dividends up to but excluding the date of payment or distribution (less any tax required to be deducted and withheld by the Company), before any amounts shall be paid or any assets of the Company distributed to the holders of any shares ranking junior as to capital to the Series 3 Senior Preferred Shares. Upon payment of such amounts, the Series 3 Shareholders shall not be entitled to share in any further distribution of the assets of the Company.

8.
Voting Rights

            The Series 3 Shareholders will not be entitled (except as otherwise provided by law and except for meetings of the holders of Class A Senior Preferred Shares as a class and meetings of the Series 3 Shareholders of the Series 3 Senior Preferred Shares as a series) to receive notice of, attend at, or vote at any meeting of shareholders of the Company.

9.
Modifications

            The provisions attaching to the Series 3 Senior Preferred Shares as a series may be repealed, altered, modified or amended from time to time with such approval as may then be required by the Business Corporations Act (British Columbia), any such approval to be given in accordance with Section 10.

10.
Approval of Series 3 Shareholders of Series 3 Senior Preferred Shares

10.1
Approval

            Except as otherwise provided herein, any approval of the Series 3 Shareholders with respect to any matters requiring the consent of the Series 3 Shareholders may be given in such manner as may then be required by law, subject to a minimum requirement that such approval be given by a resolution signed by all the Series 3

Shareholders or passed by the affirmative vote of at least 2/3 of the votes cast by the Series 3 Shareholders who voted in respect of that resolution at a meeting of the Series 3 Shareholders duly called for that purpose and at which at least 25% of the outstanding Series 3 Senior Preferred Shares are present or represented by proxy. If at any such meeting at least 25% of the outstanding Series 3 Senior Preferred Shares are not present or represented by proxy within one-half hour after the time appointed for such meeting, then the meeting shall be adjourned to such date not less than 15 days thereafter and to such time and place as may be designated by the chairman of such meeting, and not less than 10 days' written notice shall be given of such adjourned meeting. At such adjourned meeting, the Series 3 Shareholders(s) of Series 3 Senior Preferred Shares represented in person or by proxy may transact the business for which the meeting was originally called and the Series 3 Shareholders represented in person or by proxy shall form the necessary quorum. At any meeting of Series 3 Shareholders as a series, each Series 3 Shareholder shall be entitled to one (1) vote in respect of each Series 3 Senior Preferred Share held.

  10.2
  Formalities, etc.

            The proxy rules applicable to, the formalities to be observed in respect of the giving notice of, and the formalities to be observed in respect of the conduct of, any meeting or any adjourned meeting of Series 3 Shareholders shall be those from time to time prescribed by the Articles of the Company with respect to meetings of shareholders or, if not so prescribed, as required by law. On every poll taken at every meeting of Series 3 Shareholders, each Series 3 Shareholder entitled to vote thereat shall have one (1) vote in respect of each Series 3 Senior Preferred Share held.

11.
Communications with Series 3 Shareholders

            Except as specifically provided elsewhere in these share conditions, any notice, cheque, invitation for tenders or other communication from the Company herein provided for shall be sufficiently given, sent or made if delivered or if sent by first class unregistered mail, postage prepaid, to each Series 3 Shareholder at the last address of such Series 3 Shareholder as it appears on the securities register of the Company or, in the case of joint Series 3 Shareholders, to the address of the Series 3 Shareholder whose name appears first in the securities register of the Company as one of such joint Series 3 Shareholders, or, in the event of the address of any of such Series 3 Shareholders not so appearing, then to the last address of such Series 3 Shareholder known to the Company. Accidental failure to give such notice, invitation for tenders or other communication to one or more Series 3 Shareholders shall not affect the validity of the notices, invitations for tenders or other communications properly given or any action taken pursuant to such notice, invitation for tender or other communication but, upon such failure being discovered, the notice, invitation for tenders or other communication, as the case may be, shall be sent forthwith to such Series 3 Shareholder or Series 3 Shareholders.

            If any notice, cheque, invitation for tenders or other communication from the Company given to a Series 3 Shareholder pursuant to paragraph (b) is returned on three consecutive occasions because the Series 3 Shareholder cannot be found, the Company shall not be required to give or mail any further notices, cheques, invitations for tenders or other communications to such Series 3 Shareholder until the Series 3 Shareholder informs the Company in writing of such Series 3 Shareholder's new address.

            If the directors determine that mail service is or is threatened to be interrupted at the time when the Company is required or elects to give any notice hereunder by mail, or is required to send any cheque or any share certificate to a Series 3 Shareholder, whether in connection with the redemption of such share or otherwise, the Company may, notwithstanding the provisions hereof:

  (a)
  give such notice by publication thereof once in a daily English language newspaper of general circulation published in each of Vancouver, Calgary, Winnipeg, Toronto, Montreal and Halifax, and once in a daily French language newspaper published in Montreal and such notice shall be deemed to have been validly given on the day next succeeding its publication in all of such cities; and

  (b)
  fulfill the requirement to send such cheque or such share certificate by arranging for the delivery thereof to such Series 3 Shareholder by the transfer agent for the Series 3 Senior Preferred Shares at its principal offices in the cities of Vancouver, Toronto and Montreal, and such cheque and/or share certificate shall be deemed to have been sent on the date on which notice of such arrangement shall have been given as provided in (a) above, provided that as soon as the Board determines that mail service is no longer interrupted or threatened to be interrupted, such cheque or share certificate, if not theretofore delivered to such Series 3 Shareholder, shall be sent by mail as herein provided.

12.
Interpretation

            In the provisions herein contained attaching to the Series 3 Senior Preferred Shares:

  (a)
  "accrued and unpaid dividends" means the aggregate of: (i) all unpaid dividends on the Series 3 Senior Preferred Shares for any quarterly period; and (ii) the amount calculated as though dividends on each Series 3 Senior Preferred Share had been accruing on a day-to-day basis from and including the date on which the last quarterly dividend was payable up to and including the date to which the computation of accrued dividends is to be made;

  (b)
  "BPY" means Brookfield Property Partners L.P. or its successors or assigns under the Class A Senior Preferred Share Guarantee;

  (c)
  "Class A Senior Preferred Share Guarantee" means the full and unconditional guarantee by the Guarantors in connection with the Class A Senior Preferred Shares as to: (i) the payment of dividends, as and when declared, (ii) the payment of amounts due on redemption of the Series 3 Senior Preferred Shares, and (iii) the payment of the amounts due on the liquidation, dissolution and winding-up of the Company;

  (d)
  "Guarantors" means collectively, BPY, Brookfield Property L.P. and direct and indirect subsidiaries thereof or their respective successors and assigns under the Class A Senior Preferred Share Guarantee; and "Guarantor" means any of them;

  (e)
  "in priority to", "on a parity with" and "junior to" have reference to the order of priority in payment of dividends and in the distribution of assets in the event of any liquidation, dissolution or winding up of the Company, whether voluntary or involuntary, or other distribution of the assets of the Company among its shareholders for the purpose of winding up its affairs; and

  (f)
  in the event that any date on which any dividend on the Series 3 Senior Preferred Shares is payable by the Company, or any date on or by which any other action is required to be taken by the Company or the Series 3 Shareholders hereunder, is not a business day (as hereinafter defined), then such dividend shall be payable, or such other action shall be required to be taken, on or by the next succeeding day that is a business day. A "business day" shall be a day other than a Saturday, a Sunday or any other day that is treated as a holiday in the province of Ontario.

13.
Book-Entry Only System

            If the Series 3 Senior Preferred Shares are held through the book-entry only system of the Canadian Depository for Securities ("CDS"), then the beneficial owner thereof shall provide instructions only by such beneficial owner providing instructions to the CDS Participant through whom such beneficial owner holds such Series 3 Senior Preferred Shares. Beneficial owners of Series 3 Senior Preferred Shares will not have the right to receive share certificates representing their ownership of the shares.

Class A Senior Preferred Shares, Series 4

            The fourth series of Class A Senior Preferred Shares of the Company shall consist of 1,000,000 Class A Senior Preferred Shares which shall be designated as Class A Senior Preferred Shares, Series 4 (hereinafter referred to as the "Series 4 Senior Preferred Shares") and which, in addition to the rights, privileges, restrictions and conditions attaching to the Class A Senior Preferred Shares as a class, shall have attached thereto the following rights, privileges, restrictions and conditions:

1.
Consideration for Issue

            The consideration for the issue of each Series 4 Senior Preferred Share shall be C$25.00.

2.
Dividends

            For the purposes hereof, the following terms shall have the following meanings, unless the context otherwise requires:

  (a)
  "Dividend Payment Date" in respect of the dividends payable on the Series 4 Senior Preferred Shares means the last day of each of March, June, September and December in each year.

  (b)
  "Dividend Period" means the period from and including the date of initial issue of the Series 4 Senior Preferred Shares up to but excluding September 30, 2014 and, thereafter, the period from and including a Dividend Payment Date up to but excluding the next succeeding Dividend Payment Date.

  2.1
  Payment of Dividends

            Holders of Series 4 Senior Preferred Shares (the "Series 4 Shareholders") shall be entitled to receive, and the Company shall pay thereon, if, as and when declared by the board of directors of the Company (the "Board"), out of moneys of the Company properly applicable to the payment of dividends, fixed cumulative preferential cash dividends (the "Series 4 Dividends") payable quarterly, with respect to each Dividend Period, on the Dividend Payment Date immediately following each such Dividend Period at the rate of C$1.30 per Series 4 Senior Preferred Share per annum accruing daily from the date of issue (less any tax required to be deducted and withheld by the Company) which shall be calculated on a 365 or 366 day basis, being the actual number of days in the year in which the amount is to be ascertained, by either (i) wire or electronic transfer in lawful money of Canada made to the account designated by the holder of Series 4 Senior Preferred Shares (ii) cheque at par in lawful money of Canada at any branch in Canada of the Company's bankers for the time being or (iii) any other reasonable means the Company deems desirable.

  2.2
  Method of Payment

            Series 4 Dividends shall (except in case of redemption in which case payment of Series 4 Dividends shall be made on surrender of the certificate representing the Series 4 Senior Preferred Shares to be redeemed) be paid by either (i) wire or electronic transfer in lawful money of Canada for such Series 4 Dividends (less any tax required to be deducted and withheld by the Company) made to the account designated by the holder of Series 4 Senior Preferred Shares or (ii) sending to each Series 4 Shareholder (in the manner provided for in Section 11) a cheque for such Series 4 Dividends (less any tax required to be deducted and withheld by the Company) payable to the order of such Series 4 Shareholder or, in the case of joint Series 4 Shareholders, to the order of all such Series 4 Shareholders failing written instructions from them to the contrary. The making of a payment by way of a wire or electronic transfer of funds or the posting or delivery of such cheque on or before the date on which such dividend is to be paid to a Series 4 Shareholder, as applicable, shall be deemed to be payment and shall satisfy and discharge all liabilities for the payment of such dividends to the extent of the sum represented thereby (plus the amount of any tax required to be and in fact deducted and withheld by the Company from the related dividends as aforesaid and remitted to the proper taxing authority) unless such cheque is not honoured when presented for payment. Subject to applicable law, dividends which are represented by a cheque which has not been presented to the Company's bankers for payment or that otherwise remain unclaimed for a period of six years from the date on which they were declared to be payable shall be forfeited to the Company.

  2.3
  Cumulative Payment of Dividends

            If on any Dividend Payment Date, the Series 4 Dividends accrued to such date are not paid in full on all of the Series 4 Senior Preferred Shares then outstanding, such Series 4 Dividends, or the unpaid part thereof, shall be paid on a subsequent date or dates determined by the directors on which the Company shall have sufficient monies properly applicable to the payment of such Series 4 Dividends. The Series 4 Shareholders shall not be entitled to any dividends other than or in excess of the cumulative preferential cash dividends herein provided for.

  2.4
  Dividend for Other than a Full Dividend Period

            The Series 4 Shareholders shall be entitled to receive, and the Company shall pay thereon, if, as and when declared by the directors, out of moneys of the Company properly applicable to the payment of dividends, cumulative preferential cash dividends for any period which is more or less than a full Dividend Period as follows:

  (a)
  in respect of the period beginning on and including the date of initial issue of the Series 4 Senior Preferred Shares up to but excluding September 30, 2014 (the "Initial Dividend Period"), a dividend in an amount per Series 4 Senior Preferred Share equal to C$0.325; and

  (b)
  in respect of any period other than the Initial Dividend Period that is more or less than a full Dividend Period, a dividend in an amount per Series 4 Senior Preferred Share equal to the amount obtained (rounded to five decimal places) when C$1.30 is multiplied by a fraction, the numerator of which is the number of calendar days in the relevant period (which shall include the first day of such period but exclude the last day of such period) and the denominator of which is the number of calendar days in the year in which such period falls.

3.
Retraction Privilege

3.1
Right to Require Retraction

            Subject to the provisions of Section 3.2 and Section 3.3 a Series 4 Shareholder shall be entitled to require the Company to redeem at any time or times after the date of issue thereof all or any of the Series 4 Senior Preferred Shares registered in the name of such Series 4 Shareholder. Retraction payments for the Series 4 Senior Preferred Shares will be made on or before the last day of each month (a "Retraction Payment Date") provided that certificate(s) representing the Series 4 Senior Preferred Shares to be retracted have been surrendered for retraction at least one business day before the last day of the preceding month.

  3.2
  Retraction Procedure

  (a)
  The Company shall redeem Series 4 Senior Preferred Shares duly tendered pursuant to the above retraction privilege at a price equal to:

  (i)
  C$23.75 if redeemed before December 31, 2016; and

  (ii)
  C$25.00 if redeemed on or after December 31, 2016;

    in each case, together with an amount equal to all accrued and unpaid dividends thereon up to the Retraction Payment Date (the whole constituting and being herein referred to as the "Retraction Price"). In order to elect to have the Company redeem Series 4 Senior Preferred Shares pursuant to the above retraction privilege, a Series 4 Shareholder must, on or before at least one business day before the last day of the preceding month, tender to the Company, at its registered office, at any place at which the Series 4 Senior Preferred Shares may be transferred or at such other place or places in Canada as shall have been specified by the Company to the Series 4 Shareholders, the certificate or certificates representing the Series 4 Senior Preferred Shares which the holder wishes the Company to redeem. Such tender shall be irrevocable unless payment of the Retraction Price shall not be duly made by the Company to the holder on or before the Retraction Payment Date. In the event that payment of the Retraction Price is not made by the Company on or before the Retraction Payment Date, the Company shall forthwith thereafter return the holder's deposited share certificate or certificates to the holder.

  (b)
  Subject to this Section 3.2 and Section 3.3, the Company shall redeem all the Series 4 Senior Preferred Shares tendered pursuant to the above retraction privilege (the "Subject Shares"). If a holder of Series 4 Senior Preferred Shares wishes to tender for redemption pursuant to the above retraction privilege a part only of the Series 4 Senior Preferred Shares represented by any certificate or certificates, the holder may deposit the certificate or certificates and at the same time advise the Company in writing as to the number of Series 4 Senior Preferred Shares with respect to which tender is being made, and the Company shall issue and deliver to such holder at the expense of the Company a new certificate representing the Series 4 Senior Preferred Shares which are not being tendered.

  (c)
  The Retraction Price payable in respect of Series 4 Senior Preferred Shares tendered for redemption during any calendar month shall be paid by either (i) wire or electronic transfer in lawful money of Canada for such Retraction Price (less any tax required to be deducted and withheld by the Company) made to the account designated by Series 4 Shareholder who exercised the right of retraction on or before at least one business day before the last day of the preceding month in which the Series 4 Senior Preferred Shares were tendered for retraction (the "Retracting Series 4 Shareholder") or (ii) sending to each Series 4 Shareholder (in the manner provided for in Section 11) a cheque for such Retraction Price (less any tax required to be deducted and withheld by the Company) payable to the order of the Retracting Series 4 Shareholder. Payments made by the Company of the Retraction Price shall be conclusively deemed to have been made upon the mailing of a cheque in a postage prepaid envelope addressed to the former Series 4 Shareholder unless such cheque is dishonoured upon presentment. Upon such payment, the Company shall be discharged from all liability to such former Series 4 Shareholder in respect of the Series 4 Senior Preferred Shares so redeemed.

  (d)
  All Series 4 Senior Preferred Shares which are redeemed under this Section 3.2 shall be cancelled and such Series 4 Senior Preferred Shares shall no longer be outstanding and shall not be reissued. Upon such payment, the Company shall be discharged from all liability to the former Series 4 Shareholder in respect of the Series 4 Senior Preferred Shares so redeemed.

  (e)
  The holder of a Series 4 Senior Preferred Share duly tendered pursuant to the above retraction privilege will not be entitled to exercise any of the rights of a holder thereof unless payment of the Retraction Price is not made in accordance with the provisions of this Section 3.2, in which case the rights of the holder will thereupon be restored.

  3.3
  Retraction Subject to Applicable Law

            If, as a result of insolvency provisions or other provisions of applicable law or the rights, privileges, restrictions and conditions attaching to any shares of the Company ranking prior to the Series 4 Senior Preferred Shares, the Company is not permitted to redeem all of the Series 4 Senior Preferred Shares duly tendered pursuant to the retraction privilege in this Section 3, the Company shall redeem only the maximum number of Series 4 Senior Preferred Shares (rounded to the next lower multiple of 1,000 shares) which the Board determines the Company is then permitted to redeem. Such redemption shall be made pro rata, disregarding fractions of shares, from each Series 4 Shareholder of tendered Series 4 Senior Preferred Shares according to the number of Series 4 Senior Preferred Shares tendered for redemption by each such Series 4 Shareholder and the Company shall issue and deliver to each such Series 4 Shareholder at the expense of the Company a new certificate representing the Series 4 Senior Preferred Shares not redeemed by the Company.

            If, as a result of insolvency provisions or other provisions of applicable law or the rights, privileges, restrictions and conditions attaching to any shares of the Company ranking prior to the Series 4 Senior Preferred Shares, the Company fails to redeem all of the Series 4 Senior Preferred Shares duly tendered pursuant to the retraction privilege in this Section 3, then the Company shall redeem on each Retraction Payment Date thereafter, from Series 4 Senior Preferred Shares tendered for redemption by the holders thereof on or before the 30th day preceding such Retraction Payment Date in the same manner as set forth in Section 3.2, the lesser of (i) the number of Series 4 Senior Preferred Shares so tendered, and (ii) the number of Series 4 Senior Preferred Shares (rounded to the next lower multiple of 1,000 shares and selected pro rata, disregarding fractions of shares, from each Series 4 Shareholder of tendered Series 4 Senior Preferred Shares according to the number of Series 4 Senior Preferred Shares tendered by each such Series 4 Shareholder) which the Board determines the Company is then permitted to redeem. The Company shall be under no obligation to give any notice to the holders of Series 4 Senior Preferred Shares in respect of the redemptions provided for in this paragraph.

            So long as the Board has acted in good faith in making any of the determinations referred to in this Section 3 as to the number of Series 4 Senior Preferred Shares which the Company is permitted at any time to redeem, neither the Company nor the directors shall have any liability in the event that any such determination proves to be inaccurate.

4.
Redemption

4.1
Optional Redemption

            Subject to the terms of any shares ranking prior to the Series 4 Senior Preferred Shares, to applicable law and to the provisions described in Section 5 below, the Company may, upon giving notice as hereinafter provided, at its option, at any time redeem all, or from time to time any part, of the then outstanding Series 4 Senior Preferred Shares by the payment of an amount in cash for each such Series 4 Senior Preferred Share so redeemed equal to:

  (a)
  C$25.67 if redeemed before December 31, 2014;

  (b)
  C$25.33 if redeemed on or after December 31, 2014, but before December 31, 2015; and

  (c)
  C$25.00 if redeemed on or after December 31, 2015;

in each case, together with all accrued and unpaid Series 4 Dividends (for greater certainty excluding declared dividends with a record date prior to the date fixed for redemption) up to but excluding the date fixed for redemption (the "Redemption Price") (less any tax required to be deducted and withheld by the Company).

  4.2
  Mandatory Redemption

            For so long as the Class A Senior Preferred Share Guarantee remains in full force and effect, if, in contravention of the Class A Senior Preferred Share Guarantee, there is a liquidation, dissolution or winding-up of BPY (whether voluntary or involuntary), or any other distribution of assets by BPY to its securityholders for the purpose of winding-up its affairs, the Series 4 Senior Preferred Shares shall be redeemed by the Company, subject to applicable law, by payment in cash of a per share sum equal to C$25.00, together with all accrued and unpaid Series 4 Dividends up to but excluding the date of payment or distribution (less any tax required to be deducted and withheld by the Company).

  4.3
  Partial Redemption

            If less than all of the then outstanding Series 4 Senior Preferred Shares are at any time to be redeemed, then the particular Series 4 Senior Preferred Shares to be redeemed shall be selected on a pro rata basis.

  4.4
  Method of Redemption

            The Company shall give notice in writing not less than 30 days nor more than 60 days prior to the date on which the redemption is to take place of its intention to redeem such Series 4 Senior Preferred Shares to each person who at the date of giving such notice is the Series 4 Shareholder of Series 4 Senior Preferred Shares to be redeemed. Any such notice shall be validly and effectively given on the date on which it is sent to each Series 4 Shareholder of Series 4 Senior Preferred Shares to be redeemed in the manner provided for in Section 11. Such notice shall set out the number of such Series 4 Senior Preferred Shares held by the person to whom it is addressed which are to be redeemed and the Redemption Price and shall also set out the date on which the redemption is to take place. On and after the date so specified for redemption, the Company shall pay or cause to be paid to the Series 4 Shareholders to be redeemed the Redemption Price (less any tax required to be deducted and withheld by the Company) on presentation and surrender, at any place within Canada designated by such notice, of the certificate or certificates for such Series 4 Senior Preferred Shares so called for redemption.

            Payment shall be made by either (i) wire or electronic transfer in lawful money of Canada for the amount of the Redemption Price (less any tax required to be and in fact deducted and withheld by the Company and remitted to the proper taxing authority) (ii) cheque in the amount of the Redemption Price (less any tax required to be and in fact deducted and withheld by the Company and remitted to the proper taxing authority) payable at par at any branch in Canada of the Company's bankers for the time being or (iii) any other reasonable means that the Company deems desirable. The making of a payment by way of a wire or electronic transfer of funds or the delivery of such cheque, as applicable, shall be a full and complete discharge of the Company's obligation to pay the Redemption Price owed to the Series 4 Shareholders of Series 4 Senior Preferred Shares so called for redemption to the extent of the sum represented thereby (plus the amount of any tax required to be and in fact deducted and withheld by the Company and remitted to the proper taxing authority) unless the cheque is not honoured when presented for payment. From and after the date specified in any such notice, the Series 4 Senior Preferred Shares called for redemption shall cease to be entitled to Series 4 Dividends and the Series 4 Shareholders thereof shall not be entitled to exercise any of the rights of shareholders in respect thereof, except to receive the Redemption Price therefor (less any tax required to be deducted and withheld by the Company), unless payment of the Redemption Price shall not be duly made by the Company. At any time after notice of redemption is given as aforesaid, the Company shall have the right to deposit the Redemption Price of any or all Series 4 Senior Preferred Shares called for redemption (less any tax required to be deducted and withheld by the Company), or such part thereof as at the time of deposit has not been claimed by Series 4 Shareholders entitled thereto, with any chartered bank or banks or with any trust company or trust companies in Canada named in the notice of redemption to the credit of a special account or accounts in trust for the respective Series 4 Shareholders of such shares, to be paid to them respectively upon surrender to such bank or banks or trust company or trust companies of the certificate or certificates representing the same. Upon such deposit or deposits being made, such shares shall be redeemed on the redemption date specified in the notice of redemption (the "Redemption Date").

            After the Company has made a deposit of cash as aforesaid with respect to any shares, the Series 4 Shareholders thereof shall not, from and after the Redemption Date, be entitled to exercise any of the rights of shareholders in respect thereof and the rights of the Series 4 Shareholders thereof shall be limited to receiving a proportion of the amounts so deposited applicable to such shares, without interest. Any interest allowed on such deposit shall belong to the Company. Subject to applicable law, redemption monies that are represented by a cheque which has not been presented to the Company's bankers for payment or that otherwise remain unclaimed (including monies held in deposit as provided for above) for a period of six years from the date specified for redemption shall be forfeited to the Company.

            The Company cannot exercise its redemption rights hereunder in respect of any Series 4 Senior Preferred Shares that have been surrendered for retraction under Section 3.

5.
Restrictions on Dividends and Retirement and Issue of Shares

            So long as any of the Series 4 Senior Preferred Shares are outstanding, the Company shall not, without the approval of the Series 4 Shareholders:

  (a)
  declare, pay or set apart for payment any dividends (other than stock dividends payable in shares of the Company ranking as to capital and dividends junior to the Series 4 Senior Preferred Shares) on any shares of the Company ranking as to dividends junior to the Series 4 Senior Preferred Shares;

  (b)
  except out of the net cash proceeds of a substantially concurrent issue of shares of the Company ranking as to return of capital and dividends junior to the Series 4 Senior Preferred Shares, redeem or call for redemption, purchase or otherwise pay off, retire or make any return of capital in respect of any shares of the Company ranking as to capital junior to the Series 4 Senior Preferred Shares;

  (c)
  redeem or call for redemption, purchase or otherwise retire for value or make any return of capital in respect of less than all of the Series 4 Senior Preferred Shares then outstanding;

  (d)
  except pursuant to any purchase obligation, sinking fund, retraction privilege or mandatory redemption provisions attaching thereto, redeem or call for redemption, purchase or otherwise pay off, retire or make any return of capital in respect of any Class A Senior Preferred Shares, ranking as to the payment of dividends or return of capital on a parity with the Series 4 Senior Preferred Shares; or

  (e)
  issue any additional Series 4 Senior Preferred Shares or any shares ranking as to the payment of dividends or the return of capital prior to or on a parity with the Series 4 Senior Preferred Shares;

  unless, in each such case, (i) all accrued and unpaid dividends up to and including the dividend payable for the last completed period for which dividends were payable on the Series 4 Senior Preferred Shares and on all other shares of the Company ranking prior to or on a parity with the Series 4 Senior Preferred Shares with respect to the payment of dividends have been declared paid or set apart for payment; and (ii) the Company shall have redeemed all of the Series 4 Senior Preferred Shares tendered for redemption pursuant to Article 3.

6.
Purchase for Cancellation

            Subject to applicable law and to the provisions described in Section 5 above, the Company may at any time purchase (if obtainable) for cancellation the whole or any part of the Series 4 Senior Preferred Shares outstanding from time to time, in the open market through or from an investment dealer or any firm holding membership on a recognized stock exchange or by private agreement or otherwise, at the lowest price or prices at which in the opinion of the directors of the Company such shares are obtainable.

7.
Liquidation, Dissolution or Winding-Up

            In the event of the liquidation, dissolution or winding up of the Company, whether voluntary or involuntary, or any other distribution of assets of the Company among its shareholders for the purpose of winding up its affairs, the Series 4 Shareholders shall be entitled to payment of an amount equal to C$25.00 per Series 4 Senior Preferred Share, plus an amount equal to all accrued and unpaid Series 4 Dividends up to but excluding the date of payment or distribution (less any tax required to be deducted and withheld by the Company), before any amounts shall be paid or any assets of the Company distributed to the holders of any shares ranking junior as to capital to the Series 4 Senior Preferred Shares. Upon payment of such amounts, the Series 4 Shareholders shall not be entitled to share in any further distribution of the assets of the Company.

8.
Voting Rights

            The Series 4 Shareholders will not be entitled (except as otherwise provided by law and except for meetings of the holders of Class A Senior Preferred Shares as a class and meetings of the Series 4 Shareholders of the Series 4 Senior Preferred Shares as a series) to receive notice of, attend at, or vote at any meeting of shareholders of the Company.

9.
Modifications

            The provisions attaching to the Series 4 Senior Preferred Shares as a series may be repealed, altered, modified or amended from time to time with such approval as may then be required by the Business Corporations Act (British Columbia), any such approval to be given in accordance with Section 10.

10.
Approval of Series 4 Shareholders of Series 4 Senior Preferred Shares

10.1
Approval

            Except as otherwise provided herein, any approval of the Series 4 Shareholders with respect to any matters requiring the consent of the Series 4 Shareholders may be given in such manner as may then be required by law, subject to a minimum requirement that such approval be given by a resolution signed by all the Series 4

Shareholders or passed by the affirmative vote of at least 2/3 of the votes cast by the Series 4 Shareholders who voted in respect of that resolution at a meeting of the Series 4 Shareholders duly called for that purpose and at which at least 25% of the outstanding Series 4 Senior Preferred Shares are present or represented by proxy. If at any such meeting at least 25% of the outstanding Series 4 Senior Preferred Shares are not present or represented by proxy within one-half hour after the time appointed for such meeting, then the meeting shall be adjourned to such date not less than 15 days thereafter and to such time and place as may be designated by the chairman of such meeting, and not less than 10 days' written notice shall be given of such adjourned meeting. At such adjourned meeting, the Series 4 Shareholders(s) of Series 4 Senior Preferred Shares represented in person or by proxy may transact the business for which the meeting was originally called and the Series 4 Shareholders represented in person or by proxy shall form the necessary quorum. At any meeting of Series 4 Shareholders as a series, each Series 4 Shareholder shall be entitled to one (1) vote in respect of each Series 4 Senior Preferred Share held.

  10.2
  Formalities, etc.

            The proxy rules applicable to, the formalities to be observed in respect of the giving notice of, and the formalities to be observed in respect of the conduct of, any meeting or any adjourned meeting of Series 4 Shareholders shall be those from time to time prescribed by the Articles of the Company with respect to meetings of shareholders or, if not so prescribed, as required by law. On every poll taken at every meeting of Series 4 Shareholders, each Series 4 Shareholder entitled to vote thereat shall have one (1) vote in respect of each Series 4 Senior Preferred Share held.

11.
Communications with Series 4 Shareholders

            Except as specifically provided elsewhere in these share conditions, any notice, cheque, invitation for tenders or other communication from the Company herein provided for shall be sufficiently given, sent or made if delivered or if sent by first class unregistered mail, postage prepaid, to each Series 4 Shareholder at the last address of such Series 4 Shareholder as it appears on the securities register of the Company or, in the case of joint Series 4 Shareholders, to the address of the Series 4 Shareholder whose name appears first in the securities register of the Company as one of such joint Series 4 Shareholders, or, in the event of the address of any of such Series 4 Shareholders not so appearing, then to the last address of such Series 4 Shareholder known to the Company. Accidental failure to give such notice, invitation for tenders or other communication to one or more Series 4 Shareholders shall not affect the validity of the notices, invitations for tenders or other communications properly given or any action taken pursuant to such notice, invitation for tender or other communication but, upon such failure being discovered, the notice, invitation for tenders or other communication, as the case may be, shall be sent forthwith to such Series 4 Shareholder or Series 4 Shareholders.

            If any notice, cheque, invitation for tenders or other communication from the Company given to a Series 4 Shareholder pursuant to paragraph (b) is returned on three consecutive occasions because the Series 4 Shareholder cannot be found, the Company shall not be required to give or mail any further notices, cheques, invitations for tenders or other communications to such Series 4 Shareholder until the Series 4 Shareholder informs the Company in writing of such Series 4 Shareholder's new address.

            If the directors determine that mail service is or is threatened to be interrupted at the time when the Company is required or elects to give any notice hereunder by mail, or is required to send any cheque or any share certificate to a Series 4 Shareholder, whether in connection with the redemption of such share or otherwise, the Company may, notwithstanding the provisions hereof:

  (a)
  give such notice by publication thereof once in a daily English language newspaper of general circulation published in each of Vancouver, Calgary, Winnipeg, Toronto, Montreal and Halifax, and once in a daily French language newspaper published in Montreal and such notice shall be deemed to have been validly given on the day next succeeding its publication in all of such cities; and

  (b)
  fulfill the requirement to send such cheque or such share certificate by arranging for the delivery thereof to such Series 4 Shareholder by the transfer agent for the Series 4 Senior Preferred Shares at its principal offices in the cities of Vancouver, Toronto and Montreal, and such cheque and/or share certificate shall be deemed to have been sent on the date on which notice of such arrangement shall have been given as provided in (a) above, provided that as soon as the Board determines that mail service is no longer interrupted or threatened to be interrupted, such cheque or share certificate, if not theretofore delivered to such Series 4 Shareholder, shall be sent by mail as herein provided.

12.
Interpretation

            In the provisions herein contained attaching to the Series 4 Senior Preferred Shares:

  (a)
  "accrued and unpaid dividends" means the aggregate of: (i) all unpaid dividends on the Series 4 Senior Preferred Shares for any quarterly period; and (ii) the amount calculated as though dividends on each Series 4 Senior Preferred Share had been accruing on a day-to-day basis from and including the date on which the last quarterly dividend was payable up to and including the date to which the computation of accrued dividends is to be made;

  (b)
  "BPY" means Brookfield Property Partners L.P. or its successors or assigns under the Class A Senior Preferred Share Guarantee;

  (c)
  "Class A Senior Preferred Share Guarantee" means the full and unconditional guarantee by the Guarantors in connection with the Class A Senior Preferred Shares as to: (i) the payment of dividends, as and when declared, (ii) the payment of amounts due on redemption of the Series 4 Senior Preferred Shares, and (iii) the payment of the amounts due on the liquidation, dissolution and winding-up of the Company;

  (d)
  "Guarantors" means collectively, BPY, Brookfield Property L.P. and direct and indirect subsidiaries thereof or their respective successors and assigns under the Class A Senior Preferred Share Guarantee; and "Guarantor" means any of them.

  (e)
  "in priority to", "on a parity with" and "junior to" have reference to the order of priority in payment of dividends and in the distribution of assets in the event of any liquidation, dissolution or winding up of the Company, whether voluntary or involuntary, or other distribution of the assets of the Company among its shareholders for the purpose of winding up its affairs; and

  (f)
  in the event that any date on which any dividend on the Series 4 Senior Preferred Shares is payable by the Company, or any date on or by which any other action is required to be taken by the Company or the Series 4 Shareholders hereunder, is not a business day (as hereinafter defined), then such dividend shall be payable, or such other action shall be required to be taken, on or by the next succeeding day that is a business day. A "business day" shall be a day other than a Saturday, a Sunday or any other day that is treated as a holiday in the province of Ontario.

13.
Book-Entry Only System

            If the Series 4 Senior Preferred Shares are held through the book-entry only system of the Canadian Depository for Securities ("CDS"), then the beneficial owner thereof shall provide instructions only by such beneficial owner providing instructions to the CDS Participant through whom such beneficial owner holds such Series 4 Senior Preferred Shares. Beneficial owners of Series 4 Senior Preferred Shares will not have the right to receive share certificates representing their ownership of the shares.

Schedule B — Amendments to Articles of BPO

 Class AAA Preference Shares, Series G

1.
Section 13(d) of the share terms of the Class AAA Preference Shares, Series G (the "Series G Share Terms") is deleted and replaced with:

""Common Shares" means the non-voting limited partnership units of Brookfield Property Partners L.P., a Bermuda exempted limited partnership."

2.
The following shall be added as a new Section 4.1.1 to the Series G Share Terms:

"4.1.1  BPY Corporation Conversion Call Rights

            Notwithstanding the foregoing, in the event that the Corporation delivers a Corporation's Conversion Notice pursuant to Section 4.1, and subject to the limitations set forth in this Section 4.1.1, Brookfield Property Partners L.P. ("BPY") shall have the overriding right (the "Corporation Conversion Call Right"), notwithstanding the proposed conversion of the Series G Shares by the Corporation pursuant to Section 4.1 hereof, to purchase from such holder on the Corporation's Conversion Date all but not less than all of the Series G Shares to be converted into Common Shares (the "Corporation Conversion Shares") on payment by BPY of an amount per share equal to that number of freely tradeable Common Shares (per Series G Share) determined by dividing the Redemption Price that would be applicable on the Corporation's Conversion Date together with accrued and unpaid dividends (for greater certainty excluding declared dividends with a record date prior to the Corporation's Conversion Date) up to but excluding the Corporation's Conversion Date, by the greater of US$2.00 and 95% of the Current Market Price, applicable on the last business day prior to the Corporation's Conversion Date (the "Corporation Conversion Consideration") which shall be satisfied in full by BPY causing to be delivered to such holder the Common Shares representing the Corporation Conversion Consideration. In the event of the exercise of a Corporation Conversion Call Right, a holder of Series G Shares who has received a Corporation's Conversion Notice shall be obligated to sell all the Corporation Conversion Shares to BPY on the Corporation's Conversion Date on payment by BPY of an amount per share equal to the Corporation Conversion Consideration for each such share in the form of Common Shares.

            Upon delivery by the Corporation to a Holder of a Corporation's Conversion Notice, the Corporation shall immediately notify BPY thereof. In order to exercise its Corporation Conversion Call Right, BPY must notify the Corporation in writing of its determination to do so (a "BPY Corporation Conversion Call Notice") at least five business days prior to the Corporation's Conversion Date. If BPY does not notify the Corporation prior to such five business day period, the Corporation shall notify the holder as soon as possible thereafter that BPY will not exercise the Corporation Conversion Call Right. If BPY delivers a BPY Corporation Conversion Call Notice prior to such five business day period and duly exercises its Corporation Conversion Call Right in accordance with this Section 4.1.1, the obligation of the Corporation to convert the Corporation Conversion Shares shall terminate and BPY shall purchase from such holder and such holder shall sell to BPY on the Corporation's Conversion Date the Corporation Conversion Shares for the Corporation Conversion Consideration in the form of Common Shares. Provided that the aggregate Corporation Conversion Consideration in the form of Common Shares has been so deposited with the transfer agent for the Series G Shares as provided in this Section 4.1.1, the closing of the purchase and sale of the Corporation Conversion Shares pursuant to the Corporation Conversion Call Right shall be deemed to have occurred as at the close of business on the Corporation's Conversion Date and, for greater certainty, no conversion by the Corporation of such Corporation Conversion Shares shall take place on the Corporation's Conversion Date. In the event that BPY does not deliver a BPY Corporation Conversion Call Notice prior to such five business day period, the Corporation shall convert the Corporation Conversion Shares on the Corporation's Conversion Date and in the manner otherwise contemplated in Section 4.1.

            For the purpose of completing a purchase of Series G Shares pursuant to the exercise of a Corporation Conversion Call Right, BPY shall deliver or cause to be delivered to the relevant Holder, at the address of the holder recorded in the register of the Corporation for the Series G Shares or by holding for pick-up by the holder at the head office of the Corporation, the principal transfer office of the transfer agent for the Series G Shares in the City of Toronto, or such other places in Canada as BPY may agree, the Common Shares representing the Corporation Conversion Consideration to which such holder is entitled. Such delivery of Common Shares on behalf of BPY shall be deemed to be payment of and shall satisfy and discharge all liability for the Corporation Conversion Consideration to the extent that the same is represented by such Common Shares, unless, to the extent that the Corporation is required to make cash payments in lieu of fractional Common Shares by cheque, such cheque is not paid on due presentation.

            On and after the close of business on the Corporation's Conversion Date, the holder of the Corporation Conversion Shares shall not be entitled to exercise any of the rights of a holder in respect thereof, other than the right to receive the Corporation Conversion Consideration unless upon presentation and surrender of certificates in accordance with the foregoing provisions, payment of the aggregate Corporation Conversion Consideration payable to such holder shall not be made, in which case the rights of such holder shall remain unaffected until such aggregate Corporation Conversion Consideration has been paid in the manner hereinbefore provided. On and after the close of business on the Corporation's Conversion Date, provided that presentation and surrender of certificates and payment of such aggregate Corporation Conversion Consideration has been made in accordance with the foregoing provisions, the holder of the Corporation Conversion Shares so purchased by BPY shall thereafter be treated for all purposes as having become the holder or holders of record of such Common Shares at such time."

3.
The following shall be added as a new Section 4.2.1 to the Series G Share Terms:

"4.2.1  BPY Shareholder Conversion Call Rights

            Notwithstanding the foregoing, but subject to Section 4.4, in the event that a Holder delivers a Holder's Conversion Notice pursuant to Section 4.2, BPY shall have the overriding right (a "Shareholder Conversion Call Right"), notwithstanding the proposed Holder's conversion of the Series G Shares pursuant to Section 4.2 hereof, to purchase from such holder on the Holder's Conversion Date all but not less than all of the Subject Shares to be converted into Common Shares (the "Shareholder Conversion Shares") on payment by BPY of an amount per share equal to that number of freely tradeable Common Shares determined (per Series G Share) by dividing US$25.00, together with all accrued and unpaid Series G Dividends (for greater certainty excluding declared dividends with a record date prior to the Holder's Conversion Date) up to but excluding the Holder's Conversion Date by the greater of US$2.00 and 95% of the Current Market Price, on the last business day prior to the Holder's Conversion Date (the "Holder Conversion Consideration") which shall be satisfied in full by BPY causing to be delivered to such holder the Common Shares representing the Holder Conversion Consideration. In the event of the exercise of a Shareholder Conversion Call Right, a holder of Series G Shares who has delivered a Holder's Conversion Notice shall be obligated to sell all the Shareholder Conversion Shares to BPY on the Holder's Conversion Date on payment by BPY of an amount per share equal to the Holder Conversion Consideration for each such share in the form of Common Shares.

            Upon receipt by the Corporation of a Holder's Conversion Notice the Corporation shall (a) immediately notify BPY thereof and (b) not less than 20 calendar days prior to the Holder's Conversion Date, provide the notice given to all Holders of Subject Shares pursuant to Section 4.4. specifying, among other things, the number of Shareholder Conversion Shares. In order to exercise its Shareholder Conversion Call Right, BPY must notify the Corporation in writing of its determination to do so (a "BPY Shareholder Conversion Call Notice") at least five business days prior to the Holder's Conversion Date. If BPY does not notify the Corporation prior to such five business day period, the Corporation shall notify the holder as soon as possible thereafter that BPY will not exercise the Shareholder Conversion Call Right. If BPY delivers a BPY Shareholder Conversion Call Notice prior to such five business day period and duly exercises its Shareholder Conversion Call Right in accordance with this Section 4.2.1, the obligation of the Corporation to convert the Shareholder Conversion Shares shall terminate and BPY shall purchase from such holder and such holder shall sell to BPY on the Holder's Conversion Date the Shareholder Conversion Shares for the Holder Conversion Consideration in the form of Common Shares. For greater certainty, BPY shall not purchase from the Holder any Subject Shares that are, pursuant to Section 4.4, to be redeemed by the Corporation or sold to another purchaser. Provided that the aggregate Holder Conversion Consideration in the form of Common Shares has been so deposited with the transfer agent for the Series G Shares as provided in this Section 4.2.1, the closing of the purchase and sale of the Shareholder Conversion Shares pursuant to the Shareholder Conversion Call Right shall be deemed to have occurred as at the close of business on the Holder's Conversion Date, and, for greater certainty, no conversion by the Corporation of such Shareholder Conversion Shares shall take place on the Holder's Conversion Date. In the event that BPY does not deliver a BPY Shareholder Conversion Call Notice prior to such five business day period, the Corporation shall convert the Shareholder Conversion Shares on the Holder's Conversion Date and in the manner otherwise contemplated in Section 4.2, as applicable.

            For the purpose of completing a purchase of Series G Shares pursuant to the exercise of a Shareholder Conversion Call Right, BPY shall deliver or cause to be delivered to the relevant holder, at the address of the holder recorded in the register of the Corporation for the Series G Shares or by holding for pick-up by the holder at the head office of the Corporation, the principal transfer office of the transfer agent for the Series G Shares in the City of Toronto, or such other places in Canada as BPY may agree, the Common Shares representing the Holder Conversion Consideration to which such holder is entitled. Such delivery of Common Shares on behalf of BPY shall be deemed to be payment of and shall satisfy and discharge all liability for the Holder Conversion Consideration to the extent that the same is represented by such Common Shares, unless, to the extent that the Corporation is required to make cash payments in lieu of fractional Common Shares by cheque, such cheque is not paid on due presentation.

            On and after the close of business on the Holder's Conversion Date, the holder of the Shareholder Conversion Shares shall not be entitled to exercise any of the rights of a holder in respect thereof, other than the right to receive the Holder Conversion Consideration unless upon presentation and surrender of certificates in accordance with the foregoing provisions, payment of the aggregate Holder Conversion Consideration payable to such holder shall not be made, in which case the rights of such holder shall remain unaffected until such aggregate Holder Conversion Consideration has been paid in the manner hereinbefore provided. On and after the close of business on the Holder's Conversion Date, provided that presentation and surrender of certificates and payment of such aggregate Holder Conversion Consideration has been made in accordance with the foregoing provisions, the holder of the Shareholder Conversion Shares so purchased by BPY shall thereafter be treated for all purposes as having become the holder or holders of record of such Common Shares at such time."

Class AAA Preference Shares, Series H

1.
Section 13(d) of the share terms of the Class AAA Preference Shares, Series H (the "Series H Share Terms") is deleted and replaced with:

""Common Shares" means the non-voting limited partnership units of Brookfield Property Partners L.P., a Bermuda exempted limited partnership."

2.
The following shall be added as a new Section 4.1.1 to the Series H Share Terms:

"4.1.1  BPY Corporation Conversion Call Rights

            Notwithstanding the foregoing, in the event that the Corporation delivers a Corporation's Conversion Notice pursuant to Section 4.1, and subject to the limitations set forth in this Section 4.1.1, Brookfield Property Partners L.P. ("BPY") shall have the overriding right (the "Corporation Conversion Call Right"), notwithstanding the proposed conversion of the Series H Shares by the Corporation pursuant to Section 4.1 hereof, to purchase from such holder on the Corporation's Conversion Date all but not less than all of the Series H Shares to be converted into Common Shares (the "Corporation Conversion Shares") on payment by BPY of an amount per share equal to that number of freely tradeable Common Shares (per Series H Share) determined by dividing the Redemption Price that would be applicable on the Corporation's Conversion Date together with accrued and unpaid dividends (for greater certainty excluding declared dividends with a record date prior to the Corporation's Conversion Date) up to but excluding the Corporation's Conversion Date, by the greater of $2.00 and 95% of the Current Market Price, applicable on the last business day prior to the Corporation's Conversion Date (the "Corporation Conversion Consideration") which shall be satisfied in full by BPY causing to be delivered to such holder the Common Shares representing the Corporation Conversion Consideration. In the event of the exercise of a Corporation Conversion Call Right, a holder of Series H Shares who has received a Corporation's Conversion Notice shall be obligated to sell all the Corporation Conversion Shares to BPY on the Corporation's Conversion Date on payment by BPY of an amount per share equal to the Corporation Conversion Consideration for each such share in the form of Common Shares.

            Upon delivery by the Corporation to a Holder of a Corporation's Conversion Notice, the Corporation shall immediately notify BPY thereof. In order to exercise its Corporation Conversion Call Right, BPY must notify the Corporation in writing of its determination to do so (a "BPY Corporation Conversion Call Notice") at least five business days prior to the Corporation's Conversion Date. If BPY does not notify the Corporation prior to such five business day period, the Corporation shall notify the holder as soon as possible thereafter that BPY will not exercise the Corporation Conversion Call Right. If BPY delivers a BPY Corporation Conversion Call Notice prior to such five business day period and duly exercises its Corporation Conversion Call Right in accordance with this Section 4.1.1, the obligation of the Corporation to convert the Corporation Conversion Shares shall terminate and BPY shall purchase from such holder and such holder shall sell to BPY on the Corporation's Conversion Date the Corporation Conversion Shares for the Corporation Conversion Consideration in the form of Common Shares. Provided that the aggregate Corporation Conversion Consideration in the form of Common Shares has been so deposited with the transfer agent for the Series H Shares as provided in this Section 4.1.1, the closing of the purchase and sale of the Corporation Conversion Shares pursuant to the Corporation Conversion Call Right shall be deemed to have occurred as at the close of business on the Corporation's Conversion Date and, for greater certainty, no conversion by the Corporation of such Corporation Conversion Shares shall take place on the Corporation's Conversion Date. In the event that BPY does not deliver a BPY Corporation Conversion Call Notice prior to such five business day period, the Corporation shall convert the Corporation Conversion Shares on the Corporation's Conversion Date and in the manner otherwise contemplated in Section 4.1.

            For the purpose of completing a purchase of Series H Shares pursuant to the exercise of a Corporation Conversion Call Right, BPY shall deliver or cause to be delivered to the relevant Holder, at the address of the holder recorded in the register of the Corporation for the Series H Shares or by holding for pick-up by the holder at the head office of the Corporation, the principal transfer office of the transfer agent for the Series H Shares in the City of Toronto, or such other places in Canada as BPY may agree, the Common Shares representing the Corporation Conversion Consideration to which such holder is entitled. Such delivery of Common Shares on behalf of BPY shall be deemed to be payment of and shall satisfy and discharge all liability for the Corporation Conversion Consideration to the extent that the same is represented by such Common Shares, unless, to the extent that the Corporation is required to make cash payments in lieu of fractional Common Shares by cheque, such cheque is not paid on due presentation.

            On and after the close of business on the Corporation's Conversion Date, the holder of the Corporation Conversion Shares shall not be entitled to exercise any of the rights of a holder in respect thereof, other than the right to receive the Corporation Conversion Consideration unless upon presentation and surrender of certificates in accordance with the foregoing provisions, payment of the aggregate Corporation Conversion Consideration payable to such holder shall not be made, in which case the rights of such holder shall remain unaffected until such aggregate Corporation Conversion Consideration has been paid in the manner hereinbefore provided. On and after the close of business on the Corporation's Conversion Date, provided that presentation and surrender of certificates and payment of such aggregate Corporation Conversion Consideration has been made in accordance with the foregoing provisions, the holder of the Corporation Conversion Shares so purchased by BPY shall thereafter be treated for all purposes as having become the holder or holders of record of such Common Shares at such time."

3.
The following shall be added as a new Section 4.2.1 to the Series H Share Terms:

"4.2.1  BPY Shareholder Conversion Call Rights

            Notwithstanding the foregoing, but subject to Section 4.4, in the event that a Holder delivers a Holder's Conversion Notice pursuant to Section 4.2, BPY shall have the overriding right (a "Shareholder Conversion Call Right"), notwithstanding the proposed Holder's conversion of the Series H Shares pursuant to Section 4.2 hereof, to purchase from such holder on the Holder's Conversion Date all but not less than all of the Subject Shares to be converted into Common Shares (the "Shareholder Conversion Shares") on payment by BPY of an amount per share equal to that number of freely tradeable Common Shares determined (per Series H Share) by dividing $25.00, together with all accrued and unpaid Series H Dividends (for greater certainty excluding declared dividends with a record date prior to the Holder's Conversion Date) up to but excluding the Holder's Conversion Date by the greater of $2.00 and 95% of the Current Market Price, on the last business day prior to the Holder's Conversion Date (the "Holder Conversion Consideration") which shall be satisfied in full by BPY causing to be delivered to such holder the Common Shares representing the Holder Conversion Consideration. In the event of the exercise of a Shareholder Conversion Call Right, a holder of Series H Shares who has delivered a Holder's Conversion Notice shall be obligated to sell all the Shareholder Conversion Shares to BPY on the Holder's Conversion Date on payment by BPY of an amount per share equal to the Holder Conversion Consideration for each such share in the form of Common Shares.

            Upon receipt by the Corporation of a Holder's Conversion Notice the Corporation shall (a) immediately notify BPY thereof and (b) not less than 20 calendar days prior to the Holder's Conversion Date, provide the notice given to all Holders of Subject Shares pursuant to Section 4.4. specifying, among other things, the number of Shareholder Conversion Shares. In order to exercise its Shareholder Conversion Call Right, BPY must notify the Corporation in writing of its determination to do so (a "BPY Shareholder Conversion Call Notice") at least five business days prior to the Holder's Conversion Date. If BPY does not notify the Corporation prior to such five business day period, the Corporation shall notify the holder as soon as possible thereafter that BPY will not exercise the Shareholder Conversion Call Right. If BPY delivers a BPY Shareholder Conversion Call Notice prior to such five business day period and duly exercises its Shareholder Conversion Call Right in accordance with this Section 4.2.1, the obligation of the Corporation to convert the Shareholder Conversion Shares shall terminate and BPY shall purchase from such holder and such holder shall sell to BPY on the Holder's Conversion Date the Shareholder Conversion Shares for the Holder Conversion Consideration in the form of Common Shares. For greater certainty, BPY shall not purchase from the Holder any Subject Shares that are, pursuant to Section 4.4, to be redeemed by the Corporation or sold to another purchaser. Provided that the aggregate Holder Conversion Consideration in the form of Common Shares has been so deposited with the transfer agent for the Series H Shares as provided in this Section 4.2.1, the closing of the purchase and sale of the Shareholder Conversion Shares pursuant to the Shareholder Conversion Call Right shall be deemed to have occurred as at the close of business on the Holder's Conversion Date, and, for greater certainty, no conversion by the Corporation of such Shareholder Conversion Shares shall take place on the Holder's Conversion Date. In the event that BPY does not deliver a BPY Shareholder Conversion Call Notice prior to such five business day period, the Corporation shall convert the Shareholder Conversion Shares on the Holder's Conversion Date and in the manner otherwise contemplated in Section 4.2, as applicable.

            For the purpose of completing a purchase of Series H Shares pursuant to the exercise of a Shareholder Conversion Call Right, BPY shall deliver or cause to be delivered to the relevant holder, at the address of the holder recorded in the register of the Corporation for the Series H Shares or by holding for pick-up by the holder at the head office of the Corporation, the principal transfer office of the transfer agent for the Series H Shares in the City of Toronto, or such other places in Canada as BPY may agree, the Common Shares representing the Holder Conversion Consideration to which such holder is entitled. Such delivery of Common Shares on behalf of BPY shall be deemed to be payment of and shall satisfy and discharge all liability for the Holder Conversion Consideration to the extent that the same is represented by such Common Shares, unless, to the extent that the Corporation is required to make cash payments in lieu of fractional Common Shares by cheque, such cheque is not paid on due presentation.

            On and after the close of business on the Holder's Conversion Date, the holder of the Shareholder Conversion Shares shall not be entitled to exercise any of the rights of a holder in respect thereof, other than the right to receive the Holder Conversion Consideration unless upon presentation and surrender of certificates in accordance with the foregoing provisions, payment of the aggregate Holder Conversion Consideration payable to such holder shall not be made, in which case the rights of such holder shall remain unaffected until such aggregate Holder Conversion Consideration has been paid in the manner hereinbefore provided. On and after the close of business on the Holder's Conversion Date, provided that presentation and surrender of certificates and payment of such aggregate Holder Conversion Consideration has been made in accordance with the foregoing provisions, the holder of the Shareholder Conversion Shares so purchased by BPY shall thereafter be treated for all purposes as having become the holder or holders of record of such Common Shares at such time."

Class AAA Preference Shares, Series J

1.
Section 13(d) of the share terms of the Class AAA Preference Shares, Series J (the "Series J Share Terms") is deleted and replaced with:

""Common Shares" means the non-voting limited partnership units of Brookfield Property Partners L.P., a Bermuda exempted limited partnership."

2.
The following shall be added as a new Section 4.1.1 to the Series J Share Terms:

"4.1.1  BPY Corporation Conversion Call Rights

            Notwithstanding the foregoing, in the event that the Corporation delivers a Corporation's Conversion Notice pursuant to Section 4.1, and subject to the limitations set forth in this Section 4.1.1, Brookfield Property Partners L.P. ("BPY") shall have the overriding right (the "Corporation Conversion Call Right"), notwithstanding the proposed conversion of the Series J Shares by the Corporation pursuant to Section 4.1 hereof, to purchase from such holder on the Corporation's Conversion Date all but not less than all of the Series J Shares to be converted into Common Shares (the "Corporation Conversion Shares") on payment by BPY of an amount per share equal to that number of freely tradeable Common Shares (per Series J Share) determined by dividing the Redemption Price that would be applicable on the Corporation's Conversion Date together with accrued and unpaid dividends (for greater certainty excluding declared dividends with a record date prior to the Corporation's Conversion Date) up to but excluding the Corporation's Conversion Date, by the greater of $2.00 and 95% of the Current Market Price, applicable on the last business day prior to the Corporation's Conversion Date (the "Corporation Conversion Consideration") which shall be satisfied in full by BPY causing to be delivered to such holder the Common Shares representing the Corporation Conversion Consideration. In the event of the exercise of a Corporation Conversion Call Right, a holder of Series J Shares who has received a Corporation's Conversion Notice shall be obligated to sell all the Corporation Conversion Shares to BPY on the Corporation's Conversion Date on payment by BPY of an amount per share equal to the Corporation Conversion Consideration for each such share in the form of Common Shares.

            Upon delivery by the Corporation to a Holder of a Corporation's Conversion Notice, the Corporation shall immediately notify BPY thereof. In order to exercise its Corporation Conversion Call Right, BPY must notify the Corporation in writing of its determination to do so (a "BPY Corporation Conversion Call Notice") at least five business days prior to the Corporation's Conversion Date. If BPY does not notify the Corporation prior to such five business day period, the Corporation shall notify the holder as soon as possible thereafter that BPY will not exercise the Corporation Conversion Call Right. If BPY delivers a BPY Corporation Conversion Call Notice prior to such five business day period and duly exercises its Corporation Conversion Call Right in accordance with this Section 4.1.1, the obligation of the Corporation to convert the Corporation Conversion Shares shall terminate and BPY shall purchase from such holder and such holder shall sell to BPY on the Corporation's Conversion Date the Corporation Conversion Shares for the Corporation Conversion Consideration in the form of Common Shares. Provided that the aggregate Corporation Conversion Consideration in the form of Common Shares has been so deposited with the transfer agent for the Series J Shares as provided in this Section 4.1.1, the closing of the purchase and sale of the Corporation Conversion Shares pursuant to the Corporation Conversion Call Right shall be deemed to have occurred as at the close of business on the Corporation's Conversion Date and, for greater certainty, no conversion by the Corporation of such Corporation Conversion Shares shall take place on the Corporation's Conversion Date. In the event that BPY does not deliver a BPY Corporation Conversion Call Notice prior to such five business day period, the Corporation shall convert the Corporation Conversion Shares on the Corporation's Conversion Date and in the manner otherwise contemplated in Section 4.1.

            For the purpose of completing a purchase of Series J Shares pursuant to the exercise of a Corporation Conversion Call Right, BPY shall deliver or cause to be delivered to the relevant Holder, at the address of the holder recorded in the register of the Corporation for the Series J Shares or by holding for pick-up by the holder at the head office of the Corporation, the principal transfer office of the transfer agent for the Series J Shares in the City of Toronto, or such other places in Canada as BPY may agree, the Common Shares representing the Corporation Conversion Consideration to which such holder is entitled. Such delivery of Common Shares on behalf of BPY shall be deemed to be payment of and shall satisfy and discharge all liability for the Corporation

Conversion Consideration to the extent that the same is represented by such Common Shares, unless, to the extent that the Corporation is required to make cash payments in lieu of fractional Common Shares by cheque, such cheque is not paid on due presentation.

            On and after the close of business on the Corporation's Conversion Date, the holder of the Corporation Conversion Shares shall not be entitled to exercise any of the rights of a holder in respect thereof, other than the right to receive the Corporation Conversion Consideration unless upon presentation and surrender of certificates in accordance with the foregoing provisions, payment of the aggregate Corporation Conversion Consideration payable to such holder shall not be made, in which case the rights of such holder shall remain unaffected until such aggregate Corporation Conversion Consideration has been paid in the manner hereinbefore provided. On and after the close of business on the Corporation's Conversion Date, provided that presentation and surrender of certificates and payment of such aggregate Corporation Conversion Consideration has been made in accordance with the foregoing provisions, the holder of the Corporation Conversion Shares so purchased by BPY shall thereafter be treated for all purposes as having become the holder or holders of record of such Common Shares at such time."

3.
The following shall be added as a new Section 4.2.1 to the Series J Share Terms:

"4.2.1  BPY Shareholder Conversion Call Rights

            Notwithstanding the foregoing, but subject to Section 4.4, in the event that a Holder delivers a Holder's Conversion Notice pursuant to Section 4.2, BPY shall have the overriding right (a "Shareholder Conversion Call Right"), notwithstanding the proposed Holder's conversion of the Series J Shares pursuant to Section 4.2 hereof, to purchase from such holder on the Holder's Conversion Date all but not less than all of the Subject Shares to be converted into Common Shares (the "Shareholder Conversion Shares") on payment by BPY of an amount per share equal to that number of freely tradeable Common Shares determined (per Series J Share) by dividing $25.00, together with all accrued and unpaid Series J Dividends (for greater certainty excluding declared dividends with a record date prior to the Holder's Conversion Date) up to but excluding the Holder's Conversion Date by the greater of $2.00 and 95% of the Current Market Price, on the last business day prior to the Holder's Conversion Date (the "Holder Conversion Consideration") which shall be satisfied in full by BPY causing to be delivered to such holder the Common Shares representing the Holder Conversion Consideration. In the event of the exercise of a Shareholder Conversion Call Right, a holder of Series J Shares who has delivered a Holder's Conversion Notice shall be obligated to sell all the Shareholder Conversion Shares to BPY on the Holder's Conversion Date on payment by BPY of an amount per share equal to the Holder Conversion Consideration for each such share in the form of Common Shares.

            Upon receipt by the Corporation of a Holder's Conversion Notice the Corporation shall (a) immediately notify BPY thereof and (b) not less than 20 calendar days prior to the Holder's Conversion Date, provide the notice given to all Holders of Subject Shares pursuant to Section 4.4. specifying, among other things, the number of Shareholder Conversion Shares. In order to exercise its Shareholder Conversion Call Right, BPY must notify the Corporation in writing of its determination to do so (a "BPY Shareholder Conversion Call Notice") at least five business days prior to the Holder's Conversion Date. If BPY does not notify the Corporation prior to such five business day period, the Corporation shall notify the holder as soon as possible thereafter that BPY will not exercise the Shareholder Conversion Call Right. If BPY delivers a BPY Shareholder Conversion Call Notice prior to such five business day period and duly exercises its Shareholder Conversion Call Right in accordance with this Section 4.2.1, the obligation of the Corporation to convert the Shareholder Conversion Shares shall terminate and BPY shall purchase from such holder and such holder shall sell to BPY on the Holder's Conversion Date the Shareholder Conversion Shares for the Holder Conversion Consideration in the form of Common Shares. For greater certainty, BPY shall not purchase from the Holder any Subject Shares that are, pursuant to Section 4.4, to be redeemed by the Corporation or sold to another purchaser. Provided that the aggregate Holder Conversion Consideration in the form of Common Shares has been so deposited with the transfer agent for the Series J Shares as provided in this Section 4.2.1, the closing of the purchase and sale of the Shareholder Conversion Shares pursuant to the Shareholder Conversion Call Right shall be deemed to have occurred as at the close of business on the Holder's Conversion Date, and, for greater certainty, no conversion by the Corporation of such Shareholder Conversion Shares shall take place on the Holder's Conversion Date. In the event that BPY does not deliver a BPY Shareholder Conversion Call Notice prior to such five business day period, the Corporation shall convert the Shareholder Conversion Shares on the Holder's Conversion Date and in the manner otherwise contemplated in Section 4.2, as applicable.

            For the purpose of completing a purchase of Series J Shares pursuant to the exercise of a Shareholder Conversion Call Right, BPY shall deliver or cause to be delivered to the relevant holder, at the address of the holder recorded in the register of the Corporation for the Series J Shares or by holding for pick-up by the holder at the head office of the Corporation, the principal transfer office of the transfer agent for the Series J Shares in the City of Toronto, or such other places in Canada as BPY may agree, the Common Shares representing the Holder Conversion Consideration to which such holder is entitled. Such delivery of Common Shares on behalf of BPY shall be deemed to be payment of and shall satisfy and discharge all liability for the Holder Conversion Consideration to the extent that the same is represented by such Common Shares, unless, to the extent that the Corporation is required to make cash payments in lieu of fractional Common Shares by cheque, such cheque is not paid on due presentation.

            On and after the close of business on the Holder's Conversion Date, the holder of the Shareholder Conversion Shares shall not be entitled to exercise any of the rights of a holder in respect thereof, other than the right to receive the Holder Conversion Consideration unless upon presentation and surrender of certificates in accordance with the foregoing provisions, payment of the aggregate Holder Conversion Consideration payable to such holder shall not be made, in which case the rights of such holder shall remain unaffected until such aggregate Holder Conversion Consideration has been paid in the manner hereinbefore provided. On and after the close of business on the Holder's Conversion Date, provided that presentation and surrender of certificates and payment of such aggregate Holder Conversion Consideration has been made in accordance with the foregoing provisions, the holder of the Shareholder Conversion Shares so purchased by BPY shall thereafter be treated for all purposes as having become the holder or holders of record of such Common Shares at such time."

Class AAA Preference Shares, Series K

1.
Section 13(d) of the share terms of the Class AAA Preference Shares, Series K (the "Series K Share Terms") is deleted and replaced with:

""Common Shares" means the non-voting limited partnership units of Brookfield Property Partners L.P., a Bermuda exempted limited partnership."

2.
The following shall be added as a new Section 4.1.1 to the Series K Share Terms:

"4.1.1  BPY Corporation Conversion Call Rights

            Notwithstanding the foregoing, in the event that the Corporation delivers a Corporation's Conversion Notice pursuant to Section 4.1, and subject to the limitations set forth in this Section 4.1.1, Brookfield Property Partners L.P. ("BPY") shall have the overriding right (the "Corporation Conversion Call Right"), notwithstanding the proposed conversion of the Series K Shares by the Corporation pursuant to Section 4.1 hereof, to purchase from such holder on the Corporation's Conversion Date all but not less than all of the Series K Shares to be converted into Common Shares (the "Corporation Conversion Shares") on payment by BPY of an amount per share equal to that number of freely tradeable Common Shares (per Series K Share) determined by dividing the Redemption Price that would be applicable on the Corporation's Conversion Date together with accrued and unpaid dividends (for greater certainty excluding declared dividends with a record date prior to the Corporation's Conversion Date) up to but excluding the Corporation's Conversion Date, by the greater of $2.00 and 95% of the Current Market Price, applicable on the last business day prior to the Corporation's Conversion Date (the "Corporation Conversion Consideration") which shall be satisfied in full by BPY causing to be delivered to such holder the Common Shares representing the Corporation Conversion Consideration. In the event of the exercise of a Corporation Conversion Call Right, a holder of Series K Shares who has received a Corporation's Conversion Notice shall be obligated to sell all the Corporation Conversion Shares to BPY on the Corporation's Conversion Date on payment by BPY of an amount per share equal to the Corporation Conversion Consideration for each such share in the form of Common Shares.

            Upon delivery by the Corporation to a Holder of a Corporation's Conversion Notice, the Corporation shall immediately notify BPY thereof. In order to exercise its Corporation Conversion Call Right, BPY must notify the Corporation in writing of its determination to do so (a "BPY Corporation Conversion Call Notice") at least five business days prior to the Corporation's Conversion Date. If BPY does not notify the Corporation prior to such five business day period, the Corporation shall notify the holder as soon as possible thereafter that BPY will not exercise the Corporation Conversion Call Right. If BPY delivers a BPY Corporation Conversion Call Notice prior to such five business day period and duly exercises its Corporation Conversion Call Right in accordance with this Section 4.1.1, the obligation of the Corporation to convert the Corporation Conversion Shares shall terminate and BPY shall purchase from such holder and such holder shall sell to BPY on the Corporation's Conversion Date the Corporation Conversion Shares for the Corporation Conversion Consideration in the form of Common Shares. Provided that the aggregate Corporation Conversion Consideration in the form of Common Shares has been so deposited with the transfer agent for the Series K Shares as provided in this Section 4.1.1, the closing of the purchase and sale of the Corporation Conversion Shares pursuant to the Corporation Conversion Call Right shall be deemed to have occurred as at the close of business on the Corporation's Conversion Date and, for greater certainty, no conversion by the Corporation of such Corporation Conversion Shares shall take place on the Corporation's Conversion Date. In the event that BPY does not deliver a BPY Corporation Conversion Call Notice prior to such five business day period, the Corporation shall convert the Corporation Conversion Shares on the Corporation's Conversion Date and in the manner otherwise contemplated in Section 4.1.

            For the purpose of completing a purchase of Series K Shares pursuant to the exercise of a Corporation Conversion Call Right, BPY shall deliver or cause to be delivered to the relevant Holder, at the address of the holder recorded in the register of the Corporation for the Series K Shares or by holding for pick-up by the holder at the head office of the Corporation, the principal transfer office of the transfer agent for the Series K Shares in the City of Toronto, or such other places in Canada as BPY may agree, the Common Shares representing the Corporation Conversion Consideration to which such holder is entitled. Such delivery of Common Shares on behalf of BPY shall be deemed to be payment of and shall satisfy and discharge all liability for the Corporation Conversion Consideration to the extent that the same is represented by such Common Shares, unless, to the extent that the Corporation is required to make cash payments in lieu of fractional Common Shares by cheque, such cheque is not paid on due presentation.

            On and after the close of business on the Corporation's Conversion Date, the holder of the Corporation Conversion Shares shall not be entitled to exercise any of the rights of a holder in respect thereof, other than the right to receive the Corporation Conversion Consideration unless upon presentation and surrender of certificates in accordance with the foregoing provisions, payment of the aggregate Corporation Conversion Consideration payable to such holder shall not be made, in which case the rights of such holder shall remain unaffected until such aggregate Corporation Conversion Consideration has been paid in the manner hereinbefore provided. On and after the close of business on the Corporation's Conversion Date, provided that presentation and surrender of certificates and payment of such aggregate Corporation Conversion Consideration has been made in accordance with the foregoing provisions, the holder of the Corporation Conversion Shares so purchased by BPY shall thereafter be treated for all purposes as having become the holder or holders of record of such Common Shares at such time."

3.
The following shall be added as a new Section 4.2.1 to the Series K Share Terms:

"4.2.1  BPY Shareholder Conversion Call Rights

            Notwithstanding the foregoing, but subject to Section 4.4, in the event that a Holder delivers a Holder's Conversion Notice pursuant to Section 4.2, BPY shall have the overriding right (a "Shareholder Conversion Call Right"), notwithstanding the proposed Holder's conversion of the Series K Shares pursuant to Section 4.2 hereof, to purchase from such holder on the Holder's Conversion Date all but not less than all of the Subject Shares to be converted into Common Shares (the "Shareholder Conversion Shares") on payment by BPY of an amount per share equal to that number of freely tradeable Common Shares determined (per Series K Share) by dividing $25.00, together with all accrued and unpaid Series K Dividends (for greater certainty excluding declared dividends with a record date prior to the Holder's Conversion Date) up to but excluding the Holder's Conversion Date by the greater of $2.00 and 95% of the Current Market Price, on the last business day prior to the Holder's Conversion Date (the "Holder Conversion Consideration") which shall be satisfied in full by BPY causing to be delivered to such holder the Common Shares representing the Holder Conversion Consideration. In the event of the exercise of a Shareholder Conversion Call Right, a holder of Series K Shares who has delivered a Holder's Conversion Notice shall be obligated to sell all the Shareholder Conversion Shares to BPY on the Holder's Conversion Date on payment by BPY of an amount per share equal to the Holder Conversion Consideration for each such share in the form of Common Shares.

            Upon receipt by the Corporation of a Holder's Conversion Notice the Corporation shall (a) immediately notify BPY thereof and (b) not less than 20 calendar days prior to the Holder's Conversion Date, provide the notice given to all Holders of Subject Shares pursuant to Section 4.4. specifying, among other things, the number of Shareholder Conversion Shares. In order to exercise its Shareholder Conversion Call Right, BPY must notify the Corporation in writing of its determination to do so (a "BPY Shareholder Conversion Call Notice") at least five business days prior to the Holder's Conversion Date. If BPY does not notify the Corporation prior to such five business day period, the Corporation shall notify the holder as soon as possible thereafter that BPY will not exercise the Shareholder Conversion Call Right. If BPY delivers a BPY Shareholder Conversion Call Notice prior to such five business day period and duly exercises its Shareholder Conversion Call Right in accordance with this Section 4.2.1, the obligation of the Corporation to convert the Shareholder Conversion Shares shall terminate and BPY shall purchase from such holder and such holder shall sell to BPY on the Holder's Conversion Date the Shareholder Conversion Shares for the Holder Conversion Consideration in the form of Common Shares. For greater certainty, BPY shall not purchase from the Holder any Subject Shares that are, pursuant to Section 4.4, to be redeemed by the Corporation or sold to another purchaser. Provided that the aggregate Holder Conversion Consideration in the form of Common Shares has been so deposited with the transfer agent for the Series K Shares as provided in this Section 4.2.1, the closing of the purchase and sale of the Shareholder Conversion Shares pursuant to the Shareholder Conversion Call Right shall be deemed to have occurred as at the close of business on the Holder's Conversion Date, and, for greater certainty, no conversion by the Corporation of such Shareholder Conversion Shares shall take place on the Holder's Conversion Date. In the event that BPY does not deliver a BPY Shareholder Conversion Call Notice prior to such five business day period, the Corporation shall convert the Shareholder Conversion Shares on the Holder's Conversion Date and in the manner otherwise contemplated in Section 4.2, as applicable.

            For the purpose of completing a purchase of Series K Shares pursuant to the exercise of a Shareholder Conversion Call Right, BPY shall deliver or cause to be delivered to the relevant holder, at the address of the holder recorded in the register of the Corporation for the Series K Shares or by holding for pick-up by the holder at the head office of the Corporation, the principal transfer office of the transfer agent for the Series K Shares in the City of Toronto, or such other places in Canada as BPY may agree, the Common Shares representing the Holder Conversion Consideration to which such holder is entitled. Such delivery of Common Shares on behalf of BPY shall be deemed to be payment of and shall satisfy and discharge all liability for the Holder Conversion Consideration to the extent that the same is represented by such Common Shares, unless, to the extent that the Corporation is required to make cash payments in lieu of fractional Common Shares by cheque, such cheque is not paid on due presentation.

            On and after the close of business on the Holder's Conversion Date, the holder of the Shareholder Conversion Shares shall not be entitled to exercise any of the rights of a holder in respect thereof, other than the right to receive the Holder Conversion Consideration unless upon presentation and surrender of certificates in accordance with the foregoing provisions, payment of the aggregate Holder Conversion Consideration payable to such holder shall not be made, in which case the rights of such holder shall remain unaffected until such aggregate Holder Conversion Consideration has been paid in the manner hereinbefore provided. On and after the close of business on the Holder's Conversion Date, provided that presentation and surrender of certificates and payment of such aggregate Holder Conversion Consideration has been made in accordance with the foregoing provisions, the holder of the Shareholder Conversion Shares so purchased by BPY shall thereafter be treated for all purposes as having become the holder or holders of record of such Common Shares at such time."

 APPENDIX E — INTERIM ORDER

Court File No. CV-14-10531-00CL

ONTARIO
SUPERIOR COURT OF JUSTICE
(COMMERCIAL LIST)

THE HONOURABLE	)	MONDAY, THE 5TH DAY
	)	
MR. JUSTICE D. BROWN	)	OF MAY, 2014

IN THE MATTER OF an application under section 192 of the *Canada Business Corporations Act*, R.S.C. 1985, c. C-44, as amended;

AND IN THE MATTER OF Rule 14.05(2) of the *Rules of Civil Procedure*

AND IN THE MATTER OF a proposed arrangement involving BROOKFIELD OFFICE PROPERTIES INC., its shareholders, BROOKFIELD PROPERTY PARTNERS L.P., BROOKFIELD OFFICE PROPERTIES EXCHANGE LP, and BROOKFIELD PROPERTY SPLIT CORP.

BROOKFIELD OFFICE PROPERTIES INC.

Applicant / Moving Party

INTERIM ORDER

THIS MOTION made by the Applicant, Brookfield Office Properties Inc. ("BPO"), for an interim order for advice and directions pursuant to section 192 of the *Canada Business Corporations Act*, R.S.C. 1985, c. C-44, as amended, (the "CBCA") was heard this day at 330 University Avenue, Toronto, Ontario.

ON READING the Notice of Motion, the Notice of Application issued on April 29, 2014, the Affidavit of Michelle Campbell sworn April 29, 2014, (the "Campbell Affidavit"), including the Plan of Arrangement, which is attached as Appendix D to the

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draft management proxy circular of BPO (the "Circular"), which is attached as Exhibit "A" to the Campbell Affidavit, the Affidavit of Michelle Campbell sworn May 2, 2014, and on hearing the submissions of counsel for BPO and counsel for Brookfield Property Partners L.P. ("BPY"), Brookfield Office Properties Exchange LP ("Exchange LP") and Brookfield Property Split Corp ("BOP Split", and, together with BPY and Exchange LP, the "Purchasers") and on being advised that the Director appointed under the CBCA (the "Director") does not consider it necessary to appear.

Definitions

1. **THIS COURT ORDERS** that all definitions used in this Interim Order shall have the meaning ascribed thereto in the Circular or otherwise as specifically defined herein.

The Meeting

2. **THIS COURT ORDERS** that BPO is permitted to call, hold and conduct an annual and special meeting (the "Meeting") of the holders of voting common shares, voting preferred shares (being the Class A Preference Shares, Series A and B) (collectively, the "Voting Shareholders") and the holders of Class AAA preferred shares, series G, H, J and K (the "BPO Convertible Preferred Shares") in the capital of BPO to be held at Brookfield Place, 250 Vesey Street in the 3rd Floor Conference Center, New York, New York, USA on June 3, 2014 at 11:00 a.m. (New York time) in order for the Voting Shareholders and holders of BPO Convertible Preferred Shares to consider and, if determined advisable, pass resolutions authorizing, adopting and approving, with or without variation, the Arrangement and the Plan of Arrangement (collectively, the "Arrangement Resolution"), among others.

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3. **THIS COURT ORDERS** that the Meeting shall be called, held and conducted in accordance with the CBCA, the notice of meeting, which accompanies the Circular (the "Notice of Meeting"), and the articles and by-laws of BPO, subject to what may be provided hereafter and subject to further order of this Court.

4. **THIS COURT ORDERS** that the record date (the "Record Date") for determination of the shareholders entitled to notice of, and to vote at, the Meeting shall be the close of business on April 28, 2014 for the Voting Shareholders and May 6, 2014 for the holders of BPO Convertible Preferrred Shares.

5. **THIS COURT ORDERS** that the only persons entitled to attend or speak at the Meeting shall be:

(a) the Voting Shareholders and holders of BPO Convertible Preferred Shares or their respective proxyholders;

(b) the officers, directors, auditors and advisors of BPO;

(c) representatives and advisors of the Purchasers;

(d) the Director; and

(e) other persons who may receive the permission of the Chair of the Meeting.

6. **THIS COURT ORDERS** that BPO may transact such other business at the Meeting as is contemplated in the Circular, or as may otherwise be properly before the Meeting.

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Quorum

7. **THIS COURT ORDERS** that the Chair of the Meeting shall be determined by BPO and that the quorum at the Meeting shall be not less than two persons present in person at the opening of the Meeting who are entitled to vote at the Meeting or proxyholders.

Amendments to the Arrangement and Plan of Arrangement

8. **THIS COURT ORDERS** that BPO is authorized to make, subject to the terms of the Arrangement Agreement, and paragraph 9, below, such amendments, modifications or supplements to the Arrangement and the Plan of Arrangement as it may determine without any additional notice to the Voting Shareholders, or others entitled to receive notice under paragraphs 12 and 13 hereof and the Arrangement and Plan of Arrangement, as so amended, modified or supplemented shall be the Arrangement and Plan of Arrangement to be submitted to the Meeting and shall be the subject of the Arrangement Resolution. Amendments, modifications or supplements may be made following the Meeting, but shall be subject to review and, if appropriate, further direction by this Honourable Court at the hearing for the final approval of the Arrangement.

9. **THIS COURT ORDERS** that, if any amendments, modifications or supplements to the Arrangement or Plan of Arrangement as referred to in paragraph 8, above, would, if disclosed, reasonably be expected to affect decision to vote for or against the Arrangement Resolution, notice of such amendment, modification or supplement shall be distributed, subject to further order of this Honourable Court, by

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press release, newspaper advertisement, prepaid ordinary mail, or by the method most reasonably practicable in the circumstances, as BPO may determine.

Amendments to the Circular

10. **THIS COURT ORDERS** that BPO is authorized to make such amendments, revisions and/or supplements to the draft Circular as it may determine and the Circular, as so amended, revised and/or supplemental, shall be the Circular to be distributed in accordance with paragraphs 12 and 13.

Adjournments and Postponements

11. **THIS COURT ORDERS** that BPO, if it deems advisable and subject to the terms of the Arrangement Agreement, is specifically authorized to adjourn or postpone the Meeting on one or more occasions, without the necessity of first convening the Meeting or first obtaining any vote respecting the adjournment or postponement, and notice of any such adjournment or postponement shall be given by such method as BPO may determine is appropriate in the circumstances. This provision shall not limit the authority of the Chair of the Meeting in respect of adjournments and postponements.

Notice of Meeting

12. **THIS COURT ORDERS** that, in order to effect notice of the Meeting, BPO shall send the Circular (including the Notice of Application and this Interim Order), the Notice of Meeting, the form of proxy and the letter of transmittal, along with such amendments or additional documents as BPO may determine are necessary or desirable and are not inconsistent with the terms of this Interim Order (collectively, the "Meeting Materials"), to the following:

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(a) the registered Voting Shareholders and registered holders of BPO Convertible Preferred Shares at the close of business on the Record Date, at least twenty-one (21) days prior to the date of the Meeting, excluding the date of sending and the date of the Meeting, by one or more of the following methods:

(i) by pre-paid ordinary or first class mail at the addresses of the Voting Shareholders and registered holders of BPO Convertible Preferred Shares as they appear on the books and records of BPO, or its registrar and transfer agent, at the close of business on the Record Date and if no address is shown therein, then the last address of the person known to the Corporate Secretary of BPO;

(ii) by delivery, in person or by recognized courier service or inter-office mail, to the address specified in (i) above; or

(iii) by facsimile or electronic transmission to any Voting Shareholder and registered holders of BPO Convertible Preferred Shares, who is identified to the satisfaction of BPO, who requests such transmission in writing and, if required by BPO, who is prepared to pay the charges for such transmission;

(b) non-registered Voting Shareholders and non-registered holders of BPO Convertible Preferred Shares by providing sufficient copies of the Meeting Materials to intermediaries and registered nominees in a timely manner, in accordance with National Instrument 54-101 of the Canadian Securities Administrators; and

(c) the respective directors and auditors of BPO, and to the Director appointed under the CBCA, by delivery in person, by recognized courier service, by pre-paid ordinary or first class mail or, with the consent of the person, by facsimile or electronic transmission, at least twenty-one (21)

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days prior to the date of the Meeting, excluding the date of sending and the date of the Meeting;

and that compliance with this paragraph shall constitute sufficient notice of the Meeting.

13. **THIS COURT ORDERS** that, in the event that BPO elects to distribute the Meeting Materials, BPO is hereby directed to distribute the Circular (including the Notice of Application, and this Interim Order), and any other communications or documents determined by BPO to be necessary or desirable (collectively, the "Court Materials") to the holders of options or other outstanding share based compensation awards in the capital of BPO by any method permitted for notice as set forth in paragraphs 12(a) or 12(b), above, concurrently with the distribution described in paragraph 12 of this Interim Order. Distribution to such persons shall be to their addresses as they appear on the books and records of BPO or its registrar and transfer agent at the close of business on the Record Date.

14. **THIS COURT ORDERS** that accidental failure or omission by BPO to give notice of the meeting or to distribute the Meeting Materials or Court Materials to any person entitled by this Interim Order to receive notice, or any failure or omission to give such notice as a result of events beyond the reasonable control of BPO, or the non-receipt of such notice shall, subject to further order of this Honourable Court, not constitute a breach of this Interim Order nor shall it invalidate any resolution passed or proceedings taken at the Meeting. If any such failure or omission is brought to the attention of BPO, it shall use its best efforts to rectify it by the method and in the time most reasonably practicable in the circumstances.

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15. **THIS COURT ORDERS** that BPO is hereby authorized to make such amendments, revisions or supplements to the Meeting Materials and Court Materials, as BPO may determine in accordance with the terms of the Arrangement Agreement ("Additional Information"), and that notice of such Additional Information may, subject to paragraph 9, above, be distributed by press release, newspaper advertisement, pre-paid ordinary mail, or by the method most reasonably practicable in the circumstances, as BPO may determine.

16. **THIS COURT ORDERS** that distribution of the Meeting Materials and Court Materials pursuant to paragraphs 12 and 13 of this Interim Order shall constitute notice of the Meeting and good and sufficient service of the within Application upon the persons described in paragraphs 12 and 13 and that those persons are bound by any orders made on the within Application. Further, no other form of service of the Meeting Materials or the Court Materials or any portion thereof need be made, or notice given or other material served in respect of these proceedings and/or the Meeting to such persons or to any other persons, except to the extent required by paragraph 9, above.

Solicitation and Revocation of Proxies

17. **THIS COURT ORDERS** that BPO is authorized to use the letter of transmittal and proxies substantially in the form of the drafts accompanying the Circular, with such amendments and additional information as BPO may determine are necessary or desirable, subject to the terms of the Arrangement Agreement. BPO is authorized, at its expense, to solicit proxies, directly or through its officers, directors or employees, and through such agents or representatives as they may retain for that purpose, and by mail or such other forms of personal or electronic communication as it

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may determine. BPO may waive generally, in its discretion, the time limits set out in the Circular for the deposit or revocation of proxies, if BPO deems it advisable to do so.

18. **THIS COURT ORDERS** proxies may be revoked in accordance with section 148(4) of the CBCA (except as the procedures of that section are varied by this paragraph) provided that any instruments in writing delivered pursuant to s.148(4)(a)(i) of the CBCA: (a) may be deposited at the registered office of BPO or with the transfer agent of BPO as set out in the Circular; and (b) any such instruments must be received by BPO or its transfer agent not later than 5:00 p.m., New York time, on the business day immediately preceding the Meeting (or any adjournment or postponement thereof).

Voting

19. **THIS COURT ORDERS** that the only persons entitled to vote in person or by proxy on the Arrangement Resolution, or such other business as may be properly brought before the Meeting, shall be (i) the Voting Shareholders (those who hold voting common shares of BPO and voting preferred shares of BPO (being the Class A Preference Shares, Series A and B)) and (ii) holders of BPO Convertible Preferred Shares as of the close of business on the Record Date. Illegible votes, spoiled votes, defective votes and abstentions shall be deemed to be votes not cast. Proxies that are properly signed and dated but which do not contain voting instructions shall be voted in favour of the Arrangement Resolution.

20. **THIS COURT ORDERS** that votes shall be taken at the Meeting on the basis of one vote per common share, one vote per voting preferred share and one vote per BPO Convertible Preferred Share and that in order for the Plan of Arrangement to

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be implemented, subject to further Order of this Honourable Court, the Arrangement Resolution must be passed, with or without variation, at the Meeting by:

(a) an affirmative vote of at least two-thirds of the votes cast on the Arrangement Resolution by Voting Shareholders and holders of BPO Convertible Preferred Shares represented in person or by proxy at the Meeting (the "Standard Approval Threshold"), voting together as a single class; and

Such votes shall be sufficient to authorize BPO to do all such acts and things as may be necessary or desirable to give effect to the Arrangement and the Plan of Arrangement on a basis consistent with what is provided for in the Circular without the necessity of any further shareholder approval, subject only to final approval of the Arrangement by this Honourable Court.

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21. **THIS COURT ORDERS** that in respect of matters properly brought before the Meeting pertaining to items of business affecting BPO (other than in respect of the Arrangement Resolution), each Voting Shareholder is entitled to one vote for each voting common share held and one vote for each voting preferred share held.

Dissent Rights

22. **THIS COURT ORDERS** that each registered holder of voting common shares (each, a "Common Shareholder") shall be entitled to exercise Dissent Rights in connection with the Arrangement Resolution in accordance with section 190 of the CBCA (except as the procedures of that section are varied by this Interim Order and the Plan of Arrangement) provided that, notwithstanding subsection 190(5) of the CBCA, any Common Shareholder who wishes to dissent must, as a condition precedent thereto, provide written objection to the Arrangement Resolution to BPO in the form required by section 190 of the CBCA and the Arrangement Agreement, which written objection must be received by the Assistant Secretary of BPO (Michelle Campbell) at its office located at Brookfield Place Toronto, Suite 330, 181 Bay Street, Toronto, Ontario, M5J 2T3, on or prior to 5:00 p.m. (Eastern daylight time) on the day that is two (2) Business Days immediately preceding the date of the Meeting (as it may be adjourned or postponed from time to time), and must otherwise strictly comply with the requirements of the CBCA. For purposes of these proceedings, the "court" referred to in section 190 of the CBCA means this Honourable Court.

23. **THIS COURT ORDERS** that, notwithstanding section 190(3) of the CBCA, BOP Split, not BPO, shall be required to offer to pay fair value, as of the day prior to approval of the Arrangement Resolution, for voting common shares held by Common

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Shareholders who duly exercise Dissent Rights, and to pay the amount to which such Common Shareholders may be entitled pursuant to the terms of the Plan of Arrangement. In accordance with the Plan of Arrangement and the Circular, all references to the "corporation" in subsections 190(3) and 190(11) to 190(26), inclusive, of the CBCA (except for the second reference to the "corporation" in subsection 190(12) and the two references to the "corporation" in subsection 190(17)) shall be deemed to refer to "BOP Split" in place of the "corporation", and BOP Split shall have all of the rights, duties and obligations of the "corporation" under subsections 190(11) to 190(26), inclusive, of the CBCA.

24. **THIS COURT ORDERS** that any Common Shareholder who duly exercises such Dissent Rights set out in paragraph 22 above will be deemed to have transferred those BPO common shares or, in the event that the Common Shareholder is an intermediary, the number of BPO common shares held on behalf of the beneficial owner who wishes to exercise dissent rights (the "Dissenting BPO Common Shares"), to BOP Split free and clear of any liens, claims and encumbrances, as of the Effective Date, and if it:

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but in no case shall BPO or any other person be required to recognize such Common Shareholders as holders of voting common shares of BPO at or after the date upon which the Arrangement becomes effective and the names of such Common Shareholders shall be deleted from BPO's register of holders of voting common shares at that time.

Hearing of Application for Approval of the Arrangement

25. **THIS COURT ORDERS** that upon approval of the Plan of Arrangement at the Meeting in the manner set forth in this Interim Order, BPO may apply to this Honourable Court for final approval of the Arrangement.

26. **THIS COURT ORDERS** that distribution of the Notice of Application and the Interim Order in the Circular, when sent in accordance with paragraphs 12 and 13 shall constitute good and sufficient service of the Notice of Application and this Interim Order and no other form of service need be effected and no other material need be served unless a Notice of Appearance is served in accordance with paragraph 27.

27. **THIS COURT ORDERS** that any Notice of Appearance served in response to the Notice of Application shall be served on the solicitors for BPO as soon

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as reasonably practicable, and, in any event, no less than two business days before the hearing of this Application at the following address:

Attention: James Doris

Lawyers for BPO

- and to -

Torys LLP
3000 - 79 Wellington Street West
Toronto, ON M5K 1N2

Attention: Andrew Gray

Lawyers for the Purchasers

28. **THIS COURT ORDERS** that, subject to further order of this Honourable Court, the only persons entitled to appear and be heard at the hearing of the within application shall be:

(a) BPO;

(b) the Purchasers;

(c) the Director; and

(d) any person who has filed a Notice of Appearance herein in accordance with the Notice of Application, this Interim Order and the *Rules of Civil Procedure*.

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29. **THIS COURT ORDERS** that any materials to be filed by BPO in support of the within Application for final approval of the Arrangement may be filed up to one day prior to the hearing of the Application without further order of this Honourable Court.

30. **THIS COURT ORDERS** that in the event the within Application for final approval does not proceed on the date set forth in the Notice of Application, and is adjourned, only those persons who served and filed a Notice of Appearance in accordance with paragraph 27 shall be entitled to be given notice of the adjourned date.

Precedence

31. **THIS COURT ORDERS** that, to the extent of any inconsistency or discrepancy between this Interim Order and the terms of any instrument creating, governing or collateral to the voting common shares, the voting preferred shares, the non-voting preferred shares, the options or other outstanding share based compensation awards in the capital of BPO, or the articles or by-laws of BPO, this Interim Order shall govern.

Extra-Territorial Assistance

32. **THIS COURT** seeks and requests the aid and recognition of any court or any judicial, regulatory or administrative body in any province of Canada and any judicial, regulatory or administrative tribunal or other court constituted pursuant to the Parliament of Canada or the legislature of any province and any court or any judicial, regulatory or administrative body of the United States or other country to act in aid of and to assist this Honourable Court in carrying out the terms of this Interim Order.

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Variance

33. **THIS COURT ORDERS** that BPO shall be entitled to seek leave to vary this Interim Order upon such terms and upon the giving of such notice as this Honourable Court may direct.

ENTERED AT / INSCRIT À TORONTO
ON / BOOK NO:
LE / DANS LE REGISTRE NO.:

MAY 0 5 2014

IN THE MATTER OF a proposed arrangement involving Brookfield Office Properties Inc., its shareholders, Brookfield Property Partners L.P., Brookfield Office Properties Exchange LP, and Brookfield Property Split Corp.

BROOKFIELD OFFICE PROPERTIES INC. Applicant

Commercial List File No. CV-14-10531-00CL

Davies Ward Phillips & Vineberg LLP
40th Floor - 155 Wellington Street West
Toronto, ON M5V 3J7

James Doris (LSUC #33236P)
Tel: 416.367.6919
Fax: 416.863.0871

Lawyers for the Applicant,
Brookfield Office Properties Inc.

 APPENDIX F — NOTICE OF APPLICATION FOR FINAL ORDER

Commercial List File No. CV-14-10531-00CL

ONTARIO
SUPERIOR COURT OF JUSTICE
(COMMERCIAL LIST)

IN THE MATTER OF section 192 of the *Canada Business Corporations Act*, R.S.C. 1985, c. C-44, as amended

AND IN THE MATTER OF rules 14.05(2) and 14.05(3)(f) of the *Rules of Civil Procedure*

AND IN THE MATTER OF a proposed arrangement involving Brookfield Office Properties Inc., its shareholders, Brookfield Property Partners L.P., Brookfield Office Properties Exchange LP, and Brookfield Property Split Corp.

BROOKFIELD OFFICE PROPERTIES INC.

Applicant

NOTICE OF APPLICATION

TO: THE RESPONDENTS

A LEGAL PROCEEDING HAS BEEN COMMENCED BY THE APPLICANT. The claim made by the Applicant appears on the following pages.

THIS APPLICATION will come on for a hearing before a Judge presiding over the Commercial List at 330 University Avenue, Toronto on June 6, 2014 at 10:00 a.m. or as soon after that time as the matter can be heard.

IF YOU WISH TO OPPOSE THIS APPLICATION, to receive notice of any step in the Application, or to be served with any documents in the Application, you or an Ontario lawyer acting for you must forthwith prepare a Notice of Appearance in Form 38A prescribed by the *Rules of Civil Procedure*, serve it on the Applicant's lawyer and file it, with proof of service, in this court office, and you or your lawyer must appear at the hearing.

IF YOU WISH TO PRESENT AFFIDAVIT OR OTHER DOCUMENTARY EVIDENCE TO THE COURT OR TO EXAMINE OR CROSS-EXAMINE WITNESSES ON THE APPLICATION, you or your lawyer must, in addition to serving your Notice of Appearance, serve a copy of the evidence on the Applicant's lawyer and file it, with proof of service, in the court office where the Application is to be heard as soon as possible, but at least 2 days before the hearing.

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IF YOU FAIL TO APPEAR AT THE HEARING, JUDGMENT MAY BE GIVEN IN YOUR ABSENCE AND WITHOUT FURTHER NOTICE TO YOU. IF YOU WISH TO OPPOSE THIS APPLICATION BUT ARE UNABLE TO PAY LEGAL FEES, LEGAL AID MAY BE AVAILABLE TO YOU BY CONTACTING A LOCAL LEGAL AID OFFICE.

Date: April 29, 2014 Issued by: ______________________

Address of Court Office:

330 University Avenue, 7th Floor
Toronto, Ontario M5G 1R7

Giuseppe Dipietro
Registrar

AND TO: All directors of Brookfield Office Properties Inc.

AND TO: The auditors of Brookfield Office Properties Inc.

AND TO: The Director under the *Canada Business Corporations Act*
Corporations Canada
Industry Canada
9th Floor, Jean Edmonds Tower South
365 Laurier Avenue West
Ottawa, ON K1A 0C8

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APPLICATION

1. The Applicant, Brookfield Office Properties Inc. ("**BPO**"), makes application for:

(a) an interim Order (the "**Interim Order**"), without notice (except to the Director under the *Canada Business Corporations Act*, R.S.C. 1985, c. C-44, as amended (the "**CBCA**")), for advice and directions pursuant to section 192 of the CBCA;

(b) a final Order pursuant to section 192 of the CBCA approving the plan of arrangement (the "**Arrangement**") proposed by BPO substantially in the form described in the management proxy circular to be distributed to the shareholders of BPO, which circular is marked as Exhibit "A" to the Affidavit of Michelle Campbell sworn April 29, 2014, filed in this proceeding; and

(c) such further and other relief as this Honourable Court deems just.

2. The grounds for the Application are:

(b) the Arrangement is an "arrangement" under the meaning of subsection 192(1) of the CBCA;

(c) all statutory requirements of the CBCA have been fulfilled;

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(d) the proposed Arrangement is in the best interests of BPO, is fair and reasonable to the shareholders of BPO and other affected parties, and is put forward in good faith;

(e) it is not practicable for BPO to effect the result contemplated by the Arrangement under any other provision of the CBCA;

(f) BPO is not insolvent as defined in subsection 192(2) of the CBCA;

(g) the Application has a material connection to the Toronto Region;

(h) section 192 of the CBCA;

(i) rules 14.05 and 38 of the *Rules of Civil Procedure*; and

(j) such further and other grounds as counsel may advise and this Honourable Court may permit.

3. The following documentary evidence will be used at the hearing of the Application:

(a) the Interim Order and any other order(s) as may be granted by this Honourable Court;

(b) the Affidavit of Michelle Campbell, sworn April 29, 2014, and the exhibits attached thereto and other materials referred to therein;

(c) the supplementary Affidavit material, to be sworn, and the exhibits thereto and other materials referred to therein; and

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(d) such further and other materials as counsel may advise and this Honourable Court may permit.

April 29, 2014

Davies Ward Phillips & Vineberg LLP
40th Floor - 155 Wellington Street West
Toronto, ON M5V 3J7

James Doris (LSUC #33236P)
Tel: 416.367.6919
Fax: 416.863.0871

Lawyers for the Applicant,
Brookfield Office Properties Inc.

IN THE MATTER OF a proposed arrangement involving Brookfield Office Properties Inc., its shareholders, Brookfield Property Partners L.P., Brookfield Office Properties Exchange LP, and Brookfield Property Split Corp.

Brookfield Office Properties Inc. (Applicant)

Commercial List File No: CV-14-10531-00C

ONTARIO
SUPERIOR COURT OF JUSTICE (COMMERCIAL LIST)

Proceeding commenced at Toronto

NOTICE OF APPLICATION

Davies Ward Phillips & Vineberg LLP
40th Floor - 155 Wellington Street West
Toronto, ON M5V 3J7

James Doris (LSUC #33236P)
Tel: 416.367.6919
Fax: 416.863.0871

Lawyers for the Applicant,
Brookfield Office Properties Inc.

 APPENDIX G — SECTION 190 OF THE CBCA

        190.(1)    Right to dissent — Subject to sections 191 and 241, a holder of shares of any class of a corporation may dissent if the corporation is subject to an order under paragraph 192(4)(d) that affects the holder or if the corporation resolves to (a) amend its articles under section 173 or 174 to add, change or remove any provisions restricting or constraining the issue, transfer or ownership of shares of that class; (b) amend its articles under section 173 to add, change or remove any restriction on the business or businesses that the corporation may carry on; (c) amalgamate otherwise than under section 184; (d) be continued under section 188; (e) sell, lease or exchange all or substantially all its property under subsection 189(3); or (f) carry out a going-private transaction or a squeeze-out transaction.

        (2)           Further right — A holder of shares of any class or series of shares entitled to vote under section 176 may dissent if the corporation resolves to amend its articles in a manner described in that section.

        (2.1)        If one class of shares — The right to dissent described in subsection (2) applies even if there is only one class of shares.

        (3)           Payment for shares — In addition to any other right the shareholder may have, but subject to subsection (26), a shareholder who complies with this section is entitled, when the action approved by the resolution from which the shareholder dissents or an order made under subsection 192(4) becomes effective, to be paid by the corporation the fair value of the shares in respect of which the shareholder dissents, determined as of the close of business on the day before the resolution was adopted or the order was made.

        (4)           No partial dissent — A dissenting shareholder may only claim under this section with respect to all the shares of a class held on behalf of any one beneficial owner and registered in the name of the dissenting shareholder.

        (5)           Objection — A dissenting shareholder shall send to the corporation, at or before any meeting of shareholders at which a resolution referred to in subsection (1) or (2) is to be voted on, a written objection to the resolution, unless the corporation did not give notice to the shareholder of the purpose of the meeting and of their right to dissent.

        (6)           Notice of resolution — The corporation shall, within ten days after the shareholders adopt the resolution, send to each shareholder who has filed the objection referred to in subsection (5) notice that the resolution has been adopted, but such notice is not required to be sent to any shareholder who voted for the resolution or who has withdrawn their objection.

        (7)           Demand for payment — A dissenting shareholder shall, within twenty days after receiving a notice under subsection (6) or, if the shareholder does not receive such notice, within twenty days after learning that the resolution has been adopted, send to the corporation a written notice containing (a) the shareholder's name and address; (b) the number and class of shares in respect of which the shareholder dissents; and (c) a demand for payment of the fair value of such shares.

        (8)           Share certificate — A dissenting shareholder shall, within thirty days after sending a notice under subsection (7), send the certificates representing the shares in respect of which the shareholder dissents to the corporation or its transfer agent.

        (9)           Forfeiture — A dissenting shareholder who fails to comply with subsection (8) has no right to make a claim under this section.

        (10)         Endorsing certificate — A corporation or its transfer agent shall endorse on any share certificate received under subsection (8) a notice that the holder is a dissenting shareholder under this section and shall forthwith return the share certificates to the dissenting shareholder.

        (11)         Suspension of rights — On sending a notice under subsection (7), a dissenting shareholder ceases to have any rights as a shareholder other than to be paid the fair value of their shares as determined under this section except where (a) the shareholder withdraws that notice before the corporation makes an offer under subsection (12), (b) the corporation fails to make an offer in accordance with subsection (12) and the shareholder withdraws the notice, or (c) the directors revoke a resolution to amend the articles under subsection 173(2) or 174(5), terminate an amalgamation agreement under subsection 183(6) or an application for continuance under subsection 188(6), or abandon a sale, lease or exchange under subsection 189(9), in which case the shareholder's rights are reinstated as of the date the notice was sent.

        (12)         Offer to pay — A corporation shall, not later than seven days after the later of the day on which the action approved by the resolution is effective or the day the corporation received the notice referred to in subsection (7), send to each dissenting shareholder who has sent such notice (a) a written offer to pay for their shares in an amount considered by the directors of the corporation to be the fair value, accompanied by a statement showing how the fair value was determined; or (b) if subsection (26) applies, a notification that it is unable lawfully to pay dissenting shareholders for their shares.

        (13)         Same Terms — Every offer made under subsection (12) for shares of the same class or series shall be on the same terms.

        (14)         Payment — Subject to subsection (26), a corporation shall pay for the shares of a dissenting shareholder within ten days after an offer made under subsection (12) has been accepted, but any such offer lapses if the corporation does not receive an acceptance thereof within thirty days after the offer has been made.

        (15)         Corporation may apply to court — Where a corporation fails to make an offer under subsection (12), or if a dissenting shareholder fails to accept an offer, the corporation may, within fifty days after the action approved by the resolution is effective or within such further period as a court may allow, apply to a court to fix a fair value for the shares of any dissenting shareholder.

        (16)         Shareholder application to court — If a corporation fails to apply to a court under subsection (15), a dissenting shareholder may apply to a court for the same purpose within a further period of twenty days or within such further period as a court may allow.

        (17)         Venue — An application under subsection (15) or (16) shall be made to a court having jurisdiction in the place where the corporation has its registered office or in the province where the dissenting shareholder resides if the corporation carries on business in that province

        (18)         No security for costs — A dissenting shareholder is not required to give security for costs in an application made under subsection (15) or (16).

        (19)         Parties — On an application to a court under subsection (15) or (16), (a) all dissenting shareholders whose shares have not been purchased by the corporation shall be joined as parties and are bound by the decision of the court; and (b) the corporation shall notify each affected dissenting shareholder of the date, place and consequences of the application and of their right to appear and be heard in person or by counsel.

        (20)         Power of court — On an application to a court under subsection (15) or (16), the court may determine whether any other person is a dissenting shareholder who should be joined as a party, and the court shall then fix a fair value for the shares of all dissenting shareholders.

        (21)         Appraisers — A court may in its discretion appoint one or more appraisers to assist the court to fix a fair value for the shares of the dissenting shareholders.

        (22)         Final Order — The final order of a court shall be rendered against the corporation in favour of each dissenting shareholder and for the amount of the shares as fixed by the court.

        (23)         Interest — A court may in its discretion allow a reasonable rate of interest on the amount payable to each dissenting shareholder from the date the action approved by the resolution is effective until the date of payment.

        (24)         Notice that subsection (26) applies — If subsection (26) applies, the corporation shall, within ten days after the pronouncement of an order under subsection (22), notify each dissenting shareholder that it is unable lawfully to pay dissenting shareholders for their shares.

        (25)         Effect where subsection (26) applies — If subsection (26) applies, a dissenting shareholder, by written notice delivered to the corporation within thirty days after receiving a notice under subsection (24), may (a) withdraw their notice of dissent, in which case the corporation is deemed to consent to the withdrawal and the shareholder is reinstated to their full rights as a shareholder; or (b) retain a status as a claimant against the corporation, to be paid as soon as the corporation is lawfully able to do so or, in a liquidation, to be ranked subordinate to the rights of creditors of the corporation but in priority to its shareholders.

        (26)         Limitation — A corporation shall not make a payment to a dissenting shareholder under this section if there are reasonable grounds for believing that (a) the corporation is or would after the payment be unable to pay its liabilities as they become due; or (b) the realizable value of the corporation's assets would thereby be less than the aggregate of its liabilities.

 APPENDIX H — PRO FORMA INFORMATION

BROOKFIELD PROPERTY PARTNERS L.P.

Unaudited pro forma consolidated financial statements

        The following unaudited pro forma consolidated financial statements of Brookfield Property Partners L.P. (the "partnership") adjust the partnership's consolidated balance sheet as at December 31, 2013 and consolidated statement of income for the year ended December 31, 2013 principally to give effect to the acquisition of all of the outstanding common shares of Brookfield Office Properties Inc. ("BPO"), including the common shares of BPO that were issued and outstanding after the date of the offer to purchase and prior to the expiry time of the offer, upon the exercise of options or any other rights to acquire common shares of BPO (such options or rights, the "Other Securities") not then owned by the partnership; and the related capital and financing structure to effect the acquisition. The pro forma statement of income also reflects adjustments to give effect to contractual arrangements established upon the acquisition of Brookfield Asset Management Inc.'s ("Brookfield") commercial property operations (the "Business") on April 15, 2013 (see below) by the partnership on a basis consistent with the presentation subsequent to the effective date of the acquisition of the Business by the partnership.

        These pro forma adjustments are made as if such transactions occurred as of December 31, 2013 in the case of the unaudited pro forma consolidated balance sheet, or as of January 1, 2013 in the case of the unaudited pro forma consolidated statement of income.

        On April 15, 2013, Brookfield effected a reorganization (the "reorganization") so that an interest in the Business, including office, retail, multi-family, industrial, and other assets, located in North America, Australia, Brazil and Europe, that has historically been owned and operated, both directly and through its operating entities, by Brookfield, was acquired by holding entities owned by Brookfield Property L.P. (the "operating partnership"), a subsidiary of the partnership. Accordingly, on April 15, 2013, Brookfield transferred a portion of the limited partnership interests it held in the partnership to holders of its Class A limited voting shares and Class B limited voting shares through a special dividend (the "spin-off"). At the time of spin-off, the partnership's sole direct investment was in an interest in the Business through interests in the operating partnership. The partnership is the managing general partner of the operating partnership and controls the strategic financial and operating policy decisions of the operating partnership and benefits from the operating partnership's activities through its ownership of the outstanding managing general partner units of the operating partnership. Through August 8, 2013, wholly-owned subsidiaries of Brookfield served as the general partner for the partnership and subsequent thereto, the management of the partnership was internalized. The effect of these transactions is included in the actual financial position as at December 31, 2013 and the results of operations for the year ended December 31, 2013 (effective April, 15, 2013) of the partnership. As disclosed in Note 2(b) of the partnership's audited consolidated financial statements for the year ended December 31, 2013, the spin-off was accounted for as a continuity of interests.

        On February 11, 2014, the partnership and its indirect subsidiaries, Brookfield Office Properties Exchange LP ("Exchange LP") and Brookfield Property Split Corp. ("BOP Split" and collectively with the partnership and Exchange LP, the "Purchasers"), commenced an offer to acquire BPO through a tender offer for the common shares of BPO that they did not then own. Under the offer, each holder of BPO common shares was able to elect to receive, for each BPO common share tendered by such shareholder, one limited partnership unit of the partnership or one exchangeable limited partnership unit of Exchange LP, or $20.34 in cash, subject in each case to pro-ration based on a maximum of 186,230,125 BPY limited partnership units and a maximum cash consideration of $1,865,692,297.

        On March 20, 2014, the partnership announced that the Purchasers took up 195,880,947 BPO common shares tendered pursuant to the offer and extended the expiration of the offer to March 31, 2014. The BPO common shares taken up represented 70.48% of the BPO common shares held by BPO common shareholders not owned by the partnership and increased the partnership's total ownership of BPO common shares to 445,243,508, representing 84.44% of the issued and outstanding BPO common shares (on a fully-diluted basis).

        On April 1, 2014, the partnership announced that the Purchasers took up 24,149,997 additional BPO common shares tendered pursuant to the offer. The BPO common shares taken up increased the partnership's total ownership of BPO common shares to 469,393,505, representing 89.02% of the issued and outstanding BPO common shares (on a fully-diluted basis).

        On April 24, 2014, the partnership announced that the Purchasers entered into the arrangement agreement (together with the related restructuring steps and capital financing, the "arrangement"), pursuant to which they would pursue a second stage transaction with BPO to acquire the remaining BPO common shares, under which BPO shareholders will be offered the same consideration as was offered under the offer, subject to pro-ration.

        In addition, pursuant to the arrangement, preference shares of BPO will be affected as follows:

  i.
  Holders of outstanding Class AAA preference shares Series G, Series H, Series J, and Series K of BPO may exchange their shares for Class A, senior preferred shares Series 1, Series 2, Series 3 and Series 4, respectively, of BOP Split, subject to minimum listing requirements and a maximum of 1,000,000 Class A senior preferred shares of BOP Split issued per series.

  ii.
  Holders who do not exchange such BPO preference shares will continue to hold such preference shares and the share conditions of such shares will be modified in order to provide for such preference shares to be exchangeable into limited partnership units of the partnership rather than common shares of BPO.

  iii.
  All voting preferred shares of BPO, other than those held by the Purchasers or their subsidiaries, will be redeemed by BPO.

        All other BPO preferred shares and senior notes will not be affected by the arrangement and will continue to be listed on the Toronto Stock Exchange, as applicable.

        Immediately following the arrangement, options and other share based compensation awards outstanding at BPO will be redeemed for cash and/or converted into the following interests in the partnership as follows:

  i.
  Vested in the money options will be redeemed for a cash payment equal to the in the money value (i.e., the value of the consideration determined using the price of the partnership's limited partnership units at the time of the exchange plus the cash amount, assuming full pro-ration, less the applicable strike price of the option).

  ii.
  Unvested in the money options will be exchanged for unvested options of the partnership on a basis that preserves the in the money value at the time of the exchange with the options of the partnership having expiry dates and vesting terms consistent with the unvested options to be exchanged.

  iii.
  Each outstanding out of the money option (whether vested or unvested) will be exchanged for an option of the partnership with a strike price equal to the value of a limited partnership unit of the partnership at the time of the exchange and expiry dates and vesting terms consistent with the options to be exchanged.

  iv.
  Deferred share units awarded under such plans for the employees, officers and directors of BPO and BPO restricted shares will be exchanged for awards in respect of the partnership such that the fair market value is the same immediately before and after such exchange and other terms and conditions will be substantially the same before and after such exchange. Consequently, the pro forma consolidated financial statements do not reflect an adjustment for such units.

        These pro forma consolidated financial statements assume that all options outstanding at BPO would be exercised prior to the completion of the arrangement.

        In addition, holders of options may receive an additional award of options of the partnership with a strike price equal to the value of a limited partnership unit of the partnership at the time of award and subject to vesting terms, in order to enable them to participate in the future appreciation of units of the partnership. However, the pro forma financial statements at December 31, 2013 and for the year then ended assume no such options were yet outstanding.

        The unaudited pro forma financial statements reflect adjustments for (i) the reorganization, the spin-off, and resulting tax effects and (ii) the acquisition of all the outstanding common shares of BPO as follows:

  i.
  Reorganization, spin-off and related effects for the acquisition of the Business:

  •
  The following pro forma adjustments to the pro forma statement of income have been made to present the results of operations for the period prior to the acquisition of the Business (January 1, 2013 to April 14, 2013) on a basis consistent with the presentation subsequent to the acquisition on

      April 15, 2013. The adjustments reflect the impact of the reorganization, spin-off and acquisition of the Business as follows:

    •
    Pro forma impact on the consolidated statement of income of reflecting the ownership of interests in Brookfield's Australian properties through participating loan notes for the periods prior to April 15, 2013.

    •
    Pro forma impact on the consolidated statement of income of the issuance of $1.25 billion of Capital Securities to Brookfield as partial consideration for the Business acquired by the partnership for the periods prior to April 15, 2013.

    •
    Pro forma impact on the consolidated statement of income of the issuance of $25 million of Preferred Shares by certain holding entities for the periods prior to April 15, 2013.

    •
    Pro forma impact on the consolidated statement of income of the reorganization of the legal structure through which the Business is held, including the issuance of certain inter-company debt between the operating partnership and the holding entities, resulting in changes in the effective tax rate and the tax basis of certain investments for the periods prior to April 15, 2013.

    •
    Pro forma impact on the consolidated statement of income of the annual Management Fees of $50 million paid by the partnership to Brookfield pursuant to a Master Services Agreement for the periods prior to April 15, 2013.

  ii.
  Acquisition of all the common shares of BPO not already owned by the partnership:

  •
  Purchase of all outstanding common shares of BPO that are not already owned by the partnership, including the common shares of BPO that were issued and outstanding after the date of the offer to purchase and prior to the expiry time of the offer upon the exercise of Other Securities. Under the offer, each BPO shareholder was able to receive, for each BPO common share tendered by such shareholder, one limited partnership unit of the partnership or one exchangeable limited partnership unit of Exchange LP, or $20.34 in cash, subject in each case to pro-ration based on a maximum of 186,230,125 BPY limited partnership units and a maximum cash consideration of $1,865,692,297.

  •
  The entering into of new unsecured term credit facilities of up to $2.5 billion, consisting of a $1.5 billion facility to fund the acquisition and a $1 billion revolving facility to replace the existing revolving facilities of the partnership. The partnership can also draw from the revolving facility to fund the acquisition. In total, the partnership expects to draw $1,760 million under the new credit facilities to fund the acquisition, net of a repayment of $106 million from the proceeds from the exercise of BPO options discussed below.

  •
  The exercise of all approximately 19.7 million outstanding options to purchase shares of BPO at an average price of $15.64 per share prior to the completion of the arrangement, generating $308 million of cash; accordingly, the partnership would use $106 million of this cash to pay down the acquisition facility, and use the remaining $202 million to repurchase approximately 10.6 million outstanding limited partnership units.

  •
  Exchange of the outstanding BPO Class AAA preference shares Series G, Series H, Series J, and Series K for Class A, senior preferred shares Series 1, Series 2, Series 3 or Series 4, respectively, of BOP Split, subject to minimum listing requirements and a maximum of 1,000,000 Class A senior preferred shares of BOP Split issued per series.

  •
  The resulting equity enhancement fee of $14 million payable to Brookfield.

        The unaudited pro forma consolidated financial statements have been prepared based upon currently available information and assumptions deemed appropriate by management and are for informational purposes only and should be read in conjunction with the partnership's financial statements and related disclosures. The preparation of these unaudited pro forma financial statements requires management to make estimates and assumptions deemed appropriate. The unaudited pro forma financial statements are not intended to represent, or be indicative of, the actual financial position and results of operations that would have occurred if the transactions described above had been effected on the dates indicated, nor are they indicative of the partnership's future results.

        The accounting for certain of the above transactions will require the determination of pro forma adjustments to give effect to the transactions on the dates indicated. The pro forma adjustments are preliminary and have been made solely for the purpose of providing unaudited pro forma financial information. Differences between these preliminary estimates and the final accounting for these transactions may occur and these differences could have a material impact on the accompanying unaudited pro forma financial statements.

        All financial data in these unaudited pro forma financial statements is presented in millions of U.S. dollars and has been prepared on a basis consistent with International Financial Reporting Standards as issued by the International Accounting Standards Board ("IFRS").

BROOKFIELD PROPERTY PARTNERS L.P.

UNAUDITED PRO FORMA CONSOLIDATED BALANCE SHEET

As at December 31, 2013

		Pro Forma Adjustments
(US$ Millions)	Brookfield Property Partners L.P.	BPO Inclusion 4 (b)	Pro Forma Brookfield Property Partners L.P.
Assets
Non-current assets
Investment properties	$34,153	$—	$34,153
Equity accounted investments	9,281	—	9,281
Participating loan notes interests	747	—	747
Other non-current assets	5,234	—	5,234
Loans and notes receivable	20	—	20

	49,435	—	49,435

Current assets
Loans and notes receivable	608	—	608
Accounts receivable and other	1,035	—	1,035
Cash and cash equivalents	1,368	—	1,368

	3,011	—	3,011

Total assets	$52,446	$—	$52,446

Liabilities
Non-current liabilities
Debt	$16,520	$1,760	$18,280
Capital securities	2,181	—	2,181
Other non-current liabilities	250	—	250
Deferred tax liability	1,532	—	1,532

	20,483	1,760	22,243

Current liabilities
Property debt	5,120	—	5,120
Capital securities	188	—	188
Accounts payable and other liabilities	1,665	—	1,665

	6,973	—	6,973

Total liabilities	27,456	1,760	29,216

Equity
Limited partners	2,528	3,721	6,249
General partner	4	—	4
Non-controlling interests attributable to:
Redeemable/exchangeable and special limited partner units of the operating partnership held by Brookfield Asset Management Inc.	11,092	—	11,092
Interests of others in consolidated subsidiaries	11,366	(5,481)	5,885

Total equity	24,990	(1,760)	23,230

Total liabilities and equity	$52,446	$—	$52,446

See accompanying notes to the unaudited pro forma financial statements

BROOKFIELD PROPERTY PARTNERS L.P.

UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF INCOME

For the year ended December 31, 2013

		Pro Forma Adjustments
(US$ Millions, except per unit amounts)	Brookfield Property Partners L.P.	Reorganization and Spin-off Adjustments 4 (a)	Adjusted Brookfield Property Partners L.P. prior to BPO Acquisition	BPO Inclusion 4 (b)	Equity Enhancement 4 (c)	Total Acquisition of BPO	Pro Forma Brookfield Property Partners L.P.
Commercial property revenue	$2,910	$(19)	$2,891	$—	$—	$—	$2,891
Hospitality revenue	1,168	—	1,168	—	—	—	1,168
Investment and other revenue	209	13	222	—	—	—	222

Total revenue	4,287	(6)	4,281	—	—	—	4,281
Direct commercial property expense	1,204	(5)	1,199	—	—	—	1,199
Direct hospitality expense	1,081	—	1,081	—	—	—	1,081
Interest expense	1,088	12	1,100	44	—	44	1,144
Administration and other expense	355	15	370	—	14	14	384

Total expenses	3,728	22	3,750	44	14	58	3,808
Fair value gains, net	870	2	872	—	—	—	872
Share of income from equity accounted investments	835	(11)	824	—	—	—	824

Income before income taxes	2,264	(37)	2,227	(44)	(14)	(58)	2,169
Income tax expense	(501)	125	(376)	11	—	11	(365)

Net income	$1,763	$88	$1,851	$(33)	$(14)	$(47)	$1,804

Net income attributable to:
Limited partnership	$118	$55	$173	$400	$(5)	$395	$568
General partner	—	—	—	—	—	—	—
Brookfield Asset Management Inc.	232	(232)	—	—	—	—	—
Non-controlling interests:
Redeemable/exchangeable and special limited partner units of the operating partnership held by Brookfield Asset Management Inc.	557	265	822	80	(9)	71	893
Interests of others in consolidated subsidiaries	856	—	856	(513)	—	(513)	343

Net income	$1,763	$88	$1,851	$(33)	$(14)	$(47)	$1,804

Weighted average number of units — basic							260 million (d)
Basic earnings per unit							$2.19
Weighted average number of units — diluted							293 million (e)
Diluted earnings per unit							$2.04

See accompanying notes to the unaudited pro forma financial statements

BROOKFIELD PROPERTY PARTNERS L.P.

NOTES TO THE UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

1.     NATURE AND DESCRIPTION OF THE LIMITED PARTNERSHIP

  Brookfield Property Partners L.P. (the "partnership") was established on January 3, 2013 by Brookfield Asset Management Inc. ("Brookfield" or the "parent company") as the primary entity through which it and its affiliates will own and operate commercial property on a global basis.

  The partnership's sole direct investment is a managing general partnership unit interest in Brookfield Property L.P. (the "operating partnership"), which holds the partnership's interest in the commercial property operations. Prior to August 8, 2013, the partnership's interest in the operating partnership was comprised solely of a limited partnership interest in class A limited partnership units (the "Class A LP Units") of the operating partnership.

  The partnership was formed as a limited partnership established under the laws of Bermuda, pursuant to a limited partnership agreement dated January 3, 2013, as amended and restated on August 8, 2013. The partnership is a subsidiary of Brookfield. The partnership's limited partnership units are listed on the New York Stock Exchange and the Toronto Stock Exchange under the symbols "BPY" and "BPY.UN", respectively.

  The registered head office of the partnership is 73 Front Street, 5th Floor, Hamilton HM 12, Bermuda.

2.     BASIS OF PRESENTATION

  The partnership's unaudited pro forma consolidated balance sheet as at December 31, 2013 and unaudited pro forma consolidated statement of income for the year ended December 31, 2013 have been prepared assuming:

  •
  The impact of the reorganization, spin-off and related effects for the acquisition of the commercial property operations (the "Business") of Brookfield by the partnership to give effect to such transactions on a consistent basis of presentation under the continuity of interests basis for the periods presented prior to the effective date of the acquisition of the Business and related transactions on April 15, 2013, on the pro forma consolidated statement of income.

  •
  The acquisition of all of the outstanding common shares of Brookfield Office Properties Inc. ("BPO") not currently owned by the partnership and related capital and financing structure to effect the acquisition.

  •
  The exercise of all approximately 19.7 million outstanding options to purchase shares of BPO at an average price of $15.64 per share, generating $308 million of cash; accordingly, the partnership would use $106 million of this cash to pay down the acquisition facility, and use the remaining $202 million to repurchase approximately 10.6 million outstanding limited partnership units.

  •
  Exchange of the outstanding BPO Class AAA preference shares Series G, Series H, Series J, and Series K for Class A, senior preferred shares Series 1, Series 2, Series 3 and Series 4, respectively, of Brookfield Property Split Corp. ("BOP Split"), subject to minimum listing requirements and a maximum of 1,000,000 Class A senior preferred shares of BOP Split issued per series.

  •
  The resulting equity enhancement fee of $14 million payable to Brookfield.

  These unaudited pro forma consolidated financial statements assume the above transactions occurred as of December 31, 2013, in the case of the unaudited pro forma consolidated balance sheet, and as of January 1, 2013, in the case of the unaudited pro forma consolidated statement of income, and with respect to the acquisition of the Business, the pro forma adjustments are made to the extent not already included in the partnership's actual reported consolidated statement of income for the year ended December 31, 2013.

  The partnership's unaudited pro forma consolidated financial statements have been prepared using the consolidated financial statements of the partnership for the year ended December 31, 2013, incorporated by reference into this proxy circular.

  The unaudited pro forma consolidated financial statements have been prepared based upon currently available information and assumptions deemed appropriate by management and are for informational purposes only and should be read in conjunction with the partnership's financial statements and related disclosures. The preparation of these unaudited pro forma consolidated financial statements requires management to make estimates and assumptions deemed appropriate. The unaudited pro forma consolidated financial statements are not intended to represent, or be indicative of, the actual financial position and results of operations that would have occurred if the transactions described below had been effected on the dates indicated, nor are they indicative of the partnership's future results.

3.     SIGNIFICANT ACCOUNTING POLICIES

  The partnership presents its financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board ("IFRS"). The accounting policies used in the preparation of the partnership's unaudited pro forma consolidated financial statements are those that are set out in the partnership's consolidated financial statements for the year ended December 31, 2013, incorporated by reference into this proxy circular. Accounting policies applied in accounting for the impacts of the acquisition of the common shares of BPO and the reorganization and spin-off transactions in the unaudited pro forma financial statements are summarized herein.

BROOKFIELD PROPERTY PARTNERS L.P.

NOTES TO THE UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS (Continued)

4.     PRO FORMA ADJUSTMENTS

  This note should be read in conjunction with Note 2 to the unaudited pro forma consolidated financial statements, Basis of Presentation. The unaudited pro forma consolidated financial statements adjust the partnership's consolidated financial statements to give effect to the acquisition of all of the outstanding common shares of BPO not currently owned by the partnership and the related capital and financing structure to effect the acquisition (see Note 4(b) below). Certain other pro forma adjustments are also included to reflect the acquisition of the Business by the partnership and related transactions using a consistent basis of presentation for the periods prior to the effective date of the acquisition of the Business and related transactions on April 15, 2013 (see Note 4(a) below):

  (a)
  Spin-off and related effects for the acquisition of the Business

    On April 15, 2013, Brookfield effected a reorganization (the "reorganization") so that an interest in the Business, including office, retail, multi-family, industrial and other assets, located in North America, Australia, Brazil and Europe, that has historically been owned and operated, both directly and through its operating entities, by Brookfield, was acquired by holding entities owned by Brookfield Property L.P. (the "operating partnership"). Accordingly, on April 15, 2013, Brookfield transferred a portion of the limited partnership interests it held in the partnership to holders of its Class A limited voting shares and Class B limited voting shares through a special dividend (the "spin-off"). As disclosed in Note 2(b) of the partnership's audited consolidated financial statements for the year ended December 31, 2013, the spin-off was accounted for as a continuity of interests.

    •
    The following pro forma adjustments to the pro forma statement of income have been made to present the results of operations for the period prior to the acquisition of the Business (January 1, 2013 to April 14, 2013) on a basis consistent with the presentation subsequent to the acquisition on April 15, 2013. The adjustments reflect the impact of the reorganization, spin-off and acquisition of the Business as follows:

    i.
    Pro forma impact on the consolidated statement of income reflecting the ownership of interests in Brookfield's Australian properties through participating loan notes for the periods prior to April 15, 2013.

    ii.
    Pro forma impact on the consolidated statement of income of the issuance of $1.25 billion of Capital Securities to Brookfield as partial consideration for the Business acquired by the partnership for the periods prior to April 15, 2013. The related dividends have been adjusted to include the pro forma effect on interest expense in the amount of $22 million for the period from January 1, 2013 to April 15, 2013.

    iii.
    Pro forma impact on the consolidated statement of income of the issuance of $25 million Preferred Shares by certain holding entities for the periods prior to April 15, 2013. The unaudited pro forma consolidated statement of income for the year ended December 31, 2013 has been adjusted for the pro forma effect of the interest expense from these Preferred Shares in the amount of $0.3 million for the period from January 1, 2013 to April 15, 2013.

    iv.
    Pro forma impact on the consolidated statement of income of the reorganization of the legal structure through which the Business is held, including the issuance of certain inter-company debt between the operating partnership and the holding entities, resulting in changes in the effective tax rate and the tax basis of certain investments for the periods prior to April 15, 2013. The unaudited pro forma consolidated statement of income for the year ended December 31, 2013 adjusts net income attributable to limited partnership units, Brookfield and non-controlling interests attributable to redeemable/exchangeable and special limited partner units of the operating partnership held by Brookfield Asset Management Inc. by $55 million, $320 million and $265 million, respectively for the allocation of net income based on the partnership equity issued as at December 31, 2013. The aggregate impact of the reorganization on income tax expense in the pro forma consolidated statement of income, giving effect to certain elements of the reorganization that were completed in the first quarter of 2013 as though they occurred on January 1, 2013, is a decrease of $122 million for the year ended December 31, 2013.

    v.
    Pro forma impact on the consolidated statement of income of the annual Management Fee of $50 million paid by the partnership to Brookfield pursuant to a Master Services Agreement for the periods prior to April 15, 2013. The pro forma consolidated statement of income reflects a pro forma charge of $15 million for the period January 1, 2013 to April 15, 2013 with the associated tax effects of $3 million representing an estimate of the management fee that would have been paid by the partnership to a subsidiary of Brookfield during the period if the spin-off were completed on January 1, 2013.

  (b)
  Acquisition of the common shares of BPO

    On February 11, 2014, the partnership, together with its indirect subsidiaries BOP Split and Brookfield Office Properties Exchange LP ("Exchange LP", and collectively with the partnership and BOP Split, the "Purchasers") commenced an offer to acquire BPO through a tender offer for the common shares of BPO that they did not then own. Under the offer, each holder of BPO common shares was able to elect to receive, for each BPO common share tendered by such shareholder, one limited partnership unit of the partnership or one exchangeable limited partnership unit of Exchange LP, or $20.34 in cash, subject in each

BROOKFIELD PROPERTY PARTNERS L.P.

NOTES TO THE UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS (Continued)

4.     PRO FORMA ADJUSTMENTS (Continued)

    case to pro-ration based on a maximum of 186,230,125 BPY limited partnership units and a maximum cash consideration of $1,866 million.

    On March 20, 2014, the partnership announced that the Purchasers took up 195,880,947 BPO common shares tendered pursuant to the offer and extended the expiration of the offer to March 31, 2014. This was completed through the issuance of $1,315 million of debt by the partnership through a credit facility to finance the cash portion and the issuance of 131,235,397 limited partnership units of the partnership and exchangeable limited partnership units of Exchange LP. The BPO common shares taken up represented 70.48% of the BPO common shares held by BPO common shareholders not owned by the partnership and increased the partnership's total ownership of BPO Common Shares to 445,243,508, representing 84.44% of the issued and outstanding BPO common shares (on a fully-diluted basis).

    On April 1, 2014, the partnership announced that the Purchasers took up 24,149,997 additional BPO common shares tendered pursuant to the offer, through the issuance of $162 million of debt through a credit facility to finance the cash portion and the issuance of 16,179,902 limited partnership units of the partnership and exchangeable limited partnership units of Exchange LP. The BPO common shares taken up increased the partnership's total ownership of BPO common shares to 469,393,505, representing 89.02% of the issued and outstanding BPO common shares (on a fully-diluted basis).

    On April 24, 2014, the partnership announced that the Purchasers entered into the arrangement agreement, pursuant to which they would pursue a second stage transaction with BPO to acquire the remaining BPO common shares, under which BPO shareholders will be offered the same consideration as was offered under the offer, subject to pro-ration.

    In addition, pursuant to the arrangement, preference shares of BPO will be affected as follows:

    i.
    Holders of outstanding Class AAA preference shares Series G, Series H, Series J, and Series K of BPO may exchange their shares for Class A, senior preferred shares Series 1, Series 2, Series 3 and Series 4, respectively, of BOP Split, subject to minimum listing requirements and a maximum of 1,000,000 Class A senior preferred shares of BOP Split issued per series.

    ii.
    Holders who do not exchange such BPO preference shares will continue to hold such preference shares and the share conditions of such shares will be modified in order to provide for such preference shares to be exchangeable into limited partnership units of the partnership rather than common shares of BPO.

    iii.
    All voting preferred shares of BPO, other than those held by the Purchasers or their subsidiaries, will be redeemed by BPO. The redemption of these shares does not have a significant impact on the pro forma financial statements.

    All other BPO preferred shares and senior notes will not be affected by the arrangement and will continue to be listed on the Toronto Stock Exchange, as applicable.

    Immediately following the arrangement, options and other share based compensation awards outstanding at BPO will be redeemed for cash and/or converted into the following interests in the partnership:

    i.
    Vested in the money options will be redeemed for a cash payment equal to the in the money value (i.e., the value of the consideration determined using the price of the partnership's limited partnership units at the time of the exchange plus the cash amount, assuming full pro-ration, less the applicable strike price of the option).

    ii.
    Unvested in the money options will be exchanged for unvested options of the partnership on a basis that preserves the in the money value at the time of the exchange with the options of the partnership having expiry dates and vesting terms consistent with the unvested options to be exchanged.

    iii.
    Each outstanding out of the money option (whether vested or unvested) will be exchanged for an option of the partnership with a strike price equal to the value of a limited partnership unit of the partnership at the time of the exchange and expiry dates and vesting terms consistent with the options to be exchanged.

    iv.
    Deferred share units awarded under such plans for the employees, officers and directors of BPO and BPO restricted shares will be exchanged for awards in respect of the partnership such that the fair market value is the same immediately before and after such exchange and other terms and conditions be substantially the same before and after such exchange. Consequently, the pro forma consolidated financial statements do not reflect an adjustment for such units.

    These pro forma consolidated financial statements assume that all options outstanding at BPO would be exercised prior to completion of the arrangement.

    In addition, holders of options may receive an additional award of options of the partnership with a strike price equal to the value of a limited partnership unit of the partnership at the time of award and subject to vesting terms, in order to enable them to participate in the future appreciation of units of the partnership. However, the pro forma financial statements at December 31, 2013 and for the year then ended assume no such options were yet outstanding.

BROOKFIELD PROPERTY PARTNERS L.P.

NOTES TO THE UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS (Continued)

4.     PRO FORMA ADJUSTMENTS (Continued)

    The unaudited pro forma balance sheet and statement of income have been adjusted to reflect the following pro forma assumptions, each assuming the completion of the arrangement: (i) the issuance of approximately $3,512 million of the partnership's limited partnership units, reflecting the issuance of 147.4 million limited partnership units in connection with the take ups of BPO common shares on the initial and final expiration dates of the offer, each at the respective closing price on the day prior to the announcement of the take ups, and the issuance of 38.8 million limited partnership units issued in connection with the arrangement for the remaining BPO common shares issued at the closing price of limited partnership units on April 8, 2014, net of a contributed surplus adjustment of $411 million reflecting the discount of the BPO shares and options acquired; (ii) the issuance of $1,866 million of debt by the partnership through a credit facility to finance the cash portion of the tender offer; (iii) the exercise of all approximately 19.7 million outstanding options to purchase shares of BPO at an average price of $15.64 per share, generating $308 million of cash; accordingly, the partnership would use $106 million of this cash to pay down the acquisition facility and use the remaining $202 million to repurchase approximately 10.6 million limited partnership units; (iv) the elimination of the approximate 50% non-controlling interest attributable to others of BPO in the partnership's consolidated net assets in the amount of $5,481 million and the elimination of the approximate 50% non-controlling interest attributable to others in the partnership's consolidated net income in the amount $513 million; and (v) the adjustment to interest expense for the year ended December 31, 2013 to reflect the associated interest costs of $33 million (net of a reduction in income tax expense of $11 million as a result of the deduction of interest expense for income tax purposes at an estimated tax rate of 25%) estimated at a 2.5% interest rate, based on the terms of the term acquisition credit facility to fund the offer and the revolving credit facility, both of which were entered into in connection with the acquisition of BPO common shares.

  (c)
  Equity Enhancement related to acquisition of the common shares of BPO

    The partnership pays a quarterly equity enhancement distribution to Brookfield Property Special L.P. of 0.3125% of the amount by which the operating partnership's total capitalization value at the end of each quarter exceeds its total capitalization value immediately following the spin-off, subject to certain adjustments. For purposes of calculating the equity enhancement distribution, the capitalization of the partnership is equal to the volume weighted average of the closing prices of the partnership's units on the New York Stock Exchange (or other exchange or market where the partnership's units are principally traded) for each of the last five trading days of the applicable quarter multiplied by the number of issued and outstanding units of the partnership on the last of those days (assuming full conversion of Brookfield's interest in the partnership into units of the partnership), plus the amount of third-party debt, net of cash, with recourse to the partnership and the operating partnership and certain holding entities held directly by the operating partnership.

    The unaudited pro forma consolidated statement of income for the year ended December 31, 2013 reflects the equity enhancement distribution of $14 million that would have been incurred from April 15, 2013 (the date of the spin-off) had the BPO transaction described in Note 4(b) occurred on January 1, 2013. However, the initial market capitalization on spin-off is assumed to remain what it had been on the initial date of the spin-off. The equity enhancement distribution is calculated using the December 31, 2013 trading price of the partnership's limited partnership units on the New York Stock Exchange. In addition, Brookfield has agreed to forego the equity enhancement fee on the acquisition facility described in Note 4(b), which is also considered in the pro forma adjustment.

  (d)
  Pro forma earnings per limited partnership unit — basic

    The pro forma weighted average number of units and the earnings per unit for the year ended December 31, 2013, respectively assume that approximately 278 million units of the partnership were issued and outstanding.

  (e)
  Pro forma earnings per limited partnership unit — diluted

    The calculation of pro forma diluted weighted average shares outstanding at December 31, 2013 assumes the Class AAA preference shares Series G, Series H, Series J, and Series K not exchanged for Class A senior preferred shares Series 1, Series 2, Series 3, and Series 4, respectively, of BOP Split are converted into limited partnership units of the partnership, resulting in approximately 33.8 million units.

 APPENDIX I — AUDITED FINANCIAL STATEMENTS OF BOP SPLIT

BROOKFIELD PROPERTY SPLIT CORP.

Consolidated balance sheet
as at February 28, 2014

Independent Auditor's Report

To the Board of Directors of
Brookfield Property Split Corp.

We have audited the accompanying consolidated balance sheet of Brookfield Property Split Corp. (the "Company") as at February 28, 2014 and the notes to the consolidated balance sheet.

Management's Responsibility for the Consolidated Balance Sheet

Management is responsible for the preparation and fair presentation of the consolidated balance sheet in accordance with International Financial Reporting Standards, and for such internal control as management determines is necessary to enable the preparation of a consolidated balance sheet that is free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on this consolidated balance sheet based on our audit. We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated balance sheet is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated balance sheet. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the consolidated balance sheet, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the consolidated balance sheet in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated balance sheet.

We believe that the audit evidence we have obtained in our audit is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated balance sheet presents fairly, in all material respects, the financial position of Brookfield Property Split Corp. as at February 28, 2014, in accordance with International Financial Reporting Standards.

/s/ Deloitte LLP
Chartered Professional Accountants, Chartered Accountants
Licensed Public Accountants
Toronto, Canada
April 25, 2014

BROOKFIELD PROPERTY SPLIT CORP.

CONSOLIDATED BALANCE SHEET

(US$)	Feb. 28, 2014
Assets
Cash	$985
Other receivables	90
Due from related parties	3,522

$4,597

Liabilities
Due to related parties	$1,000

1,000
Shareholder's Equity	3,597

$4,597

See accompanying notes to the consolidated balance sheet.

BROOKFIELD PROPERTY SPLIT CORP.

NOTES TO THE CONSOLIDATED BALANCE SHEET

1.     ORGANIZATION

  Brookfield Property Split Corp. (the "company") was formed on December 9, 2013 for the purpose of being an issuer of preferred shares and owning outstanding common shares in the capital of Brookfield Office Properties Inc. ("BPO"), a corporation incorporated under the laws of Canada.

  The company is an indirect subsidiary of Brookfield Property Partners L.P. ("BPY") and has no material assets or liabilities or operating history. As at February 28, 2014, the authorized share capital of the company includes an unlimited number of Class A and Class B common shares, of which 40 Class A common shares have been issued.

  The company's registered office is 1500 Royal Centre, 1055 West Georgia Street, P.O. Box 11117, Vancouver BC V6E 4N7.

  The consolidated balance sheet of the company was approved by the board of directors and authorized for issue on April 24, 2014.

2.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)
Basis of presentation

  The consolidated balance sheet has been prepared in accordance with International Financial Reporting Standards ("IFRS"). Separate consolidated statements of income, comprehensive income, changes in equity and cash flows have not been presented as there have been no activities for this entity up to February 28, 2014.

(b)
Basis of consolidation

  The consolidated balance sheet includes the accounts of the company and its consolidated subsidiaries, which are entities over which the company has control. An investor controls an investee when it is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. The company reassesses whether or not it controls an investee if facts and circumstances indicate that there are changes in the aforementioned elements of control.

  Consolidation of a subsidiary begins when the company obtains control over the subsidiary and ceases when the company loses control over the subsidiary. Income and expenses of subsidiaries acquired or disposed of during the year are included in the results of operations from the date the company acquired control until the date the company ceases to control the subsidiary. When necessary, adjustments are made to the financial statements of subsidiaries to align their policies to those of the company.

  In determining if the company has power over an investee the company makes judgments when identifying which activities of the investee are relevant in significantly affecting returns of the investee and the extent of the company's existing rights that give it the current ability to direct the relevant activities of the investee. The company will also make judgments as to the amount of potential voting rights which provide the company or unrelated parties voting powers, the existence of contractual relationships that provide the company voting power, the ability to appoint directors and the ability of other investors to remove the company as a manager or general partner. In assessing if the company has exposure, or rights, to variable returns from its involvement with the investee the company makes judgments concerning whether returns from an investee are variable and how variable those returns are on the basis of the substance of the arrangement, the size of those returns and the size of those returns relative to others, particularly in circumstances where the company's voting interest differs from its ownership interest in an investee. In determining if the company has the ability to use its power over the investee to affect the amount of the company's returns, the company makes judgments when it is an investor as to whether it is a principal or agent and whether another entity with decision-making rights is acting as an agent for the company. If the company determines that it is acting as an agent, as opposed to principal, it does not control the investee.

  All intercompany transactions and balances have been eliminated.

3.     RELATED PARTY TRANSACTIONS

  All related party transactions have been measured at the exchange amount, which is the amount of consideration established and agreed to by the parties. The following table summarizes transactions and balances with BPY and its subsidiaries:

(US$) Balances outstanding as at	Feb. 28, 2014
Related party receivables	$3,522
Related party payables	(1,000)

  As at February 28, 2014, the company has a receivable outstanding of $3,522 from CanHoldCo, a subsidiary of BPY, in respect of the subscription proceeds for the Class A common shares issued on incorporation and a payable of $1,000 owed to Brookfield Property L.P, for the receipt of funds used to acquire the partnership units of Brookfield Office Properties Exchange LP ("Exchange LP").

BROOKFIELD PROPERTY SPLIT CORP.

NOTES TO THE CONSOLIDATED BALANCE SHEET (Continued)

4.     SUBSEQUENT EVENTS

  On February 11, 2014, BPY commenced an offer to acquire, through the company and the company's subsidiary, Exchange LP (collectively, the "Offerors"), the common shares of BPO that were not then owned by BPY or its subsidiaries. Under the offer, each holder of BPO common shares was able to elect to receive, for each BPO common share tendered by such shareholder, one limited partnership unit of BPY or one exchangeable limited partnership unit of Exchange LP or $20.34 in cash, subject in each case to pro-ration based on a maximum of 186,230,125 limited partnership units and exchangeable limited partnership units of BPY and Exchange LP, respectively and a maximum cash consideration of $1,866 million.

  On March 20, 2014, BPY announced that the Offerors took up 195,880,947 common shares of BPO tendered pursuant to the offer and extended the offer to March 31, 2014. The BPO common shares taken up represented 70.48% of the BPO common shares held by BPO common shareholders not owned by BPY and increased BPY's total ownership of BPO common shares to 445,243,508, representing 84.44% of the issued and outstanding BPO common shares (on a fully-diluted basis).

  On April 1, 2014, BPY announced that the Offerors took up 24,149,997 additional BPO common shares tendered pursuant to the offer. The BPO common shares taken up increased BPY's total ownership of BPO common shares to 469,393,505, representing 89.02% of the issued and outstanding BPO common shares (on a fully-diluted basis).

  The shares tendered under the offer were acquired by the Offerors through a series of transactions that were completed by April 8, 2014. Total consideration paid by the Offerors to the BPO shareholders in connection with the tender offer included $1,477 million of cash, 113 million BPY limited partnership units and 34 million units of Exchange LP which are exchangeable at any time on a one-for-one basis, at the option of the holder, for limited partnership units of BPY, subject to certain terms and applicable law. Cash required to acquire the BPO shares was provided by subsidiaries of BPY through subscription for equity interests in the company and a credit facility.

  On April 24, 2014, BPY announced that the Offerors entered into the arrangement agreement, pursuant to which they would pursue a second stage transaction with BPO to acquire the remaining BPO common shares, under which BPO shareholders will be offered the same consideration as was offered under the offer, subject to pro-ration.

 APPENDIX J — AUDITED FINANCIAL STATEMENTS OF EXCHANGE LP

BROOKFIELD OFFICE PROPERTIES EXCHANGE LP

Balance Sheet
as at February 5, 2014

Report of Independent Registered Public Accounting Firm

To the Board of Directors of
Brookfield Property Partners L.P.

We have audited the accompanying balance sheet of Brookfield Office Properties Exchange LP (the "Partnership") as at February 5, 2014 and a summary of significant accounting policies and other explanatory information.

Management's Responsibility for the Balance Sheet

Management is responsible for the preparation and fair presentation of the balance sheet in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of a balance sheet that is free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on this balance sheet based on our audit. We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States) and Canadian generally accepted auditing standards. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the balance sheet is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the balance sheet. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the balance sheet, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the balance sheet in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the balance sheet.

We believe that the audit evidence we have obtained in our audit is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the balance sheet presents fairly, in all material respects, the financial position of the Partnership as at February 5, 2014 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

/s/ Deloitte LLP
Chartered Professional Accountants, Chartered Accountants
Licensed Public Accountants
Toronto, Canada
February 5, 2014

BROOKFIELD OFFICE PROPERTIES EXCHANGE LP

BALANCE SHEET

(all dollar amounts are in U.S. dollars)

As at February 5, 2014
Assets
Cash	$1,000

$1,000

Partners' capital
Limited Partner	$900
General Partner	100

$1,000

The accompanying notes are an integral part of this balance sheet.

BROOKFIELD OFFICE PROPERTIES EXCHANGE LP

NOTES TO THE BALANCE SHEET

1.     ORGANIZATION

  Brookfield Office Properties Exchange LP was formed on December 16, 2013 for the purpose of making an offer to purchase the outstanding common shares in the capital of Brookfield Office Properties Inc., a corporation incorporated under the laws of Canada.

  Brookfield Office Properties Exchange LP is an indirect subsidiary of Brookfield Property Partners L.P. and has no material assets or liabilities and no operating history.

  Brookfield Office Properties Exchange LP's registered office is Brookfield Place, 181 Bay Street, Suite 300, Toronto, Ontario, M5J 2T3 and its telephone number is (416) 363-9491.

  The balance sheet of Brookfield Office Properties Exchange LP was approved by the board of directors and authorized for issue on February 5, 2014.

2.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  The balance sheet has been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board. Separate Statements of Income, Changes in Partners' Capital and Cash Flows have not been presented as there have been no activities for this entity up to February 5, 2014, except for the issuance on December 16, 2013 of 36 limited partnership units to Brookfield Property Split Holdings Corp. for $900 and four general partnership units to BOP Exchange GP ULC for $100.

 APPENDIX K — BPO ANNUAL MEETING INFORMATION

PART ONE — BUSINESS OF THE MEETING

        Unless otherwise indicated, capitalized terms have the meaning set out in Appendix A to the Circular, "Glossary of Terms".

        We will be addressing the following additional items at the BPO Meeting:

  1.
  Receiving the consolidated financial statements of the Corporation for the fiscal year ended December 31, 2013, including the external auditor's report;

  2.
  Electing directors who will serve until the end of the next annual meeting of shareholders;

  3.
  Appointing the external auditor who will serve until the end of the next annual meeting of shareholders and authorizing the directors to set the external auditor's remuneration; and

  4.
  Considering an advisory resolution on the Corporation's approach to executive compensation.

        We will also consider other business that may properly come before the BPO Meeting. As of April 15, 2014, management is not aware of any changes to these items and does not expect any other items to be brought forward at the BPO Meeting. If there are changes or new items, you or your proxyholder can vote your shares on these items as you, he or she sees fit.

1.     RECEIVING THE CONSOLIDATED FINANCIAL STATEMENTS

        Our annual financial statements for the fiscal year ended December 31, 2013 are included in our 2013 Annual Report, which is being mailed to you with the Circular. The 2013 Annual Report will be placed before you and other shareholders at the BPO Meeting.

2.     ELECTION OF DIRECTORS

        The BPO Board recommends that each of the four director nominees be elected at the BPO Meeting to serve as directors of the Corporation until the next annual meeting of shareholders or until their successors are elected or appointed. One of the people elected as a member of the BPO Board at the last annual and special meeting of shareholders, held on April 25, 2013, is standing for re-election.

Majority Voting for Directors

        The BPO Board has adopted a policy stipulating that, if the total number of shares voted in favour of the election of a director nominee at a shareholders' meeting represents less than a majority of the total shares voted and withheld for that director, the nominee will submit his or her resignation promptly after the meeting for the Governance and Nominating Committee's consideration. That committee will make a recommendation to the Board after reviewing the matter, and the Board's decision to accept or reject the resignation offer will be disclosed to the public. This policy does not apply in circumstances involving contested director elections.

Director Nominees

        The following tables set out the names of the four persons nominated for election as directors to hold office until the next annual meeting or until their successors are elected or appointed, all major positions and offices in BPO held by each nominee, the principal occupation or employment of each nominee, the year in which each nominee was first elected or appointed a director of BPO and the approximate number of shares of each class (and other derivative securities including deferred share units) of BPO and its subsidiaries that each nominee has advised BPO were beneficially owned, directly or indirectly, or subject to control or direction by that person at April 15, 2014.

Bryan K. Davis
Age: 40
Rye, New York, U.S.A.
(Non-Independent)(a)

Mr. Davis was appointed Chief Financial Officer in 2007 following four years as Senior Vice President, Finance and one year as a Managing Partner of Brookfield Asset Management. Prior to that, Bryan spent four years in various senior finance positions including Chief Financial Officer of Trilon Financial Corporation, Brookfield Asset Management's financial services subsidiary. In his current role, Mr. Davis is responsible for corporate finance, reporting, tax and treasury for Brookfield Office Properties and its subsidiaries. Prior to joining Brookfield Asset Management in 1999, Mr. Davis worked in restructuring and advisory services at Deloitte & Touche.

Board/Committee Membership	Public Board Membership

Director Nominee	Brookfield DTLA Fund Office Trust Investor Inc.	2013 – Present

Brookfield Office Properties Securities Held

Options		1,134,691

Saul Shulman
Age: 75
Toronto, Ontario, Canada
(Independent)(a)

Mr. Shulman is the Chief Executive Officer of MLG Management Inc. and a director of Tricon Capital Group Inc., Acadian Timber Corp. and Summit Industrial Income Trust, as well as the chairman of a number of private charities. He is formerly a partner of Goodman & Carr LLP, and previously acted as both a trustee of Summit Real Estate Investment Trust, and an independent member of the board of directors of Brookfield Asset Management (1997-2004).

Board/Committee Membership	Public Board Membership

Director Nominee	Brookfield Asset Management Inc.	1997 – 2005
	Tricon Capital Group Inc.	1988 – 2010
	Summit Industrial Income Trust	2012 – Present
	Acadian Timber Corp.	2012 – Present

Brookfield Office Properties Securities Held

None

Robert L. Stelzl
Age: 68
Hamilton, Montana, U.S.A.
Director since: 2005
(Independent)(a)

Mr. Stelzl is a private real estate investor and investment manager. In 2003, he retired from Colony Capital, Inc., a global real estate private equity investor, after 14 years as a principal and member of the Investment Committee. Mr. Stelzl is currently a director and Chair of Brookfield Residential Properties Inc. ("BRPI") and serves as a trustee of the Van Eck Family of Mutual Funds in New York. Mr. Stelzl served as a director and Chair of Brookfield Homes Corporation from 2002 until it merged with BPO's residential home building business to form BRPI in March 2011 and was previously president of Bren Investment Properties, Inc. from 1982-1989 and has held senior management positions with several international real estate companies including Cadillac Fairview Corporation Limited and Cabot, Cabot and Forbes. He is also Former Chairman of Aman Hotels Group.

Board/Committee Membership	Attendance		Total %	Public Board Membership

Board of Directors	16 of 16	100%	100%	Brookfield Office Properties Inc.	2005 – Present
Audit Committee	4 of 4	100%		Brookfield Residential Properties Inc.	2011 – Present
Governance and	4 of 4	100%		Brookfield DTLA Fund Office	2014 – Present
Nominating Committee				Trust Investor Inc.
Chair

Brookfield Office Properties Securities Held

DSUs			30,840

Denis A. Turcotte
Age: 52
Sault Ste. Marie, Ontario
Canada
(Independent)(a)

Mr. Turcotte is President and Chief Executive Officer of North Channel Management and North Channel Capital Partners, both consulting, private investment and management companies. Mr. Turcotte was President and Chief Executive Officer and a Director of Algoma Steel Inc., an integrated flat products steel company, from 2002 through 2008 and was named CEO of the year by Canadian Business Magazine in 2006. Prior to joining Algoma he was President of the Paper Group and Executive Vice President of Corporate Development and Strategy of Tembec Inc., a forest products company, from 1999 to 2002. He currently serves as a Director of Coalspur Mines Ltd. and Domtar Corporation and is on the Advisory Board of Brookfield Capital Partners Fund.

Board/Committee Membership	Public Board Membership

Director Nominee	Coalspur Mines Ltd.	2010 – Present
	Domtar Corporation	2007 – Present
	Norbord Inc.	2012 – Present

Brookfield Office Properties Securities Held

None

Notes:

(a)
"Independent" refers to the Board's determination of whether a director nominee is "independent" under National Instrument 52-110 — Audit Committees ("NI 52-110").

3.     APPOINTMENT OF EXTERNAL AUDITOR

        On recommendation of the Audit Committee, the Board proposes the reappointment of Deloitte LLP ("Deloitte") as the external auditor of the Corporation until the next annual meeting of shareholders and to authorize the directors to fix the remuneration to be paid to the external auditor. Deloitte is our principal external auditor, and along with its predecessors has served as external auditor of BPO since 1978.

        Unless directed otherwise, the representatives designated in the enclosed form of proxy intend to cast the votes to which the shares represented by such proxy are entitled in favour of reappointing Deloitte as external auditor of BPO to hold office until the next annual meeting of shareholders and authorizing the directors to fix the remuneration to be paid to the external auditors.

Auditors Fees

        From time to time, Deloitte also provides us with tax and other non-audit services and we maintain a policy regarding the provision of non-audit services by our external auditor. This policy, which is periodically reviewed and updated, requires consideration of whether the provision of services other than audit services is compatible with maintaining the external auditor's independence and requires Audit Committee pre-approval of permitted audit, audit-related and non-audit services. It also specifies a number of services that are not permitted to be provided by our external auditor, including services related to financial information systems design and implementation.

External Auditor Service Fees (By Category)

        The following table sets forth further information on the fees billed or expected to be billed by Deloitte to BPO relating to the fiscal years ended December 31, 2013 and 2012:

Service Performed	2013(1)	2012(2)
Audit fees(3)	$4,691,472	$3,719,008	(4)
Audit related fees(5)	$4,380,938	$3,719,008
All other fees	$132,775	$15,118
Tax fees	$568,277	—

Total fees	$9,773,462	$7,453,134

Notes:

(1)
All amounts are billed in Canadian dollars and have been converted to U.S. dollars at the exchange rate on December 31, 2013 of C$1.0622 for each US$1.00.

(2)
All amounts are billed in Canadian dollars and have been converted to U.S. dollars at the exchange rate on December 31, 2012 of C$0.9922 for each US$1.00.

(3)
Included in this amount are $550,744 (2012 — $589,599) relating to the audit of Brookfield Canada Office Properties, and for 2013, $470,721 relating to the audit of Brookfield DTLA Fund Office Trust Investor Inc., of which $329,505 are non-recurring fees.

(4)
Included in this amount is $56,487 (2012 — $105,825) relating to the audit of BPO Properties Ltd.

(5)
Included in this amount is $3,713,224 (2012 — $3,381,375) related to the audit of various BPO subsidiaries and $172,661 (2012 — $335,000) of non-recurring fees.

        Audit fees were for professional services rendered for the audit of our consolidated financial statements as of and for the years ended December 31, 2013 and 2012 and the audit of internal control over financial reporting as of December 31, 2013 and 2012, quarterly review of the financial statements included in our quarterly reports, consents and comfort letters issued and review of filings with securities commissions.

        Audit-related fees consisted of fees for assurance and related services that are reasonably related to the performance of the audit and are not reported under "Audit fees." Audit-related fees include fees relating to employee benefit plans, operating cost and escalation, joint venture and lender audits, as well as consultations concerning financial accounting and reporting standards.

        Tax fees consist of fees for services related to tax compliance, including the preparation of tax returns and refund claims and tax planning and advice, including assistance with property tax assessment and appeals and technical advice related to income tax matters.

        Other fees consist of fees for assistance with corporate and social responsibility reporting.

        The Audit Committee of the BPO Board has determined that the provision of these services is compatible with the maintenance of the independence of Deloitte.

4.     ADVISORY RESOLUTION ON APPROACH TO EXECUTIVE COMPENSATION

        The Corporation believes that its compensation objectives and approach align the interests of management with the long-term interests of shareholders and are appropriate. Details of the Corporation's approach to executive compensation are disclosed in the Report on Executive Compensation beginning on page K-16 of this Appendix K.

        In 2012, the Board adopted a policy of giving shareholders the opportunity to cast an advisory vote on the Corporation's approach to executive compensation. This policy reflects the Corporation's ongoing efforts to both meet its objectives and ensure a high level of shareholder engagement. The Board recommends that shareholders approve the following advisory resolution (the "Say on Pay Resolution"):

        Resolved, on an advisory basis and not to diminish the role and responsibilities of the BPO Board, that the shareholders accept the approach to executive compensation disclosed in this Appendix delivered in advance of the 2014 Annual Meeting of shareholders of the Corporation.

        Because this is an advisory vote, the results will not be binding upon the Board. The Board welcomes comments and questions on the Corporation's executive compensation practices. The Corporation's Corporate Governance Guidelines attached as Schedule A to this Appendix K describe how shareholders can contact the BPO Board.

        Unless directed otherwise, the representatives designated in the enclosed form of proxy intend to cast the votes to which the shares represented by such proxy are entitled in favour of the Say on Pay Resolution.

 PART TWO — STATEMENT OF CORPORATE GOVERNANCE PRACTICES

        Corporate governance relates to the activities of the BPO Board who are elected by and are accountable to the shareholders and takes into account the role of management who are appointed by the BPO Board and who are charged with the ongoing management of BPO. The BPO Board encourages sound corporate governance practices designed to promote the well-being and ongoing development of BPO, having always as its ultimate objective the long-term interests of BPO and the enhancement of value for shareholders.

        We conduct a comprehensive review of our corporate governance practices annually. The BPO Board has adopted a Code of Business Conduct and Ethics (the "Code"), a Disclosure Policy and a Personal Trading Policy and has adopted Corporate Governance Guidelines for the BPO Board and Charters for each committee. These Charters are in compliance with the NYSE rules on corporate governance (the "NYSE Rules"), the provisions of the Sarbanes-Oxley Act of 2002 and Canadian securities laws.

        As set out in the Circular under the heading "Principal Holders of Voting Shares," Brookfield Property Partners owns approximately 92.5% of our common shares and 97.2% of our Class A Redeemable Voting preferred shares representing an aggregate voting interest of approximately 92.6%. As such, we are a controlled company as defined by the NYSE Rules and have chosen to rely on the "controlled companies exemption" with respect to certain independence requirements under the NYSE Rules. The HRC Committee is currently comprised of a majority of independent directors and has one BAM representative. The Governance and Nominating Committee and the Audit Committee are currently comprised solely of independent directors. In the future, the Governance and Nominating Committee, the Audit Committee and the HRC Committee will be comprised solely of independent directors.

BPO BOARD

Mandate of the Board

        The BPO Board oversees the management of BPO's business and affairs which is conducted by our officers and employees under the direction of the Chief Executive Officer ("CEO"). In doing so, the BPO Board acts at all times with a view to the best interests of BPO. The BPO Board endeavors to enhance shareholder value on a sustainable basis and in a manner that recognizes the interests of other stakeholders, including our employees, suppliers, customers and the communities in which we operate. In fulfilling its responsibilities, the BPO Board adopted our Corporate Governance Guidelines. These Corporate Governance Guidelines, which include a detailed mandate for the BPO Board, are reviewed on an annual basis and otherwise as appropriate. A copy of our Corporate Governance Guidelines is attached as Schedule A to this Appendix K and also includes position descriptions for the Chairman, the CEO and the Lead Independent Director.

        In fulfilling its mandate, the Board is, among other matters, responsible for the following:

  •
  overseeing the Corporation's overall long-term strategic planning process and reviewing and approving its annual business plan;

  •
  assessing the principal risks of the Corporation's business and reviewing, approving and monitoring the systems in place to manage these risks;

  •
  appointing the CEO, overseeing the election of other members of senior management and reviewing succession planning;

  •
  assessing management's performance against approved business plans;

  •
  reviewing and approving the reports issued to shareholders, including annual and interim financial statements;

  •
  promoting the effective operation of the Board; and

  •
  safeguarding shareholders' equity interests through the optimal utilization of the Corporation's capital resources, including issuance of debt and equity securities and setting an appropriate dividend policy.

Meetings of the Board

        Each director is expected to attend all meetings of the BPO Board and any committee of which he or she is a member. The BPO Board may also take action from time to time by unanimous written consent.

        The BPO Board meets at least once in each quarter, with additional meetings held when required. The Board also meets annually to review the Corporation's annual business plan which includes the Corporation's long-term strategy. During 2013, the BPO Board and its committees held 26 meetings in total. The BPO Board also approved certain matters by written resolution. Attendance at these meetings is shown below and individual director attendance is shown in the tables under the heading "Business of the Meeting — Election of Directors — Director Nominees".

Board/Committee	Number of Meetings	Attendance
Board of Directors	16	99%
Audit Committee	4	100%
Governance and Nominating Committee	4	100%
HRC Committee	2	100%
Total and Average for all Meetings	26	99%

        Meeting frequency and agendas may change from time to time depending on opportunities or risks faced. There are four regular meetings of the BPO Board scheduled for 2014. Additional meetings may be called by the Chairman, the CEO or any two directors on proper notice.

        The Chairman is primarily responsible for the agenda. Prior to each Board meeting, the Chairman discusses agenda items for the meeting with the CEO, the Lead Independent Director, other members of senior management and other members of the BPO Board. Any director may propose the inclusion of items on the agenda, request the presence of or a report by any member of senior management or raise subjects that are not on the agenda for that meeting.

        In advance of each BPO Board and committee meeting, members receive the proposed agenda and other materials important to the directors' understanding of the matters to be considered. Directors are expected to spend the time needed to review the materials in advance of such meetings and to actively participate in such meetings.

Director Meetings Without Management

        In 2013, during each BPO Board and committee meeting, directors were given the opportunity to meet without the related directors or management present. In 2013, the independent directors elected to meet privately at each regularly scheduled Board meeting. The meetings of independent directors were conducted under the direction of Mr. Stelzl, the Lead Independent Director, who reported back to the CEO on any matters requiring action by management. The Audit Committee met without management present at each of their meetings under the direction of the Audit Committee Chair, Mr. C. Clark.

Conflicts of Interest

        Each director is required to inform the BPO Board of any potential or actual conflicts of interest, or what might appear to be a conflict of interest, he or she may have with the Corporation. If a director has a personal interest in a matter before the BPO Board or a committee, he or she must not participate in any vote on the matter except where the BPO Board or the committee has expressly determined that it is appropriate for him or her to do so.

Size and Composition of the Board

        The BPO Board is currently composed of 11 directors, but will be reduced to 4 directors at the BPO Meeting. Four nominees are standing for election as directors. The BPO Board considers that its reduced size and composition is appropriate upon completion of the offer by Brookfield Property Partners to acquire any or all of the common shares of BPO that it does not own (the "BPY Offer and Arrangement") and given the diversity of BPO's operations and the need for a variety of experience and backgrounds. The BPO Board believes that a combination of independent directors and directors drawn from management leads to a constructive exchange in deliberations resulting in objective, well-balanced and informed discussion and decision making.

        Each director must have an understanding of BPO's principal operational and financial objectives, plans and strategies, financial position and performance, as well as the performance of BPO relative to its principal competitors. Directors must have sufficient time to carry out their duties and not assume responsibilities that would materially interfere with or be incompatible with BPO Board membership. Directors who experience a significant change in their personal circumstances, including a change in their principal occupation, such that they are unable to comply with the preceding sentence, are expected to advise, and submit a written resignation letter to, the Chairperson of the Governance and Nominating Committee and, if determined appropriate by the Board on the recommendation of the Governance and Nominating Committee, the BPO Board shall accept such offer of resignation.

Independent Directors

        The BPO Board, with the assistance of the Governance and Nominating Committee, determines whether each director is an independent director. In determining independence, the BPO Board utilizes the definition of "independent" in NI 52-110. In making these determinations, the BPO Board examines each individual director's circumstances and his or her relationship to BPO and its affiliates. For a director to be independent, the Board must affirmatively determine that such director has no material relationship with BPO.

        The Board has a policy that at least a majority of its directors should be independent directors. The following table describes the independence status of the four proposed nominees for election to the Board at the BPO Meeting.

Independence Status of Nominated Directors
Director	Independent	Not Independent	Reason for Not Independent Status
Bryan Davis		✓	Mr. Davis is the Chief Financial Officer of BPO
Saul Shulman	✓
Robert L. Stelzl	✓
Denis A. Turcotte	✓

        The Board has determined that three of the four proposed director nominees for election at the BPO Meeting are independent. These independent nominees are Messrs. Shulman, Stelzl, and Turcotte. In determining that all of these directors are independent, the BPO Board considered all relevant facts and circumstances. The BPO Board has appointed Mr. Stelzl as the Lead Independent Director. Mr. Stelzl is also the Chairman of the Governance and Nominating Committee.

        The other director proposed for nomination, Mr. Davis, is considered not to be independent since he is a member of senior management of BPO.

Areas of Director Expertise

        The Corporation endeavours to ensure that the BPO Board is comprised of directors with the areas of expertise required to ensure effective governance of the Corporation and provide strategic advice to management. Each year, the Corporation surveys the incumbent directors and any additional directors proposed for nomination to identify their areas of expertise, using the following categories:

  •
  currently or recently a chief executive officer of a public corporation;

  •
  understanding of compensation, benefits and pension programs, including expertise in executive compensation programs;

  •
  financial experience, including senior executive experience in financial accounting and reporting and corporate finance;

  •
  expertise in board governance;

  •
  experience in driving strategic direction (including risk oversight) and managing or leading growth initiatives;

  •
  experience in the ownership, development or management of real estate;

  •
  international experience, particularly in the Corporation's locations of business; and

  •
  expertise in other areas that are important to the Corporation.

Director Orientation and Continuing Education

        The Chief Financial Officer and the Secretary, under the oversight of the Governance and Nominating Committee, are responsible for providing orientation and continuing education programs for directors regarding the role of the BPO Board, its committees and its directors. Generally, new directors are provided with materials describing our business and governance policy and procedures and they also meet individually with the CEO, the Chairman of the Board and the Lead Independent Director to learn about BPO and its operations. In order to ensure that BPO's directors maintain the skill and knowledge necessary to meet their obligations as directors, the BPO Board and the committees receive reports from management on different areas of the Corporation's business and strategic initiatives, as well as presentations from time to time regarding changes in securities laws and regulations and changes in corporate governance practices. In addition, as part of the BPO Board's regular quarterly meetings and on regular update calls, management provides an update of the business conditions in our primary markets. Directors are encouraged to suggest topics for discussion or special presentations at regular Board meetings and the annual strategy sessions. Director dinners are held prior to or immediately following most regularly scheduled Board meetings with senior management present, providing an opportunity for informal discussion and management presentations on selected topics of interest.

BPO Board Renewal

        The Corporation does not have a mandatory age for the retirement of directors, as the Governance and Nominating Committee determined that such limits may deprive BPO and its shareholders of the contributions of members who have been able to develop, over time, valuable insights into BPO, its strategy and business operations. Instead, the Governance and Nominating Committee reviews the composition of the Board on a regular basis in relation to an approved director criteria and skill requirements matrix and recommends changes as appropriate. In addition, every three years the Governance and Nominating Committee reviews each director's continuation on the Board. This allows each director the opportunity to conveniently confirm his or her desire to continue as a member of the Board. For further information on the selection criteria and current strengths of the BPO Board as a whole, see "Committees of the Board — Governance and Nominating Committee".

Service on Other Boards and Audit Committees

        The BPO Board does not believe that its members should be prohibited from serving on the boards of other public companies so long as these commitments do not materially interfere and are compatible with their ability to fulfill their duties as a member of the BPO Board. Directors must advise the Chairman in advance of accepting an invitation to serve on the board of directors of another public company and, as a general rule, directors are not allowed to join a board of directors of another public company on which two or more other directors of the Corporation serve. Members of the Audit Committee may not serve on the audit committees of more than three other public companies without the prior approval of the BPO Board.

Interlocking Directorships

        There are no interlocking directorships among the Corporation's independent directors.

BPO Board Access to Advisors

        The BPO Board may at any time retain financial, legal or other advisors at the expense of BPO and has the authority to determine the advisors' fees and other retention terms. Each committee of the BPO Board may retain advisors, at the expense of BPO, without the Board's approval, at any time. Any director may, subject to the approval of the Chairman, retain an advisor at the expense of BPO.

COMMITTEES OF THE BOARD

        We believe that committees of the BPO Board assist in its effective functioning and that the appropriate composition of BPO Board committees should enable the views of independent directors to be effectively represented.

        The BPO Board has three standing committees: the Audit Committee, the HRC Committee and the Governance and Nominating Committee. The responsibilities of these three committees are set out in written Charters, which are reviewed and approved annually by the BPO Board. The Charters of these committees can be found on the Corporation's website at www.brookfieldofficeproperties.com and a description of the responsibilities of the committee chairs can be found in the Corporate Governance Guidelines which are attached as Schedule A to this Appendix K. Special committees may also be formed from time to time as required to review particular matters or transactions.

        The Governance and Nominating Committee and the Audit Committee are comprised solely of independent directors and the HRC Committee is currently comprised of a majority of independent members and one member related to BAM. The members of each committee are selected by the BPO Board on the recommendation of the Governance and Nominating Committee.

        While the BPO Board retains overall responsibility for corporate governance matters, the Audit, HRC and Governance and Nominating Committees have specific responsibilities for certain aspects of corporate governance, in addition to their other responsibilities. The following is a brief description of the Charters of each committee, its composition and the meetings held during the past year.

Audit Committee

        The Audit Committee is currently comprised of four directors all of whom are independent: Christie J.B. Clark (Chairman), Michael Hegarty, F. Allan McDonald and Robert L. Stelzl. In addition to being independent directors, all members of the Audit Committee must meet an additional "independence" test under the Sarbanes-Oxley Act, in that their directors' fees are the only compensation they, or their firms, receive from BPO and that they are not affiliated with BPO. Each member of the Audit Committee is Financially Literate, as this term is defined under NI 52-110, and Mr. C. Clark is considered to be an Audit Committee Financial Expert, as this term is defined under the applicable U.S. Securities and Exchange Commission rules established under the Sarbanes-Oxley Act.

        All of the current members of the Audit Committee have acquired significant financial experience and exposure to accounting and financial issues through service as senior executive officers and directors of various public and private companies in different sectors, including the professional services and financial services industries. In these roles, the members of the Audit Committee have been involved in the supervision of a company's accounting function, the preparation of financial statements, the assessment and oversight of the external auditors, the oversight of regulatory filings and compliance and the evaluation of internal controls over financial reporting. Messrs. Clark, Hegarty and McDonald have also served on the audit committees of various public and private companies. In addition, Messrs. Clark, Stelzl and McDonald have business-related university degrees, Mr. Clark is a chartered accountant and a fellow of the Institute of Chartered Accountants of Ontario and Mr. McDonald is a fellow of the Australian Society of Certified Practicing Accountants. The collective experience and depth of knowledge represented by the members of the Audit Committee provide the committee with an understanding of the accounting principles used by the BPO, including the application of estimates, accruals and provisions, that is sufficient to allow the committee to carry out its mandate.

        The Audit Committee is responsible for monitoring BPO's systems and procedures for financial reporting, risk management and internal controls, reviewing certain public disclosure documents and monitoring the performance and independence of the Corporation's internal and external auditors. The Audit Committee is also responsible for reviewing BPO's annual audited financial statements, unaudited quarterly financial statements and management's discussion and analysis of the financial condition and results of operations prior to their approval by the full BPO Board. In addition, the Audit Committee is responsible for recommending to the BPO Board the firm of chartered accountants to be nominated for appointment as the external auditor and for approving the assignment of any non-audit work to be performed by the external auditors. The Audit

Committee meets regularly in separate private sessions with the Corporation's external and internal auditors, without management present, to discuss and review specific issues as appropriate.

        The Audit Committee met four times in 2013. There are four Audit Committee meetings scheduled for 2014. Meeting frequency and agendas may change from time to time depending on opportunities or risks faced by BPO. The Charter for the Audit Committee is reviewed annually by the Audit Committee and the Governance and Nominating Committee and is approved by the BPO Board. A copy of the Audit Committee Charter is included in our Annual Information Form and additional information required under NI 52-110 is included in the section entitled "Audit Committee Information" of our Annual Information Form which is posted on our website, www.brookfieldofficeproperties.com, and is also filed on SEDAR at www.sedar.com. A copy of the Annual Information Form can also be obtained from the Secretary of the Corporation as set out under the heading "Availability of Disclosure Documents" in the Circular.

Human Resources and Compensation Committee

        The HRC Committee is currently comprised of three directors: Richard B. Clark (Chairman), Paul J. Massey Jr. and F. Allan McDonald.

        As described above under the section "Independent Directors", Messrs. Massey and McDonald are independent directors. Mr. R. Clark is not considered independent due to his role as Chief Executive Officer of BAM's global real estate group. Taking into account BAM's substantial interest in BPO and that the majority of the members of the HRC Committee are independent directors, the BPO Board believes that the HRC Committee is positioned to fulfill its responsibilities objectively and in the interests of all shareholders.

        All of the members of the HRC Committee have acquired the relevant skill and experience that enable them to make decisions on the suitability of BPO's compensation policies and practices through service as senior executive officers of various public and private companies in different sectors, with ultimate oversight of the human resources functions. All of the members of the HRC Committee have also served on the board of directors of a variety of private and public companies, where they have been exposed to numerous compensation issues as well as different compensation practices and programs. The collective experience and depth of knowledge represented by the members of the HRC Committee provide the committee with the capability and perspective to oversee the Corporation's executive compensation philosophy and objectives and the implementation of programs to meet those objectives.

        The HRC Committee is responsible for reviewing and reporting to the BPO Board on human resources planning, including: succession planning and proposed senior management appointments; the job descriptions and annual objectives of its senior executives; the salaries, performance awards and other remuneration for senior management; BPO's incentive-based compensation and equity-based compensation plans; and its compensation and benefit plans in general. The committee also maintains the BPO Board approved succession plan for the CEO, reviews the position description of the CEO, establishes objectives against which to review and assess the CEO's performance and annually assesses the performance of the CEO against these objectives.

        The HRC Committee believes that the Corporation's current compensation policies have been effective at retaining top talent and aligning their interests with the Corporation's shareholders and that they meet the Corporation's other objectives as described below under the heading "Report on Executive Compensation — Compensation Philosophy and Objectives". For an overview of the annual compensation process, see "Report on Executive Compensation — Annual Compensation Process".

        The HRC Committee met two times in 2013. There are two HRC Committee meetings scheduled for 2014. Meeting frequency and agendas may change from time to time depending on opportunities or risks faced by BPO. The Charter for the HRC Committee is reviewed annually by the HRC Committee and the Governance and Nominating Committee and approved by the BPO Board.

Governance and Nominating Committee

        The Governance and Nominating Committee is currently comprised of three directors, all of whom are independent: Robert L. Stelzl (Chairman), William T. Cahill and Michael Hegarty.

        The Governance and Nominating Committee is responsible for reviewing the performance of the BPO Board as a whole on an annual basis, including specifically reviewing areas in which the BPO Board's effectiveness may be enhanced. It is also responsible for identifying and reviewing the credentials of proposed nominees for election or appointment to the BPO Board and for recommending candidates for Board membership. Before recommending a new candidate, the committee assesses candidates in relation to a matrix of criteria established by the BPO Board to ensure he or she has the appropriate mix of talents, quality and skills necessary to promote sound governance and an effective BPO Board. Character and behavioral qualities, including creditability, integrity and communications skills are also considered. The Chairman of the Governance and Nominating Committee and/or Lead Independent Director and/or the Chairman of the BPO Board meets with the candidate to discuss his or her interest and ability to devote sufficient time and resources to the position. Prior to nomination, the potential director must disclose possible conflicts of interest with BPO, and background checks, as appropriate, are completed.

        The director's matrix which sets out the selection criteria and strengths of the current BPO Board as a whole is set out below.

Director	CEO Management Skills	Compensation Expertise	Financial Experience	Governance	Growth Initiatives	Real Estate	International Operations
William T. Cahill			✓	✓		✓
Christie J.B. Clark			✓	✓		✓
Richard B. Clark	✓	✓	✓		✓	✓	✓
Jack L. Cockwell	✓	✓	✓	✓	✓	✓	✓
Dennis Friedrich	✓	✓	✓		✓	✓	✓
Michael Hegarty		✓	✓	✓	✓	✓
Brian W. Kingston			✓	✓	✓	✓	✓
Paul J. Massey Jr.		✓			✓	✓
F. Allan McDonald		✓	✓	✓	✓	✓	✓
Robert L. Stelzl			✓	✓	✓	✓
John E. Zuccotti	✓	✓	✓	✓	✓	✓

        The Governance and Nominating Committee is also responsible for reviewing and reporting to the BPO Board on: director compensation; the Charters of each existing committee; the position description for the Chairman; BPO's corporate policies (including the Code, Disclosure Policy and Personal Trading Policy); and any recommended amendments to such documents. The committee also oversees the orientation of new directors, reviews all proposed related party transactions and significant situations involving a potential conflict of interest, and to the extent feasible, strives to ensure the CEO and the other executive officers of BPO are acting with integrity and developing a culture of integrity throughout BPO.

        The Governance and Nominating Committee met four times in 2013. There are three Governance and Nominating Committee meetings scheduled for 2014. Meeting frequency and agendas may change from time to time depending on opportunities or risks faced by BPO. The Charter for the Governance and Nominating Committee is reviewed annually by the Governance and Nominating Committee and approved by the BPO Board.

BOARD, COMMITTEE AND DIRECTOR EVALUATION

        The BPO Board believes that a regular and formal process of evaluation improves the performance of the BPO Board as a whole, its committees and individual directors. The Governance and Nominating Committee, in consultation with the Chairman of the BPO Board, ensures that an appropriate system is in place to evaluate and perform an annual evaluation of the effectiveness of the BPO Board as a whole, as well as the committees of the BPO Board, to ensure they are fulfilling their respective responsibilities and duties as set out in our Corporate Governance Guidelines and in the respective committee Charters. Each year, a detailed survey is sent to directors regarding the effectiveness of the BPO Board and its committees, inviting comments and suggestions on areas for improvement. The survey asks for quantitative ratings with respect to matters such as: the BPO Board and committee structure and processes, the Corporation's strategic direction, the BPO Board's operational oversight and the BPO Board's relationship with management. The results of this survey are prepared by the Secretary of the Corporation and reviewed by the Governance and Nominating Committee, which makes recommendations to the BPO Board as required. The BPO Board has decided not to evaluate individual BPO Board members' contributions and effectiveness because it believes that doing so will detract from the cooperative and productive character of the BPO Board.

BOARD AND MANAGEMENT RESPONSIBILITIES

Board Positions

        The positions of Chairman of the BPO Board and CEO are separate. Messrs. R. Clark and Zuccotti currently serve as Co-Chairmen of the BPO Board and Mr. Friedrich serves as the CEO. As the Chairmen of the BPO Board are not independent directors, the BPO Board has appointed Mr. Stelzl as the Lead Independent Director. Mr. Stelzl is also the current Chairman of the Governance and Nominating Committee. The BPO Board has adopted written position descriptions for the Chairman, Lead Independent Director and CEO. These position descriptions are reviewed annually and can be found in the Corporate Governance Guidelines which are attached hereto as Schedule A to this Appendix K.

        The Chairman of the BPO Board is principally responsible for overseeing the operations and affairs of the BPO Board. The Chairman of the BPO Board is responsible for the following functions: preparing the agenda for each BPO Board meeting in consultation with other members of the BPO Board and the CEO; ensuring directors receive the information required to perform their duties; ensuring an appropriate committee structure and assisting the Governance and Nominating Committee in making recommendations for committee appointments; together with the Governance and Nominating Committee, ensuring that an appropriate system is in place to evaluate the performance of the BPO Board as a whole, its committees and its individual directors; and working with the CEO and senior management of the Corporation to monitor progress on strategic planning, policy implementation and succession planning.

        The Lead Independent Director presides over all private sessions of the independent directors of the BPO Board and is responsible for ensuring that matters raised during these meetings are reviewed with the full BPO Board and senior management and acted upon in a timely fashion. The Lead Independent Director consults with the Chairman on the agenda for each BPO Board meeting and, in consultation with the Chairman, ensures that an appropriate system is in place to evaluate the performance of the BPO Board as a whole, its committees and its individual directors. The Lead Independent Director also acts as a liaison among the independent directors, the Chairman and the other directors.

        The CEO provides leadership to the Corporation and, subject to approved policies and direction by the BPO Board, manages the business and affairs of the Corporation and oversees the execution of its strategic plan. In addition, the CEO is responsible for the following functions: presenting to the BPO Board for approval an annual strategic plan for the Corporation; presenting to the BPO Board for approval the capital and operating plans to implement approved strategies on an ongoing basis; acting as the primary spokesman for the Corporation; presenting to the BPO Board for approval an annual assessment of senior management and succession plans; recommending the appointment or termination of any senior executive of the Corporation; and together with the Chief Financial Officer, ensuring that controls and procedures are in place to ensure the accuracy and integrity of the Corporation's financial reporting and public disclosures.

Management's Relationship to the BPO Board

        The primary responsibility of management is to safeguard BPO's assets and to create wealth for shareholders. When performance is found to be inadequate, the BPO Board has the responsibility to bring about appropriate change. BPO's corporate governance practices are designed to encourage autonomy and effective decision making on the part of management, while ensuring appropriate oversight by its BPO Board and its committees.

        Senior management, primarily through the CEO, reports to and is accountable to the BPO Board. The CEO, Mr. Friedrich, is also a member of the BPO Board. At its meetings, the BPO Board regularly engages in private sessions with the CEO without other members of management present. The independent directors are also given the opportunity to meet without management and related directors present at every BPO Board and committee meeting, under the leadership of the Lead Independent Director.

Management Accountability

        Business plans are developed to ensure the compatibility of shareholder, BPO Board and management views on strategic direction, performance targets and utilization of shareholders' equity. A session of the BPO Board is held each year to review the strategic initiatives and the business plan submitted by senior management. The BPO Board's approval of the annual business plan provides a mandate for senior management to conduct the affairs of BPO knowing it has the necessary support from the BPO Board. Material deviations from the plan are reported to and considered by the BPO Board.

BPO Board and Committee Information

        The information provided by management to directors is considered to be critical to their effectiveness. In addition to the reports presented to the BPO Board and committees at their regular and special meetings, the directors are kept informed on a timely basis by management of corporate developments and key decisions taken by management in pursuing BPO's business plan and the attainment of its objectives. The directors periodically assess the quality, completeness and timeliness of information provided by management to the BPO Board. Directors also have the opportunity to meet with senior management and to participate in work sessions to obtain further insight into the operations of BPO.

COMMUNICATION AND DISCLOSURE POLICIES

        BPO has adopted a Disclosure Policy which summarizes its policies and practices regarding disclosure of material information to investors, analysts and the media. The purpose of this policy is to ensure that BPO's communications with the investment community are timely, consistent and in compliance with all applicable securities legislation. The Disclosure Policy is reviewed annually by the BPO Board and is available on our website at www.brookfieldofficeproperties.com.

        We endeavor to keep our shareholders informed of our progress through a comprehensive annual report, annual information form, quarterly interim reports and periodic press releases. We also maintain a website that provides summary information about BPO and ready access to our published reports, press releases, statutory filings and supplementary information provided to analysts and investors. Directors and management meet with BPO's shareholders at the annual meeting and are available to respond to questions at that time. Shareholders who wish to contact the Chairman, Lead Independent Director or other BPO Board members can do so through the Secretary of the Corporation.

        We also have an investor relations program to respond to inquiries in a timely manner. Management meets on a regular basis with investment analysts, financial advisors and interested members of the public to ensure that accurate information is available to investors. We also endeavor to ensure that the media are kept informed of developments as they occur, and have an opportunity to meet and discuss these developments with our designated spokespersons.

CODE OF BUSINESS CONDUCT AND ETHICS

        The BPO Board encourages senior officers to create a culture of integrity throughout the organization. The BPO Board expects all directors, officers and employees to conduct themselves in accordance with the highest ethical standards and to adhere to the Code which formally sets out standards for behaviour and practice. The Code is made available to each new director, officer and employee upon commencement of employment and each year all employees are required to acknowledge compliance with the Code. The BPO Board monitors compliance with the Code, in part, through the whistle blowing procedures described therein which mandate that all directors, officers and employees report breaches of the Code and permits them to do so anonymously using the Corporation's third-party independent whistleblower hotline if they prefer. Any waiver of the Code will only be granted in very exceptional circumstances. Exceptions for directors may only be made by the Governance and Nominating Committee, exceptions for employees (other than the CEO) must be approved by the CEO and exceptions for the CEO must be approved by the Chairman of the BPO Board. Any waiver will be disclosed by BPO to the extent required by law, regulation or stock exchange requirement. No waivers have been sought or granted since the adoption of the Code in April 2004. The Code is reviewed annually by the BPO Board and the Governance and Nominating Committee and is posted on BPO's website at www.brookfieldofficeproperties.com.

RISK MANAGEMENT

        Risk assessment and risk management are the responsibility of management. Our Audit Committee has oversight for risk management with a focus on the most significant risks facing the Corporation, including strategic, operational, financial and legal and compliance risks. The Audit Committee oversees the Corporation's policies and processes relating to the financial statements, the financial reporting process, compliance and auditing. Annually the Audit Committee receives a report on the top risks facing the Corporation and the details of actions taken and planned by management to manage these risks. Throughout the year, the Audit Committee also dedicates a portion of its meetings to review and discuss in greater detail other strategic, operational and reputational risks and risk management activities undertaken by the Corporation.

        The Audit Committee's risk oversight process builds upon management's risk assessment and mitigation processes, which include standardized reviews of strategic, operational, financial and legal and compliance risks facing the Corporation. BPO's Enterprise Risk Management Steering Committee (the "ERM Steering Committee"), comprised of members of senior management from each business unit, is responsible for overseeing and coordinating risk assessment and mitigation on an enterprise-wide basis. The ERM Steering Committee is responsible for the identification of key business risks, providing for appropriate management of these risks and enforcement through policies and procedures.

        Our enterprise risk management program, which is managed by our corporate legal group, operates at the business level and is designed to identify, evaluate and mitigate risks within each of the following categories:

  •
  Strategic — risks relating to the Corporation's future business plans and strategies, including the risks associated with the markets and industries in which we operate, demand for office space and competitive threats.

  •
  Operational — risks relating to the operation of our business such as safety and security, business disruption, human resources and reputational risks.

  •
  Financial — risks relating to our ability to meet our financial obligations and mitigate credit risk, liquidity risk and exposure to broad market risks, including volatility in foreign currency exchange rates and interest rates.

  •
  Legal and Compliance — risks relating to the government and regulatory environment, compliance with integrity policies and procedures, including those relating to financial reporting, and environmental risks.

        Risks identified through our risk management processes are prioritized and, depending on the probability and severity of the risk, escalated to the ERM Steering Committee and Audit Committee, as appropriate. The ERM Steering Committee assigns responsibility for the risks to the business or functional leader most suited to manage the risk. Assigned owners are required to continually monitor, evaluate and report on risks for which they bear responsibility. Enterprise risk leaders within each business and corporate function are also asked to present to the ERM Steering Committee on certain risks selected by the committee.

        Depending on the nature of the risk involved and the particular business or function affected, we use a wide variety of risk mitigation strategies, including specific operational and financial approval limits, standardized processes and strategic planning reviews, operating reviews, insurance and hedging. Our legal, strategic initiatives and leasing teams work together up to and through the execution of a lease, financing or other transactional agreement to mitigate legal, financial and operational risks. Furthermore, we centrally manage some risks by purchasing insurance, the amount of which is determined by balancing the level of risk retained or assumed with the cost of transferring risk to others. We manage the risk of fluctuations in economic activity and customer demand by monitoring industry dynamics and responding accordingly, including by adjusting capacity, implementing cost reductions and engaging in mergers, acquisitions and dispositions.

 PART THREE — REPORT ON DIRECTOR COMPENSATION AND EQUITY OWNERSHIP

DIRECTOR COMPENSATION

        The BPO Board's compensation is designed to attract and retain highly talented and experienced directors. This requires that directors be fairly and competitively compensated. The BPO Board, through its Governance and Nominating Committee, annually reviews the compensation paid to our independent directors, taking into account the complexity of our operations, the risks and responsibilities involved in being a director of the Corporation, the requirement to participate in scheduled and special BPO Board meetings, expected participation on the BPO Board's standing committees and the compensation paid to directors of comparable companies.

        Directors of BPO who are not officers of BPO or its affiliates ("outside directors") are entitled to receive an annual fee of $100,000 (the "Annual Fee"). The BPO Board's Lead Independent Director and the Chairman of the Audit Committee are also entitled to receive a supplemental annual retainer of $20,000 and members of the Audit Committee (other than the Chairman) are entitled to receive a supplemental retainer of $10,000. There are no additional fees paid to BPO Board members for attendance at BPO Board and committee meetings or for membership on standing committees of the BPO Board.

        Directors are reimbursed for reasonable travel and other out-of-pocket expenses incurred in attending BPO Board or committee meetings.

DIRECTOR SHARE/DSU OWNERSHIP REQUIREMENTS

        We established the DSU Plan for Non-Employee Directors to enhance BPO's ability to attract and retain high quality individuals to serve as members of BPO's Board and to promote a greater alignment of interests between outside directors and BPO's shareholders.

        A DSU is a unit, equivalent in value to a BPO common share, credited by means of a bookkeeping entry in the books of the Corporation, to an account in the name of the outside director. DSUs accumulate additional DSUs at the same rate as dividends on our common shares. At the end of the director's tenure as a member of BPO's Board, the director is paid, in cash, the market value of the common shares represented by the DSUs or, at the option of the director, that number of common shares purchased by a trustee, acting on our behalf, that is equal to the market value of the common shares represented by the DSUs.

        The BPO Board believes that directors can better represent BPO's shareholders if they are shareholders themselves. Accordingly, at least half of the Annual Fee payable to an outside director will be paid in DSUs or the director will be required to purchase common shares of BPO with any cash payment until the number of DSUs accumulated and common shares owned by the director have an aggregate investment cost or current market value equal to $375,000. Thereafter the director may elect to take all of the Annual Fee in cash or DSUs or some combination thereof. In 2010, the BPO Board adopted a policy that new directors must achieve these minimum ownership requirements within five years of joining the BPO Board. Existing directors were given an additional one-year period to attain the minimum ownership requirements.

DIRECTOR COMPENSATION TABLES

Annual Director Compensation

        In 2013, the outside directors received annual director compensation having a total value of $670,000. This was comprised of cash compensation of $345,000 and DSUs valued at $325,000, as described in further detail below. In 2013, outside directors of BPO received a total of $52,215 and C$27,146 in directors' reimbursed expenses related to BPO Board or committee meetings held in 2013, and $23,958 related to BPO Board or committee meetings held in 2012.

        The following table provides details of the compensation received by directors during the year ended December 31, 2013.

Name	Fees Earned in Cash ($)	Share-Based Awards (DSUs) ($)(1)	Option- Based Awards ($)	Non-equity Incentive Plan Compensation ($)	Pension Value ($)	All Other Compensation ($)	Total Compensation ($)
William T. Cahill	50,000	50,000	—	—	—	—	100,000
Christie J.B. Clark(2)	120,000	—	—	—	—	—	120,000
Richard B. Clark	—	—	—	—	—	—	—
Jack L. Cockwell	—	—	—	—	—	—	—
Michael Hegarty(2)	55,000	55,000	—	—	—	—	110,000
Brian Kingston	—	—	—	—	—	—	—
Paul J. Massey Jr.	—	100,000	—	—	—	—	100,000
F. Allan McDonald(2)	55,000	55,000	—	—	—	—	110,000
Robert L. Stelzl(2)	65,000	65,000	—	—	—	—	130,000
John E. Zuccotti(3)(4)	—	—	—	700,000	—	550,000	1,250,000

Notes:

(1)
Based on the closing price of a common share on the NYSE on the grant date for directors who receive payment in U.S. dollars and for directors who receive payment in Canadian dollars, based on the closing price of a common share on the TSX on the grant date converted into U.S. dollars at the Bloomberg mid-market exchange rate on that date.

(2)
The compensation shown above for Messrs. Stelzl, C. Clark, Hegarty and McDonald includes the additional retainers for acting as Lead Independent Director and member of the Audit Committee, Chairman of the Audit Committee, member of the Audit Committee and member of the Audit Committee, respectively, during 2013.

(3)
In 2013, Mr. Zuccotti received an annual fee for his services as Chairman of one of BPO's subsidiaries and for consultancy services provided to BPO. The annual fee is comprised of $550,000 in base salary and a cash bonus of $700,000.

(4)
These values do not include $278,043 in-the-money value from 45,000 options which Mr. Zuccotti exercised in 2013 for options expiring on December 31, 2013.

Outstanding Share-Based Awards and Option-Based Awards

        The following table indicates for each of the directors (other than Dennis H. Friedrich whose compensation is set out under the heading "Part Four — Report on Executive Compensation — Compensation of Named Executive Officers") the share-based awards and option awards outstanding as of December 31, 2013.

	Option-Based Awards				Share-Based Awards (DSUs)
Name	Number of Securities Underlying Unexercised Options (#)	Option Exercise Price ($)	Option Expiration Date	Value of Unexercised In-the- money Options(1) ($)	Number of Shares or Units of Shares That Have Not Vested (#)	Market or Payout Value of Share-Based Awards that Have Not Vested ($)(2)	Market or Payout Value of Vested Share-Based Awards Not Paid Out or Distributed ($)(2)
William T. Cahill	—	—	—	—	—	—	614,490
Christie J.B. Clark	—	—	—	—	—	—	—
Richard B. Clark	123,750	16.27	12/31/2014	368,775	—	—	—
	150,000	20.17	12/31/2015	—	—	—	—
	750,000	31.21	12/31/2016	—	—	—	—
	750,000	19.11	12/31/2017	105,000	—	—	—
	1,000,000	6.15	12/31/2018	13,100,000	—	—	—
	600,000	12.98	12/31/2019	3,762,000	—	—	—
	200,000	17.35	12/31/2020	380,000	—	—	9,687,540
Jack L. Cockwell	—	—	—	—	—	—	—
Michael Hegarty	—	—	—	—	—	—	209,012
Brian Kingston	—	—	—	—	—	—	—
Paul J. Massey Jr.	—	—	—	—	—	—	141,083
F. Allan McDonald	—	—	—	—	—	—	143,741
Robert L. Stelzl	—	—	—	—	—	—	572,407
John E. Zuccotti	45,000	16.27	12/31/2014	134,100	—	—	—
	45,000	20.17	12/31/2015	—	—	—	—
	45,000	31.21	12/31/2016	—	—	—	—
	45,000	19.11	12/31/2017	6,300	—	—	—
	45,000	6.15	12/31/2018	589,500	—	—	—
	45,000	12.98	12/31/2019	282,150	—	—	—
	45,000	17.35	12/31/2020	85,500	—	—	—
	45,000	17.84	12/31/2021	63,450	—	—	—
	45,000	16.71	12/31/2022	114,300

Notes:

(1)
The "in-the-money" value is the amount by which the market value of our common shares under option exceeded the exercise price of such options. The market value of our common shares is based on the closing price of a common share on the NYSE on December 31, 2013 of $19.25 for U.S. dollar denominated options.

(2)
The market value of a DSU is equal to the closing price of a common share on the NYSE on December 31, 2013 of $19.25.

Incentive Plan Awards Vested or Earned During 2013

        The following table indicates for each of the directors (other than Dennis H. Friedrich whose compensation is set out under the heading "Part Four — Report on Executive Compensation — Compensation of Named Executive Officers") the incentive plan awards vested or earned during 2013.

Name	Option Based Awards — Value Vested During the Year(1) ($)	Share Based Awards — Value Vested During the Year(2) ($)	Non-equity Incentive Plan Compensation — Value Earned During the Year ($)
William T. Cahill	—	50,000	—
Christie J.B. Clark	—	—	—
Richard B. Clark	3,448,400	—	—
Jack L. Cockwell	—	—	—
Michael Hegarty	—	55,000	—
Brian Kingston	—	—	—
Paul J. Massey Jr.	—	100,000	—
F. Allan McDonald	—	55,000	—
Robert L. Stelzl	—	65,000	—
John E. Zuccotti(3)	156,000	—	700,000

Notes:

(1)
Based on the amount by which the value of our common shares under option exceeded the exercise price of such options on the vesting date. The market value of our common shares is based on the closing price of a common share on the NYSE for U.S. dollar denominated options and for Canadian dollar denominated options, is based on the closing price of a common share on the TSX. Canadian dollar amounts are converted into U.S. dollars at the Bloomberg mid-market exchange rate on December 31, 2013.

(2)
Based on the closing price of a common share on the NYSE on the vesting date for directors who receive payment in U.S. dollars and for directors who receive payment in Canadian dollars, based on the closing price of a common share on the TSX on the vesting date and converted into U.S. dollars at the Bank of Canada noon exchange rate on that date. Directors are immediately vested in their DSUs but do not receive payment in respect of their DSUs until they cease to be directors.

(3)
In 2013, Mr. Zuccotti received an annual fee for his services as Chairman of one of BPO's subsidiaries and for consultancy services provided to BPO. As part of that annual fee he received a cash bonus of $700,000.

Equity Ownership of Directors

        The following table sets out the total number of common shares and DSUs held by nominees proposed to be elected to the BPO Board as at April 15, 2014, along with the market value of those holdings as at April 15, 2014 expressed in U.S. dollars. See the tables under the heading "Business of the Meeting — Election of Directors — Director Nominees" for information on the individual equity ownership of the director nominees.

Holdings as at April 15, 2014	Common Shares (#)	DSUs (#)	Common Shares & DSUs (#)	Equity at Risk(1) ($)
Total	—	30,840	30,840	602,908

Note:

(1)
Based on the closing price of a common share on the NYSE on April 15, 2014 of $19.69.

 PART FOUR — REPORT ON EXECUTIVE COMPENSATION

COMPENSATION DISCUSSION AND ANALYSIS

        The following discussion is intended to supplement the more detailed information concerning executive compensation that appears in the tables that follow. Our goal is to provide a better understanding of our compensation practices and the decisions made concerning the compensation payable for 2013 to our named executive officers. For 2013, our named executive officers were (a) Dennis H. Friedrich, our Chief Executive Officer; (b) Bryan K. Davis, our Chief Financial Officer; (c) Thomas F. Farley, our President and Global Chief Operating Officer; (d) Mitchell E. Rudin, our President and Chief Executive Officer, U.S. Commercial Operations; and (e) T. Jan Sucharda, our President and Chief Executive Officer, Canadian Commercial Operations.

        The Corporation believes that its compensation objectives and approach to executive compensation as discussed in detail below align the interests of management with the long-term interests of shareholders and are appropriate.

COMPOSITION AND MANDATE OF THE HRC COMMITTEE

        The HRC Committee is currently comprised of three directors: Richard B. Clark (Chairman), Paul J. Massey Jr. and F. Allan McDonald. Taking into account the alignment of interests between BAM, BPY and the minority shareholders of BPO, the independence of the BAM representative from BPO's management and the majority of the members of the HRC Committee being independent directors, the BPO Board believes that the HRC Committee is positioned to fulfill its responsibilities objectively and in the interests of all shareholders.

        The HRC Committee typically meets two times during the year, and at other times as required, to monitor and review management compensation policies, management succession planning and the overall composition and quality of the Corporation's management resources. The HRC Committee met two times during 2013.

        The HRC Committee has a specific written mandate to review and approve executive compensation. This includes an annual evaluation of the performance of senior executives, including the named executive officers. The HRC Committee makes recommendations to the BPO Board with respect to the compensation of the named executive officers and the BPO Board gives final approval on compensation matters. The HRC Committee also works with the BPO Board to oversee our compensation risk management.

        Each year, the HRC Committee determines that there are suitable candidates for the purpose of CEO and other key employee succession planning. In addition, the HRC Committee spends time each year with management reviewing the performance and development of executives who are earlier in their career. In 2013, this review was completed with the full BPO Board. The HRC Committee believes that this review is important to succession planning and to the compensation process. The Corporation has a long history of developing executives from within rather than hiring senior executives externally and the award of long-term incentives is an important component of rewarding and retaining these executives.

COMPENSATION CONSULTANTS

        The HRC Committee has the authority to retain independent compensation advisors. The HRC Committee believes that, while salary and short-term incentives are elements of compensation that can be accurately benchmarked, the nature of long-term incentives and the many different structures used by organizations make it more difficult to benchmark awards at the time of grant without an understanding of the assumptions used to value the award. Given the Corporation's emphasis on long-term incentives, which is not the focus of most benchmark surveys, the HRC Committee has not defined a peer group or benchmarked executive officer compensation against a comparator group. Neither the BPO Board nor the HRC Committee retained a compensation consultant or advisor in 2013 or 2012. If the BPO Board or the HRC Committee engages such consultants in the future, appropriate steps will be taken to ensure they are independent and provide no other services to the Corporation or its management.

        No compensation consultants or advisors were retained in 2013 or 2012 by management, other than ordinary engagements in the course of evaluating compensation for employees.

COMPENSATION PHILOSOPHY AND OBJECTIVES

        The Corporation has adopted an approach to compensation that is intended to encourage management to consider the risks related to their decisions and actions, and to make decisions and take actions that will create long-term sustainable cash flow growth and will result in improvement in long-term shareholder value as reflected in the growth in value of the Corporation's common shares. This is achieved in large measure by aligning management's interests with those of shareholders by basing a significant portion of their rewards and personal wealth creation on ownership of common shares or equivalents thereof.

        Accordingly, the Corporation's compensation arrangements are intended to:

  •
  attract and retain highly qualified and motivated executives who have confidence in, and are committed to, the Corporation's overall business strategy and who are able and willing to create value over the longer term;

  •
  encourage long-term decision making with a focus on capital preservation and risk adjusted returns;

  •
  foster an environment of teamwork and co-operation;

  •
  reward consistent performance over the longer term;

  •
  be transparent to the employees and shareholders of the Corporation; and

  •
  encourage management to consider the risks related to their decisions and actions and to make decisions and take actions accordingly.

        In order to achieve these objectives, we seek to provide an industry competitive total compensation package comprised of base salary, short-term incentives and long-term incentives with an emphasis on the long-term incentive programs described below. We believe this mix encourages high performance, promotes accountability and ensures that the interests of our executive officers are aligned with the interests of our shareholders by providing a significant amount of variable compensation which is linked to individual performance and increases in shareholder value. Each executive's compensation is based on the relative role and responsibility of the individual as compared to other executive officers within BPO, as well as on the executive officer's individual performance. This applies equally to all executive officers, including the CEO. Our compensation arrangements are focused on rewarding performance, taking into account length of service, level of responsibility and experience of the individual.

COMPENSATION ELEMENTS

        The key components of executive officers' compensation are:

  •
  Base salary — intended to provide a competitive and stable annual salary for each executive officer at a level consistent with such officer's individual contributions;

  •
  Short-term incentives — intended to link each executive officer's compensation to our performance and to such officer's individual performance; and

  •
  Long-term incentives — intended to encourage actions to maximize long-term shareholder value.

        Total annual compensation awarded to senior executives, including the named executive officers, generally does not change significantly from year to year. This practice recognizes that rewarding short-term performance would not necessarily be consistent with the Corporation's focus of long-term value creation. Furthermore, a significant amount of annual compensation for these executives is represented by awards pursuant to the Corporation's long-term incentive plans which vest over time.

Base Salary

        The annual base salary for each of our named executive officers was initially determined at the time of hire based on a number of customary factors, including market surveys, and is memorialized in an offer letter provided to the executive officer. Base salaries for all the Corporation's executive officers are reviewed annually to ensure that they are competitive within our industry and reflect the relative contribution of each executive within the team. We believe base salaries for executive officers should be lower than average for the industry allowing total compensation opportunity to be weighted toward performance-based awards in order to better align these executive officers' interests with those of shareholders.

Short-Term Incentives

        Short-term incentives, represented by cash bonus awards, are intended to motivate and reward participants for annual business achievements and for making decisions and taking actions consistent with the Corporation's long-term focus and are not intended to be the most significant component of an executive's compensation. The annual target bonuses for each of our named executive officers are set out each year as a percentage of the executive's base salary but are ultimately discretionary based on both the performance of BPO and the individual executive officer. Our performance is measured based on a review of individual, team and corporate performance during the year and is not formulaic based on specific operational or individual performance targets. Refer to "— Annual Compensation Process" for a description of the types of performance criteria used.

Long-Term Incentives

        Long-term incentives are intended to reward management based on increases in the value of our common shares. The purpose of these arrangements is to achieve a commonality of interest between shareholders and management and to motivate executives to improve BPO's financial success, measured in terms of enhanced shareholder wealth over the longer term. The allocation of long-term incentives to executive officers is based on criteria similar to those for short-term incentives.

        Our long-term incentive plans consist of five elements which are described below in more detail:

  •
  a share option plan under which BPO grants options to certain employees and officers to purchase our common shares at a fixed price;

  •
  a Management Global Share Option Plan under which BPO grants share appreciation rights to certain employees and officers;

  •
  a Management Option Plan under which BPO grants to certain executives management options linked to the performance of their business unit;

  •
  a Restricted Stock Plan under which BPO grants restricted shares to certain executives; and

  •
  a Deferred Share Unit Plan under which certain senior executive officers may, at their option, receive all or a portion of their annual bonus awards in the form of DSUs.

Share Option Plans

        BPO's share option plan established in 1990 (the "1990 Plan") provides for the issuance of up to 39 million common shares under the plan, representing 7.7% of the total number of outstanding common shares as at April 15, 2014. As at April 15, 2014, 19,705,693 common shares are issuable upon exercise of outstanding options, representing 3.9% of the total number of outstanding common shares; 15,266,485 common shares have been issued under the plan, representing 3.0% of the total number of outstanding common shares; and 4,027,822 common shares remain available for issuance under the plan, representing 0.8% of the total number of outstanding common shares. The grant rate for stock options issued as compensation for the year ended December 31, 2013 as a percentage of common shares outstanding was 0.0% (2013 — 0.5%).

        BPO's share option plan adopted in 2013 (the "2013 Plan") provides for the issuance of up to 15 million common shares under the plan, representing 3% of the total number of outstanding common shares as at April 15, 2014. As at April 15, 2014, no common shares are issuable upon exercise of outstanding options under this plan; and no common shares have been issued under the plan.

        The 1990 Plan and the 2013 Plan (collectively, the "Plans") have substantially the same terms other than the maximum number of common shares issuable under each plan. The following is a summary of the Plans:

        The maximum number of common shares reserved for issuance to any one person under the Plans is 5% of the outstanding common shares (on a non-diluted basis) less the aggregate number of common shares reserved for issuance under any other security based compensation arrangement of the Corporation. The number of common shares issuable to insiders, at any time, under the Plans and all security based compensation arrangements of BPO cannot exceed 10% of our issued and outstanding common shares. The number of common shares issued to insiders, within any one year period, under the Plans and all security based compensation arrangements of BPO cannot exceed 10% of our issued and outstanding common shares. The exercise price of options under the Plans is determined by the BPO Board and may not be less than the closing price of a common share on the NYSE on the last trading day preceding the date of the grant. If the approval date for an option grant falls in a blackout period, the effective grant date may not be less than six business days after the blackout ends and the exercise price for the options approved during a blackout period is the volume-weighted average trading price of the common shares on the NYSE for the five business days preceding the effective grant date.

        The BPO Board may determine vesting terms for options and the practice has been for options to vest as to 20% at the end of each year on a cumulative basis and be exercisable over a 10-year period. Vested options may be exercised at the election of a participant by either a purchase of the underlying common shares for cash in the amount of the exercise price or the receipt, without payment by the participant, of an amount per option equal to the difference between the exercise price of the option and the price at which the underlying common shares are sold on the market less expenses and applicable taxes.

        All options immediately cease to be exercisable if the holder ceases to be an eligible person under the Plans for any reason except termination other than with cause or due to death, retirement or disability. If the holder's employment is terminated other than with cause or due to disability, the holder has 60 days after the participant's termination date to exercise vested options. If the holder retires, vested options remain exercisable until the original expiry date. If the holder dies, the holder's representatives have six months to exercise vested options. If an option would expire during a blackout period or within 10 days after the end of a blackout period (other than in the case of a termination for cause), the term of the option is automatically extended until 10 business days after the end of the blackout period. On a change of control, the BPO Board has the discretion to accelerate the vesting of options and make such changes to the terms of the options as it considers fair and appropriate in the circumstances, including, but not limited to, providing that options which are not exercised in connection with the change of control expire. Unless otherwise determined by the BPO Board, the Corporation does not provide any financial assistance to plan participants to facilitate the purchase of common shares issued pursuant to the exercise of options under the Plans. Options are allowed to be assigned by the plan participant to his or her spouse, descendants or immediate family members for estate planning purposes but are not otherwise transferable.

        The Board may make the following types of amendments to the Plans without seeking shareholder approval: (i) amendments of "housekeeping" or administrative nature including, without limiting the generality of the foregoing, any amendment for the purpose of curing any ambiguity, error or omission in the share option plan or to correct or supplement any provision of the Plans that is inconsistent with any other provision of the Plans; (ii) amendments necessary to comply with the provisions of applicable law (including, without limitation, the rules, regulations and policies of the TSX and the NYSE); (iii) amendments necessary for awards to qualify for favourable treatment under Canadian or U.S. tax laws; (iv) any amendment to the vesting provisions of the share option plan or any option; (v) any amendment to the termination or early termination provisions of the share option plan or any option, whether or not such option is held by an insider, provided such amendment does not entail an extension beyond the original expiry date; (vi) the addition or modification of a cashless exercise feature, payable in cash or common shares, which provides for a full deduction of the number of underlying common shares from the share option plan reserve; and (vii) amendments necessary to suspend or terminate the Plans.

        Shareholder approval is required for certain amendments to the Plans, namely: (i) amendments to the maximum number of common shares issuable under the share option plan; (ii) amendments reducing the exercise price or purchase price of an option, except in connection with a stock dividend or split, recapitalization, merger, consolidation or other corporate change or a shareholder rights or similar plan, where such reduction does not include the cancellation or termination of an option prior to its expiry date for the purpose of reissuing options to the same participant with a lower exercise price; (iii) amendments to termination provisions providing an extension beyond the original expiry date, or a date beyond a permitted automatic extension in the case of an option expiring during a blackout period; (iv) amendments extending eligibility to participate in the share option plan to non-employee directors; (v) amendments to permit options to be transferred other than by testate or intestate session; (vi) amendments to permit the addition or modification of a cashless exercise feature, payable in cash or common shares, unless it provides for a full deduction of the number of underlying common shares from the share option plan reserve; and (vii) amendments to permit awards, other than options, to be made under the share option plan.

Management Global Share Option Plan

        In 2011, the Corporation adopted a Management Global Share Option Plan for officers and employees outside of the United States and Canada in order to address tax changes in jurisdictions outside of North America. The terms of this plan are substantially similar to the share option plan except that participants do not receive the Corporation's shares when exercising their rights under this plan. Rather, their sole entitlement is to a cash payment equal to the increase in the value of a specified number of shares over a specified period of time. None of our named executive officers participate in this plan.

Brookfield Office Properties Australia 2012 Management Option Plan

        In 2012, the Corporation adopted a management option plan for officers and employees in its Australian business unit in order to provide those executives with compensation more directly linked to the performance of their business unit. The management options have an exercise price based on the fair market value of our Australian assets at the time of the award. Upon the exercise of a management option, the participant will receive a cash payment equivalent to the difference between the adjusted fair market value of the assets at the time of the exercise and the exercise price of that management option. Management options issued under the plan vest in equal installments over a period of five years and are exercisable over a ten year period. None of our named executive officers participate in this plan.

Restricted Stock Plan

        The Corporation established a Restricted Stock Plan in 2011 to provide the Corporation and its executives with alternatives to the Corporation's existing plans which allow executives to increase their share ownership. Restricted shares have the advantage of allowing executives to become shareholders, receive dividends and to have full ownership of the shares after the restriction period ends. Restricted shares vest in equal installments over a period of five years, except that restricted shares awarded in lieu of a cash bonus vest immediately. Holders of restricted shares are entitled to vote their shares and to receive dividends that are paid on the Corporation's common shares. Prior to the vesting date, these dividends are distributed in the form of additional restricted shares, equivalent in value to the cash dividends paid on the restricted shares net of required withholding taxes and subject to the same vesting provisions as the original restricted shares.

Deferred Share Unit Plan for Employees

        In order to promote a greater alignment of interests between senior officers of the company and shareholders, BPO also has a Deferred Share Unit Plan for Employees which allows officers to elect to receive their annual bonus awards in DSUs instead of cash based on a rate set at the discretion of the BPO Board on the award date. The portion of the annual bonus award elected to be received in DSUs by the officer may, at the discretion of the BPO Board, be increased by a factor of up to two times for purposes of calculating the number of DSUs to be allocated. An officer who holds DSUs will receive additional DSUs as dividends are paid on the common shares of BPO, on the same basis as if the dividends were re-invested. The DSUs vest over a five-year period and participants are only allowed to redeem them during the year following cessation of employment through retirement, resignation, termination or death, for cash or an actuarially equivalent pension annuity. The cash value of the DSUs, when redeemed, will be equivalent to the market value of an equivalent number of common shares of BPO at the time the conversion takes place. None of our named executive officers participated in this plan in the last three fiscal years.

Other Compensation

        As outlined above, base salary, annual management incentive plan awards and participation in the Corporation's long-term incentive plans are the primary elements of total compensation for executive officers. Our officers also participate in company-sponsored benefit programs available broadly to our salaried employees, including health and dental plans, group term life insurance and short- and long-term disability insurance. All salaried employees, including our named executive officers, are also eligible to receive an annual contribution to a registered retirement savings plan based on local market practice.

Termination and Change of Control Provisions

        As a general practice, the Corporation does not provide contractual termination or post-termination payments or change of control arrangements to employees. Specifically, the Corporation has not entered into contractual termination, post-termination or change of control arrangements with its named executive officers, except for Mr. Rudin, whose entitlements are described and quantified below under "Employment Contracts". As described above, no incremental entitlements under our long-term incentive plans are automatically triggered by termination, resignation, retirement or a change in control.

APPROACH TO RISK MANAGEMENT

        We have adopted an approach to compensation that is intended to encourage management to consider the risks related to their decisions and actions and to make decisions and take actions accordingly. One of the principles underlying our compensation programs is rewarding risk management and ensuring executives are not rewarded based on performance in the short term before the risks associated with the performance are likely to materialize. The HRC Committee and the BPO Board review our major compensation policies and programs annually against business objectives and the risks to which they are exposed to ensure that the design of major compensation programs and payout align with sound risk management principles and practices.

        For our executive officers, rewards are largely based on creating long-term shareholder value as reflected in the growth in value of our common shares. Alignment of interests of our executives with those of our shareholders is achieved in large measure by basing a significant portion of the executive's rewards and personal wealth creation on ownership of our common shares or equivalents thereof. Share ownership is the foundation of the Corporation's compensation approach and has been a long standing practice for us. For our executive officers, long-term incentives are granted predominantly in the form of option awards. As there is no current value when options are awarded, executives only benefit if shareholders do well over the longer term through an increased share price. The emphasis on long-term share ownership and participation in our long-term incentive plans, including vesting arrangements and hold periods, encourages management to follow a rigorous forward-looking risk assessment process in their approach to business decisions, given that the full impact of many such decisions may not be realized or properly assessed until well into the future.

        We also have three formal policies which (i) support the alignment of interests of our executives with our shareholders and (ii) encourage management to consider the risks related to their decisions and actions and to make decisions and take actions accordingly. Details of these policies follow:

  1.
  Option Exercise Hold Periods — In order to minimize any appearance of certain senior executive officers opportunistically exercising options for short-term gains, the BPO Board adopted a policy providing that the named executive officers shall hold, for at least one year after the exercise of options, common shares, held directly or indirectly, options and/or DSUs (in each case, whether vested or unvested) of BPO having a value equal to the net after-tax cash realized from the exercise of such options, starting with options granted in 2003.

  2.
  Hedging of Economic Risks for Personal Equity Ownership — Executives may not purchase or sell BPO's securities with the intention of reselling or buying back in a relatively short period of time in the expectation of a rise or fall in the market price of the securities (as distinguished from purchasing or selling securities as part of a long term investment program) and may not, at any time, sell BPO's securities short or buy or sell call or put options or other derivatives in respect of such securities. Executives and directors are also prohibited from entering into other transactions, including purchasing financial instruments, which have the effect of hedging the economic value of any direct or indirect interests of the executive or director in the Corporation's common equity.

  3.
  Recovery of Incentive and Equity-Based Compensation — Specified executives, as described below, are required to repay to the Corporation an amount equal to some or all of any bonus or other incentive-based or equity-based compensation and the profits realized from the sale of securities of the Corporation upon the occurrence of certain events. The amount, if any, will be determined by the HRC Committee which will recommend appropriate action to the BPO Board and will take appropriate steps to ensure that such amounts are recovered. In the case of a significant restatement of financial results, the CEO and the Chief Financial Officer may be required to make such a repayment. In the case of Detrimental Conduct, members of the Corporation's Executive Committee may be asked to make such a repayment. "Detrimental Conduct" includes participating in transactions which were under way or contemplated at the time of termination, solicitation of clients or employees, disclosing confidential information or making inappropriate and defamatory remarks about the Corporation. This policy relates to any such amounts received within two years prior to the event giving rise to the claim and includes both monetary payments and shares received from exercise of options or the redemption of restricted share units or deferred share units.

        The Corporation believes that its compensation approach, current policies and practices (i) encourage management to assess the risks associated with their decisions, (ii) minimize an executive's ability to benefit from taking risks that increase the performance in the short-term at the expense of long-term value, and (iii) hold the appropriate executives accountable for their decisions both during and post departure from BPO. The Corporation has not identified any risks arising from our compensation approach, policies or practices that are reasonably likely to have a material adverse effect on the Corporation.

ANNUAL COMPENSATION PROCESS

        Our performance management process, which is tied to our annual compensation process, determines the merit increases to base salary, bonus percentages, and long term incentives to be allocated to each employee, including the named executive officers. Under this process, merit increases and bonuses are awarded based on:

  •
  Company performance — this amount is not predetermined and can vary based on annual company data such as financial and other operational achievements; the performance of competitors in the real estate industry; macroeconomic factors; and the efforts and achievements of the executive team.

  •
  Individual performance — this amount is based on a review of individual performance during the year and is not formulaic based on specific operational or individual performance targets. Rather, qualitative and quantitative factors such as the following may be considered: economic performance of their division; managing non-income producing recurring capital expenditures to the annual budget; controlling general and administrative expenses; executing our acquisition, disposition and development programs according to plan; formulating and managing both general and specific leasing strategies; optimizing secured and unsecured borrowing; and strengthening operational, budgeting and management processes.

        The number of options granted each year is typically based upon a multiple of the officer's base salary for that year and the value of such options is based upon the Black-Scholes value of the option on the date of grant discounted by 25% to reflect the five-year vesting and one-year holding provisions for such options and certain assumptions such as volatility, risk, term and dividend yield. Previous option grants are not taken into account when considering new grants.

        Annually the CEO presents the HRC Committee with a report on compensation which details the proposed compensation for senior management, including the named executive officers (other than with respect to the CEO's compensation). The report includes a summary of the previous year's compensation, including the allocation of such compensation among base salary, short-term incentives and long-term incentives, based on the criteria above, as well as a proposal for the current year's base salary. The HRC Committee considers the recommendations of the CEO, including, where applicable, the performance of the named executive officers, and determines the appropriate recommendations to be presented to the BPO Board for approval.

        Following the HRC Committee's consideration of the CEO's recommendations, the HRC Committee evaluates, in the absence of the CEO, the individual performance of the CEO and prepares a recommendation to the BPO Board regarding the CEO's total compensation package, including base salary, short-term incentives and long-term incentives.

        The BPO Board then meets to consider and, if deemed appropriate, approve the recommendations of the HRC Committee regarding executive compensation, including the compensation for the named executive officers and the CEO.

        On January 30, 2014, the HRC Committee reviewed the report on compensation for 2013 presented by Mr. Friedrich. The HRC Committee deferred consideration of long-term incentives for 2013 performance for executive officers pending the outcome of the BPY Offer and Arrangement. The HRC Committee determined that the resulting base salaries and short term incentives were reasonable and reported its conclusions with respect to the foregoing to the BPO Board. The HRC Committee reported that such compensation arrangements for the named executive officers are consistent with the objectives of the Corporation's compensation program as outlined under "Compensation Philosophy and Objectives" above and support the creation of shareholder value over the longer term as well as the attraction and retention of executives who make decisions with a long-term view while considering risks related to their decisions and actions. The BPO Board then approved these recommendations, along with the CEO's base salary and short-term incentives proposed by the HRC Committee based on the achievements of the CEO as detailed below under "CEO Compensation". The HRC Committee and the BPO Board also received and reviewed this "Report on Executive Compensation" prior to its disclosure to the public. For detail on the actual compensation paid to the named executive officers in 2011, 2012 and 2013, see the table under the heading "Compensation of Named Executive Officers."

CEO COMPENSATION

        Our CEO, Mr. Friedrich, has been charged by the BPO Board to develop and implement a business strategy focused on building shareholder value by investing in commercial property assets and pro-actively managing these assets to maximize cash flow and return on capital throughout economic cycles.

        Annually the CEO presents to the BPO Board a business plan that incorporates both short and long-term growth objectives for BPO for the upcoming year. This business plan includes specific operational targets and more directional objectives related to implementation of the long-term business strategy. These objectives are meant to be stretch targets and provide the BPO Board with examples of various transactions and initiatives that management believes will create shareholder value over the longer term.

        The CEO's personal performance is reviewed at the conclusion of the year in relation to the advancement of the business plan set out at the beginning of the year, including the implementation of the long-term business strategy and other accomplishments.

        The CEO's overall compensation as an officer of BPO is linked largely to the Corporation's performance in the context of the overall economic environment, relative to industry peers and as reflected by the growth in BPO's earnings and operating cashflow and the translation of these attributes over time into a higher intrinsic value of the business and, in the longer term, a higher price for our common shares.

        The HRC Committee determined that BPO had met the majority of its operational targets in 2013 and that Mr. Friedrich had advanced the business strategy in a manner consistent with creation of value for shareholders over the longer term. Achievements of Mr. Friedrich in 2013 included:

  •
  Earned FFO of $652 million ($1.12 per share) versus $650 million in 2012 ($1.14 per share). After adjusting for one-time items that amounted to $0.06 per share, FFO was $1.18 per share consistent with mid-point guidance:

  •
  Achieved commercial property net operating income of $1.45 billion exceeding 2013 guidance of $1.42 billion and $1.44 billion in the prior year

  •
  Achieved comparable same property net operating income growth of 1.3% excluding the impact of a major lease rollover in the 4th quarter

    •
    Reduced general and administrative expenses by 5.5% exceeding the 2013 target of 5%

  •
  Achieved a total return to common shareholders of $2.38 per share or 12% annual return on opening common shareholder's equity

  •
  Continued to be proactive in leasing of available space and near-term expiries by executing 7.8 million square feet of leases (including 4.3 million square feet of new leasing):

  •
  Exceeded 2012 leasing volumes by 1.0 million square feet and 2013 budget by 500,000 square feet

  •
  Reduced five-year lease rollover exposure on a same-store basis by approximately 820 basis points

  •
  Achieved end of year occupancy rate of 89.1% vs. target of 91%. On a same store basis adjusted for the high level of acquisition/disposition activity during the year, the negative variance is reduced to 1.2%

  •
  During 2013 the average leasing net rent was $31.46 per square foot, an increase of 11% over the average expiring net rents

  •
  Signed some notable new and renewal leases including:

  •
  Treasury Board of Canada approval for 1,036,000 sq. ft. lease in Ottawa with Public Works and Government Services Canada

  •
  TSA at 601/701 S. 12th St. in Arlington, VA for 548,000 sq. ft.

  •
  Jones Day at 250 Vesey St. in New York for 330,000 sq. ft.

  •
  TransCanada Pipeline in Calgary for 290,000 sq. ft.

  •
  Canadian Natural Resources at Bankers Hall in Calgary for 181,000 sq. ft.

  •
  Achieved 1.2 million square feet of leasing at Brookfield Place New York including 785,000 square feet of leasing at 225 Liberty and 250 Vesey. Despite outperforming the market, leasing velocity at those two assets fell short of our 970,000 square foot target

  •
  Expanded our footprint in several important core markets and established a presence in a new sought-after market through a combination of company acquisitions, asset acquisitions and the commencement of several important development and redevelopment projects:

  •
  Completed the $3.2 billion acquisition of MPG Office Trust, Inc. in Los Angeles, through which we acquired four premier office towers and a strategically located development site. Successfully raised $600 million of third-party equity to facilitate the transaction.

  •
  Acquired 685 Market Street which marked our entry into the San Francisco Market

  •
  Acquired One North End Avenue, the New York Mercantile Exchange headquarters which will be incorporated into the Brookfield Place Complex

  •
  Completed the acquisition of GE Capital/Kennedy Wilson's partnership interests at 125 Old Broad Street in London

  •
  Acquired our partner's 50% interest in the Victor Building in Washington, DC

  •
  Successfully advanced five development projects that encompass over eight million square feet of buildable density:

  •
  Signed our second tenant, at Bay Adelaide Centre East in Toronto, the law firm Borden Ladner Gervais to a 165,000 square foot lease bringing up the pre-leasing at the project to 60% in advance of its delivery date in late 2015

  •
  Commenced the development of the 1.4 million square-foot east tower at Brookfield Place Calgary with the signing of Cenovus Energy to a 1 million square-foot lease representing a 71% pre-leased commitment. Full delivery expected in second half of 2017

      •
      Commenced the development of the 366,000 square-foot second tower at Brookfield Place Perth with the signing of anchor tenants representing a 40% pre-leased commitment. Full delivery expected in late 2015

      •
      Signed a pre-leasing agreement with Schroders, one of London's leading investment management businesses to lease all of the 310,000 square-foot 1 London Wall Place. Construction is set to commence in July 2014 with full delivery expected in late 2016

      •
      Commenced the construction of the 120,000 square foot platform at Manhattan West over active railroad tracks which will support the development of two office towers and a residential tower, transected by a 2-acre public plaza. Platform construction on-budget and on-schedule for December 2014 completion

    •
    Advanced the $250 million retail redevelopment and achieved pre-leasing targets for Brookfield Place New York which is expected to open in stages over the next 18 months

    •
    Completed the Fig@7th retail redevelopment project successfully achieving a lease-up level of 87% at year-end

  •
  Ended the year with liquidity of approximately $1.4 billion up from $1.2 billion at the end of the prior year:

  •
  Completed over $4 billion in financings or refinancings raising net new capital of $1.1 billion against a target of $860 million

  •
  Arranged approximately $900 million in construction financing with an average term of 5-years and an average rate of 2.8%

  •
  Reduced our overall cost of debt from 5.55% to 4.71%

  •
  Executed nine asset sales raising net proceeds of $330 million. Exceeded the 2013 net proceeds target of $105 million, successfully disposing of targeted assets (Minneapolis portfolio, Landmark Square — Long Beach, residential joint-venture at Principal Place) plus executing on additional opportunities (2000L Street — DC, 500 Jefferson — Houston)

  •
  Increased our corporate revolving credit facility to $1 billion from $695 million

  •
  Repaid our Class AAA Series F capital securities

  •
  Continue to lead the industry in the development, ownership and operation of sustainable real estate

  •
  For the second straight year, performed exceedingly well on the GRESB (Global Real Estate Sustainability Benchmark) survey ranking in the 96th percentile both in our closest direct peer group (U.S. office companies) and among all respondents globally

  •
  Established a new BPO Chief Sustainability and Workplace Strategy Officer position (held by Stefan Dembinski)

  •
  Completed the successful integration of the remaining Hammerson portfolio assets. Established the BPO UK asset management platform to support the new portfolio and future growth objectives

  •
  Executed the vend-in of the Bay Adelaide Centre East development into BOX.

  •
  Positioned the BPO portfolio for greater exposure to the high growth technology, media and creative sectors through new acquisitions (San Francisco, Seattle assets) and repositioning of existing assets (450 W. 33rd, Brookfield Place NY)

        For details on the actual compensation paid to Mr. Friedrich in 2011, 2012 and 2013, see the table under the heading "Compensation of Named Executive Officers".

PERFORMANCE GRAPHS

Common Shares (TSX)

        The following shows the cumulative total shareholder return for the Corporation's common shares (assuming re-investment of dividends) over the last five fiscal years, in comparison with the cumulative total return of the S&P/TSX Composite Total Return Index.

	December 31
	2008		2009		2010		2011		2012		2013
S&P/TSX Composite Total Return Index	C$	100.00	C$	135.05	C$	158.83	C$	145.00	C$	155.42	C$	175.61
Brookfield Office Properties Inc.	C$	100.00	C$	146.90	C$	208.86	C$	196.51	C$	215.59	C$	268.14

Common Shares (NYSE)

        The following shows the cumulative total shareholder return for the Corporation's common shares (assuming re-investment of dividends) over the last five fiscal years, in comparison with the cumulative total return of the NYSE Composite Total Return Index.

	December 31
	2008	2009	2010	2011	2012	2013
NYSE Composite Total Return Index	$100.00	$128.28	$145.46	$139.87	$162.23	$204.87
Brookfield Office Properties Inc.	$100.00	$167.38	$250.94	$231.66	$260.31	$303.87

Trend

        The trend shown by the above performance graphs reflects an increase in the cumulative shareholder return from 2008 to 2013 with a slight decrease in 2011. The compensation awarded to our named executive officers, except for base salary, is dependent on the performance of the Corporation's common shares and generally has followed the trend in the performance graphs. Consistent with the Corporation's compensation philosophy, the value of the compensation awarded to the named executive officers on an annual basis did not vary significantly from 2008 to 2013 other than special awards granted to recognize exceptional performance and a decrease in 2013 to reflect that the grant of long-term incentives for 2013 was deferred by the BPO Board. The awards to recognize exceptional performance were generally made in the form of options to purchase common shares rather than cash. The value of these option grants is based upon the Black-Scholes value of the option on the date of grant, which takes into account the market price of our common shares at the time of grant, and is therefore in line with the trend in the above performance graphs.

OPTION AWARDS

        The CEO is responsible for submitting annual option grant recommendations (other than with respect to grants to the CEO) to the HRC Committee. The HRC Committee considers these recommendations and determines the appropriate recommendations regarding annual option awards to be presented to the BPO Board for approval (including grants to the CEO). The BPO Board considers the HRC Committee's recommendations regarding annual awards and, if advisable, approves these recommendations at fixed meeting dates which are specified in advance. Occasionally, options may be granted during the year for certain new hires, promotions and for other circumstances. In such circumstances, the grants are made in accordance with BPO's stock option grant policy, which mandates the approvals required for the grant.

COMPENSATION OF NAMED EXECUTIVE OFFICERS

        The following table sets out the compensation paid to the CEO, Chief Financial Officer and other named executive officers.

					Non-equity Incentive Plan Compensation ($)
				Option- Based Awards(1)(11) ($)
Name and Principal Position	Year	Salary ($)	Share-Based Awards(11) ($)		Annual Incentive Plans	Long-term Incentive Plans	Pension Value ($)	All Other Compensation ($)(2)	Total Compensation ($)
Dennis H. Friedrich(5)(7)(9)	2013	650,000	—	—	1,300,000	—	—	12,750	1,962,750
Chief Executive Officer	2012	650,000	—	885,000	1,300,000	—	—	12,500	2,847,500
	2011	500,000	500,000	813,120	1,000,000	—	—	12,250	2,825,370
Bryan K. Davis	2013	425,000	—	—	425,000	—	—	—	850,000
Chief Financial Officer	2012	400,000	—	495,600	400,000	—		12,500	1,308,100
	2011	400,000	—	522,720	400,000	—	—	—	1,322,720
Thomas F. Farley(3)(4)(6)(9)(10)	2013	500,220	—	—	1,000,439	—	—	22,089	1,552,380
President and Global Chief	2012	500,200	—	555,780	1,000,400	—	—	20,716	2,077,096
Operating Officer	2011	507,315	—	569,910	1,014,630	—	—	25,073	2,116,928
Mitchell E. Rudin(8)	2013	640,000	—	—	1,030,000	—	—	12,750	1,682,750
President and CEO, U.S. Commercial	2012	625,000	500,000	417,720	1,000,000	—	—	12,500	2,555,220
Operations	2011	625,000	4,227,950	464,640	1,000,000	—	—	—	6,317,590
T. Jan Sucharda(6)	2013	451,655	—	—	548,785	—	—	23,137	1,039,839
President and CEO, Canadian Commercial	2012	450,180	—	531,000	450,180	—	—	22,979	1,454,339
Operations	2011	365,267	—	573,540	456,584	—	—	23,778	1,418,169

Notes:

(1)
These amounts represent the value of the options issued on the date of grant derived by application of the Black-Scholes option pricing model, discounted by 25% to reflect the five-year vesting and one-year holding provisions of the share option plan and using the following assumptions: volatility = 38.8%; risk-free rate = 1.5%; expected term = 7.5 years; and dividend yield = 3.4%.

(2)
These amounts represent annual retirement savings contributions.

(3)
In February 2012, Mr. Farley was granted 36,500 stock options pursuant to BAM's share option plan in connection with his role as executive officer of BAM's global real estate group in 2011. The options are exercisable at a price of $31.32. The options were issued by BAM at no cost to BPO. The grant date fair value of these options was $238,710, which is not included in this table.

(4)
In February 2013, Mr. Farley was granted 25,000 stock options pursuant to BAM's share option plan in connection with his role as executive officer of BAM's global real estate group in 2012. The options are exercisable at a price of $37.82. The options were issued by BAM at no cost to BPO. The grant date fair values of these options was $199,750, which is not included in this table.

(5)
Mr. Friedrich did not receive any additional compensation for acting as director of BPO.

(6)
Compensation was paid in Canadian dollars and is converted using the average Bloomberg mid-market exchange rate for 2013 of C$1.00 = US$0.9713; the average Bloomberg mid-market exchange rate for 2012 of C$1.00 = US$1.004; and the Bloomberg mid-market exchange rate on March 1, 2012 of C$1.00 = US$1.01463 for the year 2011.

(7)
Mr. Friedrich was awarded 28,323 restricted shares of BPO in February 2012 relating to 2011 performance. The number of restricted shares awarded was based on a price of $17.65, the volume weighted average price of the common shares on the NYSE for the five days preceding the award date less the value of the required withholding taxes.

(8)
Mr. Rudin joined BPO in June 2011. Under his employment agreement, he was granted 200,000 options under BPO's share option plan, 200,000 restricted shares of BPO, and 31,027 Class A Limited Voting Shares of BAM under BAM's Restricted Stock Plan. Mr. Rudin was also entitled to receive a minimum annual salary of $500,000, a cash bonus of $1,000,000 and supplemental compensation of $125,000 for 2011. He also received an additional 28,323 and 29,922 restricted shares of BPO in February 2012 and 2013, respectively relating to 2011 and 2012 performance, respectively. The number of restricted shares awarded was based on a price of $17.65 for 2011 and $16.70 for 2012, being the volume weighted average price of the common shares on the NYSE for the five days preceding the award date less the value of the required withholding taxes. In 2013 Mr. Rudin received an annual salary of $515,000 and supplemental compensation of $125,000. See "Employment Contracts".

(9)
Number of options granted to Messrs. Friedrich and Farley include 1,000,000 stock options and 300,000 stock options respectively, granted on May 3, 2012 in connection with promotions and role changes which became effective on July 1, 2012.

(10)
The values in this row do not include $538,606 of in-the-money value from 180,000 options which Mr. Farley exercised in 2013. These options were expiring on December 31, 2013.

(11)
The BPO Board of BPO has decided to defer consideration of long-term incentives for 2013 performance for executive officers pending the outcome of the offer by Brookfield Property Partners to acquire any or all of the common shares of BPO that it does not currently own.

Outstanding Share-Based Awards and Option-Based Awards

        The following table indicates for each of the named executive officers all option and share awards outstanding as of December 31, 2013.

	Option-Based Awards					Share-Based Awards
Name	Number of Securities Underlying Unexercised Options (#)	Option Exercise Price ($)		Option Expiration Date	Value of Unexercised In-the- money Options(1) ($)	Number of Shares or Units of Shares That Have Not Vested (#)	Market or Payout Value of Share- Based Awards that Have Not Vested ($)(2)	Market or Payout Value of Share- Based Awards Not Paid Out or Distributed ($)(2)(3)
Dennis H. Friedrich	90,000		16.27	12/31/2014	268,200	24,150	464,894	2,275,203
	90,000		20.17	12/31/2015	—	—	—	—
	150,000		31.21	12/31/2016	—	—	—	—
	250,000		19.11	12/31/2017	35,000	—	—	—
	609,512		6.15	12/31/2018	7,984,607	—	—	—
	350,000		12.98	12/31/2019	2,194,500	—	—	—
	100,000		17.35	12/31/2020	190,000	—	—	—
	224,000		17.84	12/31/2021	315,840	—	—	—
	1,000,000		18.54	12/31/2021	710,000	—	—	—
	250,000		16.71	12/31/2022	635,000	—	—	—
Bryan K. Davis	45,000		19.11	12/31/2017	6,300
	605,691		6.15	12/31/2018	7,934,552	—	—	—
	100,000		12.98	12/31/2019	627,000	—	—	—
	100,000		17.35	12/31/2020	190,000	—	—	—
	144,000		17.84	12/31/2021	203,040	—	—	—
	140,000		16.71	12/31/2022	355,600	—	—	—
Thomas F. Farley	180,000	C$	20.16	12/31/2014	49,141	—	—	1,021,834
	45,000	C$	23.23	12/31/2015	—	—	—	—
	75,000	C$	19.21	12/31/2017	87,550	—	—	—
	402,866	C$	7.85	12/31/2018	4,778,651	—	—	—
	350,000	C$	13.71	12/31/2019	2,220,763	—	—	—
	100,000		17.35	12/31/2020	190,000	—	—	—
	157,000		17.84	12/31/2021	221,370	—	—	—
	300,000		18.54	12/31/2021	213,000	—	—	—
	157,000		16.71	12/31/2022	398,780	—	—	—
Mitchell E. Rudin	200,000		19.28	12/31/2020	—	129,579	2,494,404	1,495,447
	128,000		17.84	12/31/2021	180,480	—	—	—
	118,000		16.71	12/31/2022	299,720	—	—	—
T. Jan Sucharda	45,000	C$	23.23	12/31/2015	—	—	—	—
	14,528	C$	36.40	12/31/2016	—	—	—	—
	28,634	C$	19.21	12/31/2017	33,425	—	—	—
	115,000	C$	7.85	12/31/2018	1,364,089	—	—	—
	71,000	C$	13.71	12/31/2019	450,498	—	—	—
	100,000		17.35	12/31/2020	190,000	—	—	—
	158,000		17.84	12/31/2021	222,780	—	—	—
	150,000		17.84	12/31/2022	381,000	—	—	—

Notes:

(1)
The "in-the-money" value is the amount by which the market value of our common shares under option exceeded the exercise price of such options. The market value of our common shares is based on the closing price of a common share on the NYSE on December 31, 2013 of $19.25 for U.S. dollar denominated options and for Canadian dollars denominated options, is based on the closing price of a common share on the TSX on December 31, 2013 of C$20.45. Canadian dollar amounts are converted into U.S. dollars at the Bloomberg mid-market exchange rate on December 31, 2013 of C$1.00 = US$0.9414.

(2)
The market value of a DSU is equal to the closing price of a common share on the NYSE on December 31, 2013 of $19.25 for officers who receive payment in U.S. dollars and for officers who receive payment in Canadian dollars, is equal to the closing price of a common share on the TSX on December 31, 2013 of C$20.45 converted into U.S. dollars at the Bloomberg mid-market exchange rate on December 31, 2013 of C$1.00 = US$0.9414.

(3)
The market value of a share of restricted stock is based on the closing price of a common share on the NYSE on December 31, 2013 of $19.25.

Value Vested or Earned During the Year

        The following table indicates for each of the named executive officers the value of all option-based, share-based and non-equity based incentive plan awards that vested during 2013.

Name	Option-Based Awards — Value Vested During the Year(1) ($)	Share-Based Awards — Value Vested During the Year ($)	Non-equity Incentive Plan Compensation — Value Earned During the Year ($)(2)
Dennis H. Friedrich	2,567,189	94,992	1,300,000
Bryan K. Davis	1,790,918	—	425,000
Thomas F. Farley	1,569,219	—	1,000,439
Mitchell E. Rudin	36,096	994,243	1,030,000
T. Jan Sucharda	457,000	—	548,785

Notes:

(1)
The value is the amount by which the market value of our common shares under option exceeded the exercise price of such options on the vesting date. The market value of our common shares is based on the closing price of a common share on the NYSE for U.S. dollar denominated options and for Canadian dollar denominated options, is based on the closing price of a common share on the TSX. Canadian dollar amounts are converted to U.S. dollars using the 2013 average Bloomberg mid-market exchange rate of C$1.00 = US$0.9713.

(2)
Represents the cash bonus award to each Named Executive Officer for 2013. Messrs. Farley and Sucharda received their cash bonuses in Canadian dollars and they are presented in the table based on the 2013 average Bloomberg mid-market exchange rate of C$1.00 = US$0.9713.

EQUITY COMPENSATION PLAN INFORMATION

        The following table sets out information regarding the Corporation's equity compensation plans, as at December 31, 2013.

Plan category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities which may be issued in connection with outstanding options, warrants and rights)(1)
Equity compensation plans approved by shareholders	20,430,437	$15.52	18,990,222
Equity compensation plans not approved by shareholders	—	—	—

Total	20,430,437	$15.52	18,990,222

Notes:

(1)
Includes 2013 Plan with 15 million authorized common shares for issuance.

EMPLOYMENT CONTRACTS

        BPO has an employment contract with only one of the named executive officers, Mitchell E. Rudin, BPO's President and Chief Executive Officer, U.S. Commercial Operations. The agreement, entered into in June 2011, has an initial term ending on December 31, 2015, which may be extended for additional twelve-month periods upon the mutual agreement of Mr. Rudin and BPO. Mr. Rudin's annual salary is $515,000 with a target annual cash bonus of two times base salary. For fiscal years 2011 to 2015, Mr. Rudin is entitled to receive a minimum cash bonus equal to the target cash bonus. Mr. Rudin is also entitled to receive supplemental compensation of $125,000 per year. Following signing of the agreement, Mr. Rudin was granted (i) options to purchase 200,000 common shares of BPO; (ii) 200,000 restricted common shares of BPO under BPO's Restricted Stock Plan; and (iii) Class A Limited Voting Shares of BAM with a market value of $1,000,000 under BAM's Restricted Stock Plan. Each year, Mr. Rudin is eligible to be awarded (i) options to purchase a number of common shares of BPO with a market value equal to four times his base salary, and (ii) restricted common shares of BPO with a target value equal to Mr. Rudin's base salary. Under this agreement, Mr. Rudin was entitled to receive a minimum of the target restricted stock award for fiscal years 2011 and 2012.

        If Mr. Rudin's employment is terminated without cause, he resigns for good reason, or his employment is terminated due to his death or disability, he is entitled to (i) accrued and unpaid base salary and supplemental compensation; (ii) unpaid cash bonus earned with respect to any previous year; and (iii) a pro-rata portion of his minimum cash bonus for the current year. Unvested stock options and restricted stock awards granted to Mr. Rudin upon signing of the agreement and the minimum restricted stock awards for 2011 and 2012 vest immediately upon such termination. If Mr. Rudin's employment is terminated without cause or he resigns for good reason, he is also entitled to (i) cash severance equal to two times the sum of his base salary, target cash bonus and target restricted stock award; and (ii) a monthly payment equal to BPO's portion of the COBRA continuation coverage premium under BPO's group medical plans for 18 months after termination. If Mr. Rudin's employment is terminated for cause, he resigns other than for good reason, or the term of his employment agreement expires, he is only entitled to (i) accrued and unpaid base salary and supplemental compensation; and (ii) unpaid cash bonus earned with respect to a previous year. All such payments to Mr. Rudin are payable only if Mr. Rudin executes a general release of all claims in favour of BPO. Assuming that Mr. Rudin's employment had been terminated on December 31, 2013, he would have received the following incremental payments, payables and benefits: (i) $4,120,000 in cash, $2,494,403.85 in accelerated vesting of restricted stock and $16,181.40 in medical benefits if the termination was without cause or if he resigned for good reason; (ii) $2,842,467.85 in accelerated vesting of options and restricted stock if the termination was due to his death or disability, and (iii) nothing if the termination was with cause or if he resigned other than for good reason.

 SCHEDULE A — CORPORATE GOVERNANCE GUIDELINES

1.     INTRODUCTION

        Corporate governance relates to the activities of the board of directors (the "Board") who are elected by and are accountable to the shareholders and takes into account the role of management who are appointed by the board of directors and who are charged with the ongoing management of the corporation.

        The Board is of the view that the corporate governance policies and practices of Brookfield Office Properties Inc. ("Brookfield" or the "Corporation"), outlined below (the "Guidelines") are comprehensive and consistent with requirements of the New York Stock Exchange, the Toronto Stock Exchange and the applicable provisions under the U.S. Sarbanes-Oxley Act of 2002 and applicable Canadian Securities laws and the practices of Canadian public companies in similar circumstances to the Corporation.

        The Board of the Corporation will revise these Guidelines from time to time based on its assessment of the Corporation's needs and legal and regulatory developments and changes in practices. The Corporation's Governance and Nominating Committee will review these Guidelines annually, or more often if warranted, and recommend to the Board such changes as it deems necessary and appropriate.

2.     ROLE AND FUNCTIONS OF THE BOARD

        The role of the Board is to oversee the business and affairs of the Corporation which are conducted by its officers and employees under the direction of the Chief Executive Officer. In doing so, the Board acts at all times with a view to the best interests of Brookfield. The Board endeavors to ensure that shareholder value is enhanced on a sustainable basis and in a manner that recognizes the interests of other stakeholders in the Corporation including its employees, suppliers, customers, creditors and the communities in which it operates.

        In fulfilling its responsibilities, the Board, both directly and through its various committees, shall:

Strategic planning

  (a)
  oversee the strategic planning process including, on an annual basis, reviewing and approving the business plan for the Corporation and monitoring performance of the Corporation under the plan;

  (b)
  oversee the financial and business strategies and objectives included within the business plan;

Appoint and monitor senior management

  (a)
  develop a position description for the Chief Executive Officer including the corporate objectives that the Chief Executive Officer is responsible for meeting;

  (b)
  oversee the selection, evaluation and compensation of the Chief Executive Officer:

  (c)
  oversee the selection, evaluation and compensation of other senior management;

  (d)
  monitor succession planning of the Chief Executive Officer and other members of senior management;

  (e)
  to the extent feasible, satisfy itself as to the integrity of the Chief Executive Officer and other members of senior management;

Risk assessment and management

  (a)
  assess the major risks facing the Corporation and its businesses and review, approve, monitor and oversee the implementation of appropriate systems to manage those risks;

Public disclosure and financial reporting

  (a)
  oversee the Corporation's public disclosure and financial reporting, review and monitor the Corporation's management information systems and disclosure controls and procedures, its internal controls and procedures for financial reporting and compliance with the Corporation's code of business conduct and ethics (the "Code") to ensure that the Corporation maintains its integrity and accountability;

Corporate governance

  (a)
  ensure an appropriate system of corporate governance is in place so the Board and management can operate effectively, in the best interests of the Corporation;

  (b)
  confirm that processes are in place for the Corporation and its businesses to address and comply with applicable legal, regulatory, corporate, securities and other compliance matters;

  (c)
  oversee the creation of a culture of integrity throughout the organization;

Approval of certain matters

  (a)
  approve all material transactions for the Corporation; and

  (b)
  approve those matters which may not be delegated by the Board under applicable corporate law including, among others, the issuance of securities of the Corporation (except in the manner and on terms authorized by the Board), the declaration of dividends, the repurchase or redemption of shares of the Corporation and the adoption, repeal or amendment of the by-laws of the Corporation, or any other matter which the Board reserved to itself the right to approve notwithstanding the delegation to senior management of the authority to manage the business of the Corporation.

3.     QUALIFICATIONS OF DIRECTORS

        Directors are expected to have the highest personal and professional ethics and values and be committed to advancing the best interests of the Corporation and its shareholders. They are also expected to possess skills and competencies in areas that are relevant to the Corporation's activities and that enhance the ability of the Board to effectively oversee the business and affairs of the Corporation.

        Each director must have an understanding of the Corporation's principal operational and financial objectives, plans and strategies, financial position and performance as well as the performance of the Corporation relative to its principal competitors. Directors must have sufficient time to carry out their duties and not assume responsibilities that would materially interfere with or be incompatible with Board membership. Directors who experience a significant change in their personal circumstances, including a change in their principal occupation, such that they are unable to comply with the preceding sentence, are expected to advise, and submit a written resignation letter to, the Chair of the Governance and Nominating Committee and, if determined appropriate by the Board on the recommendation of the Governance and Nominating Committee, the Board shall accept such offer of resignation.

4.     COMPOSITION OF BOARD

Size of Board and selection process

        The directors of the Corporation are elected each year by the shareholders at the annual meeting of shareholders. The Governance and Nominating Committee recommends to the full Board the nominees for election to the Board and based on this recommendation, the Board proposes a slate of nominees to the shareholders for election. Any shareholder may propose a nominee for election to the Board either by means of a shareholder proposal in compliance with the requirements prescribed by the Canada Business Corporations Act ("CBCA") or at the annual meeting.

        The Board also recommends the number of directors on the Board for approval to the shareholders, again based on the recommendation of the Governance and Nominating Committee. Presently, the Board believes that not less than ten directors is an appropriate size for the Board and its committees to operate effectively. Between annual meetings, the Board may appoint directors to serve until the next annual meeting, subject to the relevant provisions of the CBCA.

Independence of directors and representation of shareholders' interests

        Brookfield Property Partners L.P. ("BPY"), a subsidiary of Brookfield Asset Management Inc. ("BAM"), owns a majority of the Corporation's voting shares. As such, the Corporation is a controlled company as defined by the New York Stock Exchange rules on corporate governance (the "NYSE Rules") and has chosen to rely on the NYSE Rules' "controlled companies exemption" with respect to certain independence requirements. Six of the Corporation's eleven directors are independent of management and of BAM and BPY. The Chair of the Board is not an Independent Director. BAM and BPY will have at least two representatives on the Board with the remaining directors being members of management. The Board considers that its current size and composition is appropriate given the diversity of the Corporation's operations and the need for a variety of experience and backgrounds. The Board believes that a combination of Independent Directors, directors related to BAM and BPY and directors drawn from management leads to a constructive exchange in board deliberations resulting in objective, well-balanced and informed discussion and decision making.

        The Board, with the assistance of the Governance and Nominating Committee, determines whether each director is an "Independent Director". In making these determinations, the Board examines each individual director's circumstances and his or her relationship to the Corporation and its affiliates and evaluates if he or she meets the definition of an Independent Director. In determining independence, the Board relies on the rules and guidelines of applicable stock exchanges and securities regulatory authorities. Generally, an Independent Director means a director who has been affirmatively determined by the Board to have no material relationship with the Corporation, either directly or indirectly as a partner, shareholder or officer of an organization that has a relationship with the Corporation. A material relationship is a relationship which could, in the Board's determination, reasonably interfere with the exercise of a director's independent judgment.

        The Board will review the independence of all directors on an annual basis and will publish its determinations in the management proxy circular for the Corporation's annual meeting of shareholders and in accordance with other applicable laws. Directors have an ongoing obligation to inform the Board of any material changes in their circumstances or relationships that may affect the Board's determination as to their independence.

Financial literacy

        Each member of the Audit Committee shall be financially literate. The term "financially literate" means the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Corporation's financial statements.

Chair(s)

        The Board will in each year elect from among its members a Chair who is not the Chief Executive Officer. The Chair of the Board is principally responsible for overseeing the operation and affairs of the Board. The Board has established a position description for the Chair which is attached as an appendix to these Guidelines. The Board may also appoint a Co-Chair or Vice-Chair where it believes this would enhance the operations of the Board. In this case, the Co-Chair or Vice-Chair will share the responsibilities of the Chair.

Election of directors

        Every shareholder of the Corporation entitled to vote at an election of directors has the right to cast a number of votes equal to the number of votes attached to the shares held by him or her, multiplied by the number of directors to be elected. The shareholder may cast all of his or her votes in favour of one candidate or distribute them among the candidates in such manner as he or she sees fit. Where he or she has voted for more than one candidate without specifying the distribution of his or her votes among such candidates, he or she shall be deemed to have divided his or her votes equally among the candidates for whom he or she voted.

Term

        All directors are elected at the annual meeting of shareholders of the Corporation for a term of one year. The Corporation does not have a mandatory age for the retirement of directors, as the Governance and Nominating Committee determined that such limits may deprive the Corporation and its shareholders of the contributions of members who have been able to develop, over time, valuable insights into the Corporation, its strategy and business operations. Instead, the Governance and Nominating Committee reviews the composition of the Board on a regular basis in relation to an approved director criteria and skill requirements matrix and recommends changes as appropriate. In addition, every three years the Governance and Nominating Committee reviews each director's continuation on the board. This will allow each director the opportunity to conveniently confirm his or her desire to continue as a member of the Board.

Board succession

        The Governance and Nominating Committee is responsible for maintaining a Board succession plan that is responsive to the Corporation's needs and the interests of its shareholders. In considering new nominees to the Board, the Committee shall consider the following criteria:

  (a)
  the competencies and skills necessary for the Board, as a whole, to possess;

  (b)
  the competencies and skills that each existing director possesses; and

  (c)
  the competencies and skills each new nominee will bring to the boardroom.

5.     MEETINGS

        The Board has meetings at least once in each quarter, with additional meetings held when required. Additional meetings may be called by the Chair, the Chief Executive Officer or any two directors on proper notice.

        The Chair is primarily responsible for the agenda. Prior to each Board meeting, the Chair discusses agenda items for the meeting with the Chief Executive Officer, other members of senior management and other members of the Board. Any director may propose the inclusion of items on the agenda, request the presence of or a report by any member of senior management, or at any Board meeting raise subjects that are not on the agenda for that meeting.

        The Human Resources and Compensation Committee and the Governance and Nominating Committee generally have meetings semi-annually and the Audit Committee generally has meetings quarterly, with additional meetings of all committees held when required. Meeting frequency and agendas for the standing committees may change from time to time, however, depending on opportunities or risks faced by the Corporation. The Chair of the Board, the Chief Executive Officer and any member of a committee may call a committee meeting, request that an item be included on the committee's agenda or raise subjects that are not on the agenda for that meeting. Audit Committee meetings can also be called by the Chief Financial Officer or the Corporation's auditor.

        Notice of the place, day and time of each Board or committee meeting must be served on each director at least 48 hours prior to the meeting for Board meetings or 24 hours prior to the meeting for committee meetings. Directors or committee members may waive notice of any meeting and attendance at a meeting is deemed to be waiver of notice. The notice need not state the purpose or purposes for which the meeting is being held.

Procedures for Board meetings

        Procedures for Board meetings are determined by the Chair unless otherwise determined by the by-laws of the Corporation or a resolution of the Board.

        Procedures for committee meetings are determined by the committee chair unless otherwise determined by the by-laws of the Corporation or a resolution of the committee or the Board.

        A quorum for any Board meeting is not less than a majority of directors and for any committee meeting is not less than a majority of committee members, unless the directors fix the quorum otherwise.

        The Chair may vote as a director at any meeting, but does not have a second or casting vote in the case of an equality of votes.

        The Secretary of the Corporation keeps minutes of the meeting of the Board and each of its committees and circulates copies of the minutes to each Board or committee member, as the case may be, on a timely basis.

Independent Directors' meetings

        The Independent Directors have at least four meetings a year with only Independent Directors present. Each year, the directors will appoint an Independent Director to act as Lead Independent Director to chair these meetings and to report to the Board on these meetings as is appropriate (the "Lead Independent Director"). The Board has developed a position description for the Lead Independent Director which is attached as an appendix to these Guidelines.

6.     DIRECTORS' RESPONSIBILITIES

Director orientation and continuing education

        The Chief Financial Officer and the Secretary of the Corporation, under the oversight of the Governance and Nominating Committee, are responsible for providing orientation and continuing education programs for new directors regarding the role of the Board of Directors, its committees and its directors. Generally, new directors are provided with materials describing the Corporation's business and governance policy and procedures and they also meet individually with the Chief Executive Officer, the Chair and the Lead Independent Director to learn about the Corporation and its operations.

Attendance and participation

        Each director is expected to attend all meetings of the Board and any committee of which he or she is a member. A director who is unable to attend a meeting in person may participate by telephone or teleconference. The Board may also take action from time to time by unanimous written consent.

        In advance of each Board and committee meeting, members will receive the proposed agenda and other materials important to the directors' understanding of the matters considered. Directors are expected to spend the time needed to review the materials in advance of such meetings and to actively participate in such meetings.

Service on other boards and audit committees

        The Board does not believe that its members should be prohibited from serving on the boards of other public companies so long as these commitments do not materially interfere and are compatible with their ability to fulfill their duties as a member of the Board. Directors must advise the Chair in advance of accepting an invitation to serve on the board of another public company and, as a general rule, directors are not allowed to join a board of another public company on which two or more other directors of the Corporation serve.

        Members of the Audit Committee may not serve on the audit committees of more than three other public companies without the prior approval of the Board.

Access to independent advisors

        The Board and any committee may at any time retain financial, legal or other advisors at the expense of the Corporation and have the authority to determine the advisors' fees and other retention terms. Each committee of the Board of Directors may retain advisors, at the expense of the Corporation, without the Board's approval, at any time. Any director may, subject to the approval of the Chair, retain an advisor at the expense of the Corporation.

7.     COMMITTEES OF THE BOARD

General

        Brookfield believes that Board committees assist in the effective functioning of the Board and that the appropriate composition of Board committees should enable the views of Independent Directors to be effectively represented.

        The Human Resources and Compensation Committee is comprised of a majority of Independent Directors and has one BAM representative. The Audit Committee and Governance and Nominating Committee are comprised solely of Independent Directors.

        The Board has three standing committees: the Audit Committee, the Human Resources and Compensation Committee, and the Governance and Nominating Committee. Special committees may be formed from time to time as required to review particular matters or transactions. While the Board retains overall responsibility for corporate governance matters, the Audit, Human Resources and Compensation, and Governance and Nominating Committees have specific responsibilities for certain aspects of corporate governance, in addition to their other responsibilities, as described below.

        The following is a brief description of the mandate of each standing committee:

Audit Committee

        The Audit Committee is responsible for monitoring the Corporation's systems and procedures for financial reporting and internal control, reviewing certain public disclosure documents and monitoring the performance and independence of the Corporation's auditors. The committee is also responsible for reviewing the Corporation's annual audited financial statements, unaudited quarterly financial statements and management's discussion and analysis and review of related operations prior to their approval by the full Board. In addition, the Audit Committee is responsible for recommending to the Board the firm of chartered accountants to be nominated for appointment as the external auditor and for approving the assignment of any non-audit work to be performed by the external auditors.

Human Resources and Compensation Committee

        The Human Resources and Compensation Committee is responsible for reviewing and reporting to the Board on human resource planning, including succession planning and proposed senior management appointments; the job descriptions and annual objectives of its senior executives; the salaries, performance awards and other remuneration for senior management; the Corporation's incentive-based compensation and equity-based compensation plans; and its compensation and benefit plans in general. The committee also maintains the Board approved succession plan for the Chief Executive Officer, reviews the position description of the Chief Executive Officer, establishes objectives against which to review and assess the Chief Executive Officer's performance and annually assesses the performance of the Chief Executive Officer against these pre-determined objectives.

Governance and Nominating Committee

        It is the responsibility of the Governance and Nominating Committee, in consultation with the Chair, to assess periodically the size and composition of the Board and its committees, to implement procedures for director appointment and removal, to assess effectiveness of the performance of the Board and its directors, to review the Code and these Guidelines to monitor its relations with management and to review and recommend directors' compensation.

Committee Chair

        The Audit and Governance and Nominating Committees are each chaired by an Independent Director. The Human Resources and Compensation Committee is chaired by a director related to BAM. Each committee chair is selected by the Board on the recommendation of the Governance and Nominating Committee and is responsible for determining the agenda and the frequency and conduct of committee meetings.

Committee charters

        Each committee has its own charter that sets out its responsibilities and duties, qualifications for membership, procedures for committee member removal and appointment and reporting to the Board. Copies of each charter are posted on the Corporation's Web site, www.brookfieldofficeproperties.com.

8.     EVALUATION OF BOARD, DIRECTORS AND COMMITTEES

        The Governance and Nominating Committee in consultation with the Chair will ensure that an appropriate system is in place to evaluate and perform an annual evaluation of the effectiveness of the Board as a whole, as well as the committees of the Board, to ensure they are fulfilling their respective responsibilities and duties as set out in these Guidelines and in their respective committee charters. Each year, a detailed survey is sent to directors regarding the effectiveness of the Board and its committees, inviting comments and suggestions on areas for improvement. The survey asks for quantitative ratings with respect to matters such as: the Board and committee structure and processes, the Corporation's strategic direction, the Board's operational oversight and the Board's relationship with management. The results of this survey are prepared by the Secretary of the Corporation (without identifying individual directors) and reviewed by the Governance and Nominating Committee, which makes recommendations to the Board as required. The Board of Directors has decided not to evaluate individual Board members' contributions and effectiveness because it believes that doing so will detract from the cooperative and productive character of the Board.

9.     MANAGEMENT

Management's role

        The primary responsibility of management is to safeguard the Corporation's assets and to create wealth for shareholders. When performance is found to be inadequate, the Board has the responsibility to bring about appropriate change.

        Brookfield's governance practices are designed to encourage autonomy and effective decision making on the part of management, while ensuring appropriate oversight by the Board and its committees.

        Management of the Corporation is under the direction of the Chief Executive Officer. The Board has developed a position description of the Chief Executive Officer which is attached as an appendix to these Guidelines.

Management's relationship to the Board

        Senior management of the Corporation, primarily through the Chief Executive Officer, reports to and is accountable to the Board. At its meetings, the Board regularly engages in private sessions with the Chief Executive Officer without other members of senior management present.

        Business plans are developed to ensure the compatibility of shareholder, Board and management views on the Corporation's strategic direction, performance targets and utilization of shareholders' equity. A session of the Board is held each year to review the strategic initiatives and the business plan submitted by senior management. The Board's approval of the annual business plan then provides a mandate for senior management to conduct the affairs of the Corporation knowing it has the necessary Board support. Material deviations from the plan are reported to and considered by the Board.

Board access to management

        Information provided by management to directors is critical to their effectiveness. In addition to the reports presented to the Board at its regular and special meetings, the Board is also kept informed on a timely basis by management of corporate developments and key decisions taken by management in pursuing the Corporation's business plan and the attainment of its objectives. The directors periodically assess the quality, completeness and timeliness of information provided by management to the Board. Directors also have the opportunity to meet with senior management and to participate in work sessions to obtain further insight into the operations of the Corporation.

Management succession

        The Board in consultation with the Human Resources and Compensation Committee maintains a succession plan for the Chief Executive Officer and other members of senior management. The objective of the plan is to ensure the orderly succession of senior management, including providing for any required recruiting, training and development.

Management performance review and rewards

        The Human Resources and Compensation Committee annually reviews the position description of the Chief Executive Officer and establishes objectives against which his or her performance is reviewed, with his or her compensation or level being assessed against these pre-agreed objectives. Similar reviews and assessments are undertaken for other members of senior management in consultation with the Chief Executive Officer.

        Brookfield's compensation plans are based on maintaining a direct link between management rewards and the wealth created for shareholders. The Corporation attempts to reward the most senior executives with primary compensation earned through share appreciation. Annually, members of senior management receive allocations of share options to augment their compensation and to encourage further share ownership. Brookfield is also committed to maintaining periodic reviews of its compensation practices to ensure that management is fairly rewarded over time based on performance.

10.   COMMUNICATION AND DISCLOSURE POLICIES

        The Corporation has adopted a Disclosure Policy which summarizes its policies and practices regarding disclosure of material information to investors, analysts and the media. The purpose of this policy is to ensure that the Corporation's communications with the investment community are timely, consistent and in compliance with all applicable securities legislation. This Disclosure Policy is reviewed annually by the Board and available on the Corporation's Web site, www.brookfieldofficeproperties.com.

        The Corporation endeavors to keep its shareholders informed of its progress through a comprehensive annual report, annual information form, quarterly interim reports and periodic press releases. It also maintains a Web site that provides summary information about the Corporation and ready access to its published reports, press releases, statutory filings and supplementary information provided to analysts and investors. Directors and management meet with the Corporation's shareholders at the annual meeting and are available to respond to questions at that time. Shareholders who wish to contact the Chairman, Lead Independent Director or other Board members can do so directly or through the Secretary of the Corporation.

        The Corporation also maintains an investor relations program to respond to inquiries in a timely manner. Management meets on a regular basis with investment analysts, financial advisors and interested members of the public to ensure that accurate information is available to investors, including quarterly conference calls and webcasts to discuss the Corporation's financial results. The Corporation also endeavors to ensure that the media are kept informed of developments as they occur, and have an opportunity to meet and discuss these developments with the Corporation's designated spokespersons.

11.   DIRECTOR COMPENSATION

        Directors who are employees of the Corporation do not receive any compensation for service as directors of the Corporation.

        The Board of Directors, through the Governance and Nominating Committee, annually reviews the compensation paid to Independent Directors, taking into account the complexity of the Corporation's operations, the risks and responsibilities involved in being a director of the Corporation, the requirement to participate in scheduled and special Board meetings, expected participation on the Board's standing committees and the compensation paid to directors of comparable companies.

        Directors are reimbursed by the Corporation for reasonable travel expenses and other out-of-pocket expenses incurred in connection with their duties as directors.

12.   CODE OF BUSINESS CONDUCT AND ETHICS

        The Board of Directors encourages senior officers to create a culture of integrity throughout the organization. The Board expects all directors, officers and employees to conduct themselves in accordance with the highest ethical standards and to adhere to the Code which formally sets out standards for behaviour and practice. The Board of Directors monitors compliance with the Code, in part, through the whistle blowing procedures described therein which mandates that all directors, officers and employees report breaches of the Code and may do so anonymously using the Corporation's third-party independent whistleblower hotline if they prefer. Any waiver of the Code will only be granted in very exceptional circumstances. Exceptions for directors may only be made by the Governance and Nominating Committee and exceptions for employees (other than the Chief Executive Officer) must be approved by the Chief Executive Officer and exceptions for the Chief Executive Officer must be approved by the Chairman of the Board. Any waiver will be disclosed by the Corporation to the extent required by law, regulation or stock exchange requirement.

13.   PROHIBITION ON PERSONAL LOANS

        The Corporation will not, either directly or indirectly, including through its subsidiaries, extend or maintain credit, arrange for the extension of credit, or renew an extension of credit, in the form of a personal loan to or for any director or officer.

14.   INDEMNIFICATION AND INSURANCE

        In accordance with the by-laws of the Corporation and applicable laws, present and former directors and officers are each indemnified by the Corporation.

        In addition, the Corporation maintains directors and officers insurance. Under this insurance coverage, the Corporation and certain of its associated companies are reimbursed for indemnity payments made to directors or officers as required or permitted by law or under provisions of its by-laws as indemnity for losses, including legal costs, arising from acts, errors or omissions committed by directors and officers during the course of their duties as such. This insurance also provides coverage to individual directors and officers without any deductible if they are not indemnified by the Corporation. The insurance coverage for directors and officers has certain exclusions including, but not limited to, those acts determined to be deliberately fraudulent or dishonest or have resulted in personal profit or advantage.

15.   CONFLICTS OF INTEREST

        Each director is required to inform the Board of any potential or actual conflicts, or what might appear to be a conflict of interest he or she may have with the Corporation. If a director has a personal interest in a matter before the Board or a committee, he or she must not participate in any vote on the matter except where the Board or the committee has expressly determined that it is appropriate for him or her to do so.

CONTACT BOARD AND COMMITTEES

        The Board welcomes input and comments from shareholders of the Corporation. You may contact one or more members of the Board or its committees by writing to the Corporation's Secretary at:

Board of Directors of Brookfield Office Properties Inc.
c/o Brookfield Office Properties Inc.
Brookfield Place
250 Vesey Street, 15th Floor
New York, New York 10281-1023
U.S.A.

 APPENDIX

Position description of Chair

        The Chair of the Board of the Corporation is principally responsible for overseeing the operations and affairs of the Board. In fulfilling his or her responsibilities, the Chair will:

  (a)
  provide leadership to foster the effectiveness of the Board;

  (b)
  ensure there is an effective relationship between the Board and senior management of the Corporation;

  (c)
  ensure that the appropriate committee structure is in place and assist the Governance and Nominating Committee in making recommendations for appointments to such committees;

  (d)
  in consultation with the other members of the Board and the Chief Executive Officer, prepare the agenda for each meeting of the Board;

  (e)
  ensure that all directors receive the information required for the performance of their duties, including information relevant to each meeting of the Board;

  (f)
  chair Board meetings, including stimulating debate, providing adequate time for discussion of issues, facilitating consensus, encouraging full participation and discussion by individual directors and confirming that clarity regarding decision-making is reached and accurately recorded;

  (g)
  together with the Governance and Nominating Committee, ensure that an appropriate system is in place to evaluate the performance of the Board as a whole, the Board's committees and individual directors, and make recommendations to the Governance and Nominating Committee for changes when appropriate;

  (h)
  work with the Chief Executive Officer and other members of senior management to monitor progress on strategic planning, policy implementation and succession planning; and

  (i)
  provide additional services requested by the Board.

Position description of Lead Independent Director

        The Lead Independent Director will preside over all sessions of the Corporation's Independent Directors and is responsible for ensuring that matters raised during these meetings are reviewed with the full Board and Corporation's senior management and acted upon in a timely fashion. In addition, the Lead Independent Director performs the following functions:

  (a)
  consults with the Chair of the board on the preparation of the agenda for each meeting of the board; and

  (b)
  in consultation with the Chair, ensures that an appropriate system is in place to evaluate the performance of the board as a whole and its committees.

Position description of Chief Executive Officer

        The Chief Executive Officer of the Corporation is responsible for providing the leadership of the Corporation and, subject to the direction provided by the Board, managing the business and affairs of the Corporation. In fulfilling his or her responsibilities, the Chief Executive Officer will:

  (a)
  develop and present to the Board for approval a business plan for the Corporation, which includes the fundamental objectives and goals of the plan, the strategies to achieve the objectives and goals, the risks and alternatives to these strategies and specific steps and performance indicators which will enable the Board to evaluate management's progress on implementing such strategies and achieving the objectives and goals, and report regularly to the Board on the progress of the business plan;

  (b)
  develop and present to the Board for approval key financial and other performance goals for the Corporation's activities, and report regularly to the Board on the progress against these goals;

  (c)
  manage the operations of the Corporation in accordance with the business plan approved by the Board;

  (d)
  act as the primary spokesperson for the Corporation;

  (e)
  recommend to the Board the appointment or termination of senior management of the Corporation;

  (f)
  present to the Board for approval annually an assessment of the senior management of the Corporation together with a succession plan that provides for the orderly succession of senior management including the recruitment, training and development required;

  (g)
  together with the Corporation's Chief Financial Officer, establish and maintain disclosure controls and procedures and internal controls and procedures for financial reporting appropriate to ensure the accuracy and integrity of the Corporation's financial reporting and public disclosure; and

  (h)
  foster a corporate culture that promotes ethical practices and encourages individual integrity and social responsibility.

 APPENDIX L — VALUATIONS

Morgan Stanley Canada Limited 181 Bay Street Suite 3700 Toronto, Ontario M5J 2T3

December 19, 2013

The Independent Committee of the Board of Directors
Brookfield Office Properties Inc.
Brookfield Place
181 Bay Street, Suite 330
Toronto, ON
M5J 2T3

Attention:    Christie J.B. Clark and Paul J. Massey Jr.

Dear Sirs:

        Morgan Stanley Canada Limited ("Morgan Stanley", "we" or "our") understands that Brookfield Property Partners L.P. ("BPY"), and its indirect subsidiaries, Brookfield Property Split Corp. ("BOP Split") and Brookfield Office Properties Exchange LP ("Exchange LP" and collectively with BPY and BOP Split, the "Offerors") are proposing to make an offer, by way of a take-over bid, to purchase any or all of the common shares (the "BPO Common Shares") of Brookfield Office Properties Inc. ("BPO") not already owned by the Offerors (the "Offer"). We understand that BPY owns approximately 51% of BPO and that the Offer would constitute an "insider bid" for the purposes of Multilateral Instrument 61-101 — Protection of Minority Security Holders in Special Transactions ("MI 61-101"). We understand that under the Offer each holder of a BPO Common Share will be permitted to elect to receive consideration per BPO Common Share (the "Consideration") of either one non-voting limited partnership unit of BPY (a "BPY Unit") or $20.34 in cash, subject in each case to pro-ration. The total number of BPY Units that may be issued under the Offer and any compulsory acquisition or subsequent acquisition transaction shall not exceed 186,211,700 and the total amount of cash available under the Offer and any compulsory acquisition or subsequent acquisition transaction shall not exceed $1,865,507,718, which equates to approximately 67% and 33%, respectively, of the total number of BPO Common Shares on a fully diluted gross basis to be acquired under the Offer and any compulsory acquisition or subsequent acquisition transaction. Morgan Stanley further understands that Canadian holders of BPO Common Shares can elect to receive, in lieu of BPY Units, exchangeable limited partnership units of Exchange LP ("Exchange LP Units"). Each Exchange LP Unit will be exchangeable at any time on a one-for-one basis, at the option of the holder, for BPY Units, subject to their terms and applicable laws, and will provide a holder thereof with economic terms which are substantially equivalent to those of a BPY Unit. The above description is summary in nature. The specific terms and conditions of the Offer are to be described in the offer to purchase and take-over bid circular of the Offerors (the "BPY Circular") which are to be mailed to holders of the BPO Common Shares in connection with the Offer.

        Morgan Stanley further understands that the board of directors of BPO (the "Board") has appointed a committee (the "Independent Committee") comprised of members of the Board who are independent for the purposes of MI 61-101, to consider the Offer and to make recommendations to the Board with respect to the Offer. The Independent Committee has retained Morgan Stanley to provide financial advice and assistance to the Independent Committee in evaluating the Offer, including the preparation and delivery to the Independent Committee of a formal valuation of the BPO Common Shares (the "BPO Valuation") and of the BPY Units (the "BPY Valuation") (together, the "Valuations") in accordance with the requirements of MI 61-101 and under the supervision of the Independent Committee.

        All dollar amounts herein are expressed in United States dollars, unless stated otherwise.

ENGAGEMENT OF MORGAN STANLEY

        On October 11, 2013, the Independent Committee requested Morgan Stanley to submit a proposal with respect to providing formal valuations of the BPO Common Shares and the BPY Units. Following Morgan Stanley's submission of such a proposal on October 16, 2013, Morgan Stanley was invited to meet with the Independent Committee on October 23, 2013. The Independent Committee agreed to hire Morgan Stanley as announced in a press release on October 30, 2013, which was formalized in a letter agreement dated December 2, 2013 (the "Engagement Agreement"). On December 3, 2013, at the request of the Independent Committee, Morgan Stanley delivered the substance of the preliminary valuation analysis. On December 18, 2013, at the request of the Independent Committee, Morgan Stanley orally delivered the substance of the Valuations. These Valuations provide the same opinions, in writing, as of December 19, 2013.

        The Engagement Agreement provides for a payment to Morgan Stanley of a fee upon our delivery of our preliminary valuation analysis ($2.0 million), which was delivered on December 3, 2013, a fee upon our delivery of the Valuations ($2.2 million) and a fee upon our delivery of each subsequent financial opinion ($500,000), if requested by the Independent Committee. None of the fees payable to us under the Engagement Agreement are contingent upon the conclusions reached by us in the Valuations or in any subsequent financial opinion, or the completion of the Offer. In addition, BPO has agreed to reimburse Morgan Stanley for our reasonable out-of-pocket expenses and to indemnify Morgan Stanley in respect of certain liabilities that might arise out of our engagement. The fees payable to Morgan Stanley pursuant to the Engagement Agreement are not financially material to Morgan Stanley.

        Subject to the terms of the Engagement Agreement, Morgan Stanley consents to the inclusion of the Valuations in the BPY registration statement on Form F-4, the BPY Circular and in the directors' circular of BPO (the "Directors' Circular"), with a summary thereof, in a form acceptable to Morgan Stanley, and to the filing thereof with the applicable Canadian and United States securities regulatory authorities.

CREDENTIALS OF MORGAN STANLEY

        Morgan Stanley and its affiliated entities is a global financial services firm engaged in the securities, investment management and individual wealth management businesses. Our securities business is engaged in securities underwriting, trading and brokerage activities, foreign exchange, commodities and derivatives trading, prime brokerage, as well as providing investment banking, financing and financial advisory services.

        The Valuations are the opinions of Morgan Stanley and their form and content have been approved by a committee of senior investment banking professionals of Morgan Stanley, each of whom is experienced in merger, acquisition, divestiture, valuation and fairness opinion matters. The Valuations have been prepared in accordance with the Disclosure Standards for Formal Valuations and the Fairness Opinions of the Investment Industry Regulatory Organization of Canada (the "Organization") but the Organization has not been involved in the preparation or review of the Valuations.

INDEPENDENCE OF MORGAN STANLEY

        Morgan Stanley confirms that: (i) we and our affiliated entities are not an issuer insider, associated entity nor an affiliated entity of any interested party as each such term is used in MI 61-101; (ii) we and our affiliated entities are not acting as a financial advisor to any interested party in respect of the Offer; (iii) our compensation under the Engagement Agreement does not depend in whole or in part on the conclusion reached in the Valuations or the outcome of the Offer; (iv) we and our affiliated entities will not act as manager or co-manager of any soliciting dealer group formed by any interested party in connection with the Offer nor will we, as a member of any such group, perform services beyond customary soliciting dealer's functions nor will we receive more than the per security or per securityholder fee payable to other members of the group; and (v) we and our affiliated entities do not have any material financial interest in the completion of the Offer.

        Prior to entering into the Engagement Agreement, Morgan Stanley or its affiliated entities have provided various financial advisory services to BPO, Brookfield Asset Management Inc. ("BAM"), and certain of their respective affiliated entities in connection with transactions unrelated to the Offer. The fees paid to Morgan Stanley or its affiliated entities, as applicable, in connection with the foregoing activities, together with the fees payable to Morgan Stanley pursuant to the Engagement Agreement, are not, in the aggregate, financially material to Morgan Stanley and its affiliated entities. Morgan Stanley and its affiliates act as traders and dealers, both as principals and agents, in major financial markets and, as such, may have had, and may in the future have, positions in the securities of BPO or BPY or their affiliates and, from time to time, may have executed, or may execute, transactions on behalf of such entities. As investment dealers, Morgan Stanley and its affiliates conduct research on securities and may, in the ordinary course of business, provide research reports and investment advice to their clients on investment matters, including matters with respect to the Offer, BPO, BPY and their respective affiliates. There are no understandings or agreements between Morgan Stanley and its affiliated entities, BPO and its associated or affiliated entities or BPY and its associated or affiliated entities with respect to future financial advisory or investment banking business. Morgan Stanley and its affiliated entities may in the future, in the ordinary course of business, perform financial advisory or investment banking services for such entities.

SCOPE OF REVIEW

        In connection with the Valuations, Morgan Stanley reviewed and relied upon (subject to the exercise of professional judgment, and except as expressly described herein, without attempting to verify independently the completeness or accuracy of) or carried out, among other things, the following:

  1)
  interim reports, including the comparative unaudited financial statements and management's discussion and analysis, of BPO for the three and six months ended June 30, 2013 and the three and nine months September 30, 2013;

  2)
  annual reports, comparative audited annual financial statements, management's discussion and analysis, annual information forms and management information circulars of BPO for the fiscal years ended December 31, 2012, 2011 and 2010;

  3)
  annual report on Form 20-F of BPY dated April 30, 2013 including the accompanying financial statements;

  4)
  interim reports, including the comparative unaudited financial statements and management's discussion and analysis, of BPY for the three and six months ended June 30, 2013 and the three and nine months ended September 30, 2013;

  5)
  quarterly supplemental reports for the three months ended June 30, 2013 and September 30, 2013 for BPY and BPO, as well as a review of quarterly earnings call transcripts for the three months ended June 30, 2013 and September 30, 2013;

  6)
  press releases, material change reports and other regulatory filings made by BPO and BPY during the past three years;

  7)
  management-prepared operating and financial projections for BPO and BPY;

  8)
  various BPY investor presentations including a September 2013 Investor Presentation regarding the Offer; a November 2013 Investor Presentation regarding BPY's investment in General Growth Properties, Inc. ("GGP"); and monthly corporate profiles from September to December 2013;

  9)
  publicly available information regarding GGP, Rouse Properties, Inc. ("RSE"), the Canary Wharf Group plc ("CWG"), affiliates of BPO and BPY such as BAM, Brookfield Canada Office Properties, Brookfield Prime Property Fund, Brookfield Renewable Energy Partners L.P, and Brookfield Infrastructure Partners L.P., and certain other funds in which BPY has investments;

  10)
  review of due diligence files contained in a data room prepared by each of BPO and BPY, including such items as internal business plans, International Finance Reporting Standards (IFRS) valuations, asset, tenant, leasing, development and redevelopment project information, fund investor reports, asset appraisals, investment committee memos, tax disclosure, and debt, preferred stock, capital securities, and equity details, including shares, units, unit equivalents, and options outstanding;

  11)
  discussions with management of each of BPO and BPY regarding the primary assets, operations, and businesses of each of BPO and BPY, and other issues deemed relevant by Morgan Stanley;

  12)
  due diligence sessions and calls with senior management of each of BPO and BPY;

  13)
  meetings and discussions with the Independent Committee;

  14)
  discussions with legal counsel to the Independent Committee;

  15)
  various research publications prepared by equity research analysts, industry sources, and credit rating agencies regarding BPO and BPY, the commercial real estate and office and mall property industries, and other public companies, as Morgan Stanley deemed relevant;

  16)
  public information relating to the business, operations, financial performance and stock trading history of each of BPO and BPY, and other selected public companies, as Morgan Stanley considered relevant;

  17)
  public information with respect to certain other transactions of a comparable nature, as Morgan Stanley considered relevant;

  18)
  certificates addressed to Morgan Stanley, dated as of the date hereof, from two senior officers of each of BPO and BPG LLC (as defined below) as to the completeness and accuracy of the information provided to Morgan Stanley by BPO and BPY, respectively; and

  19)
  such other corporate, industry, and financial market information, investigations and analyses as Morgan Stanley considered necessary or appropriate in the circumstances.

        Morgan Stanley has not, to the best of its knowledge, been denied access by BPO or BPY to any information requested by Morgan Stanley. Morgan Stanley did, however, request certain non-public information regarding certain entities in which BPY has an investment for purposes of the BPY Valuation, including with respect to GGP, RSE, and certain private funds. BPY advised Morgan Stanley that it was legally precluded from providing such information to Morgan Stanley and, as such and with the permission of the Independent Committee, Morgan Stanley has relied upon publicly available information with respect to these entities and discussions with BPY with respect to its strategy for these investments for the purposes of the BPY Valuation.

PRIOR VALUATIONS

        Each of BPO and BPY has represented to Morgan Stanley that there are no prior valuations (as defined in MI 61-101) of BPO or BPY or of their respective securities or material assets, which have been prepared as of a date within two years preceding the date hereof.

ASSUMPTIONS AND LIMITATIONS

        The Valuations are subject to the assumptions and limitations set out below.

        With the Independent Committee's acknowledgement and agreement as provided for in the Engagement Agreement, Morgan Stanley has relied upon the accuracy, completeness and fair presentation of all data and other information obtained by it from public sources or provided to it by or on behalf of BPO and BPY, or otherwise obtained by Morgan Stanley, including the certificates identified below (collectively, the "Information"). The Valuations are conditional upon such accuracy, completeness and fair presentation. Subject to the exercise of professional judgment, and except as expressly described herein, Morgan Stanley has not attempted to verify independently the accuracy, completeness of fair presentation of any of the Information. Without limiting the generality of the foregoing, our description of BPO, BPY and of their respective assets, businesses and operations are derived from information that we have obtained from BPO, BPY or their respective affiliates or advisors or from publicly available sources. We have not met separately with the independent auditors of BPO or BPY in connection with preparing the Valuations, and, with the Independent Committee's permission, we have assumed the accuracy and fair presentation of, and relied upon, BPO's and BPY's audited financial statements and the reports of the auditors thereon and BPO's and BPY's interim unaudited financial statements.

        With respect to the budgets, forecasts, projections and/or estimates provided to Morgan Stanley and used in its analyses, Morgan Stanley notes that projecting future results is inherently subject to uncertainty. Morgan Stanley has assumed, however, that such budgets, forecasts, projections and/or estimates were prepared using the assumptions identified therein which Morgan Stanley has been advised are (or were at the time of preparation and continue to be), in the opinion of BPO or BPY, as applicable, reasonable in the circumstances and were prepared on a basis reflecting the best currently available estimates and judgments of management of BPO and BPY, respectively. Senior officers of BPO and Brookfield Property Group LLC ("BPG LLC"), a manager of BPY (where we refer to BPY management herein, we are referring to management of BPG LLC as a manager of BPY), have represented to Morgan Stanley in certificates dated December 19, 2013, among other things, that to the best of their knowledge, information and belief after due inquiry (as it relates to BPO in the case of representations by senior officers of BPO, and BPY in the case of representations by senior officers of BPG LLC):

  1)
  BPO and BPG LLC have no information or knowledge of any facts, not specifically provided to Morgan Stanley relating to BPO or BPY, or any of their subsidiaries or their respective assets, liabilities, affairs, business, operations, prospects or condition (financial or otherwise) which would reasonably be expected to affect the Valuations in any material respect;

  2)
  subject to (4) below regarding budgets, forecasts, projections and estimates, the Information provided orally by, or in the presence of, an officer of BPO or BPG LLC or in writing by BPO or BPG LLC or by any of BPO's or BPY's respective subsidiaries or their respective advisors or agents to Morgan Stanley for the purpose of preparing the Valuations is, or in the case of historical Information, was at the date of preparation, complete, true and accurate in all material respects, and does not and did not contain any untrue statement of a material fact in respect of BPO, BPY, and their respective subsidiaries or the Offer and does not and did not omit to state a material fact in respect of BPO, BPY and their respective subsidiaries or the Offer necessary to make the Information or any statement therein not misleading in light of the circumstances under which the Information was provided or any such statement was made;

  3)
  since the date on which the Information was provided to Morgan Stanley, except as disclosed in writing to Morgan Stanley, there has been no material change, financial or otherwise, in the financial condition, assets, liabilities (contingent or otherwise), business, operations or prospects of BPO, BPY and of their respective subsidiaries, each taken as a whole, and no material change has occurred in the Information or any part thereof which would have or which would reasonably be excepted to have a material effect on the Valuations and there is no plan or proposal by either BPO or BPY for any material change in the respective financial condition, assets, liabilities (contingent or otherwise), business, operations or prospects of BPO, BPY or any of their respective subsidiaries which has not been disclosed to Morgan Stanley;

  4)
  with respect to any portion of the Information that constitute budgets, forecasts, projections and/or estimates, such budgets, forecasts, projections and/or estimates: (a) were prepared using the assumptions identified therein, which in the reasonable belief of management of BPO and BPG LLC are (or were at the time of preparation and continue to be) reasonable in the circumstances; (b) were prepared on a basis reflecting the best currently available estimates and judgments of management of BPO and BPG LLC as to matters covered thereby at the time thereof; (c) reasonably present the views of management of BPO and BPG LLC of the financial prospects and forecasted performance of BPO and BPY and their respective subsidiaries and are consistent, in all material respects, with the historical operating experience of each of BPO and BPY and their respective subsidiaries; and (d) are not, in the reasonable belief of management of BPO and BPG LLC, misleading in any material respect in light of the assumptions used or in light of any developments since the time of their preparation;

  5)
  the contents of each of BPO's and BPY's public disclosure documents, as of their respective dates, were true and correct in all material respects and did not contain any misrepresentation and such disclosure documents complied in all material respects with all requirements under applicable laws as of their respective dates;

  6)
  there are no prior valuations (as defined in MI 61-101) of BPO or BPY, or of their respective securities or material assets, which have been prepared as of a date within two years preceding the date hereof;

  7)
  there have been no written, or to the best of BPO and BPG LLC's knowledge, verbal, offers for or proposed transactions involving all or a material part of the properties and assets owned by, or the securities of, BPO, BPY or any of their respective subsidiaries and no negotiations have occurred relating to any such offers or transactions within two years preceding the date on which the Offer was first publicly announced by BPY which have not been disclosed to Morgan Stanley (and which, in the case of BPY, would reasonably be expected to affect the BPY Valuation in any material respect);

  8)
  other than as disclosed in the Information, neither BPO, BPY or any of their respective subsidiaries has any material contingent liabilities and there are no actions, suits, claims, proceedings, investigations, or inquiries pending or, to the best of BPO's and BPG LLC's knowledge, threatened against or affecting the Offer, BPO, BPY or any of their respective subsidiaries at law or in equity or before or by any federal, national, provincial, state, municipal or other governmental department, commission, bureau, board, agency or instrumentality which would reasonably be expected to, in any way, materially adversely affect BPO, BPY and their respective subsidiaries, each taken as a whole, or the Offer;

  9)
  there are no agreements, undertakings, commitments or understandings (whether written or oral, formal or informal) relating to the Offer, except as have been disclosed to Morgan Stanley (and, in the case of BPO, to its knowledge);

  10)
  BPO and BPG LLC have no knowledge of any material non-public information concerning the securities of BPO or BPY, or the assets, liabilities, affairs, prospects or condition (financial or otherwise) of BPO, BPY and their subsidiaries, each considered on a consolidated basis, that has not been generally disclosed, except such information that has been disclosed to Morgan Stanley by BPO or BPG LLC; and

  11)
  in respect of BPY, BPG LLC has not provided any non-public information to Morgan Stanley with respect to GGP and RSE as BPG LLC is legally precluded from doing so and any representations and certifications contained in BPY's certificate with respect to GGP and RSE were made to the knowledge of BPG LLC.

        In preparing the Valuations, Morgan Stanley has made several assumptions, including that conditions precedent to the completion of the Offer can be satisfied in due course, all consents, permissions, exemptions or orders of relevant third parties or regulatory authorities will be obtained, without adverse condition or qualification, the procedures being followed to implement the Offer are valid and effective, the BPY Circular and the Directors' Circular will be distributed to the securityholders of BPO entitled to receive them in accordance with the applicable laws, the disclosure in the BPY Circular and the Directors' Circular will be accurate in all material respects and will comply, in all material respects, with the requirements of all applicable laws and the BPY Units to be distributed to holders of BPO Common Shares as consideration under the Offer will be freely tradeable by such holders substantially concurrently with the acquisition of the BPO Common Shares by BPY pursuant to the Offer. In its analysis in connection with the preparation of the Valuations, Morgan Stanley made numerous assumptions with respect to industry performance, general business and economic conditions, and other matters, many of which are beyond the control of Morgan Stanley, BPO or BPY.

        In preparing the BPY Valuation, and with the permission of the Independent Committee, Morgan Stanley assumed that the Offer will result in the Offerors acquiring 100% of the BPO Common Shares not already owned by the Offerors.

        The Valuations are conditional upon all of Morgan Stanley's assumptions being correct and there being no "misrepresentation" (as defined in the Securities Act (Ontario)) in any Information.

        Morgan Stanley is not a legal, tax or accounting expert, and Morgan Stanley expresses no opinion concerning any legal, tax or accounting matters concerning the Offer or the sufficiency of this letter for the purposes of the Independent Committee or the Board.

        The Valuations have been provided for the use of the Independent Committee and are not intended to be, and do not constitute, a recommendation that any holders of BPO Common Shares tender their BPO Common Shares pursuant to the Offer. The Valuations may not be used by any other person or relied upon by any other person other than the Independent Committee and the Board without the express prior written consent of Morgan Stanley. The Valuations do not address the relative merits of the Offer as compared to other transactions or business strategies that might be available to BPO. Morgan Stanley expresses no opinion with respect to the future trading prices of securities of BPO or BPY. The Valuations are rendered as of December 19, 2013 on the basis of securities markets, economic and general business and financial conditions prevailing on that date and the condition and prospects, financial and otherwise, of BPO, BPY and their respective subsidiaries and affiliates as they were reflected in the Information provided to Morgan Stanley. Any changes therein may affect the Valuations and, although Morgan Stanley reserves the right to change or withdraw the Valuations in such event, it disclaims any undertaking or obligation to advise any person of any such change that may come to its attention, or update the Valuations after such date. In preparing the Valuations, Morgan Stanley was not authorized to solicit, and did not solicit, interest from any other party with respect to the acquisition of BPO Common Shares or other securities of BPO, or any business combination or other extraordinary transaction involving BPO, nor did Morgan Stanley negotiate with any party in connection with any such transaction involving BPO.

        The preparation of a valuation is a complex process and is not necessarily amenable to partial analysis or summary description. Morgan Stanley believes that its analyses must be considered as a whole and that selecting portions of the analyses or the factors considered by it, without considering all factors and analyses together, could create an incomplete view of the process underlying the Valuations. Accordingly, the Valuations should be read in their entirety.

OVERVIEW OF BPO

        As of September 30, 2013, BPO owns, develops and manages premier office properties in the United States, Canada, Australia and the United Kingdom. BPO's portfolio is comprised of interests in 109 properties totaling 80 million square feet in the downtown cores of New York, Washington, D.C., Houston, Los Angeles, Denver, Seattle, Toronto, Calgary, Ottawa, London, Sydney, Melbourne and Perth. Landmark properties include: the Brookfield Places in New York, Toronto and Perth; Bank of America Plaza in Los Angeles; Bankers Hall in Calgary; and Darling Park in Sydney. The majority of BPO's assets are not wholly-owned. These non-wholly owned assets are held within private funds structures, within publicly-traded entities (such as Brookfield Canada Office Properties in Canada and the Brookfield Prime Property Fund in Australia) or through property-level joint ventures.

        BPO has a development pipeline and land bank in sites across the United States ("U.S."), Canada, Australia and the United Kingdom ("U.K."). Active developments include: the development site Manhattan West in New York City; Bay Adelaide Centre East in Toronto; Brookfield Place East and West in Calgary; and Brookfield Place Tower 2 in Perth. BPO is also the operating partner of and co-investor in Wynyard Properties Holding Limited, an Australian investment held within Brookfield Strategic Real Estate Partners ("BSREP"), the opportunity fund sponsored by BAM.

        BPO derives fee income from the management of funds and assets in which it has a partial interest, including the U.S. Office Fund, the Canadian Office Fund, the Downtown LA Fund (the "DTLA Fund") and various property-level partnerships.

        BPO also has a minority ownership position in a global facilities management and services entity (the "Management Entity") which includes Brookfield Johnson Controls Canada ("BJCC"), Brookfield Johnson Controls Australia ("BJCA"), Brookfield Residential Services Limited ("BRSL") and the Middle East FM Business (the "Middle East Business"). BPO previously held partial interests in BJCC and BRSL, and contributed them into the Management Entity as of October 2013. BAM simultaneously contributed its interests in BJCC, BJCA and the Middle East Business to the Management Entity.

        The BPO Common Shares are listed on the New York Stock Exchange (the "NYSE") and the Toronto Stock Exchange (the "TSX") under the symbol "BPO".

OVERVIEW OF BPY

        BPY was established on January 3, 2013 as a Bermuda exempted limited partnership registered under the Bermuda Limited Partnership Act of 1883, as amended, and the Bermuda Exempted Partnerships Act of 1992, as amended. BPY is a commercial real estate owner, operator and investor operating globally. BPY's diversified portfolio includes interests in over 300 office and retail properties encompassing approximately 250 million square feet. In addition, BPY has interests in over 20,000 multi-family units, 64 million square feet of industrial space and an 18 million square foot office development pipeline.

        In terms of investments, BPY owns direct real estate and development assets in Australia, New Zealand, the U.K., and Brazil. The majority of BPY's assets in New Zealand are owned through the Multiplex New Zealand Property Fund. BPY also has equity interests in private and public companies such as BPO, GGP, RSE and CWG. Finally, BPY has limited partnership ("LP") interests in eleven real estate funds, including four opportunity funds, three real estate finance funds and four sector-specific funds.

        BPY's sole direct investment is its limited partnership interest in Brookfield Property L.P., which holds BPY's real estate assets through primary holding subsidiaries which indirectly hold all of BPY's interests in its real estate assets.

        The BPY Units are listed on the NYSE and the TSX under the symbols "BPY" and "BPY.UN", respectively.

DEFINITION AND APPROACH TO FAIR MARKET VALUE

        The Valuations are based upon techniques and assumptions that Morgan Stanley considers appropriate in the circumstances for the purposes of arriving at an opinion as to the range of fair market values of the BPO Common Shares and the range of fair market values of the BPY Units. Morgan Stanley approached the Valuations in accordance with MI 61-101, which, in the case of an insider bid such as the Offer, requires the valuator to make a determination as to the "fair market value" of not only the affected securities (i.e. the BPO Common Shares), but also the non-cash consideration (except in certain circumstances outlined in MI 61-101), to be received pursuant to the Offer. Morgan Stanley has therefore been requested by the Independent Committee to determine, and it has determined, the fair market value of the BPY Units as part of the Valuations.

        MI 61-101 defines "fair market value" as the monetary consideration that, in an open and unrestricted market, a prudent and informed buyer would pay a prudent and informed seller, each acting at arm's length with the other and under no compulsion to act. In accordance with MI 61-101, Morgan Stanley has made no downward adjustment to the fair market value of the BPO Common Shares to reflect the liquidity of the BPO Common Shares, the effect of the Offer on the BPO Common Shares, or the fact that the BPO Common Shares held by minority shareholders do not form part of a controlling interest. Consequently, the BPO Valuation provides a conclusion on a per BPO Common Share basis with respect to BPO's "en bloc" value, being the price at which all of the BPO Common Shares could be sold to one or more buyers at the same time.

        As Exchange LP was established for the sole purpose of the Offer, the Exchange LP Units will be exchangeable at any time on a one-for-one basis, at the option of the holder, for BPY Units, subject to their terms and applicable laws, and, as Morgan Stanley understands it, will provide a holder thereof with economic terms which are substantially equivalent to those of a BPY Unit, Morgan Stanley believes that the fair market value of a BPY Unit is an appropriate indicator of the expected fair market value of the Exchange LP Units.

BPO VALUATION APPROACH AND METHODOLOGIES

        In determining the fair market value of the BPO Common Shares, Morgan Stanley relied primarily on the net asset value ("NAV") approach. As secondary methodologies, Morgan Stanley considered the comparable trading approach, the precedent transactions approach and the dividend discount model ("DDM") approach. Finally, Morgan Stanley reviewed and considered valuation reference points such as the 52-week trading range of the BPO Common Shares, equity research analysts' price targets and NAV estimates of the BPO Common Shares, and BPO's IFRS valuations as provided by BPO management.

APPLICATION OF VALUATION METHODOLOGIES TO THE BPO COMMON SHARES

Net Asset Value Analysis

        The NAV methodology ascribes a separate value for each category of asset and liability, utilizing the methodology appropriate in each case based on the unique characteristics of each asset. The sum of total assets less total liabilities yields the NAV. As Morgan Stanley does not consider a NAV analysis a liquidation analysis, it has not included frictional costs that may be incurred in the liquidation of the assets such as transaction costs or tax leakage in the subsequent analysis. In preparing BPO's NAV analysis, Morgan Stanley relied on financial projections as prepared by BPO management.

        The key components of BPO's NAV are as follows:

  •
  Operating real estate

  •
  Redevelopment and development projects

  •
  Real estate funds/asset management business

  •
  Services business

  •
  Cash and net other assets

  •
  Debt, mark-to-market on debt, capital securities, and preferred stock

Operating Real Estate

        Operating real estate includes office assets located in the U.S., Canada, Australia, and the U.K. Based on each asset's profile, Morgan Stanley applied either a range of select nominal capitalization rates to 2014 net operating income as estimated by BPO management, or employed a discounted cash flow ("DCF") approach. In this approach, unlevered cash flows over a specific forecast period are discounted at a specific rate to determine the present value of the unlevered cash flows. The present value of a terminal value, representing the value of cash flows beyond the end of the forecast period, is added to arrive at a total aggregate value. For assets with respect to which Morgan Stanley employed a DCF approach, Morgan Stanley determined the terminal value by applying a reversionary cap rate to the year following the end of the forecast period's net operating income.

        For those assets with respect to which Morgan Stanley employed a DCF approach, Morgan Stanley relied upon the unlevered cash flow projections prepared by BPO management. In determining the length of each asset's forecast period, Morgan Stanley took into account such factors as the asset's expected occupancy, anticipated tenant turnover and re-leasing expectations as provided by BPO management, and the timing of certain redevelopment projects, resulting in a weighted average hold period of 6.4 years. For each market, Morgan Stanley selected a range of discount rates and reversionary cap rates based on third-party data providers and Morgan Stanley's review of discount rates and reversionary cap rates used by BPO management in its quarterly International Finance Reporting Standards ("IFRS") valuations. In certain cases, Morgan Stanley made adjustments to the resulting range of market discount rates and reversionary capitalization rates to reflect each asset's unique characteristics, the length of the DCF period, and Morgan Stanley's knowledge of current real estate pricing parameters. As a result, the range of market discount rates ranged from a weighted average 7.4% to a weighted average of 7.9% and the range of market reversionary cap rates ranged from a weighted average of 5.9% to a weighted average 6.3%. Morgan Stanley then made adjustments to each asset's resulting gross asset value to reflect BPO's proportionate ownership in each asset, net of non-controlling interests.

        For those assets with respect to which Morgan Stanley applied a range of nominal capitalization rates to 2014 estimated net operating income, Morgan Stanley selected a range of nominal capitalization rates for each market based on third-party data providers and select precedent transactions. In certain cases, Morgan Stanley made adjustments to the resulting range of market capitalization rates to reflect each asset's unique characteristics and Morgan Stanley's knowledge of current real estate pricing parameters. As a result, the range of market nominal capitalization rates Morgan Stanley applied to 2014 estimated net operating income ranged from a weighted average of 5.5% to a weighted average of 5.9%. Morgan Stanley then made adjustments to each asset's resulting gross asset value to reflect BPO's proportionate ownership in each asset, net of non-controlling interests.

        As a result of these approaches, Morgan Stanley determined the fair market value of the operating real estate to be in the range of $22,845 million to $24,602 million.

Development and Redevelopment Projects

        BPO's development and redevelopment assets include the 450 West 33rd Street property undergoing redevelopment, the Manhattan West parcel adjacent to 450 West 33rd Street, Bay Adelaide East in Toronto, Brookfield Place East in Calgary, Brookfield Place South in Perth, and other development assets and land held for development in the U.S., Canada, Australia and the U.K. In determining the fair market value of the development and redevelopment assets, Morgan Stanley considered the residual land value approach, the DCF approach, the cost basis approach, and also comparable land valuation metrics, as appropriate. Morgan Stanley also reviewed BPO's third-quarter 2013 IFRS values for these projects. As a result of these approaches, Morgan Stanley determined the fair market value of these projects to be in the range of $1,659 million to $2,024 million.

Real Estate Funds/Asset Management Business

        BPO has three funds with institutional investors that invest in office assets across specific geographies. The Canadian Fund, formed in 2005, owns Canadian office buildings that were acquired as part of BPO's acquisitions of O&Y Properties Corporation and of the assets and liabilities of O&Y Real Estate Investment Trust. The U.S. Office Fund, formed in October 2006, owns U.S. office buildings that were acquired as part of BPO's acquisitions of Trizec Properties, Inc. and Trizec Canada Inc. The DTLA Fund, formed in October 2013, consists of assets acquired as part of BPO's acquisition of MPG Office Trust, Inc. ("MPG"), as well as other downtown Los Angeles assets previously owned by BPO that were contributed to the DTLA Fund at the time of the MPG acquisition. These funds are all managed by BPO, which receives asset management fees, transaction-related fees for development, redevelopment, and leasing activities, and incentive fees. BPO also owns assets in property level joint-ventures, and receives similar fees on those assets. Morgan Stanley has valued these asset management-related fees by applying a 50% margin to 2014 fees as estimated by BPO management. Morgan Stanley then applied a range of EBITDA multiples (7.0x — 9.0x) selected based on its review of third-party research. As a result, Morgan Stanley determined the fair market value of the fees BPO receives from its real estate asset management function to be in the range of $158 million to $203 million.

Services Business

        BPO has an approximate 22% interest in the Management Entity, which collectively owns BJCC, BJCA, BRSL and the Middle East Business, all of which are facilities management businesses. Morgan Stanley has valued these businesses by applying a range of EBITDA multiples (7.0x — 9.0x) selected based on its review of third-party research to 2014 EBITDA as estimated by BPO management. Morgan Stanley used a foreign exchange rate of 1.0575 CAD$ to 1 USD in its valuation of BPO's Service Business. As a result, Morgan Stanley determined the fair market value of these businesses to be in the range of $64 million to $83 million.

Cash and Net Other Assets

        Morgan Stanley included BPO's proportionate share of cash, net of non-controlling interests, as stated in BPO's third-quarter 2013 financial statements. This figure was then adjusted for the funding of BPO's acquisitions of One North End Avenue (New York), 685 Market Street (San Francisco) and the remaining 50% interest in 125 Old Broad Street (London), all which occurred following the end of the third quarter of 2013. Morgan Stanley also included BPO's proportionate share of accounts receivable and other assets, restricted cash, deposits, accounts payable, and accrued liabilities, net of non-controlling interests, as stated in BPO's third-quarter 2013 financial statements. This figure was then adjusted for BPO's proportionate share of additional net working capital from the MPG acquisition, which closed following the end of the third-quarter of 2013. As a result, Morgan Stanley determined cash and net other assets to be $80 million.

Debt, Capital Securities, Preferred Equity, and Mark-to-Market

        BPO's proportionate share of total debt outstanding is $12,857 million, which includes $11,997 million outstanding as of September 30, 2013 as well as adjustments for BPO's acquisitions of MPG, One North End

Avenue, 685 Market Street and the remaining 50% interest in 125 Old Broad Street. Based upon materials prepared by BPO and reviewed by Morgan Stanley, the mark-to-market on BPO's debt is estimated to be $342 million and the mark-to-market on BPO's hedges is estimated to be $109 million.

        BPO has four series of capital securities outstanding totaling $644 million. BPO has preferred securities outstanding totaling of $1,701 million, of which $1,542 million represents BPO's outstanding securities as of September 30, 2013 and $159 million represents BPO's proportionate share of MPG's preferred securities and accrued preferred dividends resulting from the MPG acquisition. As a result, Morgan Stanley determined the fair market value of the debt, capital securities, preferred equity and mark-to-market of select securities to be $15,653 million.

Total Shares Outstanding

        As of September 30, 2013, 527,290,471 BPO Common Shares were issued and outstanding on a fully diluted gross basis including options determined to be in-the-money as of December 16, 2013 (510,567,181 on a net basis).

Net Asset Value — Conclusion

        Based on the foregoing, by subtracting the sum of BPO's total liabilities from the sum of its total assets, Morgan Stanley has determined a range of $17.93 per BPO Common Share to $22.21 per BPO Common Share under the NAV analysis.

Comparable Companies Analysis

        Using publicly available information including equity research analyst estimates, Morgan Stanley reviewed and analyzed certain trading multiples of the following select real estate companies:

        U.S.

  •
  Boston Properties, Inc.
  •
  Douglas Emmett, Inc.
  •
  Empire State Realty Trust, Inc.
  •
  Forest City Enterprises, Inc.
  •
  Kilroy Realty Corp.
  •
  SL Green Realty Corp.
  •
  Vornado Realty Trust

        Canada

  •
  Dundee Real Estate Investment Trust

        Australia

  •
  Commonwealth Property Office Fund
  •
  DEXUS Property Group
  •
  Investa Office Fund

        While Morgan Stanley did not consider any of the companies reviewed to be identical to BPO, Morgan Stanley believed that they shared similar business characteristics to those of BPO and relied upon its professional judgment in selecting the most appropriate trading multiples. Morgan Stanley considered funds from operations ("FFO") multiples for 2014E and premium/discount to Green Street Advisors' net asset value for select U.S. real estate companies to be the most appropriate trading metrics for BPO. As summarized below, Morgan Stanley selected the following multiple ranges for BPO. These ranges reflect the ranges of select U.S. real estate companies adjusted for observed historical discounts BPO has traded at relative to these companies.

Implied BPO Valuation — Comparable Companies

	2014E P/FFO		Premium/Discount to NAV
Selected Range of Multiples
Low	13.3x		(23.4%	)
High	17.2x		(15.9%	)
Imputed Share Price	Low	$13.56	High		$17.54

        Given that publicly traded company values generally reflect minority discount values rather than "en bloc" values, Morgan Stanley considered the comparable companies analysis to be a secondary approach for determining the fair market value of the BPO Common Shares.

Precedent Transactions Analysis

        Morgan Stanley reviewed the purchase prices paid in select precedent transactions involving office companies over the last ten years. Based on publicly available information, Morgan Stanley identified and reviewed 17 publicly announced transactions involving companies in the office real estate sector with a value of greater than $150 million. Morgan Stanley also reviewed the purchase prices paid in select precedent transactions involving minority buyouts of Canadian companies over the last ten years. Based on publicly available information, Morgan Stanley identified and reviewed four publicly announced transactions involving minority buyouts of Canadian companies.

        For both sets of transactions, Morgan Stanley reviewed the premiums paid to the target companies' unaffected stock prices (defined as the average ten day stock price five days prior to the earliest date of the deal announcement, announcement of a competing bid or market rumors in certain transactions, as appropriate) for the selected precedent transactions. The overall observed bottom quartile and top quartile unaffected stock price premiums paid in such selected transactions were 10.0% and 20.8%, respectively.

Precedent Transactions Analysis

		Selected Range			Implied Share Price
	# of Transactions	25% Quartile	75% Quartile	BPO Unaffected Share Price
					Low	High
Premium/(Discount) to Unaffected Price	21	10.0%	20.8%	$16.74	$18.42	$20.23

        Based on Morgan Stanley's professional judgment, no company or transaction utilized in the precedent transaction analysis may be considered directly comparable to BPO or the Offer. As a result, Morgan Stanley considered the precedent transactions approach to be a secondary approach for determining the fair market value of the BPO Common Shares.

Dividend Discount Model Analysis

        Morgan Stanley performed a DDM analysis using four-year dividend projections as provided by BPO management. In this approach, dividend projections are discounted at a specific rate to determine the present value of the dividend stream. The present value of a terminal value, representing the value of dividends beyond the end of the forecast period, is added to arrive at a total equity value. Morgan Stanley also analyzed dividend payout ratios based on four-year FFO and adjusted FFO projections as provided by BPO management.

        Morgan Stanley calculated a range of terminal values by applying a range of FFO multiples to the fifth year's estimated FFO as provided by BPO management. An FFO multiple range of 13.3x to 17.2x was selected based on Morgan Stanley's professional judgment, which included an analysis of the FFO multiples of other comparable companies. Morgan Stanley then discounted the resulting terminal value, along with the dividends over the four-year forecast period, to present value using equity discount rates ranging from 9.6% to 10.6%. These equity discount rates were the result of a capital asset pricing model ("CAPM") approach, which generates a cost of equity by adding a risk-free rate of return to a premium that represents the financial and non-diversifiable business risk of a stock.

        The above analysis yielded an implied equity value of $14.68 per BPO Common Share to $19.02 per BPO Common Share. Given the sensitivity of the analysis to terminal value and cost of equity assumptions, and the fact that the resulting valuation reflects a minority discount value rather than an "en bloc" value, Morgan Stanley considered the DDM to be a secondary approach for determining the fair market value of the BPO Common Shares.

Valuation Reference Points

        Morgan Stanley also reviewed and took into consideration other valuation reference points in determining the fair market value of the BPO Common Shares.

Historical Trading Analysis

        Morgan Stanley reviewed historical trading prices and volumes for the BPO Common Shares on both the NYSE and the TSX for the last twelve months ended September 27, 2013, or the last trading day immediately prior to BPY's announcement of the Offer. Morgan Stanley aggregated the trading volumes on both the NYSE and the TSX. Cumulative trading volume over the last twelve months on both the NYSE and the TSX was 591 million shares, representing 231% of the public float. Morgan Stanley also examined the volume weighted average price ("VWAP") over this time period, aggregated over both exchanges. Over the last twelve months ended September 27, 2013, the VWAP was $16.79, and over the last 30-trading days ended September 27, 2013, the VWAP was $16.44. As of December 16, 2013, the trading price of the BPO Common Shares was $19.36 on the NYSE.

BPO Historical Stock Price Chart — Last Twelve Months

Research Analyst Price Targets and NAV Estimates

        Morgan Stanley reviewed public market trading price targets for the BPO Common Shares prepared and published by 14 available equity research analysts. Morgan Stanley also reviewed the consensus price target for the BPO Common Shares as determined by Bloomberg. Equity research analyst price targets reflect each analyst's estimate of the future public market trading price of the BPO Common Shares at the time the price target is published.

        Additionally, Morgan Stanley reviewed NAV estimates for BPO prepared and published by six available equity research analysts. Morgan Stanley also reviewed the consensus NAV estimate as determined by SNL Financial LC.

        Morgan Stanley specifically reviewed these price targets and NAV estimates immediately prior to and following BPY's announcement of the Offer on September 30, 2013. For the date immediately prior to BPY's announcement of the Offer, Morgan Stanley used September 27, 2013, and for the date following BPY's announcement of the Offer, Morgan Stanley used December 16, 2013.

BPO Research Views
$

	Before Offer 27-Sep	After Offer 16-Dec
Price Targets
Min	$15.00	$18.00
Max	$20.00	$21.50
Consensus	$17.85	$19.79
NAV Estimates
Min	$18.30	$19.10
Max	$22.00	$22.00
Consensus	$20.04	$20.36

IFRS Valuation

        Morgan Stanley reviewed and considered BPO's third-quarter 2013 IFRS NAV of $21.03 per BPO Common Share.

Fair Market Value of the BPO Common Shares

        Based upon and subject to the foregoing, in addition to other factors that it considered relevant, Morgan Stanley is of the opinion that, as of December 19, 2013, the fair market value of the BPO Common Shares is in the range of $18.50 per BPO Common Share to $21.00 per BPO Common Share.

Distinctive Material Benefits to BPY and its Affiliates

        Morgan Stanley reviewed and considered whether any distinctive material benefit would accrue to BPY or its affiliates through the acquisition of all of the BPO Common Shares not already owned by the Offerors. Morgan Stanley determined that by completing the Offer, BPY would benefit from greater direct ownership of real estate as well as a more simplified ownership structure, both of which would give BPY greater control of its assets and increases its strategic flexibility. Morgan Stanley also concluded that by completing the Offer, BPY will benefit from an enhanced public float and trading liquidity. Additionally, based on interviews with BPY management, BPY estimated that by completing the Offer, they may be able to reduce BPO general and administrative expenses by up to approximately $15 million. However, as the financial projections provided by BPY management did not include general and administrative expense savings, these general and administrative expense savings were not included in the Valuations.

BPY VALUATION APPROACH AND METHODOLOGIES

        As noted above, in preparing the BPY Valuation, and with the permission of the Independent Committee, Morgan Stanley assumed that the Offer will result in the Offerors acquiring 100% of the BPO Common Shares not already owned by the Offerors.

        In determining the fair market value of the BPY Units, Morgan Stanley relied primarily on the NAV approach and its review of valuation reference points such as the trading range of the BPY Units and IFRS NAV valuations for BPY and its various holdings, including direct real estate assets and development projects, equity stakes in public and private companies, and LP interests in real estate funds. As a secondary methodology, Morgan Stanley considered the DDM approach.

        While the BPY Valuation assumed that the Offer would result in the Offerors acquiring 100% of the BPO Common Shares not already owned by the Offerors, should the Offer result in less than the acquisition of 100% of the BPO Common Shares not already owned by the Offerors, the conclusions with regard to the fair market value of the BPY Units should not be materially impacted.

APPLICATION OF VALUATION METHODOLOGIES TO THE BPY UNITS

Net Asset Value Analysis

        As Morgan Stanley does not consider a NAV analysis a liquidation analysis, it has not included frictional costs that may be incurred in the liquidation of the assets such as transaction costs or tax leakage in the subsequent analysis. In preparing BPY's NAV analysis (which assumes the acquisition of 100% of the BPO Common Shares not already owned by the Offerors), Morgan Stanley relied on financial projections as prepared by both BPY and BPO management.

        The key components of BPY's NAV are as follows:

  •
  GGP common shares (the "GGP Shares")

  •
  GGP common share warrants (the "GGP Warrants")

  •
  RSE common shares (the "RSE Shares")

  •
  Equity interest in CWG

  •
  Operating real estate assets, including BPO's operating real estate assets

  •
  Development and redevelopment projects, including BPO's development and redevelopment projects

  •
  Limited partnership interests in real estate funds

  •
  BPO real estate asset management and services business

  •
  Cash and net other assets

  •
  Debt, mark-to-market on debt, capital securities, and preferred stock

GGP Shares

        BPY owns 255,356,036 GGP Shares. GGP is a publicly-traded real estate investment trust ("REIT") that owns 123 regional malls in the U.S. comprising approximately 128 million square feet of gross leasable area. Morgan Stanley reviewed a number of factors in determining the fair market value of the GGP Shares, including but not limited to:

  •
  Trading multiples of GGP relative to those of select publicly traded U.S. mall REITs;

  •
  Valuation reference points such as:

  –
  The trading price and volume of the GGP Shares;

  –
  Liquidity of the GGP Shares;

  –
  Recent transactions on the part of institutional investors involving the GGP Shares;

  –
  BPY's IFRS valuation of the GGP Shares of $23.45 per share, which reflects BPY's IFRS NAV value as of September 30, 2013, adjusted for its November 1, 2013 $1,431 million investment in GGP and RSE, and includes approximately $552 million of goodwill as estimated by BPY management related to BPY's purchase of the GGP Shares;

  –
  An adjusted IFRS valuation of the GGP Shares of $21.28 per share, which excludes approximately $552 million of goodwill as estimated by BPY management related to BPY's purchase of the GGP Shares;

    –
    A review of GGP equity research, including seven individual NAV estimates and seventeen price targets, as prepared and published by available equity research; and

  •
  Morgan Stanley also considered:

  –
  BPY's representation on GGP's board of directors, with three representatives of BPY serving as directors (including the Chairman of GGP's board of directors, J. Bruce Flatt) out of a total of nine directors on GGP's board of directors; and

  –
  The relative size of BPY's equity interest in GGP, which at 32% on a fully diluted basis makes BPY the largest shareholder of GGP.

        Using publicly available information including equity research analyst estimates, Morgan Stanley reviewed and analyzed certain trading multiples of the following real estate companies:

  •
  The Macerich Company

  •
  Simon Property Group, Inc.

  •
  Taubman Centers, Inc.

        While Morgan Stanley did not consider any of the companies reviewed to be identical to GGP, Morgan Stanley believed that they shared similar business characteristics to those of GGP and relied upon its professional judgment in selecting the most appropriate trading multiples. Morgan Stanley considered FFO multiple for 2014E, implied capitalization rate as determined by Green Street Advisors and premium/discount to Green Street Advisors' net asset value to be the most appropriate trading metrics for GGP. As summarized below, Morgan Stanley selected the following multiple ranges for GGP.

Implied GGP Valuation — Comparable Companies

		2014 P/FFO	Implied Cap Rate	Premium/Discount to NAV
Selected Range of Multiples
Low		16.0x	5.8%	(9.0)%
High		17.0x	5.6%	(5.3)%
Imputed Share Price
Low		$20.37	$20.25	$20.94
High		$21.62	$21.36	$21.79
Selected Share Price	Low	$20.25	High	$21.79

        Morgan Stanley also reviewed historical trading prices and volumes for the GGP Shares on the NYSE for the last twelve months ended December 16, 2013. Over the last twelve months, the trading range for the GGP Shares was $18.63 per GGP Share to $23.33 per GGP Share and over the last 30 days, the trading range was $19.91 per GGP Share to $21.76 per GGP Share. Cumulative trading volume over the last twelve months was 1,143 million shares, representing 192% of the public float. Morgan Stanley also examined VWAP over this time period. Over the last twelve months, the VWAP was $20.46 and over the last 30-trading days, the VWAP was $20.93. As of December 16, 2013, the trading price of the GGP Shares was $20.21.

GGP Historical Stock Price Chart — Last Twelve Months

        Morgan Stanley reviewed seven individual NAV estimates and seventeen price targets, as prepared and published by available equity research analysts. Morgan Stanley also reviewed the consensus price target as determined by Bloomberg and the consensus NAV estimate as determined by SNL Financial LC:

GGP Research Views
$

	Price Target	NAV
Min	$21.00	$21.09
Max	$25.00	$27.23
Consensus	$22.97	$23.78

        Given that GGP Shares are highly liquid, Morgan Stanley relied primarily on the market trading value for the GGP Shares. Morgan Stanley also considered applying a control premium to the GGP Shares to reflect BPY's influence given its representation on GGP's board and position as GGP's largest shareholder. Based on GGP's market trading value as of December 16, 2013 and by applying a representative control premium of 10% to this market trading value, Morgan Stanley determined the fair market value of the GGP Shares to be in the range of $20.21 per GGP Share to $22.23 per GGP Share, or adjusted for the 255,356,036 GGP Shares that BPY owns, $5,161 million to $5,677 million in total value.

GGP Warrants

        BPY is the owner of 59.4 million GGP Warrants which convert into GGP Shares at a 1 to 1.1509 ratio, 43.0 million of which have a common-share strike price of $9.3419 and 16.4 million of which have a common-share strike price of $9.1247. BPY acquired these warrants as a result of a series of transactions ranging from its original recapitalization of GGP in November 2010 to its purchase of GGP Warrants from its consortium partners in November 2013.

        In valuing the GGP Warrants, Morgan Stanley relied primarily on the Black-Scholes option pricing model and valuation reference points such as recent GGP Warrant transactions on the part of institutional investors. The Black-Scholes model is an approach for valuing derivative instruments based on various inputs such as stock price, strike price, risk-free rate, and assumptions regarding the expected future volatility of the GGP Shares and the term of the derivative instrument.

        In valuing the GGP Warrants using the Black-Scholes option pricing model, Morgan Stanley relied on the following inputs and assumptions:

  •
  $20.21 stock price (as of December 16, 2013)

  •
  $9.3419 and $9.1247 strike prices (for the two tranches of GGP Warrants)

  •
  1.1366% risk-free rate

  •
  15% — 50% volatility levels for the expected future volatility of the GGP Shares

  •
  3.897 year term

  •
  1.1509 GGP Shares per GGP Warrant (December 16, 2013 conversion rate)

  •
  Zero dividends due to a dividend protection provision

  •
  Zero borrow costs and no transfer restrictions

        Morgan Stanley also considered the implied pricing of recent GGP Warrant transactions on the part of institutional investors. As a result, Morgan Stanley determined the theoretical value of the GGP Warrants held by BPY to be in the range of $775 million to $870 million.

RSE Shares

        BPY owns 19,387,623 RSE Shares. RSE is a publicly-traded REIT that owns 34 malls encompassing 23.4 million square feet. Morgan Stanley reviewed a number of factors in determining the fair market value of the RSE Shares, including but not limited to:

  •
  Trading multiples of RSE relative to those of select publicly traded U.S. mall REITs;

  •
  Valuation reference points such as:

  –
  The trading price and volume of the RSE Shares;

  –
  Liquidity of the RSE Shares;

  –
  Recent transactions on the part of institutional investors involving the RSE Shares;

  –
  BPY's IFRS valuation of the RSE Shares of $20.48 per share, which reflects BPY's IFRS NAV value as of September 30, 2013, adjusted for its November 1, 2013 $1,431 million investment in GGP and RSE;

  –
  A review of RSE equity research, including a NAV estimate as prepared and published by one available equity research analyst; and

  •
  Morgan Stanley also considered:

  •
  BPY's representation on RSE's board of directors, with three representatives of BPY serving as directors (including the Chairman of RSE's board of directors, Richard Clark) out of a total of eight directors on RSE's board of directors; and

  •
  The relative size of BPY's equity interest in RSE, which at 40% on a fully diluted basis makes BPY the largest shareholder of RSE.

        Using publicly available information including equity research analyst estimates, Morgan Stanley reviewed and analyzed certain trading multiples of the following select real estate companies:

  •
  CBL & Associates Properties, Inc.

  •
  Glimcher Realty Trust

  •
  Pennsylvania Real Estate Investment Trust

        While Morgan Stanley did not consider any of the companies reviewed to be identical to RSE, Morgan Stanley believed that they shared similar business characteristics to those of RSE and relied upon its professional judgment in selecting the most appropriate trading multiples. Morgan Stanley considered FFO multiple for 2014E, implied capitalization rate as determined by Green Street Advisors and premium/discount to Green Street Advisors' net asset value to be the most appropriate trading metrics for RSE. As summarized below, Morgan Stanley selected the following multiple ranges for RSE:

Implied RSE Valuation — Comparable Companies

		2014 P/FFO	Implied Cap Rate	Premium/ Discount to NAV
Selected Range of Multiples
Low		7.9x	8.3%	(35.8)%
High		9.5x	7.0%	(33.0)%
Imputed Share Price
Low		$13.19	$17.17	$11.08
High		$15.89	$25.35	$11.57
Selected Share Price	Low	$11.08	High	$25.35

        Morgan Stanley also reviewed historical trading prices and volumes for the RSE Shares on the NYSE for the last twelve months ended December 16, 2013. Over the last twelve months, the trading range for the RSE Shares was $15.75 per RSE Share to $25.26 per RSE Shares and over the last 30 days, the trading range was $19.22 per RSE Share to $25.26 per RSE Share. Cumulative trading volume over the last twelve months was 45 million shares, representing 149% of the public float. Morgan Stanley also examined VWAP over this time period. Over the last twelve months, the VWAP was $19.22 and over the last 30-trading days, the VWAP was $21.81. As of December 16, 2013, the trading price of the RSE Shares was $20.83.

RSE Historical Stock Price Chart — Last Twelve Months

        Given the liquidity of the RSE Shares, Morgan Stanley relied primarily on the market trading value for the RSE Shares. Morgan Stanley also considered applying a control premium to the RSE Shares to reflect BPY's influence given its representation on RSE's board and position as RSE's largest shareholder. Based on RSE's market trading value as of December 16, 2013 and by applying a representative control premium of 10% to this market trading value, Morgan Stanley determined the fair market value of the RSE Shares to be in the range of $20.83 per RSE Share to $22.91 per RSE Share, or adjusted for the 19,387,623 RSE Shares that BPY owns, $404 million to $444 million in total value.

Equity Interest in CWG

        BPY owns an approximate 22% equity interest in CWG, a private real estate company in the U.K. which owns 18 completed properties and a development pipeline and land bank within the Canary Wharf Estate and within Central London. CWG also derives income from managing the entire Canary Wharf Estate. CWG is 69% owned by Songbird Estates plc ("Songbird"), a publicly-traded entity whose sole asset is its equity interest in CWG. Morgan Stanley used a foreign exchange rate of 0.6132 GBP to 1 USD in in its valuation of BPY's equity interest in CWG.

        In determining the fair market value of BPY's equity interest in CWG, Morgan Stanley relied primarily on two methodologies: the comparable trading approach and an adjusted NNAV approach. Morgan Stanley also considered CWG's reported European Public Real Estate Association ("EPRA") NNNAV and valuation reference points, such as Songbird's trading price, its public market trading price targets and NAV estimates prepared and published by three available equity research analysts, and BPY's IFRS NAV value of its CWG stake of $1,019 million as of September 30, 2013.

        In terms of NAVs relevant to Morgan Stanley's analysis of CWG, EPRA NAV may be considered a "going-concern" NAV that takes into account properties and other investment interests at fair market value and excludes liabilities that are not expected to crystallize in normal circumstances, assuming CWG intends to hold its properties over the long term. Excluded liabilities in EPRA NAV generally include, but are not limited to, deferred tax liabilities and the mark-to-market on debt and hedging financial instruments. Based on Morgan Stanley's experience, public market investors in the U.K. and Continental Europe tend to consider EPRA NAV the most important measure of value. EPRA NNNAV takes into account deferred tax liabilities and the mark-to-market on fixed rate debt and hedging financial instruments, as opposed to EPRA NAV.

        In the case of CWG, Morgan Stanley determined that premium/discount to reported EPRA NAV was the most relevant trading metric because of CWG's large development pipeline and land bank, making traditional income-based trading metrics less applicable. Morgan Stanley analyzed this metric in the context of two U.K. publicly-traded companies, British Land Company plc ("BLND") and Land Securities Group plc ("LAND"), which Morgan Stanley believes are representative of highly liquid U.K. listed real estate stocks. As of December 16, 2013, BLND and LAND traded at (4.0%) and (0.6%) as compared to their June 2013 EPRA NAVs, respectively. Applying these discounts and premiums to CWG's reported June 2013 EPRA NAV yielded a range of $6.98 to $7.23 per share, or $982 million to $1,017 million.

        Morgan Stanley also performed an adjusted NNAV analysis, which is similar to an EPRA NAV analysis although it takes into account the full mark-to-market on the fixed rate notes, floating rate notes and the swaps of CWG's securitization. Morgan Stanley estimated CWG's adjusted NNAV to be approximately $6.11 to $7.64 per share, or adjusted for BPY's 22% equity interest in CWG, approximately $860 million to $1,075 million in total value. This analysis reflects adjustments to CWG's June 2013 NAV for rental growth, cap rate compression, the development pipeline, a mark-to-market of debt, among other items, and a potential illiquidity discount related to BPY's position as a minority shareholder in a controlled private entity.

        As a result of these approaches, Morgan Stanley determined a fair market value range of BPY's interest in CWG of $860 million to $1,017 million.

Operating Real Estate Assets (Including BPO's Operating Real Estate Assets)

        BPY is the direct owner of: six office assets and one retail asset in Australia; six office assets in New Zealand through the Multiplex New Zealand Property Fund; and one office asset in the U.K. BPY is also in the process of finalizing the recapitalization of Deutsche Interhotel AG ("Interhotel"), a European hotel portfolio of ten hotels and one retail asset in which BPY currently holds a mezzanine position.

        Morgan Stanley primarily relied on a DCF approach in valuing BPY's operating real estate. Morgan Stanley used unlevered cash flow projections prepared by BPY management and in most instances, assumed a ten-year hold period. For each asset, Morgan Stanley selected a range of discount rates and reversionary cap rates based on third-party data providers and Morgan Stanley's review of discount rates and reversionary cap rates used by BPY management in its quarterly IFRS valuations. As a result, the range of discount rates ranged from a weighted average of 7.6% to a weighted average of 8.2% and the range of reversionary cap rates ranged from a weighted average of 6.6% to a weighted average of 6.9%. Morgan Stanley valued the Interhotel portfolio at BPY's acquisition price.

        As a result of these approaches, and inclusive of the fair market value of BPO's operating real estate described previously in this document, Morgan Stanley determined the fair market value of BPY's operating real estate to be in the range of $24,661 million to $26,541 million.

        Development and Redevelopment Projects (Including BPO's Development and Redevelopment Projects)

        BPY owns Giroflex, an office and retail development in Brazil. Morgan Stanley reviewed the cash projections and underlying assumptions involved in BPY management's quarterly IFRS valuation of Giroflex and concluded that these were reasonable. Based upon this, and other factors that Morgan Stanley considered relevant, Morgan Stanley determined the fair market value of BPY's Giroflex development project to be in a range of $153 million to $169 million. Morgan Stanley used a foreign exchange rates of 2.3214 R$ to 1 USD in its valuation of BPY's Giroflex development project.

        As a result of this approach, and inclusive of the value of BPO's development and redevelopment projects described previously, Morgan Stanley determined the fair market value of BPY's development and redevelopment projects to be in the range of $1,812 million to $2,194 million.

Limited Partnership Interests in Real Estate Funds

        BPY is a limited partner in ten real estate funds, which consist of four opportunity funds, three real estate finance funds and three sector-specific real estate funds. Brookfield Property Partners Limited, the general partner of BPY, is also the general partner of these funds. BPY's share of the limited partnership interests ranges from 12% to 55% for each fund.

        In determining the fair market value of BPY's limited partnership interests, Morgan Stanley considered BPY management's quarterly IFRS values and estimates of capital invested to-date as provided by BPY management. Morgan Stanley also reviewed quarterly investor fund reports and, where available, investment committee memos and asset appraisals for select investments within the funds. Finally, Morgan Stanley also took into account recent fund investments that were announced and/or closed following the close of third-quarter 2013. These investments include BSREP's recent acquisition of Industrial Developments International Inc. ("IDI") and its announced preferred equity investment in China Xintiandi ("CXTD"). IDI owns and operates industrial distribution facilities comprising 27 million square feet of distribution facilities in the U.S., including markets such as Chicago, Memphis and Cincinnati. CXTD owns Shui On Land's portfolio of office and retail assets in Shanghai. As a result of these approaches and other factors that Morgan Stanley considered relevant, Morgan Stanley determined the fair market value of BPY's limited partnership interests to be in the range of $1,107 million to $1,388 million.

BPO Real Estate Asset Management and Services Business

        As described previously, Morgan Stanley determined the fair market value of the fees BPO receives from its real estate asset management function to be in the range of $158 million to $203 million. Morgan Stanley also determined the fair market value of BPO's Services Business to be in the range of $64 million to $83 million.

Cash and Net Other Assets

        BPY management provided Morgan Stanley with a breakdown of balance sheet items by business segment shown at BPY's proportionate ownership of each asset and liability. Cash at the BPY Corporate, U.K. Office, and BPY's Australian segments were included in the NAV analysis, as the remaining segments reflected assets that were already accounted for in other parts of Morgan Stanley's NAV analysis. Similarly, only other assets and other liabilities in the previously mentioned segments were included, and only insofar as they were not reflected elsewhere in Morgan Stanley's NAV analysis.

        Net other assets also included and reflected:

  •
  Australian development projects such as Bathurst Street, Bouquet Street, The Hub, and Dee Why that have been characterized by BPY management as "held for sale";

  •
  The remaining mezzanine position in the Interhotel portfolio post-recapitalization; and

  •
  Required funding for transactions that were announced and/or closed following the close of third-quarter 2013: the acquisition of IDI; the preferred equity investment in CXTD; and the recapitalization of Interhotel.

        Inclusive of the negative impact of the required funding, Morgan Stanley determined the fair market value of BPY's cash and net other assets prior to completion of the Offer to be ($179) million; inclusive of BPO's balance sheet items as described previously, the fair market value of BPY's cash and net other assets pro forma for the merger is ($99) million.

Debt, Capital Securities, Preferred Equity, and Mark-to-Market

        BPY's debt consists of: $301 million of debt tied to its Australian assets; $460 million in debt tied to its U.K. asset; $123 million in debt on Giroflex; $321 million drawn on its corporate credit facility; a $47 million note payable; and $224 million in debt that will be assumed as part of the Interhotel recapitalization. Also, as part of BPY's proposed funding of the Offer, BPY plans to put a new credit facility in place and draw down approximately $1,804 million of debt.

        BPY has total capital securities of $1,250 million and total preferred equity of $25.0 million. The debt on the U.K. asset is fixed rate, and based upon a current coupon of 6.309% and an estimated market yield of 3.59%, the mark-to-market on the debt is estimated to be $44.0 million. As disclosed in its public filings, BPY has foreign exchange hedge liabilities totaling $37.0 million.

        Based upon these securities, and inclusive of the fair market value of BPO's debt, capital securities, preferred equity, and mark-to-market of select securities described earlier in this document, Morgan Stanley determined the fair market value of BPY's debt, capital securities, preferred equity and mark-to-market of select securities to be $20,289 million.

Total BPY Units Outstanding

        As of September 30, 2013, 466,320,265 BPY Units (and BPY Unit-equivalents) were issued and outstanding on a fully diluted basis. As a result of BPY's November 2013 purchase of $1.4 billion of additional GGP Shares, GGP Warrants and RSE warrants, BPY issued an additional 73,743,833 BPY Unit-equivalents per BPY management. Finally, under the Offer (assuming the Offerors acquire 100% of the BPO Common Shares that they do not already own), BPY will issue 186,211,700 BPY Units (or BPY-Unit equivalents, being the Exchange LP Units) on a fully diluted gross basis accounting for BPO options determined to be in-the-money as of December 16, 2013 (174,975,063 on a net basis). As a result, an aggregate of 715,039,161 BPY Units on a net basis was utilized by Morgan Stanley in its NAV analysis of BPY.

Net Asset Value — Conclusion

        Based on the foregoing, by subtracting the sum of BPY's total liabilities from the sum of its total assets, Morgan Stanley has determined a range of $20.44 per BPY Unit to $25.21 per BPY Unit (and BPY Unit-equivalent) under the NAV analysis.

DDM Analysis

        Morgan Stanley performed a DDM analysis using four-year dividend projections as provided by BPY management.

        Morgan Stanley calculated a range of terminal values by applying a perpetual dividend growth rate ranging from 4.1% to 4.5%. This dividend growth rate is based on our review of the compound annual growth rate as provided by BPY management's dividend projections.

        Morgan Stanley then discounted the resulting terminal value along with the dividends over the four-year forecast period to present value using an equity discount rate ranging from 8.5% to 9.5%. This equity discount rate was the result of a CAPM approach.

        The above analysis yielded an implied equity value of $18.34 per BPY Unit to $24.53 per BPY Unit. Given the sensitivity of the analysis to terminal value and cost of equity assumptions, Morgan Stanley considered the DDM to be a secondary approach for determining the fair market value of the BPY Units.

Valuation Reference Points

        Morgan Stanley also reviewed and took into consideration valuation reference points in determining the fair market value of the BPY Units.

Historical Trading Analysis

        Morgan Stanley reviewed historical trading prices for the BPY Units on the NYSE and the TSX since its spin-off from BAM in April 2013. Trading volume has been 54 million units, representing 156% of the public float, since BPY's spin-off from BAM. BPY's 30-day VWAP is $19.61 per unit, as aggregated across both the NYSE and the TSX. As of December 16, 2013, the trading price of the BPY Units was $19.79 on the NYSE.

BPY Historical Stock Price Chart — Since Spin-Off

IFRS Valuation

        Morgan Stanley reviewed and considered BPY's estimated IFRS valuation of $23.73 per BPY Unit, which was provided by BPY and reflects BPY's second-quarter 2013 IFRS valuation, adjusted for the GGP investment and the BPO Offer.

Fair Market Value of the BPY Units

        Based upon and subject to the foregoing, in addition to other factors that it considered relevant, Morgan Stanley is of the opinion that, as of December 19, 2013, the fair market value of the BPY Units is in the range of $19.00 per BPY Unit to $22.00 per BPY Unit.

Yours very truly,

(Signed) Morgan Stanley Canada Limited

 APPENDIX M — FAIRNESS OPINION

Morgan Stanley Canada Limited 181 Bay Street Suite 3700 Toronto, Ontario M5J 2T3

February 9, 2014

The Independent Committee of the Board of Directors
Brookfield Office Properties Inc.
Brookfield Place
181 Bay Street, Suite 330
Toronto, ON
M5J 2T3

Members of the Independent Committee of the Board:

Morgan Stanley Canada Limited ("Morgan Stanley", "we" or "our") understands that Brookfield Property Partners L.P. ("BPY"), and its indirect subsidiaries, Brookfield Property Split Corp. ("BOP Split") and Brookfield Office Properties Exchange LP ("Exchange LP" and collectively with BPY and BOP Split, the "Offerors") are proposing to make an offer, by way of a take-over bid, to purchase any or all of the common shares (the "BPO Common Shares") of Brookfield Office Properties Inc. ("BPO") not already owned by the Offerors (the "Offer"). We understand that BPY owns an aggregate voting interest of approximately 51% of BPO and that under the Offer each holder of a BPO Common Share will be permitted to elect to receive consideration per BPO Common Share (the "Consideration") of either one non-voting limited partnership unit of BPY (a "BPY Unit") or $20.34 in cash, subject in each case to pro-ration on the terms set forth in the Offerors' take-over bid circular (the "Offerors' Circular"). The Offerors' Circular provides that the total number of BPY Units that may be issued under the Offer and any compulsory acquisition or subsequent acquisition transaction shall not exceed 186,230,125 and the total amount of cash available under the Offer and any compulsory acquisition or subsequent acquisition transaction shall not exceed $1,865,692,297. The Offerors' Circular further provides that Canadian holders of BPO Common Shares can elect to receive, in lieu of BPY Units, exchangeable limited partnership units of Exchange LP ("Exchange LP Units"), where each Exchange LP Unit will be exchangeable at any time on a one-for-one basis, at the option of the holder, for BPY Units, subject to their terms and applicable laws, and will provide a holder thereof with economic terms which are substantially equivalent to those of a BPY Unit. The terms and conditions of the Offer are more fully set forth in the Offerors' Circular.

You have asked for our opinion as to whether the Consideration to be received by the holders of BPO Common Shares, taken in the aggregate, in the Offer is fair from a financial point of view to such holders other than the Offerors and each of their respective affiliates.

In connection with this opinion, Morgan Stanley reviewed and relied upon (subject to the exercise of professional judgment, and except as expressly described herein, without attempting to verify independently the completeness or accuracy of) or carried out, among other things, the following:

  1)
  a draft dated February 7, 2014 of the Offerors' Circular and Amendment No. 3 to BPY's Registration Statement on Form F-4, and a draft dated February 9, 2014 of BPO's Directors' Circular;

  2)
  interim reports, including the comparative unaudited financial statements and earnings releases, of BPO for the three and six months ended June 30, 2013 and the three and nine months September 30, 2013, and the three and twelve months ended December 31, 2013;

  3)
  annual reports, comparative audited annual financial statements, management's discussion and analysis, annual information forms and management information circulars of BPO for the fiscal years ended December 31, 2012, 2011 and 2010;

  4)
  annual report on Form 20-F of BPY dated April 30, 2013 including the accompanying financial statements;

  5)
  interim reports, including the comparative unaudited financial statements and earnings releases, of BPY for the three and six months ended June 30, 2013 and the three and nine months ended September 30, 2013, and the three and twelve months ended December 31, 2013;

  6)
  quarterly supplemental reports for the three months ended June 30, 2013, September 30, 2013 and December 31, 2013 for BPY and BPO, as well as a review of quarterly earnings call transcripts for the three months ended June 30, 2013, September 30, 2013 and December 31, 2013;

  7)
  press releases, material change reports and other regulatory filings made by BPO and BPY during the past three years;

  8)
  management-prepared operating and financial projections for BPO and BPY;

  9)
  various BPY investor presentations including a September 2013 Investor Presentation regarding the Offer; a November 2013 Investor Presentation regarding BPY's investment in General Growth Properties, Inc. ("GGP"); and monthly corporate profiles from September to December 2013;

  10)
  publicly available information regarding GGP, Rouse Properties, Inc. ("RSE"), the Canary Wharf Group plc, affiliates of BPO and BPY such as Brookfield Asset Management Inc., Brookfield Canada Office Properties, Brookfield Prime Property Fund, Brookfield Renewable Energy Partners L.P, and Brookfield Infrastructure Partners L.P., and certain other funds in which BPY has investments;

  11)
  review of due diligence files contained in a data room prepared by each of BPO and BPY, including such items as internal business plans, International Finance Reporting Standards (IFRS) valuations, asset, tenant, leasing, development and redevelopment project information, fund investor reports, asset appraisals, investment committee memos, tax disclosure, and debt, preferred stock, capital securities, and equity details, including shares, units, unit equivalents, and options outstanding;

  12)
  discussions with management of each of BPO and BPY regarding the primary assets, operations, and businesses of each of BPO and BPY, and other issues deemed relevant by Morgan Stanley;

  13)
  due diligence sessions and calls with senior management of each of BPO and BPY;

  14)
  meetings and discussions with the independent committee appointed by the board of directors of BPO in connection with the Offer (the "Independent Committee");

  15)
  discussions with legal counsel to the Independent Committee;

  16)
  various research publications prepared by equity research analysts, industry sources, and credit rating agencies regarding BPO and BPY, the commercial real estate and office and mall property industries, and other public companies, as Morgan Stanley deemed relevant;

  17)
  public information relating to the business, operations, financial performance and stock trading history of each of BPO and BPY, and other selected public companies, as Morgan Stanley considered relevant;

  18)
  public information with respect to certain other transactions of a comparable nature, as Morgan Stanley considered relevant;

  19)
  certificates addressed to Morgan Stanley, dated as of the date hereof, from two senior officers of each of BPO and Brookfield Property Group LLC as to the completeness and accuracy of the information provided to Morgan Stanley by BPO and BPY, respectively; and

  20)
  such other corporate, industry, and financial market information, investigations and analyses as Morgan Stanley considered necessary or appropriate in the circumstances.

With the Independent Committee's acknowledgement and agreement, Morgan Stanley has relied upon the accuracy, completeness and fair presentation of all data and other information obtained by it from public sources or provided to it by or on behalf of BPO and BPY, or otherwise obtained by Morgan Stanley, including the certificates identified above (collectively, the "Information"). This opinion is conditional upon such accuracy, completeness and fair presentation. Subject to the exercise of professional judgment, and except as expressly described herein, Morgan Stanley has not attempted to verify independently the accuracy, completeness of fair presentation of any of the Information. We have not met separately with the independent auditors of BPO or BPY in connection with preparing this opinion, and, with the Independent Committee's permission, we have assumed the accuracy and fair presentation of, and relied upon, BPO's and BPY's audited financial statements and the reports of the auditors thereon and BPO's and BPY's interim unaudited financial statements. With respect to the budgets, forecasts, projections and/or estimates provided to Morgan Stanley and used in its analyses, Morgan Stanley notes that projecting future results is inherently subject to uncertainty. Morgan Stanley has assumed, however, that such budgets, forecasts, projections and/or estimates were prepared using the assumptions identified therein which Morgan Stanley has been advised are (or were at the time of preparation and continue to be), in the opinion of BPO or BPY, as applicable, reasonable in the circumstances and were prepared on a basis reflecting the best currently available estimates and judgments of management of BPO and BPY, respectively. In addition, we have assumed that the Offer will be consummated in accordance with the terms set forth in the Offerors' Circular without any waiver, amendment or delay of any terms or conditions. In preparing this opinion, Morgan Stanley has made several assumptions, including that conditions precedent to the completion of the Offer can be satisfied in due course, all consents, permissions, exemptions or orders of relevant third parties or regulatory authorities will be obtained, without adverse condition or qualification, the procedures being followed to implement the Offer are valid and effective, the Offerors' Circular and BPO's Directors' Circular will be distributed to the securityholders of BPO entitled to receive them in accordance with the applicable laws, the disclosure in the Offerors' Circular and BPO's Directors' Circular will be accurate in all material respects and will comply, in all material respects, with the requirements of all applicable laws and the BPY Units to be distributed to holders of BPO Common Shares as consideration under the Offer will be freely tradeable by such holders substantially concurrently with the acquisition of the BPO Common Shares by BPY pursuant to the Offer. Morgan Stanley is not a legal, tax or accounting expert, and Morgan Stanley expresses no opinion concerning any legal, tax or accounting matters concerning the Offer or the sufficiency of this letter for the purposes of the Independent Committee or the board of directors of BPO. We have relied upon, without independent verification, the assessment of the Independent Committee and its legal, tax or regulatory advisors with respect to legal, tax or regulatory matters. We express no opinion with respect to the fairness of the amount or nature of the compensation to any of BPO's officers, directors or employees, or any class of such persons, relative to the Consideration to be received in the Offer by the holders of shares of BPO Common Shares, taken in the aggregate. We have not made any independent valuation or appraisal of the assets or liabilities of BPO or BPY (other than the valuations of the BPO Common Shares and the BPY Units that we have prepared as of December 19, 2013 for the use of the Independent Committee), nor have we been furnished with any such valuations or appraisals that we relied upon for purposes of our opinion. In its analysis in connection with the preparation of this opinion, Morgan Stanley made numerous assumptions with respect to industry performance, general business and economic conditions and other matters as in effect on the date hereof, many of which are beyond the control of Morgan Stanley, BPO or BPY. This opinion is rendered as of the date hereof on the basis of securities markets, economic and general business and financial conditions prevailing on the date hereof and the condition and prospects, financial and otherwise, of BPO, BPY and their respective subsidiaries and affiliates as they were reflected in the information provided to Morgan Stanley. Any changes therein may affect this opinion and, although Morgan Stanley reserves the right to change or withdraw this opinion in such event, it disclaims any undertaking or obligation to advise any person of any such change that may come to its attention, or update this opinion after the date hereof.

Morgan Stanley has not, to the best of its knowledge, been denied access by BPO or BPY to any information requested by Morgan Stanley. Morgan Stanley did, however, request certain non-public information regarding certain entities in which BPY has an investment for purposes of this opinion, including with respect to GGP, RSE, and certain private funds. BPY advised Morgan Stanley that it was legally precluded from providing such information to Morgan Stanley and, as such and with the permission of the Independent Committee, Morgan

Stanley has relied upon publicly available information with respect to these entities and discussions with BPY with respect to its strategy for these investments for the purposes of this opinion.

In preparing this opinion, and with the permission of the Independent Committee, Morgan Stanley assumed that the Offer will result in the Offerors acquiring 100% of the BPO Common Shares not already owned by the Offerors.

This opinion is conditional upon all of Morgan Stanley's assumptions being correct and there being no "misrepresentation" in any Information.

In preparing this opinion, Morgan Stanley was not authorized to solicit, and did not solicit, interest from any other party with respect to the acquisition of BPO Common Shares or other securities of BPO, or any business combination or other extraordinary transaction involving BPO, nor did Morgan Stanley negotiate with any party in connection with any such transaction involving BPO.

We have acted as financial advisor to the Independent Committee in connection with the Offer. None of the fees payable to us in connection with our engagement are contingent upon the conclusions reached by us in this opinion or the completion of the Offer. In the two years prior to the date hereof, Morgan Stanley received fees from BPO for financial advisory and financial services, including services previously rendered to the Independent Committee in connection with the Offer, and no fees from BPY for any such services. Morgan Stanley may also seek to provide such services to BPO and BPY in the future and expects to receive fees for the rendering of these services.

Please note that Morgan Stanley is a global financial services firm engaged in the securities, investment management and individual wealth management businesses. Our securities business is engaged in securities underwriting, trading and brokerage activities, foreign exchange, commodities and derivatives trading, prime brokerage, as well as providing investment banking, financing and financial advisory services. Morgan Stanley, its affiliates, directors and officers may at any time invest on a principal basis or manage funds that invest, hold long or short positions, finance positions, and may trade or otherwise structure and effect transactions, for their own account or the accounts of its customers, in debt or equity securities or loans of BPO, the Offerors or any other company, or any currency or commodity, that may be involved in the Offer, or any related derivative instrument.

This opinion has been approved by a committee of Morgan Stanley investment banking and other professionals in accordance with our customary practice. This opinion is for the information of the Independent Committee and may not be used for any other purpose without our prior written consent, except that a copy of this opinion may be included in its entirety in any filing that BPO is required to make with the Securities and Exchange Commission or Canadian securities regulatory authorities in connection with the Offer. In addition, this opinion does not in any manner address the prices at which the BPY Units or the BPO Common Shares will trade at any time. This opinion is not intended to be, and does not constitute, a recommendation to any holder of BPO Common Shares as to whether such holder should tender or take any other action with respect to the Offer, including whether to elect BPY Units, cash or Exchange LP Units. In addition, this opinion does not address the relative merits of the Offer as compared to other transactions or business strategies that might be available to BPO.

Based on and subject to the foregoing, we are of the opinion on the date hereof that the Consideration to be received by the holders of BPO Common Shares, taken in the aggregate, in the Offer is fair from a financial point of view to such holders other than the Offerors and each of their respective affiliates.

Very truly yours,
MORGAN STANLEY CANADA LIMITED
By:	/s/ P. Dougal Macdonald P. Dougal Macdonald Managing Director

 APPENDIX N — IMPORTANT INFORMATION REGARDING BPO AND THE BPY FILING PERSONS

        Set forth below is information about (i) the name, state of organization, principal business, the address and telephone number of the principal office of each of BPO, the BPY Filing Persons, the BPY General Partner, Partners Limited and Partners Value Fund Inc. and (ii) the name and title of each executive officer and director of those entities, his or her business address and telephone number, and his or her present principal occupation or employment, and the name, principal business, and address of any corporation or other organization in which such employment is conducted. With the exception of Gordon E. Arnell, Richard B. Clark, and Diana L. Taylor, none of the directors or officers of each of the BPY Filing Persons, the BPY General Partner, Partners Limited and Partners Value Fund Inc. is a beneficial owner of BPO Common Shares.

Brookfield Office Properties Inc.

        BPO owns, develops and manages premier office properties in the United States, Canada, Australia and the United Kingdom. BPO was formed under the CBCA on September 5, 1978 to continue the business of Canadian Arena Corporation, which was incorporated in 1923 under the Quebec Companies Act, 1920. BPO operates head offices in New York, Toronto, Sydney and London. BPO's registered office is Brookfield Place Toronto, Suite 330, P.O. Box 770, 181 Bay Street, Toronto, Ontario, Canada, M5J 2T3. The directors of BPO are William T. Cahill, Christie J.B. Clark, Richard B. Clark, Jack L. Cockwell, Dennis H. Friedrich, Michael Hegarty, Brian W. Kingston, Paul J. Massey Jr., F. Allan McDonald, Robert L. Stelzl and John E. Zuccotti. The executive officers of BPO are G. Mark Brown, Bryan K. Davis, Thomas F. Farley, Dennis H. Friedrich, Martin Jepson, Mitchell E. Rudin, T. Jan Sucharda and Kurt Wilkinson.

Brookfield Property Partners L.P.

        Brookfield Property Partners is a commercial real estate owner, operator and investor. Brookfield Property Partners is a Bermuda exempted limited partnership. The principal executive office of Brookfield Property Partners is located at 73 Front Street, 5th Floor, Hamilton HM 12, Bermuda, and the telephone number is +441 294 3309. As required by law, the BPY Limited Partnership Agreement provides for the management and control of Brookfield Property Partners by a general partner rather than a board of directors and officers. The BPY General Partner has sole responsibility and authority for the central management and control of our company, which is exercised through its board of directors. See "— Brookfield Property Partners Limited" below for the board of directors of the BPY General Partner.

Brookfield Property Split Corp.

        BOP Split was formed for the purpose of the Offer to become an issuer of BOP Split Senior Preferred Shares. BOP Split is a corporation incorporated under the Business Corporations Act (British Columbia). BOP Split's registered office is 1500 Royal Centre, 1055 West Georgia Street, P.O. Box 11117, Vancouver BC V6E 4N7 and its telephone number is (416) 363 9491. The directors of BOP Split are David Arthur, Murray Goldfarb and Jeffrey Blidner. The executive officers of BOP Split are Richard B. Clark and John Stinebaugh.

Brookfield Office Properties Exchange LP

        Exchange LP was formed for the purpose of the Offer to issue Exchange LP Units to Canadian Shareholders. Exchange LP was established as an Ontario limited partnership by BOP Split, as limited partner, and GP ULC, as general partner. Exchange LP's registered office is Brookfield Place, 181 Bay Street, Suite 300, Toronto, Ontario, M5J 2T3 and its telephone number is (416) 363 9491. The directors of GP ULC are David Arthur, Murray Goldfarb and Jeffrey M. Blidner. The executive officers of GP ULC are Richard B. Clark and John Stinebaugh.

Brookfield Asset Management Inc.

        Brookfield Asset Management is a global alternative asset manager with a focus on real estate, infrastructure, power and private equity. Brookfield Asset Management is an Ontario corporation. The principal executive office of Brookfield Asset Management is located at Brookfield Place, 181 Bay Street, Suite 300, P.O. Box 762, Toronto, Ontario, Canada M5J 2T3, and the telephone number is +416 363 9491. The directors of

Brookfield Asset Management are Jeffrey M. Blidner, Jack L. Cockwell, Marcel R. Coutu, Lord O'Donnell, J. Bruce Flatt, Robert J. Harding, Maureen Kempston Darkes, David W. Kerr, Lance Liebman, Philip B. Lind, Frank J. McKenna, Youssef A. Nasr, James A. Pattison, Seek Ngee Huat, Diana L. Taylor and George S. Taylor. The executive officers of Brookfield Asset Management are Jeffrey M. Blidner, J. Bruce Flatt, Brian D. Lawson, George E. Myhal and Samuel J.B. Pollock.

Brookfield Property Partners Limited

        BPY General Partner is the general partner of Brookfield Property Partners and a wholly owned subsidiary of Brookfield Asset Management. BPY General Partner is an exempted limited company existing under the laws of Bermuda. The principal executive office of the BPY General Partner is located at 73 Front Street, 5th Floor, Hamilton HM 12, Bermuda, and the telephone number is +441 294 3309. The directors of the BPY General Partner are Gordon E. Arnell, Jeffrey M. Blidner, Omar Carneiro da Cunha, Stephen DeNardo, Louis Joseph Maroun, Lars Rodert and José Ramón Valente Vías. The BPY General Partner does not have executive officers. Brookfield Property Group LLC, a subsidiary of Brookfield Asset Management, currently provides management services to the BPY General Partner. The executive officers of Brookfield Property Group LLC are Richard B. Clark and John Stinebaugh.

Partners Value Fund Inc.

        Partners Value Fund Inc. is a publicly listed investment holding company whose principal business mandate is to provide its holders of common shares with an appropriately leveraged investment in the Class A Limited Voting Shares of Brookfield Asset Management. Partners Value Fund Inc. is an Ontario corporation. The registered and principal office of Partners Value Fund Inc. is located at Brookfield Place, 181 Bay Street, Suite 300, P.O. Box 762, Toronto, Ontario, Canada M5J 2T3, and the telephone number is +416 363 9491. The directors of Partners Value Fund Inc. are Edward C. Kress, Brian D. Lawson, John P. Barratt, Frank N.C. Lochan, and Ralph J. Zarboni. The executive officers of Partners Value Fund Inc. are Edward C. Kress and Frank N.C. Lochan.

Partners Limited

        Partners Limited is a corporation whose principal business mandate is to own shares of Brookfield Asset Management, directly or indirectly, for the long term. Partners Limited is an Ontario corporation. The registered and principal office of Partners Limited is located at Brookfield Place, 181 Bay Street, Suite 300, P.O. Box 762, Toronto, Ontario, Canada M5J 2T3, and the telephone number is +416 363 9491. The directors of Partners Limited are Jack. L. Cockwell, J. Bruce Flatt, David W. Kerr, Brian D. Lawson, George E. Myhal, Timothy R. Price, and Samuel J.B. Pollock. The executive officers of Partners Limited are Jack. L. Cockwell, Brian D. Lawson and Tony E. Rubin.

Officers and Directors

Name	Principal Occupation	Business Address	Citizenship
Gordon E. Arnell	Corporate Director	181 Bay Street, Brookfield Place, Suite 300, Toronto, Ontario M5J 2T3, Canada	Canada
David Arthur	Managing Partner, Brookfield Property Group	181 Bay Street, Brookfield Place, Suite 300, Toronto, Ontario M5J 2T3, Canada	Canada
John P. Barratt	Corporate Director	c/o Suite 200, #10 – 2130 Dickson Road, Mississauga, Ontario L5B 1Y6	Canada
Jeffrey M. Blidner	Senior Managing Partner of Brookfield	181 Bay Street, Brookfield Place, Suite 300, Toronto, Ontario M5J 2T3, Canada	Canada

Name	Principal Occupation	Business Address	Citizenship
G. Mark Brown	Global Chief Investment Officer of Brookfield Office Properties Inc.	Brookfield Place, 250 Vesey Street, 15th Floor, New York, NY 10281-1023	Canada
Omar Carneiro da Cunha	Senior Partner of Dealmaker Ltd. and BOND Consultoria Empresarial e Participacoes	Av. Visconde de Albuquerque, 999, Rio de Janeiro, RJ, Brasil, CEP- 22450-001	Brazil
William T. Cahill	Corporate Director of Brookfield Office Properties Inc.	Brookfield Place, 250 Vesey Street, 15th Floor, New York, NY 10281-1023	U.S.A.
Christie J.B. Clark	Corporate Director of Brookfield Office Properties Inc.	Brookfield Place, 181 Bay Street, Suite 330, Toronto, Ontario M5J 2T3, Canada	Canada
Richard B. Clark	Chief Executive Officer of Brookfield Property Group LLC, one of the service providers of Brookfield Property Partners L.P.	Brookfield Place, 250 Vesey St., 15th Fl., New York, NY USA 10281-1023	U.S.A.
Jack L. Cockwell	Group Chairman of Brookfield	51 Yonge Street, Suite 400, Toronto, Ontario M5E 1J1, Canada	Canada
Marcel R. Coutu	President and Chief Executive Officer of Canadian Oil Sands Limited	Canadian Oil Sands Limited, 2500 First Canadian Centre, 350 – 7th Ave. S.W., Calgary, Alberta T2P 3N9 Canada	Canada
Bryan K. Davis	Chief Financial Officer of Brookfield Office Properties Inc.	Brookfield Place 250 Vesey Street, 15th Floor New York, NY 10281-1023	U.S.A.
Stephen DeNardo	Managing Director and President and Chief Executive Officer of RiverOak Investment Corp., LLC	1 Atlantic St. Ste 703, Stamford, Connecticut, United States of America, 06901	U.S.A.
Thomas F. Farley	President and Global Chief Operating Officer of Brookfield Office Properties Inc.	Brookfield Place, 181 Bay Street, Suite 330, Toronto, Ontario M5J 2T3, Canada	Canada
J. Bruce Flatt	Senior Managing Partner and Chief Executive Officer of Brookfield Asset Management	Brookfield Place, 181 Bay Street, Suite 330, Toronto, Ontario M5J 2T3, Canada	Canada
Dennis H. Friedrich	Corporate Director and Chief Executive Officer of Brookfield Office Properties Inc.	Brookfield Place, 250 Vesey Street, 15th Floor, New York, NY 10281-1023	U.S.A.
Murray Goldfarb	Senior Vice President, Counsel, Brookfield Property Group	Brookfield Place, 250 Vesey Street, 15th Floor, New York, NY 10281-1023	U.S.A.
Robert J. Harding	Past Chairman and Corporate Director of Brookfield	181 Bay Street, Brookfield Place, Suite 300, Toronto, Ontario M5J 2T3, Canada	Canada
Michael Hegarty	Corporate Director of Brookfield Office Properties Inc.	Brookfield Place, 250 Vesey Street, 15th Floor, New York, NY 10281-1023	U.S.A.

Name	Principal Occupation	Business Address	Citizenship
Martin Jepson	President and Chief Operating Officer, UK Commercial Operations, Brookfield Office Properties Inc.	99 Bishopsgate, 2nd floor, London EC2M 3XD, United Kingdom	United Kingdom
Maureen Kempston Darkes	Corporate Director of Brookfield and former President, Latin America, Africa and Middle East, General Motors Corporation	c/o 21 Burkebrook Place, Apt. 712, Toronto, Ontario M4G 0A2, Canada	Canada
David W. Kerr	Corporate Director of Brookfield	c/o 51 Yonge Street, Suite 400, Toronto, Ontario M5E 1J1, Canada	Canada
Brian W. Kingston	Corporate Director of Brookfield Office Properties Inc.	Brookfield Place, 250 Vesey Street, 15th Floor, New York, NY 10281-1023	U.S.A.
Edward C. Kress	Corporate Director	c/o 51 Yonge Street, Suite 400 Toronto, Ontario M5E 1J1, Canada	Canada
Brian D. Lawson	Senior Managing Partner and Chief Financial Officer of Brookfield Asset Management	181 Bay Street, Brookfield Place, Suite 300, Toronto, Ontario M5J 2T3, Canada	Canada
Lance Liebman	Director, America Law Institute	Columbia Law School, 435 West 116th Street, New York, New York 10027 – 7297, U.S.A.	U.S.A.
Philip B. Lind	Vice-Chairman of Rogers Communications Inc.	Rogers Communications Inc., 333 Bloor Street East, 10th Floor, Toronto, Ontario M4W 1G9, Canada	Canada
Frank N.C. Lochan	Corporate Director	228 Lakewood Drive, Oakville, Ontario L6K 1B2	Canada
Louis Joseph Maroun	Executive Chairman of Sigma Real Estate Advisors/Sigma Capital Corporation	Sigma Capital Corp., Waterloo House, 100 Pitt's Bay Road, Suite 2, Pembroke, Bermuda HM08	Canada
Paul J. Massey Jr.	Corporate Director of Brookfield Office Properties Inc.	Brookfield Place, 250 Vesey Street, 15th Floor, New York, NY 10281-1023	U.S.A.
F. Allan McDonald	Corporate Director of Brookfield Office Properties Inc.	Brookfield Office Properties, Brookfield Place, 181 Bay Street, Suite 330, Toronto, Ontario M5J 2T3, Canada	Australia
Frank J. McKenna	Deputy Chair of TD Bank Group and Chair of Brookfield	TD Bank Group, P.O. Box 1, TD Centre, 66 Wellington St. West, 4th Floor, TD Tower, Toronto, Ontario M5K 1A2, Canada	Canada
George E. Myhal	Senior Managing Partner of Brookfield	181 Bay Street, Brookfield Place, Suite 300, Toronto, Ontario M5J 2T3, Canada	Canada

Name	Principal Occupation	Business Address	Citizenship
Youssef A. Nasr	Corporate Director of Brookfield and former Chairman and CEO of HSBC Middle East Ltd. and former President of HSBC Bank Brazil	P.O. Box 16 5927, Beirut, Lebanon	Lebanon and U.S.A.
Lord O'Donnell	Strategic Advisor to TD Bank Group	181 Bay Street, Brookfield Place, Suite 300, Toronto, Ontario M5J 2T3, Canada	United Kingdom
James A. Pattison	Chairman and Chief Executive Officer of The Jim Pattison Group	The Jim Pattison Group, 1800 – 1067 West Cordova Street, Vancouver, B.C. V6C 1C7, Canada	Canada
Samuel J.B. Pollock	Senior Managing Partner of Brookfield	181 Bay Street, Brookfield Place, Suite 300, Toronto, Ontario M5J 2T3, Canada	Canada
Timothy R. Price	Chairman, Brookfield Funds	c/o 51 Yonge Street, Suite 400 Toronto, Ontario M5E 1J1, Canada	Canada
José Ramón Valente Vías	Partner and Executive Director of ECONSULT	El Golf 99, Of. 1201, Las Condes, Santiago, Chile, South America	Chile
Lars Rodert	Senior Portfolio Manager of Inter IKEA Treasury, North America and Europe	Dreve Richelle 161 1410 Waterloo, Belgium	Sweden
Tony E. Rubin	Treasurer, Partners Limited	c/o 51 Yonge Street, Suite 400 Toronto, Ontario M5E 1J1, Canada	Canada
Mitchell E. Rudin	President and Chief Executive Officer, U.S. Commercial Operations, Brookfield Office Properties Inc.	Brookfield Place, 250 Vesey Street, 15th Floor, New York, NY 10281-1023	U.S.A.
Ngee Huat Seek	Corporate Director of Brookfield	168 Robinson Road, #37 – 01 Capital Tower Singapore 068912	Singapore
Saul Shulman	Chief Executive Officer of MLG Management Inc.	95 St. Clair Avenue West, Suite 1403, Toronto, Ontario M4V 1N6, Canada	Canada
Robert L. Stelzl	Private real estate investor and investment manager	Brookfield Place, 250 Vesey St., 15th Fl., New York, NY USA 10281-1023	U.S.A.
John Stinebaugh	Chief Financial Officer of Brookfield Property Group LLC, one of the service providers of Brookfield Property Partners L.P.	Brookfield Place, 250 Vesey Street, 15th Floor, New York, NY 10281-1023	U.S.A.
T. Jan Sucharda	President and Chief Executive Officer, Canadian Commercial Operations of Brookfield Office Properties Inc.	Brookfield Place, 181 Bay Street, Suite 330, Toronto, Ontario M5J 2T3, Canada	Canada

Name	Principal Occupation	Business Address	Citizenship
Diana L. Taylor	Managing Director, Wolfensohn & Company L.L.C.	Wolfensohn & Company L.L.C., 1350 Avenue of the Americas, Suite 2900, New York, N.Y. 10019	U.S.A.
George S. Taylor	Corporate Director of Brookfield	c/o R.R. #3, 4675 Line 3, St. Marys, Ontario, N4X 1C6, Canada	Canada
Denis A. Turcotte	President and Chief Executive Officer of North Channel Management and North Channel Capital Partners	Brookfield Place, 181 Bay Street, Suite 330, Toronto, Ontario M5J 2T3, Canada	Canada
Kurt Wilkinson	Chief Operating Officer, Australian Commercial Operations of Brookfield Office Properties Inc.	Level 22, 135 King Street, Sydney, NSW 2000, Australia	Australia
Ralph J. Zarboni	Chairman and CEO of The EM Group Inc.	The EM Group Inc., 14 Brewster Road, Brampton, Ontario L6G 5B7	Canada
John E. Zuccotti	Corporate Director of Brookfield Office Properties Inc.	Brookfield Place, 250 Vesey Street, 15th Floor, New York, NY 10281-1023	U.S.A.

        During the last five years, none of BPO, the BPY Filing Persons, the BPY General Partner, Partners Limited and Partners Value Fund Inc. or any of the officers or directors of such entities have been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment or decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

        With the exception of Gordon E. Arnell (formerly Chairman of Brookfield Office Properties Inc.), Richard B. Clark (formerly Chief Executive Officer of Brookfield Office Properties Inc.), Murray Goldfarb (formerly Partner at Fried, Frank, Harris, Shriver & Jacobson LLP), Youssef A. Nasr (formerly Chairman and Chief Executive Officer of HSBC Middle East Ltd.), Lord O'Donnell (formerly Cabinet Secretary and head of the British Civil Service), Ngee Huat Seek (formerly Advisor at GIC Real Estate Pte. Ltd.), A.J. Silber (formerly Associate at Torys LLP), and John Stinebaugh (formerly Chief Financial Officer of Brookfield Infrastructure Partners L.P.), each of the individuals listed above has held his or her principal occupation for more than the past five years.

QuickLinks

  Exhibit 99.1
BROOKFIELD OFFICE PROPERTIES INC. NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS
MANAGEMENT PROXY CIRCULAR
TABLE OF CONTENTS
SUMMARY
BPO MEETING AND VOTING INFORMATION
SPECIAL FACTORS
DESCRIPTION OF THE ARRANGEMENT
TREATMENT OF BPO CONVERTIBLE PREFERRED SHARES
DESCRIPTION OF THE BOARD ELECTION RESOLUTION
RISK FACTORS
RIGHTS OF DISSENTING BPO COMMON SHAREHOLDERS
CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS
CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS
COMPARISON OF RIGHTS
INFORMATION CONCERNING BPO
INFORMATION CONCERNING THE PURCHASERS
AGREEMENTS RELATING TO THE OFFER
SOURCE OF OFFERED CONSIDERATION AND ARRANGEMENT CONSIDERATION
SUMMARY SELECTED HISTORICAL CONSOLIDATED FINANCIAL INFORMATION OF BROOKFIELD PROPERTY PARTNERS
SUMMARY SELECTED HISTORICAL CONSOLIDATED FINANCIAL INFORMATION OF BPO
SUMMARY SELECTED PRO FORMA CONSOLIDATED FINANCIAL INFORMATION(3)
SELECTED COMPARATIVE PRO FORMA PER SHARE/UNIT INFORMATION
CONSOLIDATED CAPITALIZATION OF BROOKFIELD PROPERTY PARTNERS
BENEFICIAL OWNERSHIP OF AND TRADING IN SECURITIES
ARRANGEMENTS, AGREEMENTS OR UNDERSTANDINGS; OTHER BENEFITS TO INSIDERS, AFFILIATES AND ASSOCIATES
EXPENSES OF THE OFFER AND THE ARRANGEMENT
DEPOSITARY
INDEBTEDNESS OF DIRECTORS, OFFICERS AND EMPLOYEES
CEASE TRADE ORDERS, BANKRUPTCIES, PENALTIES OR SANCTIONS
DIRECTORS' AND OFFICERS' LIABILITY INSURANCE
INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS
SHAREHOLDER PROPOSALS
OTHER BUSINESS
STATUTORY RIGHTS
LEGAL MATTERS
EXPERTS
CONSENT OF MORGAN STANLEY CANADA LIMITED
APPROVAL OF THE CIRCULAR
APPENDIX A — GLOSSARY OF TERMS
APPENDIX B — ARRANGEMENT RESOLUTION
APPENDIX C — BOARD ELECTION RESOLUTION
APPENDIX D — PLAN OF ARRANGEMENT FORM OF PLAN OF ARRANGEMENT UNDER SECTION 192 OF THE CANADA BUSINESS CORPORATIONS ACT
Class AAA Preference Shares, Series G
APPENDIX E — INTERIM ORDER
APPENDIX F — NOTICE OF APPLICATION FOR FINAL ORDER
APPENDIX G — SECTION 190 OF THE CBCA
APPENDIX H — PRO FORMA INFORMATION
BROOKFIELD PROPERTY PARTNERS L.P. UNAUDITED PRO FORMA CONSOLIDATED BALANCE SHEET As at December 31, 2013
BROOKFIELD PROPERTY PARTNERS L.P. UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF INCOME For the year ended December 31, 2013
BROOKFIELD PROPERTY PARTNERS L.P. NOTES TO THE UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS
APPENDIX I — AUDITED FINANCIAL STATEMENTS OF BOP SPLIT
BROOKFIELD PROPERTY SPLIT CORP. CONSOLIDATED BALANCE SHEET
BROOKFIELD PROPERTY SPLIT CORP. NOTES TO THE CONSOLIDATED BALANCE SHEET
APPENDIX J — AUDITED FINANCIAL STATEMENTS OF EXCHANGE LP
BROOKFIELD OFFICE PROPERTIES EXCHANGE LP BALANCE SHEET (all dollar amounts are in U.S. dollars)
BROOKFIELD OFFICE PROPERTIES EXCHANGE LP NOTES TO THE BALANCE SHEET
APPENDIX K — BPO ANNUAL MEETING INFORMATION
PART ONE — BUSINESS OF THE MEETING
PART TWO — STATEMENT OF CORPORATE GOVERNANCE PRACTICES
PART THREE — REPORT ON DIRECTOR COMPENSATION AND EQUITY OWNERSHIP
PART FOUR — REPORT ON EXECUTIVE COMPENSATION
SCHEDULE A — CORPORATE GOVERNANCE GUIDELINES
APPENDIX
APPENDIX L — VALUATIONS
APPENDIX M — FAIRNESS OPINION
APPENDIX N — IMPORTANT INFORMATION REGARDING BPO AND THE BPY FILING PERSONS